VIA EDGAR

January 10, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark Rakip Staff Accountant

Re:	Tejon Ranch Co. Form 10-K for fiscal year ended December 31, 2011 Filed March 12, 2012 File No. 1-7183

Dear Mr. Rakip,

In response to your verbal request on January 3, 2013 regarding documents related to the sale of conservation easements in 2011, we are supplementally providing to the United States Securities and Exchange Commission, or the Commission, certain easement agreements and escrow statements. Below, for your convenience, we have included a listing of the documents provided, followed by a brief description of the easement agreements provided

Documents Provided:

1.	Tejon Ranch Conservation and Land Use Agreement filed on Form 8-K on June 23, 2008.

2.	Deed of Conservation Easement and Agreement concerning Easement Rights related to:

•	Bi-Centennial acreage;

•	Tri-Centennial acreage;

•	Old Headquarters acreage;

•	White Wolf acreage; and

•	Michener acreage.

3.	Escrow closing statements related to:

•	Bi-Centennial Easement sale;

•	Tri-Centennial Easement sale;

•	Old Headquarters Easement sale;

•	White Wolf Easement Sale; and

•	Michener Easement Sale.

The names above are internal names given to specific areas of the Company’s ranch lands.

Documents Summary:

1.	The Tejon Ranch Conservation and Land Use Agreement is an agreement that was entered into in 2008 that required the Company to preserve land for conservation and granted five major environmental organizations options to acquire conservation easements on the above listed lands. Please refer to the Form 8-K filed June 23, 2008 for a copy and summary of the Agreement.

2.	The Deed of Conservation Easement and Agreement effected the transfer of the conservation easements and sets out the rights and responsibilities of the parties with respect to the conservation easements.

To follow the timeline that culminated in the sale of conservation easements in 2011, it is best to start with a review of the Tejon Ranch Conservation and Land Use Agreement, Section 6 – “Options to Purchase Conservation Easements”.

Management of the Company is aware of its responsibility for the adequacy and accuracy of both the financial numbers and disclosures within our filings. Our goal is to provide full disclosure and transparency in all of our filings. The Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s assistance in this process.

Best regards,

/s/ Allen E. Lyda
Allen E. Lyda
Executive Vice President and Chief Financial Officer
Tejon Ranch Co.

 Recording Requested By

First American Title NHS

    3071131

Recording requested by

and when recorded mail to:

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue, 49th Floor

Los Angeles, CA 90071-3197

Attn: Thomas J.P. McHenry, Esq.

APNs: Listed on the attached Exhibit H

Space above this line reserved for Recorder’s use

Documentary Transfer Tax not shown

pursuant to Section 11932 of the Revenue

and Taxation Code, as amended.

DEED OF CONSERVATION EASEMENT

AND AGREEMENT CONCERNING EASEMENT RIGHTS

(BI-CENTENNIAL)

THIS DEED OF CONSERVATION EASEMENT AND AGREEMENT CONCERNING EASEMENT RIGHTS (this “Conservation Easement”) is made this 28th day of February, 2011 (the “Agreement Date”), by TEJON RANCHCORP, a California corporation (“Grantor”), in favor of the TEJON RANCH CONSERVANCY, a California nonprofit public benefit corporation (“Grantee”). Grantor and Grantee are sometimes referred to in this Conservation Easement collectively as the “Parties” and individually as a “Party.”

RECITALS

A. Grantor is the sole owner in fee simple of certain real property containing approximately 11,019 acres, located in the Counties of Kern and Los Angeles, State of California, and depicted for illustrative purposes only on the map attached hereto as Exhibit B (the “Easement Property”). The portion of the Easement Property that is located in Kern County is more particularly described in Exhibit A-1 attached hereto, and the portion of the Easement Property that is located in Los Angeles County is more particularly described in Exhibit A-2 attached hereto.

B. The Easement Property is part of a larger property commonly known as “Tejon Ranch,” which comprises approximately 270,000 acres located in Los Angeles and Kern Counties and is depicted for illustrative purposes only on the map attached hereto as Exhibit C (“Tejon Ranch”). Tejon Ranch was, as of the effective date of the Ranch Agreement (defined below), owned in whole by Grantor. Historic ranch uses, dating back to 1843, have largely sustained a natural landscape on Tejon Ranch. Grantor has agreed to convey conservation easements over various portions of Tejon Ranch, including, but not limited to, the Easement Property, in accordance with the terms and conditions of that certain Tejon Ranch Conservation and Land Use Agreement, dated June 17, 2008 (as the same may be amended from time to time, the “Ranch Agreement”), by and among Natural Resources Defense Council, Inc., a New York nonprofit corporation; National Audubon Society, Inc., a New York nonprofit corporation, doing business in California as Audubon California; Planning and Conservation League, a California nonprofit public benefit corporation; Sierra Club, a California nonprofit public benefit corporation; and Endangered Habitats League, Inc., a California nonprofit public benefit corporation (each, a “Resource Organization” and collectively, the “Resource Organizations”); Grantor; Grantee; and Tejon Ranch Co., a Delaware corporation. On April 8, 2009, a Memorandum of the Ranch Agreement was recorded in the Official Records of Kern County as Instrument No. 0209049434, and on April 29, 2009, a Memorandum of the Ranch Agreement was recorded in the Official Records of Los Angeles County as Instrument No. 20090626840. The objective of the Ranch Agreement is to maintain the bulk of Tejon Ranch in its unaltered condition and, as appropriate, to enhance and restore natural resource values. The portions of Tejon Ranch over which Grantor has conveyed or may convey conservation easements pursuant to the Ranch Agreement (excluding any Unpurchased Acquisition Areas) are collectively referred to in this Conservation Easement as the “Conserved Lands.” The Conserved Lands are depicted for illustrative purposes only on the map attached hereto as Exhibit C.

C. The Conserved Lands will be managed pursuant to a Ranch-Wide Management Plan or RWMP (as defined in Section l(ffff)) that will be developed by Grantor and Grantee and adopted by Grantee in accordance with Section 3 of the Ranch Agreement. Effective September 18, 2009, Grantee adopted the Interim RWMP in accordance with Section 3.2 of the Ranch Agreement (the “Interim RWMP”), which will be in effect until the initial RWMP is adopted in accordance with Section 3.3 of the Ranch Agreement.

D. The Easement Property possesses significant natural resource and conservation values that are of great importance to Grantor, Grantee and the people of the State of California. The natural resource and conservation values include all of the following (collectively referred to in this Conservation Easement as the “Conservation Values”):

1. The Easement Property contains open space land important to maintaining various natural communities, including, but not limited to desert scrub, Mohave desert grassland supporting outstanding native grasses and forbs, oak savannah, oak woodland, riparian habitats, juniper woodland, and Joshua tree woodland.

2. The natural communities and habitats on the Easement Property are largely devoid of significant human alterations, and thus support intact ecosystem processes on which the communities and species on the Easement Property are dependent.

3. The Easement Property supports all or part of numerous intact watersheds, including, but not limited to Little Sycamore, Big Sycamore, Bronco Canyon, Los Alamos Canyon and Pescado Canyon. The watersheds on the Easement Property support natural watershed functions and high quality aquatic, wetland, and riparian habitats.

4. The Easement Property provides significant regional landscape connectivity functions, and its protection will ensure that these functions will be maintained and this area and its existing features will be available for its natural habitat values.

5. The Easement Property supports diverse and sensitive flora and fauna dependent on its high quality natural communities, functional watersheds, intact ecosystem processes, and landscape connectivity. Species of note include pronghorn, Tehachapi pocket mouse, southern grasshopper mouse, burrowing owl, coast homed lizard, and desert night lizard. Protection of the Easement Property also helps support numerous other species dependent on its habitats, food resources, and water supplies.

6. The Easement Property contains extraordinary native grassland that supports wildflower displays, expansive open vistas and other scenic resources, and the protection of the Easement Property will provide a significant public benefit by preserving open space against development pressure and will protect scenic qualities unique to the area.

E. Grantor intends that the Conservation Values of the Easement Property be preserved, maintained and protected, and, consistent with the terms of this Conservation Easement, restored and enhanced, in perpetuity, subject to the terms and conditions of this Conservation Easement. To accomplish the Conservation Purpose (as defined in Section 2(a)), Grantor desires to convey to Grantee and Grantee desires to obtain from Grantor a conservation easement that restricts certain uses of the Easement Property and grants certain rights to Grantee in order to preserve, maintain, protect, identify, monitor, restore and enhance in perpetuity the Conservation Values, the terms of which are set out in more detail below.

F. The protection of the Conservation Values by this Conservation Easement serves important state and local policies and provides significant public benefit to the people of the State of California. In addition, the grant of this Conservation Easement will further the conservation policies set forth in the following:

Section 815 of the California Civil Code, in which the California Legislature has declared: (1) that “the preservation of land in its natural, scenic, agricultural, historical, forested, or open-space condition is among the most important environmental assets of California”; and (2) that it is “in the public interest of this state to encourage the voluntary conveyance of conservation easements to qualified nonprofit organizations”;

The California Wildlife Conservation Law of 1947 (codified in Chapter 4 of Division 2 of the California Fish and Game Code, commencing with Section 1300); and

The Safe Drinking Water, Water Quality and Supply, Flood Control, River and Coastal Protection Bond Act of 2006 (Proposition 84, Public Resources Code Section 75055), which recognizes the value and public benefit of, and provides funding for the acquisition, development, rehabilitation, restoration, and protection of wildlife habitat that promotes the recovery of threatened and endangered species; provides corridors linking separate habitat areas to prevent habitat fragmentation; protects significant natural landscapes and ecosystems such as mixed conifer forests, oak woodlands, riparian and wetland areas; and implements the recommendations of the California Comprehensive Wildlife Strategy, as submitted in October 2005 to the United States Fish and Wildlife Service.

G. Grantee has entered into California Wildlife Conservation Board Grant Agreement No. WC-1043JW (the “WCB Grant Agreement”), a copy of which has been provided to Grantor, pursuant to which the California Wildlife Conservation Board (“WCB”) provided funding for the acquisition of this Conservation Easement. A notice of the WCB Grant Agreement is being recorded in Kern and Los Angeles Counties concurrently herewith. Among other conditions, the WCB Grant Agreement requires that representatives of WCB have the right to enter upon the Easement Property once every year to assess compliance with the WCB Grant Agreement, which access is provided for in this Conservation Easement. Pursuant to the WCB Grant Agreement, if Grantee violates any essential terms or conditions of the WCB Grant Agreement, then WCB may require Grantee to convey its interest in this Conservation Easement to the State of California, acting by and through WCB, or another qualified entity.

H. Grantee is a nonprofit public benefit corporation incorporated under the laws of the State of California as a tax-exempt corporation described in Section 815.3 of the California Civil Code, qualified under Section 501(c)(3) of the Internal Revenue Code and the regulations promulgated thereunder, and organized to preserve, enhance and restore the native biodiversity and ecosystem values of Tejon Ranch and the Tehachapi Range by engaging in charitable and educational activities within the meaning of Section 501(c)(3) of the Internal Revenue Code that further the preservation, protection, or enhancement of land in its natural, scenic, historical, agricultural, forested, or open-space condition or use.

GRANT OF EASEMENT AND AGREEMENT

In consideration of the recitals set forth above and in consideration of the mutual covenants, terms, conditions, and restrictions contained in this document and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and pursuant to California law, including Civil Code Section 815 et seq., Grantor hereby voluntarily grants and conveys to Grantee, and to Grantee’s successors and assigns, and Grantee hereby accepts, a conservation easement in perpetuity in, on, over, and across the Easement Property, subject to the following covenants, terms, conditions and restrictions:

1. Definitions. As used in this Conservation Easement, the following terms shall have the meanings set forth below.

(a) “Access Notice” means a written notice delivered to Grantor by a Requesting Party in accordance with Section 7(a)(1), which notice shall include (i) a detailed description of the purpose for entry on the Easement Property, (ii) the specific areas of the Easement Property to be accessed, (iii) the proposed date(s) of entry on and duration of access to the Easement Property, and (iv) the number of persons who would enter on and access the Easement Property.

(b) “Activity Notice” means a written notice delivered to Grantor by Grantee in accordance with Section 7(c), which notice shall include (i) the proposed Conservation Activity, (ii) a detailed description of the nature, scope, location and purpose of the proposed Conservation Activity (including any proposed building, structure or improvement permitted by Section 7(d) and proposed by Grantee in connection with such Conservation Activity), (iii) a schedule of the work or activities to be performed or conducted on the Easement Property, and (iv) a list of the names of any contractors or other parties and persons who would perform the Conservation Activity.

(c) “Additional Area” has the meaning set forth in Section 6(b)(2)(R).

(d) “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, another Person. For purposes of this definition, control means the ability to direct or cause the direction of the management and policies of another Person, including, but not limited to, by contract, by ownership of its voting securities or membership interests, by having the right to designate or elect members of its governing body, or otherwise. For purposes of this Conservation Easement, a Person is “Affiliated” with another Person if any one or more officers, directors, employees, partners, members or shareholders of either such Person control the other Person.

(e) “Agreement Date” has the meaning set forth in the Preamble.

(f) “Allowed Diversion Facilities” means:

(i) diversion facilities on the Easement Property that exist as of the date of the Ranch Agreement;

(ii) new or modified diversion facilities used for surface water diversions on the Easement Property authorized pursuant to Approved Water Rights Permits;

(iii) new or modified water collection and distribution equipment that is used solely for the purpose of watering Livestock or wildlife within the Easement Property (e.g., pipelines, troughs and stock ponds); and

(iv) other new or modified diversion facilities, provided that (A) the total amounts of surface water diversions that can be made by the facilities being added or modified will not be greater than the amounts that can be made by those diversion facilities being modified or replaced, (B) Grantor will use BMPs in the location, design and construction of such facilities as reasonably determined by Grantee; and (C) either (1) the water diverted through such new or modified diversion facilities will be applied only to beneficial uses within the boundaries of Tejon Ranch, or (2) Grantee determines that the use of the diverted water outside the boundaries of Tejon Ranch will not Significantly Impair Conservation Values as compared to the Conservation Values that exist as of the date of the Ranch Agreement, which determination shall not be unreasonably withheld.

(g) “Applicable Laws” means any one or more present and future laws, ordinances, rules, regulations, permits, authorizations, orders and requirements, to the extent applicable to the Parties or to the Easement Property or any portion thereof, whether or not in the present contemplation of the Parties, including, but not limited to, all consents, authorizations or approvals (including Project Approvals) obtained from, and all statutes, rules and regulations of, and all building, zoning and other laws of, any Resource Agency and all other federal, state, regional, county and municipal governments, the departments, bureaus, agencies or commissions thereof, authorities, boards of officers, any national or local board of fire underwriters, or any other body or bodies exercising similar functions, having or acquiring jurisdiction of, or which may affect or be applicable to, the Easement Property or any part thereof, including, but not limited to, any subsurface area, the use thereof and of the buildings and improvements thereon.

(h) “Approved Water Rights Permits” means (i) water right Permits 21178, 21179, 21180, 21181, 21182, 21183, 21184, 21189, 21190, 21191, and 21192 issued by the State Water Resources Control Board and California Department of Fish and Game Agreement Nos. 2006-0157-R4 and 2006-0184-R4, as such permits and agreements exist as of the date of the Ranch Agreement, and (ii) any amendment or revision to, or replacement of, any of these permits or agreements that does not increase the amount of surface water that may be diverted under these permits and agreements as they exist as of the date of the Ranch Agreement.

(i) “Best Management Practices” or “BMPs” means practices and procedures established in the RWMP that apply to the exercise of the Reserved Rights, other than the Core Activities (except as specifically noted in Section 6(b)(1)(E)), on the Conserved Lands and are (i) based on the best available scientific information, (ii) feasible, both economically and technologically, (iii) reasonable and practicable methods to reduce or minimize adverse impacts to natural resources and conservation values resulting from those activities that are subject to BMPs, (iv) consistent with the applicable Management Standard, and (v) with respect to the Initial Stewardship Standard and the Long-Term Stewardship Standard, reasonably necessary to achieve such Management Standard.

(j) [Intentionally Omitted]

(k) “California State Parks” has the meaning set forth in Section 14(e)(1).

(l) “CEQA” means the California Environmental Quality Act (California Public Resources Code Section 21000 et seq.) and the guidelines thereunder (14 California Code of Regulations Section 15000 et seq.).

(m) “CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. Section 9601 et seq.).

(n) “Claims” means any and all liabilities, penalties, costs, losses, damages, expenses (including, but not limited to, reasonable attorneys’ fees and experts’ fees), causes of action, claims, demands, orders, liens or judgments.

(o) “Communications Infrastructure” means telecommunications lines and associated facilities, and other similar improvements for communications.

(p) “Conservation Activity” has the meaning set forth in Section 7(b).

(q) “Conservation Easement” has the meaning set forth in the Preamble.

(r) “Conservation Purpose” has the meaning set forth in Section 2(a).

(s) “Conservation Values” has the meaning set forth in Recital D.

(t) “Conserved Lands” has the meaning set forth in Recital B.

(u) “Consulting Expert” means a duly qualified expert in the subject matter of an alleged violation of this Conservation Easement, who is agreed upon by the Parties.

(v) “Contract Violation” means an Existing Contract Violation, a New Contract Violation, or any violation of any provision of this Conservation Easement that includes an obligation of Grantor to cause a third party to comply with any requirement of this Conservation Easement.

(w) “Core Activities” has the meaning set forth in Section 6(b)(1).

(x) “Defaulting Party” has the meaning set forth in Section 9(a).

(y) “Designated Area” means the Designated Mining Area or the Designated Water Bank Area.

(z) “Designated Area Standards” means, collectively, the Mining Area Standard and the Water Bank Area Standard.

(aa) [Intentionally Omitted]

(bb) “Designated Mining Area” means that portion of the Easement Property designated on Exhibit D as the Designated Mining Area.

(cc) “Designated Water Bank Area” means that certain area adjacent to the Easement Property designated on Exhibit D as the Designated Water Bank Area.

(dd) “Development Areas” means the following area(s) generally depicted on Exhibit E: (i) Bakersfield National Cemetery; (ii) Centennial; (iii) Grapevine; (iv) Tejon Industrial Complex; (v) Tejon Mountain Village; and (vi) TRC Headquarters.

(ee) “Disputed Terms” has the meaning set forth in Section 24(d).

(ff) “Disturbance Areas” means that portion of the Easement Property generally depicted on Exhibit F as Disturbance Area G, the precise boundaries of which shall conform to the boundaries depicted on Exhibit F-1, with such minor modifications to such boundaries as Grantor and Grantee may mutually agree.

(gg) “Easement Property” has the meaning set forth in Recital A.

(hh) “Environmental Laws” includes, but is not limited to, CERCLA, RCRA, HTA, HCL, HSA, and any other federal, state, local or administrative agency statute, ordinance, rule, regulation, order or requirement relating to pollution, protection of human health or safety, the environment or Hazardous Materials.

(ii) “Excluded Transfer” means any one of the following types of transfer of the fee interest in the Easement Property or any part thereof:

(1) Any transfer to a Related Party;

(2) Any transfer in the nature of foreclosure or deed in lieu of foreclosure of a deed of trust or mortgage encumbering the Easement Property;

(3) Any transfer to a public entity or to a nonprofit entity of the type described in Section 815.3 of the California Civil Code; or

(4) Any transfer that is exempt from a “Change of Ownership” reassessment under California Revenue and Taxation Code Section 60 and implementing regulations.

(jj) “Existing Condition” means a biological or physical condition in a Mitigation Area that actually exists at the time of a Mitigation Area Approval; provided, however, an Existing Condition does not include the potential for future changes to the biological or physical condition of a Mitigation Area that could result, but have not actually occurred, from implementation of BMPs or other provisions of the RWMP.

(kk) “Existing Contract” means a contract that permits the use by a third party, or requires the use by Grantor, of the Easement Property, or a portion thereof (including, but not limited to, a lease or an easement) entered into prior to the date of the Ranch Agreement, including any Required Extension.

(ll) “Existing Contract Violation” means a violation of the terms of an Existing Contract after the Agreement Date, by a party to the Existing Contract other than Grantor, that will Significantly Impair the Conservation Values and that, if performed by Grantor, would constitute a violation of the terms of this Conservation Easement.

(mm) “Existing Easement” means an Existing Contract that is an easement.

(nn) [Intentionally omitted]

(oo) “Finally Granted” means, with respect to any Project Approval, that such Project Approval has been given (and, if applicable, any necessary ordinance, resolution or similar legislative action granting or ratifying the giving of such approval has been adopted) and all applicable appeal periods for the filing of any administrative appeal, and statutes of limitation for the filing of any judicial challenge of such approval shall have expired and no such appeal or challenge shall have been filed, or if any administrative appeal or judicial challenge is filed, such approval shall either (i) have been upheld without modification, imposition of conditions or other change by a final decision in the final such appeal or challenge that is timely filed, or (ii) upheld with modification, imposition of conditions or other change by a final decision that is subsequently relied upon to proceed with development authorized by the Project Approval as finally issued. The statute of limitations for the filing of any judicial challenge shall be deemed to be (A) one hundred eighty (180) days as to any Initial Entitlement, and (B) one (1) year as to any other Project Approval, except that Owner Designee may, in its sole discretion, by notice to Grantee, waive the requirement that the statute of limitations for the filing of any judicial challenge shall have expired, and designate any Project Approval that has been given as having been Finally Granted.

(pp) “Governmental Agency” and “Governmental Agencies” means any public or quasi-public agency, board, body, bureau, commission, department, office or other authority created or authorized by any federal, state, regional or local statute, ordinance, government or governmental body, including Resource Agencies, cities, counties, and other political subdivisions.

(qq) “Grantee” has the meaning set forth in the Preamble and in Section 25(n).

(rr) “Grantee Indemnified Parties” means, collectively, Grantee and its directors, officers, employees, agents, contractors, and representatives and the heirs, representatives, successors and assigns of each of them.

(ss) “Grantor” has the meaning set forth in the Preamble and in Section 25(n).

(tt) “Grantor Indemnified Parties” means, collectively, Grantor and its directors, officers, employees, agents, contractors, and representatives and the heirs, representatives, successors and assigns of each of them.

(uu) “Hazardous Materials” includes, but is not limited to, (i) material that is flammable, explosive or radioactive; (ii) petroleum products, including by-products and fractions thereof; and (iii) hazardous materials, hazardous wastes, hazardous or toxic substances, or related materials defined in CERCLA, RCRA, HTA, HSA, HCL, and in the regulations adopted and publications promulgated pursuant to them, or any other applicable Environmental Laws now in effect or enacted after the Agreement Date.

(vv) “HCL” means the Hazardous Waste Control Law (California Health & Safety Code Section 25100 et seq.).

(ww) “HSA” means the Carpenter-Presley-Tanner Hazardous Substance Account Act (California Health & Safety Code Section 25300 et seq.).

(xx) “HTA” means the Hazardous Materials Transportation Act (49 U.S.C. Section 5101 et seq.).

(yy) “Incidental Ranch Facilities” means all facilities not otherwise described in Section 6(b) that are incident to a Reserved Right, including, but not limited to, squeezes, loading chutes, holding and feeding fields, corrals, barns, shop and storage buildings, sewage disposal facilities and systems, water distribution and irrigation facilities, Livestock and wildlife watering facilities (including impoundments and related water distribution facilities) and Infrastructure.

(zz) “Infrastructure” means streets, roads and bridges; transit and transportation facilities; water supply lines and water resource systems; storm drains and sewers; wastewater lines and wastewater management systems; power transmission lines and other associated facilities; oil and gas pipelines and associated facilities; Communications Infrastructure; and other similar improvements, utilities and facilities, but excluding power generation facilities (except in the Designated Mining Area, within which power generation facilities, to the extent reasonably necessary to serve the uses permitted by Section 6(b)(1)(H)(iii), Section 6(b)(2)(B) or Section 6(b)(2)(F), shall be included as Infrastructure).

(aaa) “Initial Entitlements” means county approval of a specific plan (or comparable plan) following certification of environmental review pursuant to CEQA.

(bbb) “Initial Period” means the period commencing on the Agreement Date and continuing until June 17, 2013.

(ccc) “Initial Stewardship Standard” is the Management Standard that applies during the Initial Period (except where a Designated Area Standard applies), the purpose of which is to preserve the Conservation Values existing as of the Effective Date of the Ranch Agreement. The Interim RWMP sets forth BMPs established consistent with the Initial Stewardship Standard.

(ddd) “Interim RWMP” has the meaning set forth in Recital C.

(eee) “Livestock” means animals typically kept on a farm or ranch, including, but not limited to, cattle, swine, poultry, horses, sheep and goats.

(fff) “Long-Term Stewardship Standard” is the Management Standard that applies following the Initial Period (except where a Designated Area Standard applies) and shall be at least as protective of Conservation Values as the Initial Stewardship Standard. Under the Long-Term Stewardship Standard, establishment and implementation of BMPs and identification and implementation of Conservation Activities and other actions subject to this standard shall be consistent with the requirements of this Conservation Easement, the requirements for the RWMP set forth in Article 3 of the Ranch Agreement, and the following principles: (i) the continued economic use of the Conserved Lands, as a whole, will be respected, (ii) over time the goal is that the native biodiversity and ecosystem values of the Conserved Lands will be enhanced, (iii) high priority areas of particular sensitivity identified in the RWMP will be the focus of Grantee’s Conservation Activities, and in such areas, the Conservation Purpose will take precedence over economic uses, (iv) the enhanced biological and physical conditions resulting from previously approved Conservation Activities within such areas will be maintained, and (v) Conservation Activities shall be carefully coordinated with Grantor’s use of the Easement Property and then-existing leases, easements and other agreements.

(ggg) “Management Standard” means the applicable standard governing the establishment of BMPs in the RWMP, and the subsequent implementation of such BMPs and, where applicable, the identification in the RWMP and the implementation of Conservation Activities and other actions subject to such standard. The Management Standards are, collectively, the Initial Stewardship Standard, the Long-Term Stewardship Standard, the Mining Area Standard, and the Water Bank Area Standard.

(hhh) “Mining Area Standard” is the Management Standard that applies to the establishment of BMPs in the RWMP, and the subsequent implementation of such BMPs for mineral extraction-related uses permitted pursuant to Section 6(b)(2)(F) in the Designated Mining Area. Under the Mining Area Standard, exploration, development and removal or extraction of minerals and non-mineral substances permitted by Section 6(b)(2)(F), expansion or construction of new Incidental Ranch Facilities within the Designated Mining Area permitted by Section 6(b)(2)(I) and other actions subject to the Mining Area Standard under this Conservation Easement shall be subject only to BMPs that do not substantially adversely affect Grantor’s economic use of the Designated Mining Area for uses permitted by Section 6(b)(2)(F).

(iii) “Mitigation” means any action required to be taken, or any negative covenant or restriction required to be imposed, in or on, or fee transfer of, any Mitigation Area(s) to satisfy a requirement or condition of a Project Approval (or any similar approval relating to a Potential Project) or an approval relating to the exercise of a Reserved Right, to mitigate or compensate for or otherwise offset natural resource impacts of the Project, Potential Project or Reserved Right. The Parties expect that Mitigation will be consistent with and advance the goals and principles of the RWMP; however, actual Mitigation requirements and conditions will be established and enforced by the Resource Agencies.

(jjj) “Mitigation Area” means any area or areas within the Easement Property designated for Mitigation purposes as provided in Section 3.10 of the Ranch Agreement and approved by the Resource Agency or Agencies imposing the Mitigation requirement(s). Mitigation Areas also include areas that have been previously restricted or transferred as Mitigation.

(kkk) “Mitigation Area Approval” means a Resource Agency action identifying a Mitigation Area as the approved location of Mitigation activity.

(lll) “Mitigation Implementation Period” means a five (5) year period following the date on which each Project Approval has been Finally Granted, which Project Approval requires Mitigation activities, unless Grantee and Owner Designee mutually agree to an alternate period.

(mmm) “Mitigation Transition Period” means a period that commences on the date that is two (2) years prior to the end of a Mitigation Implementation Period.

(nnn) “New Contract” means a contract that permits the use of the Easement Property, or a portion thereof, including, but not limited to, a lease or an easement, entered into after the date of the Ranch Agreement, but excluding any Required Extension of an Existing Contract.

(ooo) “New Contract Violation” means a violation of the terms of this Conservation Easement, by a party to a New Contract other than Grantor, that will Significantly Impair the Conservation Values of the Easement Property.

(ppp) “New Surface Water Diversions” means any diversions on the Easement Property of naturally occurring surface water flows other than diversions of such surface water flows by Allowed Diversion Facilities.

(qqq) “Non-Defaulting Party” has the meaning set forth in Sections 9(a) and 9(b).

(rrr) “Notice of Violation” means a written notice delivered to a Party pursuant to Section 9(a) or Section 9(b) that contains a reasonably detailed description of the alleged or threatened violation.

(sss) [Intentionally Omitted]

(ttt) “Owner Designee” means the Tejon Ranch Co., a Delaware corporation; provided, however, that from time to time on or after January 1, 2022, if Owner Designee, itself or through its Affiliates, does not own the fee interest in substantially all of Tejon Ranch, then Owner Designee shall have the right, but not the obligation, upon notice to Grantee and the Third Party Beneficiary and subject to the provisions of Section 3.13 of the Ranch Agreement, to designate a new Owner Designee who must be a single Person then owning the fee interest in any substantial portion of the Conserved Lands, or an entity formed by Tejon Ranch Co. or its successor to act as Owner Designee.

(uuu) “Party” and “Parties” have the meanings set forth in the Preamble.

(vvv) “Person” means any individual, general partnership, limited partnership, limited liability company, corporation, joint venture, trust, estate, cooperative, association or other entity, whether domestic or foreign, and any Governmental Agency.

(www) “Potential Project” means any permitting, entitlement, development, use, improvement, maintenance, repair, replacement and/or alteration, in any fashion, of an Unpurchased Acquisition Area, other than a Project.

(xxx) “Prohibited Uses” has the meaning set forth in Section 5.

(yyy) “Project” means any permitting, entitlement, development, use, improvement, maintenance, repair, replacement and/or alteration, in any fashion, of: (i) Development Areas, (ii) the Conserved Lands, as may be allowed under the terms of the Ranch Agreement or any applicable conservation easement, or (iii) an Unpurchased Acquisition Area, as would be allowed in the Conserved Lands consistent with the applicable terms of Section 3.5 of the Ranch Agreement.

(zzz) “Project Approval” and “Project Approvals” means, in connection with any Project (or any phase of a Project) any authorization, approval, determination, agreement, entitlement or permit that may be sought or obtained from any Governmental Agency having jurisdiction over any aspect of a Project, including, but not limited to, Initial Entitlements, CEQA determination, development agreement, specific plan, parcel or subdivision map, zoning approval or determination, conditional use approval, grading permit, or the like. Without limiting the generality of the foregoing, Project Approvals include

Resource Agency approvals related to a Project, including the approval of the holder and/or form of a conservation easement for Mitigation Areas required pursuant to a permit or approval, and may include: (i) Habitat Conservation Plans to be obtained from the United States Fish and Wildlife Service (“USFWS”) pursuant to Section 10 of the Federal Endangered Species Act (16 U.S.C. Section 1531 et seq.) (“ESA”) and biological opinions to be obtained from USFWS pursuant to Section 7 of the ESA; (ii) permits to be obtained from the United States Army Corps of Engineers under Section 404 of the Federal Clean Water Act (“CWA”); (iii) streambed alteration agreements and California Endangered Species Act permits and agreements to be obtained from the California Department of Fish and Game; (iv) CWA Section 401 certifications and water quality permits under the Porter-Cologne Water Quality Control Laws (“Porter-Cologne”), and stormwater control plans and permits required under the CWA and Porter-Cologne, from the Regional Water Quality Control Boards subject to review by the State Water Resources Control Board; and (v) natural resource mitigation measures established by a CEQA lead or responsible agency for any Project.

(aaaa) “Proposed Plan” has the meaning set forth in Section 24(a).

(bbbb) “Public” means any person who is not (i) an agent or employee of Grantor or Grantee, (ii) an employee of any Governmental Agency while engaged in the conduct of their official duties for such Governmental Agency, (iii) a tenant, occupant or easement holder that claims a right or interest in the Easement Property by or through Grantor, or (iv) a licensee or invitee of Grantor.

(cccc) “Public Access” has the meaning set forth in Section 8(a).

(dddd) “Public Access Plan” has the meaning set forth in Section 8(a).

(eeee) “Ranch Agreement” has the meaning set forth in Recital B.

(ffff) “Ranch-Wide Management Plan” or “RWMP’ means the management plan for the Conserved Lands that will be developed by Grantor and Grantee and adopted by Grantee in accordance with the terms of Article 3 of the Ranch Agreement, and includes the Interim RWMP, the initial RWMP and updates to the initial RWMP. Among other things, the RWMP shall (i) identify and assess the natural resource and conservation attributes of the Conserved Lands and opportunities for protection, enhancement and restoration of those natural resource and conservation attributes, (ii) establish sustainable strategies for the stewardship of the Conserved Lands with appropriate provision for both the protection of the natural resource and conservation values of the Conserved Lands and continued use of the Conserved Lands for the Reserved Rights, (iii) establish reasonable and economically feasible conservation goals and objectives for the Conserved Lands, all as more particularly described in Article 3 of the Ranch Agreement, and (iv) achieve such goals and objectives through the establishment of BMPs for permitted uses of the Easement Property, identifying appropriate Conservation Activities, and providing flexibility to implement BMPs and Conservation Activities in an adaptive fashion to achieve the RWMP conservation goals and objectives all in accordance with the applicable Management Standard.

(gggg) “RCRA” means the Resource Conservation and Recovery Act of 1976 (42 U.S.C. Section 6901 et seq.).

(hhhh) “Referee Sections” has the meaning set forth in Section 25(d).

(iiii) “Related Party” means an entity that is an Affiliate of the transferor, or a successor entity to the transferor by way of merger, consolidation or other corporate reorganization, or an entity that acquires all or substantially all of the transferor’s capital stock or assets, or an entity that is the result of a spin-off of shares or assets of the transferor to the shareholders.

(jjjj) “Report” means that certain “Baseline Conditions Report” of the Easement Property, dated February 28, 2011.

(kkkk) “Requesting Party” has the meaning set forth in Section 7(a)(1).

(llll) “Required Extension” means an extension option contained in an Existing Contract that may be exercised without consent of Grantor by a party to the Existing Contract other than Grantor, and, following such exercise, is binding on all parties to the Existing Contract.

(mmmm) “Reserved Rights” means, collectively, all rights accruing from Grantor’s ownership of the Easement Property, including, but not limited to, the right to engage in or to permit or invite others to engage in all uses of the Easement Property, that are not prohibited or limited by, and are consistent with the Conservation Purpose of, this Conservation Easement, including, but not limited to, all activities expressly permitted in Section 6 or elsewhere in this Conservation Easement.

(nnnn) “Resource Agency” or “Resource Agencies” means any Governmental Agency with discretionary approval authority over all or any portion of a Project (or Potential Project) insofar as that Project (or Potential Project) will or may adversely affect any natural resources, including, without limitation, a CEQA lead agency for any Project.

(oooo) “Resource Organization” and “Resource Organizations” have the meanings set forth in Recital B.

(pppp) “Reviewable Aspect” has the meaning set forth in Section 24(a).

(qqqq) “Significantly Impair” means to injure, damage or make worse in some significant respect.

(rrrr) “Taxes” means all taxes, assessments (general and special), fees, and charges of whatever description levied on or assessed against the Easement Property by competent authority, including any taxes imposed upon, or incurred as a result of, this Conservation Easement.

(ssss) “Tejon Ranch” has the meaning set forth in Recital B.

(tttt) “Third Party Beneficiary” or “TPB” means that individual or entity identified and duly appointed by the Resource Organizations to exercise the rights and perform the obligations of the Third Party Beneficiary provided in this Conservation Easement, and who shall keep the Resource Organizations reasonably informed of its activities pursuant to this Conservation Easement. The Third Party Beneficiary may be changed upon not less than thirty (30) days prior written notice to Owner Designee and Grantee, duly signed and authorized by at least three (3) Resource Organizations, but in order for such notice to be effective, the notice must designate a replacement Third Party Beneficiary. The initial Third Party Beneficiary is National Audubon Society Inc., a New York nonprofit corporation d.b.a. Audubon California.

(uuuu) “TPB Enforceable Violation” means a violation of this Conservation Easement that (i) Significantly Impairs the Conservation Values of the Easement Property, (ii) does not relate to, or involve, the application of the BMPs or the Management Standards, and (iii) does not relate to or involve any interpretation, or question of the sufficiency or adequacy, of the BMPs, the RWMP, or the Management Standards. Without limiting the generality of the foregoing, an actual or threatened violation of the Prohibited Uses shall be a TPB Enforceable Violation.

(vvvv) “Transfer Fee” has the meaning set forth in Section 14(c).

(wwww) “UC” has the meaning set forth in Section 14(e)(2).

(xxxx) “Unpurchased Acquisition Area” has the meaning set forth in the Ranch Agreement.

(yyyy) “Water Bank Area Standard” is the Management Standard that applies to the establishment of BMPs in the RWMP, and the subsequent implementation of such BMPs for the design, construction and maintenance of Infrastructure serving Water Bank Area Uses in the Additional Area, as permitted under Section 6(b)(2)(R). Under the Water Bank Area Standard, the design, construction and maintenance of Infrastructure serving Water Bank Area Uses in the Additional. Area, permitted under Section 6(b)(2)(R), shall be subject only to BMPs that do not substantially adversely affect Grantor’s economic use of the Designated Water Bank Area for permitted Water Bank Area Uses.

(zzzz) “Water Bank Area Uses” means groundwater banking uses, farming uses and/or renewable power generation uses conducted in the Designated Water Bank Area.

(aaaaa) “WCB” has the meaning set forth in Recital G.

(bbbbb) “WCB Disapproval Notice” has the meaning set forth in Section 24(b).

(ccccc) “WCB Grant Agreement” has the meaning set forth in Recital G.

(ddddd) “Williamson Act Contract” means any contract entered into pursuant to the California Land Conservation Act of 1965 (California Government Code Section 51200 et seq.) or similar statute that affects all or a portion of the Easement Property.

2. Purpose.

(a) Conservation Purpose. The purposes of this Conservation Easement are to (i) ensure that the Easement Property will be retained forever in its natural, scenic, and open-space condition, (ii) preserve, protect, identify and monitor in perpetuity the Conservation Values of the Easement Property, (iii) prevent any activities on the Easement Property that will impair the Conservation Values of the Easement Property, and (iv) enhance and restore the Easement Property to the extent permitted by Section 7 (collectively, the “Conservation Purpose”), all subject to and in accordance with the terms of this Conservation Easement.

(b) Other Activities. Nothing in this Conservation Easement shall interfere with Grantor’s rights to perform the Core Activities. Subject to the preceding sentence, Grantor intends that this Conservation Easement will confine the uses of the Easement Property to those activities that are consistent with the Conservation Purpose. The Parties hereby acknowledge and agree that Grantor’s retention of the Reserved Rights (including, but not limited to, the right to perform the Core Activities) is consistent with the Conservation Purpose.

3. Grantee’s Rights. In order to accomplish the Conservation Purpose of this Conservation Easement, Grantor hereby grants the following rights to Grantee:

(a) Preserve and Protect. Grantee shall have the right as provided in this Conservation Easement to preserve and protect, in perpetuity, the Conservation Values of the Easement Property, subject to and in accordance with the terms and conditions of this Conservation Easement.

(b) Entry and Access. Grantee and Grantee’s employees, agents and contractors, shall have the right to enter upon the Easement Property in accordance with the procedure set forth in Section 7(a) in order to (1) conduct monitoring inspections and tests and other activities as may be reasonably appropriate for the purpose of evaluating and monitoring the Conservation Values of the Easement Property, to ascertain the success of Grantor and Grantee in achieving the Conservation Purpose, and to monitor Grantor’s compliance with the terms of this Conservation Easement (provided, however, that any invasive testing shall be conducted in accordance with Grantor’s reasonable, then-current invasive testing requirements and procedures), (2) enforce the terms of this Conservation Easement as set forth in Section 9, or (3) perform the Conservation Activities to the extent permitted under Section 7. Subject to the requirements of Section 8, Grantee and Grantee’s employees, agents and contractors, shall have the right to enter upon, and to grant revocable licenses to permit the Public to enter upon, the Easement Property for the purpose of implementing the Public Access Plan; provided, however, that any access to the Easement Property by Grantee or Grantee’s employees, agents or contractors to facilitate Public Access shall be in accordance with the procedure set forth in Section 7(a), except to the extent such access is specifically authorized in the Public Access Plan. WCB, its members, directors, officers, employees, agents, contractors and representatives shall also have the right to enter upon the Easement Property to assess compliance with the WCB Grant Agreement once every year, and, whenever there is a known or threatened violation of this Conservation Easement or the WCB Grant Agreement, at such additional times as WCB deems reasonably necessary to assess the known or threatened violation; provided, however, that any access to the Easement Property by WCB, its members, directors, officers, employees, agents, contractors and representatives, shall be in accordance with the procedure set forth in Section 7(a). To the extent possible, WCB will schedule its annual visit to occur concurrent with monitoring activities of Grantee.

(c) Enforcement. Subject to the first sentence of Section 2(b), and as provided more specifically in Sections 9 and 25(d), Grantee shall have the right to enforce the terms and conditions of this Conservation Easement, to prevent or enjoin any activity on, or use of, the Easement Property that is inconsistent with the terms of this Conservation Easement, and to require the restoration of such areas or features of the Easement Property that may be damaged by any such prohibited act or inconsistent use.

4. Baseline Conditions.

(a) Report. Grantor and Grantee acknowledge that the Report has been prepared and that the Report has been approved in writing by Grantor and Grantee. Grantor and Grantee shall each retain a copy of the Report, the Ranch Agreement and a schedule of Existing Contracts on file at their respective addresses for notices set forth in Section 18.

(b) Use of Report. The Parties agree that the Report contains an accurate representation of the biological and physical condition of the Easement Property (including all substantial improvements thereon) as of the Agreement Date, and of the then-current uses of the Easement Property. The Report is intended to serve as an objective, though non-exclusive, information baseline for monitoring compliance with the terms of this Conservation Easement.

(c) Other Evidence. Notwithstanding Section 4(b), if a dispute arises with respect to the nature and extent of the physical or biological condition of the Easement Property, the Parties shall not be foreclosed from utilizing any and all other relevant documents, surveys, or other evidence or information to assist in the resolution of the dispute.

5. Prohibited Uses.

(a) Any use of the Easement Property not authorized in this Conservation Easement is prohibited if such use is inconsistent with the Conservation Purpose (collectively, the “Prohibited Uses”). The Parties agree that Section 5(b) is not an exhaustive list of the Prohibited Uses and that there may be other uses not expressly listed therein that are inconsistent with the Conservation Purpose. Notwithstanding the foregoing, nothing in this Section 5 shall limit Grantor’s exercise of the Reserved Rights.

(b) Grantor and Grantee acknowledge and agree that the following uses and activities are inconsistent with the Conservation Purpose, and shall be prohibited on the Easement Property:

(1) Residential uses (including, but not limited to, the construction, placement or use of structures, trailers, motor homes or tents for residential use); provided, however, that this Section 5(b)(1) shall not prohibit temporary lodging in the hunting cabins pursuant to Section 6(b)(2)(M), camping pursuant to Section 6(b)(2)(N), or other temporary residential use (if any) not inconsistent with the Conservation Purpose permitted by the RWMP that will not Significantly Impair Conservation Values;

(2) Commercial farming use;

(3) Mineral exploration, development or extraction, except to the extent permitted in the Designated Mining Area and in Section 14(d);

(4) Oil and gas exploration, development or extraction except to the extent permitted in Section 14(d);

(5) Commercial feedlots, which are defined as permanently constructed confined areas or facilities that are used and maintained for purposes of engaging in feeding operations where any form of Livestock are concentrated and intensively fed for the purpose of rapid weight gain immediately prior to being slaughtered for consumption, or for the purpose of commercial egg or milk production; provided, however, that the foregoing shall not prohibit temporary confinement or supplemental feeding conducted by Grantor or a tenant of Grantor in the course of its customary and routine ranching operations;

(6) Recreational use of any motorized vehicles, including off-road vehicles, except where such use is in connection with wildlife management activities permitted under Section 6(b)(2)(C), private recreational use permitted under Section 6(b)(2)(N), or Public Access permitted under Section 8, and is confined to existing roadways and/or roadways constructed consistent with this Conservation Easement;

(7) Planting, introduction or dispersal of non-native or exotic plant species, except to the extent permitted by the RWMP and reasonably necessary to further the Conservation Purpose;

(8) Introduction or dispersal of non-native animal species, other than Livestock and species introduced or dispersed to the extent permitted by Section 6(b)(2)(C) in connection with a hunting program, and except to the extent permitted by the RWMP and reasonably necessary to further the Conservation Purpose;

(9) Depositing or accumulation of soil, trash, ashes, refuse, waste, bio-solids or any other similar material, except as reasonably required under Applicable Laws or in the conduct of a Reserved Right;

(10) New Surface Water Diversions, except to the extent permitted by the RWMP and not inconsistent with the Conservation Purpose;

(11) Operation of a conservation or mitigation bank, or the sale or other transfer of conservation or mitigation “credits”;

(12) Industrial uses, except as permitted in Section 6, including, but not limited to, permitted mineral extraction within the Designated Mining Area as provided in Section 6(b)(2)(F), or as reasonably necessary to perform any Reserved Right;

(13) Commercial uses, except as permitted in Section 6 or as reasonably necessary to perform any Reserved Right;

(14) Construction or placement of any building, or any other structure or improvement, except as permitted in Sections 6 and 7;

(15) Development within any natural watercourse or natural lake for the purpose of hydroelectric power, fish farming, or any commercial purpose, except as permitted in Section 6, including, but not limited to Section 6(b)(1)(H);

(16) Placement of revetments, rip-rap, or other armoring in or along natural water courses, natural wetlands, or other natural bodies of water, except as permitted in Section 6 or as may be required as part of Mitigation or Conservation Activities permitted under this Conservation Easement;

(17) Taking or harvesting of timber, standing or downed, on the Easement Property, except for: (i) purposes of disease or insect control or to prevent property damage or personal injury as permitted in the RWMP or otherwise with the written consent of Grantee (provided, however, that Grantee’s consent shall not be required in an emergency situation where there is or reasonably may be imminent danger to life or property); (ii) collection of downed timber or branches as firewood for reasonable personal use on the Conserved Lands; (iii) cutting of timber within any Disturbance Area or within the Designated Mining Area where and to the extent reasonably necessary to accommodate the exercise of any Reserved Right in the area in which cutting occurs; (iv) cutting of timber in other areas where and to the extent reasonably necessary to accommodate the exercise of a Reserved Right in that area provided that such cutting will not Significantly Impair Conservation Values; and (v) cutting of timber as permitted by the RWMP or otherwise with the written consent of Grantee provided that such cutting will not Significantly Impair Conservation Values; and

(18) Installation, establishment, or maintenance of any power generation equipment or facilities, except as permitted in Section 6(b)(2)(Q).

(c) Grantor shall not engage in or knowingly allow others to engage in any Prohibited Use on the Easement Property, except to the extent that an Existing Contract requires Grantor, or permits a party other than Grantor, to engage in any Prohibited Use. The Parties acknowledge that Grantee’s enforcement of an alleged violation of this Conservation Easement by a party other than Grantor to an Existing Contract or a New Contract is subject to the provisions of Section 9.

6. Grantor’s Reserved Rights.

(a) Permitted Uses. Grantor reserves to itself, and to its representatives, heirs, successors, and assigns, all of the Reserved Rights. Grantor’s exercise of the Reserved Rights consistent with Section 6(b) are agreed to be consistent with the Conservation Purpose and shall not be precluded, prevented, or limited by this Conservation Easement, except as specifically precluded, prevented or limited in Section 6(b). In addition, certain of the uses set forth in Section 6(b) shall be permitted only within the Designated Mining Area as described below and depicted on the maps attached hereto as Exhibit D. The Parties agree that Section 6(b) is not an exhaustive list of the permitted uses or Reserved Rights, and that there may be uses not expressly listed therein that are consistent with the Conservation Purpose.

(b) Specific Reserved Rights. Without limiting Section 6(a), Grantor retains the right to use the Easement Property for the following uses:

(1) Core Activities. Grantor retains the right to perform, and to allow to be performed, the following activities (which are collectively referred to in this Conservation Easement as the “Core Activities”) on the Easement Property:

A. All activities reasonably required to comply with any and all Applicable Laws, except that Mitigation is subject to Section 6(b)(1)(B).

B. All activities reasonably required to perform any Mitigation. Provided, however, Grantor shall have no right to obtain Mitigation credit or satisfy any Mitigation requirement on account of: (i) the initial preservation, protection or conservation of the biological and physical conditions on the Easement Property existing as of the Effective Date of the Ranch Agreement through Grantee’s acquisition of this Conservation Easement, or (ii) any Existing Condition on the Easement Property, including, but not limited to, any Existing Condition resulting from implementation prior to the Mitigation Area Approval of Conservation Activities or BMPs, or (iii) any cure of, or corrective action necessitated by, any violation by Grantor of the terms of this Conservation Easement that Grantor has failed to cure or cause to be cured in accordance with Section 9 or a Contract Violation under an Existing Easement.

C. Fire control and forestry measures within a buffer zone of 400 feet immediately adjacent to any Development Area that Owner Designee determines to be reasonably required to protect the adjacent Development Area.

D. All activities of third parties permitted under, and all activities of Grantor reasonably required to comply with its obligations under, any Existing Contract.

E. Development of (i) Infrastructure as determined by Owner Designee to be reasonably required to serve any Project within the Centennial Development Area; and (ii) Communications Infrastructure as determined by Owner Designee to be reasonably required to serve any Project or a Potential Project; provided, however, Owner Designee or Grantor, as applicable, will use good faith efforts in consultation with Grantee (and, during the Initial Period, the Resource Organizations) to avoid locating or, if not avoidable, to minimize the footprint of such Infrastructure within the Easement Property and to use BMPs in the design, construction and maintenance of such Infrastructure, subject in all events to the approval of Governmental Agencies and/or public utilities.

F. Entering into, terminating, amending or modifying any Williamson Act Contract; provided, however, that in no event shall any new Williamson Act Contract or any amendment or modification of an existing Williamson Act Contract allow or require any use of the Easement Property not otherwise permitted in this Conservation Easement, or require any modification of or amendment to this Conservation Easement.

G. The use, maintenance, repair, improvement, replacement and/or reconstruction, in its existing location, within its existing footprint and without a substantial increase in height, of all buildings, structures, fixtures, Infrastructure and other improvements, including, but not limited to, roads, signs and Incidental Ranch Facilities, existing on or within the Easement Property on the Agreement Date.

H. Subject to the last sentence of this Section 6(b)(1)(H), the storage, extraction, transfer, use, purchase, sale, manipulation, development of subsurface flows, springs and percolating groundwater, treatment as may be required for potable or nonpotable uses, and/or distribution of any water, whether originating on or off Tejon Ranch, including, but not limited to:

(i) The perfection, severance, conveyance, impairment, or encumbrance of water or water rights appurtenant to Tejon Ranch;

(ii) The extraction or pumping of groundwater for beneficial use for any Reserved Right, subject to Section 6(c);

(iii) The banking of water in underground aquifers (groundwater banking), including alterations or improvements to the surface of the Easement Property only if Grantee determines, in its reasonable discretion, that the: alteration or improvement will not Significantly Impair the Conservation Values;

(iv) The purchase, sale, conveyance, control, exchange, transfer or delivery of water (including groundwater), whether originating on or off Tejon Ranch, to any location on or off Tejon Ranch;

(v) The control of water-borne pests that may pose public health danger; and

(vi) The control of surface water (such as sandbagging of stormflows) or groundwater that may pose public health danger.

Core Activities do not include, and nothing in the foregoing provisions of this Section 6(b)(1)(H) shall be construed to authorize, any New Surface Water Diversions prohibited by Section 5(b)(10) or any changes to or expansion of native groundwater extraction practices within the Easement Property that are inconsistent with Section 6(c).

I. The posting and monitoring of the Easement Property to identify, prosecute and eject trespassers and other unpermitted users.

Grantor and Grantee acknowledge and agree that nothing contained in this Conservation Easement shall interfere, impair, limit or prohibit Grantor’s ability to perform, or allow to be performed, the Core Activities in, on, over and across the Easement Property, except as provided in Section 6(c).

(2) Ranch Uses.

A. Ranching/Livestock Management. Grantor retains the right to use, and to permit other parties to use, the Easement Property for commercial and non-commercial ranching and Livestock management activities, including, but not limited to, pasturing and grazing of Livestock, and holding and feeding pens for Livestock pending purchase or sale or for other Livestock management purposes or practices. Grantor shall perform, or cause to be performed, all such activities in accordance with BMPs established for such use in the RWMP. Notwithstanding anything to the contrary contained in this Conservation Easement, neither the BMPs nor the Long-Term Stewardship Standard shall cause Grantor to fail to meet the requirements to retain the Tejon Ranch brand.

B. [Intentionally omitted]

C. Wildlife Management. Grantor retains the right to use, and to permit other parties to use, the Easement Property for activities intended to manage wildlife on the Easement Property, including, but not limited to, creating, operating and maintaining commercial and non-commercial hunting programs (including raising, lodging, introduction and dispersal of native species and pheasant (and other non-native species, subject to Grantee’s prior written approval, which shall not be unreasonably withheld) for purposes of hunting on the Conserved Lands), non-consumptive wildlife viewing, security and patrolling and related uses. Grantor shall perform, or cause to be performed, all such activities in accordance with BMPs established for such use in the RWMP. Such BMPs shall include, but not be limited to, a prohibition on the use of lead ammunition in connection with any permitted hunting on the Easement Property.

D. Filming. Grantor retains the right to use, and to permit other parties to use, the Easement Property for film and photography-related uses, including, but not limited to, the filming and staging of movies, television shows and commercials, photo shoots and still photography, and related uses. Grantor shall perform or cause to be performed all such activities in accordance with BMPs established for such use in the RWMP.

E. [Intentionally Omitted]

F. Mineral Extraction. Grantor retains the right to use, and to permit other parties to use, the Designated Mining Area for the exploration for, development of, and the removal or extraction of any mineral or non-mineral substance by any surface or subsurface mining or extraction method. Grantor shall perform, or cause to be performed, all such activities in accordance with BMPs established for such use in the RWMP.

G. Fuel Management. Grantor retains the right to perform, and to permit other parties to perform, activities intended to provide fire protection for, or to avoid or reduce fire-related impacts to, the Easement Property, including, but not limited to, utilizing grazing and other fuel reduction techniques, establishing fire management units for presuppression fire and fuels management planning, and maintaining and enhancing strategic fuelbreak networks along existing road and utility corridors and new road and utility corridors permitted under this Conservation Easement, firebreaks, road access along existing roads and new roads permitted under this Conservation Easement and predicted containment areas. Grantor shall perform, or cause to be performed, any such activities in accordance with the BMPs established for such activities in the RWMP. Grantee acknowledges that fuel management activities that meet the definition of a Core Activity are not subject to this Section 6(b)(2)(G).

H. Employee Housing. Grantor retains the right to use, and to permit the use of, all buildings existing as of the Agreement Date for housing for employees of Grantor and its Affiliates (including retired employees) and their families (provided that the family is domiciled with such employee), or employees of any tenant of Grantor, whose employment is directly related to a permitted use conducted on the Conserved Lands.

I. Incidental Ranch Facilities. Grantor retains the right to expand existing, construct new, relocate or remove any Incidental Ranch Facilities on the Easement Property that are or will be used in connection with a Reserved Right, and to permit other parties to do the foregoing, provided that such activity is de minimis and will not Significantly Impair the Conservation Values. In addition, Grantor may, and may permit other parties to, expand existing, construct new, relocate or remove any Incidental Ranch Facilities on the Easement Property that are of a type that is not de minimis with Grantee’s prior written consent, which shall not be withheld if the proposed activity will not Significantly Impair the Conservation Values. Grantor shall perform, or cause to be performed, any expansion or construction of new Incidental Ranch Facilities in accordance with BMPs established for such activities in the RWMP. Grantor and Grantee shall cooperate to keep Grantee reasonably informed of the nature and extent of de minimis Incidental Ranch Facilities constructed. For purposes of this Section 6(b)(2)(I), (i) de minimis activities shall include, but not be limited to, expansion, construction, relocation or removal of any squeezes, loading chutes, holding and feeding fields, corrals, catch pens, minor watering facilities (such as troughs), minor water distribution and irrigation facilities, branding traps, sign-in boxes for permitted hunting activities, gun sighting boxes and other, similar types of activities on the Easement Property, and (ii) de minimis activities shall not include construction of new barns, roads, watering facilities that are not minor (such as stock ponds and modifications of springs, ponds and other natural water bodies), power transmission lines and other associated facilities, oil and gas pipelines and associated facilities and other, similar types of activities on the Easement Property. Grantee acknowledges that the use, maintenance, repair, improvement, replacement and/or reconstruction, in its existing location, within its existing footprint and without a substantial increase in height, of all buildings, structures, fixtures, Infrastructure and other improvements, including, but not limited to, roads, signs and Incidental Ranch Facilities, existing on or within the Easement Property on the Agreement Date, and the development of Infrastructure pursuant to Section 6(b)(1)(E) are Core Activities, and are not subject to this Section 6(b)(2)(I). To the extent Infrastructure that primarily serves a Designated Area qualifies as an Incidental Ranch Facility and is also reasonably necessary or appropriate to serve a Reserved Right, other than mineral extraction uses permitted by Section 6(b)(2)(F) or Water Bank Area Uses permitted within the Designated Water Bank Area, such Infrastructure shall be governed by this Section 6(b)(2)(I). All other Infrastructure that primarily serves a Designated Area shall instead be governed by Section 6(b)(2)(R).

J. Existing and New Structures. Grantor retains the right, within the Disturbance Areas, to enlarge, expand, construct new, relocate or remove any building or structure on the Easement Property, and to permit other parties to do the foregoing, provided that any enlargement, expansion or new construction must be related to a Reserved Right and shall be subject to Grantee’s prior written consent, which shall not be withheld if the proposed enlargement, expansion or new construction will not Significantly Impair the Conservation Values. Grantee acknowledges that the use, maintenance, repair, improvement, replacement and/or reconstruction, in its existing location, within its existing footprint and without a substantial increase in height, of all buildings, structures, fixtures, Infrastructure and other improvements, including, but not limited to, roads, signs and Incidental Ranch Facilities, existing on or within the Easement Property on the Agreement Date, is a Core Activity, and is not subject to this Section 6(b)(2)(J). In addition, this Section 6(b)(2)(J) shall not apply to hunting cabins, which are governed by Section 6(b)(2)(M), and Incidental Ranch Facilities, which are governed by Section 6(b)(2)(I).

K. Fencing. Grantor retains the right to maintain, repair, replace and relocate existing fences on the Easement Property and to erect, repair, replace and relocate new fences as reasonably necessary for a Reserved Right, and to permit other parties to do the foregoing; provided that, whenever feasible, any fence built shall be of a type and design which allows passage of wildlife (i.e., “wildlife friendly”) so as not to unreasonably interfere with movement, nesting, or forage of wildlife at the site, and provided further that Grantee acknowledges that certain fencing may inhibit wildlife movement for the protection of persons and property, including, but not limited to, facilities located within the Designated Mining Area. Grantor shall perform, or cause to be performed, any construction of new or replacement fences, or any removal of fences, in accordance with BMPs established for such activities in the RWMP.

L. Signs. Grantor retains the right to erect, maintain, repair, modify, replace and remove signs on the Easement Property, including, but not limited to, directional signs, signs denoting allowable uses, signs used to control unauthorized entry or use of the Easement Property, and highway monument signs, and to permit other parties to do the foregoing; provided, however, that Grantor shall not erect or permit the erection of any new billboard signs on the Easement Property. Grantor shall perform, or cause to be performed, any such activities in accordance with BMPs established for such activities in the RWMP.

M. Hunting Cabins. Nine (9) hunting cabins exist on the Conserved Lands, one (1) of which is located on the Easement Property as of the Agreement Date. Grantor may relocate hunting cabins (including by demolition and construction of a new hunting cabin) located on the Conserved Lands to a location on the Easement Property approved by Grantee, which approval shall not be withheld if such relocation would not Significantly Impair the Conservation Values. Notwithstanding anything to the contrary contained in this Conservation Easement, Grantor shall not have the right to enlarge any hunting cabin on the Easement Property; provided, however, that if Grantor relocates either or both of the two (2) hunting cabins that do not have indoor restroom facilities as of the date of the Ranch Agreement, commonly referred to as the Area 5 Cabin and the Area 16 Cabin, then Grantor may enlarge either or both of such hunting cabins for the sole purpose of constructing indoor restroom facilities of a reasonable size. Grantor retains the right to use and permit the use of the hunting cabins on the Easement Property for temporary lodging.

N. Private Recreational Use. Grantor retains the right to use, and to permit its invitees to use, the Easement Property for non-commercial passive recreational uses. Such recreational uses include walking, hiking, sightseeing, birdwatching, nature photography, picnics, fishing, boating and limited equestrian uses, but shall not include overnight camping except (i) by Tejon Ranchcorp and its employees consistent with past practice, or (ii) as may be provided in the Public Access Plan. All such recreational uses shall be performed or permitted by Grantor in accordance with the BMPs established for such activities in the RWMP. In addition, Grantor shall have the right to use, and to permit its invitees to use the Easement Property for other (including commercial) recreational uses to the extent permitted in the Public Access Plan.

O. [Intentionally Omitted]

P. [Intentionally Omitted]

Q. Power Generation Facilities. Grantor retains the right to install, establish and maintain power generation facilities (other than hydroelectric facilities) reasonably required to serve existing and reasonably anticipated uses permitted on the Conserved Lands, and to sell excess power generated by such facilities, if the capacity of the power generation facility at the time of installation is consistent with Grantor’s reasonable anticipation of its power needs for such uses, and Grantee has determined in its reasonable discretion that neither the facilities nor the size, height, location or use thereof will Significantly Impair the Conservation Values. Grantor will use good faith efforts in consultation with Grantee (and, during the Initial Period, the Resource Organizations) to minimize the footprint of such facilities on the Easement Property and to use BMP’s in their design and construction, subject in all events to the approval of Governmental Agencies and/or public utilities.

R. Infrastructure Serving Designated Areas. Grantor retains the right to develop Infrastructure that Grantor reasonably determines is required to serve uses permitted within the Designated Mining Area by Section 6(b)(2)(F) or to serve Water Bank Area Uses permitted within the Designated Water Bank Area if such Infrastructure is located either within the Designated Area or, to the extent Grantor reasonably determines that the Infrastructure is necessary to provide a connection between a Designated Area and access or utility corridors outside the Designated Area and that it is not reasonably feasible to locate the Infrastructure within the Designated Area, on seventy-five (75) or fewer total, additional acres of the Easement Property outside of the Designated Areas (the “Additional Area”); provided, however, that no such Infrastructure shall be located within the Additional Area without Grantee’s prior written consent, which shall not be withheld if the Infrastructure (i) minimizes, to the extent reasonably feasible, the footprint of such Infrastructure in the Additional Area (including, but not limited to, co-location of multiple utility or access corridors to the extent reasonably feasible and, when planned in conjunction with Infrastructure within a Designated Area, locating such Infrastructure proximate to existing corridors, to the extent reasonably feasible), (ii) avoids or, if avoidance is not reasonably feasible, minimizes to the extent reasonably feasible, impacts to habitat values, and (iii) uses BMPs consistent with the applicable Designated Area Standard in the design, construction and maintenance of such Infrastructure to minimize to the extent reasonably feasible any Significant Impairment of Conservation Values as a result of such Infrastructure. In addition, if requested by Grantee at the time Grantee provides its consent to such Infrastructure located in the Additional Area, and to the extent reasonably feasible, Grantor shall remove or cause to be removed such Infrastructure upon termination of the use for which the Infrastructure was constructed to serve, unless the Infrastructure meets all the requirements for a permitted use under another section of this Conservation Easement, including but not limited to any required approvals by Grantee.

(c) Groundwater Extraction; Surface Alterations for Water Storage. In managing Grantor’s future native groundwater extraction activities within the Conserved Lands, Grantor will avoid changes to or expansion of groundwater extraction practices as of the date of the Ranch Agreement, as described in the Report, that would cause subsidence or otherwise impact the surface in a manner that would Significantly Impair the Conservation Values existing as of the date of the Ranch Agreement. In addition, Grantor shall not make any alterations or improvements to the surface of the Easement Property in connection with water storage, including storage of water in underground aquifers, except as permitted by Section 6(b)(I)(H)(iii).

7. Grantee Activities.

(a) Entry and Access to Easement Property. In order to provide for Grantor’s operational, safety and other considerations, all entry on and access to the Easement Property by Grantee, the Third Party Beneficiary, WCB, and their respective employees, agents and contractors, in connection with this Conservation Easement (including, but not limited to, entry and access pursuant to Sections 3(b), 7(b)-(d) and 20(b)) shall be in accordance with the procedure set forth in Section 7(a)(1)-(2) or, if applicable, the procedures for access for routine inspection and monitoring activities permitted by this Conservation Easement on not more than forty-eight (48) hours prior written notice set forth in Exhibit G, or such other procedure as the Parties may agree in writing. This Section 7(a) shall not apply to any Public Access to the extent that such Public Access is permitted by Section 8.

(1) If either Grantee, the Third Party Beneficiary or WCB (the “Requesting Party”) desires to enter on and access the Easement Property to perform an activity that such Requesting Party is permitted to perform under the terms of this Conservation Easement, then the Requesting Party shall provide Grantor with an Access Notice at least ten (10) days prior to the date the Requesting Party desires to enter on the Easement Property. If, in Grantor’s reasonable determination, there are operational, safety or other reasonable impediments to the entry and access proposed by the Requesting Party, then Grantor may respond to the Requesting Party within such ten (10) day period to identify such impediments, and the Parties shall cooperate with one another to develop a reasonable schedule and manner of entry on and access to the Easement Property that reasonably addresses the impediments identified by Grantor. Notwithstanding the foregoing, neither Grantee nor WCB shall be required to follow the access procedure set forth in this Section 7(a)(1) in cases where such party reasonably determines that immediate entry on the Easement Property is required on account of an existing or imminently threatened violation of this Conservation Easement, provided that Grantee or WCB, as applicable, shall use reasonable efforts to give verbal notice of entry to Grantor at the time of entry, and shall give Grantor written notice of such entry as soon thereafter as practicable.

(2) All entry on and access to the Easement Property shall (A) be at reasonable times (except in cases where Grantee or WCB reasonably determines that immediate entry on the Easement Property is required in accordance with Section 7(a)(1) above), (B) be in accordance with Grantor’s then-current, reasonable requirements for entry on the Easement Property (except, in cases where Grantee or WCB reasonably determines that immediate entry on the Easement Property is required in accordance with Section 7(a)(1) above, any such requirements regarding prior notice of Grantee’s or WCB’s entry shall apply only to the extent reasonable under the circumstances), and (C) not unreasonably interfere with Grantor’s authorized use and quiet enjoyment of the Easement Property. In addition, Grantor shall have the right to have one (1) or more representatives accompany the Requesting Party, its employees, agents and contractors, during any entry on and period of access to the Easement Property, and any entry on and access to the Easement Property by the Third Party Beneficiary shall be by no more than ten (10) of the Third Party Beneficiary’s officers, directors, employees and agents, at any given time, without the prior written consent of Grantor.

(b) Conservation Activities. Subject to Section 7(c), Grantee, at its sole cost and expense, may perform the following additional activities to restore and enhance the Easement Property (each, a “Conservation Activity”), each to the extent (i) necessary to further the Conservation Purpose, (ii) consistent with reasonable detail set forth in the RWMP, and (iii) consistent with the Long-Term Stewardship Standard, and as otherwise set forth below.

(1) Vegetation Planting and Management. Grantee may plant and maintain native vegetation on the Easement Property, except that Grantor’s prior written consent (which may be granted or withheld in Grantor’s sole discretion) shall be required for any such activities in a Designated Area.

(2) Animal Control. Grantee may undertake reasonable actions to control or eradicate feral and non-native animals on the Easement Property (excluding Livestock and species raised, introduced or dispersed to the extent permitted by Section 6(b)(2)(C) in connection with a hunting program), except that Grantor’s prior written consent (which may be granted or withheld in Grantor’s sole discretion) shall be required for any such activities in a Designated Area. Grantee shall coordinate all such activities with, and shall not unreasonably interfere with, the Reserved Rights, including Grantor’s wildlife management activities. In no event shall Grantee have the right to introduce, transport to or within, re-introduce or disperse any animal species on the Easement Property, unless (A) Grantee develops a reasonable written plan for any such activity and submits such written plan to Owner Designee, and (B) Owner Designee approves such plan. Owner Designee shall not withhold its approval of such plan if it is consistent with the Long-Term Stewardship Standard, and Owner Designee reasonably determines that the plan will not unreasonably interfere with a Reserved Right or create any material risk to the entitlement and/or development of a Project or Potential Project.

(3) Condor Feeding Program. Grantee may initiate and maintain a California condor feeding and monitoring program on the Easement Property that provides feeding areas for California condors and monitors their activities, provided that Grantee obtains the prior approval of all federal, state, regional and local agencies with discretionary approval authority over any such activity.

(4) Signage. Grantee may erect, maintain, and/or remove one or more signs or other appropriate markers in prominent locations on the Easement Property that may be visible from public roads or other adjoining property, except that Grantor’s prior written consent (which may be granted or withheld in Grantor’s sole discretion) shall be required for any such activities in a Designated Area. The location, size, content, wording and appearance of any such sign shall be subject to Grantor’s prior written approval, which shall not be unreasonably withheld, and, without limiting the foregoing, the content of any such sign proposed by Grantee shall be limited to (i) information indicating that the Easement Property is protected by this Conservation Easement, and/or the participation of Grantee and of WCB (including the WCB logo) in funding the acquisition and/or maintenance of this Conservation Easement, (ii) trail markers and other signage related to Public Access, or (iii) natural, cultural and historic resource interpretive information.

(5) Fencing. Grantee may erect, maintain, and/or remove fencing on the Easement Property, except that Grantor’s prior written consent (which may be granted or withheld in Grantor’s sole discretion) shall be required for any such activities in a Designated Area, and for the removal of any fencing not erected by Grantee.

(6) Weed, Non-Native Plant Control. Grantee may use pesticides, herbicides or other biocides, mechanical removal or other reasonable methods to control noxious weeds and to eliminate non-native plant species from the Easement Property, except that Grantor’s prior written consent (which may be granted or withheld in Grantor’s sole discretion) shall be required for any such activities in a Designated Area, or for any controlled burning. In addition, Grantee shall coordinate all such activities with, and shall not unreasonably interfere with, Grantor’s grazing and fuel management activities.

(7) Wetlands and Stream Course Restoration. Grantee may undertake reasonable actions to rehabilitate or restore stream courses, hydrologic conditions, riparian habitats or other wetlands, provided that no such activity shall unreasonably interfere with the Reserved Rights, including, but not limited to, the activities described in Section 6(b)(1)(H).

(8) Other RWMP Activities. With Grantor’s prior written consent, which shall not be unreasonably withheld, Grantee may undertake any other programs or activities to restore and enhance the Easement Property to the extent (i) necessary to further the Conservation Purpose, (ii) consistent with reasonable detail set forth in the RWMP, and (iii) consistent with the Long-Term Stewardship Standard. Notwithstanding the foregoing, Grantee shall not have the right to undertake any such programs or activities in a Designated Area without Grantor’s prior written consent, which may be granted or withheld in Grantor’s sole discretion.

(c) Conservation Activity Coordination.

(1) During the Initial Period, Grantee, at its sole cost and expense, may perform a Conservation Activity in accordance with this Section 7 with Grantor’s prior written consent, which may be granted or withheld in Grantor’s sole and absolute discretion. In connection with any proposed Conservation Activity, Grantee shall provide to Grantor all information required by an Activity Notice, and all other information reasonably required by Grantor in order to evaluate the proposed Conservation Activity.

(2) After the Initial Period, Grantee, at its sole cost and expense, may perform a Conservation Activity in accordance with this Section 7. In connection with any proposed Conservation Activity, Grantee shall provide Grantor with an Activity Notice at least thirty (30) days prior to Grantee’s commencement of the proposed Conservation Activity. In addition, Grantee shall promptly deliver to Grantor all other information reasonably required by Grantor in order to evaluate the proposed Conservation Activity. Grantor may object to any proposed Conservation Activity that Grantor believes is not consistent with the Long-Term Stewardship Standard or otherwise fails to comply with the requirements of Section 7(b), which objection shall describe Grantor’s objections in reasonable detail. If Grantor delivers a notice of objection to Grantee, then Grantee shall be required to respond, in reasonable detail, to Grantor’s objections before Grantee may enter the Easement Property to commence the proposed Conservation Activity or to continue the proposed Conservation Activity if previously commenced. Grantor’s failure to deliver any notice of objection to Grantee pursuant to this Section 7(c)(2) shall not operate as, Or be deemed or construed to be, a waiver of any right or remedy that Grantor may have pursuant to Section 9 in connection with such Conservation Activity.

(d) Commercial Activity; Buildings and Facilities. Notwithstanding anything to the contrary contained in this Conservation Easement, in no event shall Grantee have the right to (i) conduct or permit to be conducted (except by Grantor or any party claiming a right to the Easement Property by or through Grantor) any commercial activity on, under or about the Easement Property, without the prior written consent of Grantor;, (ii) construct any buildings on the Easement Property, except for a visitor center, not to exceed 2,000 square feet in a location mutually agreed upon by the Parties, constructed in accordance with the Public Access Plan and with Grantor’s prior written approval pursuant to Sections 7(b) and 7(c), provided, however, that Grantee shall not have the right to construct such a visitor center on the Easement Property if it has constructed such a visitor center elsewhere on the Conserved Lands; or (iii) construct any other structure or improvement of any other kind on the Easement Property, except (A) as reasonably required to carry out a Conservation Activity consistent with Section 7(b), (B) a facility specifically included in the Public Access Plan, including, without limitation, trail improvements, benches, picnic tables, ramadas, restrooms, and environmental campsites, or (C) a structure or improvement that is consistent with the Conservation Purpose, with Grantor’s prior written consent, which consent shall not be unreasonably withheld if the proposed structure or improvement is consistent with the Long-Term Stewardship Standard and is not located within a Designated Area.

(e) Documentation of Completion of Conservation Activities. Grantee shall give Grantor written notice promptly following the successful completion of any Conservation Activity. Following Grantor’s receipt of such notice, the Parties, at Grantee’s sole cost and expense, shall jointly and cooperatively document the biological and physical condition of the portion of the Easement Property affected by the Conservation Activity. Any documentation prepared pursuant to this Section 7(e) shall be for informational purposes only in connection with applying subsection (iv) of the definition of the Long-Term Stewardship Standard, and shall not be binding on either Party or be deemed to supplement or amend the Report.

(f) Continuing RWMP Obligation. Notwithstanding any future termination or extinguishment of the Ranch Agreement, Grantee shall retain the obligation to maintain and update the RWMP in accordance with the Ranch Agreement.

(g) Mitigation. Owner Designee shall be initially responsible for establishing, implementing and monitoring any Mitigation activities required for each Project Approval in a Mitigation Area during each Mitigation Implementation Period, unless otherwise mutually agreed by Owner Designee and Grantee; provided, however, that any obligation to execute and/or record any document or instrument necessary to effectuate a transfer of, or imposition of any negative covenant or restriction on, the fee interest in any Mitigation Area(s) shall remain the responsibility of Grantor. During each Mitigation Transition Period, Owner Designee and Grantee shall meet and confer periodically to coordinate the transition of Mitigation activities from Owner Designee to Grantee, including establishing a budget for such activities. After the expiration of each Mitigation Implementation Period, Grantee shall perform or cause to be performed all remaining Mitigation activities within the Mitigation Area required in connection with each Project Approval as and to the extent authorized by any required Resource Agency approval. Nothing in this Conservation Easement shall preclude Grantee from contracting with Grantor or any other party to actually perform, at Grantee’s cost, Mitigation activities for which Grantee is responsible.

8. Public Access.

(a) Public Access Plan. Recognizing that the Public enjoyment of the Conserved Lands is a high priority for the Parties, and because the Conservation Values, including natural communities and habitats, are pristine and include diverse flora and fauna, scenic resources, and important cultural and historical resources, Grantor agrees that significant and appropriate access to the Easement Property by the Public shall be provided and managed by Grantee, for the benefit of the people of the State of California. Pursuant to Section 3.11 of the Ranch Agreement, Owner Designee and Grantee have prepared, or shall jointly and cooperatively prepare, a comprehensive plan for access to the Conserved Lands by the Public in order to ensure significant, well-managed Public Access to the Easement Property (the “Public Access Plan”). The Public Access Plan is, or when prepared shall be, a part of the RWMP. Components of the Public Access Plan shall include, but not be limited to: (i) encouraging and facilitating access by the Public, including underserved communities and populations; (ii) selecting appropriate locations for access, trails and facilities consistent with the RWMP to enhance and preserve the Conservation Values of the Easement Property and the conservation values of the other Conserved Lands; (iii) coordinating such access with the Reserved Rights so that such Public Access does not unreasonably interfere with Grantor’s or other occupants’ operation of the Easement Property for the Reserved Rights; (iv) planning for Conservation Activities in Public Access areas; and (v) entry and use guidelines to ensure the safety of the Public and preservation of the Conservation Values in Public Access areas on the Easement Property and the other Conserved Lands. In addition, the Public Access Plan shall address private recreational use of the Easement Property, and may include authorization for such use (including commercial use) by Grantor and its invitees in addition to the uses permitted in Section 6(b)(2)(N), provided that such uses will not Significantly Impair the Conservation Values. The finalization and adoption of the Public Access Plan by Grantee, in accordance with the terms of the RWMP and this Section 8, shall be subject to approval by Owner Designee, which approval shall not be withheld if the Public Access Plan is consistent with the Long-Term Stewardship Standard, and by WCB in accordance with Section 24. In no event shall the Public Access Plan be amended without the approval of Owner Designee and Grantee, which shall not be unreasonably withheld, conditioned or delayed, and the approval of WCB in accordance with Section 24. Grantee shall have the ability to grant a revocable license to permit Public Access to the Easement Property for passive recreational uses, such as day hikes and overnight camping, only in accordance with the Public Access Plan and this Section 8. In no event, however, will Grantee have the right to permit Public Access in a Designated Area without the prior written consent of Grantor, which may be withheld in Grantor’s sole discretion. Grantee’s right to permit Public access to the Easement Property, and all access by the Public and other activities related to such right, is occasionally referred to in this Conservation Easement as “Public Access.”

(b) No Public Rights Created. Neither the Public Access Plan nor this Conservation Easement conveys any right of access to the public at large or to any individual or entity other than to Grantee, WCB to the extent permitted by Section 3(b), and the Third Party Beneficiary to the extent permitted by Section 20(b). Nothing contained in the Public Access Plan or in this Conservation Easement shall be deemed to be a gift or dedication of any portion of the Easement Property for use by the general public, and in no event shall any third party acquire any prescriptive rights in or over the Easement Property. Any Public Access authorized by Grantee pursuant to this Section 8, in addition to all other restrictions and limitations hereunder, shall be subject to limitation, modification, or termination by Grantee at any time. Grantor shall have the right to require that Grantee, at its sole cost and expense, post signs on the Easement Property in accordance with Section 1008 of the California Civil Code in connection with any Public Access on the Easement Property.

9. Remedies and Enforcement.

(a) Violation of Conservation Easement. Except in connection with a Contract Violation, if either Party (the “Non-Defaulting Party”) reasonably determines that the other Party (the “Defaulting Party”) is in violation of the terms of this Conservation Easement or that a violation is threatened, then the Non-Defaulting Party shall deliver a Notice of Violation to the Defaulting Party. In accordance with the WCB Grant Agreement, Grantee is also required to deliver a copy of any Notice of Violation to WCB. Within fourteen (14) days after delivery of a Notice of Violation, Grantor and Grantee shall meet at a location that Grantor and Grantee agree upon to discuss the circumstances of the alleged or threatened violation and to attempt to agree on appropriate corrective action. If the Parties determine that it is appropriate and desirable, a Consulting Expert shall attend the meeting. Grantor and Grantee shall each pay one-half of the costs of the services of the Consulting Expert for such discussion; provided, however, if Grantor and Grantee are unable to agree upon a Consulting Expert, each Party may retain the services of an expert at its own expense. If Grantor and Grantee are unable to agree on appropriate corrective action within thirty (30) days after such meeting, then the Non-Defaulting Party shall deliver a further written notice to the Defaulting Party to demand reasonable, particular corrective action to cure the violation. In accordance with the WCB Grant Agreement, Grantee is also required to deliver a copy of any further written notice to WCB. The Defaulting Party shall cure the violation within thirty (30) days after delivery of such further notice, or, if the violation cannot reasonably be cured within such thirty (30) day period, shall commence curing the violation as soon as reasonably possible within such thirty (30) day period and shall continue diligently to complete the cure within a reasonable period thereafter. Notwithstanding any provision of Section 6 requiring compliance with BMPs established in the RWMP, in no event shall Grantor be in default under this Conservation Easement for failing to comply, or failing to cause another party to comply, with any BMP that is not consistent with the applicable Management Standard governing the establishment and implementation of such BMP.

(b) Contract Violations. If Grantee reasonably determines that a Contract Violation has occurred, Grantee shall deliver a Notice of Violation to Grantor. In accordance with the WCB Grant Agreement, Grantee is also required to deliver a copy of any Notice of Violation to WCB. Within fourteen (14) days after delivery of a Notice of Violation, Grantor and Grantee shall meet at a location that Grantor and Grantee agree upon to discuss the circumstances of the alleged Contract Violation and to attempt to agree on appropriate corrective action. If the Parties determine that it is appropriate and desirable, a Consulting Expert shall attend the meeting. Grantor and Grantee shall each pay one-half of the costs of the services of the Consulting Expert for such discussion; provided, however, if Grantor and Grantee are unable to agree upon a Consulting Expert, each Party may retain the services of an expert at its own expense. If Grantor and Grantee are unable to agree on appropriate corrective action within thirty (30) days after such meeting, then Grantee shall deliver a further written notice to Grantor to demand reasonable, particular corrective action to cure the Contract Violation. In accordance with the WCB Grant Agreement, Grantee is also required to deliver a copy of such further written notice to WCB. Subject to the provisions of Section 9(f)(2), Grantor shall cure, or shall cause the party causing the Contract Violation to cure, the Contract Violation within thirty (30) days after Grantee’s delivery of such further notice, or, if the Contract Violation cannot reasonably be cured within such thirty (30) day period, commence curing the violation as soon as reasonably possible within such thirty (30) day period and continue diligently to complete the cure within a reasonable period thereafter. For purposes of this Section, a reasonable period shall include all periods necessary for Grantor to bring an action to enforce the terms of the Existing Contract or New Contract, as applicable, to the extent necessary to cure the Contract Violation, and, if such action is brought, to diligently prosecute to completion a final, non-appealable decision in such action. For purposes of this Section 9, Grantee shall be deemed to be the Non-Defaulting Party under this Section 9(b).

(c) Emergency Enforcement. Notwithstanding any of the foregoing, if at any time an ongoing or threatened violation of the terms of this Conservation Easement could Significantly Impair the Conservation Values or the Reserved Rights and the Non-Defaulting Party reasonably determines that irreparable harm would result if the Non-Defaulting Party were required to first complete the process set forth in Section 9(a) or 9(b), the Non- Defaulting Party may proceed immediately to seek an injunction to stop the violation, temporarily or permanently.

(d) Remedies. If the Defaulting Party fails to cure a violation of this Conservation Easement in accordance with Section 9(a), or if Grantor fails to cure or to cause another party to cure a Contract Violation pursuant to Section 9(b) (but subject to Section 9(f)(2)), then the Non-Defaulting Party may bring an action at law or in equity in accordance with Section 25(d) to enforce the terms of this Conservation Easement; provided, however, that Grantee shall not have any right to enforce a violation of an Existing Contract or a New Contract that is not a Contract Violation. Notwithstanding anything to the contrary contained in this Conservation Easement, in no event shall (i) the Defaulting Party be liable to the Non- Defaulting Party or the Third Party Beneficiary for any indirect, special, punitive, or consequential damages resulting from the Defaulting Party’s breach of this Conservation Easement, whether foreseeable or unforeseeable; (ii) Grantor be liable to Grantee or the Third Party Beneficiary for any monetary damages whatsoever in connection with a Contract Violation, unless Grantor knowingly allowed the Contract Violation, subject to Sections 9(b) and 9(f)(2); (iii) Grantor or any party to an Existing Contract or a New Contract be liable to the Non-Defaulting Party or the Third Party Beneficiary for any indirect, special, punitive, or consequential damages resulting from any Contract Violation, whether foreseeable or unforeseeable; (iv) Grantee be liable to any party to an Existing Contract or a New Contract or the Third Party Beneficiary for any indirect, special, punitive, or consequential damages resulting from the Grantee’s breach of this Conservation Easement, whether foreseeable or unforeseeable; and (v) Grantor or any party to an Existing Contract or a New Contract be liable for non-compliance with BMPs that are not consistent with the applicable Management Standard governing the establishment and implementation of such BMPs. To the extent that Grantee or the Third Party Beneficiary recovers any monetary damages for the cost of restoring any injury or damage to a portion of the Easement Property that is caused by Grantor’s breach of this Conservation Easement, all such damages recovered by Grantee or the Third Party Beneficiary, as applicable, shall be applied to the cost of undertaking any corrective action to the applicable portion of the Easement Property. The Parties and the Third Party Beneficiary each hereby waives any right it may otherwise have to recover any damages that are inconsistent with the limitations set forth in this Section 9(d). Notwithstanding anything to the contrary contained in California Civil Code Section 815.7(d), or any similar statute, the Parties and the Third Party Beneficiary each hereby waives any right to recover the costs of litigation, including reasonable attorneys’ fees, in connection with any action to enforce this Conservation Easement. The Parties agree that this limitation of remedies provision shall be strictly enforced.

(e) Remedies Cumulative. Except to the extent that a Party’s right to damages and recovery of litigation costs is limited in Section 9(d) and to the extent that the Third Party Beneficiary’s remedies are limited in Section 9(g), the remedies described in this Section 9 shall be cumulative and shall be in addition to all remedies now or hereafter existing at law or in equity, including but not limited to, the remedies set forth in California Civil Code Section 815 et seq., inclusive. The failure of the Non-Defaulting Party to discover a violation or to take immediate legal action shall not bar the Non-Defaulting Party from taking such action at a later time.

(f) Direct Actions for Contract Violations.

(1) Existing or New Contracts. If Grantor fails to cure or to cause another party to cure a Contract Violation pursuant to Section 9(b), then Grantee shall have the right, but not the obligation, to bring an action at law or in equity against the other party to any Existing Contract or New Contract to enforce the terms of this Conservation Easement.

(2) Existing Easements. In connection with any Contract Violation under an Existing Easement, notwithstanding anything else to the contrary contained in this Conservation Easement, Grantee agrees that Grantor shall not be obligated to cure any such Contract Violation (except as may be required as a result of an action brought by Grantee pursuant to the last sentence of this Section 9(f)(2)) or to bring any legal action against the other party to the Existing Easement to cure such Contract Violation, it being the intent of Grantor and Grantee that Grantee shall bear the cost (other than the incidental cost of Grantor’s cooperation as provided in this Section 9(f)(2)) of any such enforcement of this Conservation Easement as against the other party to an Existing Easement. If Grantee brings an action at law or in equity against the other party to any Existing Easement, but Grantee is unable to maintain a claim against the other party to the Existing Easement due to a court’s determination that Grantor is a necessary party to the action, then Grantee may, promptly following such determination, request in writing that Grantor assign to Grantee any claims it may have against the other party to the Existing Easement for the Contract Violation and/or allow Grantee to bring an action in Grantor’s name, at no out-of-pocket cost or liability to Grantor, to enable Grantee to enforce the terms of this Conservation Easement against the other party to the Existing Easement. In no event shall Grantee have the right to bring an action against Grantor in connection with a Contract Violation under an Existing Easement, unless within forty-five (45) days after such written request (or such shorter time allowed by the court for Grantor to join the action), Grantor has not assigned its claims or allowed Grantee to bring an action in Grantor’s name as set forth above.

(g) Limited Third Party Beneficiary Enforcement Right. The TPB shall have the limited right to enforce an actual or threatened TPB Enforceable Violation of this Conservation Easement. Prior to commencing any permitted enforcement action for an alleged TPB Enforceable Violation, the TPB shall attempt to allow Grantee to pursue enforcement of the TPB Enforceable Violation in accordance with this Section 9(g). If the TPB reasonably believes that a TPB Enforceable Violation has occurred, the TPB shall provide notice of the alleged TPB Enforceable Violation to the Parties. If Grantee delivers a Notice of Violation for the alleged TPB Enforceable Violation or is otherwise taking reasonable steps to cause Grantor to cure the alleged TPB Enforceable Violation, then the TPB shall not have any right to enforce such TPB Enforceable Violation. If Grantee has not delivered a Notice of Violation for, or otherwise taken reasonable steps to cause Grantor to cure the alleged TPB Enforceable Violation within thirty (30) days after receipt of notice from the TPB, or if, after such thirty (30) day period and Grantee’s receipt of a second notice from the TPB, Grantee fails to diligently pursue the process set forth in Section 9(a) or 9(b), as applicable, or to otherwise take reasonable steps to cause Grantor to cure the alleged TPB Enforceable Violation, then the TPB shall have the right to deliver a Notice of Violation for the alleged TPB Enforceable Violation in accordance with Section 9(a) or 9(b), as applicable, and to thereafter participate in the process set forth in such Section with Grantor and Grantee.

If the alleged TPB Enforceable Violation is not cured in accordance with Section 9(a) or 9(b), as applicable, then the TPB may file an action for relief in accordance with Sections 9(d) and 25(d). In no event shall any of the Resource Organizations, other than the TPB, have any independent enforcement right in connection with this Conservation Easement, and neither the Resource Organizations nor the TPB shall have any right to enforce a violation that is not a TPB Enforceable Violation.

(h) No Waiver. Enforcement of the terms of this Conservation Easement against a Party shall be at the discretion of the Non-Defaulting Party, and any forbearance by the Non-Defaulting Party to exercise its rights under this Conservation Easement in the event of any breach of any term of this Conservation Easement shall not be deemed or construed to be a waiver by the Non-Defaulting Party of such term or of any subsequent breach of the same or any other term of this Conservation Easement or of any of such Non-Defaulting Party’s rights under this Conservation Easement. No delay or omission by the Non-Defaulting Party in the exercise of any right or remedy shall impair such right or remedy or be construed as a waiver. A Party’s permission to carry out, or failure to object to, any proposed use or activity by the other Party shall not constitute consent to any subsequent use or activity of the same or any different nature. As used in this Section 9(h), “Non-Defaulting Party” and “Party” include the Third Party Beneficiary.

(i) Acts Beyond Grantor’s Control. Nothing contained in this Conservation Easement shall be construed to entitle Grantee to bring any action against Grantor for any injury to or change in the Easement Property to the extent resulting from (i) any natural cause, including, but not limited to, fire, flood, storm, or earth movement, beyond Grantor’s reasonable control; (ii) acts by Grantee, its employees, agents, contractors and invitees; (iii) trespass or other acts by unrelated third parties that Grantor does not knowingly allow; or (iv) any action taken by Grantor in a good faith effort to prevent, abate, or mitigate injury to any person, personal property or to the Easement Property resulting from any of the foregoing causes.

(j) Acts Beyond Grantee’s Control. Nothing contained in this Conservation Easement shall be construed to entitle Grantor to bring any action against Grantee for any injury to or change in the Easement Property to the extent resulting from (i) any natural cause, including, but not limited to, fire, flood, storm, or earth movement, beyond Grantee’s reasonable control; (ii) acts by Grantor, its employees, agents, contractors and invitees; (iii) trespass or other acts by unrelated third parties that Grantee does not knowingly allow (but this clause (iii) shall not apply to Public Access or acts of the Third Party Beneficiary); or (iv) any action taken by Grantee in a good faith effort to prevent, abate, or mitigate injury to any person, personal property or to the Easement Property resulting from any of the foregoing causes.

10. Insurance.

(a) Grantee’s Responsibility. Grantee shall obtain and maintain a policy of commercial general liability insurance insuring against bodily injury and property damage with respect to the activities of Grantee and Grantee’s employees, agents, and invitees (including, but not limited to, any person who obtains access to the Easement Property pursuant to Section 8) on the Easement Property and the other Conserved Lands in which Grantee holds an interest. The policy, which may be in the form of an umbrella policy covering other activities or properties where Grantee is involved, shall (i) be written as primary insurance, (ii) have an initial combined limit of coverage not less than $5,000,000, which shall be adjusted from time to time thereafter as commercially reasonable and provided any increase in coverage is available upon commercially reasonable terms, and (iii) name Grantor, any lender with a loan secured by all or a part of the Easement Property, as indicated by Grantor in writing, and any other party reasonably requested in writing by Grantor each as additional insureds. In addition, Grantee shall obtain and maintain a policy of comprehensive automobile liability insurance with a policy limit of not less than $1,000,000 each accident for bodily injury and property damage, and insuring against all loss in connection with the ownership, maintenance and operation of automotive equipment that is owned, hired or non- owned, and Workers’ Compensation with statutory limits. Not more often than once per year and upon not less than sixty (60) days prior written notice, Owner Designee may require Grantee to increase the insurance limit set forth above or to provide other forms of insurance, as commercially reasonable in light of the activities of Grantee and its employees, agents, and invitees on the Easement Property, provided that such increase or other forms of insurance are available upon commercially reasonable terms.

(b) Grantor’s Responsibility. Grantor shall obtain and maintain a policy of commercial general liability insurance insuring against bodily injury and property damage with respect to the activities on the Easement Property of Grantor and Grantor’s employees, agents, and invitees. The policy, which may be in the form of an umbrella policy covering other activities or properties where Grantor is involved, shall be written as primary insurance, have an initial combined limit of coverage not less than $5,000,000, which shall be adjusted from time to time thereafter as commercially reasonable, and shall name Grantee as an additional insured. In addition, Grantor shall obtain and maintain a policy of comprehensive automobile liability insurance with a policy limit of not less than $1,000,000 each accident for bodily injury and property damage, and insuring against all loss in connection with the ownership, maintenance and operation of automotive equipment that is owned, hired or non- owned, and Workers’ Compensation with statutory limits. In addition, Grantor shall require in any New Contract entered into by Grantor after the Agreement Date that Grantee be named as an additional insured under any commercial general liability policy that is required to be carried by the other party thereunder.

(c) Evidence of Insurance. Promptly following the recordation of this Conservation Easement, and no less than fifteen (15) days prior to the expiration or non- renewal of any required coverage, Grantee and Grantor shall each deliver to the other Party a certified copy of its insurance policy or policies or a certificate issued by the insurance company (in a form reasonably satisfactory to the other Party) evidencing compliance with the insurance requirements under this Section 10.

(d) No Limitation. The insurance requirements in this Section 10 shall not in any way limit, in either scope or amount, the indemnity obligations separately owed by Grantor and Grantee under this Conservation Easement, or the liability of either Party for a breach of its obligations or for loss or damage for which a Party is responsible hereunder.

11. Costs and Liabilities.

(a) In General. Except to the extent otherwise stated in this Conservation Easement or to the extent of any Public Access, Conservation Activity or any acts by Grantee, or any of the other Grantee Indemnified Parties, pursuant to Section 3 or the RWMP, (i) Grantor retains all responsibilities and shall bear all costs and liabilities of any kind related to the ownership, operation, upkeep, and maintenance of the Easement Property; and (ii) Grantor agrees that Grantee shall have no duty or responsibility for the operation, upkeep or maintenance of the Easement Property, the monitoring of hazardous conditions thereon, or the protection of Grantor, the public or any third parties (except for members of the Public or third parties who are permitted access in connection with any Public Access or Conservation Activity) from risks relating to conditions on the Easement Property. Notwithstanding the foregoing provisions of this Section 11(a), Grantee shall be responsible for, and shall bear all costs and liabilities of any kind related to, Public Access or the Conservation Activities, including, but not limited to, the incremental upkeep of the Easement Property due to Public Access or the Conservation Activities; provided, however, nothing in this Section 11(a) shall be construed as limiting Grantor’s obligations to comply with the applicable BMPs; and provided further that Grantee shall not be responsible for costs and liabilities to the extent resulting from Grantor’s negligence if Grantor actively undertakes any Conservation Activity on Grantee’s behalf.

(b) Permits and Approvals. Grantor shall be solely responsible for obtaining any applicable governmental permits and approvals for any activity or use permitted by this Conservation Easement that is undertaken by Grantor, and any activity or use shall be undertaken in accordance with all Applicable Laws. Grantee shall be solely responsible for obtaining any applicable governmental permits and approvals for any activity or use permitted by this Conservation Easement that is undertaken by Grantee, and any activity or use shall be undertaken in accordance with all Applicable Laws.

(c) Taxes. Grantor shall pay before delinquency all Taxes, and shall furnish Grantee with satisfactory evidence of payment upon request. If any such Taxes are levied against Grantor or the Easement Property (or if the assessed value thereof is increased) as a result of any activities of Grantee on the Easement Property, including, but not limited to, any Public Access or Conservation Activity, then Grantee shall, upon demand, repay to Grantor the amount so paid. Nothing in this Section 11(c) shall be interpreted to obligate Grantor, and Grantee shall remain responsible, to pay any Taxes owed by Grantee as a result of a voluntary or involuntary transfer of Grantee’s interests under this Conservation Easement.

12. Indemnifications.

(a) By Grantor. Grantor shall hold harmless, protect, defend (with counsel reasonably approved by Grantee) and indemnify the Grantee Indemnified Parties from and against any and all Claims arising from or in any way connected with; (i) any violation by Grantor of any Applicable Law in connection with this Conservation Easement or the Easement Property; or (ii) except to the extent of the negligence or willful misconduct of any of the Grantee Indemnified Parties, any injury to or the death of any person, or physical damage to any property, resulting from any act, omission, condition, or other matter related to or occurring on or about the Easement Property; provided, however, that Grantor’s obligations under this Section 12(a)(ii) shall not apply to the extent that any Claim results from or is in any way connected with the following except to the extent of the gross negligence or willful misconduct of any of the Grantor Indemnified Parties: (A) any entry upon the Easement Property by any of the Grantee Indemnified Parties or any person permitted access to the Easement Property pursuant to Section 3(b) or in connection with any Public Access or Conservation Activity or pursuant to Section 3 or 20, (B) any Public Access or any Conservation Activity, or (C) any act, omission, condition, or other matter related to or occurring on or about the Easement Property in connection with any Grantee Indemnified Party’s activities pursuant to Section 3 or the RWMP.

(b) By Grantee. Grantee shall hold harmless, protect, defend (with counsel reasonably approved by Grantor) and indemnify the Grantor Indemnified Parties from and against any and all Claims arising from or in any way connected with: (i) any violation by Grantee of any Applicable Law in connection with this Conservation Easement or the Easement Property; or (ii) any injury to or the death of any person, or physical damage to any property, resulting from or in any way connected with (A) any entry upon the Easement Property by any of the Grantee Indemnified Parties or any person permitted access to the Easement Property pursuant to Section 3(b) or in connection with any Public Access or any Conservation Activity, (B) any Public Access or Conservation Activity, or (C) any act, omission, condition, or other matter related to or occurring on or about the Easement Property in connection with Grantee’s activities pursuant to Section 3 or the RWMP; or (iii) any Hazardous Materials generated, treated, stored, used, released, disposed of, deposited or abandoned in, on, under or from the Easement Property by any Grantee Indemnified Party or by any person permitted access to the Easement Property pursuant to Section 3 or 20 or in connection with any Public Access or Conservation Activity, or any exacerbation of an existing condition related to Hazardous Materials or underground storage tanks in, on, under or from the Easement Property by any Grantee Indemnified Party or any person permitted access to the Easement Property pursuant to Section 3 or 20 or in connection with any Public Access or Conservation Activity; provided, however, that Grantee’s obligations under Section 12(b)(ii) and (iii) shall not apply to the extent that any Claim results from the gross negligence or willful misconduct of any of the Grantor Indemnified Parties.

(c) Hazardous Materials Liability. Without limiting the obligations of Grantor under Section 12(a), Grantor hereby releases and agrees to indemnify, protect and hold harmless the Grantee Indemnified Parties from and against any and all Claims arising from or connected with any Hazardous Materials or underground storage tanks present, alleged to be present, or otherwise associated with the Easement Property at any time, except any Hazardous Materials generated, treated, stored, used, released, disposed of, deposited or abandoned on the Easement Property (including by migration from adjacent property) by any Grantee Indemnified Party or by any person granted access to the Easement Property pursuant to Section 3 or 20 or in connection with any Public Access or Conservation Activity, and except to the extent that any Grantee Indemnified Party or any person granted access to the Easement Property pursuant to Section 3 or 20 or in connection with any Public Access or Conservation Activity exacerbates any existing condition related to Hazardous Materials or underground storage tanks in, on, under or from the Easement Property. This release and indemnification includes, but is not limited to, Claims for (i) injury to or death of any person or physical damage to any property; and (ii) the violation or alleged violation of, or other failure to comply with, any Environmental Laws by Grantor; provided, however, that this release and indemnification shall not apply to the extent that any Claim results from or is in any way connected with the following except to the extent of Grantor’s gross negligence or willful misconduct: (A) any entry upon the Easement Property by any of the Grantee Indemnified Parties or any person permitted access to the Easement Property in connection with any Public Access or Conservation Activity or pursuant to Section 3 or 20, (B) any Public Access or Conservation Activity, or (C) any act, omission, condition, or other matter related to or occurring on or about the Easement Property in connection with any Grantee Indemnified Party’s activities pursuant to Section 3 or the RWMP. If any action or proceeding is brought against any of the Grantee Indemnified Parties by reason of any such indemnified Claim, Grantor shall, at the election of and upon written notice from Grantee, defend such action or proceeding by counsel reasonably acceptable to the Grantee Indemnified Party.

(d) No Owner or Operator Liability. The Parties do not intend this Conservation Easement to be, and this Conservation Easement shall not be, construed such that it creates in or gives to Grantee any of the following solely as the result of being a passive holder of this Conservation Easement:

(1) The obligations or liability of an “owner” or “operator” or “arranger,” as those terms are defined and used in Environmental Laws, including, but not limited to, CERCLA;

(2) The obligations or liabilities of a person described in 42 U.S.C. Section 9607(a)(3) or (4);

(3) The obligations of a responsible person under any applicable Environmental Laws;

(4) The right to investigate and remediate any Hazardous Materials associated with the Easement Property; or

(5) Any control over Grantor’s ability to investigate, remove, remediate or otherwise clean up any Hazardous Materials associated with the Easement Property.

This provision, however, shall not relieve Grantee from any obligations or liabilities for any of the foregoing to the extent that such obligations or liabilities arise as a result of or in connection with any activities of Grantee or the Grantee Indemnified Parties on or about the Easement Property.

13. Transfer of Easement.

(a) Voluntary Transfer.

(1) In the event that Grantee desires to assign its interest under this Conservation Easement, Grantee shall provide Owner Designee and the Third Party Beneficiary with written notice of such desire. Owner Designee and the Third Party Beneficiary shall each have the right to approve or disapprove, in its sole discretion, any proposed voluntary assignment of Grantee’s interest under this Conservation Easement and the proposed assignee. Owner Designee, Grantee and the Third Party Beneficiary intend that, in the selection of any assignee entity, preference be given to a qualified private nonprofit organization with the requisite experience in holding and monitoring conservation easements on properties similar to the Easement Property and preserving and protecting the Conservation Values. If Owner Designee and the Third Party Beneficiary approve of the proposed voluntary assignment, then the assignee shall be an entity selected by Owner Designee and the Third Party Beneficiary that is (a) qualified to hold a conservation easement under Section 815.3 of the California Civil Code; (b) determined by Owner Designee and the Third Party Beneficiary, each in its sole discretion, to be: (i) experienced in holding and monitoring conservation easements on properties similar to the Easement Property; (ii) willing and financially able to assume all of the responsibilities imposed on Grantee under this Conservation Easement; and (iii) otherwise qualified to be an assignee of this Conservation Easement; and (c) approved by WCB in accordance with Section 13(c). Owner Designee and the Third Party Beneficiary shall have one hundred twenty (120) days to designate an assignee that Owner Designee and the Third Party Beneficiary reasonably determine meets such criteria. The one hundred twenty (120) day time period may be extended, and shall be extended so long as Owner Designee and the Third Party Beneficiary are taking reasonable steps to select an assignee.

(2) If Owner Designee and the Third Party Beneficiary each approve a voluntary assignment pursuant to Section 13(a)(1), but are unable to agree on a designated assignee, then the assignee shall be The Nature Conservancy, provided that The Nature Conservancy is (a) qualified to hold a conservation easement under Section 815.3 of the California Civil Code; (b) determined by Owner Designee and the Third Party Beneficiary, each in its sole discretion, to be: (i) experienced in holding and monitoring conservation easements on properties similar to the Easement Property; (ii) willing and financially able to assume all of the responsibilities imposed on Grantee under this Conservation Easement; and (iii) otherwise qualified to be an assignee of this Conservation Easement; and (c) approved by WCB in accordance with Section 13(c). If the foregoing criteria are not met, then Owner Designee and the Third Party Beneficiary shall be deemed to disapprove Grantee’s voluntary assignment of its interest under this Conservation Easement. If, however, Grantee ceases to exist or no longer qualifies to hold this Conservation Easement under applicable state law, then Owner Designee and the Third Party Beneficiary shall proceed in accordance with the provisions of Section 13(b).

(3) Notwithstanding anything in this Section 13(a) to the contrary, and except as set forth in Section 13(b) and (c), this Conservation Easement shall not be transferred by Grantee to any Governmental Agency without the consent of Owner Designee, which consent shall be in Owner Designee’s sole and absolute discretion.

(b) Involuntary Transfer. Notwithstanding any provision of this Conservation Easement to the contrary, in the event the existence of the Tejon Ranch Conservancy, or any successor holding the rights of the Tejon Ranch Conservancy pursuant to this Conservation Easement, is terminated for any reason, Grantor and Grantee desire that title to all interest in this Conservation Easement will immediately vest in The Nature Conservancy. If, however, The Nature Conservancy is (i) no longer in existence; (ii) in the reasonable determination of Owner Designee and the Third Party Beneficiary, (A) not then qualified to hold a conservation easement under Section 815.3 of the California Civil Code; (B) no longer experienced in holding and monitoring conservation easements on properties similar to the Easement Property; or (C) not willing or financially able to assume all of the responsibilities imposed on Grantee under this Conservation Easement; or (iii) not approved by WCB in accordance with Section 13(c), then, unless Owner Designee, the Third Party Beneficiary and WCB approve transfer of this Conservation Easement to another organization that meets the criteria listed in Section 13(a)(2)(a)-(b) and that is a nonprofit organization that has qualified for exempt status under Code Section 501(c)(3) and is not a private foundation under Code Section 509, this Conservation Easement shall vest in the State of California, acting by and through WCB, pursuant to Section 13(c). Grantor, Grantee, Owner Designee and the Third Party Beneficiary intend that, in the selection of an assignee entity as set forth above, preference be given to a qualified private nonprofit organization with the requisite experience in holding and monitoring conservation easements on properties similar to the Easement Property and preserving and protecting the Conservation Values.

(c) WCB Approval and Vesting Rights.

(1) Notwithstanding anything in this Section 13 to the contrary, no assignment, transfer, or conveyance of this Conservation Easement is valid without the prior written approval of WCB pursuant to the terms of the WCB Grant Agreement. If the existence of Grantee is terminated for any reason, this Conservation Easement shall immediately vest in the State of California, acting by and through WCB, unless, prior to that termination and with the approval of WCB, another nonprofit organization acquires this Conservation Easement pursuant to Section 13(b). Any deed or other instrument of conveyance transferring this Conservation Easement to a nonprofit organization shall be recorded and shall set forth the executory interest and right of entry on the part of the State of California set forth in this Section 13(c).

(2) As set forth in the WCB Grant Agreement, if this Conservation Easement vests in the State of California, acting by and through WCB, then WCB shall not unreasonably withhold its approval of, and shall reasonably cooperate with Owner Designee and the Third Party Beneficiary to, assign the State of California’s interest as Grantee hereunder to an assignee approved by Owner Designee, the Third Party Beneficiary and WCB as provided in this paragraph. Owner Designee, the Third Party Beneficiary and WCB intend that, in the selection of any assignee entity, preference be given to a qualified private nonprofit organization with the requisite experience in holding and monitoring conservation easements on properties similar to the Easement Property and preserving and protecting the Conservation Values. The assignee shall be an entity selected by Owner Designee, the Third Party Beneficiary and WCB, that is (a) qualified to hold a conservation easement under Section 815.3 of the California Civil Code; and (b) determined by Owner Designee, the Third Party Beneficiary and WCB, each in its sole discretion, to be: (i) experienced in holding and monitoring conservation easements on properties similar to the Easement Property; (ii) willing and financially able to assume all of the responsibilities imposed on Grantee under this Conservation Easement; and (iii) otherwise qualified to be an assignee of this Conservation Easement. Owner Designee and the Third Party Beneficiary shall have one hundred twenty (120) days after the date that this Conservation Easement vests in WCB to submit to WCB one (1) or more proposed assignees that Owner Designee and the Third Party Beneficiary reasonably determine meet such criteria. The one hundred twenty (120) day time period may be extended, and shall be extended so long as Owner

Designee and the Third Party Beneficiary are taking reasonable steps to select the proposed assignee(s). WCB, Owner Designee and the Third Party Beneficiary shall use reasonable efforts to select the assignee based on the above criteria within five hundred forty (540) days after the date this Conservation Easement vests in WCB. The five hundred forty (540) day time period may be extended, and shall be extended, up to the date that is two (2) years after the date of such vesting, so long as Owner Designee, the Third Party Beneficiary and WCB are taking reasonable steps to select and approve the proposed assignee.

(d) No Merger. It is the intent of Grantor and Grantee that, if Grantee ever acquires fee title to all or a portion of the Easement Property, such fee title shall not merge (whether by operation of law or otherwise) with any of the rights granted by this Conservation Easement, and this Conservation Easement shall remain in full force and effect as to all portions of the Easement Property. Consistent with the foregoing, should Grantee acquire fee title to all or a portion of the Easement Property, Grantee shall assign this Conservation Easement to another entity pursuant to Section 13(a); provided, that if the Tejon Ranch Conservancy is Grantee and acquires fee title to all or a portion of the Easement Property, the assignment of this Conservation Easement to another entity shall provide that all of Grantee’s rights set forth in Section 7 (Grantee Activities) and Section 8 (Public Access) shall remain with the Tejon Ranch Conservancy and not the assignee for as long as the Tejon Ranch Conservancy remains the fee owner of the Easement Property or a portion thereof. It is also the intent of the Parties that this Conservation Easement not be extinguished, merged into the fee title, modified, or otherwise deemed affected should the existence of Grantee terminate for any reason prior to the transfer of this Conservation Easement to a successor holder.

(e) Encumbrance of Conservation Easement. This Conservation Easement may not be used as security for any debt without the prior written approval of Grantor, the Third Party Beneficiary and WCB, each of which may withhold its consent in its sole and absolute discretion.

14. Transfer of Easement Property.

(a) Reference; Notice. Nothing contained in this Conservation Easement shall prohibit Grantor from separately selling, transferring or subdividing any portion of the Easement Property, separate from the balance of the Easement Property. Grantor covenants and agrees to reference this Conservation Easement and the RWMP in any deed or other legal instrument by which Grantor divests itself of any right, title or interest in all or any portion of the Easement Property, including, but not limited to, a leasehold interest or other New Contract. Grantor further agrees to give written notice to Grantee of any transfer of a fee interest in all or any portion of the Easement Property. The failure of Grantor to perform any act provided in this Section 14 shall not impair the validity of any deed or other legal instrument by which Grantor divests itself of any right, title or interest in all or any portion of the Easement Property, impair the validity of this Conservation Easement nor limit the enforceability of this Conservation Easement in any way, and any transferee of any right, title or interest in all or any portion of the Easement Property shall be subject to the terms of this Conservation Easement. Any successor in interest of Grantor, by acceptance of a deed, lease or other document purporting to convey any right, title or interest in the Easement Property, shall be deemed to have consented to, reaffirmed and agreed to be bound by and benefit from all of the terms, covenants, restrictions and conditions of this Conservation Easement to the extent applicable to the subject property and the interest obtained.

(b) Subdivision and Sale of Easement Property.

(1) The act of subdividing or transferring into separate ownership(s) all or any portion of the Easement Property (including creation and transfer of the transferred property as a separate legal lot, and any further subdivision or transfer thereof) does not create any new rights in the fee owner or the Grantee, or expand the scope of any rights in either the fee owner or the Grantee, to use the subdivided and/or transferred portions of the Easement Property (including, but not limited to, any rights to build new structures and improvements or expand existing structures, and any rights of access) beyond the intensity that would be permitted thereon under this Conservation Easement in the absence of the subdivision or transfer. The Parties further acknowledge that the Long-Term Stewardship Standard recognizes that continued economic use of the Conserved Lands, as a whole, will be respected, but does not require consideration of continued economic use of each individual parcel.

(2) Grantor covenants to include recitals in any deed or other legal instrument conveying an interest in the Easement Property or any portion thereof to a third party substantially consistent with the following: (a) except for any development rights applicable to the transferred property that are reserved to Grantor in this Conservation Easement, the transferred property comes with no development rights, including but not limited to the right to construct dwelling units on the transferred property, (b) the transferred property is subject to significant use restrictions and to additional requirements pursuant to the Ranch-Wide Management Plan, including, but not limited to, the right of Grantee to carry out Conservation Activities, permit Public Access, and establish Best Management Practices, all as set forth in this Conservation Easement, (c) the Long-Term Stewardship Standard recognizes that continued economic use of the Conserved Lands (which, as defined in this Conservation Easement, includes areas in addition to the Easement Property), as a whole, will be respected, but does not require consideration of continued economic use of each individual parcel, (d) the effect of Conservation Activities and Best Management Practices required pursuant to this Conservation Easement may result in disproportionate restrictions on or may effectively preclude some, and potentially even all, uses of the transferred property (if less than all of the Conserved Lands), or portions thereof, that are otherwise generally permitted on the Easement Property consistent with this Conservation Easement, and (e) the act of subdividing or transferring into separate ownership(s) all or any portion of the Easement Property (including creation and transfer of the. transferred property as a separate legal lot, and any further subdivision or transfer thereof) does not create any new rights in the fee owner or Grantee, or expand the scope of any rights in either the fee owner or Grantee, to use the subdivided and/or transferred portions of the Easement Property (including, but not limited to, any rights to build new structures and improvements or expand existing structures, and any rights of access) beyond the intensity that would be permitted thereon under this Conservation Easement in the absence of the subdivision or transfer. Prior to or at the time of any such transfer, Grantor shall obtain from any such third party purchaser a written instrument signed by such purchaser wherein such purchaser acknowledges the foregoing recitals.

(c) Transfer Fees. Grantor recognizes that Grantee will incur direct and indirect costs for monitoring and administration of this Conservation Easement. Rather than charging such costs to Grantor, and in addition to any fees Grantee may receive under the Ranch Agreement, Grantor and Grantee agree that concurrently with each sale or transfer of the fee interest in all or any part of the Easement Property (other than Excluded Transfers), Grantor and its successors in interest shall pay to Grantee, or its successor, as holder of this Conservation Easement, a fee (“Transfer Fee”) equal to one-half of one percent (0.5%) of the purchase price of the property being sold or transferred. If the consideration for the transfer is not limited to payment of a purchase price, then the foregoing percentage shall be paid based upon the greater of the amount of monetary consideration actually paid (if any) and the fair market value of the applicable portion of the Easement Property (as encumbered by this Conservation Easement, but without reference to any mortgage, deed of trust or similar encumbrance on the Easement Property) at the time of the transfer. For purposes hereof, there shall be no Transfer Fee payable upon an Excluded Transfer. Within five (5) business days after the close of escrow for any transfer of the Easement Property, the transferor shall, in addition to giving notice of the transfer to Grantee, either (i) pay the Transfer Fee to Grantee and concurrently deliver to Grantee a true and correct copy of the transferor’s closing statement, or (ii) deliver to Grantee the transferor’s closing statement together with a declaration executed by the transferor setting forth the facts which qualify the transfer as an Excluded Transfer. In the event that the transferor shall transfer the Easement Property without payment of a Transfer Fee, both the transferor and its successor in interest shall become jointly and severally liable therefor, and Grantee shall have the right to bring suit to recover the Transfer Fee and interest thereon at the rate of the lesser of eight percent (8%) per annum or the maximum rate permitted by law from the date due until the date paid plus its costs of suit, including reasonable attorneys’ fees.

(d) Transfer of Mineral Rights. Grantor shall not grant, transfer or otherwise convey any surface rights to explore for, develop or extract any minerals, oil, gas or hydrocarbons, except, subject to the provisions of this Conservation Easement, within the Designated Mining Area. Nothing in this Conservation Easement shall prohibit or limit Grantor’s right to (i) remove or extract any subsurface mineral or non-mineral substance from any portion of the Easement Property through the surface of the Designated Mining Area or (ii) remove or extract any subsurface mineral or non-mineral substance, oil, gas or hydrocarbons from any portion of the Easement Property through the surface of any area outside of the Easement Property where such removal or extraction is permitted; provided, in each case, that such removal or extraction does not cause material damage to the surface of the Easement Property (including groundwater), or the structures thereon, except as is permitted under this Conservation Easement within the Designated Mining Area.

(e) California State Park and University of California Natural Reserve.

(1) California State Park. Consistent with the Conservation Purpose and the importance the Parties place on Public Access to the Conserved Lands, and subject to the terms and conditions of this Section, the Parties intend to explore with the California Department of Parks and Recreation (“California State Parks”) the possibility of creating a State Park within the Conserved Lands that may include portions of the Easement Property. Pursuant to the Ranch Agreement, the Parties agreed to use their reasonable best efforts to work with California

State Parks to: (a) define the size and location of a possible State Park within the Conserved Lands, which could include portions of the Easement Property; (b) study the operational and infrastructure needs for such a State Park; (c) resolve issues relating to the operation of such a State Park and its effect on Conservation Activities, Reserved Rights and the Conserved Lands; (d) determine appropriate property interests required to operate such a State Park; (e) acquire such other information and conduct such studies as may be required to understand and fulfill the objective of creating a State Park; (f) cooperate with California State Parks in connection with any necessary CEQA review, approvals or authorizations from Governmental Agencies for such a State Park; and (g) cooperate with Resource Agencies in connection with any existing or proposed Mitigation within such a State Park; provided, however, that none of the Parties is obligated to incur any costs on behalf of any other Party or any third party in this effort. As part of any acquisition of an interest in the Easement Property for the purposes of a State Park, Grantor and Grantee have agreed to work cooperatively with California State Parks to develop a comprehensive land use plan for the integration of the State Park into Tejon Ranch.

(2) University of California Natural Reserve. Consistent with the Conservation Purpose and the importance the Parties place on scientific study of the Conserved Lands, and subject to the terms and conditions of this Section, the Parties intend to explore with the University of California Natural Reserve System (“UC”) the possibility of creating a University of California Natural Reserve within the Conserved Lands that may include portions of the Easement Property. Pursuant to the Ranch Agreement, the Parties agreed to work cooperatively with UC (a) to determine whether a portion of the Easement Property might be appropriate for inclusion as a future University of California Natural Reserve or otherwise utilized by students, teachers, and researchers from the University of California for scientific study, and (b) in connection with any necessary CEQA review, approvals or authorizations from Governmental Agencies for any such University of California Natural Reserve; provided, however, that none of the Parties is obligated to incur any costs on behalf of any other Party or any third party in this effort.

(3) Sale or Transfer. Any sale or transfer by Grantor of any property interest in any portion of the Easement Property for the purposes of a State Park or a University of California Natural Reserve shall be subject to the future agreement by Grantor, in its sole and absolute discretion, on the terms and conditions of any such sale or transfer, as provided in Section 7.2 of the Ranch Agreement. Any sale or transfer by Grantor of any property interest in, or New Contract that permits the use of, any portion of Tejon Ranch shall also be subject to the terms and conditions of this Conservation Easement; provided, however, that the Parties acknowledge that, as part of any acquisition of an interest in, or New Contract that permits the use of, any portion of the Easement Property for the purposes of a State Park or a University of California Natural Reserve, it may become desirable to modify this Conservation Easement to allow for certain structures and other appurtenant improvements and uses on the Easement Property consistent with future State Park or University of California Natural Reserve uses and needs, in furtherance of the Conservation Purpose and the Public Access objectives of this Conservation Easement. Any such modification of this Conservation Easement shall be subject to agreement by both Grantor and Grantee, each in its sole and absolute discretion, on the terms and conditions of any such modification, including, without limiting the generality of the foregoing, reaching agreement on any consideration for the conveyance by Grantor of any property interest in connection therewith, and on any terms and conditions needed to ensure that the use of the Easement Property will remain consistent with and further the Conservation Purpose in perpetuity and that the modification will not result in any net loss or reduction of the Conservation Values of the Easement Property. In addition, the express approval of WCB, in accordance with the WCB Grant Agreement, and the express approval of the Third Party Beneficiary, which approval shall not be unreasonably withheld, conditioned or delayed, shall be required.

(f) Encumbrance of Fee. No provision of this Conservation Easement should be construed as impairing the ability of Grantor to use the Easement Property as collateral for borrowing, provided that any mortgage, lien or other encumbrance arising from such borrowing shall be subject and subordinate to this Conservation Easement.

(g) Additional Conservation Easements. Grantor shall have the right, subject to the provisions of the Ranch Agreement, to grant additional conservation easements over the Easement Property, including conservation easements for Mitigation Areas required pursuant to Project Approvals, provided that (i) such additional conservation easement rights shall not conflict with any of Grantee’s rights under this Conservation Easement, allow any use of the Easement Property that is inconsistent with the Conservation Purpose or impair Conservation Values; (ii) Grantor shall notify Grantee in writing at least sixty (60) days in advance of any proposed new grant of conservation easement over the Easement Property or any part of it, which notice shall include a complete copy of the proposed grant of conservation easement; and (iii) no new grant of conservation easement shall result in Grantee having to bear any additional obligation or cost under this Conservation Easement Any new conservation easement shall include a clear reference to this Conservation Easement and shall include a statement that the new conservation easement is subject and subordinate to this Conservation Easement.

15. Effect of Easement; Runs with the Land. The Parties acknowledge that this Conservation Easement is an easement in gross, and that, pursuant to the terms of Sections 815 et seq. of the California Civil Code: (i) the Easement Property is declared to be open and natural land, and may not be converted or directed to any uses prohibited under this Conservation Easement; (ii) this Conservation Easement shall run with and burden the title to the Easement Property in perpetuity, and shall bind Grantor and all of the agents, devisees, administrators, employees, representatives, lessees, and assigns of Grantor, including all future owners, tenants, and occupants of the Easement Property or any portion of it or interest in it to all the terms and conditions of this Conservation Easement, for the benefit of Grantee and the successors and assigns of Grantee; and (iii) this Conservation Easement shall confine the use of the Easement Property to such activities as are consistent with the terms of this Conservation Easement and the Conservation Purpose. Grantor agrees that any transfer by Grantor of any interest in the Easement Property shall be in accordance with Section 14.

16. Extinguishment of Development Rights. Grantor hereby grants to Grantee all development rights, except retained development rights reserved to Grantor herein, that are now or hereafter allocated to, implied, reserved or inherent in the Easement Property, and Grantor and Grantee agree that such development rights are hereby terminated and extinguished. The Easement Property may not be used for the purpose of transferring development rights or calculating permissible development or lot yield of any other property.

17. Termination.

(a) Voluntary Termination Prohibited. Pursuant to Section 15, this Conservation Easement shall run with the land and burden title to the Easement Property in perpetuity. In making this Conservation Easement, Grantor has considered the possibility that uses prohibited by the terms of this Conservation Easement may become more economically valuable than permitted uses and that neighboring properties may in the future be put entirely to such prohibited uses. It is the intent of both Grantor and Grantee that any such changes shall not be deemed to be circumstances justifying the termination, extinguishment or modification of this Conservation Easement. In addition, the inability of Grantor, or Grantor’s heirs, successors, or assigns, to conduct or implement, any or all of the uses permitted under the terms of this Conservation Easement, or the unprofitability of doing so, shall not impair the validity of this Conservation Easement or be considered grounds for the termination, extinguishment or modification of same; provided, however, that the foregoing shall not prohibit Grantor, or Grantor’s heirs, successors, or assigns from seeking any available remedy under Section 9 if it is unable to conduct or implement any or all of the uses permitted under the terms of this Conservation Easement as a result of any violation of this Conservation Easement by Grantee.

(b) Judicial Extinguishment. This Conservation Easement may not be extinguished unless circumstances arise in the future that make it impossible to achieve the Conservation Purpose, and, in any event such extinguishment may be accomplished only by appropriate judicial proceedings. No such extinguishment shall affect the value of Grantee’s interest in the Easement Property, and if the Easement Property, or any interest therein, is sold, exchanged, or taken after such extinguishment, Grantee shall be entitled to receive its pro-rata share of the proceeds of such sale, exchange or taking. The amount of the compensation to which Grantee shall be entitled from any sale, exchange, or taking of all or any portion of the Easement Property subsequent to such extinguishment shall be based on the respective fair market values of the interests of Grantee and Grantor extinguished as determined in the judicial extinguishment proceedings, and, except as set forth in Section 17(d) and subject to the WCB Grant Agreement, Grantee shall use any proceeds received in a manner consistent with the conservation objectives exemplified by this Conservation Easement.

(c) Condemnation. If all or part of the Easement Property is taken by the exercise of the power of eminent domain by public, corporate, or other authority so as to abrogate the restrictions imposed by this Conservation Easement, Grantor and Grantee shall each have the right to separately initiate or join in appropriate actions at the time of such taking to recover the full value of its respective interest in the subject portion of the Easement Property involved in the taking and all incidental or direct damages resulting from the taking, it being expressly agreed that this Conservation Easement constitutes a compensable property right, and the proceeds shall be divided based on the respective values of the interests of Grantor and Grantee, as determined in any such action. Grantor and Grantee shall each pay their respective costs and expenses in connection with any such action.

(d) Distribution of Proceeds. Upon distribution of proceeds resulting from a judicial extinguishment or condemnation proceeding, all expenses reasonably incurred by

Grantee in connection with the proceeding shall first be reimbursed out of the amount recovered by Grantee. Grantee shall then distribute the remainder of the proceeds in accordance with the WCB Grant Agreement.

(e) Easement Property Remainder. Should this Conservation Easement be terminated or extinguished as to any portion of the Easement Property, the balance of the Easement Property shall remain subject to this Conservation Easement. In this event, all relevant related documents shall be updated and re-recorded by Grantee to reflect the modified Easement Property and encumbrances junior to this Conservation Easement shall remain subordinate to this Conservation Easement as amended.

18. Written Notices. Any notice, demand, request, consent, approval, or communication that a Party desires or is required to give to another Party (including, for purposes of this Section 18, WCB, the Third Party Beneficiary and Owner Designee) shall be in writing and be served personally or sent by recognized overnight courier that guarantees next-day delivery or by first class, certified mail, postage fully prepaid and return receipt requested, addressed as follows:

To Grantor:	Tejon Ranchcorp
P.O. Box 1000
Lebec, CA 93243
Fax: (661) 248-3100
Attn: General Counsel

Overnight mail address:	4436 Lebec Road
Lebec, CA 93243
Attn: General Counsel

To Grantee:	Tejon Ranch Conservancy
P.O. Box 216
Frazier Park, CA 93225
	Attn:	Executive Director

To the Third Party Beneficiary:	National Audubon Society, Inc., d.b.a. Audubon California
4225 Hollis Street
Emeryville, CA 94608
	Fax:	(510) 601-1954
	Attn:	Graham Chisholm Deputy Director, Director of Conservation

To Owner Designee:	Tejon Ranch Co.
P.O. Box 1000
Lebec, CA 93243
	Fax:	(661) 248-3100
	Attn:	General Counsel

Overnight mail address:	4436 Lebec Road
Lebec, CA 93243
	Attn:	General Counsel

To the California Wildlife Conservation Board:	California Wildlife Conservation Board
1807 13th Street, Suite 103
Sacramento, CA 95811
	Attn:	Executive Director

or to such other address as a Party shall designate by written notice to the others. Notice shall be deemed effective upon actual receipt by any of the addressees designated above for such Party in the case of personal delivery or delivery by overnight courier or, in the case of delivery by first class, certified mail, upon the first to occur of: (a) actual receipt by any of the addressees designated above for such Party; or (b) within five (5) days after a certified letter containing such notice, properly addressed, with postage prepaid, is deposited in the United States mail.

19. Amendment. This Conservation Easement may be amended by Grantor and Grantee only by a written agreement signed by both Parties and approved by WCB. In addition, if the amendment significantly adversely affects the Conservation Purpose or Grantee’s rights or obligations hereunder, the express approval of the Third Party Beneficiary to such amendment shall be required, which approval shall not be unreasonably withheld, conditioned or delayed. Any amendment of this Conservation Easement shall be consistent with the Conservation Purpose, the Ranch Agreement, the RWMP, and California law governing conservation easements, and shall not affect its perpetual duration. Grantee shall record any amendment of this Conservation Easement in the official records of Kern and Los Angeles Counties, State of California, and shall provide a copy of the recorded document to WCB.

20. Third Party Beneficiary.

(a) Third Party Beneficiary; Right of Enforcement. As and to the extent set forth in this Section 20, the Third Party Beneficiary shall be a third party beneficiary to this Conservation Easement. In addition to the rights expressly granted to the Third Party Beneficiary elsewhere in this Conservation Easement, the Third Party Beneficiary shall have the right provided in Section 9(g) to enforce the terms, covenants, conditions, and restrictions of this Conservation Easement to the extent and in the manner permitted by such Section.

(b) Right of Inspection. In addition, the Third Party Beneficiary shall have the right, not more than once per year and for no more than thirty (30) days per year, to enter onto the Easement Property in accordance with the procedure set forth in Section 7(a) in order to monitor and inspect compliance with the terms, conditions, restrictions and covenants of this Conservation Easement.

21. Existing Contracts. Grantor shall use good faith efforts to cause the BMPs to apply to uses that are authorized by an Existing Contract to the maximum extent permitted by the terms of the applicable Existing Contract; provided, however, that the Parties agree that good faith efforts shall not include, and Grantor shall not be required to bring, an action against any party or terminate any Existing Contract.

22. Owner Designee. Where the consent, approval or other determination is required from Owner Designee under this Conservation Easement, such consent, approval or other determination by Owner Designee shall be binding upon Grantor and the Easement Property. In no event shall Owner Designee have any liability to Grantor in connection with any such consent, approval or other determination that is made in good faith by Owner Designee. Owner Designee shall keep Grantor reasonably informed of its activities pursuant to this Conservation Easement.

23. Additional Instruments. Subject to Grantor’s prior written approval, which shall not be unreasonably withheld, Grantee may record or file from time to time any and all notices or instruments that may be required to ensure the perpetual enforceability of this Conservation Easement, including (but not limited to) re-recording this Conservation Easement, or a copy thereof, for such purpose. Grantor agrees to execute, acknowledge, and/or deliver (as applicable) any and all such notices or instruments upon request from Grantee to do so.

24. Approval of WCB.

(a) RWMP Review. Grantee shall submit the RWMP, the Public Access Plan, and any proposed amendment to either such plan (a “Proposed Plan”) to WCB at least ninety (90) days prior to its proposed adoption. Subject to the terms of this Section 24, and as set forth in Section 5.6 of the WCB Grant Agreement, WCB shall have the right to review and approve those aspects of a Proposed Plan that occur on the Easement Property (a “Reviewable Aspect”). As set forth in the WCB Grant Agreement, WCB’s approval of a Reviewable Aspect shall not be unreasonably withheld, conditioned or delayed, and WCB shall not disapprove of a Reviewable Aspect unless it is inconsistent with this Conservation Easement or a standard equivalent to the Initial Stewardship Standard or if applicable, a Designated Area Standard.

(b) Notice. Pursuant to the WCB Grant Agreement, WCB has committed to notify Grantee in writing of its disapproval of all or any portion of a Reviewable Aspect of a Proposed Plan (a “WCB Disapproval Notice”), and to use commercially reasonable efforts to respond within ninety (90) days after WCB’s receipt of the Proposed Plan. Grantee shall provide a copy of any WCB Disapproval Notice to Grantor within three (3) business days of receipt. WCB shall state in the WCB Disapproval Notice the specific reasons for its disapproval of a Reviewable Aspect of the Proposed Plan, and may, if applicable, provide supporting documentation concurrent with delivery of such WCB Disapproval Notice.

(c) Resolution. If Grantee, Grantor and WCB are unable to informally resolve WCB’s disapproval of the Reviewable Aspect, then, as soon as is feasible, but in no event later than thirty (30) days after receipt of a WCB Disapproval Notice, representatives of Grantee, Grantor and WCB shall meet and confer in good faith in an attempt to resolve any differences.

(d) Adoption. WCB’s disapproval of a portion of a Proposed Plan shall not preclude Grantee from adopting the remainder of such Proposed Plan. If WCB disapproves of any Reviewable Aspect of a Proposed Plan in accordance with this Section 24 (collectively, the “Disputed Terms”), Grantee may adopt such portions of the Proposed Plan that are not Disputed Terms as part of the RWMP, and shall subsequently amend the RWMP in a manner consistent with the good faith resolution of WCB’s disapproval of the Disputed Terms. In addition, if WCB has failed to deliver a WCB Disapproval Notice to Grantee within ninety (90) days after WCB’s receipt of the Proposed Plan, then Grantee shall have the right to adopt the Proposed Plan in its entirety until such time as WCB delivers a WCB Disapproval Notice to Grantee; provided, however, that in no event shall WCB deliver a WCB Disapproval Notice pursuant to this Section 24 or otherwise disapprove of a Proposed Plan after the date that is 120 days after WCB’s receipt of the Proposed Plan.

25. General Provisions.

(a) Interpretation. This Conservation Easement shall be construed so as to qualify as a conservation easement under Section 815 et seq. of the California Civil Code. The provisions of this Conservation Easement shall be liberally construed to effectuate the Conservation Purpose, notwithstanding economic or other hardship or changes in circumstances or conditions. Any and all recitals in this Conservation Easement are accurate and shall constitute an integral part of this Conservation Easement, and this Conservation Easement shall be construed in light of those recitals. Any and all exhibits, schedules, and addenda attached to and referred to in this Conservation Easement are hereby incorporated into this Conservation Easement as fully as if set out in their entirety herein. If any provision in this Conservation Easement is found to be ambiguous, an interpretation consistent with the Conservation Purpose that would render the provision valid shall be favored over any interpretation that would render it invalid. The Parties acknowledge that each Party and its counsel have had the opportunity to review and revise this Conservation Easement and that no rule of construction that ambiguities are to be resolved against the drafting party shall be employed in the interpretation of this Conservation Easement. In the event of any conflict between the provisions of this Conservation Easement and the provisions of any use and zoning restrictions of the State or local government, the more restrictive provisions shall control.

(b) Controlling Law. The interpretation and performance of this Conservation Easement shall be governed by the laws of the State of California, disregarding the conflicts of law principles of such state.

(c) Venue. Subject to Section 25(d), venue for any action arising out of this Conservation Easement, including any dispute resolution procedure to enforce this Conservation Easement, shall be in the Superior Court of Kern County.

(d) Judicial Reference. It is the desire and intention of the parties to agree upon a mechanism and procedure under which controversies and disputes arising out of this Conservation Easement or related to the Easement Property will be resolved in a prompt and expeditious manner. Accordingly, except with respect to actions in which a Party seeks an injunction pursuant to Section 9(c) and except as set forth in the last sentence of this Section, any action, proceeding or counterclaim brought on any matters arising out of or in any way connected with this Conservation Easement or the Easement Property, and/or any claim of injury or damage, whether sounding in contract, tort, or otherwise, shall be heard and resolved by a referee under the provisions of the California Code of Civil Procedure, Sections 638 - 645.1, inclusive (the “Referee Sections”). The venue of the proceedings shall be as set forth in Section 25(c). Within ten (10) days after receipt by any party of a written request to resolve any dispute or controversy pursuant to this Section 25(d), the parties to such dispute shall agree upon a single referee who shall try all issues, whether of fact or law, and report a finding and judgment on such issues as required by the Referee Sections. If the parties are unable to agree upon a referee within such ten (10) day period, then any party may thereafter file a motion for the purpose of appointment of a referee under the Referee Sections. If the referee is appointed by the court, the referee shall be a neutral and impartial retired judge with substantial experience in the relevant matters to be determined, or, if no such retired judge is available, the referee shall be a neutral and impartial lawyer with substantial experience in the relevant matters to be determined. The proposed referee may be challenged by any party for any of the grounds listed in the Referee Sections. The referee shall have the power to decide all issues of fact and law and report his or her decision on such issues, and to issue all available remedies, subject to the limitations of this Conservation Easement. The parties shall be entitled to conduct all discovery as provided in the California Code of Civil Procedure, and the referee shall oversee discovery and may enforce all discovery orders in the same manner as any trial court judge, with rights to regulate discovery and to issue and enforce subpoenas, protective orders and other limitations on discovery available under California law. The reference proceeding shall be conducted in accordance with California law (including the rules of evidence), and in all regards, the referee shall follow California law applicable at the time of the reference proceeding. The parties shall promptly and diligently cooperate with one another and the referee, and shall perform such acts as may be necessary to obtain a prompt and expeditious resolution of the dispute or controversy in accordance with this Section 25(d). In accordance with Section 644 of the California Code of Civil Procedure, the decision of the referee upon the whole issue must stand as the decision of the court, and upon the filing of the statement of decision with the clerk of the court, or with the judge if there is no clerk, judgment may be entered thereon in the same manner as if the action had been tried by the court. Any decision of the referee and/or judgment or other order entered thereon shall be appealable to the same extent and in the same manner that such decision, judgment, or order would be appealable if rendered by a judge of the superior court in which venue is proper hereunder. The referee shall in his/her statement of decision set forth his/her findings of fact and conclusions of law. The parties intend this general reference agreement to be specifically enforceable in accordance with the California Code of Civil Procedure. Nothing in this Section 25(d) shall prejudice the right of any party to obtain provisional relief or other equitable remedies from a court of competent jurisdiction as shall otherwise be available under the California Code of Civil Procedure and/or applicable court rules. Notwithstanding anything to the contrary contained in this Section 25(d), if a necessary or indispensable party (as described in California Code of Civil Procedure Section 389(a) or any successor or similar statute) is not, and does not agree in writing to be, subject to this Section 25(d), then the Non-Defaulting Party, or, in the case of a Contract Violation, either Grantor or Grantee, may elect by written notice to the other parties to the dispute to bring an action, proceeding, claim or counterclaim that would otherwise be subject to this Section 25(d) in a court of competent jurisdiction instead of before a referee.

(e) Captions. The captions in this instrument have been inserted solely for convenience of reference and are not a part of this instrument and shall have no effect upon its construction or interpretation.

(f) Severability. If a court of competent jurisdiction voids or invalidates on its face any provision of this Conservation Easement, such action shall not affect the remainder of this Conservation Easement. If a court of competent jurisdiction voids or invalidates the application of any provision of this Conservation Easement to a person or circumstance, such action shall not affect the application of the provision to other persons or circumstances.

(g) Entire Agreement. This instrument, together with the attached exhibits, and the Ranch Agreement sets forth the entire agreement of the Parties with respect to this Conservation Easement and supersedes all prior discussions, negotiations, understandings, or agreements relating to this Conservation Easement. No alteration or variation of this instrument shall be valid or binding unless contained in an amendment in accordance with Section 19. In the event of any conflict between this Conservation Easement and the Ranch Agreement, then as between Grantor and Grantee this Conservation Easement shall govern and control with respect to the Easement Property. No amendment to the Ranch Agreement, or any termination or extinguishment of the Ranch Agreement other than pursuant to Section 3.14 of the Ranch Agreement as it exists as of the Agreement Date, shall be effective as to the Easement Property if such amendment or termination would alter or affect a right or obligation under this Conservation Easement, and such rights and obligations shall continue to be governed by the terms and conditions of Ranch Agreement as they existed prior to the amendment, termination or extinguishment, unless and until WCB has given its written consent to the amendment, termination or extinguishment.

(h) Successors. The covenants, terms, conditions, and restrictions of this Conservation Easement shall be binding upon, and inure to the benefit of, the Parties hereto and their respective personal representatives, heirs, successors, and assigns and shall constitute a servitude running in perpetuity with the Easement Property.

(i) No Forfeiture. Nothing contained herein will result in a forfeiture or reversion of Grantor’s fee title in any respect.

(j) No Third Party Beneficiaries. This Conservation Easement shall not create or bestow any lien or property right in any third party. The Parties agree that, other than the Third Party Beneficiary, no third party beneficiary to this Conservation Easement exists and that nothing contained herein shall be construed as giving any other Person third party beneficiary status.

(k) Termination of Rights and Obligations. A Party’s rights and obligations under this Conservation Easement terminate upon transfer of the Party’s interest in this Conservation Easement or the Easement Property, except that liability for acts or omissions occurring prior to transfer shall survive transfer.

(1) Counterparts. This Conservation Easement may be signed in one or more counterparts, all of which shall constitute one and the same instrument. In the event of any conflict between a recorded and an unrecorded counterpart, the recorded instrument shall be controlling.

(m) Authority. Each of the persons signing this Conservation Easement on behalf of a Party hereby represents that he or she has the requisite authority to bind the Party on whose behalf he or she is signing this Conservation Easement, and that all requisite approvals of such Party, its Board of Directors, shareholders, members, general partners, or others have been obtained.

(n) Terms.

(1) The terms “Grantor” and “Grantee,” wherever used in this Conservation Easement, and any pronouns used in place thereof, shall mean and include, respectively: (i) the named Grantor and the personal representatives, heirs, devisees, and assigns of such named Grantor, and all other successors of such Grantor, as their interests may appear; and (ii) the named Grantee and the personal representatives, heirs, devisees, and assigns of such named Grantee, and all other successors of such Grantee, as their interests may appear. If the Easement Property is owned by more than one fee owner, the term “Grantor” includes each such owner; provided, however, that where this Conservation Easement provides that an approval or determination is to be made by Grantor with respect to any Conservation Activity located on, or any requested access to, any portion of the Easement Property, such approval or determination shall be made only by the owner(s) of such property.

(2) All statutory references in this Conservation Easement shall mean and include the applicable statute, as amended from time to time, or, if such statute is repealed and replaced, any successor statute.

(o) Exhibits. The following exhibits are attached to and are incorporated into this Conservation Easement:

Exhibit A:	Legal Description of Easement Property
Exhibit A-1:	Legal Description of Easement Property (Kern)
Exhibit A-2:	Legal Description of Easement Property (Los Angeles)
Exhibit B:	Depiction of Easement Property
Exhibit C:	Depiction of Tejon Ranch and Conserved Lands
Exhibit D:	Depiction of Designated Areas
Exhibit E:	Depiction of Development Areas
Exhibit F:	Depiction of Disturbance Areas
Exhibit F-1:	Depiction of Disturbance Area G
Exhibit G:	Access Procedure Agreement
Exhibit H:	List of Assessor’s Parcel Numbers

[Signatures follow on next page.]

IN WITNESS WHEREOF, the Parties have executed this Conservation Easement as of the Agreement Date.

GRANTOR:	GRANTEE:

TEJON RANCHCORP, a California corporation	TEJON RANCH CONSERVANCY, a California nonprofit public benefit corporation

BY:	BY:

NAME:	NAME:	THOMAS H. MALONEY

TITLE:	TITLE:	EXECUTIVE DIRECTOR

DATE:	DATE:	2/28/2011

BY:

NAME:

TITLE:

DATE:

Signing for the limited purpose of acknowledging the obligations of the Owner Designee set forth herein:	Signing for the limited purpose of acknowledging the obligations of the Third Party Beneficiary set forth herein:

OWNER DESIGNEE:	THIRD PARTY BENEFICIARY:

TEJON RANCH CO., a Delaware corporation	NATIONAL AUDUBON SOCIETY INC., a New York nonprofit corporation

BY:	BY:

NAME:	NAME:	GRAHAM CHISHOLM

TITLE:	TITLE:	EXECUTIVE DIRECTOR

DATE:	DATE:	2/24/11

S-1

IN WITNESS WHEREOF, the Parties have executed this Conservation Easement as of the Agreement Date.

GRANTOR:		GRANTEE:

TEJON RANCHCORP, a California corporation		TEJON RANCH CONSERVANCY, a California nonprofit public benefit corporation

BY:		BY:

NAME:	ALLEN E. LYDA	NAME:

TITLE:	Senior Vice President-CFO	TITLE:

DATE:	February 25, 2011	DATE:

BY:

NAME:	Kathleen J. Perkinson

TITLE:	Senior Vice President

DATE:	February 25, 2011

Signing for the limited purpose of acknowledging the obligations of the Owner Designee set forth herein:		Signing for the limited purpose of acknowledging the obligations of the Third Party Beneficiary set forth herein:

OWNER DESIGNEE:		THIRD PARTY BENEFICIARY:

TEJON RANCH CO.,		NATIONAL AUDUBON SOCIETY INC.,
a Delaware corporation		a New York nonprofit corporation

BY:		BY:

NAME:	Kathleen J. Perkinson	NAME:

TITLE:	Senior Vice President	TITLE:

DATE:	February 25, 2011	DATE:

S-1

Signing for the limited purpose of acknowledging the obligations of the Wildlife Conservation Board set forth herein:

WILDLIFE CONSERVATION BOARD

BY:

NAME:	John P. Donnelly

TITLE:	Executive Director

DATE:	2/25/11

S-2

State of California	)

County of LOS ANGELES	)

On 2/28/2011 before me, JESS FERNANDEZ, personally appeared THOMAS HENRY MALONEY, who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is~~/are~~ subscribed to the within instrument and acknowledged to me that he~~/she/they~~ executed the same in his~~/her/their~~ authorized capacity~~(ies)~~, and that by his~~/her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.
Signature	(Seal)

State of California	)

County of	)

On             before me,             , personally appeared             , who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature	(Seal)

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California }

County of Kern

On February 25, 2011 before me, Konnie Sue Williams-Roth, Notary Public,

Date Here Insert Name and Title of the Officer

personally appeared Allen E. Lyda & Kathleen J. Perkinson,

Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Konnie Sue Williams-Roth

Place Notary Seal Above

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Deed of Conservation Easement and Agreement Concerning Easement Rights (Bi-Centennial)

Document Date:

Number of Pages:

Signer(s) Other Than Named Above:

Capacity(ies) Claimed by Signer(s)

Signer’s Name:

Individual

Corporate Officer — Title(s):

Partner — Limited General

Attorney in Fact

Trustee

Guardian or Conservator

Other:

Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER

Top of thumb here

Signer’s Name:

Individual

Corporate Officer — Title(s):

Partner — Limited General

Attorney in Fact

Trustee

Guardian or Conservator

Other:

Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER

Top of thumb here

© 2007 National Notary Association — 9350 De Soto Ave., P.O. Box 2402 — Chatsworth, CA 91313-2402 — www.NationalNotary.org

Item #5907 Reorder: Call Toll-Free 1-800-876-6827

KONNIE SUE WILLIAMS-ROTH

Commission # 1794171

Notary Public - California

Kern County

My Comm. Expires Mar 28, 2012

NNA1 NNA1

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California }

County of Kern

On February 25, 2011 before me, Konnie Sue Williams-Roth, Notary Public,

Date Here Insert Name and Title of the Officer

personally appeared Kathleen J. Perkinson,

Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Konnie Sue Williams-Roth

Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Deed of Conservation Easement and Agreement Concerning Easement

Rights (Bi-Centennial)

Document Date:

Number of Pages:

Signer(s) Other Than Named Above:

Capacity(ies) Claimed by Signer(s)

Signer’s Name:

Individual

Corporate Officer — Title(s):

Partner — Limited General

Attorney in Fact

Trustee

Guardian or Conservator

Other:

Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER

Top of thumb here

Signer’s Name:

Individual

Corporate Officer — Title(s):

Partner — Limited General

Attorney in Fact

Trustee

Guardian or Conservator

Other:

Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER

Top of thumb here

© 2007 National Notary Association — 9350 De Soto Ave., P.O. Box 2402 — Chatsworth, CA 91313-2402 — www.NationalNotary.org Item #5907 Reorder: Call Toll-Free 1-800-876-6827

KONNIE SUE WILLIAMS-ROTH

Commission # 1794717

Notary Public - California

Kern County

My Comm. Expires Mar 28, 2012

NNA1 NNA1

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California }

County of Sacramento

On 2/25/11 before me, Natalya Kulagina, Notary Public,

Date Here Insert Name and Title of the Officer

personally appeared John P. Donnelly,

Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: Kulag

Place Notary Seal and/or Stamp Above

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Tejon Ranch Conservation Easement (DI&H.)

Document Date: 2/25/11 Number of Pages:

Signer(s) Other Than Named Above:

Capacity(ies) Claimed by Signer(s)

Signer’s Name:

Corporate Officer — Title(s):

Individual

Partner — Limited General

Attorney in Fact

Trustee

Guardian or Conservator

Other:

Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER

Top of thumb here

Signer’s Name:

Corporate Officer — Title(s):

Individual

Partner — Limited General

Attorney in Fact

Trustee

Guardian or Conservator

Other:

Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER

Top of thumb here

© 2008 National Notary Association — 9350 De Soto Ave., P.O. Box 2402 — Chatsworth, CA 91313-2402 — www.NationalNotary.org

Item #5907 Reorder: Call Toll-Free 1-800-876-6827

NATALYA KULAGINA

Commission # 1853848

Notary Public - California

Sacrameto County

My Comm. Expires Jun 13, 2013

NNA1 NNA1

State of California	)

County of ALAMEDA	)

On 24th February, 2011 before me, Yvonne Graham / Notary, personally appeared GRAHAM CHISHOLM, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature	(Seal)

EXHIBIT A-1

Legal Description of Easement Property (Kern)

[attached]

Exhibit A-1

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH

BI-CENTENNIAL (KERN COUNTY) ACQUISITION AREA

THOSE PORTIONS OF: THE RANCHO LA LIEBRE, AS DESCRIBED IN THE PATENT TO JOSE MARIA FLORES RECORDED IN BOOK 18, PAGE 278 OF PATENTS; TOGETHER WITH THOSE PORTIONS OF SECTIONS 2, 3,4, 9,10, 27, 33, AND 34 OF TOWNSHIP 9 NORTH, RANGE 17 WEST, SAN BERNARDINO MERIDIAN, IN THE UNINCORPORATED TERRITORY OF THE COUNTY OF KERN, STATE OF CALIFORNIA, ACCORDING TO THE OFFICIAL PLATS OF SAID LAND ON FILE WITH THE BUREAU OF LAND MANAGEMENT, DESCRIBED AS FOLLOWS:

PARCEL 1

BEGINNING AT A POINT ON THE NORTHERLY LINE OF SECTION 24 OF SAID TOWNSHIP 9 NORTH, RANGE 17 WEST, SAN BERNARDINO MERIDIAN, SAID POINT BEING SOUTH 89°25’48” EAST, 36.94 FEET FROM STATION NO. 16 OF SAID RANCHO LA LIEBRE, ALSO BEING THE NORTHWEST CORNER OF SAID SECTION 24, AS SAID CORNER IS SHOWN ON A RECORD OF SURVEY FILED IN BOOK 1, PAGE 76 OF RECORD OF SURVEYS, IN THE OFFICE OF THE COUNTY RECORDER OF KERN COUNTY;

THENCE, ALONG THE NORTHERLY LINE OF SAID SECTION 24, NORTH 89°25’48” WEST, 36.94 FEET TO SAID STATION NO. 16;

THENCE, ALONG THE WESTERLY LINE OF SAID SECTION 24, ALSO BEING THE SOUTHEASTERLY BOUNDARY OF SAID RANCHO LA LIEBRE, SOUTH 00°08’07” EAST, 5304.12 FEET TO STATION NO. 15 OF SAID RANCHO LA LIEBRE, BEING THE NORTHEAST CORNER OF SECTION 26 OF SAID TOWNSHIP 9 NORTH, RANGE 17 WEST, SAN BERNARDINO MERIDIAN, AS SHOWN ON SAID RECORD OF SURVEY;

THENCE, ALONG THE NORTHERLY LINE OF SAID SECTION 26, ALSO BEING THE SOUTHEASTERLY BOUNDARY OF SAID RANCHO LA LIEBRE, NORTH 89°37’35” WEST, 2647.49 FEET; AND NORTH 89°37’33” WEST, 2648.24 FEET TO STATION NO. 14 OF SAID RANCHO LA LIEBRE, BEING THE NORTHWEST CORNER OF SAID SECTION 26, AS SHOWN ON SAID RECORD OF SURVEY;

THENCE, ALONG THE WESTERLY LINE OF SAID SECTION 26, ALSO BEING THE SOUTHEASTERLY BOUNDARY OF SAID RANCHO LA LIEBRE, SOUTH 00°09’ 13” EAST, 2658.59 FEET TO STATION NO. 13 OF SAID RANCHO LA LIEBRE, BEING THE WEST QUARTER CORNER OF SAID SECTION 26, AS SHOWN ON SAID RECORD OF SURVEY;

THENCE, CONTINUING ALONG THE WESTERLY LINE OF SAID SECTION 26, SOUTH 00°05’37” WEST, 2653.60 FEET TO THE SOUTHWEST CORNER THEREOF, AS SHOWN ON PARCEL MAP NO. 4330, FILED IN BOOK 20, PAGE 182 OF PARCEL MAPS, IN THE OFFICE OF THE COUNTY RECORDER OF KERN COUNTY;

THENCE, ALONG THE EASTERLY LINE OF SAID SECTION 34, SOUTH 00°19’15” WEST, 5306.23 FEET TO THE SOUTHWEST CORNER THEREOF, SAID CORNER ALSO BEING A POINT ON THE BOUNDARY LINE BETWEEN LOS ANGELES AND KERN COUNTIES, AS SHOWN ON COUNTY SURVEYORS MAP NO. B-731, DATED JUNE 1929 THROUGH APRIL 1937, RECORDS OF LOS ANGELES COUNTY;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH

BI-CENTENNIAL (KERN COUNTY) ACQUISITION AREA

THENCE, ALONG THE SOUTHERLY LINE OF SAID SECTION 34 AND SAID COUNTY BOUNDARY, NORTH 89°46’09” WEST, 3099.10 FEET;

THENCE, LEAVING SAID COUNTY BOUNDARY NORTH 46°34’34” WEST, 429.05 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 2800.00 FEET; THENCE, NORTHWESTERLY 939.80 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 19°13’51”;

THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

NORTH 27°20’43” WEST, 373.00 FEET;

NORTH 14°17’12” WEST, 1095.00 FEET;

NORTH 11°45’02” WEST, 803.93 FEET;

AND NORTH 03°54’15” WEST, 579.00 FEET

TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 2410.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 86°06’02” EAST; THENCE, NORTHWESTERLY 1005.25 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE 23°53’56”;

THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

NORTH 27°47’54” WEST, 763.50 FEET;

NORTH 35°50’00” WEST, 82.00 FEET;

NORTH 31°14’08” WEST, 34.50 FEET;

NORTH 41°08’00” WEST, 761.50 FEET;

NORTH 39°16’44” WEST, 544.94 FEET;

NORTH 25°48’50” WEST, 936.72 FEET;

NORTH 02°55’37” EAST, 2197.83 FEET;

NORTH 19°26’24” WEST, 2780.50 FEET;

NORTH 22°53’41” WEST, 442.50 FEET;

NORTH 21 °00’06” WEST, 2150.43 FEET;

NORTH 55°27’10” EAST, 1225.21 FEET;

NORTH 27°54’00” EAST, 1267.20 FEET;

NORTH 04°23’52” EAST, 860.30 FEET;

NORTH 00°00’06” WEST, 990.82 FEET;

NORTH 15°56’35” WEST, 964.50 FEET;

NORTH 00°00’05” WEST, 1594.60 FEET;

NORTH 22°37’21” EAST, 862.62 FEET;

NORTH 12°05’37” EAST, 948.39 FEET;

NORTH 21°48’05” EAST, 715.98 FEET;

NORTH 30°57’49” EAST, 890.15 FEET;

NORTH 10°34’56” EAST, 625.97 FEET;

NORTH 05°22’42” EAST, 1881.28 FEET;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH

BI-CENTENNIAL (KERN COUNTY) ACQUISITION AREA

NORTH 23°02’22” EAST, 946.24 FEET;

NORTH 41°59’04” EAST, 2041.81 FEET;

NORTH 49°24’37” EAST, 1529.85 FEET;

AND NORTH 56°10’58” EAST, 3335.40 FEET

TO THE NORTHEAST CORNER OF SAID SECTION 3; THENCE, ALONG THE NORTHERLY LINE OF LOTS 4 AND 3 OF SAID SECTION 2, SOUTH 89°33’35” EAST, 2616.09 FEET TO NORTHEASTERLY CORNER OF SAID LOT 3, BEING THE NORTH QUARTER CORNER OF SAID SECTION 2, AS SHOWN ON SAID PLAT;

THENCE, ALONG THE CENTER OF SAID SECTION 2, SOUTH 00°22’54” WEST, 4001.73 FEET TO THE NORTHWESTERLY BOUNDARY OF SAID RANCHO LA LIEBRE, AS SHOWN ON SAID PLAT;

THENCE, ALONG SAID RANCHO BOUNDARY, NORTH 59°09’21” EAST, 2963.12 FEET TO A POINT ON SAID RANCHO BOUNDARY, DISTANT NORTH 00°21 ’ 13” EAST, 13289.86 FEET FROM THE POINT OF BEGINNING DESCRIBED HEREIN; THENCE, SOUTH 00°21 ’ 13” WEST, 13289.86 FEET TO THE POINT OF BEGINNING.

EXCEPTING THEREFROM THE SOUTHWEST QUARTER OF THE NORTHWEST QUARTER; THE NORTHWEST QUARTER OF THE SOUTHWEST QUARTER, AND LOT 11 OF SAID SECTION 2, AS SHOWN ON SAID PLAT.

CONTAINING 6,424 ACRES, MORE OR LESS

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH

BI-CENTENNIAL (KERN COUNTY) ACQUISITION AREA

PARCEL 2

COMMENCING AT THE NORTHEASTERLY CORNER OF PARCEL “TEH-13”, AS DESCRIBED IN THE DEED TO THE STATE OF CALIFORNIA RECORDED OCTOBER 13, 2005 AS INSTRUMENT NO. 0205284066, OFFICIAL RECORDS OF KERN COUNTY;

THENCE, ALONG THE NORTHERLY LINE OF SAID PARCEL, NORTH 89°45’36” WEST, 460.65 FEET TO THE POINT OF BEGINNING;

THENCE, CONTINUING ALONG SAID NORTHERLY LINE, NORTH 89°45’36” WEST, 4873.80 FEET TO THE NORTHWESTERLY CORNER OF SAID PARCEL;

THENCE, ALONG THE WESTERLY LINE OF SAID PARCEL, SOUTH 00°00’06” EAST, 1412.97 FEET TO THE NORTHERY LINE OF PARCEL “TEH-1, UNIT-J”, AS DESCRIBED IN THE DEED TO THE STATE OF CALIFORNIA RECORDED FEBRUARY 20, 1970 IN BOOK 4368, PAGE 542, OFFICIAL RECORDS OF KERN COUNTY;

THENCE, ALONG THE NORTHEASTERLY, NORTHERLY, AND WESTERLY LINES OF SAID PARCEL “TEH-1, UNIT-J” THE FOLLOWING COURSES:

NORTH 80°52’48” WEST, 1215.34 FEET;

SOUTH 62°08’24” WEST, 977.49 FEET;

NORTH 54°00’02” WEST, 1241.33 FEET;

NORTH 20°11’02” WEST, 3249.74 FEET;

NORTH 60°15’02” WEST, 890.00 FEET;

SOUTH 47°04’06” WEST, 250.00 FEET;

SOUTH 10°10’01” WEST, 2489.94 FEET;

SOUTH 79°47’26” EAST, 339.98 FEET;

SOUTH 47°54’42” EAST, 2051.52 FEET;

SOUTH 07°21’14” WEST, 1738.35 FEET;

SOUTH 25°27’23” WEST, 935.58 FEET;

AND SOUTH 57°06’11 WEST, 303.60 FEET

TO A POINT ON THE BOUNDARY LINE BETWEEN LOS ANGELES AND KERN COUNTIES, AS SHOWN ON COUNTY SURVEYORS MAP NO. B-731, DATED JUNE 1929 THROUGH APRIL 1937, RECORDS OF LOS ANGELES COUNTY;

THENCE, ALONG SAID COUNTY BOUNDARY, NORTH 89°39’06” WEST, 9897.64 FEET TO THE SOUTHEASTERLY CORNER OF PARCEL 1 AS DESCRIBED IN THE AMENDMENT TO EASEMENT DEED RECORDED NOVEMBER 13, 1987 IN BOOK 6066, PAGE 2186, OFFICIAL RECORDS OF KERN COUNTY;

THENCE, ALONG THE EASTERLY LINE OF SAID PARCEL 1, NORTH 01°38’17” EAST, 2639.36 FEET; AND NORTH 89°35’15” WEST, 965.00 FEET;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH

BI-CENTENNIAL (KERN COUNTY) ACQUISITION AREA

THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

NORTH 44°59’41” EAST, 302.00 FEET;

NORTH 34°12’43” WEST, 562.50 FEET;

NORTH 38°32’31” EAST, 97.00 FEET;

AND NORTH, 916.50 FEET

TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 1250.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 25°40’54” WEST; THENCE, EASTERLY 318.69 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 14°36’27” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 850.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 11°04’27” EAST; THENCE, EASTERLY 329.88 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 22°14’10”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH, 1531.00 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 875.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 39°21’53” EAST; THENCE, NORTHEASTERLY 503.79 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 32°59’18” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 2300.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 72°21’11” WEST; THENCE NORTHEASTERLY 1059.03 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 26°22’54”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH, 466.69 FEET TO THE BEGINNING OF A CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 1950.00 FEET; THENCE, NORTHERLY 545.49 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 16°01’40”;

THENCE, NORTH 16°01’40” WEST, 311.11 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHWESTERLY AND HAVING A RADIUS OF 300.00 FEET; THENCE, NORTHWESTERLY 161.01 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 30°45’05” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 6900.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 43°13’15” WEST; THENCE, NORTHWESTERLY 1504.95 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 12°29’48” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHWESTERLY AND HAVING A RADIUS OF 3900.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 55°43’03” EAST; THENCE, NORTHWESTERLY 1031.30 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 15°09’04”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 00°08’58” EAST, 248.00 FEET; THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

NORTH 20°06’54” WEST, 467.50 FEET;

NORTH 64°53’04” EAST, 2659.00 FEET;

AND NORTH 75°47’40” EAST, 2234.34 FEET

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH

BI-CENTENNIAL (KERN COUNTY) ACQUISITION AREA

TO THE BEGINNING OF A CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 6900.00 FEET; THENCE, EASTERLY 2303.95 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 19°07’53”;

THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

SOUTH 85°04’27” EAST, 1434.72 FEET;

SOUTH 82°05’53” EAST, 3099.50 FEET;

SOUTH 78°24’53” EAST, 2436.00 FEET;

SOUTH 53°51’50” EAST, 647.00 FEET;

SOUTH 32°35’04” EAST, 1163.00 FEET;

NORTH 40°15’41” EAST, 1252.00 FEET;

NORTH 58°38’00” EAST, 374.50 FEET;

SOUTH 31°57’52” EAST, 3736.00 FEET;

SOUTH 24°21’16” EAST, 1220.50 FEET;

SOUTH 38°46’21” EAST, 1217.00 FEET;

SOUTH 25°48’46” EAST, 987.00 FEET;

SOUTH 39°39’13” EAST, 1455.50 FEET;

AND SOUTH 27°49’12” EAST, 708.20 FEET

TO THE POINT OF BEGINNING.

CONTAINING 4,360 ACRES, MORE OR LESS

PARCEL 3

BEGINNING AT THE SOUTHWESTERLY CORNER OF PARCEL NO. “TEH-1, UNIT M-2” AS DESCRIBED IN THE DEED TO THE STATE OF CALIFORNIA RECORDED FEBRUARY 20, 1970 IN BOOK 4368, PAGE 542, OFFICIAL RECORDS OF KERN COUNTY, BEING CORNER “W2-1A” LYING ON THE BOUNDARY LINE BETWEEN LOS ANGELES AND KERN COUNTIES, AS SHOWN ON COUNTY SURVEYORS MAP NO. B-731, DATED JUNE 1929 THROUGH APRIL 1937, RECORDS OF LOS ANGELES COUNTY;

THENCE, ALONG THE EASTERLY, SOUTHERLY, AND WESTERLY LINES OF PARCEL “TEH-1, UNI-J”, AS DESCRIBED IN SAID DOCUMENT, THE FOLLOWING COURSES:

NORTH 20°20’41” EAST, 1646.68 FEET;

NORTH 62°07’52” EAST, 1405.20 FEET;

SOUTH 69°56’25” EAST, 2050.01 FEET;

NORTH 87°20’48” EAST, 153.41 FEET;

AND SOUTH 12°40’01” EAST, 1574.55 FEET

TO SAID COUNTY BOUNDARY; THENCE, ALONG SAID COUNTY BOUNDARY, NORTH 89°42’55” WEST, 1507.79 FEET TO THE NORTHWEST CORNER OF SECTION 4 OF TOWNSHIP 8 NORTH, RANGE 17 WEST, SAN BERNARDINO MERIDIAN, AS SHOWN ON SAID MAP;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH

BI-CENTENNIAL (KERN COUNTY) ACQUISITION AREA

THENCE, CONTINUING ALONG SAID COUNTY BOUNDARY, NORTH 89°29’51” WEST, 2731.22 FEET TO THE POINT OF BEGINNING.

CONTAINING 158 ACRES, MORE OR LESS

BEARINGS AND DISTANCES SHOWN HEREON ARE BASED ON THE CALIFORNIA COORDINATE SYSTEM (CCS 83) ZONE V, NAD 83 (1991.35 EPOCH ADJUSTMENT).

ALL DISTANCES SHOWN ARE “GRID”. TO OBTAIN “GROUND” DISTANCES, MULTIPLY GRID DISTANCES BY THE COMBINED FACTOR 1.000224630.

ALSO AS SHOWN ON EXHIBIT “A-l” ATTACHED HERETO AND BY THIS REFERENCE MADE A PART HEREOF.

SUBJECT TO COVENANTS, CONDITIONS, RESTRICTIONS, RESERVATIONS, EASEMENTS AND RIGHTS-OF-WAY OF RECORD, IF ANY.

THIS LEGAL DESCRIPTION HAS BEEN PREPARED FOR AGREEMENT PURPOSES ONLY AND IS NOT INTENDED FOR USE IN THE CONVEYANCE, FINANCING OR LEASING OF LAND EXCEPT AS PROVIDED FOR IN THE SUBDIVISION MAP ACT OF THE STATE OF CALIFORNIA.

PREPARED BY:	PROACTIVE ENGINEERING CONSULTANTS UNDER THE DIRECTION OF:

RAY E. MANSUR, PLS 7185 REGISTRATION EXPIRES 12/31/11
December 22, 2010 J.N. 06.045.001

BEING PORTIONS OF THE RANCHO LA LIEBRE, PER BOOK 18, PAGE 278 OF PATENTS;
AND PORTIONS OF SECTIONS 2, 3, 4, 9, 10, 27, 33, AND 34 OF T 9 N, R 17 W. SBM;
IN THE UNINCORPORATED TERRITORY OF THE COUNTY OF KERN, STATE OF CALIFORNIA

T 10 N
T 9 N
R 18 W
R 17 W
RANCHO LA LIEBRE
PARCEL 1
± 6,424 AC
PARCEL 2
± 4,360 AC
PARCEL 3
± 158 AC
T 9 N COUNTY OF KERN
T 8 N COUNTY OF LOS ANGELES
# INDICATES SHEET NO.
SCALE: 1"=5,000'
PROFESSIONAL LAND SURVEYOR
RAY E. MANSUR
EXP. 12-31-11
NO. 7185
STATE OF CALIFORNIA
RAY E. MANSUR, PLS 7185
License Expires 12/31/11

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Z:\06.045.000_TEJONPRESERVE\SURVEY\DRAWINGS\AA-3_BI-CENTENNIAL_LEGAL-EX-A1-KERN.DWG	12/22/2010	J.N. 06.045.001	SHEET 1 OF 6

CURVE TABLE

NO.	RADIUS	DELTA	LENGTH
C1	2800.00'	19°13'51"	939.80'
C2	2410.00'	23°53'56"	1005.25'

LINE TABLE

NO.	BEARING	DISTANCE
L1	N46°34'34"W	429.05'
L2	N27°20'43"W	373.00'
L3	N14°17'12"W	1095.00'
L4	N11°45'02"W	803.93'
L5	N03°54'15"W	579.00'

SEE SHEET 3
N89°37'33"W 2648.24'
N89°37'35"W 2647.49'
PM 7562
2658.59' S00°09'13"E
STATION NO. 13 RANCHO LA LIEBRE
26
25
SCALE: 1"=2,000'
PARCEL 1
±6,424 AC.
S00°05'37"W 2653.60'
PM 4330
SEE SHEET 3
N35°50'00"W 82.00'
763.50' N27°47'54"W
C2
N86°06'02"E (R)
L5
L4
L3
L2
C1
L1
33
34
35
36
S00°19'15"W 5306.23'
TEH-13 OR 0205284066
TEH-14 OR 0208180001
COUNTY OF KERN
T 9 N
N89°46'09"W 3099.10'
COUNTY OF LOS ANGELES
T 8 N
TEH-15 OR 20082038400
TEH-1-K
4
3
2
1
TEH-1-L
PARCEL TEH-1, UNIT K, PER DOCUMENT RECORDED 2/20/70 AS INSTRUMENT NO. 136, OR.

PROACTIVE ENGINEERING CONSULTANTS
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EXHIBIT "A-1"

TEJON RANCH

BI-CENTENNIAL (KERN COUNTY) ACQUISITION AREA

Z:\06.045.000_TEJONPRESERVE\SURVEY\DRAWINGS\AA-3_BI-CENTENNIAL_LEGAL-EX-A1-KERN.DWG	12/22/2010	J.N. 06.045.001	SHEET 2 OF 6

SEE SHEET 4
N00°00'05"W
1594.60'
N15°56'35"W
964.50'
N00°00'06"W
990.82'
N04°23'52"E
860.30'
N27°54'00"E
1267.20'
N55°27'10"E
1225.21'
N21°00'06"W
2150.43'
N22°53'41"W
442.50'
N19°26'24"W
2780.50'
N02°55'37"E
2197.83'
L9
L8
L7
L6
N86°06'02"E (R)
S00°21'13"W
13289.86'
N89°25'48"W
36.94'
STATION NO. 16
RANCHO LA LIEBRE
POB
PARCEL 1
S00°08'07"E
5304.12'
24
DETAIL
(NO SCALE)
SEE DETAIL LEFT
SCALE: 1"=2,000'
PARCEL 1
±6,424 AC.
SE'LY LINE
RANCHO LA LIEBRE
24
STATION NO. 14
RANCHO LA LIEBRE
N89°37'33"W
2648.24'
N89°37'35"W
2647.49'
STATION NO. 15
RANCHO LA LIEBRE
S00°09'13"E
2658.59'
PM 7562
STATION NO. 13
RANCHO LA LIEBRE
26
25
27
PM 4330
SEE SHEET 2

LINE TABLE		
NO.	BEARING	DISTANCE
L6	N31°14'08"W	34.50'
L7	N41°08'00"W	761.50'
L8	N39°16'44"W	544.94'
L9	N25°48'50"W	936.72'

PROACTIVE ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
• 951•280•3300

EXHIBIT "A-1"

TEJON RANCH

BI-CENTENNIAL (KERN COUNTY) ACQUISITION AREA

Z:\06.045.000_TEJONPRESERVE\SURVEY\DRAWINGS\A4-3_BI-CENTENNIAL_LEGAL-EX-A1-KERN.DWG

12/22/2010 | J.N. 06.045.001 | SHEET 3 OF 6

T 10 N
T 9 N
L18
4
3
4
3
2
NAP
L19
9
L20
10
11
L17
L16
L15
L14
L13
L12
L11
L10
10
11
9
NW'LY LINE RANCHO LA LIEBRE
N12°05'37"E
948.39'
N22°37'21"E
862.62'
N00°00'05"W
1594.60'
PARCEL 1
±6,424 AC.
SEE SHEET 3
S00°21'13"W 13289.86'
POB
PARCEL 1
SCALE: 1"=2,000'

LINE TABLE

NO.	BEARING	DISTANCE
L10	N21°48'05"E	715.98'
L11	N30°57'49"E	890.15'
L12	N10°34'56"E	625.97'
L13	N05°22'42"E	1881.28'
L14	N23°02'22"E	946.24'
L15	N41°59'04"E	2041.81'
L16	N49°24'37"E	1529.85'
L17	N56°10'58"E	3335.40'
L18	S89°33'35"E	2616.09'
L19	S00°22'54"W	4001.73'
L20	N59°09'21"E	2963.12'

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Z:\06.045.000_TEJONPRESERVE\SURVEY\DRAWINGS\AA-3_BI-CENTENNIAL_LEGAL-EX-A1-KERN.DWG | 12/22/2010 | J.N. 06.045.001 | SHEET 4 OF 6

SEE SHEET 6
S85°04'27"E
1434.72'
S82°05'53"E
3099.50'
S78°24'53"E
2436.00'
S53°51'50"E
647.00'
N58°38'00"E
374.50'
S32°35'04"E
1163.00'
N40°15'41"E
1252.00'
S31°57'52"E
3736.00'
S24°21'16"E
1220.50'
PARCEL 2
±4,360 AC.
S38°46'21"E
1217.00'
S25°48'46"E
987.00'
S39°39'13"E
1455.50'
N89°45'36"W
460.65'
S27°49'12"E
708.20'
L25
L24
PARCEL TEH-1, UNIT J
PER DOCUMENT RECORDED
2/20/70 IN BK. 4368, PG.
542, OR.
L26
N20°11'02"W
3249.74'
S00°00'06"E
1412.97'
4873.80'
N89°45'36"W
POB
PARCEL 2
POC
PARCEL 2
L27
L28
L23
L22
L21
33
SEE SHEET 6
TEH-1-J
L43
L44
L45
TEH-13
OR 0205284066
L29
SCALE: 1"=2,000'
PARCEL 3
±158 AC.
L42
L46
TEH-14
OR 0208180001
COUNTY OF KERN
L30
L31
N89°39'06"W 9897.64'
L48
L47
COUNTY OF LOS ANGELES
POB
PARCEL 3
NW CORNER SEC 4,
T8N, R17W, SBM

LINE TABLE

NO.	BEARING	DISTANCE
L21	N80°52'48"W	1215.34'
L22	S62°08'24"W	977.49'
L23	N54°00'02"W	1241.33'
L24	N60°15'02"W	890.00'
L25	S47°04'06"W	250.00'
L26	S10°10'01"W	2489.94'
L27	S79°47'26"E	339.98'
L28	S47°54'42"E	2051.52'
L29	S07°21'14"W	1738.35'
L30	S25°27'23"W	935.58'
L31	S57°06'11"W	303.60'

LINE TABLE CONTINUED

NO.	BEARING	DISTANCE
L42	N20°20'41"E	1646.68'
L43	N62°07'52"E	1405.20'
L44	S69°56'25"E	2050.01'
L45	N87°20'48"E	153.41'
L46	S12°40'01"E	1574.55'
L47	N89°42'55"W	1507.79'
L48	N89°29'51"W	2731.22'

PROACTIVE ENGINEERING CONSULTANTS
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EXHIBIT "A-1"

TEJON RANCH

BI-CENTENNIAL (KERN COUNTY) ACQUISITION AREA

Z:\06.045.000_TEJONPRESERVE\SURVEY\DRAWINGS\AA-3_BI-CENTENNIAL_LEGAL-EX-A1-KERN.DWG

12/22/2010	J.N. 06.045.001	SHEET 5 OF 6

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C3	1250.00'	14°36'27"	318.69'
C4	850.00'	22°14'10"	329.88'
C5	875.00'	32°59'18"	503.79'
C6	2300.00'	26°22'54"	1059.03'
C7	1950.00'	16°01'40"	545.49'
C8	300.00'	30°45'05"	161.01'
C9	6900.00'	12°29'48"	1504.95'
C10	3900.00'	15°09'04"	1031.30'

LINE TABLE		
NO.	BEARING	DISTANCE
L32	N89°35'15"W	965.00'
L33	N44°59'41"E	302.00'
L34	N34°12'43"W	562.50'
L35	N38°32'31"E	97.00'
L36	NORTH	916.50'
L37	NORTH	1531.00'
L38	NORTH	466.69'
L39	N16°01'40"W	311.11'
L40	N00°08'58"E	248.00'
L41	N20°06'54"W	467.50'

R=6900.00'
Δ=19°07'53"
L=2303.95'
N75°47'40"E
2234.34'
N64°53'04"E
2659.00'
L41
L40
C10
N40°33'59"E (R)
N55°43'03"E (PRC)
S43°13'15"W (PRC)
C9
C8
L39
C7
L38
C6
S39°21'53"E (R)
N72°21'11"W (PRC)
C5
L37
C3
C4
L36
L35
L34
L33
L32
N25°40'54"W (R)
S11°04'27"E (PRC)
RS 14/179
N01°38'17"E
2639.36'
COUNTY OF KERN
COUNTY OF LOS ANGELES
N89°39'06"W
9897.64'
PARCEL 2
±4,360 AC.
SEE SHEET 5
N
SCALE: 1"=2,000'
DEPT. OF WATER RESOURCES
TUNNEL EASEMENT FOR UNIT E-1
PER DOCUMENT RECORDED 2/20/70
IN BK. 4368, PG. 542 OR.
PARCEL TEH-1, UNIT J
PER DOCUMENT RECORDED
2/20/70 IN BK. 4368, PG.
542, OR.
E'LY LINE PARCEL 1 AS
DESCRIBED IN THE AMENDED
EASEMENT DEED RECORDED
11/13/87 IN BK. 6066, PG.
2186, OR.

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EXHIBIT "A-1"

TEJON RANCH

BI-CENTENNIAL (KERN COUNTY) ACQUISITION AREA

Z:\06.045.000_TEJONPRESERVE\SURVEY\DRAWINGS\AA-3_BI-CENTENNIAL_LEGAL-EX-A1-KERN.DWG

12/22/2010	J.N. 06.045.001	SHEET 6 OF 6

EXHIBIT A-2

Legal Description of Easement Property (Los Angeles)

[attached]

Exhibit A-2

EXHIBIT “A-2”

(LEGAL DESCRIPTION)

TEJON RANCH

BI-CENTENNIAL (LA COUNTY) ACQUISITION AREA

THAT PORTION OF FRACTIONAL SECTION 3 OF TOWNSHIP 8 NORTH, RANGE 17 WEST, SAN BERNARDINO MERIDIAN, IN THE UNINCORPORATED TERRITORY OF THE COUNTY OF LOS ANGELES, STATE OF CALIFORNIA, ACCORDING TO THE OFFICIAL PLAT OF SAID LAND ON FILE WITH THE BUREAU OF LAND MANAGEMENT, DESCRIBED AS FOLLOWS:

BEGINNING AT THE NORTHEAST CORNER OF SAID SECTION 3, SAID CORNER BEING ON THE BOUNDARY LINE BETWEEN LOS ANGELES AND KERN COUNTIES, AS SHOWN ON COUNTY SURVEYORS MAP NO. B-731, DATED JUNE 1929 THROUGH APRIL 1937, RECORDS OF LOS ANGELES COUNTY;

THENCE, ALONG THE EASTERLY LINE OF SAID SECTION 3, SOUTH 00°13’22” WEST, 2192.91 FEET;

THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

NORTH 46°26’36” WEST, 453.40 FEET;

NORTH 55°31’36” WEST, 478.00 FEET;

NORTH 51°13’08” WEST, 475.50 FEET;

NORTH 58°32’55” WEST, 1510.00 FEET;

NORTH 53°03’51” WEST, 864.00 FEET;

AND NORTH 46°34’34” WEST, 25.45 FEET

TO A POINT ON THE NORTHERLY LINE OF SAID SECTION 3 AND SAID COUNTY BOUNDARY, SAID POINT BEING DISTANT NORTH 89°46W’ WEST, 3099.10 FEET FROM SAID NORTHEAST CORNER OF SECTION 3;

THENCE, ALONG THE NORTHERLY LINE OF SAID SECTION 3 AND SAID COUNTY BOUNDARY, SOUTH 89°46’09” EAST, 3099.10 FEET TO THE POINT OF BEGINNING.

CONTAINING 76 ACRES, MORE OR LESS

BEARINGS AND DISTANCES SHOWN HEREON ARE BASED ON THE CALIFORNIA COORDINATE SYSTEM (CCS 83) ZONE V, NAD 83 (1991.35 EPOCH ADJUSTMENT).

ALL DISTANCES SHOWN ARE “GRID”. TO OBTAIN “GROUND” DISTANCES, MULTIPLY GRID DISTANCES BY THE COMBINED FACTOR 1.000224630.

EXHIBIT “A-2”

(LEGAL DESCRIPTION)

TEJON RANCH

BI-CENTENNIAL (LA COUNTY) ACQUISITION AREA

ALSO AS SHOWN ON EXHIBIT “A-3” ATTACHED HERETO AND BY THIS REFERENCE MADE A PART HEREOF.

SUBJECT TO COVENANTS, CONDITIONS, RESTRICTIONS, RESERVATIONS, EASEMENTS AND RIGHTS-OF-WAY OF RECORD, IF ANY.

THIS LEGAL DESCRIPTION HAS BEEN PREPARED FOR AGREEMENT PURPOSES ONLY AND IS NOT INTENDED FOR USE IN THE CONVEYANCE, FINANCING OR LEASING OF LAND EXCEPT AS PROVIDED FOR IN THE SUBDIVISION MAP ACT OF THE STATE OF CALIFORNIA.

PREPARED BY:	PROACTIVE ENGINEERING CONSULTANTS UNDER THE DIRECTION OF:

RAY E. MANSUR, PLS 7185 REGISTRATION EXPIRES 12/31/11
December 22, 2010 J.N. 06.045.001

BEING A PORTION OF FRACTIONAL SECTION 3 OF T 8 N, R 17 W, SBM, IN THE UNINCORPORATED TERRITORY OF THE COUNTY OF LOS ANGELES, STATE OF CALIFORNIA

LINE TABLE		
NO.	BEARING	DISTANCE
L1	S00°13'22"W	2192.91'
L2	N46°26'36"W	453.40'
L3	N55°31'36"W	478.00'
L4	N51°13'08"W	475.50'
L5	N58°32'55"W	1510.00'
L6	N53°03'51"W	864.00'
L7	N46°34'34"W	25.45'

33
34
35
36
BI-CENTENNIAL
±76 AC.
TEH-14
OR 0208180001
S89°46'09"E
3099.10'
POB
COUNTY OF KERN
COUNTY OF LOS ANGELES
TEH-15
OR 20082038400
TEH-1-K
L1
L2
L3
L4
L5
L6
L7
4
3
2
1
TEH-1-L
PARCEL TEH-1, UNIT K,
PER DOCUMENT RECORDED 2/20/70
AS INSTRUMENT NO. 136, OR.

PROFESSIONAL LAND SURVEYOR
RAY E. MANSUR
EXP. 12-31-11
NO. 7185
STATE OF CALIFORNIA

RAY E. MANSUR, PLS 7185
License Expires 12/31/11

SCALE: 1"=2,000'

PROACTIVE ENGINEERING CONSULTANTS
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EXHIBIT "A-3"
TEJON RANCH
BI-CENTENNIAL (LA COUNTY) ACQUISITION AREA

Z:\06.045.000_TEJONPRESERVE\SURVEY\DRAWINGS\AA-3_BI-CENTENNIAL_LEGAL-EX-A1-LA.DWG

12/22/2010	J.N. 06.045.001	SHEET 1 OF 1

EXHIBIT B

Depiction of Easement Property

[attached]

Exhibit B

LEGEND
Acquisition Area
Bi-Centennial
Approx. 11,000 Acres
Kern County
Los Angeles County
Key Map
0
0.5
1
2
Miles

Depiction of Acquisition Area
Bi-Centennial

EXHIBIT B

EXHIBIT C

Depiction of Tejon Ranch and Conserved Lands

[attached]

Exhibit C

58
223
99
5
Kern County
Los Angeles County
Kern County
Ventura County
138
5
Acquisition Area
Dedicated Conservation Easement Area

Depiction of Tejon Ranch & Conserved Lands

EXHIBIT C

EXHIBIT D

Depiction of Designated Areas

[attached]

Exhibit D

LEGEND
Designated Water Bank Area - Approx. 820 Acres
Designated Mining Area - Approx. 200 Acres
Acquisition Area
Bi-Centennial
Approx. 11,000 Acres
Kern County
Los Angeles County
Key Map
N
0
0.5
1
2
Miles

Depiction of Designated Areas

EXHIBIT D

EXHIBIT E

Depiction of Development Areas

[attached]

Exhibit E

58
Bakersfield National Cemetery
Approx. 500 Acres
58
223
LEGEND
Development Areas
99
5
Tejon Industrial Complex
Approx. 1,400 Acres
Grapevine
Approx. 15,700 Acres
TRC Headquarters
Approx. 425 Acres
Tejon Mountain Village
Approx. 28,300 Acres
Kern County
Los Angeles County
Kern County
Ventura County
138
Centennial
Approx. 12,400 Acres
5

N
0 0.5 1 2 3 4 5
Miles

Depiction of Development Areas

EXHIBIT E

EXHIBIT F

Depiction of Disturbance Areas

[attached]

Exhibit F

LEGEND
Disturbance Areas
Acquisition Area
Bi-Centennial
Approx. 11,000 Acres
See
Exhibit F-1
Kern County
Los Angeles County
Key Map
0
0.5
1
2
Miles

Depiction of Disturbance Areas

EXHIBIT F

LEGEND
Current Disturbance
Disturbance Areas
Not a Part
Kern County
Los Angeles County
Key Map
N
0
500
1,000
Feet
2,000

Disturbance Area G

EXHIBIT F-1

EXHIBIT G

Access Procedure Agreement

This Exhibit G sets forth the procedures for Grantee’s entry on and access to the Easement Property to (a) conduct monitoring inspections and tests and other non-invasive activities as may be reasonably appropriate for the purpose of evaluating and monitoring the Conservation Values of the Easement Property, (b) monitor Grantor’s compliance with the terms of this Conservation Easement, and (c) conduct field inspections and engage in other non-invasive activities in connection with planning for and preparation of the RWMP and the Public Access Plan (collectively, “Routine Monitoring Activities”). Routine Monitoring Activities do not include (i) any overnight entry or access not specifically provided for in the RWMP, (ii) any entry or access by third parties, including, but not limited to, the Third Party Beneficiary, WCB, and contractors and non-employee agents of Grantee, the Third Party Beneficiary or WCB, (iii) any activity defined as a “Conservation Activity” in Section 7(b) of the Conservation Easement, or (iv) any entry or access to the Easement Property by Grantee for a purpose not described in the preceding sentence.

1. Access Procedure.

(a) All entry on and access to the Easement Property pursuant to this Exhibit G shall (A) be at reasonable times (except in cases where Grantee reasonably determines that immediate entry on the Easement Property is required in accordance with Section 7(a)(1) of the Conservation Easement), (B) be in accordance with Grantor’s then-current, reasonable requirements for entry on the Easement Property, and (C) not unreasonably interfere with Grantor’s authorized use and quiet enjoyment of the Easement Property. In addition, any invasive testing to be performed as part of a Routine Monitoring Activity shall be conducted in accordance with Grantor’s then-current, reasonable invasive testing requirements and procedures. Grantor shall have the right to have one (1) or more representatives accompany Grantee during any entry on and period of access to the Easement Property.

(b) If Grantee desires to enter on and access the Easement Property for a Routine Monitoring Activity, then Grantee shall provide Grantor with an Access Notice at least forty-eight (48) hours prior to the date Grantee desires to enter on the Easement Property. For all access proposed pursuant to this Exhibit G, Grantee shall prominently indicate on the Access Notice that the access is for a Routine Monitoring Activity and requires prompt consideration by Grantor. In addition, Grantor may, from time to time, specify a particular address or other method of delivery, in addition to the notice addresses set forth in Section 18 of the Conservation Easement, to which Grantee shall deliver all Access Notices sent pursuant to this Exhibit G. If, in Grantor’s reasonable determination, any activity described in the Access Notice does not constitute a Routine Monitoring Activity or there are operational, safety or other reasonable impediments to the entry and access proposed by Grantee, then Grantor may respond, either verbally or in writing, to Grantee within such forty-eight (48) hour period to identify such concerns or impediments in reasonable detail, and the Parties shall cooperate with one another to address Grantor’s concerns about the proposed activities and to develop a reasonable schedule and manner of entry on and access to the Easement Property that reasonably addresses the impediments identified by Grantor.

Exhibit G, Page 1

2. Meet-and-Confer. In order to help facilitate the Parties’ scheduling processes, at the request of either Party, the Parties shall meet and confer approximately once per quarter or more frequently as needed (on such date and at such time and venue mutually acceptable to the Parties) regarding Grantee’s proposed schedule of Routine Monitoring Activities for the upcoming quarter so that Grantor may attempt to identify potential impediments prior to Grantee’s delivery of an Access Notice (each such meeting, a “Quarterly Meeting”). The Parties may elect to conduct such Quarterly Meeting by telephone or online audio-visual conferencing software.

3. Conservation Easement. Any entry on and access to the Easement Property not otherwise defined as a Routine Monitoring Activity shall be subject to the access provisions of the Conservation Easement, including, but not limited to, Section 7 therein.

Exhibit G, Page 2

EXHIBIT H

List of Assessor’s Parcel Numbers

255-010-04	255-040-01	255-050-25 (pin)

255-010-06	255-040-02	255-050-27

255-010-10	255-040-08	255-060-01

255-010-13	255-040-09	255-060-02

255-010-14	255-050-01	255-060-11 (pin)

255-010-21	255-050-02	255-060-79 (pin)

255-010-28 (pin)	255-050-04	255-090-14 (pin)

255-020-14 (pin)	255-050-05 (pin)	255-110-10

255-020-15 (pin)	255-050-08	255-110-18 (pin)

255-020-16 (pin)	255-050-09	255-630-03 (pin)

255-030-05 (pin)	255-050-10	3275-001-003 (pin)

255-030-06 (pin)	255-050-12

255-030-10 (pin)	255-050-13

255-030-11 (pin)	255-050-21

255-030-12 (pin)	255-050-22

Exhibit H

Recording Requested By First American Title NHS
3071133
Recording requested by and when recorded mail to:
Gibson, Dunn & Crutcher LLP 333 South Grand Avenue, 49th Floor Los Angeles, CA 90071-3197 Attn: Thomas J.P. McHenry, Esq.

APNs: Listed on the attached Exhibit H
Space above this line reserved for Recorder’s use

Documentary Transfer Tax not shown pursuant to Section 11932 of the Revenue and Taxation Code, as amended.

DEED OF CONSERVATION EASEMENT

AND AGREEMENT CONCERNING EASEMENT RIGHTS

(TRI-CENTENNIAL)

THIS DEED OF CONSERVATION EASEMENT AND AGREEMENT CONCERNING EASEMENT RIGHTS (this “Conservation Easement”) is made this 28th day of February, 2011 (the “Agreement Date”), by TEJON RANCHCORP, a California corporation (“Grantor”), in favor of the TEJON RANCH CONSERVANCY, a California nonprofit public benefit corporation (“Grantee”). Grantor and Grantee are sometimes referred to in this Conservation Easement collectively as the “Parties” and individually as a “Party.”

RECITALS

A. Grantor is the sole owner in fee simple of certain real property containing approximately 7,183 acres, located in the County of Kern, State of California, as more particularly described in Exhibit A attached hereto, and depicted for illustrative purposes only on the map attached hereto as Exhibit B (the “Easement Property”).

B. The Easement Property is part of a larger property commonly known as “Tejon Ranch,” which comprises approximately 270,000 acres located in Los Angeles and Kern Counties and is depicted for illustrative purposes only on the map attached hereto as Exhibit C (“Tejon Ranch”). Tejon Ranch was, as of the effective date of the Ranch Agreement (defined below), owned in whole by Grantor. Historic ranch uses, dating back to 1843, have largely sustained a natural landscape on Tejon Ranch. Grantor has agreed to convey conservation easements over various portions of Tejon Ranch, including, but not limited to, the Easement Property, in accordance with the terms and conditions of that certain Tejon Ranch Conservation and Land Use Agreement, dated June 17, 2008 (as the same may be amended from time to time, the “Ranch Agreement”), by and among Natural Resources Defense Council, Inc., a New York nonprofit corporation; National Audubon Society, Inc., a New York nonprofit corporation, doing business in California as Audubon California; Planning and Conservation League, a California

nonprofit public benefit corporation; Sierra Club, a California nonprofit public benefit corporation; and Endangered Habitats League, Inc., a California nonprofit public benefit corporation (each, a “Resource Organization” and collectively, the “Resource Organizations”); Grantor; Grantee; and Tejon Ranch Co., a Delaware corporation. On April 8, 2009, a Memorandum of the Ranch Agreement was recorded in the Official Records of Kern County as Instrument No. 0209049434, and on April 29, 2009, a Memorandum of the Ranch Agreement was recorded in the Official Records of Los Angeles County as Instrument No. 20090626840. The objective of the Ranch Agreement is to maintain the bulk of Tejon Ranch in its unaltered condition and, as appropriate, to enhance and restore natural resource values. The portions of Tejon Ranch over which Grantor has conveyed or may convey conservation easements pursuant to the Ranch Agreement (excluding any Unpurchased Acquisition Areas) are collectively referred to in this Conservation Easement as the “Conserved Lands.” The Conserved Lands are depicted for illustrative purposes only on the map attached hereto as Exhibit C.

C. The Conserved Lands will be managed pursuant to a Ranch-Wide Management Plan or RWMP (as defined in Section 1(ffff)) that will be developed by Grantor and Grantee and adopted by Grantee in accordance with Section 3 of the Ranch Agreement. Effective September 18, 2009, Grantee adopted the Interim RWMP in accordance with Section 3.2 of the Ranch Agreement (the “Interim RWMP”), which will be in effect until the initial RWMP is adopted in accordance with Section 3.3 of the Ranch Agreement.

D. The Easement Property possesses significant natural resource and conservation values that are of great importance to Grantor, Grantee and the people of the State of California. The natural resource and conservation values include all of the following (collectively referred to in this Conservation Easement as the “Conservation Values”):

1. The Easement Property contains open space land important to maintaining various natural communities, including, but not limited to desert scrub, Mohave desert grassland supporting outstanding native grasses and forbs, riparian habitats, springs and seeps, juniper woodland and mixed Joshua tree forest.

2. The natural communities and habitats on the Easement Property are largely devoid of significant human alterations, and thus support intact ecosystem processes on which the communities and species on the Easement Property are dependent.

3. The Easement Property supports all or part of numerous intact watersheds, including, but not limited to Canyon del Gato Montes, Antelope Canyon, and numerous small un-named canyons. The watersheds on the Easement Property support natural watershed functions and high quality aquatic, wetland, and riparian habitats.

4. The Easement Property provides significant regional landscape connectivity functions, and its protection will ensure that these functions will be maintained and this area and its existing features will be available for its natural habitat values.

5. The Easement Property supports diverse flora and fauna dependent on its high quality natural communities, functional watersheds, intact ecosystem processes, and landscape connectivity. Species of note include pronghorn, Tehachapi pocket mouse, burrowing owl, coast homed lizard, and desert night lizard. Protection of the Easement Property also helps support numerous other species dependent on its habitats, food resources, and water supplies.

6. The Easement Property contains scenic Joshua tree forest, desert canyons, expansive grasslands, and unbroken ridgeline views and the protection of the Easement Property will provide a significant public benefit by preserving open space against development pressure and will protect scenic qualities unique to the area.

7. The Easement Property contains important cultural and historic resources (such as bedrock mortars), and the protection of the Easement Property will provide a significant public benefit by ensuring the preservation of these resources.

E. Grantor intends that the Conservation Values of the Easement Property be preserved, maintained and protected, and, consistent with the terms of this Conservation Easement, restored and enhanced, in perpetuity, subject to the terms and conditions of this Conservation Easement. To accomplish the Conservation Purpose (as defined in Section 2(a)), Grantor desires to convey to Grantee and Grantee desires to obtain from Grantor a conservation easement that restricts certain uses of the Easement Property and grants certain rights to Grantee in order to preserve, maintain, protect, identify, monitor, restore and enhance in perpetuity the Conservation Values, the terms of which are set out in more detail below.

F. The protection of the Conservation Values by this Conservation Easement serves important state and local policies and provides significant public benefit to the people of the State of California. In addition, the grant of this Conservation Easement will further the conservation policies set forth in the following:

Section 815 of the California Civil Code, in which the California Legislature has declared: (1) that “the preservation of land in its natural, scenic, agricultural, historical, forested, or open-space condition is among the most important environmental assets of California”; and (2) that it is “in the public interest of this state to encourage the voluntary conveyance of conservation easements to qualified nonprofit organizations”;

The California Wildlife Conservation Law of 1947 (codified in Chapter 4 of Division 2 of the California Fish and Game Code, commencing with Section 1300); and

The Safe Drinking Water, Water Quality and Supply, Flood Control, River and Coastal Protection Bond Act of 2006 (Proposition 84, Public Resources Code Section 75055), which recognizes the value and public benefit of, and provides funding for the acquisition, development, rehabilitation, restoration, and protection of wildlife habitat that promotes the recovery of threatened and endangered species; provides corridors linking separate habitat areas to prevent habitat fragmentation; protects significant natural landscapes and ecosystems such as mixed conifer forests, oak woodlands, riparian and wetland areas; and implements the recommendations of the California Comprehensive Wildlife Strategy, as submitted in October 2005 to the United States Fish and Wildlife Service.

G. Grantee has entered into California Wildlife Conservation Board Grant Agreement No. WC-1044JW (the “WCB Grant Agreement”), a copy of which has been provided to Grantor, pursuant to which the California Wildlife Conservation Board (“WCB”) provided funding for the acquisition of this Conservation Easement. A notice of the WCB Grant Agreement is being recorded in Kern County concurrently herewith. Among other conditions, the WCB Grant Agreement requires that representatives of WCB have the right to enter upon the Easement Property once every year to assess compliance with the WCB Grant Agreement, which access is provided for in this Conservation Easement. Pursuant to the WCB Grant Agreement, if Grantee violates any essential terms or conditions of the WCB Grant Agreement, then WCB may require Grantee to convey its interest in this Conservation Easement to the State of California, acting by and through WCB, or another qualified entity.

H. Grantee is a nonprofit public benefit corporation incorporated under the laws of the State of California as a tax-exempt corporation described in Section 815.3 of the California Civil Code, qualified under Section 501(c)(3) of the Internal Revenue Code and the regulations promulgated thereunder, and organized to preserve, enhance and restore the native biodiversity and ecosystem values of Tejon Ranch and the Tehachapi Range by engaging in charitable and educational activities within the meaning of Section 501(c)(3) of the Internal Revenue Code that further the preservation, protection, or enhancement of land in its natural, scenic, historical, agricultural, forested, or open-space condition or use.

GRANT OF EASEMENT AND AGREEMENT

In consideration of the recitals set forth above and in consideration of the mutual covenants, terms, conditions, and restrictions contained in this document and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and pursuant to California law, including Civil Code Section 815 et seq., Grantor hereby voluntarily grants and conveys to Grantee, and to Grantee’s successors and assigns, and Grantee hereby accepts, a conservation easement in perpetuity in, on, over, and across the Easement Property, subject to the following covenants, terms, conditions and restrictions:

1. Definitions. As used in this Conservation Easement, the following terms shall have the meanings set forth below.

(a) “Access Notice” means a written notice delivered to Grantor by a Requesting Party in accordance with Section 7(a)(1), which notice shall include (i) a detailed description of the purpose for entry on the Easement Property, (ii) the specific areas of the Easement Property to be accessed, (iii) the proposed date(s) of entry on and duration of access to the Easement Property, and (iv) the number of persons who would enter on and access the Easement Property.

(b) “Activity Notice” means a written notice delivered to Grantor by Grantee in accordance with Section 7(c), which notice shall include (i) the proposed Conservation Activity, (ii) a detailed description of the nature, scope, location and purpose of the proposed Conservation Activity (including any proposed building, structure or improvement permitted by Section 7(d) and proposed by Grantee in connection with such Conservation Activity), (iii) a schedule of the work or activities to be performed or conducted on the Easement Property, and (iv) a list of the names of any contractors or other parties and persons who would perform the Conservation Activity.

(c) “Additional Area” has the meaning set forth in Section 6(b)(2)(R).

(d) “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, another Person. For purposes of this definition, control means the ability to direct or cause the direction of the management and policies of another Person, including, but not limited to, by contract, by ownership of its voting securities or membership interests, by having the right to designate or elect members of its governing body, or otherwise. For purposes of this Conservation Easement, a Person is “Affiliated” with another Person if any one or more officers, directors, employees, partners, members or shareholders of either such Person control the other Person.

(e) “Agreement Date” has the meaning set forth in the Preamble.

(f) “Allowed Diversion Facilities” means:

(i) diversion facilities on the Easement Property that exist as of the date of the Ranch Agreement;

(ii) new or modified diversion facilities used for surface water diversions on the Easement Property authorized pursuant to Approved Water Rights Permits;

(iii) new or modified water collection and distribution equipment that is used solely for the purpose of watering Livestock or wildlife within the Easement Property (e.g., pipelines, troughs and stock ponds); and

(iv) other new or modified diversion facilities, provided that (A) the total amounts of surface water diversions that can be made by the facilities being added or modified will not be greater than the amounts that can be made by those diversion facilities being modified or replaced, (B) Grantor will use BMPs in the location, design and construction of such facilities as reasonably determined by Grantee; and (C) either (1) the water diverted through such new or modified diversion facilities will be applied only to beneficial uses within the boundaries of Tejon Ranch, or (2) Grantee determines that the use of the diverted water outside the boundaries of Tejon Ranch will not Significantly Impair Conservation Values as compared to the Conservation Values that exist as of the date of the Ranch Agreement, which determination shall not be unreasonably withheld.

(g) “Applicable Laws” means any one or more present and future laws, ordinances, rules, regulations, permits, authorizations, orders and requirements, to the extent applicable to the Parties or to the Easement Property or any portion thereof, whether or not in the present contemplation of the Parties, including, but not limited to, all consents, authorizations or approvals (including Project Approvals) obtained from, and all statutes, rules and regulations of, and all building, zoning and other laws of, any Resource Agency and all other federal, state, regional, county and municipal governments, the departments, bureaus, agencies or commissions thereof, authorities, boards of officers, any national or local board of fire underwriters, or any other body or bodies exercising similar functions, having or acquiring jurisdiction of, or which may affect or be applicable to, the Easement Property or any part thereof, including, but not limited to, any subsurface area, the use thereof and of the buildings and improvements thereon.

(h) “Approved Water Rights Permits” means (i) water right Permits 21178, 21179, 21180, 21181, 21182, 21183,21184, 21189, 21190, 21191, and 21192 issued by the State Water Resources Control Board and California Department of Fish and Game Agreement Nos. 2006-0157-R4 and 2006-0184-R4, as such permits and agreements exist as of the date of the Ranch Agreement, and (ii) any amendment or revision to, or replacement of, any of these permits or agreements that does not increase the amount of surface water that may be diverted under these permits and agreements as they exist as of the date of the Ranch Agreement.

(i) “Best Management Practices” or “BMPs” means practices and procedures established in the RWMP that apply to the exercise of the Reserved Rights, other than the Core Activities (except as specifically noted in Section 6(b)(1)(E)), on the Conserved Lands and are (i) based on the best available scientific information, (ii) feasible, both economically and technologically, (iii) reasonable and practicable methods to reduce or minimize adverse impacts to natural resources and conservation values resulting from those activities that are subject to BMPs, (iv) consistent with the applicable Management Standard, and (v) with respect to the Initial Stewardship Standard and the Long-Term Stewardship Standard, reasonably necessary to achieve such Management Standard.

(j) “Bi-Centennial Conservation Easement” means that certain Deed of Conservation Easement and Agreement Concerning Easement Rights (Bi-Centennial) by and between Grantor and Grantee, dated as of February 28, 2011, and recorded in the Official Records of Kern County on 03-01-2011 as Instrument No. 211026782 and in the Official Records of Los Angeles County on 03-01-2011 as Instrument No. 20110314859.

(k) “California State Parks” has the meaning set forth in Section 14(e)(1).

(l) “CEQA” means the California Environmental Quality Act (California Public Resources Code Section 21000 et seq.) and the guidelines thereunder (14 California Code of Regulations Section 15000 et seq.).

(m) “CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. Section 9601 et seq.).

(n) “Claims” means any and all liabilities, penalties, costs, losses, damages, expenses (including, but not limited to, reasonable attorneys’ fees and experts’ fees), causes of action, claims, demands, orders, liens or judgments.

(o) “Communications Infrastructure” means telecommunications lines and associated facilities, and other similar improvements for communications.

(p) “Conservation Activity” has the meaning set forth in Section 7(b).

(q) “Conservation Easement” has the meaning set forth in the Preamble.

(r) “Conservation Purpose” has the meaning set forth in Section 2(a).

(s) “Conservation Values” has the meaning set forth in Recital D.

(t) “Conserved Lands” has the meaning set forth in Recital B.

(u) “Consulting Expert” means a duly qualified expert in the subject matter of an alleged violation of this Conservation Easement, who is agreed upon by the Parties.

(v) “Contract Violation” means an Existing Contract Violation, a New Contract Violation, or any violation of any provision of this Conservation Easement that includes an obligation of Grantor to cause a third party to comply with any requirement of this Conservation Easement.

(w) “Core Activities” has the meaning set forth in Section 6(b)(1).

(x) “Defaulting Party” has the meaning set forth in Section 9(a).

(y) “Designated Area” means any of the lands that are designated on Exhibit D of the Bi-Centennial Conservation Easement as the Designated Mining Area or the Designated Water Bank Area.

(z) “Designated Area Standards” has the meaning set forth in Section 1(z) of the Bi-Centennial Conservation Easement.

(aa) [Intentionally Omitted]

(bb) “Designated Mining Area” means the land designated on Exhibit D of the Bi-Centennial Conservation Easement as the Designated Mining Area.

(cc) “Designated Water Bank Area” means the land designated on Exhibit D of the Bi-Centennial Conservation Easement as the Designated Water Bank Area.

(dd) “Development Areas” means the following area(s) generally depicted on Exhibit E: (i) Bakersfield National Cemetery; (ii) Centennial; (iii) Grapevine; (iv) Tejon Industrial Complex; (v) Tejon Mountain Village; and (vi) TRC Headquarters.

(ee) “Disputed Terms” has the meaning set forth in Section 24(d).

(ff) [Intentionally Omitted]

(gg) “Easement Property” has the meaning set forth in Recital A.

(hh) “Environmental Laws” includes, but is not limited to, CERCLA, RCRA, HTA, HCL, HSA, and any other federal, state, local or administrative agency statute, ordinance, rule, regulation, order or requirement relating to pollution, protection of human health or safety, the environment or Hazardous Materials.

(ii) “Excluded Transfer” means any one of the following types of transfer of the fee interest in the Easement Property or any part thereof:

(1) Any transfer to a Related Party;

(2) Any transfer in the nature of foreclosure or deed in lieu of foreclosure of a deed of trust or mortgage encumbering the Easement Property;

(3) Any transfer to a public entity or to a nonprofit entity of the type described in Section 815.3 of the California Civil Code; or

(4) Any transfer that is exempt from a “Change of Ownership” reassessment under California Revenue and Taxation Code Section 60 and implementing regulations.

(jj) “Existing Condition” means a biological or physical condition in a Mitigation Area that actually exists at the time of a Mitigation Area Approval; provided, however, an Existing Condition does not include the potential for future changes to the biological or physical condition of a Mitigation Area that could result, but have not actually occurred, from implementation of BMPs or other provisions of the RWMP.

(kk) “Existing Contract” means a contract that permits the use by a third party, or requires the use by Grantor, of the Easement Property, or a portion thereof (including, but not limited to, a lease or an easement) entered into prior to the date of the Ranch Agreement, including any Required Extension.

(ll) “Existing Contract Violation” means a violation of the terms of an Existing Contract after the Agreement Date, by a party to the Existing Contract other than Grantor, that will Significantly Impair the Conservation Values and that, if performed by Grantor, would constitute a violation of the terms of this Conservation Easement.

(mm) “Existing Easement” means an Existing Contract that is an easement.

(nn) [Intentionally Omitted]

(oo) “Finally Granted” means, with respect to any Project Approval, that such Project Approval has been given (and, if applicable, any necessary ordinance, resolution or similar legislative action granting or ratifying the giving of such approval has been adopted) and all applicable appeal periods for the filing of any administrative appeal, and statutes of limitation for the filing of any judicial challenge of such approval shall have expired and no such appeal or challenge shall have been filed, or if any administrative appeal or judicial challenge is filed, such approval shall either (i) have been upheld without modification, imposition of conditions or other change by a final decision in the final such appeal or challenge that is timely filed, or (ii) upheld with modification, imposition of conditions or other change by a final decision that is subsequently relied upon to proceed with development authorized by the Project Approval as finally issued. The statute of limitations for the filing of any judicial challenge shall be deemed to be (A) one hundred eighty (180) days as to any Initial Entitlement, and (B) one (1) year as to any other Project Approval, except that Owner Designee may, in its sole discretion, by notice to Grantee, waive the requirement that the statute of limitations for the filing of any judicial challenge shall have expired, and designate any Project Approval that has been given as having been Finally Granted.

(pp) “Governmental Agency” and “Governmental Agencies” means any public or quasi-public agency, board, body, bureau, commission, department, office or other authority created or authorized by any federal, state, regional or local statute, ordinance, government or governmental body, including Resource Agencies, cities, counties, and other political subdivisions.

(qq) “Grantee” has the meaning set forth in the Preamble and in Section 25(n).

(rr) “Grantee Indemnified Parties” means, collectively, Grantee and its directors, officers, employees, agents, contractors, and representatives and the heirs, representatives, successors and assigns of each of them.

(ss) “Grantor” has the meaning set forth in the Preamble and in Section 25(n).

(tt) “Grantor Indemnified Parties” means, collectively, Grantor and its directors, officers, employees, agents, contractors, and representatives and the heirs, representatives, successors and assigns of each of them.

(uu) “Hazardous Materials” includes, but is not limited to, (i) material that is flammable, explosive or radioactive; (ii) petroleum products, including by-products and fractions thereof; and (iii) hazardous materials, hazardous wastes, hazardous or toxic substances, or related materials defined in CERCLA, RCRA, HTA, HSA, HCL, and in the regulations adopted and publications promulgated pursuant to them, or any other applicable Environmental Laws now in effect or enacted after the Agreement Date.

(vv) “HCL” means the Hazardous Waste Control Law (California Health & Safety Code Section 25100 et seq.).

(ww) “HSA” means the Carpenter-Presley-Tanner Hazardous Substance Account Act (California Health & Safety Code Section 25300 et seq.).

(xx) “HTA” means the Hazardous Materials Transportation Act (49 U.S.C. Section 5101 et seq.).

(yy) “Incidental Ranch Facilities” means all facilities not otherwise described in Section 6(b) that are incident to a Reserved Right, including, but not limited to, squeezes, loading chutes, holding and feeding fields, corrals, barns, shop and storage buildings, sewage disposal facilities and systems, water distribution and irrigation facilities, Livestock and wildlife watering facilities (including impoundments and related water distribution facilities) and Infrastructure.

(zz) “Infrastructure” means streets, roads and bridges; transit and transportation facilities; water supply lines and water resource systems; storm drains and sewers; wastewater lines and wastewater management systems; power transmission lines and other associated facilities; oil and gas pipelines and associated facilities; Communications Infrastructure; and other similar improvements, utilities and facilities, but excluding power generation facilities.

(aaa) “Initial Entitlements” means county approval of a specific plan (or comparable plan) following certification of environmental review pursuant to CEQA.

(bbb) “Initial Period” means the period commencing on the Agreement Date and continuing until June 17, 2013.

(ccc) “Initial Stewardship Standard” is the Management Standard that applies during the Initial Period (except where a Designated Area Standard applies), the purpose of which is to preserve the Conservation Values existing as of the Effective Date of the Ranch Agreement. The Interim RWMP sets forth BMPs established consistent with the Initial Stewardship Standard.

(ddd) “Interim RWMP” has the meaning set forth in Recital C.

(eee) “Livestock” means animals typically kept on a farm or ranch, including, but not limited to, cattle, swine, poultry, horses, sheep and goats.

(fff) “Long-Term Stewardship Standard” is the Management Standard that applies following the Initial Period (except where a Designated Area Standard applies) and shall be at least as protective of Conservation Values as the Initial Stewardship Standard. Under the Long-Term Stewardship Standard, establishment and implementation of BMPs and identification and implementation of Conservation Activities and other actions subject to this standard shall be consistent with the requirements of this Conservation Easement, the requirements for the RWMP set forth in Article 3 of the Ranch Agreement, and the following principles: (i) the continued economic use of the Conserved Lands, as a whole, will be respected, (ii) over time the goal is that the native biodiversity and ecosystem values of the Conserved Lands will be enhanced, (iii) high priority areas of particular sensitivity identified in the RWMP will be the focus of Grantee’s Conservation Activities, and in such areas, the Conservation Purpose will take precedence over economic uses, (iv) the enhanced biological and physical conditions resulting from previously approved Conservation Activities within such areas will be maintained, and (v) Conservation Activities shall be carefully coordinated with Grantor’s use of the Easement Property and then-existing leases, easements and other agreements.

(ggg) “Management Standard” means the applicable standard governing the establishment of BMPs in the RWMP, and the subsequent implementation of such BMPs and, where applicable, the identification in the RWMP and the implementation of Conservation Activities and other actions subject to such standard. The Management Standards are, collectively, the Initial Stewardship Standard, the Long-Term Stewardship Standard and the Designated Area Standards.

(hhh) [Intentionally Omitted]

(iii) “Mitigation” means any action required to be taken, or any negative covenant or restriction required to be imposed, in or on, or fee transfer of, any Mitigation Area(s) to satisfy a requirement or condition of a Project Approval (or any similar approval relating to a Potential Project) or an approval relating to the exercise of a Reserved Right, to mitigate or compensate for or otherwise offset natural resource impacts of the Project, Potential Project or Reserved Right. The Parties expect that Mitigation will be consistent with and advance the goals and principles of the RWMP; however, actual Mitigation requirements and conditions will be established and enforced by the Resource Agencies.

(jjj) “Mitigation Area” means any area or areas within the Easement Property designated for Mitigation purposes as provided in Section 3.10 of the Ranch Agreement and approved by the Resource Agency or Agencies imposing the Mitigation requirement(s). Mitigation Areas also include areas that have been previously restricted or transferred as Mitigation.

(kkk) “Mitigation Area Approval” means a Resource Agency action identifying a Mitigation Area as the approved location of Mitigation activity.

(lll) “Mitigation Implementation Period” means a five (5) year period following the date on which each Project Approval has been Finally Granted, which Project Approval requires Mitigation activities, unless Grantee and Owner Designee mutually agree to an alternate period.

(mmm) “Mitigation Transition Period” means a period that commences on the date that is two (2) years prior to the end of a Mitigation Implementation Period.

(nnn) “New Contract” means a contract that permits the use of the Easement Property, or a portion thereof, including, but not limited to, a lease or an easement, entered into after the date of the Ranch Agreement, but excluding any Required Extension of an Existing Contract.

(ooo) “New Contract Violation” means a violation of the terms of this Conservation Easement, by a party to a New Contract other than Grantor, that will Significantly Impair the Conservation Values of the Easement Property.

(ppp) “New Surface Water Diversions” means any diversions on the Easement Property of naturally occurring surface water flows other than diversions of such surface water flows by Allowed Diversion Facilities.

(qqq) “Non-Defaulting Party” has the meaning set forth in Sections 9(a) and 9(b).

(rrr) “Notice of Violation” means a written notice delivered to a Party pursuant to Section 9(a) or Section 9(b) that contains a reasonably detailed description of the alleged or threatened violation.

(sss) [Intentionally Omitted]

(ttt) “Owner Designee” means the Tejon Ranch Co., a Delaware corporation; provided, however, that from time to time on or after January 1, 2022, if Owner Designee, itself or through its Affiliates, does not own the fee interest in substantially all of Tejon Ranch, then Owner Designee shall have the right, but not the obligation, upon notice to Grantee and the Third Party Beneficiary and subject to the provisions of Section 3.13 of the Ranch Agreement, to designate a new Owner Designee who must be a single Person then owning the fee interest in any substantial portion of the Conserved Lands, or an entity formed by Tejon Ranch Co. or its successor to act as Owner Designee.

(uuu) “Party” and “Parties” have the meanings set forth in the Preamble.

(vvv) “Person” means any individual, general partnership, limited partnership, limited liability company, corporation, joint venture, trust, estate, cooperative, association or other entity, whether domestic or foreign, and any Governmental Agency.

(www) “Potential Project” means any permitting, entitlement, development, use, improvement, maintenance, repair, replacement and/or alteration, in any fashion, of an Unpurchased Acquisition Area, other than a Project.

(xxx) “Prohibited Uses” has the meaning set forth in Section 5.

(yyy) “Project” means any permitting, entitlement, development, use, improvement, maintenance, repair, replacement and/or alteration, in any fashion, of: (i) Development Areas, (ii) the Conserved Lands, as may be allowed under the terms of the Ranch Agreement or any applicable conservation easement, or (iii) an Unpurchased Acquisition Area, as would be allowed in the Conserved Lands consistent with the applicable terms of Section 3.5 of the Ranch Agreement.

(zzz) “Project Approval” and “Project Approvals” means, in connection with any Project (or any phase of a Project) any authorization, approval, determination, agreement, entitlement or permit that may be sought or obtained from any Governmental Agency having jurisdiction over any aspect of a Project, including, but not limited to, Initial Entitlements, CEQA determination, development agreement, specific plan, parcel or subdivision map, zoning approval or determination, conditional use approval, grading permit, or the like. Without limiting the generality of the foregoing, Project Approvals include Resource Agency approvals related to a Project, including the approval of the holder and/or form of a conservation easement for Mitigation Areas required pursuant to a permit or approval, and may include: (i) Habitat Conservation Plans to be obtained from the United States Fish and Wildlife Service (“USFWS”) pursuant to Section 10 of the Federal Endangered Species Act (16 U.S.C. Section 1531 et seq.) (“ESA”) and biological opinions to be obtained from USFWS pursuant to Section 7 of the ESA; (ii) permits to be obtained from the United States Army Corps of Engineers under Section 404 of the Federal Clean Water Act (“CWA”); (iii) streambed alteration agreements and California Endangered Species Act permits and agreements to be obtained from the California Department of Fish and Game; (iv) CWA Section 401 certifications and water quality permits under the Porter-Cologne Water Quality Control Laws (“Porter-Cologne”), and stormwater control plans and permits required under the CWA and Porter-Cologne, from the Regional Water Quality Control Boards subject to review by the State Water Resources Control Board; and (v) natural resource mitigation measures established by a CEQA lead or responsible agency for any Project.

(aaaa) “Proposed Plan” has the meaning set forth in Section 24(a).

(bbbb) “Public” means any person who is not (i) an agent or employee of Grantor or Grantee, (ii) an employee of any Governmental Agency while engaged in the conduct of their official duties for such Governmental Agency, (iii) a tenant, occupant or easement holder that claims a right or interest in the Easement Property by or through Grantor, or (iv) a licensee or invitee of Grantor.

(cccc) “Public Access” has the meaning set forth in Section 8(a).

(dddd) “Public Access Plan” has the meaning set forth in Section 8(a).

(eeee) “Ranch Agreement” has the meaning set forth in Recital B.

(ffff) “Ranch-Wide Management Plan” or “RWMP” means the management plan for the Conserved Lands that will be developed by Grantor and Grantee and adopted by Grantee in accordance with the terms of Article 3 of the Ranch Agreement, and includes the Interim RWMP, the initial RWMP and updates to the initial RWMP. Among other things, the RWMP shall (i) identify and assess the natural resource and conservation attributes of the Conserved Lands and opportunities for protection, enhancement and restoration of those natural resource and conservation attributes, (ii) establish sustainable strategies for the stewardship of the Conserved Lands with appropriate provision for both the protection of the natural resource and conservation values of the Conserved Lands and continued use of the Conserved Lands for the Reserved Rights, (iii) establish reasonable and economically feasible conservation goals and objectives for the Conserved Lands, all as more particularly described in Article 3 of the Ranch Agreement, and (iv) achieve such goals and objectives through the establishment of BMPs for permitted uses of the Easement Property, identifying appropriate Conservation Activities, and providing flexibility to implement BMPs and Conservation Activities in an adaptive fashion to achieve the RWMP conservation goals and objectives all in accordance with the applicable Management Standard.

(gggg) “RCRA” means the Resource Conservation and Recovery Act of 1976 (42 U.S.C. Section 6901 et seq.).

(hhhh) “Referee Sections” has the meaning set forth in Section 25(d).

(iiii) “Related Party” means an entity that is an Affiliate of the transferor, or a successor entity to the transferor by way of merger, consolidation or other corporate reorganization, or an entity that acquires all or substantially all of the transferor’s capital stock or assets, or an entity that is the result of a spin-off of shares or assets of the transferor to the shareholders.

(jjjj) “Report” means that certain “Baseline Conditions Report” of the Easement Property, dated February 28, 2011.

(kkkk) “Requesting Party” has the meaning set forth in Section 7(a)(1).

(llll) “Required Extension” means an extension option contained in an Existing Contract that may be exercised without consent of Grantor by a party to the Existing Contract other than Grantor, and, following such exercise, is binding on all parties to the Existing Contract.

(mmmm) “Reserved Rights” means, collectively, all rights accruing from Grantor’s ownership of the Easement Property, including, but not limited to, the right to engage in or to permit or invite others to engage in all uses of the Easement Property, that are not prohibited or limited by, and are consistent with the Conservation Purpose of, this Conservation Easement, including, but not limited to, all activities expressly permitted in Section 6 or elsewhere in this Conservation Easement.

(nnnn) “Resource Agency” or “Resource Agencies” means any Governmental Agency with discretionary approval authority over all or any portion of a Project (or Potential Project) insofar as that Project (or Potential Project) will or may adversely affect any natural resources, including, without limitation, a CEQA lead agency for any Project.

(oooo) “Resource Organization” and “Resource Organizations” have the meanings set forth in Recital B.

(pppp) “Reviewable Aspect” has the meaning set forth in Section 24(a).

(qqqq) “Significantly Impair” means to injure, damage or make worse in some significant respect.

(rrrr) “Taxes” means all taxes, assessments (general and special), fees, and charges of whatever description levied on or assessed against the Easement Property by competent authority, including any taxes imposed upon, or incurred as a result of, this Conservation Easement.

(ssss) “Tejon Ranch” has the meaning set forth in Recital B.

(tttt) “Third Party Beneficiary” or “TPB” means that individual or entity identified and duly appointed by the Resource Organizations to exercise the rights and perform the obligations of the Third Party Beneficiary provided in this Conservation Easement, and who shall keep the Resource Organizations reasonably informed of its activities pursuant to this Conservation Easement. The Third Party Beneficiary may be changed upon not less than thirty (30) days prior written notice to Owner Designee and Grantee, duly signed and authorized by at least three (3) Resource Organizations, but in order for such notice to be effective, the notice must designate a replacement Third Party Beneficiary. The initial Third Party Beneficiary is National Audubon Society Inc., a New York nonprofit corporation d.b.a. Audubon California.

(uuuu) “TPB Enforceable Violation” means a violation of this Conservation Easement that (i) Significantly Impairs the Conservation Values of the Easement Property, (ii) does not relate to, or involve, the application of the BMPs or the Management Standards, and (iii) does not relate to or involve any interpretation, or question of the sufficiency or adequacy, of the BMPs, the RWMP, or the Management Standards. Without limiting the generality of the foregoing, an actual or threatened violation of the Prohibited Uses shall be a TPB Enforceable Violation.

(vvvv) “Transfer Fee” has the meaning set forth in Section 14(c).

(wwww) “UC” has the meaning set forth in Section 14(e)(2).

(xxxx) “Unpurchased Acquisition Area” has the meaning set forth in the Ranch Agreement.

(yyyy) “Water Bank Area Uses” means groundwater banking uses, farming uses and/or renewable power generation uses conducted in the Designated Water Bank Area.

(zzzz) “WCB” has the meaning set forth in Recital G.

(aaaaa) “WCB Disapproval Notice” has the meaning set forth in Section 24(b).

(bbbbb) “WCB Grant Agreement” has the meaning set forth in Recital G.

(ccccc) “Williamson Act Contract” means any contract entered into pursuant to the California Land Conservation Act of 1965 (California Government Code Section 51200 et seq.) or similar statute that affects all or a portion of the Easement Property.

2. Purpose.

(a) Conservation Purpose. The purposes of this Conservation Easement are to (i) ensure that the Easement Property will be retained forever in its natural, scenic, and open-space condition, (ii) preserve, protect, identify and monitor in perpetuity the Conservation Values of the Easement Property, (iii) prevent any activities on the Easement Property that will impair the Conservation Values of the Easement Property, and (iv) enhance and restore the Easement Property to the extent permitted by Section 7 (collectively, the “Conservation Purpose”), all subject to and in accordance with the terms of this Conservation Easement.

(b) Other Activities. Nothing in this Conservation Easement shall interfere with Grantor’s rights to perform the Core Activities. Subject to the preceding sentence, Grantor intends that this Conservation Easement will confine the uses of the Easement Property to those activities that are consistent with the Conservation Purpose. The Parties hereby acknowledge and agree that Grantor’s retention of the Reserved Rights (including, but not limited to, the right to perform the Core Activities) is consistent with the Conservation Purpose.

3. Grantee’s Rights. In order to accomplish the Conservation Purpose of this Conservation Easement, Grantor hereby grants the following rights to Grantee:

(a) Preserve and Protect. Grantee shall have the right as provided in this Conservation Easement to preserve and protect, in perpetuity, the Conservation Values of the Easement Property, subject to and in accordance with the terms and conditions of this Conservation Easement.

(b) Entry and Access. Grantee and Grantee’s employees, agents and contractors, shall have the right to enter upon the Easement Property in accordance with the procedure set forth in Section 7(a) in order to (1) conduct monitoring inspections and tests and other activities as may be reasonably appropriate for the purpose of evaluating and monitoring the Conservation Values of the Easement Property, to ascertain the success of Grantor and Grantee in achieving the Conservation Purpose, and to monitor Grantor’s compliance with the terms of this Conservation Easement (provided, however, that any invasive testing shall be conducted in accordance with Grantor’s reasonable, then-current invasive testing requirements and procedures), (2) enforce the terms of this Conservation Easement as set forth in Section 9, or (3) perform the Conservation Activities to the extent permitted under Section 7. Subject to the requirements of Section 8, Grantee and Grantee’s employees, agents and contractors, shall have the right to enter upon, and to grant revocable licenses to permit the Public to enter upon, the Easement Property for the purpose of implementing the Public Access Plan; provided, however, that any access to the Easement Property by Grantee or Grantee’s employees, agents or contractors to facilitate Public Access shall be in accordance with the procedure set forth in Section 7(a), except to the extent such access is specifically authorized in the Public Access Plan. WCB, its members, directors, officers, employees, agents, contractors and representatives shall also have the right to enter upon the Easement Property to assess compliance with the WCB Grant Agreement once every year, and, whenever there is a known or threatened violation of this Conservation Easement or the WCB Grant Agreement, at such additional times as WCB deems reasonably necessary to assess the known or threatened violation; provided, however, that any access to the Easement Property by WCB, its members, directors, officers, employees, agents, contractors and representatives, shall be in accordance with the procedure set forth in Section 7(a). To the extent possible, WCB will schedule its annual visit to occur concurrent with monitoring activities of Grantee.

(c) Enforcement. Subject to the first sentence of Section 2(b), and as provided more specifically in Sections 9 and 25(d), Grantee shall have the right to enforce the terms and conditions of this Conservation Easement, to prevent or enjoin any activity on, or use of, the Easement Property that is inconsistent with the terms of this Conservation Easement, and to require the restoration of such areas or features of the Easement Property that may be damaged by any such prohibited act or inconsistent use.

4. Baseline Conditions.

(a) Report. Grantor and Grantee acknowledge that the Report has been prepared and that the Report has been approved in writing by Grantor and Grantee. Grantor and Grantee shall each retain a copy of the Report, the Ranch Agreement and a schedule of Existing Contracts on file at their respective addresses for notices set forth in Section 18.

(b) Use of Report. The Parties agree that the Report contains an accurate representation of the biological and physical condition of the Easement Property (including all substantial improvements thereon) as of the Agreement Date, and of the then-current uses of the Easement Property. The Report is intended to serve as an objective, though non-exclusive, information baseline for monitoring compliance with the terms of this Conservation Easement.

(c) Other Evidence. Notwithstanding Section 4(b), if a dispute arises with respect to the nature and extent of the physical or biological condition of the Easement Property, the Parties shall not be foreclosed from utilizing any and all other relevant documents, surveys, or other evidence or information to assist in the resolution of the dispute.

5. Prohibited Uses.

(a) Any use of the Easement Property not authorized in this Conservation Easement is prohibited if such use is inconsistent with the Conservation Purpose (collectively, the “Prohibited Uses”). The Parties agree that Section 5(b) is not an exhaustive list of the Prohibited Uses and that there may be other uses not expressly listed therein that are inconsistent with the Conservation Purpose. Notwithstanding the foregoing, nothing in this Section 5 shall limit Grantor’s exercise of the Reserved Rights.

(b) Grantor and Grantee acknowledge and agree that the following uses and activities are inconsistent with the Conservation Purpose, and shall be prohibited on the Easement Property:

(1) Residential uses (including, but not limited to, the construction, placement or use of structures, trailers, motor homes or tents for residential use); provided, however, that this Section 5(b)(1) shall not prohibit temporary lodging in the hunting cabins pursuant to Section 6(b)(2)(M), camping pursuant to Section 6(bX2)(N), or other temporary residential use (if any) not inconsistent with the Conservation Purpose permitted by the RWMP that will not Significantly Impair Conservation Values;

(2) Commercial farming use;

(3) Mineral exploration, development or extraction, except to the extent permitted in Section 14(d);

(4) Oil and gas exploration, development or extraction except to the extent permitted in Section 14(d);

(5) Commercial feedlots, which are defined as permanently constructed confined areas or facilities that are used and maintained for purposes of engaging in feeding operations where any form of Livestock are concentrated and intensively fed for the purpose of rapid weight gain immediately prior to being slaughtered for consumption, or for the purpose of commercial egg or milk production; provided, however, that the foregoing shall not prohibit temporary confinement or supplemental feeding conducted by Grantor or a tenant of Grantor in the course of its customary and routine ranching operations;

(6) Recreational use of any motorized vehicles, including off-road vehicles, except where such use is in connection with wildlife management activities permitted under Section 6(b)(2)(C), private recreational use permitted under Section 6(b)(2)(N), or Public Access permitted under Section 8, and is confined to existing roadways and/or roadways constructed consistent with this Conservation Easement;

(7) Planting, introduction or dispersal of non-native or exotic plant species, except to the extent permitted by the RWMP and reasonably necessary to further the Conservation Purpose;

(8) Introduction or dispersal of non-native animal species, other than Livestock and species introduced or dispersed to the extent permitted by Section 6(b)(2)(C) in connection with a hunting program, and except to the extent permitted by the RWMP and reasonably necessary to further the Conservation Purpose;

(9) Depositing or accumulation of soil, trash, ashes, refuse, waste, bio-solids or any other similar material, except as reasonably required under Applicable Laws or in the conduct of a Reserved Right;

(10) New Surface Water Diversions, except to the extent permitted by the RWMP and not inconsistent with the Conservation Purpose;

(11) Operation of a conservation or mitigation bank, or the sale or other transfer of conservation or mitigation “credits”;

(12) Industrial uses, except as permitted in Section 6, or as reasonably necessary to perform any Reserved Right;

(13) Commercial uses, except as permitted in Section 6 or as reasonably necessary to perform any Reserved Right;

(14) Construction or placement of any building, or any other structure or improvement, except as permitted in Sections 6 and 7;

(15) Development within any natural watercourse or natural lake for the purpose of hydroelectric power, fish farming, or any commercial purpose, except as permitted in Section 6, including, but not limited to Section 6(b)(1)(H);

(16) Placement of revetments, rip-rap, or other armoring in or along natural water courses, natural wetlands, or other natural bodies of water, except as permitted in Section 6 or as may be required as part of Mitigation or Conservation Activities permitted under this Conservation Easement;

(17) Taking or harvesting of timber, standing or downed, on the Easement Property, except for: (i) purposes of disease or insect control or to prevent property damage or personal injury as permitted in the RWMP or otherwise with the written consent of Grantee (provided, however, that Grantee’s consent shall not be required in an emergency situation where there is or reasonably may be imminent danger to life or property); (ii) collection of downed timber or branches as firewood for reasonable personal use on the Conserved Lands; (iii) cutting of timber in areas where and to the extent reasonably necessary to accommodate the exercise of a Reserved Right in that area provided that such cutting will not Significantly Impair Conservation Values; and (iv) cutting of timber as permitted by the RWMP or otherwise with the written consent of Grantee provided that such cutting will not Significantly Impair Conservation Values; and

(18) Installation, establishment, or maintenance of any power generation equipment or facilities, except as permitted in Section 6(b)(2)(Q).

(c) Grantor shall not engage in or knowingly allow others to engage in any Prohibited Use on the Easement Property, except to the extent that an Existing Contract requires

Grantor, or permits a party other than Grantor, to engage in any Prohibited Use. The Parties acknowledge that Grantee’s enforcement of an alleged violation of this Conservation Easement by a party other than Grantor to an Existing Contract or a New Contract is subject to the provisions of Section 9.

6. Grantor’s Reserved Rights.

(a) Permitted Uses. Grantor reserves to itself, and to its representatives, heirs, successors, and assigns, all of the Reserved Rights. Grantor’s exercise of the Reserved Rights consistent with Section 6(b) are agreed to be consistent with the Conservation Purpose and shall not be precluded, prevented, or limited by this Conservation Easement, except as specifically precluded, prevented or limited in Section 6(b). The Parties agree that Section 6(b) is not an exhaustive list of the permitted uses or Reserved Rights, and that there may be uses not expressly listed therein that are consistent with the Conservation Purpose.

(b) Specific Reserved Rights. Without limiting Section 6(a), Grantor retains the right to use the Easement Property for the following uses:

(1) Core Activities. Grantor retains the right to perform, and to allow to be performed, the following activities (which are collectively referred to in this Conservation Easement as the “Core Activities”) on the Easement Property:

A. All activities reasonably required to comply with any and all Applicable Laws, except that Mitigation is subject to Section 6(b)(1)(B).

B. All activities reasonably required to perform any Mitigation. Provided, however, Grantor shall have no right to obtain Mitigation credit or satisfy any Mitigation requirement on account of: (i) the initial preservation, protection or conservation of the biological and physical conditions on the Easement Property existing as of the Effective Date of the Ranch Agreement through Grantee’s acquisition of this Conservation Easement, or (ii) any Existing Condition on the Easement Property, including, but not limited to, any Existing Condition resulting from implementation prior to the Mitigation Area Approval of Conservation Activities or BMPs, or (iii) any cure of, or corrective action necessitated by, any violation by Grantor of the terms of this Conservation Easement that Grantor has failed to cure or cause to be cured in accordance with Section 9 or a Contract Violation under an Existing Easement.

C. [Intentionally Omitted]

D. All activities of third parties permitted under, and all activities of Grantor reasonably required to comply with its obligations under, any Existing Contract.

E. Development of (i) Infrastructure as determined by Owner Designee to be reasonably required to serve a Potential Project in the Bi-Centennial Acquisition Area (as defined in the Ranch Agreement); and (ii) Communications Infrastructure as determined by Owner Designee to be reasonably required to serve any Project or a Potential Project; provided, however, Owner Designee or Grantor, as applicable, will use good faith efforts in consultation with Grantee (and, during the Initial Period, the Resource Organizations) to avoid locating or, if not avoidable, to minimize the footprint of such Infrastructure within the Easement Property and to use BMPs in the design, construction and maintenance of such Infrastructure, subject in all events to the approval of Governmental Agencies and/or public utilities.

F. Entering into, terminating, amending or modifying any Williamson Act Contract; provided, however, that in no event shall any new Williamson Act Contract or any amendment or modification of an existing Williamson Act Contract allow or require any use of the Easement Property not otherwise permitted in this Conservation Easement, or require any modification of or amendment to this Conservation Easement.

G. The use, maintenance, repair, improvement, replacement and/or reconstruction, in its existing location, within its existing footprint and without a substantial increase in height, of all buildings, structures, fixtures, Infrastructure and other improvements, including, but not limited to, roads, signs and Incidental Ranch Facilities, existing on or within the Easement Property on the Agreement Date.

H. Subject to the last sentence of this Section 6(b)(1)(H), the storage, extraction, transfer, use, purchase, sale, manipulation, development of subsurface flows, springs and percolating groundwater, treatment as may be required for potable or nonpotable uses, and/or distribution of any water, whether originating on or off Tejon Ranch, including, but not limited to:

(i) The perfection, severance, conveyance, impairment, or encumbrance of water or water rights appurtenant to Tejon Ranch;

(ii) The extraction or pumping of groundwater for beneficial use for any Reserved Right, subject to Section 6(c);

(iii) The banking of water in underground aquifers (groundwater banking), including alterations or improvements to the surface of the Easement Property only if Grantee determines, in its reasonable discretion, that the alteration or improvement will not Significantly Impair the Conservation Values;

(iv) The purchase, sale, conveyance, control, exchange, transfer or delivery of water (including groundwater), whether originating on or off Tejon Ranch, to any location on or off Tejon Ranch;

(v) The control of water-borne pests that may pose public health danger; and

(vi) The control of surface water (such as sandbagging of stormflows) or groundwater that may pose public health danger.

Core Activities do not include, and nothing in the foregoing provisions of this Section 6(b)(1)(H) shall be construed to authorize, any New Surface Water Diversions prohibited by Section 5(b)(10) or any changes to or expansion of native groundwater extraction practices within the Easement Property that are inconsistent with Section 6(c).

I. The posting and monitoring of the Easement Property to identify, prosecute and eject trespassers and other unpermitted users.

Grantor and Grantee acknowledge and agree that nothing contained in this Conservation Easement shall interfere, impair, limit or prohibit Grantor’s ability to perform, or allow to be performed, the Core Activities in, on, over and across the Easement Property, except as provided in Section 6(c).

(2) Ranch Uses.

A. Ranching/Livestock Management. Grantor retains the right to use, and to permit other parties to use, the Easement Property for commercial and noncommercial ranching and Livestock management activities, including, but not limited to, pasturing and grazing of Livestock, and holding and feeding pens for Livestock pending purchase or sale or for other Livestock management purposes or practices. Grantor shall perform, or cause to be performed, all such activities in accordance with BMPs established for such use in the RWMP. Notwithstanding anything to the contrary contained in this Conservation Easement, neither the BMPs nor the Long-Term Stewardship Standard shall cause Grantor to fail to meet the requirements to retain the Tejon Ranch brand.

B. [Intentionally Omitted]

C. Wildlife Management. Grantor retains the right to use, and to permit other parties to use, the Easement Property for activities intended to manage wildlife on the Easement Property, including, but not limited to, creating, operating and maintaining commercial and non-commercial hunting programs (including raising, lodging, introduction and dispersal of native species and pheasant (and other non-native species, subject to Grantee’s prior written approval, which shall not be unreasonably withheld) for purposes of hunting on the Conserved Lands), non-consumptive wildlife viewing, security and patrolling and related uses. Grantor shall perform, or cause to be performed, all such activities in accordance with BMPs established for such use in the RWMP. Such BMPs shall include, but not be limited to, a prohibition on the use of lead ammunition in connection with any permitted hunting on the Easement Property.

D. Filming. Grantor retains the right to use, and to permit other parties to use, the Easement Property for film and photography-related uses, including, but not limited to, the filming and staging of movies, television shows and commercials, photo shoots and still photography, and related uses. Grantor shall perform or cause to be performed all such activities in accordance with BMPs established for such use in the RWMP.

E. [Intentionally Omitted]

F. [Intentionally Omitted]

G. Fuel Management. Grantor retains the right to perform, and to permit other parties to perform, activities intended to provide fire protection for, or to avoid or reduce fire-related impacts to, the Easement Property, including, but not limited to, utilizing grazing and other fuel reduction techniques, establishing fire management units for presuppression fire and fuels management planning, and maintaining and enhancing strategic fuelbreak networks along existing road and utility corridors and new road and utility corridors permitted under this Conservation Easement, firebreaks, road access along existing roads and new roads permitted under this Conservation Easement and predicted containment areas. Grantor shall perform, or cause to be performed, any such activities in accordance with the BMPs established for such activities in the RWMP. Grantee acknowledges that fuel management activities that meet the definition of a Core Activity are not subject to this Section 6(b)(2)(G).

H. [Intentionally Omitted]

I. Incidental Ranch Facilities. Grantor retains the right to expand existing, construct new, relocate or remove any Incidental Ranch Facilities on the Easement Property that are or will be used in connection with a Reserved Right, and to permit other parties to do the foregoing, provided that such activity is de minimis and will not Significantly Impair the Conservation Values. In addition, Grantor may, and may permit other parties to, expand existing, construct new, relocate or remove any Incidental Ranch Facilities on the Easement Property that are of a type that is not de minimis with Grantee’s prior written consent, which shall not be withheld if the proposed activity will not Significantly Impair the Conservation Values. Grantor shall perform, or cause to be performed, any expansion or construction of new Incidental Ranch Facilities in accordance with BMPs established for such activities in the RWMP. Grantor and Grantee shall cooperate to keep Grantee reasonably informed of the nature and extent of de minimis Incidental Ranch Facilities constructed. For purposes of this Section 6(b)(2)(I), (i) de minimis activities shall include, but not be limited to, expansion, construction, relocation or removal of any squeezes, loading chutes, holding and feeding fields, corrals, catch pens, minor watering facilities (such as troughs), minor water distribution and irrigation facilities, branding traps, sign-in boxes for permitted hunting activities, gun sighting boxes and other, similar types of activities on the Easement Property, and (ii) de minimis activities shall not include construction of new barns, roads, watering facilities that are not minor (such as stock ponds and modifications of springs, ponds and other natural water bodies), power transmission lines and other associated facilities, oil and gas pipelines and associated facilities and other, similar types of activities on the Easement Property. Grantee acknowledges that the use, maintenance, repair, improvement, replacement and/or reconstruction, in its existing location, within its existing footprint and without a substantial increase in height, of all buildings, structures, fixtures, Infrastructure and other improvements, including, but not limited to, roads, signs and Incidental Ranch Facilities, existing on or within the Easement Property on the Agreement Date, and the development of Infrastructure pursuant to Section 6(b)(1)(E) are Core Activities, and are not subject to this Section 6(b)(2)(I).

J. [Intentionally Omitted]

K. Fencing. Grantor retains the right to maintain, repair, replace and relocate existing fences on the Easement Property and to erect, repair, replace and relocate new fences as reasonably necessary for a Reserved Right, and to permit other parties to do the foregoing; provided that, whenever feasible, any fence built shall be of a type and design which allows passage of wildlife (i.e., “wildlife friendly”) so as not to unreasonably interfere with movement, nesting, or forage of wildlife at the site, and provided further that Grantee acknowledges that certain fencing may inhibit wildlife movement for the protection of persons and property. Grantor shall perform, or cause to be performed, any construction of new or replacement fences, or any removal of fences, in accordance with BMPs established for such activities in the RWMP.

L. Signs. Grantor retains the right to erect, maintain, repair, modify, replace and remove signs on the Easement Property, including, but not limited to, directional signs, signs denoting allowable uses, signs used to control unauthorized entry or use of the Easement Property, and highway monument signs, and to permit other parties to do the foregoing; provided, however, that Grantor shall not erect or permit the erection of any new billboard signs on the Easement Property. Grantor shall perform, or cause to be performed, any such activities in accordance with BMPs established for such activities in the RWMP.

M. Hunting Cabins. Nine (9) hunting cabins exist on the Conserved Lands, none of which is located on the Easement Property as of the Agreement Date. Grantor may relocate hunting cabins (including by demolition and construction of a new hunting cabin) located on the Conserved Lands to a location on the Easement Property approved by Grantee, which approval shall not be withheld if such relocation would not Significantly Impair the Conservation Values. Notwithstanding anything to the contrary contained in this Conservation Easement, Grantor shall not have the right to enlarge any hunting cabin on the Easement Property; provided, however, that if Grantor relocates either or both of the two (2) hunting cabins that do not have indoor restroom facilities as of the date of the Ranch Agreement, commonly referred to as the Area 5 Cabin and the Area 16 Cabin, then Grantor may enlarge either or both of such hunting cabins for the sole purpose of constructing indoor restroom facilities of a reasonable size. Grantor retains the right to use and permit the use of any hunting cabins on the Easement Property for temporary lodging.

N. Private Recreational Use. Grantor retains the right to use, and to permit its invitees to use, the Easement Property for non-commercial passive recreational uses. Such recreational uses include walking, hiking, sightseeing, birdwatching, nature photography, picnics, fishing, boating and limited equestrian uses, but shall not include overnight camping except (i) by Tejon Ranchcorp and its employees consistent with past practice, or (ii) as may be provided in the Public Access Plan. All such recreational uses shall be performed or permitted by Grantor in accordance with the BMPs established for such activities in the RWMP. In addition, Grantor shall have the right to use, and to permit its invitees to use the Easement Property for other (including commercial) recreational uses to the extent permitted in the Public Access Plan.

O. [Intentionally Omitted]

P. [Intentionally Omitted]

Q. Power Generation Facilities. Grantor retains the right to install, establish and maintain power generation facilities (other than hydroelectric facilities) reasonably required to serve existing and reasonably anticipated uses permitted on the Conserved Lands, and to sell excess power generated by such facilities, if the capacity of the power generation facility at the time of installation is consistent with Grantor’s reasonable anticipation of its power needs for such uses, and Grantee has determined in its reasonable discretion that neither the facilities nor the size, height, location or use thereof will Significantly Impair the Conservation Values. Grantor will use good faith efforts in consultation with Grantee (and, during the Initial Period, the Resource Organizations) to minimize the footprint of such facilities on the Easement Property and to use BMP’s in their design and construction, subject in all events to the approval of Governmental Agencies and/or public utilities.

R. Infrastructure Serving Designated Areas of the Bi- Centennial Conservation Easement. Grantor retains the right to develop Infrastructure that Grantor reasonably determines is required to serve uses permitted within the Designated Mining Area by Section 6(b)(2)(F) of the Bi-Centennial Conservation Easement or to serve Water Bank Area Uses permitted within the Designated Water Bank Area, to the extent Grantor reasonably determines that the Infrastructure is necessary to provide a connection between a Designated Area and access or utility corridors outside such Designated Area and that it is not reasonably feasible to locate the Infrastructure within a Designated Area, on seventy-five (75) or fewer total acres of the Easement Property (the “Additional Area”); provided, however, that no such Infrastructure shall be located within the Additional Area without Grantee’s prior written consent, which shall not be withheld if the Infrastructure (i) minimizes, to the extent reasonably feasible, the footprint of such Infrastructure in the Additional Area (including, but not limited to, co-location of multiple utility or access corridors to the extent reasonably feasible and, when planned in conjunction with Infrastructure within a Designated Area, locating such Infrastructure proximate to existing corridors, to the extent reasonably feasible), (ii) avoids or, if avoidance is not reasonably feasible, minimizes to the extent reasonably feasible, impacts to habitat values, and (iii) uses BMPs consistent with the applicable Designated Area Standard as set forth in the Bi-Centennial Conservation Easement in the design, construction and maintenance of such Infrastructure to minimize to the extent reasonably feasible any Significant Impairment of Conservation Values as a result of such Infrastructure. In addition, if requested by Grantee at the time Grantee provides its consent to such Infrastructure located in the Additional Area, and to the extent reasonably feasible, Grantor shall remove or cause to be removed such Infrastructure upon termination of the use for which the Infrastructure was constructed to serve, unless the Infrastructure meets all the requirements for a permitted use under another section of this Conservation Easement, including but not limited to any required approvals by Grantee.

(c) Groundwater Extraction: Surface Alterations for Water Storage. In managing Grantor’s future native groundwater extraction activities within the Conserved Lands, Grantor will avoid changes to or expansion of groundwater extraction practices as of the date of the Ranch Agreement, as described in the Report, that would cause subsidence or otherwise impact the surface in a manner that would Significantly Impair the Conservation Values existing as of the date of the Ranch Agreement. In addition, Grantor shall not make any alterations or improvements to the surface of the Easement Property in connection with water storage, including storage of water in underground aquifers, except as permitted by Section 6(b)( l)(H)(iii).

7. Grantee Activities.

(a) Entry and Access to Easement Property. In order to provide for Grantor’s operational, safety and other considerations, all entry on and access to the Easement Property by

Grantee, the Third Party Beneficiary, WCB, and their respective employees, agents and contractors, in connection with this Conservation Easement (including, but not limited to, entry and access pursuant to Sections 3(b), 7(b)-(d) and 20(b)) shall be in accordance with the procedure set forth in Section 7(a)(l)-(2) or, if applicable, the procedures for access for routine inspection and monitoring activities permitted by this Conservation Easement on not more than forty-eight (48) hours prior written notice set forth in Exhibit G, or such other procedure as the Parties may agree in writing. This Section 7(a) shall not apply to any Public Access to the extent that such Public Access is permitted by Section 8.

(1) If either Grantee, the Third Party Beneficiary or WCB (the “Requesting Party”) desires to enter on and access the Easement Property to perform an activity that such Requesting Party is permitted to perform under the terms of this Conservation Easement, then the Requesting Party shall provide Grantor with an Access Notice at least ten (10) days prior to the date the Requesting Party desires to enter on the Easement Property. If, in Grantor’s reasonable determination, there are operational, safety or other reasonable impediments to the entry and access proposed by the Requesting Party, then Grantor may respond to the Requesting Party within such ten (10) day period to identify such impediments, and the Parties shall cooperate with one another to develop a reasonable schedule and manner of entry on arid access to the Easement Property that reasonably addresses the impediments identified by Grantor. Notwithstanding the foregoing, neither Grantee nor WCB shall be required to follow the access procedure set forth in this Section 7(a)(1) in cases where such party reasonably determines that immediate entry on the Easement Property is required on account of an existing or imminently threatened violation of this Conservation Easement, provided that Grantee or WCB, as applicable, shall use reasonable efforts to give verbal notice of entry to Grantor at the time of entry, and shall give Grantor written notice of such entry as soon thereafter as practicable.

(2) All entry on and access to the Easement Property shall (A) be at reasonable times (except in cases where Grantee or WCB reasonably determines that immediate entry on the Easement Property is required in accordance with Section 7(a)(1) above), (B) be in accordance with Grantor’s then-current, reasonable requirements for entry on the Easement Property (except, in cases where Grantee or WCB reasonably determines that immediate entry on the Easement Property is required in accordance with Section 7(a)(1) above, any such requirements regarding prior notice of Grantee’s or WCB’s entry shall apply only to the extent reasonable under the circumstances), and (C) not unreasonably interfere with Grantor’s authorized use and quiet enjoyment of the Easement Property. In addition, Grantor shall have the right to have one (1) or more representatives accompany the Requesting Party, its employees, agents and contractors, dining any entry on and period of access to the Easement Property, and any entry on and access to the Easement Property by the Third Party Beneficiary shall be by no more than ten (10) of the Third Party Beneficiary’s officers, directors, employees and agents, at any given time, without the prior written consent of Grantor.

(b) Conservation Activities. Subject to Section 7(c), Grantee, at its sole cost and expense, may perform the following additional activities to restore and enhance the Easement Property (each, a “Conservation Activity”), each to the extent (i) necessary to further the Conservation Purpose, (ii) consistent with reasonable detail set forth in the RWMP, and (iii) consistent with the Long-Term Stewardship Standard, and as otherwise set forth below.

(1) Vegetation Planting and Management. Grantee may plant and maintain native vegetation on the Easement Property.

(2) Animal Control. Grantee may undertake reasonable actions to control or eradicate feral and non-native animals on the Easement Property (excluding Livestock and species raised, introduced or dispersed to the extent permitted by Section 6(b)(2)(C) in connection with a hunting program). Grantee shall coordinate all such activities with, and shall not unreasonably interfere with, the Reserved Rights, including Grantor’s wildlife management activities. In no event shall Grantee have the right to introduce, transport to or within, re-introduce or disperse any animal species on the Easement Property, unless (A) Grantee develops a reasonable written plan for any such activity and submits such written plan to Owner Designee, and (B) Owner Designee approves such plan. Owner Designee shall not withhold its approval of such plan if it is consistent with the Long-Term Stewardship Standard, and Owner Designee reasonably determines that the plan will not unreasonably interfere with a Reserved Right or create any material risk to the entitlement and/or development of a Project or Potential Project.

(3) Condor Feeding Program. Grantee may initiate and maintain a California condor feeding and monitoring program on the Easement Property that provides feeding areas for California condors and monitors their activities, provided that Grantee obtains the prior approval of all federal, state, regional and local agencies with discretionary approval authority over any such activity.

(4) Signage. Grantee may erect, maintain, and/or remove one or more signs or other appropriate markers in prominent locations on the Easement Property that may be visible from public roads or other adjoining property. The location, size, content, wording and appearance of any such sign shall be subject to Grantor’s prior written approval, which shall not be unreasonably withheld, and, without limiting the foregoing, the content of any such sign proposed by Grantee shall be limited to (i) information indicating that the Easement Property is protected by this Conservation Easement, and/or the participation of Grantee and of WCB (including the WCB logo) in funding the acquisition and/or maintenance of this Conservation Easement, (ii) trail markers and other signage related to Public Access, or (iii) natural, cultural and historic resource interpretive information.

(5) Fencing. Grantee may erect, maintain, and/or remove fencing on the Easement Property, except that Grantor’s prior written consent (which may be granted or withheld in Grantor’s sole discretion) shall be required for the removal of any fencing not erected by Grantee.

(6) Weed, Non-Native Plant Control. Grantee may use pesticides, herbicides or other biocides, mechanical removal or other reasonable methods to control noxious weeds and to eliminate non-native plant species from the Easement Property, except that Grantor’s prior written consent (which may be granted or withheld in Grantor’s sole discretion) shall be required for any controlled burning. In addition, Grantee shall coordinate all such activities with, and shall not unreasonably interfere with, Grantor’s grazing and fuel management activities.

(7) Wetlands and Stream Course Restoration. Grantee may undertake reasonable actions to rehabilitate or restore stream courses, hydrologic conditions, riparian habitats or other wetlands, provided that no such activity shall unreasonably interfere with the Reserved Rights, including, but not limited to, the activities described in Section 6(b)(1)(H).

(8) Other RWMP Activities. With Grantor’s prior written consent, which shall not be unreasonably withheld, Grantee may undertake any other programs or activities to restore and enhance the Easement Property to the extent (i) necessary to further the Conservation Purpose, (ii) consistent with reasonable detail set forth in the RWMP, and (iii) consistent with the Long-Term Stewardship Standard.

(c) Conservation Activity Coordination.

(1) During the Initial Period, Grantee, at its sole cost and expense, may perform a Conservation Activity in accordance with this Section 7 with Grantor’s prior written consent, which may be granted or withheld in Grantor’s sole and absolute discretion. In connection with any proposed Conservation Activity, Grantee shall provide to Grantor all information required by an Activity Notice, and all other information reasonably required by Grantor in order to evaluate the proposed Conservation Activity.

(2) After the Initial Period, Grantee, at its sole cost and expense, may perform a Conservation Activity in accordance with this Section 7. In connection with any proposed Conservation Activity, Grantee shall provide Grantor with an Activity Notice at least thirty (30) days prior to Grantee’s commencement of the proposed Conservation Activity. In addition, Grantee shall promptly deliver to Grantor all other information reasonably required by Grantor in order to evaluate the proposed Conservation Activity. Grantor may object to any proposed Conservation Activity that Grantor believes is not consistent with the Long-Term Stewardship Standard or otherwise fails to comply with the requirements of Section 7(b), which objection shall describe Grantor’s objections in reasonable detail. If Grantor delivers a notice of objection to Grantee, then Grantee shall be required to respond, in reasonable detail, to Grantor’s objections before Grantee may enter the Easement Property to commence the proposed Conservation Activity or to continue the proposed Conservation Activity if previously commenced. Grantor’s failure to deliver any notice of objection to Grantee pursuant to this Section 7(c)(2) shall not operate as, or be deemed or construed to be, a waiver of any right or remedy that Grantor may have pursuant to Section 9 in connection with such Conservation Activity.

(d) Commercial Activity: Buildings and Facilities. Notwithstanding anything to the contrary contained in this Conservation Easement, in no event shall Grantee have the right to (i) conduct or permit to be conducted (except by Grantor or any party claiming a right to the Easement Property by or through Grantor) any commercial activity on, under or about the Easement Property, without the prior written consent of Grantor; (ii) construct any buildings on the Easement Property, except for a visitor center, not to exceed 2,000 square feet in a location mutually agreed upon by the Parties, constructed in accordance with the Public Access Plan and with Grantor’s prior written approval pursuant to Sections 7(b) and 7(c), provided, however, that Grantee shall not have the right to construct such a visitor center on the Easement Property if it has constructed such a visitor center elsewhere on the Conserved Lands; or (iii) construct any other structure or improvement of any other kind on the Easement Property, except (A) as reasonably required to carry out a Conservation Activity consistent with Section 7(b), (B) a facility specifically included in the Public Access Plan, including, without limitation, trail improvements, benches, picnic tables, ramadas, restrooms, and environmental campsites, or (C) a structure or improvement that is consistent with the Conservation Purpose, with Grantor’s prior written consent, which consent shall not be unreasonably withheld if the proposed structure or improvement is consistent with the Long-Term Stewardship Standard.

(e) Documentation of Completion of Conservation Activities. Grantee shall give Grantor written notice promptly following the successful completion of any Conservation Activity. Following Grantor’s receipt of such notice, the Parties, at Grantee’s sole cost and expense, shall jointly and cooperatively document the biological and physical condition of the portion of the Easement Property affected by the Conservation Activity. Any documentation prepared pursuant to this Section 7(e) shall be for informational purposes only in connection with applying subsection (iv) of the definition of the Long-Term Stewardship Standard, and shall not be binding on either Party or be deemed to supplement or amend the Report.

(f) Continuing RWMP Obligation. Notwithstanding any future termination or extinguishment of the Ranch Agreement, Grantee shall retain the obligation to maintain and update the RWMP in accordance with the Ranch Agreement.

(g) Mitigation. Owner Designee shall be initially responsible for establishing, implementing and monitoring any Mitigation activities required for each Project Approval in a Mitigation Area during each Mitigation Implementation Period, unless otherwise mutually agreed by Owner Designee and Grantee; provided, however, that any obligation to execute and/or record any document or instrument necessary to effectuate a transfer of, or imposition of any negative covenant or restriction on, the fee interest in any Mitigation Area(s) shall remain the responsibility of Grantor. During each Mitigation Transition Period, Owner Designee and Grantee shall meet and confer periodically to coordinate the transition of Mitigation activities from Owner Designee to Grantee, including establishing a budget for such activities. After the expiration of each Mitigation Implementation Period, Grantee shall perform or cause to be performed all remaining Mitigation activities within the Mitigation Area required in connection with each Project Approval as and to the extent authorized by any required Resource Agency approval. Nothing in this Conservation Easement shall preclude Grantee from contracting with Grantor or any other party to actually perform, at Grantee’s cost, Mitigation activities for which Grantee is responsible.

8. Public Access.

(a) Public Access Plan. Recognizing that the Public enjoyment of the Conserved Lands is a high priority for the Parties, and because the Conservation Values, including natural communities and habitats, are pristine and include diverse flora and fauna, scenic resources, and important cultural and historical resources, Grantor agrees that significant and appropriate access to the Easement Property by the Public shall be provided and managed by Grantee, for the benefit of the people of the State of California. Pursuant to Section 3.11 of the Ranch Agreement, Owner Designee and Grantee have prepared, or shall jointly and cooperatively prepare, a comprehensive plan for access to the Conserved Lands by the Public in order to ensure significant, well-managed Public Access to the Easement Property (the “Public Access Plan”). The Public Access Plan is, or when prepared shall be, a part of the RWMP. Components of the Public Access Plan shall include, but not be limited to: (i) encouraging and facilitating access by the Public, including underserved communities and populations; (ii) selecting appropriate locations for access, trails and facilities consistent with the RWMP to enhance and preserve the Conservation Values of the Easement Property and the conservation values of the other Conserved Lands; (iii) coordinating such access with the Reserved Rights so that such Public Access does not unreasonably interfere with Grantor’s or other occupants’ operation of the Easement Property for the Reserved Rights; (iv) planning for Conservation Activities in Public Access areas; and (v) entry and use guidelines to ensure the safety of the Public and preservation of the Conservation Values in Public Access areas on the Easement Property and the other Conserved Lands. In addition, the Public Access Plan shall address private recreational use of the Easement Property, and may include authorization for such use (including commercial use) by Grantor and its invitees in addition to the uses permitted in Section 6(b)(2)(N), provided that such uses will not Significantly Impair the Conservation Values. The finalization and adoption of the Public Access Plan by Grantee, in accordance with the terms of the RWMP and this Section 8, shall be subject to approval by Owner Designee, which approval shall not be withheld if the Public Access Plan is consistent with the Long-Term Stewardship Standard, and by WCB in accordance with Section 24. In no event shall the Public Access Plan be amended without the approval of Owner Designee and Grantee, which shall not be unreasonably withheld, conditioned or delayed, and the approval of WCB in accordance with Section 24. Grantee shall have the ability to grant a revocable license to permit Public Access to the Easement Property for passive recreational uses, such as day hikes and overnight camping, only in accordance with the Public Access Plan and this Section 8. Grantee’s right to permit Public access to the Easement Property, and all access by the Public and other activities related to such right, is occasionally referred to in this Conservation Easement as “Public Access.”

(b) No Public Rights Created. Neither the Public Access Plan nor this Conservation Easement conveys any right of access to the public at large or to any individual or entity other than to Grantee, WCB to the extent permitted by Section 3(b), and the Third Party Beneficiary to the extent permitted by Section 20(b). Nothing contained in the Public Access Plan or in this Conservation Easement shall be deemed to be a gift or dedication of any portion of the Easement Property for use by the general public, and in no event shall any third party acquire any prescriptive rights in or over the Easement Property. Any Public Access authorized by Grantee pursuant to this Section 8, in addition to all other restrictions and limitations hereunder, shall be subject to limitation, modification, or termination by Grantee at any time. Grantor shall have the right to require that Grantee, at its sole cost and expense, post signs on the Easement Property in accordance with Section 1008 of the California Civil Code in connection with any Public Access on the Easement Property.

9. Remedies and Enforcement.

(a) Violation of Conservation Easement. Except in connection with a Contract Violation, if either Party (the “Non-Defaulting Party”) reasonably determines that the other Party (the “Defaulting Party”) is in violation of the terms of this Conservation Easement or that a violation is threatened, then the Non-Defaulting Party shall deliver a Notice of Violation to the Defaulting Party. In accordance with the WCB Grant Agreement, Grantee is also required to deliver a copy of any Notice of Violation to WCB. Within fourteen (14) days after delivery of a Notice of Violation, Grantor and Grantee shall meet at a location that Grantor and Grantee agree upon to discuss the circumstances of the alleged or threatened violation and to attempt to agree on appropriate corrective action. If the Parties determine that it is appropriate and desirable, a Consulting Expert shall attend the meeting. Grantor and Grantee shall each pay one-half of the costs of the services of the Consulting Expert for such discussion; provided, however, if Grantor and Grantee are unable to agree upon a Consulting Expert, each Party may retain the services of an expert at its own expense. If Grantor and Grantee are unable to agree on appropriate corrective action within thirty (30) days after such meeting, then the Non-Defaulting Party shall deliver a further written notice to the Defaulting Party to demand reasonable, particular corrective action to cure the violation. In accordance with the WCB Grant Agreement, Grantee is also required to deliver a copy of any further written notice to WCB. The Defaulting Party shall cure the violation within thirty (30) days after delivery of such further notice, or, if the violation cannot reasonably be cured within such thirty (30) day period, shall commence curing the violation as soon as reasonably possible within such thirty (30) day period and shall continue diligently to complete the cure within a reasonable period thereafter. Notwithstanding any provision of Section 6 requiring compliance with BMPs established in the RWMP, in no event shall Grantor be in default under this Conservation Easement for failing to comply, or failing to cause another party to comply, with any BMP that is not consistent with the applicable Management Standard governing the establishment and implementation of such BMP.

(b) Contract Violations. If Grantee reasonably determines that a Contract Violation has occurred, Grantee shall deliver a Notice of Violation to Grantor. In accordance with the WCB Grant Agreement, Grantee is also required to deliver a copy of any Notice of Violation to WCB. Within fourteen (14) days after delivery of a Notice of Violation, Grantor and Grantee shall meet at a location that Grantor and Grantee agree upon to discuss the circumstances of the alleged Contract Violation and to attempt to agree on appropriate corrective action. If the Parties determine that it is appropriate and desirable, a Consulting Expert shall attend the meeting. Grantor and Grantee shall each pay one-half of the costs of the services of the Consulting Expert for such discussion; provided, however, if Grantor and Grantee are unable to agree upon a Consulting Expert, each Party may retain the services of an expert at its own expense. If Grantor and Grantee are unable to agree on appropriate corrective action within thirty (30) days after such meeting, then Grantee shall deliver a further written notice to Grantor to demand reasonable, particular corrective action to cure the Contract Violation. In accordance with the WCB Grant Agreement, Grantee is also required to deliver a copy of such further written notice to WCB. Subject to the provisions of Section 9(f)(2), Grantor shall cure, or shall cause the party causing the Contract Violation to cure, the Contract Violation within thirty (30) days after Grantee’s delivery of such further notice, or, if the Contract Violation cannot reasonably be cured within such thirty (30) day period, commence curing the violation as soon as reasonably possible within such thirty (30) day period and continue diligently to complete the cure within a reasonable period thereafter. For purposes of this Section, a reasonable period shall include all periods necessary for Grantor to bring an action to enforce the terms of the Existing Contract or New Contract, as applicable, to the extent necessary to cure the Contract Violation, and, if such action is brought, to diligently prosecute to completion a final, non- appealable decision in such action. For purposes of this Section 9, Grantee shall be deemed to be the Non-Defaulting Party under this Section 9(b).

(c) Emergency Enforcement. Notwithstanding any of the foregoing, if at any time an ongoing or threatened violation of the terms of this Conservation Easement could Significantly Impair the Conservation Values or the Reserved Rights and the Non-Defaulting Party reasonably determines that irreparable harm would result if the Non-Defaulting Party were required to first complete the process set forth in Section 9(a) or 9(b), the Non-Defaulting Party may proceed immediately to seek an injunction to stop the violation, temporarily or permanently.

(d) Remedies. If the Defaulting Party fails to cure a violation of this Conservation Easement in accordance with Section 9(a), or if Grantor fails to cure or to cause another party to cure a Contract Violation pursuant to Section 9(b) (but subject to Section 9(f)(2)), then the Non-Defaulting Party may bring an action at law or in equity in accordance with Section 25(d) to enforce the terms of this Conservation Easement; provided, however, that Grantee shall not have any right to enforce a violation of an Existing Contract or a New Contract that is not a Contract Violation. Notwithstanding anything to the contrary contained in this Conservation Easement, in no event shall (i) the Defaulting Party be liable to the Non-Defaulting Party or the Third Party Beneficiary for any indirect, special, punitive, or consequential damages resulting from the Defaulting Party’s breach of this Conservation Easement, whether foreseeable or unforeseeable; (ii) Grantor be liable to Grantee or the Third Party Beneficiary for any monetary damages whatsoever in connection with a Contract Violation, unless Grantor knowingly allowed the Contract Violation, subject to Sections 9(b) and 9(f)(2); (iii) Grantor or any party to an Existing Contract or a New Contract be liable to the Non-Defaulting Party or the Third Party Beneficiary for any indirect, special, punitive, or consequential damages resulting from any Contract Violation, whether foreseeable or unforeseeable; (iv) Grantee be liable to any party to an Existing Contract or a New Contract or the Third Party Beneficiary for any indirect, special, punitive, or consequential damages resulting from the Grantee’s breach of this Conservation Easement, whether foreseeable or unforeseeable; and (v) Grantor or any party to an Existing Contract or a New Contract be liable for non-compliance with BMPs that are not consistent with the applicable Management Standard governing the establishment and implementation of such BMPs. To the extent that Grantee or the Third Party Beneficiary recovers any monetary damages for the cost of restoring any injury or damage to a portion of the Easement Property that is caused by Grantor’s breach of this Conservation Easement, all such damages recovered by Grantee or the Third Party Beneficiary, as applicable, shall be applied to the cost of undertaking any corrective action to the applicable portion of the Easement Property. The Parties and the Third Party Beneficiary each hereby waives any right it may otherwise have to recover any damages that are inconsistent with the limitations set forth in this Section 9(d). Notwithstanding anything to the contrary contained in California Civil Code Section 815.7(d), or any similar statute, the Parties and the Third Party Beneficiary each hereby waives any right to recover the costs of litigation, including reasonable attorneys’ fees, in connection with any action to enforce this Conservation Easement. The Parties agree that this limitation of remedies provision shall be strictly enforced.

(e) Remedies Cumulative. Except to the extent that a Party’s right to damages and recovery of litigation costs is limited in Section 9(d) and to the extent that the Third Party Beneficiary’s remedies are limited in Section 9(g), the remedies described in this Section 9 shall be cumulative and shall be in addition to all remedies now or hereafter existing at law or in equity, including but not limited to, the remedies set forth in California Civil Code Section 815 et seq., inclusive. The failure of the Non-Defaulting Party to discover a violation or to take immediate legal action shall not bar the Non-Defaulting Party from taking such action at a later time.

(f) Direct Actions for Contract Violations.

(1) Existing or New Contracts. If Grantor fails to cure or to cause another party to cure a Contract Violation pursuant to Section 9(b), then Grantee shall have the right, but not the obligation, to bring an action at law or in equity against the other party to any Existing Contract or New Contract to enforce the terms of this Conservation Easement.

(2) Existing Easements. In connection with any Contract Violation under an Existing Easement, notwithstanding anything else to the contrary contained in this Conservation Easement, Grantee agrees that Grantor shall not be obligated to cure any such Contract Violation (except as may be required as a result of an action brought by Grantee pursuant to the last sentence of this Section 9(f)(2)) or to bring any legal action against the other party to the Existing Easement to cure such Contract Violation, it being the intent of Grantor and Grantee that Grantee shall bear the cost (other than the incidental cost of Grantor’s cooperation as provided in this Section 9(f)(2)) of any such enforcement of this Conservation Easement as against the other party to an Existing Easement. If Grantee brings an action at law or in equity against the other party to any Existing Easement, but Grantee is unable to maintain a claim against the other party to the Existing Easement due to a court’s determination that Grantor is a necessary party to the action, then Grantee may, promptly following such determination, request in writing that Grantor assign to Grantee any claims it may have against the other party to the Existing Easement for the Contract Violation and/or allow Grantee to bring an action in Grantor’s name, at no out-of-pocket cost or liability to Grantor, to enable Grantee to enforce the terms of this Conservation Easement against the other party to the Existing Easement. In no event shall Grantee have the right to bring an action against Grantor in connection with a Contract Violation under an Existing Easement, unless within forty-five (45) days after such written request (or such shorter time allowed by the court for Grantor to join the action), Grantor has not assigned its claims or allowed Grantee to bring an action in Grantor’s name as set forth above.

(g) Limited Third Party Beneficiary Enforcement Right. The TPB shall have the limited right to enforce an actual or threatened TPB Enforceable Violation of this Conservation Easement. Prior to commencing any permitted enforcement action for an alleged TPB Enforceable Violation, the TPB shall attempt to allow Grantee to pursue enforcement of the TPB Enforceable Violation in accordance with this Section 9(g). If the TPB reasonably believes that a TPB Enforceable Violation has occurred, the TPB shall provide notice of the alleged TPB Enforceable Violation to the Parties. If Grantee delivers a Notice of Violation for the alleged TPB Enforceable Violation or is otherwise taking reasonable steps to cause Grantor to cure the alleged TPB Enforceable Violation, then the TPB shall not have any right to enforce such TPB Enforceable Violation. If Grantee has not delivered a Notice of Violation for, or otherwise taken reasonable steps to cause Grantor to cure the alleged TPB Enforceable Violation within thirty (30) days after receipt of notice from the TPB, or if, after such thirty (30) day period and Grantee’s receipt of a second notice from the TPB, Grantee fails to diligently pursue the process set forth in Section 9(a) or 9(b), as applicable, or to otherwise take reasonable steps to cause Grantor to cure the alleged TPB Enforceable Violation, then the TPB shall have the right to deliver a Notice of Violation for the alleged TPB Enforceable Violation in accordance with Section 9(a) or 9(b), as applicable, and to thereafter participate in the process set forth in such Section with Grantor and Grantee. If the alleged TPB Enforceable Violation is not cured in accordance with Section 9(a) or 9(b), as applicable, then the TPB may file an action for relief in accordance with Sections 9(d) and 25(d). In no event shall any of the Resource Organizations, other than the TPB, have any independent enforcement right in connection with this Conservation Easement, and neither the Resource Organizations nor the TPB shall have any right to enforce a violation that is not a TPB Enforceable Violation.

(h) No Waiver. Enforcement of the terms of this Conservation Easement against a Party shall be at the discretion of the Non-Defaulting Party, and any forbearance by the Non-Defaulting Party to exercise its rights under this Conservation Easement in the event of any breach of any term of this Conservation Easement shall not be deemed or construed to be a waiver by the Non-Defaulting Party of such term or of any subsequent breach of the same or any other term of this Conservation Easement or of any of such Non-Defaulting Party’s rights under this Conservation Easement. No delay or omission by the Non-Defaulting Party in the exercise of any right or remedy shall impair such right or remedy or be construed as a waiver. A Party’s permission to carry out, or failure to object to, any proposed use or activity by the other Party shall not constitute consent to any subsequent use or activity of the same or any different nature. As used in this Section 9(h), “Non-Defaulting Party” and “Party” include the Third Party Beneficiary.

(i) Acts Beyond Grantor’s Control. Nothing contained in this Conservation Easement shall be construed to entitle Grantee to bring any action against Grantor for any injury to or change in the Easement Property to the extent resulting from (i) any natural cause, including, but not limited to, fire, flood, storm, or earth movement, beyond Grantor’s reasonable control; (ii) acts by Grantee, its employees, agents, contractors and invitees; (iii) trespass or other acts by unrelated third parties that Grantor does not knowingly allow; or (iv) any action taken by Grantor in a good faith effort to prevent, abate, or mitigate injury to any person, personal property or to the Easement Property resulting from any of the foregoing causes.

(j) Acts Beyond Grantee’s Control. Nothing contained in this Conservation Easement shall be construed to entitle Grantor to bring any action against Grantee for any injury to or change in the Easement Property to the extent resulting from (i) any natural cause, including, but not limited to, fire, flood, storm, or earth movement, beyond Grantee’s reasonable control; (ii) acts by Grantor, its employees, agents, contractors and invitees; (iii) trespass or other acts by unrelated third parties that Grantee does not knowingly allow (but this clause (iii) shall not apply to Public Access or acts of the Third Party Beneficiary); or (iv) any action taken by Grantee in a good faith effort to prevent, abate, or mitigate injury to any person, personal property or to the Easement Property resulting from any of the foregoing causes.

10. Insurance.

(a) Grantee’s Responsibility. Grantee shall obtain and maintain a policy of commercial general liability insurance insuring against bodily injury and property damage with respect to the activities of Grantee and Grantee’s employees, agents, and invitees (including, but not limited to, any person who obtains access to the Easement Property pursuant to Section 8) on the Easement Property and the other Conserved Lands in which Grantee holds an interest. The policy, which may be in the form of an umbrella policy covering other activities or properties where Grantee is involved, shall (i) be written as primary insurance, (ii) have an initial combined limit of coverage not less than $5,000,000, which shall be adjusted from time to time thereafter as commercially reasonable and provided any increase in coverage is available upon commercially reasonable terms, and (iii) name Grantor, any lender with a loan secured by all or a part of the Easement Property, as indicated by Grantor in writing, and any other party reasonably requested in writing by Grantor each as additional insureds. In addition, Grantee shall obtain and maintain a policy of comprehensive automobile liability insurance with a policy limit of not less than $1,000,000 each accident for bodily injury and property damage, and insuring against all loss in connection with the ownership, maintenance and operation of automotive equipment that is owned, hired or non-owned, and Workers’ Compensation with statutory limits. Not more often than once per year and upon not less than sixty (60) days prior written notice, Owner Designee may require Grantee to increase the insurance limit set forth above or to provide other forms of insurance, as commercially reasonable in light of the activities of Grantee and its employees, agents, and invitees on the Easement Property, provided that such increase or other forms of insurance are available upon commercially reasonable terms.

(b) Grantor’s Responsibility. Grantor shall obtain and maintain a policy of commercial general liability insurance insuring against bodily injury and property damage with respect to the activities on the Easement Property of Grantor and Grantor’s employees, agents, and invitees. The policy, which may be in the form of an umbrella policy covering other activities or properties where Grantor is involved, shall be written as primary insurance, have an initial combined limit of coverage not less than $5,000,000, which shall be adjusted from time to time thereafter as commercially reasonable, and shall name Grantee as an additional insured. In addition, Grantor shall obtain and maintain a policy of comprehensive automobile liability insurance with a policy limit of not less than $1,000,000 each accident for bodily injury and property damage, and insuring against all loss in connection with the ownership, maintenance and operation of automotive equipment that is owned, hired or non-owned, and Workers’ Compensation with statutory limits. In addition, Grantor shall require in any New Contract entered into by Grantor after the Agreement Date that Grantee be named as an additional insured under any commercial general liability policy that is required to be carried by the other party thereunder.

(c) Evidence of Insurance. Promptly following the recordation of this Conservation Easement, and no less than fifteen (15) days prior to the expiration or non-renewal of any required coverage, Grantee and Grantor shall each deliver to the other Party a certified copy of its insurance policy or policies or a certificate issued by the insurance company (in a form reasonably satisfactory to the other Party) evidencing compliance with the insurance requirements under this Section 10.

(d) No Limitation. The insurance requirements in this Section 10 shall not in any way limit, in either scope or amount, the indemnity obligations separately owed by Grantor and Grantee under this Conservation Easement, or the liability of either Party for a breach of its obligations or for loss or damage for which a Party is responsible hereunder.

11. Costs and Liabilities.

(a) In General. Except to the extent otherwise stated in this Conservation Easement or to the extent of any Public Access, Conservation Activity or any acts by Grantee, or any of the other Grantee Indemnified Parties, pursuant to Section 3 or the RWMP, (i) Grantor retains all responsibilities and shall bear all costs and liabilities of any kind related to the ownership, operation, upkeep, and maintenance of the Easement Property; and (ii) Grantor agrees that Grantee shall have no duty or responsibility for the operation, upkeep or maintenance of the Easement Property, the monitoring of hazardous conditions thereon, or the protection of Grantor, the public or any third parties (except for members of the Public or third parties who are permitted access in connection with any Public Access or Conservation Activity) from risks relating to conditions on the Easement Property. Notwithstanding the foregoing provisions of this Section 11(a), Grantee shall be responsible for, and shall bear all costs and liabilities of any kind related to, Public Access or the Conservation Activities, including, but not limited to, the incremental upkeep of the Easement Property due to Public Access or the Conservation Activities; provided, however, nothing in this Section 11(a) shall be construed as limiting Grantor’s obligations to comply with the applicable BMPs; and provided further that Grantee shall not be responsible for costs and liabilities to the extent resulting from Grantor’s negligence if Grantor actively undertakes any Conservation Activity on Grantee’s behalf.

(b) Permits and Approvals. Grantor shall be solely responsible for obtaining any applicable governmental permits and approvals for any activity or use permitted by this Conservation Easement that is undertaken by Grantor, and any activity or use shall be undertaken in accordance with all Applicable Laws. Grantee shall be solely responsible for obtaining any applicable governmental permits and approvals for any activity or use permitted by this Conservation Easement that is undertaken by Grantee, and any activity or use shall be undertaken in accordance with all Applicable Laws.

(c) Taxes. Grantor shall pay before delinquency all Taxes, and shall furnish Grantee with satisfactory evidence of payment upon request. If any such Taxes are levied against Grantor or the Easement Property (or if the assessed value thereof is increased) as a result of any activities of Grantee on the Easement Property, including, but not limited to, any Public Access or Conservation Activity, then Grantee shall, upon demand, repay to Grantor the amount so paid. Nothing in this Section 11(c) shall be interpreted to obligate Grantor, and Grantee shall remain responsible, to pay any Taxes owed by Grantee as a result of a voluntary or involuntary transfer of Grantee’s interests under this Conservation Easement.

12. Indemnifications.

(a) By Grantor. Grantor shall hold harmless, protect, defend (with counsel reasonably approved by Grantee) and indemnify the Grantee Indemnified Parties from and against any and all Claims arising from or in any way connected with: (i) any violation by Grantor of any Applicable Law in connection with this Conservation Easement or the Easement Property; or (ii) except to the extent of the negligence or willful misconduct of any of the Grantee Indemnified Parties, any injury to or the death of any person, or physical damage to any property, resulting from any act, omission, condition, or other matter related to or occurring on or about the Easement Property; provided, however, that Grantor’s obligations under this Section 12(a)(ii)

shall not apply to the extent that any Claim results from or is in any way connected with the following except to the extent of the gross negligence or willful misconduct of any of the Grantor Indemnified Parties: (A) any entry upon the Easement Property by any of the Grantee Indemnified Parties or any person permitted access to the Easement Property pursuant to Section 3(b) or in connection with any Public Access or Conservation Activity or pursuant to Section 3 or 20, (B) any Public Access or any Conservation Activity, or (C) any act, omission, condition, or other matter related to or occurring on or about the Easement Property in connection with any Grantee Indemnified Party’s activities pursuant to Section 3 or the RWMP.

(b) By Grantee. Grantee shall hold harmless, protect, defend (with counsel reasonably approved by Grantor) and indemnify the Grantor Indemnified Parties from and against any and all Claims arising from or in any way connected with: (i) any violation by Grantee of any Applicable Law in connection with this Conservation Easement or the Easement Property; or (ii) any injury to or the death of any person, or physical damage to any property, resulting from or in any way connected with (A) any entry upon the Easement Property by any of the Grantee Indemnified Parties or any person permitted access to the Easement Property pursuant to Section 3(b) or in connection with any Public Access or any Conservation Activity, (B) any Public Access or Conservation Activity, or (C) any act, omission, condition, or other matter related to or occurring on or about the Easement Property in connection with Grantee’s activities pursuant to Section 3 or the RWMP; or (iii) any Hazardous Materials generated, treated, stored, used, released, disposed of, deposited or abandoned in, on, under or from the Easement Property by any Grantee Indemnified Party or by any person permitted access to the Easement Property pursuant to Section 3 or 20 or in connection with any Public Access or Conservation Activity, or any exacerbation of an existing condition related to Hazardous Materials or underground storage tanks in, on, under or from the Easement Property by any Grantee Indemnified Party or any person permitted access to the Easement Property pursuant to Section 3 or 20 or in connection with any Public Access or Conservation Activity; provided, however, that Grantee’s obligations under Section 12(b)(ii) and (iii) shall not apply to the extent that any Claim results from the gross negligence or willful misconduct of any of the Grantor Indemnified Parties.

(c) Hazardous Materials Liability. Without limiting the obligations of Grantor under Section 12(a), Grantor hereby releases and agrees to indemnify, protect and hold harmless the Grantee Indemnified Parties from and against any and all Claims arising from or connected with any Hazardous Materials or underground storage tanks present, alleged to be present, or otherwise associated with the Easement Property at any time, except any Hazardous Materials generated, treated, stored, used, released, disposed of, deposited or abandoned on the Easement Property (including by migration from adjacent property) by any Grantee Indemnified Party or by any person granted access to the Easement Property pursuant to Section 3 or 20 or in connection with any Public Access or Conservation Activity, and except to the extent that any Grantee Indemnified Party or any person granted access to the Easement Property pursuant to Section 3 or 20 or in connection with any Public Access or Conservation Activity exacerbates any existing condition related to Hazardous Materials or underground storage tanks in, on, under or from the Easement Property. This release and indemnification includes, but is not limited to, Claims for (i) injury to or death of any person or physical damage to any property; and (ii) the violation or alleged violation of, or other failure to comply with, any Environmental Laws by Grantor; provided, however, that this release and indemnification shall not apply to the extent that any Claim results from or is in any way connected with the following except to the extent of Grantor’s gross negligence or willful misconduct: (A) any entry upon the Easement Property by any of the Grantee Indemnified Parties or any person permitted access to the Easement Property in connection with any Public Access or Conservation Activity or pursuant to Section 3 or 20, (B) any Public Access or Conservation Activity, or (C) any act, omission, condition, or other matter related to or occurring on or about the Easement Property in connection with any Grantee Indemnified Party’s activities pursuant to Section 3 or the RWMP. If any action or proceeding is brought against any of the Grantee Indemnified Parties by reason of any such indemnified Claim, Grantor shall, at the election of and upon written notice from Grantee, defend such action or proceeding by counsel reasonably acceptable to the Grantee Indemnified Party.

(d) No Owner or Operator Liability. The Parties do not intend this Conservation Easement to be, and this Conservation Easement shall not be, construed such that it creates in or gives to Grantee any of the following solely as the result of being a passive holder of this Conservation Easement:

(1) The obligations or liability of an “owner” or “operator” or “arranger,” as those terms are defined and used in Environmental Laws, including, but not limited to, CERCLA;

(2) The obligations or liabilities of a person described in 42 U.S.C. Section 9607(a)(3) or (4);

(3) The obligations of a responsible person under any applicable Environmental Laws;

(4) The right to investigate and remediate any Hazardous Materials associated with the Easement Property; or

(5) Any control over Grantor’s ability to investigate, remove, remediate or otherwise clean up any Hazardous Materials associated with the Easement Property.

This provision, however, shall not relieve Grantee from any obligations or liabilities for any of the foregoing to the extent that such obligations or liabilities arise as a result of or in connection with any activities of Grantee or the Grantee Indemnified Parties on or about the Easement Property.

13. Transfer of Easement.

(a) Voluntary Transfer.

(1) In the event that Grantee desires to assign its interest under this Conservation Easement, Grantee shall provide Owner Designee and the Third Party Beneficiary with written notice of such desire. Owner Designee and the Third Party Beneficiary shall each have the right to approve or disapprove, in its sole discretion, any proposed voluntary assignment of Grantee’s interest under this Conservation Easement and the proposed assignee. Owner Designee, Grantee and the Third Party Beneficiary intend that, in the selection of any assignee entity, preference be given to a qualified private nonprofit organization with the requisite experience in holding and monitoring conservation easements on properties similar to the Easement Property and preserving and protecting the Conservation Values. If Owner Designee and the Third Party Beneficiary approve of the proposed voluntary assignment, then the assignee shall be an entity selected by Owner Designee and the Third Party Beneficiary that is (a) qualified to hold a conservation easement under Section 815.3 of the California Civil Code; (b) determined by Owner Designee and the Third Party Beneficiary, each in its sole discretion, to be: (i) experienced in holding and monitoring conservation easements on properties similar to the Easement Property ; (ii) willing and financially able to assume all of the responsibilities imposed on Grantee under this Conservation Easement; and (iii) otherwise qualified to be an assignee of this Conservation Easement; and (c) approved by WCB in accordance with Section 13(c). Owner Designee and the Third Party Beneficiary shall have one hundred twenty (120) days to designate an assignee that Owner Designee and the Third Party Beneficiary reasonably determine meets such criteria. The one hundred twenty (120) day time period may be extended, and shall be extended so long as Owner Designee and the Third Party Beneficiary are taking reasonable steps to select an assignee.

(2) If Owner Designee and the Third Party Beneficiary each approve a voluntary assignment pursuant to Section 13(a)(1), but are unable to agree on a designated assignee, then the assignee shall be The Nature Conservancy, provided that The Nature Conservancy is (a) qualified to hold a conservation easement under Section 815.3 of the California Civil Code; (b) determined by Owner Designee and the Third Party Beneficiary, each in its sole discretion, to be: (i) experienced in holding and monitoring conservation easements on properties similar to the Easement Property; (ii) willing and financially able to assume all of the responsibilities imposed on Grantee under this Conservation Easement; and (iii) otherwise qualified to be an assignee of this Conservation Easement; and (c) approved by WCB in accordance with Section 13(c). If the foregoing criteria are not met, then Owner Designee and the Third Party Beneficiary shall be deemed to disapprove Grantee’s voluntary assignment of its interest under this Conservation Easement. If, however, Grantee ceases to exist or no longer qualifies to hold this Conservation Easement under applicable state law, then Owner Designee and the Third Party Beneficiary shall proceed in accordance with the provisions of Section 13(b).

(3) Notwithstanding anything in this Section 13(a) to the contrary, and except as set forth in Section 13(b) and (c), this Conservation Easement shall not be transferred by Grantee to any Governmental Agency without the consent of Owner Designee, which consent shall be in Owner Designee’s sole and absolute discretion.

(b) Involuntary Transfer. Notwithstanding any provision of this Conservation Easement to the contrary, in the event the existence of the Tejon Ranch Conservancy, or any successor holding the rights of the Tejon Ranch Conservancy pursuant to this Conservation Easement, is terminated for any reason, Grantor and Grantee desire that title to all interest in this Conservation Easement will immediately vest in The Nature Conservancy. If, however, The Nature Conservancy is (i) no longer in existence; (ii) in the reasonable determination of Owner Designee and the Third Party Beneficiary, (A) not then qualified to hold a conservation easement under Section 815.3 of the California Civil Code; (B) no longer experienced in holding and monitoring conservation easements on properties similar to the Easement Property; or (C) not willing or financially able to assume all of the responsibilities imposed on Grantee under this Conservation Easement; or (iii) not approved by WCB in accordance with Section 13(c), then, unless Owner Designee, the Third Party Beneficiary and WCB approve transfer of this Conservation Easement to another organization that meets the criteria listed in Section 13(a)(2)(a)-(b) and that is a nonprofit organization that has qualified for exempt status under Code Section 501(c)(3) and is not a private foundation under Code Section 509, this Conservation Easement shall vest in the State of California, acting by and through WCB, pursuant to Section 13(c). Grantor, Grantee, Owner Designee and the Third Party Beneficiary intend that, in the selection of an assignee entity as set forth above, preference be given to a qualified private nonprofit organization with the requisite experience in holding and monitoring conservation easements on properties similar to the Easement Property and preserving and protecting the Conservation Values.

(c) WCB Approval and Vesting Rights.

(1) Notwithstanding anything in this Section 13 to the contrary, no assignment, transfer, or conveyance of this Conservation Easement is valid without the prior written approval of WCB pursuant to the terms of the WCB Grant Agreement. If the existence of Grantee is terminated for any reason, this Conservation Easement shall immediately vest in the State of California, acting by and through WCB, unless, prior to that termination and with the approval of WCB, another nonprofit organization acquires this Conservation Easement pursuant to Section 13(b). Any deed or other instrument of conveyance transferring this Conservation Easement to a nonprofit organization shall be recorded and shall set forth the executory interest and right of entry on the part of the State of California set forth in this Section 13(c).

(2) As set forth in the WCB Grant Agreement, if this Conservation Easement vests in the State of California, acting by and through WCB, then WCB shall not unreasonably withhold its approval of, and shall reasonably cooperate with Owner Designee and the Third Party Beneficiary to, assign the State of California’s interest as Grantee hereunder to an assignee approved by Owner Designee, the Third Party Beneficiary and WCB as provided in this paragraph. Owner Designee, the Third Party Beneficiary and WCB intend that, in the selection of any assignee entity, preference be given to a qualified private nonprofit organization with the requisite experience in holding and monitoring conservation easements on properties similar to the Easement Property and preserving and protecting the Conservation Values. The assignee shall be an entity selected by Owner Designee, the Third Party Beneficiary and WCB, that is (a) qualified to hold a conservation easement under Section 815.3 of the California Civil Code; and (b) determined by Owner Designee, the Third Party Beneficiary and WCB, each in its sole discretion, to be: (i) experienced in holding and monitoring conservation easements on properties similar to the Easement Property; (ii) willing and financially able to assume all of the responsibilities imposed on Grantee under this Conservation Easement; and (iii) otherwise qualified to be an assignee of this Conservation Easement. Owner Designee and the Third Party Beneficiary shall have one hundred twenty (120) days after the date that this Conservation Easement vests in WCB to submit to WCB one (1) or more proposed assignees that Owner Designee and the Third Party Beneficiary reasonably determine meet such criteria. The one hundred twenty (120) day time period may be extended, and shall be extended so long as Owner Designee and the Third Party Beneficiary are taking reasonable steps to select the proposed assignee(s). WCB, Owner Designee and the Third Party Beneficiary shall use reasonable efforts to select the assignee based on the above criteria within five hundred forty (540) days after the date this Conservation Easement vests in WCB. The five hundred forty (540) day time period may be extended, and shall be extended, up to the date that is two (2) years after the date of such vesting, so long as Owner Designee, the Third Party Beneficiary and WCB are taking reasonable steps to select and approve the proposed assignee.

(d) No Merger. It is the intent of Grantor and Grantee that, if Grantee ever acquires fee title to all or a portion of the Easement Property, such fee title shall not merge (whether by operation of law or otherwise) with any of the rights granted by this Conservation Easement, and this Conservation Easement shall remain in full force and effect as to all portions of the Easement Property. Consistent with the foregoing, should Grantee acquire fee title to all or a portion of the Easement Property, Grantee shall assign this Conservation Easement to another entity pursuant to Section 13(a); provided, that if the Tejon Ranch Conservancy is Grantee and acquires fee title to all or a portion of the Easement Property, the assignment of this Conservation Easement to another entity shall provide that all of Grantee’s rights set forth in Section 7 (Grantee Activities) and Section 8 (Public Access) shall remain with the Tejon Ranch Conservancy and not the assignee for as long as the Tejon Ranch Conservancy remains the fee owner of the Easement Property or a portion thereof. It is also the intent of the Parties that this Conservation Easement not be extinguished, merged into the fee title, modified, or otherwise deemed affected should the existence of Grantee terminate for any reason prior to the transfer of this Conservation Easement to a successor holder.

(e) Encumbrance of Conservation Easement. This Conservation Easement may not be used as security for any debt without the prior written approval of Grantor, the Third Party Beneficiary and WCB, each of which may withhold its consent in its sole and absolute discretion.

14. Transfer of Easement Property.

(a) Reference; Notice. Nothing contained in this Conservation Easement shall prohibit Grantor from separately selling, transferring or subdividing any portion of the Easement Property, separate from the balance of the Easement Property. Grantor covenants and agrees to reference this Conservation Easement and the RWMP in any deed or other legal instrument by which Grantor divests itself of any right, title or interest in all or any portion of the Easement Property, including, but not limited to, a leasehold interest or other New Contract. Grantor further agrees to give written notice to Grantee of any transfer of a fee interest in all or any portion of the Easement Property. The failure of Grantor to perform any act provided in this Section 14 shall not impair the validity of any deed or other legal instrument by which Grantor divests itself of any right, title or interest in all or any portion of the Easement Property, impair the validity of this Conservation Easement nor limit the enforceability of this Conservation Easement in any way, and any transferee of any right, title or interest in all or any portion of the Easement Property shall be subject to the terms of this Conservation Easement. Any successor in interest of Grantor, by acceptance of a deed, lease or other document purporting to convey any right, title or interest in the Easement Property, shall be deemed to have consented to, reaffirmed and agreed to be bound by and benefit from all of the terms, covenants, restrictions and conditions of this Conservation Easement to the extent applicable to the subject property and the interest obtained.

(b) Subdivision and Sale of Easement Property.

(1) The act of subdividing or transferring into separate ownership(s) all or any portion of the Easement Property (including creation and transfer of the transferred property as a separate legal lot, and any further subdivision or transfer thereof) does not create any new rights in the fee owner or the Grantee, or expand the scope of any rights in either the fee owner or the Grantee, to use the subdivided and/or transferred portions of the Easement Property (including, but not limited to, any rights to build new structures and improvements or expand existing structures, and any rights of access) beyond the intensity that would be permitted thereon under this Conservation Easement in the absence of the subdivision or transfer. The Parties further acknowledge that the Long-Term Stewardship Standard recognizes that continued economic use of the Conserved Lands, as a whole, will be respected, but does not require consideration of continued economic use of each individual parcel.

(2) Grantor covenants to include recitals in any deed or other legal instrument conveying an interest in the Easement Property or any portion thereof to a third party substantially consistent with the following: (a) except for any development rights applicable to the transferred property that are reserved to Grantor in this Conservation Easement, the transferred property comes with no development rights, including but not limited to the right to construct dwelling units on the transferred property, (b) the transferred property is subject to significant use restrictions and to additional requirements pursuant to the Ranch-Wide Management Plan, including, but not limited to, the right of Grantee to carry out Conservation Activities, permit Public Access, and establish Best Management Practices, all as set forth in this Conservation Easement, (c) the Long-Term Stewardship Standard recognizes that continued economic use of the Conserved Lands (which, as defined in this Conservation Easement, includes areas in addition to the Easement Property), as a whole, will be respected, but does not require consideration of continued economic use of each individual parcel, (d) the effect of Conservation Activities and Best Management Practices required pursuant to this Conservation Easement may result in disproportionate restrictions on or may effectively preclude some, and potentially even all, uses of the transferred property (if less than all of the Conserved Lands), or portions thereof, that are otherwise generally permitted on the Easement Property consistent with this Conservation Easement, and (e) the act of subdividing or transferring into separate ownership(s) all or any portion of the Easement Property (including creation and transfer of the transferred property as a separate legal lot, and any further subdivision or transfer thereof) does not create any new rights in the fee owner or Grantee, or expand the scope of any rights in either the fee owner or Grantee, to use the subdivided and/or transferred portions of the Easement Property (including, but not limited to, any rights to build new structures and improvements or expand existing structures, and any rights of access) beyond the intensity that would be permitted thereon under this Conservation Easement in the absence of the subdivision or transfer. Prior to or at the time of any such transfer, Grantor shall obtain from any such third party purchaser a written instrument signed by such purchaser wherein such purchaser acknowledges the foregoing recitals.

(c) Transfer Fees. Grantor recognizes that Grantee will incur direct and indirect costs for monitoring and administration of this Conservation Easement. Rather than charging such costs to Grantor, and in addition to any fees Grantee may receive under the Ranch Agreement, Grantor and Grantee agree that concurrently with each sale or transfer of the fee interest in all or any part of the Easement Property (other than Excluded Transfers), Grantor and its successors in interest shall pay to Grantee, or its successor, as holder of this Conservation Easement, a fee (“Transfer Fee”) equal to one-half of one percent (0.5%) of the purchase price of the property being sold or transferred. If the consideration for the transfer is not limited to payment of a purchase price, then the foregoing percentage shall be paid based upon the greater of the amount of monetary consideration actually paid (if any) and the fair market value of the applicable portion of the Easement Property (as encumbered by this Conservation Easement, but without reference to any mortgage, deed of trust or similar encumbrance on the Easement Property) at the time of the transfer. For purposes hereof, there shall be no Transfer Fee payable upon an Excluded Transfer. Within five (5) business days after the close of escrow for any transfer of the Easement Property, the transferor shall, in addition to giving notice of the transfer to Grantee, either (i) pay the Transfer Fee to Grantee and concurrently deliver to Grantee a true and correct copy of the transferor’s closing statement, or (ii) deliver to Grantee the transferor’s closing statement together with a declaration executed by the transferor setting forth the facts which qualify the transfer as an Excluded Transfer. In the event that the transferor shall transfer the Easement Property without payment of a Transfer Fee, both the transferor and its successor in interest shall become jointly and severally liable therefor, and Grantee shall have the right to bring suit to recover the Transfer Fee and interest thereon at the rate of the lesser of eight percent (8%) per annum or the maximum rate permitted by law from the date due until the date paid plus its costs of suit, including reasonable attorneys’ fees.

(d) Transfer of Mineral Rights. Grantor shall not grant, transfer or otherwise convey any surface rights to explore for, develop or extract any minerals, oil, gas or hydrocarbons. Nothing in this Conservation Easement shall prohibit or limit Grantor’s right to remove pr extract any subsurface mineral or non-mineral substance, oil, gas or hydrocarbons from any portion of the Easement Property through the surface of any area outside of the Easement Property where such removal or extraction is permitted; provided, in each case, that such removal or extraction does not cause material damage to the surface of the Easement Property (including groundwater), or the structures thereon.

(e) California State Park and University of California Natural Reserve.

(1) California State Park. Consistent with the Conservation Purpose and the importance the Parties place on Public Access to the Conserved Lands, and subject to the terms and conditions of this Section, the Parties intend to explore with the California Department of Parks and Recreation (“California State Parks”) the possibility of creating a State Park within the Conserved Lands that may include portions of the Easement Property. Pursuant to the Ranch Agreement, the Parties agreed to use their reasonable best efforts to work with California State Parks to: (a) define the size and location of a possible State Park within the Conserved Lands, which could include portions of the Easement Property; (b) study the operational and infrastructure needs for such a State Park; (c) resolve issues relating to the operation of such a State Park and its effect on Conservation Activities, Reserved Rights and the Conserved Lands; (d) determine appropriate property interests required to operate such a State Park; (e) acquire such other information and conduct such studies as may be required to understand and fulfill the objective of creating a State Park; (f) cooperate with California State Parks in connection with any necessary CEQA review, approvals or authorizations from Governmental Agencies for such a State Park; and (g) cooperate with Resource Agencies in connection with any existing or proposed Mitigation within such a State Park; provided, however, that none of the Parties is obligated to incur any costs on behalf of any other Party or any third party in this effort. As part of any acquisition of an interest in the Easement Property for the purposes of a State Park, Grantor and Grantee have agreed to work cooperatively with California State Parks to develop a comprehensive land use plan for the integration of the State Park into Tejon Ranch.

(2) University of California Natural Reserve. Consistent with the Conservation Purpose and the importance the Parties place on scientific study of the Conserved Lands, and subject to the terms and conditions of this Section, the Parties intend to explore with the University of California Natural Reserve System (“UC”) the possibility of creating a University of California Natural Reserve within the Conserved Lands that may include portions of the Easement Property. Pursuant to the Ranch Agreement, the Parties agreed to work cooperatively with UC (a) to determine whether a portion of the Easement Property might be appropriate for inclusion as a future University of California Natural Reserve or otherwise utilized by students, teachers, and researchers from the University of California for scientific study, and (b) in connection with any necessary CEQA review, approvals or authorizations from Governmental Agencies for any such University of California Natural Reserve; provided, however, that none of the Parties is obligated to incur any costs on behalf of any other Party or any third party in this effort.

(3) Sale or Transfer. Any sale or transfer by Grantor of any property interest in any portion of the Easement Property for the purposes of a State Park or a University of California Natural Reserve shall be subject to the future agreement by Grantor, in its sole and absolute discretion, on the terms and conditions of any such sale or transfer, as provided in Section 7.2 of the Ranch Agreement. Any sale or transfer by Grantor of any property interest in, or New Contract that permits the use of, any portion of Tejon Ranch shall also be subject to the terms and conditions of this Conservation Easement; provided, however, that the Parties acknowledge that, as part of any acquisition of an interest in, or New Contract that permits the use of, any portion of the Easement Property for the purposes of a State Park or a University of California Natural Reserve, it may become desirable to modify this Conservation Easement to allow for certain structures and other appurtenant improvements and uses on the Easement Property consistent with future State Park or University of California Natural Reserve uses and needs, in furtherance of the Conservation Purpose and the Public Access objectives of this Conservation Easement. Any such modification of this Conservation Easement shall be subject to agreement by both Grantor and Grantee, each in its sole and absolute discretion, on the terms and conditions of any such modification, including, without limiting the generality of the foregoing, reaching agreement on any consideration for the conveyance by Grantor of any property interest in connection therewith, and on any terms and conditions needed to ensure that the use of the Easement Property will remain consistent with and further the Conservation Purpose in perpetuity and that the modification will not result in any net loss or reduction of the Conservation Values of the Easement Property. In addition, the express approval of WCB, in accordance with the WCB Grant Agreement, and the express approval of the Third Party Beneficiary, which approval shall not be unreasonably withheld, conditioned or delayed, shall be required.

(f) Encumbrance of Fee. No provision of this Conservation Easement should be construed as impairing the ability of Grantor to use the Easement Property as collateral for borrowing, provided that any mortgage, lien or other encumbrance arising from such borrowing shall be subject and subordinate to this Conservation Easement.

(g) Additional Conservation Easements. Grantor shall have the right, subject to the provisions of the Ranch Agreement, to grant additional conservation easements over the Easement Property, including conservation easements for Mitigation Areas required pursuant to Project Approvals, provided that (i) such additional conservation easement rights shall not conflict with any of Grantee’s rights under this Conservation Easement, allow any use of the Easement Property that is inconsistent with the Conservation Purpose or impair Conservation Values; (ii) Grantor shall notify Grantee in writing at least sixty (60) days in advance of any proposed new grant of conservation easement over the Easement Property or any part of it, which notice shall include a complete copy of the proposed grant of conservation easement; and (iii) no new grant of conservation easement shall result in Grantee having to bear any additional obligation or cost under this Conservation Easement. Any new conservation easement shall include a clear reference to this Conservation Easement and shall include a statement that the new conservation easement is subject and subordinate to this Conservation Easement.

15. Effect of Easement: Runs with the Land. The Parties acknowledge that this Conservation Easement is an easement in gross, and that, pursuant to the terms of Sections 815 et seq. of the California Civil Code: (i) the Easement Property is declared to be open and natural land, and may not be converted or directed to any uses prohibited under this Conservation Easement; (ii) this Conservation Easement shall run with and burden the title to the Easement Property in perpetuity, and shall bind Grantor and all of the agents, devisees, administrators, employees, representatives, lessees, and assigns of Grantor, including all future owners, tenants, and occupants of the Easement Property or any portion of it or interest in it to all the terms and conditions of this Conservation Easement, for the benefit of Grantee and the successors and assigns of Grantee; and (iii) this Conservation Easement shall confine the use of the Easement Property to such activities as are consistent with the terms of this Conservation Easement and the Conservation Purpose. Grantor agrees that any transfer by Grantor of any interest in the Easement Property shall be in accordance with Section 14.

16. Extinguishment of Development Rights. Grantor hereby grants to Grantee all development rights, except retained development rights reserved to Grantor herein, that are now or hereafter allocated to, implied, reserved or inherent in the Easement Property, and Grantor and Grantee agree that such development rights are hereby terminated and extinguished. The Easement Property may not be used for the purpose of transferring development rights or calculating permissible development or lot yield of any other property.

17. Termination.

(a) Voluntary Termination Prohibited. Pursuant to Section 15, this Conservation Easement shall run with the land and burden title to the Easement Property in perpetuity. In making this Conservation Easement, Grantor has considered the possibility that uses prohibited by the terms of this Conservation Easement may become more economically valuable than permitted uses and that neighboring properties may in the future be put entirely to such prohibited uses. It is the intent of both Grantor and Grantee that any such changes shall not be deemed to be circumstances justifying the termination, extinguishment or modification of this

Conservation Easement. In addition, the inability of Grantor, or Grantor’s heirs, successors, or assigns, to conduct or implement any or all of the uses permitted under the terms of this Conservation Easement, or the unprofitability of doing so, shall not impair the validity of this Conservation Easement or be considered grounds for the termination, extinguishment or modification of same; provided, however, that the foregoing shall not prohibit Grantor, or Grantor’s heirs, successors, or assigns from seeking any available remedy under Section 9 if it is unable to conduct or implement any or all of the uses permitted under the terms of this Conservation Easement as a result of any violation of this Conservation Easement by Grantee.

(b) Judicial Extinguishment. This Conservation Easement may not be extinguished unless circumstances arise in the future that make it impossible to achieve the Conservation Purpose, and, in any event such extinguishment may be accomplished only by appropriate judicial proceedings. No such extinguishment shall affect the value of Grantee’s interest in the Easement Property, and if the Easement Property, or any interest therein, is sold, exchanged, or taken after such extinguishment, Grantee shall be entitled to receive its pro-rata share of the proceeds of such sale, exchange or taking. The amount of the compensation to which Grantee shall be entitled from any sale, exchange, or taking of all or any portion of the Easement Property subsequent to such extinguishment shall be based on the respective fair market values of the interests of Grantee and Grantor extinguished as determined in the judicial extinguishment proceedings, and, except as set forth in Section 17(d) and subject to the WCB Grant Agreement, Grantee shall use any proceeds received in a manner consistent with the conservation objectives exemplified by this Conservation Easement.

(c) Condemnation. If all or part of the Easement Property is taken by the exercise of the power of eminent domain by public, corporate, or other authority so as to abrogate the restrictions imposed by this Conservation Easement, Grantor and Grantee shall each have the right to separately initiate or join in appropriate actions at the time of such taking to recover the full value of its respective interest in the subject portion of the Easement Property involved in the taking and all incidental or direct damages resulting from the taking, it being expressly agreed that this Conservation Easement constitutes a compensable property right, and the proceeds shall be divided based on the respective values of the interests of Grantor and Grantee, as determined in any such action. Grantor and Grantee shall each pay their respective costs and expenses in connection with any such action.

(d) Distribution of Proceeds. Upon distribution of proceeds resulting from a judicial extinguishment or condemnation proceeding, all expenses reasonably incurred by Grantee in connection with the proceeding shall first be reimbursed out of the amount recovered by Grantee. Grantee shall then distribute the remainder of the proceeds in accordance with the WCB Grant Agreement.

(e) Easement Property Remainder. Should this Conservation Easement be terminated or extinguished as to any portion of the Easement Property, the balance of the Easement Property shall remain subject to this Conservation Easement. In this event, all relevant related documents shall be updated and re-recorded by Grantee to reflect the modified Easement Property and encumbrances junior to this Conservation Easement shall remain subordinate to this Conservation Easement as amended.

18. Written Notices. Any notice, demand, request, consent, approval, or communication that a Party desires or is required to give to another Party (including, for purposes of this Section 18, WCB, the Third Party Beneficiary and Owner Designee) shall be in writing and be served personally or sent by recognized overnight courier that guarantees next-day delivery or by first class, certified mail, postage fully prepaid and return receipt requested, addressed as follows:

To Grantor:	Tejon Ranchcorp P.O. Box 1000 Lebec, CA 93243 Fax: (661) 248-3100 Attn: General Counsel

Overnight mail address:	4436 Lebec Road Lebec, CA 93243 Attn: General Counsel

To Grantee:	Tejon Ranch Conservancy P.O. Box 216 Frazier Park, CA 93225 Attn: Executive Director

To the Third Party Beneficiary:	National Audubon Society, Inc., d.b.a. Audubon California 4225 Hollis Street Emeryville, CA 94608 Fax: (510) 601-1954 Attn: Graham Chisholm Deputy Director, Director of Conservation

To Owner Designee:	Tejon Ranch Co. P.O. Box 1000 Lebec, CA 93243 Fax: (661) 248-3100 Attn: General Counsel

Overnight mail address:	4436 Lebec Road Lebec, CA 93243 Attn: General Counsel

To the California Wildlife Conservation Board:	California Wildlife Conservation Board 1807 13th Street, Suite 103 Sacramento, CA 95811 Attn: Executive Director

or to such other address as a Party shall designate by written notice to the others. Notice shall be deemed effective upon actual receipt by any of the addressees designated above for such Party in the case of personal delivery or delivery by overnight courier or, in the case of delivery by first class, certified mail, upon the first to occur of: (a) actual receipt by any of the addressees designated above for such Party; or (b) within five (5) days after a certified letter containing such notice, properly addressed, with postage prepaid, is deposited in the United States mail.

19. Amendment. This Conservation Easement may be amended by Grantor and Grantee only by a written agreement signed by both Parties and approved by WCB. In addition, if the amendment significantly adversely affects the Conservation Purpose or Grantee’s rights or obligations hereunder, the express approval of the Third Party Beneficiary to such amendment shall be required, which approval shall not be unreasonably withheld, conditioned or delayed. Any amendment of this Conservation Easement shall be consistent with the Conservation Purpose, the Ranch Agreement, the RWMP, and California law governing conservation easements, and shall not affect its perpetual duration. Grantee shall record any amendment of this Conservation Easement in the official records of Kern County, State of California, and shall provide a copy of the recorded document to WCB.

20. Third Party Beneficiary.

(a) Third Party Beneficiary; Right of Enforcement. As and to the extent set forth in this Section 20, the Third Party Beneficiary shall be a third party beneficiary to this Conservation Easement. In addition to the rights expressly granted to the Third Party Beneficiary elsewhere in this Conservation Easement, the Third Party Beneficiary shall have the right provided in Section 9(g) to enforce the terms, covenants, conditions, and restrictions of this Conservation Easement to the extent and in the manner permitted by such Section.

(b) Right of Inspection. In addition, the Third Party Beneficiary shall have the right, not more than once per year and for no more than thirty (30) days per year, to enter onto the Easement Property in accordance with the procedure set forth in Section 7(a) in order to monitor and inspect compliance with the terms, conditions, restrictions and covenants of this Conservation Easement.

21. Existing Contracts. Grantor shall use good faith efforts to cause the BMPs to apply to uses that are authorized by an Existing Contract to the maximum extent permitted by the terms of the applicable Existing Contract; provided, however, that the Parties agree that good faith efforts shall not include, and Grantor shall not be required to bring, an action against any party or terminate any Existing Contract.

22. Owner Designee. Where the consent, approval or other determination is required from Owner Designee under this Conservation Easement, such consent, approval or other determination by Owner Designee shall be binding upon Grantor and the Easement Property. In no event shall Owner Designee have any liability to Grantor in connection with any such consent, approval or other determination that is made in good faith by Owner Designee. Owner Designee shall keep Grantor reasonably informed of its activities pursuant to this Conservation Easement.

23. Additional Instruments. Subject to Grantor’s prior written approval, which shall not be unreasonably withheld, Grantee may record or file from time to time any and all notices or instruments that may be required to ensure the perpetual enforceability of this Conservation Easement, including (but not limited to) re-recording this Conservation Easement, or a copy thereof, for such purpose. Grantor agrees to execute, acknowledge, and/or deliver (as applicable) any and all such notices or instruments upon request from Grantee to do so.

24. Approval of WCB.

(a) RWMP Review. Grantee shall submit the RWMP, the Public Access Plan, and any proposed amendment to either such plan (a “Proposed Plan”) to WCB at least ninety (90) days prior to its proposed adoption. Subject to the terms of this Section 24, and as set forth in Section 5.6 of the WCB Grant Agreement, WCB shall have the right to review and approve those aspects of a Proposed Plan that occur on the Easement Property (a “Reviewable Aspect”). As set forth in the WCB Grant Agreement, WCB’s approval of a Reviewable Aspect shall not be unreasonably withheld, conditioned or delayed, and WCB shall not disapprove of a Reviewable Aspect unless it is inconsistent with this Conservation Easement or a standard equivalent to the Initial Stewardship Standard.

(b) Notice. Pursuant to the WCB Grant Agreement, WCB has committed to notify Grantee in writing of its disapproval of all or any portion of a Reviewable Aspect of a Proposed Plan (a “WCB Disapproval Notice”), and to use commercially reasonable efforts to respond within ninety (90) days after WCB’s receipt of the Proposed Plan. Grantee shall provide a copy of any WCB Disapproval Notice to Grantor within three (3) business days of receipt. WCB shall state in the WCB Disapproval Notice the specific reasons for its disapproval of a Reviewable Aspect of the Proposed Plan, and may, if applicable, provide supporting documentation concurrent with delivery of such WCB Disapproval Notice.

(c) Resolution. If Grantee, Grantor and WCB are unable to informally resolve WCB’s disapproval of the Reviewable Aspect, then, as soon as is feasible, but in no event later than thirty (30) days after receipt of a WCB Disapproval Notice, representatives of Grantee, Grantor and WCB shall meet and confer in good faith in an attempt to resolve any differences.

(d) Adoption. WCB’s disapproval of a portion of a Proposed Plan shall not preclude Grantee from adopting the remainder of such Proposed Plan. If WCB disapproves of any Reviewable Aspect of a Proposed Plan in accordance with this Section 24 (collectively, the “Disputed Terms”), Grantee may adopt such portions of the Proposed Plan that are not Disputed Terms as part of the RWMP, and shall subsequently amend the RWMP in a manner consistent with the good faith resolution of WCB’s disapproval of the Disputed Terms. In addition, if WCB has failed to deliver a WCB Disapproval Notice to Grantee within ninety (90) days after WCB’s receipt of the Proposed Plan, then Grantee shall have the right to adopt the Proposed Plan in its entirety until such time as WCB delivers a WCB Disapproval Notice to Grantee; provided, however, that in no event shall WCB deliver a WCB Disapproval Notice pursuant to this Section 24 or otherwise disapprove of a Proposed Plan after the date that is 120 days after WCB’s receipt of the Proposed Plan.

25. General Provisions.

(a) Interpretation. This Conservation Easement shall be construed so as to qualify as a conservation easement under Section 815 et seq. of the California Civil Code. The provisions of this Conservation Easement shall be liberally construed to effectuate the Conservation Purpose, notwithstanding economic or other hardship or changes in circumstances or conditions. Any and all recitals in this Conservation Easement are accurate and shall constitute an integral part of this Conservation Easement, and this Conservation Easement shall be construed in light of those recitals. Any and all exhibits, schedules, and addenda attached to and referred to in this Conservation Easement are hereby incorporated into this Conservation Easement as fully as if set out in their entirety herein. If any provision in this Conservation Easement is found to be ambiguous, an interpretation consistent with the Conservation Purpose that would render the provision valid shall be favored over any interpretation that would render it invalid. The Parties acknowledge that each Party and its counsel have had the opportunity to review and revise this Conservation Easement and that no rule of construction that ambiguities are to be resolved against the drafting party shall be employed in the interpretation of this Conservation Easement. In the event of any conflict between the provisions of this Conservation Easement and the provisions of any use and zoning restrictions of the State or local government, the more restrictive provisions shall control.

(b) Controlling Law. The interpretation and performance of this Conservation Easement shall be governed by the laws of the State of California, disregarding the conflicts of law principles of such state.

(c) Venue. Subject to Section 25(d), venue for any action arising out of this Conservation Easement, including any dispute resolution procedure to enforce this Conservation Easement, shall be in the Superior Court of Kern County.

(d) Judicial Reference. It is the desire and intention of the parties to agree upon a mechanism and procedure under which controversies and disputes arising out of this Conservation Easement or related to the Easement Property will be resolved in a prompt and expeditious manner. Accordingly, except with respect to actions in which a Party seeks an injunction pursuant to Section 9(c) and except as set forth in the last sentence of this Section, any action, proceeding or counterclaim brought on any matters arising out of or in any way connected with this Conservation Easement or the Easement Property, and/or any claim of injury or damage, whether sounding in contract, tort, or otherwise, shall be heard and resolved by a referee under the provisions of the California Code of Civil Procedure, Sections 638 - 645.1, inclusive (the “Referee Sections”). The venue of the proceedings shall be as set forth in Section 25(c). Within ten (10) days after receipt by any party of a written request to resolve any dispute or controversy pursuant to this Section 25(d), the parties to such dispute shall agree upon a single referee who shall try all issues, whether of fact or law, and report a finding and judgment on such issues as required by the Referee Sections. If the parties are unable to agree upon a referee within such ten (10) day period, then any party may thereafter file a motion for the purpose of appointment of a referee under the Referee Sections. If the referee is appointed by the court, the referee shall be a neutral and impartial retired judge with substantial experience in the relevant matters to be determined, or, if no such retired judge is available, the referee shall be a neutral and impartial lawyer with substantial experience in the relevant matters to be determined. The proposed referee may be challenged by any party for any of the grounds listed in the Referee Sections. The referee shall have the power to decide all issues of fact and law and report his or her decision on such issues, and to issue all available remedies, subject to the limitations of this Conservation Easement. The parties shall be entitled to conduct all discovery as provided in the California Code of Civil Procedure, and the referee shall oversee discovery and may enforce all discovery orders in the same manner as any trial court judge, with rights to regulate discovery and to issue and enforce subpoenas, protective orders and other limitations on discovery available under California law. The reference proceeding shall be conducted in accordance with California law (including the rules of evidence), and in all regards, the referee shall follow California law applicable at the time of the reference proceeding. The parties shall promptly and diligently cooperate with one another and the referee, and shall perform such acts as may be necessary to obtain a prompt and expeditious resolution of the dispute or controversy in accordance with this Section 25(d). In accordance with Section 644 of the California Code of Civil Procedure, the decision of the referee upon the whole issue must stand as the decision of the court, and upon the filing of the statement of decision with the clerk of the court, or with the judge if there is no clerk, judgment may be entered thereon in the same manner as if the action had been tried by the court. Any decision of the referee and/or judgment or other order entered thereon shall be appealable to the same extent and in the same manner that such decision, judgment, or order would be appealable if rendered by a judge of the superior court in which venue is proper hereunder. The referee shall in his/her statement of decision set forth his/her findings of fact and conclusions of law. The parties intend this general reference agreement to be specifically enforceable in accordance with the California Code of Civil Procedure. Nothing in this Section 25(d) shall prejudice the right of any party to obtain provisional relief or other equitable remedies from a court of competent jurisdiction as shall otherwise be available under the California Code of Civil Procedure and/or applicable court rules. Notwithstanding anything to the contrary contained in this Section 25(d), if a necessary or indispensable party (as described in California Code of Civil Procedure Section 389(a) or any successor or similar statute) is not, and does not agree in writing to be, subject to this Section 25(d), then the Non-Defaulting Party, or, in the case of a Contract Violation, either Grantor or Grantee, may elect by written notice to the other parties to the dispute to bring an action, proceeding, claim or counterclaim that would otherwise be subject to this Section 25(d) in a court of competent jurisdiction instead of before a referee.

(e) Captions. The captions in this instrument have been inserted solely for convenience of reference and are not a part of this instrument and shall have no effect upon its construction or interpretation.

(f) Severability. If a court of competent jurisdiction voids or invalidates on its face any provision of this Conservation Easement, such action shall not affect the remainder of this Conservation Easement. If a court of competent jurisdiction voids or invalidates the application of any provision of this Conservation Easement to a person or circumstance, such action shall not affect the application of the provision to other persons or circumstances.

(g) Entire Agreement. This instrument, together with the attached exhibits, and the Ranch Agreement sets forth the entire agreement of the Parties with respect to this Conservation Easement and supersedes all prior discussions, negotiations, understandings, or agreements relating to this Conservation Easement. No alteration or variation of this instrument shall be valid or binding unless contained in an amendment in accordance with Section 19. In the event of any conflict between this Conservation Easement and the Ranch Agreement, then as between Grantor and Grantee this Conservation Easement shall govern and control with respect to the Easement Property. No amendment to the Ranch Agreement, or any termination or extinguishment of the Ranch Agreement other than pursuant to Section 3.14 of the Ranch Agreement as it exists as of the Agreement Date, shall be effective as to the Easement Property if such amendment or termination would alter or affect a right or obligation under this Conservation Easement, and such rights and obligations shall continue to be governed by the terms and conditions of Ranch Agreement as they existed prior to the amendment, termination or extinguishment, unless and until WCB has given its written consent to the amendment, termination or extinguishment.

(h) Successors. The covenants, terms, conditions, and restrictions of this Conservation Easement shall be binding upon, and inure to the benefit of, the Parties hereto and their respective personal representatives, heirs, successors, and assigns and shall constitute a servitude running in perpetuity with the Easement Property.

(i) No Forfeiture. Nothing contained herein will result in a forfeiture or reversion of Grantor’s fee title in any respect.

(j) No Third Party Beneficiaries. This Conservation Easement shall not create or bestow any lien or property right in any third party. The Parties agree that, other than the Third Party Beneficiary, no third party beneficiary to this Conservation Easement exists and that nothing contained herein shall be construed as giving any other Person third party beneficiary status.

(k) Termination of Rights and Obligations. A Party’s rights and obligations under this Conservation Easement terminate upon transfer of the Party’s interest in this Conservation Easement or the Easement Property, except that liability for acts or omissions occurring prior to transfer shall survive transfer.

(l) Counterparts. This Conservation Easement may be signed in one or more counterparts, all of which shall constitute one and the same instrument. In the event of any conflict between a recorded and an unrecorded counterpart, the recorded instrument shall be controlling.

(m) Authority. Each of the persons signing this Conservation Easement on behalf of a Party hereby represents that he or she has the requisite authority to bind the Party on whose behalf he or she is signing this Conservation Easement, and that all requisite approvals of such Party, its Board of Directors, shareholders, members, general partners, or others have been obtained.

(n) Terms.

(1) The terms “Grantor” and “Grantee,” wherever used in this Conservation Easement, and any pronouns used in place thereof, shall mean and include, respectively: (i) the named Grantor and the personal representatives, heirs, devisees, and assigns of such named Grantor, and all other successors of such Grantor, as their interests may appear;

and (ii) the named Grantee and the personal representatives, heirs, devisees, and assigns of such named Grantee, and all other successors of such Grantee, as their interests may appear. If the Easement Property is owned by more than one fee owner, the term “Grantor” includes each such owner; provided, however, that where this Conservation Easement provides that an approval or determination is to be made by Grantor with respect to any Conservation Activity located on, or any requested access to, any portion of the Easement Property, such approval or determination shall be made only by the owner(s) of such property.

(2) All statutory references in this Conservation Easement shall mean and include the applicable statute, as amended from time to time, or, if such statute is repealed and replaced, any successor statute.

(o) Exhibits. The following exhibits are attached to and are incorporated into this Conservation Easement:

Exhibit A:	Legal Description of Easement Property
Exhibit B:	Depiction of Easement Property
Exhibit C:	Depiction of Tejon Ranch and Conserved Lands
Exhibit D:	[Intentionally Omitted]
Exhibit E:	Depiction of Development Areas
Exhibit F:	[Intentionally Omitted]
Exhibit G:	Access Procedure Agreement
Exhibit H:	List of Assessor’s Parcel Numbers

[Signatures follow on next page.]

IN WITNESS WHEREOF, the Parties have executed this Conservation Easement as of the Agreement Date.

GRANTOR:	GRANTEE:

TEJON RANCHCORP, a California corporation	TEJON RANCH CONSERVANCY, a California nonprofit public benefit corporation

BY:	BY:

NAME:	NAME:	THOMAS H. MALONEY

TITLE:	TITLE:	EXECUTIVE DIRECTOR

DATE:	DATE:	2/28/2011

BY:

NAME:

TITLE:

DATE:

Signing for the limited purpose of acknowledging the obligations of the Owner Designee set forth herein:	Signing for the limited purpose of acknowledging the obligations of the Third Party Beneficiary set forth herein:

OWNER DESIGNEE:	THIRD PARTY BENEFICIARY:

TEJON RANCH CO., a Delaware corporation	NATIONAL AUDUBON SOCIETY INC., a New York nonprofit corporation

BY:	BY:

NAME:	NAME:

TITLE:	TITLE:

DATE:	DATE:

S-1

IN WITNESS WHEREOF, the Parties have executed this Conservation Easement as of the Agreement Date.

GRANTOR:		GRANTEE:

TEJON RANCHCORP, a California corporation		TEJON RANCH CONSERVANCY, a California nonprofit public benefit corporation

BY:		BY:

NAME:	ALLEN E. LYDA	NAME:

TITLE:	Senior Vice President - CFO	TITLE:

DATE:	February 25, 2011	DATE:

BY:

NAME:	Kathleen J. Perkinson

TITLE:	Senior Vice President

DATE:	February 25, 2011

Signing for the limited purpose of acknowledging the obligations of the Owner Designee set forth herein:		Signing for the limited purpose of acknowledging the obligations of the Third Party Beneficiary set forth herein:

OWNER DESIGNEE:		THIRD PARTY BENEFICIARY:

TEJON RANCH CO.,		NATIONAL AUDUBON SOCIETY INC.,
a Delaware corporation		a New York nonprofit corporation

BY:		BY:

NAME:	Kathleen J. Perkinson	NAME:

TITLE:	Senior Vice President	TITLE:

DATE:	February 25, 2011	DATE:

S-1

IN WITNESS WHEREOF, the Parties have executed this Conservation Easement as of the Agreement Date.

GRANTOR:	GRANTEE:

TEJON RANCHCORP, a California corporation	TEJON RANCH CONSERVANCY, a California nonprofit public benefit corporation

BY:	BY:

NAME:	NAME:

TITLE:	TITLE:

DATE:	DATE:

BY:

NAME:

TITLE:

DATE:

Signing for the limited purpose of acknowledging the obligations of the Owner Designee set forth herein:	Signing for the limited purpose of acknowledging the obligations of the Third Party Beneficiary set forth herein:

OWNER DESIGNEE:	THIRD PARTY BENEFICIARY:

TEJON RANCH CO., a Delaware corporation	NATIONAL AUDUBON SOCIETY INC., a New York nonprofit corporation

BY:	BY:

NAME:	NAME:	GRAHAM CHISHOLM

TITLE:	TITLE:	EXECUTIVE DIRECTOR

DATE:	DATE:	2/24/11

S-1

Signing for the limited purpose of acknowledging the obligations of the Wildlife Conservation Board set forth herein:

WILDLIFE CONSERVATION BOARD

BY:

NAME:	John P. Donnelly

TITLE:	Executive Director

DATE:	2/25/11

S-2

State of California	)

County of LOS ANGELES	)

On 2/28/2011 before me, JESS FERNANDEZ, personally appeared THOMAS HENRY MALONEY, who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his~~/her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature	(Seal)

State of California	)

County of	)

On              before me,             , personally appeared             , who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature	(Seal)

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Sacramento }

On 2/25/11 before me, Natalya Kulagina, Notary Public,

Date Here Insert Name and Title of the Officer

personally appeared John P. Donnelly

Name(s) of Signer(s)

,

NATALYA KULAGINA

Commission # 1953848

Notary Public - California

Sacramento County

My Comm. Expires Jun 13, 2013

Place Notary Seal and/or Stamp Above

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature:

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Tejon Ranch Conservation Easement (W. Wolf)

Document Date: 2/25/11 Number of Pages:

Signer(s) Other Than Named Above:

Capacity(ies) Claimed by Signers(s)

Signer’s Name: Signer’s Name:

Corporate Officer — Title(s): Corporate Officer — Title(s):

Individual Individual

Partner — Limited General Partner — Limited General

Attorney in Fact Attorney in Fact

Trustee Trustee

Guardian or Conservator Guardian or Conservator

Other: Other:

Signer Is Representing: Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER

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RIGHT THUMBPRINT OF SIGNER

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©2008 National Notary Association 9350 De Soto Ave., P.O. Box 2402 Chatsworth, CA 91313-2402 www.NationalNotary.org Item #5907 Reorder: Call Toll-Free 1-800-876-6827

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Kern }

On February 25, 2011 before me, Konnie Sue Williams-Roth, Notary Public,

Date Here Insert Name and Title of the Officer

personally appeared Allen E. Lyda & Kathleen J. Perkinson

Name(s) of Signer(s)

,

KONNIE SUE WILLIAMS-ROTH

Commission # 1794171

Notary Public - California

Kern County

MyComm. Expires Mar 28, 2012

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal

Signature

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Deed of Conservation Easement and Agreement Concerning Easement Right (Tri-Centennial)

Document Date: Number of Pages:

Signer(s) Other Than Named Above:

Capacity(ies) Claimed by Signer(s)

Signer’s Name: Signer’s Name:

Individual Individual

Corporate Officer — Title(s): Corporate Officer — Title(s):

Partner — Limited General Partner — Limited General

Attorney in Fact Attorney in Fact

Trustee Trustee

Guardian or Conservator Guardian or Conservator

Other: Other:

Signer Is Representing: Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER

Top of thumb here

RIGHT THUMBPRINT OF SIGNER

Top of thumb here

©2007 National Notary Association 9350 De Soto Ave., P.O. Box 2402 Chatsworth, CA 91313-2402 www.NationalNotary.org Item #5907 Reorder. Call Toll-Free 1-800-876-6827

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Kern }

On February 25, 2011 before me, Konnie Sue Williams-Roth, Notary Public,

Date Here Insert Name and Title of the Officer

personally appeared Kathleen J. Perkinson

Name(s) of Signer(s)

,

KONNIE SUE WILLIAMS-ROTH

Commission # 1794171

Notary Public - California

Kern County

MyComm. Expires Mar 28, 2012

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal

Signature

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Deed of Conservation EAsement and Agreement Concerning Easements Rights (Tri-Centennial)

Document Date: Number of Pages:

Signer(s) Other Than Named Above:

Capacity(ies) Claimed by Signer(s)

Signer’s Name: Signer’s Name:

Individual Individual

Corporate Officer — Title(s): Corporate Officer — Title(s):

Partner — Limited General Partner — Limited General

Attorney in Fact Attorney in Fact

Trustee Trustee

Guardian or Conservator Guardian or Conservator

Other: Other:

Signer Is Representing: Signer Is Representing:

RIGHT THUMBPRINT OF SIGNER

Top of thumb here

RIGHT THUMBPRINT OF SIGNER

Top of thumb here

©2007 National Notary Association 9350 De Soto Ave., P.O. Box 2402 Chatsworth, CA 91313-2402 www.NationalNotary.org Item #5907 Reorder: Call Toll-Free 1-800-876-6827

State of California	)

County of alameda	)

On 24th February, 2011 before me, Yvonne Graham/Notary personally appeared             , who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature	(Seal)

EXHIBIT A

Legal Description of Easement Property

[attached]

Exhibit A

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – TRI-CENTENNIAL ACQUISITION AREA

THOSE PORTIONS OF: THE RANCHO LA LIEBRE, AS DESCRIBED IN THE PATENT TO JOSE MARIA FLORES RECORDED IN BOOK 18, PAGE 278 OF PATENTS; TOGETHER WITH THOSE PORTIONS OF SECTIONS 24 AND 25 OF TOWNSHIP 9 NORTH, RANGE 17 WEST, SAN BERNARDINO MERIDIAN; AND PORTIONS OF SECTIONS 9, 17, 18, AND 19 OF TOWNSHIP 9 NORTH, RANGE 16 WEST, SAN BERNARDINO MERIDIAN, ALL ACCORDING TO THE OFFICIAL PLATS OF SAID LAND ON FILE WITH THE BUREAU OF LAND MANAGEMENT, AND ALL IN THE UNINCORPORATED TERRITORY OF THE COUNTY OF KERN, STATE OF CALIFORNIA, DESCRIBED AS FOLLOWS:

PARCEL 1

BEGINNING AT THE NORTH QUARTER CORNER OF SECTION 24 OF SAID TOWNSHIP 9 NORTH, RANGE 17 WEST, SAN BERNARDINO MERIDIAN, SAID CORNER BEING ON THE SOUTHEASTERLY BOUNDARY OF SAID RANCHO LA LIEBRE, AS PER RECORD OF SURVEY FILED IN BOOK 1, PAGE 76 OF RECORD OF SURVEYS, IN THE OFFICE OF THE COUNTY RECORDER OF KERN COUNTY;

THENCE, ALONG THE NORTHERLY LINE OF SAID SECTION 24, NORTH 89°25’58” WEST, 2605.77 FEET TO A POINT ON SAID NORTHERLY LINE, DISTANT SOUTH 89°25’48” EAST, 36.94 FEET FROM STATION NO. 16 OF SAID RANCHO LA LIEBRE, ALSO BEING THE NORTHWEST CORNER OF SAID SECTION 24;

THENCE, NORTH 00°21’13” EAST, 10193.00 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 1485.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 67°40’09” WEST;

THENCE, NORTHEASTERLY 1868.38 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 72°05’16” TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 5150.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 09°15’35” EAST;

THENCE, NORTHEASTERLY 2612.69 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 29°04’02” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 1300.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 38°19’37” WEST; THENCE, EASTERLY 2145.56 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 94°33’45”;

THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

SOUTH 33°46’52” EAST, 226.76 FEET;

SOUTH 63°08’44” EAST, 284.00 FEET;

SOUTH 86°38’54” EAST, 581.00 FEET;

NORTH 54°57’03” EAST, 1960.00 FEET;

AND NORTH 49°16’13” EAST, 1565.00 FEET

TO THE BEGINNING OF A CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 8900.00 FEET;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – TRI-CENTENNIAL ACQUISITION AREA

THENCE, NORTHEASTERLY 3055.17 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 19°40’06” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 9140.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 21°03’41” EAST; THENCE, NORTHEASTERLY 4650.41 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 29°09’07”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 52°09’29” EAST, 333.04 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 1425.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 07°40’21” WEST; THENCE, EASTERLY 802.25 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 32°15’24”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 17°52’59” EAST, 7664.00 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 16500.00 FEET; THENCE, SOUTHEASTERLY 4093.15 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 14°12’48”;

THENCE, SOUTH 32°05’47” EAST, 433.72 FEET TO THE EASTERLY LINE OF SAID SECTION 9 OF TOWNSHIP 9 NORTH, RANGE 16 WEST, SAN BERNARDINO MERIDIAN;

THENCE, ALONG THE EASTERLY LINE OF SAID SECTION 9, SOUTH 01°53’27” WEST, 1656.43 FEET TO THE SOUTHEAST CORNER THEREOF;

THENCE, ALONG THE SOUTHERLY LINE OF SAID SECTION 9, SOUTH 88°29’18” WEST, 5198.38 FEET TO STATION NO. 21 OF SAID RANCHO LA LIEBRE, ALSO BEING THE SOUTHWEST CORNER OF SAID SECTION 9, AS SHOWN ON SAID RECORD OF SURVEY;

THENCE, ALONG THE EASTERLY LINE OF SAID SECTION 17 OF TOWNSHIP 9 NORTH, RANGE 16 WEST, SAN BERNARDINO MERIDIAN, SOUTH 00°29’08” WEST, 2631.35 FEET; AND SOUTH 00°28’14” WEST, 2626.44 FEET TO THE SOUTHEAST CORNER THEREOF;

THENCE, ALONG THE SOUTHERLY LINE OF SAID SECTION 17, NORTH 89°22’09” WEST, 2681.49 FEET; AND NORTH 89°21’01” WEST, 2679.54 FEET TO THE SOUTHWEST CORNER THEREOF;

THENCE, ALONG THE EASTERLY LINE OF SAID SECTION 19 OF TOWNSHIP 9 NORTH, RANGE 16 WEST, SAN BERNARDINO MERIDIAN, SOUTH 00°04’18” EAST, 2630.29 FEET; AND SOUTH 01°10’25” EAST, 2687.23 FEET TO THE SOUTHEAST CORNER THEREOF;

THENCE, ALONG THE SOUTHERLY LINE OF SAID SECTION 19, NORTH 88°15’54” WEST, 2714.42 FEET; AND NORTH 89°27’03” WEST, 2679.68 FEET TO THE SOUTHWEST CORNER THEREOF;

THENCE, ALONG THE WESTERLY LINE OF SAID SECTION 19, NORTH 00°10’59” WEST, 2648.11 FEET TO THE EAST QUARTER CORNER OF SAID SECTION 24 OF TOWNSHIP 9 NORTH, RANGE 16 WEST, SAN BERNARDINO MERIDIAN;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – TRI-CENTENNIAL ACQUISITION AREA

THENCE, ALONG THE SOUTH LINE OF THE NORTHEAST QUARTER OF SAID SECTION 24, NORTH 89°28’33” WEST, 2643.79 FEET TO THE CENTER QUARTER CORNER OF SAID SECTION 24;

THENCE, ALONG THE WEST LINE OF THE NORTHEAST QUARTER OF SAID SECTION 24, NORTH 00°09’33” WEST, 2650.08 FEET TO THE POINT OF BEGINNING.

EXCEPT THEREFROM THE SOUTHEAST QUARTER OF SAID SECTION 18, TOWNSHIP 9 NORTH, RANGE 16 WEST, SAN BERNARDINO MERIDIAN.

CONTAINING 6,541 ACRES, MORE OR LESS

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – TRI-CENTENNIAL ACQUISITION AREA

PARCEL 2

ALL OF SECTION 25, TOWNSHIP 9 NORTH, RANGE 17 WEST, SAN BERNARDINO MERIDIAN, ACCORDING TO THE OFFICIAL PLAT OF SAID LAND ON FILE WITH THE BUREAU OF LAND MANAGEMENT.

CONTAINING 643 ACRES, MORE OR LESS

BEARINGS AND DISTANCES SHOWN HEREON ARE BASED ON THE CALIFORNIA COORDINATE SYSTEM (CCS 83) ZONE V, NAD 83 (1991.35 EPOCH ADJUSTMENT).

ALL DISTANCES SHOWN ARE “GRID”. TO OBTAIN “GROUND” DISTANCES, MULTIPLY GRID DISTANCES BY THE COMBINED FACTOR 1.000224630.

ALSO AS SHOWN ON EXHIBIT “A-1” ATTACHED HERETO AND BY THIS REFERENCE MADE A PART HEREOF.

SUBJECT TO COVENANTS, CONDITIONS, RESTRICTIONS, RESERVATIONS, EASEMENTS AND RIGHTS-OF-WAY OF RECORD, IF ANY.

THIS LEGAL DESCRIPTION HAS BEEN PREPARED FOR AGREEMENT PURPOSES ONLY AND IS NOT INTENDED FOR USE IN THE CONVEYANCE, FINANCING OR LEASING OF LAND EXCEPT AS PROVIDED FOR IN THE SUBDIVISION MAP ACT OF THE STATE OF CALIFORNIA.

PREPARED BY:	PROACTIVE ENGINEERING CONSULTANTS UNDER THE DIRECTION OF:

RAY E. MANSUR, PLS 7185
REGISTRATION EXPIRES 12/31/09
June 1, 2009 J.N. 06.045.001

BEING PORTIONS OF THE RANCHO LA LIEBRE, PER BOOK 18, PAGE 278 OF PATENTS AND PORTIONS OF SECTIONS 24 AND 25, T 9 N, R 17 W. SBM; AND PORTIONS OF SECTIONS 9, 17, 18 AND 19, T 9 N, R 16 W, SBM, ALL IN THE UNINCORPORATED TERRITORY OF THE COUNTY OF KERN, STATE OF CALIFORNIA

25
31
36
R 17 W
R 16 W
T 10 N
T 9 N
1
2
3
NW'LY LINE RANCHO LA LIEBRE
RANCHO LA LIEBRE
PARCEL 1
± 6,541 AC.
10
9
SE'LY LINE RANCHO LA LIEBRE
R 17 W
R 16 W
17
16
18
NAP
SE'LY BOUNDARY OF TEJON RANCH
SCALE: 1"=4,000'
24
19
20
1/76
PM 7662
26
25
30
R/6
PARCEL 2
± 643 AC.
PM 4330
35
36
LICENSED LAND SURVEYOR
RAY E. MANSUR
No. 7185
STATE OF CALIFORNIA

INDICATES SHEET NO.

RAY E. MANSUR, PLS 7185
License Expires 12/31/09

PROACTIVE
ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"
TEJON RANCH
TRI-CENTENNIAL ACQUISITION AREA

Z:\06.045.000TEJONPRESERVE\SURVEY\DRAWINGS\A4-4_TRI-CENTENNIAL_LEGAL-EX-A1.DWG

DATE: 6/01/09	J.N. 06.045.001	SHEET 1 OF 5

S09°15'35"E (PRC)
C1
C2
C3
L1
L2
L3
L4
L5
N38°19'37"W (PRC)
N67°40'09"W (R)
RANCHO LA LIEBRE
10193.00'
N00°21'13"E
PARCEL 1
±6,541 AC.
N00°21'13"E
10193.00'
S89°25'48"E
36.94'
N89°25'58"W
2605.77'
STATION NO. 16
RANCHO LA LIEBRE
POB
PARCEL 1
24
DETAIL
(NO SCALE)
SE'LY LINE RANCHO LA LIEBRE
R 17 W
R 16 W
18
N A P
SCALE: 1"=2,000'
SEE DETAIL ABOVE RIGHT
P.O.B.
PARCEL 1
2605.77'
N89°25'58"W
24
SEE SHEET 3
SEE SHEET 5

LINE TABLE		
NO.	BEARING	DISTANCE
L1	S33°46'52"E	226.76'
L2	S63°08'44"E	284.00'
L3	S86°38'54"E	581.00'
L4	N54°57'03"E	1960.00'
L5	N49°16'13"E	1565.00'

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C1	1485.00'	72°05'16"	1868.38'
C2	5150.00'	29°04'02"	2612.69'
C3	1300.00'	94°33'45"	2145.56'

PROACTIVE ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"

TEJON RANCH

TRI-CENTENNIAL ACQUISITION AREA

Z:\06.045.000TEJONPRESERVE\SURVEY\DRAWINGS\AA-4_TRI-CENTENNIAL_LEGAL-EX-A1.DWG

DATE: 6/01/09 | J.N. 06.045.001 | SHEET 2 OF 5

SCALE: 1"=2,000'
S50°12'48"E (R)
S07°40'21"W (R)
L6
C6
S21°03'41"E (PRC)
C5
C4
L5
S17°52'59"E
7664.00'
T 10 N
T 9 N
SEE SHEET 2
RANCHO LA LIEBRE
PARCEL 1
±6,541 AC.
Δ=4°12'48"
R=16500.00'
L=4093.15'
3
SE'LY LINE RANCHO LA LIEBRE
9
10
L7
L8
STATION NO. 21
RANCHO LA LIEBRE
S88°29'18"W 5198.38'
SE'LY BOUNDARY TEJON RANCH
SEE SHEET 4

LINE TABLE		
NO.	BEARING	DISTANCE
L5	N49°16'13"E	1565.00'
L6	N52°09'29"E	333.04'
L7	S32°05'47"E	433.72'
L8	S01°53'27"W	1656.43'

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C4	8900.00'	19°40'06"	3055.17'
C5	9140.00'	29°09'07"	4650.41'
C6	1425.00'	32°15'24"	802.25'

PROACTIVE
ENGINEERING CONSULTANTS
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EXHIBIT "A-1"

TEJON RANCH

TRI-CENTENNIAL ACQUISITION AREA

Z:\06.045.000TEJONPRESERVE\SURVEY\DRAWINGS\AA-4_TRI-CENTENNIAL_LEGAL-EX-A1.DWG

DATE: 6/01/09 | J.N. 06.045.001 | SHEET 3 OF 5

RANCHO LA LIEBRE
SEE SHEET 3
PARCEL 1
±6,541 AC.
9
SE'LY LINE RANCHO LA LIEBRE
S88°29'18"W 5198.38'
STATION NO. 21 RANCHO LA LIEBRE
2631.35' S00°29'08"W
17
16
N89°00'31"W 2600.32'
18
N00°18'32"W 2613.66'
N A P
2633.28' N01°39'46"W
2626.44' S00°28'14"W
2663.02' N88°37'58"W
2679.54' N89°21'01"W
2681.49' N89°22'09"W
2630.29' S00°04'18"E
19
20
2687.23' S01°10'25"E
2714.42' N88°15'54"W
SEE SHEET 5
SE'LY BOUNDARY TEJON RANCH
SCALE: 1"=2,000'

PROACTIVE ENGINEERING CONSULTANTS
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1875 CALIFORNIA AVE • CORONA, CA • 92881
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EXHIBIT "A-1"

TEJON RANCH

TRI-CENTENNIAL ACQUISITION AREA

Z:\06.045.000TEJONPRESERVE\SURVEY\DRAWINGS\AA-4_TRI-CENTENNIAL_LEGAL-EX-A1.DWG

DATE: 6/01/09	J.N. 06.045.001	SHEET 4 OF 5

SEE SHEET 2
RANCHO LA LIEBRE
R 17 W
R 16 W
18
P.O.B. PARCEL 1
2605.77'
N89°25'58"W
N00°09'33"W
2650.08'
24
PARCEL 1
±6,541 AC.
19
4
2643.79'
N89°28'33"W
N00°10'59"W
2648.11'
SE'LY LINE RANCHO LA LIEBRE
N89°31'08"W
5289.73'
SHEET
2679.68'
N89°27'03"W
2714.42'
N88°15'54"W
SE'LY BOUNDARY TEJON RANCH
SEE
5302.82'
5293.13'
26
25
30
PARCEL 2
±643 AC.
N00°16'16"W
N00°11'32"W
N89°37'23"W
5282.32'
35
36
N
SCALE: 1"=2,000'

PROACTIVE ENGINEERING CONSULTANTS
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EXHIBIT "A-1"
TEJON RANCH
TRI-CENTENNIAL ACQUISITION AREA

Z:\06.045.000TEJONPRESERVE\SURVEY\DRAWINGS\A4-4_TRI-CENTENNIAL_LEGAL-EX-A1.DWG	DATE: 6/01/09	J.N. 06.045.001	SHEET 5 OF 5

EXHIBIT B

Depiction of Easement Property

[attached]

Exhibit B

LEGEND
Acquisition Area
Tri-Centennial
Approx. 7,200 Acres
Kern County
Los Angeles County
Key Map
0
0.5
1
2
Miles

Depiction of Acquisition Area
Tri-Centennial

EXHIBIT B

EXHIBIT C

Depiction of Tejon Ranch and Conserved Lands

[attached]

Exhibit C

58
223
58
99
5
Kern County
Los Angeles County
Kern County
Ventura County
138
5
Acquisition Area
Dedicated Conservation Easement Area

Depiction of Tejon Ranch & Conserved Lands

EXHIBIT C

EXHIBIT D

[intentionally omitted]

Exhibit D

EXHIBIT E

Depiction of Development Areas

[attached]

Exhibit E

58
Bakersfield National Cemetery
Approx. 500 Acres
223
LEGEND
Development Areas
99
5
Tejon Industrial Complex
Approx. 1,400 Acres
Grapevine
Approx. 15,700 Acres
TRC Headquarters
Approx. 425 Acres
Tejon Mountain Village
Approx. 28,300 Acres
Kern County
Los Angeles County
Kern County
Ventura County
138
Centennial
Approx. 12,400 Acres
Miles

Depiction of Development Areas

EXHIBIT E

EXHIBIT F

[intentionally omitted]

Exhibit F

EXHIBIT G

Access Procedure Agreement

This Exhibit G sets forth the procedures for Grantee’s entry on and access to the Easement Property to (a) conduct monitoring inspections and tests and other non-invasive activities as may be reasonably appropriate for the purpose of evaluating and monitoring the Conservation Values of the Easement Property, (b) monitor Grantor’s compliance with the terms of this Conservation Easement, and (c) conduct field inspections and engage in other non-invasive activities in connection with planning for and preparation of the RWMP and the Public Access Plan (collectively, “Routine Monitoring Activities”). Routine Monitoring Activities do not include (i) any overnight entry or access not specifically provided for in the RWMP, (ii) any entry or access by third parties, including, but not limited to, the Third Party Beneficiary, WCB, and contractors and non-employee agents of Grantee, the Third Party Beneficiary or WCB, (iii) any activity defined as a “Conservation Activity” in Section 7(b) of the Conservation Easement, or (iv) any entry or access to the Easement Property by Grantee for a purpose not described in the preceding sentence.

1. Access Procedure.

(a) All entry on and access to the Easement Property pursuant to this Exhibit G shall (A) be at reasonable times (except in cases where Grantee reasonably determines that immediate entry on the Easement Property is required in accordance with Section 7(a)(1) of the Conservation Easement), (B) be in accordance with Grantor’s then-current, reasonable requirements for entry on the Easement Property, and (C) not unreasonably interfere with Grantor’s authorized use and quiet enjoyment of the Easement Property. In addition, any invasive testing to be performed as part of a Routine Monitoring Activity shall be conducted in accordance with Grantor’s then-current, reasonable invasive testing requirements and procedures. Grantor shall have the right to have one (1) or more representatives accompany Grantee during any entry on and period of access to the Easement Property.

(b) If Grantee desires to enter on and access the Easement Property for a Routine Monitoring Activity, then Grantee shall provide Grantor with an Access Notice at least forty-eight (48) hours prior to the date Grantee desires to enter on the Easement Property. For all access proposed pursuant to this Exhibit G, Grantee shall prominently indicate on the Access Notice that the access is for a Routine Monitoring Activity and requires prompt consideration by Grantor. In addition, Grantor may, from time to time, specify a particular address or other method of delivery, in addition to the notice addresses set forth in Section 18 of the Conservation Easement, to which Grantee shall deliver all Access Notices sent pursuant to this Exhibit G. If, in Grantor’s reasonable determination, any activity described in the Access Notice does not constitute a Routine Monitoring Activity or there are operational, safety or other reasonable impediments to the entry and access proposed by Grantee, then Grantor may respond, either verbally or in writing, to Grantee within such forty-eight (48) hour period to identify such concerns or impediments in reasonable detail, and the Parties shall cooperate with one another to address Grantor’s concerns about the proposed activities and to develop a reasonable schedule and manner of entry on and access to the Easement Property that reasonably addresses the impediments identified by Grantor.

Exhibit G, Page 1

2. Meet-and-Confer. In order to help facilitate the Parties’ scheduling processes, at the request of either Party, the Parties shall meet and confer approximately once per quarter or more frequently as needed (on such date and at such time and venue mutually acceptable to the Parties) regarding Grantee’s proposed schedule of Routine Monitoring Activities for the upcoming quarter so that Grantor may attempt to identify potential impediments prior to Grantee’s delivery of an Access Notice (each such meeting, a “Quarterly Meeting”). The Parties may elect to conduct such Quarterly Meeting by telephone or online audio-visual conferencing software.

3. Conservation Easement. Any entry on and access to the Easement Property not otherwise defined as a Routine Monitoring Activity shall be subject to the access provisions of the Conservation Easement, including, but not limited to, Section 7 therein.

Exhibit G, Page 2

EXHIBIT H

List of Assessor’s Parcel Numbers

241-080-09 (ptn)

241-080-10 (ptn)

254-020-01 (ptn)

254-020-02 (ptn)

254-020-03 (ptn)

254-020-04

254-020-05 (ptn)

254-020-06 (ptn)

254-020-07 (ptn)

254-020-08 (ptn)

254-020-09

254-020-10

254-020-11

254-040-01

254-040-02

254-040-07

254-040-30

254-040-31

255-010-08 (ptn)

255-010-09

255-040-03

255-040-04

255-060-08

Exhibit H

Recording Requested by CHICAGO TITLE COMPANY Order No. 55021995-CW/MB
Recording requested by and when recorded mail to:
Gibson, Dunn & Crutcher LLP 333 South Grand Avenue, 49th Floor Los Angeles, CA 90071-3197 Attn: Thomas J.P. McHenry, Esq.

APNs: Listed on the attached Exhibit H

Space above this line reserved for Recorder’s use

Documentary Transfer Tax not shown

pursuant to Section 11932 of the Revenue

and Taxation Code, as amended.

DEED OF CONSERVATION EASEMENT

AND AGREEMENT CONCERNING EASEMENT RIGHTS

(OLD HEADQUARTERS)

THIS DEED OF CONSERVATION EASEMENT AND AGREEMENT CONCERNING EASEMENT RIGHTS (this “Conservation Easement”) is made this 28th day of February, 2011 (the “Agreement Date”), by TEJON RANCHCORP, a California corporation (“Grantor”), in favor of the TEJON RANCH CONSERVANCY, a California nonprofit public benefit corporation (“Grantee”). Grantor and Grantee are sometimes referred to in this Conservation Easement collectively as the “Parties” and individually as a “Party.”

RECITALS

A. Grantor is the sole owner in fee simple of certain real property containing approximately 26,717 acres, located in the County of Kern, State of California, as more particularly described in Exhibit A attached hereto, and depicted for illustrative purposes only on the map attached hereto as Exhibit B (the “Easement Property”).

B. The Easement Property is part of a larger property commonly known as “Tejon Ranch,” which comprises approximately 270,000 acres located in Los Angeles and Kern Counties and is depicted for illustrative purposes only on the map attached hereto as Exhibit C (“Tejon Ranch”). Tejon Ranch was, as of the effective date of the Ranch Agreement (defined below), owned in whole by Grantor. Historic ranch uses, dating back to 1843, have largely sustained a natural landscape on Tejon Ranch. Grantor has agreed to convey conservation easements over various portions of Tejon Ranch, including, but not limited to, the Easement Property, in accordance with the terms and conditions of that certain Tejon Ranch Conservation and Land Use Agreement, dated June 17, 2008 (as the same may be amended from time to time, the “Ranch Agreement”), by and among Natural Resources Defense Council, Inc., a New York nonprofit corporation; National Audubon Society, Inc., a New York nonprofit corporation, doing business in California as Audubon California; Planning and Conservation League, a California nonprofit public benefit corporation; Sierra Club, a California nonprofit public benefit corporation; and Endangered Habitats League, Inc., a California nonprofit public benefit corporation (each, a “Resource Organization” and collectively, the “Resource Organizations”); Grantor; Grantee; and Tejon Ranch Co., a Delaware corporation. On April 8, 2009, a Memorandum of the Ranch Agreement was recorded in the Official Records of Kern County as Instrument No. 0209049434, and on April 29, 2009, a Memorandum of the Ranch Agreement was recorded in the Official Records of Los Angeles County as Instrument No. 20090626840. The objective of the Ranch Agreement is to maintain the bulk of Tejon Ranch in its unaltered condition and, as appropriate, to enhance and restore natural resource values. The portions of Tejon Ranch over which Grantor has conveyed or may convey conservation easements pursuant to the Ranch Agreement (excluding any Unpurchased Acquisition Areas) are collectively referred to in this Conservation Easement as the “Conserved Lands.” The Conserved Lands are depicted for illustrative purposes only on the map attached hereto as Exhibit C.

C. The Conserved Lands will be managed pursuant to a Ranch-Wide Management Plan or RWMP (as defined in Section 1(gggg)) that will be developed by Grantor and Grantee and adopted by Grantee in accordance with Section 3 of the Ranch Agreement. Effective September 18, 2009, Grantee adopted the Interim RWMP in accordance with Section 3.2 of the Ranch Agreement (the “Interim RWMP”), which will be in effect until the initial RWMP is adopted in accordance with Section 3.3 of the Ranch Agreement.

D. The Easement Property possesses significant natural resource and conservation values that are of great importance to Grantor, Grantee and the people of the State of California. The natural resource and conservation values include all of the following (collectively referred to in this Conservation Easement as the “Conservation Values”):

1. The Easement Property contains open space land important to maintaining various natural communities, including, but not limited to, grasslands supporting diverse native forbs, riparian habitats, oak savannah and oak woodlands.

2. The natural communities and habitats on the Easement Property are largely devoid of significant human alterations, and thus support intact ecosystem processes on which the communities and species on the Easement Property are dependent.

3. The Easement Property supports all or part of numerous intact watersheds, including, but not limited to, Chanac Creek, Tejon Creek, Cedar Creek, El Paso Creek, Tunis Creek and Pastoria Creek. The watersheds on the Easement Property support natural watershed functions and high quality aquatic, wetland, and riparian habitats.

4. The Easement Property provides significant regional landscape connectivity functions, and its protection will ensure that these functions will be maintained and this area and its existing features will be available for its natural habitat values.

5. The Easement Property supports diverse and sensitive flora and fauna dependent on its high quality natural communities, functional watersheds, intact ecosystem processes, and landscape connectivity, including San Joaquin kit fox, San Joaquin pocket mouse, American badger, blunt-nosed leopard lizard, western spadefoot, calico monkey flower, Comanche Point layia, striped adobe lily, Bakersfield cactus. Piute Mountains navarretia, and Tejon poppy. Protection of the Easement Property also helps support numerous other species dependent on its habitats, food resources, and water supplies.

6. The Easement Property contains outstanding native wildflower displays and iconic oak woodland and grassland scenic landscapes and the protection of the Easement Property will provide a significant public benefit by preserving open space against development pressure and will protect scenic qualities unique to the area.

7. The Easement Property contains important cultural and historic resources such as the site of a major Native American village, an historic Native American school house and cemetery, significant numbers of bedrock mortars, and a historic route over the Tehachapi Mountains, and the protection of the Easement Property will provide a significant public benefit by ensuring the preservation of these resources.

E. Grantor intends that the Conservation Values of the Easement Property be preserved, maintained and protected, and, consistent with the terms of this Conservation Easement, restored and enhanced, in perpetuity, subject to the terms and conditions of this Conservation Easement. To accomplish the Conservation Purpose (as defined in Section 2(a)), Grantor desires to convey to Grantee and Grantee desires to obtain from Grantor a conservation easement that restricts certain uses of the Easement Property and grants certain rights to Grantee in order to preserve, maintain, protect, identify, monitor, restore and enhance in perpetuity the Conservation Values, the terms of which are set out in more detail below.

F. The protection of the Conservation Values by this Conservation Easement serves important state and local policies and provides significant public benefit to the people of the State of California. In addition, the grant of this Conservation Easement will further the conservation policies set forth in the following:

Section 815 of the California Civil Code, in which the California Legislature has declared: (1) that “the preservation of land in its natural, scenic, agricultural, historical, forested, or open-space condition is among the most important environmental assets of California”; and (2) that it is “in the public interest of this state to encourage the voluntary conveyance of conservation easements to qualified nonprofit organizations”;

The California Wildlife Conservation Law of 1947 (codified in Chapter 4 of Division 2 of the California Fish and Game Code, commencing with Section 1300); and

The Safe Drinking Water, Water Quality and Supply, Flood Control, River and Coastal Protection Bond Act of 2006 (Proposition 84, Public Resources Code Section 75055), which recognizes the value and public benefit of, and provides funding for the acquisition, development, rehabilitation, restoration, and protection of wildlife habitat that promotes the recovery of threatened and endangered species; provides corridors linking separate habitat areas to prevent habitat fragmentation; protects significant natural landscapes and ecosystems such as mixed conifer forests, oak woodlands, riparian and wetland areas; and implements the recommendations of the California Comprehensive Wildlife Strategy, as submitted in October 2005 to the United States Fish and Wildlife Service.

G. Grantee has entered into California Wildlife Conservation Board Grant Agreement No. WC-1041JW (the “WCB Grant Agreement”), a copy of which has been provided to Grantor, pursuant to which the California Wildlife Conservation Board (“WCB”) provided funding for the acquisition of this Conservation Easement. A notice of the WCB Grant Agreement is being recorded in Kern County concurrently herewith. Among other conditions, the WCB Grant Agreement requires that representatives of WCB have the right to enter upon the Easement Property once every year to assess compliance with the WCB Grant Agreement, which access is provided for in this Conservation Easement. Pursuant to the WCB Grant Agreement, if Grantee violates any essential terms or conditions of the WCB Grant Agreement, then WCB may require Grantee to convey its interest in this Conservation Easement to the State of California, acting by and through WCB, or another qualified entity.

H. Grantee is a nonprofit public benefit corporation incorporated under the laws of the State of California as a tax-exempt corporation described in Section 815.3 of the California Civil Code, qualified under Section 501(c)(3) of the Internal Revenue Code and the regulations promulgated thereunder, and organized to preserve, enhance and restore the native biodiversity and ecosystem values of Tejon Ranch and the Tehachapi Range by engaging in charitable and educational activities within the meaning of Section 501(c)(3) of the Internal Revenue Code that further the preservation, protection, or enhancement of land in its natural, scenic, historical, agricultural, forested, or open-space condition or use.

GRANT OF EASEMENT AND AGREEMENT

In consideration of the recitals set forth above and in consideration of the mutual covenants, terms, conditions, and restrictions contained in this document and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and pursuant to California law, including Civil Code Section 815 et seq., Grantor hereby voluntarily grants and conveys to Grantee, and to Grantee’s successors and assigns, and Grantee hereby accepts, a conservation easement in perpetuity in, on, over, and across the Easement Property, subject to the following covenants, terms, conditions and restrictions:

1. Definitions. As used in this Conservation Easement, the following terms shall have the meanings set forth below.

(a) “Access Notice” means a written notice delivered to Grantor by a Requesting Party in accordance with Section 7(a)(1), which notice shall include (i) a detailed description of the purpose for entry on the Easement Property, (ii) the specific areas of the Easement Property to be accessed, (iii) the proposed date(s) of entry on and duration of access to the Easement Property, and (iv) the number of persons who would enter on and access the Easement Property.

(b) “Activity Notice” means a written notice delivered to Grantor by Grantee in accordance with Section 7(c), which notice shall include (i) the proposed Conservation Activity, (ii) a detailed description of the nature, scope, location and purpose of the proposed Conservation

Activity (including any proposed building, structure or improvement permitted by Section 7(d) and proposed by Grantee in connection with such Conservation Activity), (iii) a schedule of the work or activities to be performed or conducted on the Easement Property, and (iv) a list of the names of any contractors or other parties and persons who would perform the Conservation Activity.

(c) “Additional Area” has the meaning set forth in Section 6(b)(2)(R).

(d) “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, another Person. For purposes of this definition, control means the ability to direct or cause the direction of the management and policies of another Person, including, but not limited to, by contract, by ownership of its voting securities or membership interests, by having the right to designate or elect members of its governing body, or otherwise. For purposes of this Conservation Easement, a Person is “Affiliated” with another Person if any one or more officers, directors, employees, partners, members or shareholders of either such Person control the other Person.

(e) “Agreement Date” has the meaning set forth in the Preamble.

(f) “Allowed Diversion Facilities” means:

(i) diversion facilities on the Easement Property that exist as of the date of the Ranch Agreement;

(ii) new or modified diversion facilities used for surface water diversions on the Easement Property authorized pursuant to Approved Water Rights Permits;

(iii) new or modified water collection and distribution equipment that is used solely for the purpose of watering Livestock or wildlife within the Easement Property (e.g., pipelines, troughs and stock ponds); and

(iv) other new or modified diversion facilities, provided that (A) the total amounts of surface water diversions that can be made by the facilities being added or modified will not be greater than the amounts that can be made by those diversion facilities being modified or replaced, (B) Grantor will use BMPs in the location, design and construction of such facilities as reasonably determined by Grantee; and (C) either (1) the water diverted through such new or modified diversion facilities will be applied only to beneficial uses within the boundaries of Tejon Ranch, or (2) Grantee determines that the use of the diverted water outside the boundaries of Tejon Ranch will not Significantly Impair Conservation Values as compared to the Conservation Values that exist as of the date of the Ranch Agreement, which determination shall not be unreasonably withheld.

(g) “Applicable Laws” means any one or more present and future laws, ordinances, rules, regulations, permits, authorizations, orders and requirements, to the extent applicable to the Parties or to the Easement Property or any portion thereof, whether or not in the present contemplation of the Parties, including, but not limited to, all consents, authorizations or approvals (including Project Approvals) obtained from, and all statutes, rules and regulations of, and all building, zoning and other laws of, any Resource Agency and all other federal, state, regional, county and municipal governments, the departments, bureaus, agencies or commissions thereof, authorities, boards of officers, any national or local board of fire underwriters, or any other body or bodies exercising similar functions, having or acquiring jurisdiction of, or which may affect or be applicable to, the Easement Property or any part thereof, including, but not limited to, any subsurface area, the use thereof and of the buildings and improvements thereon.

(h) “Approved Water Rights Permits” means (i) water right Permits 21178, 21179, 21180, 21181, 21182, 21183, 21184, 21189, 21190, 21191, and 21192 issued by the State Water Resources Control Board and California Department of Fish and Game Agreement Nos. 2006-0157-R4 and 2006-0184-R4, as such permits and agreements exist as of the date of the Ranch Agreement, and (ii) any amendment or revision to, or replacement of, any of these permits or agreements that does not increase the amount of surface water that may be diverted under these permits and agreements as they exist as of the date of the Ranch Agreement.

(i) “Best Management Practices” or “BMPs” means practices and procedures established in the RWMP that apply to the exercise of the Reserved Rights, other than the Core Activities (except as specifically noted in Section 6(b)(1)(E)), on the Conserved Lands and are (i) based on the best available scientific information, (ii) feasible, both economically and technologically, (iii) reasonable and practicable methods to reduce or minimize adverse impacts to natural resources and conservation values resulting from those activities that are subject to BMPs, (iv) consistent with the applicable Management Standard, and (v) with respect to the Initial Stewardship Standard and the Long-Term Stewardship Standard, reasonably necessary to achieve such Management Standard.

(j) [Intentionally Omitted]

(k) “California State Parks” has the meaning set forth in Section 14(e)(1).

(1) “CEQA” means the California Environmental Quality Act (California Public Resources Code Section 21000 et seq.) and the guidelines thereunder (14 California Code of Regulations Section 15000 et seq.).

(m) “CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. Section 9601 et seq.).

(n) “Claims” means any and all liabilities, penalties, costs, losses, damages, expenses (including, but not limited to, reasonable attorneys’ fees and experts’ fees), causes of action, claims, demands, orders, liens or judgments.

(o) “Communications Infrastructure” means telecommunications lines and associated facilities, and other similar improvements for communications.

(p) “Conservation Activity” has the meaning set forth in Section 7(b).

(q) “Conservation Easement” has the meaning set forth in the Preamble.

(r) “Conservation Purpose” has the meaning set forth in Section 2(a).

(s) “Conservation Values” has the meaning set forth in Recital D.

(t) “Conserved Lands” has the meaning set forth in Recital B.

(u) “Consulting Expert” means a duly qualified expert in the subject matter of an alleged violation of this Conservation Easement, who is agreed upon by the Parties.

(v) “Contract Violation” means an Existing Contract Violation, a New Contract Violation, or any violation of any provision of this Conservation Easement that includes an obligation of Grantor to cause a third party to comply with any requirement of this Conservation Easement.

(w) “Core Activities” has the meaning set forth in Section 6(b)(1).

(x) “Defaulting Party” has the meaning set forth in Section 9(a).

(y) “Designated Area” means the Designated Farm Area or the Designated Oil and Gas Area.

(z) “Designated Area Standards” means, collectively, the Farm Area Standard and the Oil and Gas Area Standard.

(aa) “Designated Farm Area” means that portion of the Easement Property designated on Exhibit D as the Designated Farm Area.

(bb) [Intentionally Omitted]

(cc) “Designated Oil and Gas Area” means that portion of the Easement Property designated on Exhibit D as the Designated Oil and Gas Area.

(dd) [Intentionally Omitted]

(ee) “Development Areas” means the following area(s) generally depicted on Exhibit E: (i) Bakersfield National Cemetery; (ii) Centennial; (iii) Grapevine; (iv) Tejon Industrial Complex; (v) Tejon Mountain Village; and (vi) TRC Headquarters.

(ff) “Disputed Terms” has the meaning set forth in Section 24(d).

(gg) “Disturbance Areas” means those portions of the Easement Property generally depicted on Exhibit F as Disturbance Areas B and D, the precise boundaries of which shall conform to the boundaries depicted on Exhibits F-1 and F-2, with such minor modifications to such boundaries as Grantor and Grantee may mutually agree.

(hh) “Easement Property” has the meaning set forth in Recital A.

(ii) “Environmental Laws” includes, but is not limited to, CERCLA, RCRA, HTA, HCL, HSA, and any other federal, state, local or administrative agency statute, ordinance, rule, regulation, order or requirement relating to pollution, protection of human health or safety, the environment or Hazardous Materials.

(jj) “Excluded Transfer” means any one of the following types of transfer of the fee interest in the Easement Property or any part thereof:

(1) Any transfer to a Related Party;

(2) Any transfer in the nature of foreclosure or deed in lieu of foreclosure of a deed of trust or mortgage encumbering the Easement Property;

(3) Any transfer to a public entity or to a nonprofit entity of the type described in Section 815.3 of the California Civil Code; or

(4) Any transfer that is exempt from a “Change of Ownership” reassessment under California Revenue and Taxation Code Section 60 and implementing regulations.

(kk) “Existing Condition” means a biological or physical condition in a Mitigation Area that actually exists at the time of a Mitigation Area Approval; provided, however, an Existing Condition does not include the potential for future changes to the biological or physical condition of a Mitigation Area that could result, but have not actually occurred, from implementation of BMPs or other provisions of the RWMP.

(ll) “Existing Contract” means a contract that permits the use by a third party, or requires the use by Grantor, of the Easement Property, or a portion thereof (including, but not limited to, a lease or an easement) entered into prior to the date of the Ranch Agreement, including any Required Extension.

(mm) “Existing Contract Violation” means a violation of the terms of an Existing Contract after the Agreement Date, by a party to the Existing Contract other than Grantor, that will Significantly Impair the Conservation Values and that, if performed by Grantor, would constitute a violation of the terms of this Conservation Easement.

(nn) “Existing Easement” means an Existing Contract that is an easement.

(oo) “Farm Area Standard” is the Management Standard that applies to the establishment of BMPs in the RWMP, and the subsequent implementation of such BMPs for farming-related uses permitted pursuant to Section 6(b)(2)(B) in the Designated Farm Area. Under the Farm Area Standard, farming and related activities permitted by Section 6(b)(2)(B), expansion or construction of new Incidental Ranch Facilities within the Designated Farm Area permitted by Section 6(b)(2)(I) and other actions subject to the Farm Area Standard under this Conservation Easement shall be subject only to BMPs that do not substantially adversely affect Grantor’s economic use of the Designated Farm Area for uses permitted by Section 6(b)(2)(B).

(pp) “Finally Granted” means, with respect to any Project Approval, that such Project Approval has been given (and, if applicable, any necessary ordinance, resolution or similar legislative action granting or ratifying the giving of such approval has been adopted) and all applicable appeal periods for the filing of any administrative appeal, and statutes of limitation for the filing of any judicial challenge of such approval shall have expired and no such appeal or challenge shall have been filed, or if any administrative appeal or judicial challenge is filed, such approval shall either (i) have been upheld without modification, imposition of conditions or other change by a final decision in the final such appeal or challenge that is timely filed, or (ii) upheld with modification, imposition of conditions or other change by a final decision that is subsequently relied upon to proceed with development authorized by the Project Approval as finally issued. The statute of limitations for the filing of any judicial challenge shall be deemed to be (A) one hundred eighty (180) days as to any Initial Entitlement, and (B) one (1) year as to any other Project Approval, except that Owner Designee may, in its sole discretion, by notice to Grantee, waive the requirement that the statute of limitations. for the filing of any judicial challenge shall have expired, and designate any Project Approval that has been given as having been Finally Granted.

(qq) “Governmental Agency” and “Governmental Agencies” means any public or quasi-public agency, board, body, bureau, commission, department, office or other authority created or authorized by any federal, state, regional or local statute, ordinance, government or governmental body, including Resource Agencies, cities, counties, and other political subdivisions.

(rr) “Grantee” has the meaning set forth in the Preamble and in Section 25(n).

(ss) “Grantee Indemnified Parties” means, collectively, Grantee and its directors, officers, employees, agents, contractors, and representatives and the heirs, representatives, successors and assigns of each of them.

(tt) “Grantor” has the meaning set forth in the Preamble and in Section 25(n).

(uu) “Grantor Indemnified Parties” means, collectively, Grantor and its directors, officers, employees, agents, contractors, and representatives and the heirs, representatives, successors and assigns of each of them.

(vv) “Hazardous Materials” includes, but is not limited to, (i) material that is flammable, explosive or radioactive; (ii) petroleum products, including by-products and fractions thereof; and (iii) hazardous materials, hazardous wastes, hazardous or toxic substances, or related materials defined in CERCLA, RCRA, HTA, HSA, HCL, and in the regulations adopted and publications promulgated pursuant to them, or any other applicable Environmental Laws now in effect or enacted after the Agreement Date.

(ww) “HCL” means the Hazardous Waste Control Law (California Health & Safety Code Section 25100 et seq.).

(xx) “HSA” means the Carpenter-Presley-Tanner Hazardous Substance Account Act (California Health & Safety Code Section 25300 et seq.).

(yy) “HTA” means the Hazardous Materials Transportation Act (49 U.S.C. Section 5101 et seq.).

(zz) “Incidental Ranch Facilities” means all facilities not otherwise described in Section 6(b) that are incident to a Reserved Right, including, but not limited to, squeezes, loading chutes, holding and feeding fields, corrals, barns, shop and storage buildings, sewage disposal facilities and systems, water distribution and irrigation facilities, Livestock and wildlife watering facilities (including impoundments and related water distribution facilities) and Infrastructure.

(aaa) “Infrastructure” means streets, roads and bridges; transit and transportation facilities; water supply lines and water resource systems; storm drains and sewers; wastewater lines and wastewater management systems; power transmission lines and other associated facilities; oil and gas pipelines and associated facilities; Communications Infrastructure; and other similar improvements, utilities and facilities, but excluding power generation facilities (except in the Designated Areas, within which power generation facilities, to the extent reasonably necessary to serve the uses permitted by Section 6(b)(2)(B) or Section 6(b)(2)(E), shall be included as Infrastructure).

(bbb) “Initial Entitlements” means county approval of a specific plan (or comparable plan) following certification of environmental review pursuant to CEQA.

(ccc) “Initial Period” means the period commencing on the Agreement Date and continuing until June 17, 2013.

(ddd) “Initial Stewardship Standard” is the Management Standard that applies during the Initial Period (except where the Farm Area Standard or Oil and Gas Area Standard applies), the purpose of which is to preserve the Conservation Values existing as of the Effective Date of the Ranch Agreement. The Interim RWMP sets forth BMPs established consistent with the Initial Stewardship Standard.

(eee) “Interim RWMP” has the meaning set forth in Recital C.

(fff) “Livestock” means animals typically kept on a farm or ranch, including, but not limited to, cattle, swine, poultry, horses, sheep and goats.

(ggg) “Long-Term Stewardship Standard” is the Management Standard that applies following the Initial Period (except where the Farm Area Standard or Oil and Gas Area Standard applies) and shall be at least as protective of Conservation Values as the Initial Stewardship Standard. Under the Long-Term Stewardship Standard, establishment and implementation of BMPs and identification and implementation of Conservation Activities and other actions subject to this standard shall be consistent with the requirements of this Conservation Easement, the requirements for the RWMP set forth in Article 3 of the Ranch Agreement, and the following principles: (i) the continued economic use of the Conserved Lands, as a whole, will be respected, (ii) over time the goal is that the native biodiversity and ecosystem values of the Conserved Lands will be enhanced, (iii) high priority areas of particular sensitivity identified in the RWMP will be the focus of Grantee’s Conservation Activities, and in such areas, the Conservation Purpose will take precedence over economic uses, (iv) the enhanced biological and physical conditions resulting from previously approved Conservation Activities within such areas will be maintained, and (v) Conservation Activities shall be carefully coordinated with Grantor’s use of the Easement Property and then-existing leases, easements and other agreements.

(hhh) “Management Standard” means the applicable standard governing the establishment of BMPs in the RWMP, and the subsequent implementation of such BMPs and, where applicable, the identification in the RWMP and the implementation of Conservation Activities and other actions subject to such standard. The Management Standards are, collectively, the Initial Stewardship Standard, the Long-Term Stewardship Standard, the Farm Area Standard, and the Oil and Gas Area Standard.

(iii) [Intentionally Omitted]

(jjj) “Mitigation” means any action required to be taken, or any negative covenant or restriction required to be imposed, in or on, or fee transfer of, any Mitigation Area(s) to satisfy a requirement or condition of a Project Approval (or any similar approval relating to a Potential Project) or an approval relating to the exercise of a Reserved Right, to mitigate or compensate for or otherwise offset natural resource impacts of the Project, Potential Project or Reserved Right. The Parties expect that Mitigation will be consistent with and advance the goals and principles of the RWMP; however, actual Mitigation requirements and conditions will be established and enforced by the Resource Agencies.

(kkk) “Mitigation Area” means any area or areas within the Easement Property designated for Mitigation purposes as provided in Section 3.10 of the Ranch Agreement and approved by the Resource Agency or Agencies imposing the Mitigation requirement(s). Mitigation Areas also include areas that have been previously restricted or transferred as Mitigation.

(lll) “Mitigation Area Approval” means a Resource Agency action identifying a Mitigation Area as the approved location of Mitigation activity.

(mmm) “Mitigation Implementation Period” means a five (5) year period following the date on which each Project Approval has been Finally Granted, which Project Approval requires Mitigation activities, unless Grantee and Owner Designee mutually agree to an alternate period.

(nnn) “Mitigation Transition Period” means a period that commences on the date that is two (2) years prior to the end of a Mitigation Implementation Period.

(ooo) “New Contract” means a contract that permits the use of the Easement Property, or a portion thereof, including, but not limited to, a lease or an easement, entered into after the date of the Ranch Agreement, but excluding any Required Extension of an Existing Contract.

(ppp) “New Contract Violation” means a violation of the terms of this Conservation Easement, by a party to a New Contract other than Grantor, that will Significantly Impair the Conservation Values of the Easement Property.

(qqq) “New Surface Water Diversions” means any diversions on the Easement Property of naturally occurring surface water flows other than diversions of such surface water flows by Allowed Diversion Facilities.

(rrr) “Non-Defaulting Party” has the meaning set forth in Sections 9(a) and 9(b).

(sss) “Notice of Violation” means a written notice delivered to a Party pursuant to Section 9(a) or Section 9(b) that contains a reasonably detailed description of the alleged or threatened violation.

(ttt) “Oil and Gas Area Standard” is the Management Standard that applies to the establishment of BMPs in the RWMP, and the subsequent implementation of such BMPs for oil, gas and hydrocarbon extraction-related uses permitted pursuant to Section 6(b)(2)(E) in the Designated Oil and Gas Area. Under the Oil and Gas Area Standard, drilling, exploration, development and extraction of oil, gas and hydrocarbons and related surface uses permitted by Section 6(b)(2)(E), expansion or construction of new Incidental Ranch Facilities within the Designated Oil and Gas Area permitted by Section 6(b)(2)(I) and other actions subject to the Oil and Gas Area Standard under this Conservation Easement shall be subject only to BMPs that do not substantially adversely affect Grantor’s economic use of the Designated Oil and Gas Area for uses permitted by Section 6(b)(2)(E).

(uuu) “Owner Designee” means the Tejon Ranch Co., a Delaware corporation; provided, however, that from time to time on or after January 1, 2022, if Owner Designee, itself or through its Affiliates, does not own the fee interest in substantially all of Tejon Ranch, then Owner Designee shall have the right, but not the obligation, upon notice to Grantee and the Third Party Beneficiary and subject to the provisions of Section 3.13 of the Ranch Agreement, to designate a new Owner Designee who must be a single Person then owning the fee interest in any substantial portion of the Conserved Lands, or an entity formed by Tejon Ranch Co. or its successor to act as Owner Designee.

(vvv) “Party” and “Parties” have the meanings set forth in the Preamble.

(www) “Person” means any individual, general partnership, limited partnership, limited liability company, corporation, joint venture, trust, estate, cooperative, association or other entity, whether domestic or foreign, and any Governmental Agency.

(xxx) “Potential Project” means any permitting, entitlement, development, use, improvement, maintenance, repair, replacement and/or alteration, in any fashion, of an Unpurchased Acquisition Area, other than a Project.

(yyy) “Prohibited Uses” has the meaning set forth in Section 5.

(zzz) “Project” means any permitting, entitlement, development, use, improvement, maintenance, repair, replacement and/or alteration, in any fashion, of: (i) Development Areas, (ii) the Conserved Lands, as may be allowed under the terms of the Ranch Agreement or any applicable conservation easement, or (iii) an Unpurchased Acquisition Area, as would be allowed in the Conserved Lands consistent with the applicable terms of Section 3.5 of the Ranch Agreement.

(aaaa) “Project Approval” and “Project Approvals” means, in connection with any Project (or any phase of a Project) any authorization, approval, determination, agreement,

entitlement or permit that may be sought or obtained from any Governmental Agency having jurisdiction over any aspect of a Project, including, but not limited to, Initial Entitlements, CEQA determination, development agreement, specific plan, parcel or subdivision map, zoning approval or determination, conditional use approval, grading permit, or the like. Without limiting the generality of the foregoing, Project Approvals include Resource Agency approvals related to a Project, including the approval of the holder and/or form of a conservation easement for Mitigation Areas required pursuant to a permit or approval, and may include: (i) Habitat Conservation Plans to be obtained from the United States Fish and Wildlife Service (“USFWS”) pursuant to Section 10 of the Federal Endangered Species Act (16 U.S.C. Section 1531 et seq.) (“ESA”) and biological opinions to be obtained from USFWS pursuant to Section 7 of the ESA; (ii) permits to be obtained from the United States Army Corps of Engineers under Section 404 of the Federal Clean Water Act (“CWA”); (iii) streambed alteration agreements and California Endangered Species Act permits and agreements to be obtained from the California Department of Fish and Game; (iv) CWA Section 401 certifications and water quality permits under the Porter-Cologne Water Quality Control Laws (“Porter-Cologne”), and stormwater control plans and permits required under the CWA and Porter-Cologne, from the Regional Water Quality Control Boards subject to review by the State Water Resources Control Board; and (v) natural resource mitigation measures established by a CEQA lead or responsible agency for any Project.

(bbbb) “Proposed Plan” has the meaning set forth in Section 24(a).

(cccc) “Public” means any person who is not (i) an agent or employee of Grantor or Grantee, (ii) an employee of any Governmental Agency while engaged in the conduct of their official duties for such Governmental Agency, (iii) a tenant, occupant or easement holder that claims a right, or interest in the Easement Property by or through Grantor, or (iv) a licensee or invitee of Grantor.

(dddd) “Public Access” has the meaning set forth in Section 8(a).

(eeee) “Public Access Plan” has the meaning set forth in Section 8(a).

(ffff) “Ranch Agreement” has the meaning set forth in Recital B.

(gggg) “Ranch-Wide Management Plan” or “RWMP” means the management plan for the Conserved Lands that will be developed by Grantor and Grantee and adopted by Grantee in accordance with the terms of Article 3 of the Ranch Agreement, and includes the Interim RWMP, the initial RWMP and updates to the initial RWMP. Among other things, the RWMP shall (i) identify and assess the natural resource and conservation attributes of the Conserved Lands and opportunities for protection, enhancement and restoration of those natural resource and conservation attributes, (ii) establish sustainable strategies for the stewardship of the Conserved Lands with appropriate provision for both the protection of the natural resource and conservation values of the Conserved Lands and continued use of the Conserved Lands for the Reserved Rights, (iii) establish reasonable and economically feasible conservation goals and objectives for the Conserved Lands, all as more particularly described in Article 3 of the Ranch Agreement, and (iv) achieve such goals and objectives through the establishment of BMPs for permitted uses of the Easement Property, identifying appropriate Conservation Activities, and providing flexibility to implement BMPs and Conservation Activities in an adaptive fashion to achieve the RWMP conservation goals and objectives all in accordance with the applicable Management Standard.

(hhhh) “RCRA” means the Resource Conservation and Recovery Act of 1976 (42 U.S.C. Section 6901 et seq.).

(iiii) “Referee Sections” has the meaning set forth in Section 25(d).

(jjjj) “Related Party” means an entity that is an Affiliate of the transferor, or a successor entity to the transferor by way of merger, consolidation or other corporate reorganization, or an entity that acquires all or substantially all of the transferor’s capital stock or assets, or an entity that is the result of a spin-off of shares or assets of the transferor to the shareholders.

(kkkk) “Report” means that certain “Baseline Conditions Report” of the Easement Property, dated February 28, 2011.

(1111) “Requesting Party” has the meaning set forth in Section 7(a)(1).

(mmmm) “Required Extension” means an extension option contained in an Existing Contract that may be exercised without consent of Grantor by a party to the Existing Contract other than Grantor, and, following such exercise, is binding on all parties to the Existing Contract.

(nnnn) “Reserved Rights” means, collectively, all rights accruing from Grantor’s ownership of the Easement Property, including, but not limited to, the right to engage in or to permit or invite others to engage in all uses of the Easement Property, that are not prohibited or limited by, and are consistent with the Conservation Purpose of, this Conservation Easement, including, but not limited to, all activities expressly permitted in Section 6 or elsewhere in this Conservation Easement.

(oooo) “Resource Agency” or “Resource Agencies” means any Governmental Agency with discretionary approval authority over all or any portion of a Project (or Potential Project) insofar as that Project (or Potential Project) will or may adversely affect any natural resources, including, without limitation, a CEQA lead agency for any Project.

(pppp) “Resource Organization” and “Resource Organizations” have the meanings set forth in Recital B.

(qqqq) “Reviewable Aspect” has the meaning set forth in Section 24(a).

(rrrr) “Significantly Impair” means to injure, damage or make worse in some significant respect.

(ssss) “Taxes” means all taxes, assessments (general and special), fees, and charges of whatever description levied on or assessed against the Easement Property by competent authority, including any taxes imposed upon, or incurred as a result of, this Conservation Easement.

(tttt) “Tejon Ranch” has the meaning set forth in Recital B.

(uuuu) “Third Party Beneficiary” or “TPB” means that individual or entity identified and duly appointed by the Resource Organizations to exercise the rights and perform the obligations of the Third Party Beneficiary provided in this Conservation Easement, and who shall keep the Resource Organizations reasonably informed of its activities pursuant to this Conservation Easement. The Third Party Beneficiary may be changed upon not less than thirty (30) days prior written notice to Owner Designee and Grantee, duly signed and authorized by at least three (3) Resource Organizations, but in order for such notice to be effective, the notice must designate a replacement Third Party Beneficiary. The initial Third Party Beneficiary is National Audubon Society Inc., a New York nonprofit corporation d.b.a. Audubon California.

(vvvv) “TPB Enforceable Violation” means a violation of this Conservation Easement that (i) Significantly Impairs the Conservation Values of the Easement Property, (ii) does not relate to, or involve, the application of the BMPs or the Management Standards, and (iii) does not relate to or involve any interpretation, or question of the sufficiency or adequacy, of the BMPs, the RWMP, or the Management Standards. Without limiting the generality of the foregoing, an actual or threatened violation of the Prohibited Uses shall be a TPB Enforceable Violation.

(wwww) “Transfer Fee” has the meaning set forth in Section 14(c).

(xxxx) “UC” has the meaning set forth in Section 14(e)(2).

(yyyy) “Unpurchased Acquisition Area” has the meaning set forth in the Ranch Agreement.

(zzzz) “WCB” has the meaning set forth in Recital G.

(aaaaa) “WCB Disapproval Notice” has the meaning set forth in Section 24(b).

(bbbbb) “WCB Grant Agreement” has the meaning set forth in Recital G.

(ccccc) “Williamson Act Contract” means any contract entered into pursuant to the California Land Conservation Act of 1965 (California Government Code Section 51200 et seq.) or similar statute that affects all or a portion of the Easement Property.

2. Purpose.

(a) Conservation Purpose. The purposes of this Conservation Easement are to (i) ensure that the Easement Property will be retained forever in its natural, scenic, and open-space condition, (ii) preserve, protect, identify and monitor in perpetuity the Conservation Values of the Easement Property, (iii) prevent any activities on the Easement Property that will impair the Conservation Values of the Easement Property, and (iv) enhance and restore the Easement Property to the extent permitted by Section 7 (collectively, the “Conservation Purpose”), all subject to and in accordance with the terms of this Conservation Easement.

(b) Other Activities. Nothing in this Conservation Easement shall interfere with Grantor’s rights to perform the Core Activities. Subject to the preceding sentence, Grantor intends that this Conservation Easement will confine the uses of the Easement Property to those activities that are consistent with the Conservation Purpose. The Parties hereby acknowledge and agree that Grantor’s retention of the Reserved Rights (including, but not limited to, the right to perform the Core Activities) is consistent with the Conservation Purpose.

3. Grantee’s Rights. In order to accomplish the Conservation Purpose of this Conservation Easement, Grantor hereby grants the following rights to Grantee:

(a) Preserve and Protect. Grantee shall have the right as provided in this Conservation Easement to preserve and protect, in perpetuity, the Conservation Values of the Easement Property, subject to and in accordance with the terms and conditions of this Conservation Easement.

(b) Entry and Access. Grantee and Grantee’s employees, agents and contractors, shall have the right to enter upon the Easement Property in accordance with the procedure set forth in Section 7(a) in order to (1) conduct monitoring inspections and tests and other activities as may be reasonably appropriate for the purpose of evaluating and monitoring the Conservation Values of the Easement Property, to ascertain the success of Grantor and Grantee in achieving the Conservation Purpose, and to monitor Grantor’s compliance with the terms of this Conservation Easement (provided, however, that any invasive testing shall be conducted in accordance with Grantor’s reasonable, then-current invasive testing requirements and procedures), (2) enforce the terms of this Conservation Easement as set forth in Section 9, or (3) perform the Conservation Activities to the extent permitted under Section 7. Subject to the requirements of Section 8, Grantee and Grantee’s employees, agents and contractors, shall have the right to enter upon, and to grant revocable licenses to permit the Public to enter upon, the Easement Property for the purpose of implementing the Public Access Plan; provided, however, that any access to the Easement Property by Grantee or Grantee’s employees, agents or contractors to facilitate Public Access shall be in accordance with the procedure set forth in Section 7(a), except to the extent such access is specifically authorized in the Public Access Plan. WCB, its members, directors, officers, employees, agents, contractors and representatives shall also have the right to enter upon the Easement Property to assess compliance with the WCB Grant Agreement once every year, and, whenever there is a known or threatened violation of this Conservation Easement or the WCB Grant Agreement, at such additional times as WCB deems reasonably necessary to assess the known or threatened violation; provided, however, that any access to the Easement Property by WCB, its members, directors, officers, employees, agents, contractors and representatives, shall be in accordance with the procedure set forth in Section 7(a). To the extent possible, WCB will schedule its annual visit to occur concurrent with monitoring activities of Grantee.

(c) Enforcement. Subject to the first sentence of Section 2(b), and as provided more specifically in Sections 9 and 25(d), Grantee shall have the right to enforce the terms and conditions of this Conservation Easement, to prevent or enjoin any activity on, or use of, the Easement Property that is inconsistent with the terms of this Conservation Easement, and to require the restoration of such areas or features of the Easement Property that may be damaged by any such prohibited act or inconsistent use.

4. Baseline Conditions.

(a) Report. Grantor and Grantee acknowledge that the Report has been prepared and that the Report has been approved in writing by Grantor and Grantee. Grantor and Grantee shall each retain a copy of the Report, the Ranch Agreement and a schedule of Existing Contracts on file at their respective addresses for notices set forth in Section 18.

(b) Use of Report. The Parties agree that the Report contains an accurate representation of the biological and physical condition of the Easement Property (including all substantial improvements thereon) as of the Agreement Date, and of the then-current uses of the Easement Property. The Report is intended to serve as an objective, though non-exclusive, information baseline for monitoring compliance with the terms of this Conservation Easement.

(c) Other Evidence. Notwithstanding Section 4(b), if a dispute arises with respect to the nature and extent of the physical or biological condition of the Easement Property, the Parties shall not be foreclosed from utilizing any and all other relevant documents, surveys, or other evidence or information to assist in the resolution of the dispute.

5. Prohibited Uses.

(a) Any use of the Easement Property not authorized in this Conservation Easement is prohibited if such use is inconsistent with the Conservation Purpose (collectively, the “Prohibited Uses”). The Parties agree that Section 5(b) is not an exhaustive list of the Prohibited Uses and that there may be other uses not expressly listed therein that are inconsistent with the Conservation Purpose. Notwithstanding the foregoing, nothing in this Section 5 shall limit Grantor’s exercise of the Reserved Rights.

(b) Grantor and Grantee acknowledge and agree that the following uses and activities are inconsistent with the Conservation Purpose, and shall be prohibited on the Easement Property:

(1) Residential uses (including, but not limited to, the construction, placement or use of structures, trailers, motor homes or tents for residential use), except for residential use and occupancy by employees pursuant to Section 6(b)(2)(H); provided, however, that this Section 5(b)(1) shall not prohibit temporary lodging in the hunting cabins pursuant to Section 6(b)(2)(M), camping pursuant to Section 6(b)(2)(N), or other temporary residential use (if any) not inconsistent with the Conservation Purpose permitted by the RWMP that will not Significantly Impair Conservation Values;

(2) Commercial farming use, other than in the Designated Farm Area;

(3) Mineral exploration, development or extraction, except to the extent permitted in Section 14(d);

(4) Oil and gas exploration, development or extraction except to the extent permitted in the Designated Oil and Gas Area and in Section 14(d);

(5) Commercial feedlots, which are defined as permanently constructed confined areas or facilities that are used and maintained for purposes of engaging in feeding operations where any form of Livestock are concentrated and intensively fed for the purpose of rapid weight gain immediately prior to being slaughtered for consumption, or for the purpose of commercial egg or milk production; provided, however, that the foregoing shall not prohibit temporary confinement or supplemental feeding conducted by Grantor or a tenant of Grantor in the course of its customary and routine ranching operations;

(6) Recreational use of any motorized vehicles, including off-road vehicles, except where such use is in connection with wildlife management activities permitted under Section 6(b)(2)(C), private recreational use permitted under Section 6(b)(2)(N), or Public Access permitted under Section 8, and is confined to existing roadways and/or roadways constructed consistent with this Conservation Easement;

(7) Planting, introduction or dispersal of non-native or exotic plant species, other than in the Designated Farm Area, except to the extent permitted by the RWMP and reasonably necessary to further the Conservation Purpose;

(8) Introduction or dispersal of non-native animal species, other than Livestock and species introduced or dispersed to the extent permitted by Section 6(b)(2)(C) in connection with a hunting program, and except to the extent permitted by the RWMP and reasonably necessary to further the Conservation Purpose;

(9) Depositing or accumulation of soil, trash, ashes, refuse, waste, bio-solids of any other similar material, except as reasonably required under Applicable Laws or in the conduct of a Reserved Right;

(10) New Surface Water Diversions, except to the extent permitted by the RWMP and not inconsistent with the Conservation Purpose;

(11) Operation of a conservation or mitigation bank, or the sale or other transfer of conservation or mitigation “credits”;

(12) Industrial uses, except as permitted in Section 6, including, but not limited to, permitted oil, gas and hydrocarbon extraction within the Designated Oil and Gas Area as provided in Section 6(b)(2)(E), or as reasonably necessary to perform any Reserved Right;

(13) Commercial uses, except as permitted in Section 6 or as reasonably necessary to perform any Reserved Right;

(14) Construction or placement of any building, or any other structure or improvement, except as permitted in Sections 6 and 7;

(15) Development within any natural watercourse or natural lake for the purpose of hydroelectric power, fish farming, or any commercial purpose, except as permitted in Section 6, including, but not limited to Section 6(b)(1)(H);

(16) Placement of revetments, rip-rap, or other armoring in or along natural water courses, natural wetlands, or other natural bodies of water, except as permitted in Section 6 or as may be required as part of Mitigation or Conservation Activities permitted under this Conservation Easement;

(17) Taking or harvesting of timber, standing or downed, on the Easement Property, except for: (i) purposes of disease or insect control or to prevent property damage or personal injury as permitted in the RWMP or otherwise with the written consent of Grantee (provided, however, that Grantee’s consent shall not be required in an emergency situation where there is or reasonably may be imminent danger to life or property); (ii) collection of downed timber or branches as firewood for reasonable personal use on the Conserved Lands; (iii) cutting of timber within any Disturbance Area or Designated Area where and to the extent reasonably necessary to accommodate the exercise of any Reserved Right in the area in which cutting occurs; (iv) cutting of timber in other areas where and to the extent reasonably necessary to accommodate the exercise of a Reserved Right in that area provided that such cutting will not Significantly Impair Conservation Values; and (v) cutting of timber as permitted by the RWMP or otherwise with the written consent of Grantee provided that such cutting will not Significantly Impair Conservation Values; and

(18) Installation, establishment, or maintenance of any power generation equipment or facilities, except as permitted in Section 6(b)(2)(Q).

(c) Grantor shall not engage in or knowingly allow others to engage in any Prohibited Use on the Easement Property, except to the extent that an Existing Contract requires Grantor, or permits a party other than Grantor, to engage in any Prohibited Use. The Parties acknowledge that Grantee’s enforcement of an alleged violation of this Conservation Easement by a party other than Grantor to an Existing Contract or a New Contract is subject to the provisions of Section 9.

6. Grantor’s Reserved Rights.

(a) Permitted Uses. Grantor reserves to itself, and to its representatives, heirs, successors, and assigns, all of the Reserved Rights. Grantor’s exercise of the Reserved Rights consistent with Section 6(b) are agreed to be consistent with the Conservation Purpose and shall not be precluded, prevented, or limited by this Conservation Easement, except as specifically precluded, prevented or limited in Section 6(b). In addition, certain of the uses set forth in Section 6(b) shall be permitted only within Designated Areas for such uses as described below and depicted on the maps attached hereto as Exhibit D. The Parties agree that Section 6(b) is not an exhaustive list of the permitted uses or Reserved Rights, and that there may be uses not expressly listed therein that are consistent with the Conservation Purpose.

(b) Specific Reserved Rights. Without limiting Section 6(a), Grantor retains the right to use the Easement Property for the following uses:

(1) Core Activities. Grantor retains the right to perform, and to allow to be performed, the following activities (which are collectively referred to in this Conservation Easement as the “Core Activities”) on the Easement Property:

A. All activities reasonably required to comply with any and all Applicable Laws, except that Mitigation is subject to Section 6(b)(1)(B).

B. All activities reasonably required to perform any Mitigation. Provided, however, Grantor shall have no right to obtain Mitigation credit or satisfy any Mitigation requirement on account of: (i) the initial preservation, protection or conservation of the biological and physical conditions on the Easement Property existing as of the Effective Date of the Ranch Agreement through Grantee’s acquisition of this Conservation Easement, or (ii) any Existing Condition on the Easement Property, including, but not limited to, any Existing Condition resulting from implementation prior to the Mitigation Area Approval of Conservation Activities or BMPs, or (iii) any cure of, or corrective action necessitated by, any violation by Grantor of the terms of this Conservation Easement that Grantor has failed to cure or cause to be cured in accordance with Section 9 or a Contract Violation under an Existing Easement.

C. [Intentionally Omitted]

D. All activities of third parties permitted under, and all activities of Grantor reasonably required to comply with its obligations under, any Existing Contract.

E. Development of (i) Infrastructure as determined by Owner Designee to be reasonably required to serve a Potential Project in the White Wolf Acquisition Area (as defined in the Ranch Agreement); and (ii) Communications Infrastructure as determined by Owner Designee to be reasonably required to serve any Project or a Potential Project; provided, however, Owner Designee or Grantor, as applicable, will use good faith efforts in consultation with Grantee (and, during the Initial Period, the Resource Organizations) to avoid locating or, if not avoidable, to minimize the footprint of such Infrastructure within the Easement Property and to use BMPs in the design, construction and maintenance of such Infrastructure, subject in all events to the approval of Governmental Agencies and/or public utilities.

F. Entering into, terminating, amending or modifying any Williamson Act Contract; provided, however, that in no event shall any new Williamson Act Contract or any amendment or modification of an existing Williamson Act Contract allow or require any use of the Easement Property not otherwise permitted in this Conservation Easement, or require any modification of or amendment to this Conservation Easement.

G. The use, maintenance, repair, improvement, replacement and/or reconstruction, in its existing location, within its existing footprint and without a substantial increase in height, of all buildings, structures, fixtures, Infrastructure and other improvements, including, but not limited to, roads, signs and Incidental Ranch Facilities, existing on or within the Easement Property on the Agreement Date.

H. Subject to the last-sentence of this Section 6(b)(1)(H), the storage, extraction, transfer, use, purchase, sale, manipulation, development of subsurface flows, springs and percolating groundwater, treatment as may be required for potable or nonpotable uses, and/or distribution of any water, whether originating on or off Tejon Ranch, including, but not limited to:

(i) The perfection, severance, conveyance, impairment, or encumbrance of water or water rights appurtenant to Tejon Ranch;

(ii) The extraction or pumping of groundwater for beneficial use for any Reserved Right, subject to Section 6(c);

(iii) The banking of water in underground aquifers (groundwater banking), including alterations or improvements to the surface of the Easement Property only if Grantee determines, in its reasonable discretion, that the alteration or improvement will not Significantly Impair the Conservation Values;

(iv) The purchase, sale, conveyance, control, exchange, transfer or delivery of water (including groundwater), whether originating on or off Tejon Ranch, to any location on or off Tejon Ranch;

(v) The control of water-borne pests that may pose public health danger; and

(vi) The control of surface water (such as sandbagging of stormflows) or groundwater that may pose public health danger.

Core Activities do not include, and nothing in the foregoing provisions of this Section 6(b)(1)(H) shall be construed to authorize, any New Surface Water Diversions prohibited by Section 5(b)(10) or any changes to or expansion of native groundwater extraction practices within the Easement Property that are inconsistent with Section 6(c).

I. The posting and monitoring of the Easement Property to identify, prosecute and eject trespassers and other unpermitted users.

Grantor and Grantee acknowledge and agree that nothing contained in this Conservation Easement shall interfere, impair, limit or prohibit Grantor’s ability to perform, or allow to be performed, the Core Activities in, on, over and across the Easement Property, except as provided in Section 6(c).

(2) Ranch Uses.

A. Ranching/Livestock Management. Grantor retains the right to use, and to permit other parties to use, the Easement Property for commercial and non-commercial ranching and Livestock management activities, including, but not limited to, pasturing and grazing of Livestock, and holding and feeding pens for Livestock pending purchase or sale or for other Livestock management purposes or practices. Grantor shall perform, or cause to be performed, all such activities in accordance with BMPs established for such use in the RWMP. Notwithstanding anything to the contrary contained in this Conservation Easement, neither the BMPs nor the Long-Term Stewardship Standard shall cause Grantor to fail to meet the requirements to retain the Tejon Ranch brand.

B. Farming. Grantor retains the right to use, and to permit other parties to use, the Designated Farm Area for farming purposes, including, but not limited to, planting, cultivating and harvesting orchards, vineyards and row and grain crops, and related irrigation, pest control, use, handling, disposal of waste products, storage (including, but not limited to, cold storage), processing, packaging and distribution activities. Grantor shall perform, or cause to be performed, all such activities in accordance with BMPs established for such use in the RWMP.

C. Wildlife Management. Grantor retains the right to use, and to permit other parties to use, the Easement Property for activities intended to manage wildlife on the Easement Property, including, but not limited to, creating, operating and maintaining commercial and non-commercial hunting programs (including raising, lodging, introduction and dispersal of native species and pheasant (and other non-native species, subject to Grantee’s prior written approval, which shall not be unreasonably withheld) for purposes of hunting on the Conserved Lands), non-consumptive wildlife viewing, security and patrolling and related uses. Grantor shall perform, or cause to be performed, all such activities in accordance with BMPs established for such use in the RWMP. Such BMPs shall include, but not be limited to, a prohibition on the use of lead ammunition in connection with any permitted hunting on the Easement Property.

D. Filming. Grantor retains the right to use, and to permit other parties to use, the Easement Property for film and photography-related uses, including, but not limited to, the filming and staging of movies, television shows and commercials, photo shoots and still photography, and related uses. Grantor shall perform or cause to be performed all such activities in accordance with BMPs established for such use in the RWMP.

E. Oil, Gas and Hydrocarbon Extraction. Grantor retains the right to use, and to permit other parties to use, the Designated Oil and Gas Area for the drilling, exploration, development and extraction of oil, gas and hydrocarbons by any subsurface drilling and extraction methods, including related surface uses. Grantor shall perform, or cause to be performed, all such activities in accordance with BMPs established for such use in the RWMP.

F. [Intentionally Omitted]

G. Fuel Management. Grantor retains the right to perform, and to permit other parties to perform, activities intended to provide fire protection for, or to avoid or reduce fire-related impacts to, the Easement Property, including, but not limited to, utilizing grazing and other fuel reduction techniques,, establishing fire management units for presuppression fire and fuels management planning, and maintaining and enhancing strategic fuelbreak networks along existing road and utility corridors and new road and utility corridors permitted under this Conservation Easement, firebreaks, road access along existing roads and new roads permitted under this Conservation Easement and predicted containment areas. Grantor shall perform, or cause to be performed, any such activities in accordance with the BMPs established for such activities in the RWMP. Grantee acknowledges that fuel management activities that meet the definition of a Core Activity are not subject to this Section 6(b)(2)(G).

H. Employee Housing. Grantor retains the right to use, and to permit the use of, all buildings existing as of the Agreement Date, and all new and expanded buildings permitted pursuant to Section 6(b)(2)(J) within Disturbance Area B as depicted on Exhibit F-1. for housing for employees of Grantor and its Affiliates (including retired employees) and their families (provided that the family is domiciled with such employee), or employees of any tenant of Grantor, whose employment is directly related to a permitted use conducted on the Conserved Lands.

I. Incidental Ranch Facilities. Grantor retains the right to expand existing, construct new, relocate or remove any Incidental Ranch Facilities on the Easement Property that are or will be used in connection with a Reserved Right, and to permit other parties to do the foregoing, provided that such activity is de minimis and will not Significantly Impair the Conservation Values. In addition, Grantor may, and may permit other parties to, expand existing, construct new, relocate or remove any Incidental Ranch Facilities on the Easement Property that are of a type that is not de minimis with Grantee’s prior written consent, which shall not be withheld if the proposed activity will not Significantly Impair the Conservation Values. Grantor shall perform, or cause to be performed, any expansion or construction of new Incidental Ranch Facilities in accordance with BMPs established for such activities in the RWMP. Grantor and Grantee shall cooperate to keep Grantee reasonably informed of the nature and extent of de minimis Incidental Ranch Facilities constructed. For purposes of this Section 6(b)(2)(I), (i) de minimis activities shall include, but not be limited to, expansion, construction, relocation or removal of any squeezes, loading chutes, holding and feeding fields, corrals, catch pens, minor watering facilities (such as troughs), minor water distribution and irrigation facilities, branding traps, sign-in boxes for permitted hunting activities, gun sighting boxes and other, similar types of activities on the Easement Property, and (ii) de minimis activities shall not include construction of new bams, roads, watering facilities that are not minor (such as stock ponds and modifications of springs, ponds and other natural water bodies), power transmission lines and other associated facilities, oil and gas pipelines and associated facilities and other, similar types of activities on the Easement Property. Grantee acknowledges that the use, maintenance, repair, improvement, replacement and/or reconstruction, in its existing location, within its existing footprint and without a substantial increase in height, of all buildings, structures, fixtures, Infrastructure and other improvements, including, but not limited to, roads, signs and Incidental Ranch Facilities, existing on or within the Easement Property on the Agreement Date, and the development of Infrastructure pursuant to Section 6(b)(1)(E) are Core Activities, and are not subject to this Section 6(b)(2)(I). To the extent Infrastructure that primarily serves a Designated Area qualifies as an Incidental Ranch Facility and is also reasonably necessary or appropriate to serve a Reserved Right, such Infrastructure shall be governed by this Section 6(b)(2)(I). All other Infrastructure that primarily serves a Designated Area shall instead be governed by Section 6(b)(2)(R).

J. Existing and New Structures. Grantor retains the right, within the Disturbance Areas, to enlarge, expand, construct new, relocate or remove any building or structure on the Easement Property, and to permit other parties to do the foregoing, provided that any enlargement, expansion or new construction must be related to a Reserved Right and shall be subject to Grantee’s prior written consent, which shall not be withheld if the proposed enlargement, expansion or new construction will not Significantly Impair the Conservation Values. Grantee acknowledges that the use, maintenance, repair, improvement, replacement and/or reconstruction, in its existing location, within its existing footprint and without a substantial increase in height, of all buildings, structures, fixtures, Infrastructure and other improvements, including, but not limited to, roads, signs and Incidental Ranch Facilities, existing on or within the Easement Property on the Agreement Date, is a Core Activity, and is not subject to this Section 6(b)(2)(J). In addition, this Section 6(b)(2)(J) shall not apply to hunting cabins, which are governed by Section 6(b)(2)(M), and Incidental Ranch Facilities, which are governed by Section 6(b)(2)(I).

K. Fencing. Grantor retains the right to maintain, repair, replace and relocate existing fences on the Easement Property and to erect, repair, replace and relocate new fences as reasonably necessary for a Reserved Right, and to permit other parties to do the foregoing; provided that, whenever feasible, any fence built shall be of a type and design which allows passage of wildlife (i.e., “wildlife friendly”) so as not to unreasonably interfere with movement, nesting, or forage of wildlife at the site, and provided further that Grantee acknowledges that certain fencing may inhibit wildlife movement for the protection of persons and property, including, but not limited to, crops located within the Designated Farm Area or facilities located within the Designated Oil and Gas Area. Grantor shall perform, or cause to be performed, any construction of new or replacement fences, or any removal of fences, in accordance with BMPs established for such activities in the RWMP.

L. Signs. Grantor retains the right to erect, maintain, repair, modify, replace and remove signs on the Easement Property, including, but not limited to, directional signs, signs denoting allowable uses, signs used to control unauthorized entry or use of the Easement Property, and highway monument signs, and to permit other parties to do the foregoing; provided, however, that Grantor shall not erect or permit the erection of any new billboard signs on the Easement Property. Grantor shall perform, or cause to be performed, any such activities in accordance with BMPs established for such activities in the RWMP.

M. Hunting Cabins. Nine (9) hunting cabins exist on the Conserved Lands, one (1) of which is located on the Easement Property as of the Agreement Date. Grantor retains the right to use and permit the use of the hunting cabins on the Easement Property for temporary lodging. In addition, Grantor may relocate hunting cabins (including by demolition and construction of a new hunting cabin) located on the Conserved Lands to a location on the Easement Property approved by Grantee, which approval shall not be withheld if such relocation would not Significantly Impair the Conservation Values. Notwithstanding anything to the contrary contained in this Conservation Easement, Grantor shall not have the right to enlarge any hunting cabin on the Easement Property; provided, however, that if Grantor relocates either or both of the two (2) hunting cabins that do not have indoor restroom facilities as of the date of the Ranch Agreement, commonly referred to as the Area 5 Cabin and the Area 16 Cabin, then Grantor may enlarge either or both of such hunting cabins for the sole purpose of constructing indoor restroom facilities of a reasonable size. Grantee acknowledges that the maintenance, improvement, repair, replacement and reconstruction of any hunting cabin existing on the Easement Property as of the Agreement Date, in its existing location, within its existing footprint, and without substantial increase in height, is a Core Activity, and is not subject to this Section 6(b)(2)(M).

N. Private Recreational Use. Grantor retains the right to use, and to permit its invitees to use, the Easement Property for non-commercial passive recreational uses. Such recreational uses include walking, hiking, sightseeing, birdwatching, nature photography, picnics, fishing, boating and limited equestrian uses, but shall not include overnight camping except (i) by Tejon Ranchcorp and its employees consistent with past practice, or (ii) as may be provided in the Public Access Plan. All such recreational uses shall be performed or permitted by Grantor in accordance with the BMPs established for such activities in the RWMP. In addition, Grantor shall have the right to use, and to permit its invitees to use the Easement Property for other (including commercial) recreational uses to the extent permitted in the Public Access Plan.

O. [Intentionally Omitted]

P. Tribal Rights. Grantor retains the right to permit Native American tribes to continue their existing use of those portions of the Easement Property being used by such tribes as of the Agreement Date, including, but not limited to, the Native American School House and Cemetery.

Q. Power Generation Facilities. Grantor retains the right to install, establish and maintain power generation facilities (other than hydroelectric facilities) reasonably required to serve existing and reasonably anticipated uses permitted on the Conserved Lands, and to sell excess power generated by such facilities, if the capacity of the power generation facility at the time of installation is consistent with Grantor’s reasonable anticipation of its power needs for such uses, and Grantee has determined in its reasonable discretion that neither the facilities nor the size, height, location or use thereof will Significantly Impair the Conservation Values. Grantor will use good faith efforts in consultation with Grantee (and, during the Initial Period, the Resource Organizations) to minimize the footprint of such facilities on the Easement Property and to use BMP’s in their design and construction, subject in all events to the approval of Governmental Agencies and/or public utilities.

R. Infrastructure Serving Designated Areas. Grantor retains the right to develop Infrastructure that Grantor reasonably determines is required to serve uses permitted within a Designated Area by Section 6(b)(2)(B) or Section 6(b)(2)(E) if such Infrastructure is located either within the Designated Area or, to the extent Grantor reasonably determines that the Infrastructure is necessary to provide a connection between a Designated Area and access or utility corridors outside the Designated Area and that it is not reasonably feasible to locate the Infrastructure within the Designated Area, on one hundred twenty-five (125) or fewer total, additional acres of the Easement Property outside of the Designated Areas (the “Additional Area”); provided, however, that no such Infrastructure shall be located within the Additional Area without Grantee’s prior written consent, which shall not be withheld if the Infrastructure (i) minimizes, to the extent reasonably feasible, the footprint of such Infrastructure in the Additional Area (including, but not limited to, co-location of multiple utility or access corridors to the extent reasonably feasible and, when planned in conjunction with Infrastructure within a Designated Area, locating such Infrastructure proximate to existing corridors, to the extent reasonably feasible), (ii) avoids or, if avoidance is not reasonably feasible, minimizes to the extent reasonably feasible, impacts to habitat values, and (iii) uses BMPs consistent with the applicable Designated Area Standard in the design, construction and maintenance of such Infrastructure to minimize to the extent reasonably feasible any Significant Impairment of Conservation Values as a result of such Infrastructure. In addition, if requested by Grantee at the time Grantee provides its consent to such Infrastructure located in the Additional Area, and to the extent reasonably feasible, Grantor shall remove or cause to be removed such Infrastructure upon termination of the use for which the Infrastructure was constructed to serve, unless the Infrastructure meets all the requirements for a permitted use under another section of this Conservation Easement, including but not limited to any required approvals by Grantee.

(c) Groundwater Extraction; Surface Alterations for Water Storage. In managing Grantor’s future native groundwater extraction activities within the Conserved Lands, Grantor will avoid changes to or expansion of groundwater extraction practices as of the date of the Ranch Agreement, as described in the Report, that would cause subsidence or otherwise impact the surface in a manner that would Significantly Impair the Conservation Values existing as of the date of the Ranch Agreement. In addition, Grantor shall not make any alterations or improvements to the surface of the Easement Property in connection with water storage, including storage of water in underground aquifers, except as permitted by Section 6(b)(l)(H)(iii).

7. Grantee Activities.

(a) Entry and Access to Easement Property. In order to provide for Grantor’s operational, safety and other considerations, all entry on and access to the Easement Property by Grantee, the Third Party Beneficiary, WCB, and their respective employees, agents and contractors, in connection with this Conservation Easement (including, but not limited to, entry and access pursuant to Sections 3(b), 7(b)-(d) and 20(b)) shall be in accordance with the procedure set forth in Section 7(a)(l)-(2) or, if applicable, the procedures for access for routine inspection and monitoring activities permitted by this Conservation Easement on not more than forty-eight (48) hours prior written notice set forth in Exhibit G, or such other procedure as the Parties may agree in writing. This Section 7(a) shall not apply to any Public Access to the extent that such Public Access is permitted by Section 8.

(1) If either Grantee, the Third Party Beneficiary or WCB (the “Requesting Party”) desires to enter on and access the Easement Property to perform an activity that such Requesting Party is permitted to perform under the terms of this Conservation Easement, then the Requesting Party shall provide Grantor with an Access Notice at least ten (10) days prior to the date the Requesting Party desires to enter on the Easement Property. If, in Grantor’s reasonable determination, there are operational, safety or other reasonable impediments to the entry and access proposed by the Requesting Party, then Grantor may respond to the Requesting Party within such ten (10) day period to identify such impediments, and the Parties shall cooperate with one another to develop a reasonable schedule and manner of entry on and access to the Easement Property that reasonably addresses the impediments identified by Grantor. Notwithstanding the foregoing, neither Grantee nor WCB shall be required to follow the access procedure set forth in this Section 7(a)(1) in cases where such party reasonably determines that immediate entry on the Easement Property is required on account of an existing or imminently threatened violation of this Conservation Easement, provided that Grantee or WCB, as applicable, shall use reasonable efforts to give verbal notice of entry to Grantor at the time of entry, and shall give Grantor written notice of such entry as soon thereafter as practicable.

(2) All entry on and access to the Easement Property shall (A) be at reasonable times (except in cases where Grantee or WCB reasonably determines that immediate entry on the Easement Property is required in accordance with Section 7(a)(1) above), (B) be in accordance with Grantor’s then-current, reasonable requirements for entry on the Easement Property (except, in cases where Grantee or WCB reasonably determines that immediate entry on the Easement Property is required in accordance with Section 7(a)(1) above, any such requirements regarding prior notice of Grantee’s or WCB’s entry shall apply only to the extent reasonable under the circumstances), and (C) not unreasonably interfere with Grantor’s authorized use and quiet enjoyment of the Easement Property. In addition, Grantor shall have the right to have one (1) or more representatives accompany the Requesting Party, its employees, agents and contractors, during any entry on and period of access to the Easement Property, and any entry on and access to the Easement Property by the Third Party Beneficiary shall be by no more than ten (10) of the Third Party Beneficiary’s officers, directors, employees and agents, at any given time, without the prior written consent of Grantor.

(b) Conservation Activities. Subject to Section 7(c), Grantee, at its sole cost and expense, may perform the following additional activities to restore and enhance the Easement Property (each, a “Conservation Activity”), each to the extent (i) necessary to further the Conservation Purpose, (ii) consistent with reasonable detail set forth in the RWMP, and (iii) consistent with the Long-Term Stewardship Standard, and as otherwise set forth below.

(1) Vegetation Planting and Management. Grantee may plant and maintain native vegetation on the Easement Property, except that Grantor’s prior written consent (which may be granted or withheld in Grantor’s sole discretion) shall be required for any such activities in a Designated Area.

(2) Animal Control. Grantee may undertake reasonable actions to control or eradicate feral and non-native animals on the Easement Property (excluding Livestock and species raised, introduced or dispersed to the extent permitted by Section 6(b)(2)(C) in connection with a hunting program), except that Grantor’s prior written consent (which may be granted or withheld in Grantor’s sole discretion) shall be required for any such activities in a Designated Area. Grantee shall coordinate all such activities with, and shall not unreasonably interfere with, the Reserved Rights, including Grantor’s wildlife management activities. In no event shall Grantee have the right to introduce, transport to or within, re-introduce or disperse any animal species on the Easement Property, unless (A) Grantee develops a reasonable written plan for any such activity and submits such written plan to Owner Designee, and (B) Owner Designee approves such plan. Owner Designee shall not withhold its approval of such plan if it is consistent with the Long-Term Stewardship Standard, and Owner Designee reasonably determines that the plan will not unreasonably interfere with a Reserved Right or create any material risk to the entitlement and/or development of a Project or Potential Project.

(3) Condor Feeding Program. Grantee may initiate and maintain a California condor feeding and monitoring program on the Easement Property that provides feeding areas for California condors and monitors their activities, provided that Grantee obtains the prior approval of all federal, state, regional and local agencies with discretionary approval authority over any such activity.

(4) Signage. Grantee may erect, maintain, and/or remove one or more signs or other appropriate markers in prominent locations on the Easement Property that may be visible from public roads or other adjoining property, except that Grantor’s prior written consent (which may be granted or withheld in Grantor’s sole discretion) shall be required for any such activities in a Designated Area. The location, size, content, wording and appearance of any such sign shall be subject to Grantor’s prior written approval, which shall not be unreasonably withheld, and, without limiting the foregoing, the content of any such sign proposed by Grantee shall be limited to (i) information indicating that the Easement Property is protected by this Conservation Easement, and/or the participation of Grantee and of WCB (including the WCB logo) in funding the acquisition and/or maintenance of this Conservation Easement, (ii) trail markers and other signage related to Public Access, or (iii) natural, cultural and historic resource interpretive information.

(5) Fencing. Grantee may erect, maintain, and/or remove fencing on the Easement Property, except that Grantor’s prior written consent (which may be granted or withheld in Grantor’s sole discretion) shall be required for any such activities in a Designated Area, and for the removal of any fencing not erected by Grantee.

(6) Weed, Non-Native Plant Control. Grantee may use pesticides, herbicides or other biocides, mechanical removal or other reasonable methods to control noxious weeds and to eliminate non-native plant species from the Easement Property, except that Grantor’s prior written consent (which may be granted or withheld in Grantor’s sole discretion) shall be required for any such activities in a Designated Area, or for any controlled burning. In addition, Grantee shall coordinate all such activities with, and shall not unreasonably interfere with, Grantor’s grazing and fuel management activities.

(7) Wetlands and Stream Course Restoration. Grantee may undertake reasonable actions to rehabilitate or restore stream courses, hydrologic conditions, riparian habitats or other wetlands, provided that no such activity shall unreasonably interfere with the Reserved Rights, including, but not limited to, the activities described in Section 6(b)(1)(H).

(8) Other RWMP Activities. With Grantor’s prior written consent, which shall not be unreasonably withheld, Grantee may undertake any other programs or activities to restore and enhance the Easement Property to the extent (i) necessary to further the Conservation Purpose, (ii) consistent with reasonable detail set forth in the RWMP, and (iii) consistent with the Long-Term Stewardship Standard. Notwithstanding the foregoing, Grantee shall not have the right to undertake any such programs or activities in a Designated Area without Grantor’s prior written consent, which may be granted or withheld in Grantor’s sole discretion.

(c) Conservation Activity Coordination.

(1) During the Initial Period, Grantee, at its sole cost and expense, may perform a Conservation Activity in accordance with this Section 7 with Grantor’s prior written consent, which may be granted or withheld in Grantor’s sole and absolute discretion. In connection with any proposed Conservation Activity, Grantee shall provide to Grantor all information required by an Activity Notice, and all other information reasonably required by Grantor in order to evaluate the proposed Conservation Activity.

(2) After the Initial Period, Grantee, at its sole cost and expense, may perform a Conservation Activity in accordance with this Section 7. In connection with any proposed Conservation Activity, Grantee shall provide Grantor with an Activity Notice at least thirty (30) days prior to Grantee’s commencement of the proposed Conservation Activity. In addition, Grantee shall promptly deliver to Grantor all other information reasonably required by Grantor in order to evaluate the proposed Conservation Activity. Grantor may object to any proposed Conservation Activity that Grantor believes is not consistent with the Long-Term Stewardship Standard or otherwise fails to comply with the requirements of Section 7(b), which objection shall describe Grantor’s objections in reasonable detail. If Grantor delivers a notice of objection to Grantee, then Grantee shall be required to respond, in reasonable detail, to Grantor’s objections before Grantee may enter the Easement Property to commence the proposed Conservation Activity or to continue the proposed Conservation Activity if previously commenced. Grantor’s failure to deliver any notice of objection to Grantee pursuant to this Section 7(c)(2) shall not operate as, or be deemed or construed to be, a waiver of any right or remedy that Grantor may have pursuant to Section 9 in connection with such Conservation Activity.

(d) Commercial Activity; Buildings and Facilities. Notwithstanding anything to the contrary contained in this Conservation Easement, in no event shall Grantee have the right to (i) conduct or permit to be conducted (except by Grantor or any party claiming a right to the Easement Property by or through Grantor) any commercial activity on, under or about the Easement Property, without the prior written consent of Grantor; (ii) construct any buildings on the Easement Property, except for a visitor center, not to exceed 2,000 square feet in a location mutually agreed upon by the Parties, constructed in accordance with the Public Access Plan and with Grantor’s prior written approval pursuant to Sections 7(b) and 7(c), provided, however, that Grantee shall not have the right to construct such a visitor center on the Easement Property if it has constructed such a visitor center elsewhere on the Conserved Lands; or (iii) construct any other structure or improvement of any other kind on the Easement Property, except (A) as reasonably required to carry out a Conservation Activity consistent with Section 7(b), (B) a facility specifically included in the Public Access Plan, including, without limitation, trail improvements, benches, picnic tables, ramadas, restrooms, and environmental campsites, or (C) a structure or improvement that is consistent with the Conservation Purpose, with Grantor’s prior written consent, which consent shall not be unreasonably withheld if the proposed structure or improvement is consistent with the Long-Term Stewardship Standard and is not located within a Designated Area.

(e) Documentation of Completion of Conservation Activities. Grantee shall give Grantor written notice promptly following the successful completion of any Conservation Activity. Following Grantor’s receipt of such notice, the Parties, at Grantee’s sole cost and expense, shall jointly and cooperatively document the biological and physical condition of the portion of the Easement Property affected by the Conservation Activity. Any documentation prepared pursuant to this Section 7(e) shall be for informational purposes only in connection with applying subsection (iv) of the definition of the Long-Term Stewardship Standard, and shall not be binding on either Party or be deemed to supplement or amend the Report.

(f) Continuing RWMP Obligation. Notwithstanding any future termination or extinguishment of the Ranch Agreement, Grantee shall retain the obligation to maintain and update the RWMP in accordance with the Ranch Agreement.

(g) Mitigation. Owner Designee shall be initially responsible for establishing, implementing and monitoring any Mitigation activities required for each Project Approval in a Mitigation Area during each Mitigation Implementation Period, unless otherwise mutually agreed by Owner Designee and Grantee; provided, however, that any obligation to execute and/or record any document or instrument necessary to effectuate a transfer of, or imposition of any negative covenant or restriction on, the fee interest in any Mitigation Area(s) shall remain the responsibility of Grantor. During each Mitigation Transition Period, Owner Designee and Grantee shall meet and confer periodically to coordinate the transition of Mitigation activities from Owner Designee to Grantee, including establishing a budget for such activities. After the expiration of each Mitigation Implementation Period, Grantee shall perform or cause to be performed all remaining Mitigation activities within the Mitigation Area required in connection with each Project Approval as and to the extent authorized by any required Resource Agency approval. Nothing in this Conservation Easement shall preclude Grantee from contracting with Grantor or any other party to actually perform, at Grantee’s cost, Mitigation activities for which Grantee is responsible.

8. Public Access.

(a) Public Access Plan. Recognizing that the Public enjoyment of the Conserved Lands is a high priority for the Parties, and because the Conservation Values, including natural communities and habitats, are pristine and include diverse flora and fauna, scenic resources, and important cultural and historical resources, Grantor agrees that significant and appropriate access to the Easement Property by the Public shall be provided and managed by Grantee, for the benefit of the people of the State of California. Pursuant to Section 3.11 of the Ranch Agreement, Owner Designee and Grantee have prepared, or shall jointly and cooperatively prepare, a comprehensive plan for access to the Conserved Lands by the Public in order to ensure significant, well-managed Public Access to the Easement Property (the “Public Access Plan”). The Public Access Plan is, or when prepared shall be, a part of the RWMP. Components of the Public Access Plan shall include, but not be limited to: (i) encouraging and facilitating access by the Public, including underserved communities and populations; (ii) selecting appropriate locations for access, trails and facilities consistent with the RWMP to enhance and preserve the Conservation Values of the Easement Property and the conservation values of the other Conserved Lands; (iii) coordinating such access with the Reserved Rights so that such Public Access does not unreasonably interfere with Grantor’s or other occupants’ operation of the Easement Property for the Reserved Rights; (iv) planning for Conservation Activities in Public Access areas; and (v) entry and use guidelines to ensure the safety of the Public and preservation of the Conservation Values in Public Access areas on the Easement Property and the other Conserved Lands. In addition, the Public Access Plan shall address private recreational use of the Easement Property, and may include authorization for such use (including commercial use) by Grantor and its invitees in addition to the uses permitted in Section 6(b)(2)(N), provided that such uses will not Significantly Impair the Conservation Values. The finalization and adoption of the Public Access Plan by Grantee, in accordance with the terms of the RWMP and this Section 8, shall be subject to approval by Owner Designee, which approval shall not be withheld if the Public Access Plan is consistent with the Long-Term Stewardship Standard, and by WCB in accordance with Section 24. In no event shall the Public Access Plan be amended without the approval of Owner Designee and Grantee, which shall not be unreasonably withheld, conditioned or delayed, and the approval of WCB in accordance with Section 24. Grantee shall have the ability to grant a revocable license to permit Public Access to the Easement Property for passive recreational uses, such as day hikes and overnight camping, only in accordance with the Public Access Plan and this Section 8. In no event, however, will Grantee have the right to permit Public Access in a Designated Area without the prior written consent of Grantor, which may be withheld in Grantor’s sole discretion. Grantee’s right to permit Public access to the Easement Property, and all access by the Public and other activities related to such right, is occasionally referred to in this Conservation Easement as “Public Access.”

(b) No Public Rights Created. Neither the Public Access Plan nor this Conservation Easement conveys any right of access to the public at large or to any individual or entity other than to Grantee, WCB to the extent permitted by Section 3(b), and the Third Party Beneficiary to the extent permitted by Section 20(b). Nothing contained in the Public Access Plan or in this Conservation Easement shall be deemed to be a gift or dedication of any portion of the Easement Property for use by the general public, and in no event shall any third party acquire any prescriptive rights in or over the Easement Property. Any Public Access authorized by Grantee pursuant to this Section 8, in addition to all other restrictions and limitations hereunder, shall be subject to limitation, modification, or termination by Grantee at any time. Grantor shall have the right to require that Grantee, at its sole cost and expense, post signs on the Easement Property in accordance with Section 1008 of the California Civil Code in connection with any Public Access on the Easement Property.

9. Remedies and Enforcement.

(a) Violation of Conservation Easement. Except in connection with a Contract Violation, if either Party (the “Non-Defaulting Party”) reasonably determines that the other Party (the “Defaulting Party”) is in violation of the terms of this Conservation Easement or that a violation is threatened, then the Non-Defaulting Party shall deliver a Notice of Violation to the Defaulting Party. In accordance with the WCB Grant Agreement, Grantee is also required to deliver a copy of any Notice of Violation to WCB. Within fourteen (14) days after delivery of a Notice of Violation, Grantor and Grantee shall meet at a location that Grantor and Grantee agree upon to discuss the circumstances of the alleged or threatened violation and to attempt to agree on appropriate corrective action. If the Parties determine that it is appropriate and desirable, a Consulting Expert shall attend the meeting. Grantor and Grantee shall each pay one-half of the costs of the services of the Consulting Expert for such discussion; provided, however, if Grantor and Grantee are unable to agree upon a Consulting Expert, each Party may retain the services of an expert at its own expense. If Grantor and Grantee are unable to agree on appropriate corrective action within thirty (30) days after such meeting, then the Non-Defaulting Party shall deliver a further written notice to the Defaulting Party to demand reasonable, particular corrective action to cure the violation. In accordance with the WCB Grant Agreement, Grantee is also required to deliver a copy of any further written notice to WCB. The Defaulting Party shall cure the violation within thirty (30) days after delivery of such further notice, or, if the violation cannot reasonably be cured within such thirty (30) day period, shall commence curing the violation as soon as reasonably possible within such thirty (30) day period and shall continue diligently to complete the cure within a reasonable period thereafter. Notwithstanding any provision of Section 6 requiring compliance with BMPs established in the RWMP, in no event shall Grantor be in default under this Conservation Easement for failing to comply, or failing to cause another party to comply, with any BMP that is not consistent with the applicable Management Standard governing the establishment and implementation of such BMP.

(b) Contract Violations. If Grantee reasonably determines that a Contract Violation has occurred, Grantee shall deliver a Notice of Violation to Grantor. In accordance with the WCB Grant Agreement, Grantee is also required to deliver a copy of any Notice of Violation to WCB. Within fourteen (14) days after delivery of a Notice of Violation, Grantor and Grantee shall meet at a location that Grantor and Grantee agree upon to discuss the circumstances of the alleged Contract Violation and to attempt to agree on appropriate corrective action. If the Parties determine that it is appropriate and desirable, a Consulting Expert shall attend the meeting. Grantor and Grantee shall each pay one-half of the costs of the services of the Consulting Expert for such discussion; provided, however, if Grantor and Grantee are unable to agree upon a Consulting Expert, each Party may retain the services of an expert at its own expense. If Grantor and Grantee are unable to agree on appropriate corrective action within thirty (30) days after such meeting, then Grantee shall deliver a further written notice to Grantor to demand reasonable, particular corrective action to cure the Contract Violation. In accordance with the WCB Grant Agreement, Grantee is also required to deliver a copy of such further written notice to WCB. Subject to the provisions of Section 9(f)(2), Grantor shall cure, or shall cause the party causing the Contract Violation to cure, the Contract Violation within thirty (30) days after Grantee’s delivery of such further notice, or, if the Contract Violation cannot reasonably be cured within such thirty (30) day period, commence curing the violation as soon as reasonably possible within such thirty (30) day period and continue diligently to complete the cure within a reasonable period thereafter. For purposes of this Section, a reasonable period shall include all periods necessary for Grantor to bring an action to enforce the terms of the Existing Contract or New Contract, as applicable, to the extent necessary to cure the Contract Violation, and, if such action is brought, to diligently prosecute to completion a final, non-appealable decision in such action. For purposes of this Section 9, Grantee shall be deemed to be the Non-Defaulting Party under this Section 9(b).

(c) Emergency Enforcement. Notwithstanding any of the foregoing, if at any time an ongoing or threatened violation of the terms of this Conservation Easement could Significantly Impair the Conservation Values or the Reserved Rights and the Non-Defaulting Party reasonably determines that irreparable harm would result if the Non-Defaulting Party were required to first complete the process set forth in Section 9(a) or 9(b), the Non-Defaulting Party may proceed immediately to seek an injunction to stop the violation, temporarily or permanently.

(d) Remedies. If the Defaulting Party fails to cure a violation of this Conservation Easement in accordance with Section 9(a), or if Grantor fails to cure or to cause another party to cure a Contract Violation pursuant to Section 9(b) (but subject to Section 9(f)(2)), then the Non-Defaulting Party may bring an action at law or in equity in accordance with Section 25(d) to enforce the terms of this Conservation Easement; provided, however, that Grantee shall not have any right to enforce a violation of an Existing Contract or a New Contract that is not a Contract Violation. Notwithstanding anything to the contrary contained in this

Conservation Easement, in no event shall (i) the Defaulting Party be liable to the Non-Defaulting Party or the Third Party Beneficiary for any indirect, special, punitive, or consequential damages resulting from the Defaulting Party’s breach of this Conservation Easement, whether foreseeable or unforeseeable; (ii) Grantor be liable to Grantee or the Third Party Beneficiary for any monetary damages whatsoever in connection with a Contract Violation, unless Grantor knowingly allowed the Contract Violation, subject to Sections 9(b) and 9(f)(2); (iii) Grantor or any party to an Existing Contract or a New Contract be liable to the Non-Defaulting Party or the Third Party Beneficiary for any indirect, special, punitive, or consequential damages resulting from any Contract Violation, whether foreseeable or unforeseeable; (iv) Grantee be liable to any party to an Existing Contract or a New Contract or the Third Party Beneficiary for any indirect, special, punitive, or consequential damages resulting from the Grantee’s breach of this Conservation Easement, whether foreseeable or unforeseeable; and (v) Grantor or any party to an Existing Contract or a New Contract be liable for non-compliance with BMPs that are not consistent with the applicable Management Standard governing the establishment and implementation of such BMPs. To the extent that Grantee or the Third Party Beneficiary recovers any monetary damages for the cost of restoring any injury or damage to a portion of the Easement Property that is caused by Grantor’s breach of this Conservation Easement, all such damages recovered by Grantee or the Third Party Beneficiary, as applicable, shall be applied to the cost of undertaking any corrective action to the applicable portion of the Easement Property. The Parties and the Third Party Beneficiary each hereby waives any right it may otherwise have to recover any damages that are inconsistent with the limitations set forth in this Section 9(d). Notwithstanding anything to the contrary contained in California Civil Code Section 815.7(d), or any similar statute, the Parties and the Third Party Beneficiary each hereby waives any right to recover the costs of litigation, including reasonable attorneys’ fees, in connection with any action to enforce this Conservation Easement. The Parties agree that this limitation of remedies provision shall be strictly enforced.

(e) Remedies Cumulative. Except to the extent that a Party’s right to damages and recovery of litigation costs is limited in Section 9(d) and to the extent that the Third Party Beneficiary’s remedies are limited in Section 9(g), the remedies described in this Section 9 shall be cumulative and shall be in addition to all remedies now or hereafter existing at law or in equity, including but not limited to, the remedies set forth in California Civil Code Section 815 et seq., inclusive. The failure of the Non-Defaulting Party to discover a violation or to take immediate legal action shall not bar the Non-Defaulting Party from taking such action at a later time.

(f) Direct Actions for Contract Violations.

(1) Existing or New Contracts. If Grantor fails to cure or to cause another party to cure a Contract Violation pursuant to Section 9(b), then Grantee shall have the right, but not the obligation, to bring an action at law or in equity against the other party to any Existing Contract or New Contract to enforce the terms of this Conservation Easement.

(2) Existing Easements. In connection with any Contract Violation under an Existing Easement, notwithstanding anything else to the contrary contained in this Conservation Easement, Grantee agrees that Grantor shall not be obligated to cure any such Contract Violation (except as may be required as a result of an action brought by Grantee pursuant to the last sentence of this Section 9(f)(2)) or to bring any legal action against the other party to the Existing Easement to cure such Contract Violation, it being the intent of Grantor and Grantee that Grantee shall bear the cost (other than the incidental cost of Grantor’s cooperation as provided in this Section 9(f)(2)) of any such enforcement of this Conservation Easement as against the other party to an Existing Easement. If Grantee brings an action at law or in equity against the other party to any Existing Easement, but Grantee is unable to maintain a claim against the other party to the Existing Easement due to a court’s determination that Grantor is a necessary party to the action, then Grantee may, promptly following such determination, request in writing that Grantor assign to Grantee any claims it may have against the other party to the Existing Easement for the Contract Violation and/or allow Grantee to bring an action in Grantor’s name, at no out-of-pocket cost or liability to Grantor, to enable Grantee to enforce the terms of this Conservation Easement against the other party to the Existing Easement. In no event shall Grantee have the right to bring an action against Grantor in connection with a Contract Violation under an Existing Easement, unless within forty-five (45) days after such written request (or such shorter time allowed by the court for Grantor to join the action), Grantor has not assigned its claims or allowed Grantee to bring an action in Grantor’s name as set forth above.

(g) Limited Third Party Beneficiary Enforcement Right. The TPB shall have the limited right to enforce an actual or threatened TPB Enforceable Violation of this Conservation Easement. Prior to commencing any permitted enforcement action for an alleged TPB Enforceable Violation, the TPB shall attempt to allow Grantee to pursue enforcement of the TPB Enforceable Violation in accordance with this Section 9(g). If the TPB reasonably believes that a TPB Enforceable Violation has occurred, the TPB shall provide notice of the alleged TPB Enforceable Violation to the Parties. If Grantee delivers a Notice of Violation for the alleged TPB Enforceable Violation or is otherwise taking reasonable steps to cause Grantor to cure the alleged TPB Enforceable Violation, then the TPB shall not have any right to enforce such TPB Enforceable Violation. If Grantee has not delivered a Notice of Violation for, or otherwise taken reasonable steps to cause Grantor to cure the alleged TPB Enforceable Violation within thirty (30) days after receipt of notice from the TPB, or if, after such thirty (30) day period and Grantee’s receipt of a second notice from the TPB, Grantee fails to diligently pursue the process set forth in Section 9(a) or 9(b), as applicable, or to otherwise take reasonable steps to cause Grantor to cure the alleged TPB Enforceable Violation, then the TPB shall have the right to deliver a Notice of Violation for the alleged TPB Enforceable Violation in accordance with Section 9(a) or 9(b), as applicable, and to thereafter participate in the process set forth in such Section with Grantor and Grantee. If the alleged TPB Enforceable Violation is not cured in accordance with Section 9(a) or 9(b), as applicable, then the TPB may file an action for relief in accordance with Sections 9(d) and 25(d). In no event shall any of the Resource Organizations, other than the TPB, have any independent enforcement right in connection with this Conservation Easement, and neither the Resource Organizations nor the TPB shall have any right to enforce a violation that is not a TPB Enforceable Violation.

(h) No Waiver. Enforcement of the terms of this Conservation Easement against a Party shall be at the discretion of the Non-Defaulting Party, and any forbearance by the Non-Defaulting Party to exercise its rights under this Conservation Easement in the event of any breach of any term of this Conservation Easement shall not be deemed or construed to be a waiver by the Non-Defaulting Party of such term or of any subsequent breach of the same or any other term of this Conservation Easement or of any of such Non-Defaulting Party’s rights under this Conservation Easement. No delay or omission by the Non-Defaulting Party in the exercise of any right or remedy shall impair such right or remedy or be construed as a waiver. A Party’s permission to carry out, or failure to object to, any proposed use or activity by the other Party shall not constitute consent to any subsequent use or activity of the same or any different nature. As used in this Section 9(h), “Non-Defaulting Party” and “Party” include the Third Party Beneficiary.

(i) Acts Beyond Grantor’s Control. Nothing contained in this Conservation Easement shall be construed to entitle Grantee to bring any action against Grantor for any injury to or change in the Easement Property to the extent resulting from (i) any natural cause, including, but not limited to, fire, flood, storm, or earth movement, beyond Grantor’s reasonable control; (ii) acts by Grantee, its employees, agents, contractors and invitees; (iii) trespass or other acts by unrelated third parties that Grantor does not knowingly allow; or (iv) any action taken by Grantor in a good faith effort to prevent, abate, or mitigate injury to any person, personal property or to the Easement Property resulting from any of the foregoing causes.

(j) Acts Beyond Grantee’s Control. Nothing contained in this Conservation Easement shall be construed to entitle Grantor to bring any action against Grantee for any injury to or change in the Easement Property to the extent resulting from (i) any natural cause, including, but not limited to, fire, flood, storm, or earth movement, beyond Grantee’s reasonable control; (ii) acts by Grantor, its employees, agents, contractors and invitees; (iii) trespass or other acts by unrelated third parties that Grantee does not knowingly allow (but this clause (iii) shall not apply to Public Access or acts of the Third Party Beneficiary); or (iv) any action taken by Grantee in a good faith effort to prevent, abate, or mitigate injury to any person, personal property or to the Easement Property resulting from any of the foregoing causes.

10. Insurance.

(a) Grantee’s Responsibility. Grantee shall obtain and maintain a policy of commercial general liability insurance insuring against bodily injury and property damage with respect to the activities of Grantee and Grantee’s employees, agents, and invitees (including, but not limited to, any person who obtains access to the Easement Property pursuant to Section 8) on the Easement Property and the other Conserved Lands in which Grantee holds an interest. The policy, which may be in the form of an umbrella policy covering other activities or properties where Grantee is involved, shall (i) be written as primary insurance, (ii) have an initial combined limit of coverage not less than $5,000,000, which shall be adjusted from time to time thereafter as commercially reasonable and provided any increase in coverage is available upon commercially reasonable terms, and (iii) name Grantor, any lender with a loan secured by all or a part of the Easement Property, as indicated by Grantor in writing, and any other party reasonably requested in writing by Grantor each as additional insureds. In addition, Grantee shall obtain and maintain a policy of comprehensive automobile liability insurance with a policy limit of not less than $1,000,000 each accident for bodily injury and property damage, and insuring against all loss in connection with the ownership, maintenance and operation of automotive equipment that is owned, hired or non-owned, and Workers’ Compensation with statutory limits. Not more often than once per year and upon not less than sixty (60) days prior written notice, Owner Designee may require Grantee to increase the insurance limit set forth above or to provide other forms of insurance, as commercially reasonable in light of the activities of Grantee and its employees, agents, and invitees on the Easement Property, provided that such increase or other forms of insurance are available upon commercially reasonable terms.

(b) Grantor’s Responsibility. Grantor shall obtain and maintain a policy of commercial general liability insurance insuring against bodily injury and property damage with respect to the activities on the Easement Property of Grantor and Grantor’s employees, agents, and invitees. The policy, which may be in the form of an umbrella policy covering other activities or properties where Grantor is involved, shall be written as primary insurance, have an initial combined limit of coverage not less than $5,000,000, which shall be adjusted from time to time thereafter as commercially reasonable, and shall name Grantee as an additional insured. In addition, Grantor shall obtain and maintain a policy of comprehensive automobile liability insurance with a policy limit of not less than $1,000,000 each accident for bodily injury and property damage, and insuring against all loss in connection with the ownership, maintenance and operation of automotive equipment that is owned, hired or non-owned, and Workers’ Compensation with statutory limits. In addition, Grantor shall require in any New Contract entered into by Grantor after the Agreement Date that Grantee be named as an additional insured under any commercial general liability policy that is required to be carried by the other party thereunder.

(c) Evidence of Insurance. Promptly following the recordation of this Conservation Easement, and no less than fifteen (15) days prior to the expiration or non-renewal of any required coverage, Grantee and Grantor shall each deliver to the other Party a certified copy of its insurance policy or policies or a certificate issued by the insurance company (in a form reasonably satisfactory to the other Party) evidencing compliance with the insurance requirements under this Section 10.

(d) No Limitation. The insurance requirements in this Section 10 shall not in any way limit, in either scope or amount, the indemnity obligations separately owed by Grantor and Grantee under this Conservation Easement, or the liability of either Party for a breach of its obligations or for loss or damage for which a Party is responsible hereunder.

11. Costs and Liabilities.

(a) In General. Except to the extent otherwise stated in this Conservation Easement or to the extent of any Public Access, Conservation Activity or any acts by Grantee, or any of the other Grantee Indemnified Parties, pursuant to Section 3 or the RWMP, (i) Grantor retains all responsibilities and shall bear all costs and liabilities of any kind related to the ownership, operation, upkeep, and maintenance of the Easement Property; and (ii) Grantor agrees that Grantee shall have no duty or responsibility for the operation, upkeep or maintenance of the Easement Property, the monitoring of hazardous conditions thereon, or the protection of Grantor, the public or any third parties (except for members of the Public or third parties who are permitted access in connection with any Public Access or Conservation Activity) from risks relating to conditions on the Easement Property. Notwithstanding the foregoing provisions of this Section 11(a), Grantee shall be responsible for, and shall bear all costs and liabilities of any kind related to, Public Access or the Conservation Activities, including, but not limited to, the incremental upkeep of the Easement Property due to Public Access or the Conservation

Activities; provided, however, nothing in this Section 11(a) shall be construed as limiting Grantor’s obligations to comply with the applicable BMPs; and provided further that Grantee shall not be responsible for costs and liabilities to the extent resulting from Grantor’s negligence if Grantor actively undertakes any Conservation Activity on Grantee’s behalf.

(b) Permits and Approvals. Grantor shall be solely responsible for obtaining any applicable governmental permits and approvals for any activity or use permitted by this Conservation Easement that is undertaken by Grantor, and any activity or use shall be undertaken in accordance with all Applicable Laws. Grantee shall be solely responsible for obtaining any applicable governmental permits and approvals for any activity or use permitted by this Conservation Easement that is undertaken by Grantee, and any activity or use shall be undertaken in accordance with all Applicable Laws.

(c) Taxes. Grantor shall pay before delinquency all Taxes, and shall furnish Grantee with satisfactory evidence of payment upon request. If any such Taxes are levied against Grantor or the Easement Property (or if the assessed value thereof is increased) as a result of any activities of Grantee on the Easement Property, including, but not limited to, any Public Access or Conservation Activity, then Grantee shall, upon demand, repay to Grantor the amount so paid. Nothing in this Section 11(c) shall be interpreted to obligate Grantor, and Grantee shall remain responsible, to pay any Taxes owed by Grantee as a result of a voluntary or involuntary transfer of Grantee’s interests under this Conservation Easement.

12. Indemnifications.

(a) By Grantor. Grantor shall hold harmless, protect, defend (with counsel reasonably approved by Grantee) and indemnify the Grantee Indemnified Parties from and against any and all Claims arising from or in any way connected with: (i) any violation by Grantor of any Applicable Law in connection with this Conservation Easement or the Easement Property; or (ii) except to the extent of the negligence or willful misconduct of any of the Grantee Indemnified Parties, any injury to or the death of any person, or physical damage to any property, resulting from any act, omission, condition, or other matter related to or occurring on or about the Easement Property; provided, however, that Grantor’s obligations under this Section 12(a)(ii) shall not apply to the extent that any Claim results from or is in any way connected with the following except to the extent of the gross negligence or willful misconduct of any of the Grantor Indemnified Parties: (A) any entry upon the Easement Property by any of the Grantee Indemnified Parties or any person permitted access to the Easement Property pursuant to Section 3(b) or in connection with any Public Access or Conservation Activity or pursuant to Section 3 or 20, (B) any Public Access or any Conservation Activity, or (C) any act, omission, condition, or other matter related to or occurring on or about the Easement Property in connection with any Grantee Indemnified Party’s activities pursuant to Section 3 or the RWMP.

(b) By Grantee. Grantee shall hold harmless, protect, defend (with counsel reasonably approved by Grantor) and indemnify the Grantor Indemnified Parties from and against any and all Claims arising from or in any way connected with: (i) any violation by Grantee of any Applicable Law in connection with this Conservation Easement or the Easement Property; or (ii) any injury to or the death of any person, or physical damage to any property, resulting from or in any way connected with (A) any entry upon the Easement Property by any of the Grantee Indemnified Parties or any person permitted access to the Easement Property pursuant to Section 3(b) or in connection with any Public Access or any Conservation Activity, (B) any Public Access or Conservation Activity, or (C) any act, omission, condition, or other matter related to or occurring on or about the Easement Property in connection with Grantee’s activities pursuant to Section 3 or the RWMP; or (iii) any Hazardous Materials generated, treated, stored, used, released, disposed of, deposited or abandoned in, on, under or from the Easement Property by any Grantee Indemnified Party or by any person permitted access to the Easement Property pursuant to Section 3 or 20 or in connection with any Public Access or Conservation Activity, or any exacerbation of an existing condition related to Hazardous Materials or underground storage tanks in, on, under or from the Easement Property by any Grantee Indemnified Party or any person permitted access to the Easement Property pursuant to Section 3 or 20 or in connection with any Public Access or Conservation Activity; provided, however, that Grantee’s obligations under Section 12(b)(ii) and (iii) shall not apply to the extent that any Claim results from the gross negligence or willful misconduct of any of the Grantor Indemnified Parties.

(c) Hazardous Materials Liability. Without limiting the obligations of Grantor under Section 12(a), Grantor hereby releases and agrees to indemnify, protect and hold harmless the Grantee Indemnified Parties from and against any and all Claims arising from or connected with any Hazardous Materials or underground storage tanks present, alleged to be present, or otherwise associated with the Easement Property at any time, except any Hazardous Materials generated, treated, stored, used, released, disposed of, deposited or abandoned on the Easement Property (including by migration from adjacent property) by any Grantee Indemnified Party or by any person granted access to the Easement Property pursuant to Section 3 or 20 or in connection with any Public Access or Conservation Activity, and except to the extent that any Grantee Indemnified Party or any person granted access to the Easement Property pursuant to Section 3 or 20 or in connection with any Public Access or Conservation Activity exacerbates any existing condition related to Hazardous Materials or underground storage tanks in, on, under or from the Easement Property. This release and indemnification includes, but is not limited to, Claims for (i) injury to or death of any person or physical damage to any property; and (ii) the violation or alleged violation of, or other failure to comply with, any Environmental Laws by Grantor; provided, however, that this release and indemnification shall not apply to the extent that any Claim results from or is in any way connected with the following except to the extent of Grantor’s gross negligence or willful misconduct: (A) any entry upon the Easement Property by any of the Grantee Indemnified Parties or any person permitted access to the Easement Property in connection with any Public Access or Conservation Activity or pursuant to Section 3 or 20, (B) any Public Access or Conservation Activity, or (C) any act, omission, condition, or other matter related to or occurring on or about the Easement Property in connection with any Grantee Indemnified Party’s activities pursuant to Section 3 or the RWMP. If any action or proceeding is brought against any of the Grantee Indemnified Parties by reason of any such indemnified Claim, Grantor shall, at the election of and upon written notice from Grantee, defend such action or proceeding by counsel reasonably acceptable to the Grantee Indemnified Party.

(d) No Owner or Operator Liability. The Parties do not intend this Conservation Easement to be, and this Conservation Easement shall not be, construed such that it creates in or gives to Grantee any of the following solely as the result of being a passive holder of this Conservation Easement:

(1) The obligations or liability of an “owner” or “operator” or “arranger,” as those terms are defined and used in Environmental Laws, including, but not limited to, CERCLA;

(2) The obligations or liabilities of a person described in 42 U.S.C. Section 9607(a)(3) or (4);

(3) The obligations of a responsible person under any applicable Environmental Laws;

(4) The right to investigate and remediate any Hazardous Materials associated with the Easement Property; or

(5) Any control over Grantor’s ability to investigate, remove, remediate or otherwise clean up any Hazardous Materials associated with the Easement Property.

This provision, however, shall not relieve Grantee from any obligations or liabilities for any of the foregoing to the extent that such obligations or liabilities arise as a result of or in connection with any activities of Grantee or the Grantee Indemnified Parties on or about the Easement Property.

13. Transfer of Easement.

(a) Voluntary Transfer.

(1) In the event that Grantee desires to assign its interest under this Conservation Easement, Grantee shall provide Owner Designee and the Third Party Beneficiary with written notice of such desire. Owner Designee and the Third Party Beneficiary shall each have the right to approve or disapprove, in its sole discretion, any proposed voluntary assignment of Grantee’s interest under this Conservation Easement and the proposed assignee. Owner Designee, Grantee and the Third Party Beneficiary intend that, in the selection of any assignee entity, preference be given to a qualified private nonprofit organization with the requisite experience in holding and monitoring conservation easements on properties similar to the Easement Property and preserving and protecting the Conservation Values. If Owner Designee and the Third Party Beneficiary approve of the proposed voluntary assignment, then the assignee shall be an entity selected by Owner Designee and the Third Party Beneficiary that is (a) qualified to hold a conservation easement under Section 815.3 of the California Civil Code; (b) determined by Owner Designee and the Third Party Beneficiary, each in its sole discretion, to be: (i) experienced in holding and monitoring conservation easements on properties similar to the Easement Property; (ii) willing and financially able to assume all of the responsibilities imposed on Grantee under this Conservation Easement; and (iii) otherwise qualified to be an assignee of this Conservation Easement; and (c) approved by WCB in accordance with Section 13(c). Owner Designee and the Third Party Beneficiary shall have one hundred twenty (120) days to designate an assignee that Owner Designee and the Third Party Beneficiary reasonably determine meets such criteria. The one hundred twenty (120) day time period may be extended, and shall be extended so long as Owner Designee and the Third Party Beneficiary are taking reasonable steps to select an assignee.

(2) If Owner Designee and the Third Party Beneficiary each approve a voluntary assignment pursuant to Section 13(a)(1), but are unable to agree on a designated assignee, then the assignee shall be The Nature Conservancy, provided that The Nature Conservancy is (a) qualified to hold a conservation easement under Section 815.3 of the California Civil Code; (b) determined by Owner Designee and the Third Party Beneficiary, each in its sole discretion, to be: (i) experienced in holding and monitoring conservation easements on properties similar to the Easement Property; (ii) willing and financially able to assume all of the responsibilities imposed on Grantee under this Conservation Easement; and (iii) otherwise qualified to be an assignee of this Conservation Easement; and (c) approved by WCB in accordance with Section 13(c). If the foregoing criteria are not met, then Owner Designee and the Third Party Beneficiary shall be deemed to disapprove Grantee’s voluntary assignment of its interest under this Conservation Easement. If, however, Grantee ceases to exist or no longer qualifies to hold this Conservation Easement under applicable state law, then Owner Designee and the Third Party Beneficiary shall proceed in accordance with the provisions of Section 13(b).

(3) Notwithstanding anything in this Section 13(a) to the contrary, and except as set forth in Section 13(b) and (c), this Conservation Easement shall not be transferred by Grantee to any Governmental Agency without the consent of Owner Designee, which consent shall be in Owner Designee’s sole and absolute discretion.

(b) Involuntary Transfer. Notwithstanding any provision of this Conservation Easement to the contrary, in the event the existence of the Tejon Ranch Conservancy, or any successor holding the rights of the Tejon Ranch Conservancy pursuant to this Conservation Easement, is terminated for any reason, Grantor and Grantee desire that title to all interest in this Conservation Easement will immediately vest in The Nature Conservancy. If, however, The Nature Conservancy is (i) no longer in existence; (ii) in the reasonable determination of Owner Designee and the Third Party Beneficiary, (A) not then qualified to hold a conservation easement under Section 815.3 of the California Civil Code; (B) no longer experienced in holding and monitoring conservation easements on properties similar to the Easement Property; or (C) not willing or financially able to assume all of the responsibilities imposed on Grantee under this Conservation Easement; or (iii) not approved by WCB in accordance with Section 13(c), then, unless Owner Designee, the Third Party Beneficiary and WCB approve transfer of this Conservation Easement to another organization that meets the criteria listed in Section 13(a)(2)(a)-(b) and that is a nonprofit organization that has qualified for exempt status under Code Section 501(c)(3) and is not a private foundation under Code Section 509, this Conservation Easement shall vest in the State of California, acting by and through WCB, pursuant to Section 13(c). Grantor, Grantee, Owner Designee and the Third Party Beneficiary intend that, in the selection of an assignee entity as set forth above, preference be given to a qualified private nonprofit organization with the requisite experience in holding and monitoring conservation easements on properties similar to the Easement Property and preserving and protecting the Conservation Values.

(c) WCB Approval and Vesting Rights.

(1) Notwithstanding anything in this Section 13 to the contrary, no assignment, transfer, or conveyance of this Conservation Easement is valid without the prior written approval of WCB pursuant to the terms of the WCB Grant Agreement. If the existence of Grantee is terminated for any reason, this Conservation Easement shall immediately vest in the State of California, acting by and through WCB, unless, prior to that termination and with the approval of WCB, another nonprofit organization acquires this Conservation Easement pursuant to Section 13(b). Any deed or other instrument of conveyance transferring this Conservation Easement to a nonprofit organization shall be recorded and shall set forth the executory interest and right of entry on the part of the State of California set forth in this Section 13(c).

(2) As set forth in the WCB Grant Agreement, if this Conservation Easement vests in the State of California, acting by and through WCB, then WCB shall not unreasonably withhold its approval of, and shall reasonably cooperate with Owner Designee and the Third Party Beneficiary to, assign the State of California’s interest as Grantee hereunder to an assignee approved by Owner Designee, the Third Party Beneficiary and WCB as provided in this paragraph. Owner Designee, the Third Party Beneficiary and WCB intend that, in the selection of any assignee entity, preference be given to a qualified private nonprofit organization with the requisite experience in holding and monitoring conservation easements on properties similar to the Easement Property and preserving and protecting the Conservation Values. The assignee shall be an entity selected by Owner Designee, the Third Party Beneficiary and WCB, that is (a) qualified to hold a conservation easement under Section 815.3 of the California Civil Code; and (b) determined by Owner Designee, the Third Party Beneficiary and WCB, each in its sole discretion, to be: (i) experienced in holding and monitoring conservation easements on properties similar to the Easement Property; (ii) willing and financially able to assume all of the responsibilities imposed on Grantee under this Conservation Easement; and (iii) otherwise qualified to be an assignee of this Conservation Easement. Owner Designee and the Third Party Beneficiary shall have one hundred twenty (120) days after the date that this Conservation Easement vests in WCB to submit to WCB one (1) or more proposed assignees that Owner Designee and the Third Party Beneficiary reasonably determine meet such criteria. The one hundred twenty (120) day time period may be extended, and shall be extended so long as Owner Designee and the Third Party Beneficiary are taking reasonable steps to select the proposed assignee(s). WCB, Owner Designee and the Third Party Beneficiary shall use reasonable efforts to select the assignee based on the above criteria within five hundred forty (540) days after the date this Conservation Easement vests in WCB. The five hundred forty (540) day time period may be extended, and shall be extended, up to the date that is two (2) years after the date of such vesting, so long as Owner Designee, the Third Party Beneficiary and WCB are taking reasonable steps to select and approve the proposed assignee.

(d) No Merger. It is the intent of Grantor and Grantee that, if Grantee ever acquires fee title to all or a portion of the Easement Property, such fee title shall not merge (whether by operation of law or otherwise) with any of the rights granted by this Conservation Easement, and this Conservation Easement shall remain in full force and effect as to all portions of the Easement Property. Consistent with the foregoing, should Grantee acquire fee title to all or a portion of the Easement Property, Grantee shall assign this Conservation Easement to another entity pursuant to Section 13(a); provided, that if the Tejon Ranch Conservancy is Grantee and acquires fee title to all or a portion of the Easement Property, the assignment of this Conservation Easement to another entity shall provide that all of Grantee’s rights set forth in Section 7 (Grantee Activities) and Section 8 (Public Access) shall remain with the Tejon Ranch Conservancy and not the assignee for as long as the Tejon Ranch Conservancy remains the fee owner of the Easement Property or a portion thereof. It is also the intent of the Parties that this

Conservation Easement not be extinguished, merged into the fee title, modified, or otherwise deemed affected should the existence of Grantee terminate for any reason prior to the transfer of this Conservation Easement to a successor holder.

(e) Encumbrance of Conservation Easement. This Conservation Easement may not be used as security for any debt without the prior written approval of Grantor, the Third Party Beneficiary and WCB, each of which may withhold its consent in its sole and absolute discretion.

14. Transfer of Easement Property.

(a) Reference; Notice. Nothing contained in this Conservation Easement shall prohibit Grantor from separately selling, transferring or subdividing any portion of the Easement Property, separate from the balance of the Easement Property. Grantor covenants and agrees to reference this Conservation Easement and the RWMP in any deed or other legal instrument by which Grantor divests itself of any right, title or interest in all or any portion of the Easement Property, including, but not limited to, a leasehold interest or other New Contract. Grantor further agrees to give written notice to Grantee of any transfer of a fee interest in all or any portion of the Easement Property. The failure of Grantor to perform any act provided in this Section 14 shall not impair the validity of any deed or other legal instrument by which Grantor divests itself of any right, title or interest in all or any portion of the Easement Property, impair the validity of this Conservation Easement nor limit the enforceability of this Conservation Easement in any way, and any transferee of any right, title or interest in all or any portion of the Easement Property shall be subject to the terms of this Conservation Easement. Any successor in interest of Grantor, by acceptance of a deed, lease or other document purporting to convey any right, title or interest in the Easement Property, shall be deemed to have consented to, reaffirmed and agreed to be bound by and benefit from all of the terms, covenants, restrictions and conditions of this Conservation Easement to the extent applicable to the subject property and the interest obtained.

(b) Subdivision and Sale of Easement Property.

(1) The act of subdividing or transferring into separate ownership(s) all or any portion of the Easement Property (including creation and transfer of the transferred property as a separate legal lot, and any further subdivision or transfer thereof) does not create any new rights in the fee owner or the Grantee, or expand the scope of any rights in either the fee owner or the Grantee, to use the subdivided and/or transferred portions of the Easement Property (including, but not limited to, any rights to build new structures and improvements or expand existing structures, and any rights of access) beyond the intensity that would be permitted thereon under this Conservation Easement in the absence of the subdivision or transfer. The Parties further acknowledge that the Long-Term Stewardship Standard recognizes that continued economic use of the Conserved Lands, as a whole, will be respected, but does not require consideration of continued economic use of each individual parcel.

(2) Grantor covenants to include recitals in any deed or other legal instrument conveying an interest in the Easement Property or any portion thereof to a third party substantially consistent with the following: (a) except for any development rights applicable to the transferred property that are reserved to Grantor in this Conservation Easement, the transferred property comes with no development rights, including but not limited to the right to construct dwelling units on the transferred property, (b) the transferred property is subject to significant use restrictions and to additional requirements pursuant to the Ranch-Wide Management Plan, including, but not limited to, the right of Grantee to carry out Conservation Activities, permit Public Access, and establish Best Management Practices, all as set forth in this Conservation Easement, (c) the Long-Term Stewardship Standard recognizes that continued economic use of the Conserved Lands (which, as defined in this Conservation Easement, includes areas in addition to the Easement Property), as a whole, will be respected, but does not require consideration of continued economic use of each individual parcel, (d) the effect of Conservation Activities and Best Management Practices required pursuant to this Conservation Easement may result in disproportionate restrictions on or may effectively preclude some, and potentially even all, uses of the transferred property (if less than all of the Conserved Lands), or portions thereof, that are otherwise generally permitted on the Easement Property consistent with this Conservation Easement, and (e) the act of subdividing or transferring into separate ownership(s) all or any portion of the Easement Property (including creation and transfer of the transferred property as a separate legal lot, and any further subdivision or transfer thereof) does not create any new rights in the fee owner or Grantee, or expand the scope of any rights in either the fee owner or Grantee, to use the subdivided and/or transferred portions of the Easement Property (including, but not limited to, any rights to build new structures and improvements or expand existing structures, and any rights of access) beyond the intensity that would be permitted thereon under this Conservation Easement in the absence of the subdivision or transfer. Prior to or at the time of any such transfer, Grantor shall obtain from any such third party purchaser a written instrument signed by such purchaser wherein such purchaser acknowledges the foregoing recitals.

(c) Transfer Fees. Grantor recognizes that Grantee will incur direct and indirect costs for monitoring and administration of this Conservation Easement. Rather than charging such costs to Grantor, and in addition to any fees Grantee may receive under the Ranch Agreement, Grantor and Grantee agree that concurrently with each sale or transfer of the fee interest in all or any part of the Easement Property (other than Excluded Transfers), Grantor and its successors in interest shall pay to Grantee, or its successor, as holder of this Conservation Easement, a fee (“Transfer Fee”) equal to one-half of one percent (0.5%) of the purchase price of the property being sold or transferred. If the consideration for the transfer is not limited to payment of a purchase price, then the foregoing percentage shall be paid based upon the greater of the amount of monetary consideration actually paid (if any) and the fair market value of the applicable portion of the Easement Property (as encumbered by this Conservation Easement, but without reference to any mortgage, deed of trust or similar encumbrance on the Easement Property) at the time of the transfer. For purposes hereof, there shall be no Transfer Fee payable upon an Excluded Transfer. Within five (5) business days after the close of escrow for any transfer of the Easement Property, the transferor shall, in addition to giving notice of the transfer to Grantee, either (i) pay the Transfer Fee to Grantee and concurrently deliver to Grantee a true and correct copy of the transferor’s closing statement, or (ii) deliver to Grantee the transferor’s closing statement together with a declaration executed by the transferor setting forth the facts which qualify the transfer as an Excluded Transfer. In the event that the transferor shall transfer the Easement Property without payment of a Transfer Fee, both the transferor and its successor in interest shall become jointly and severally liable therefor, and Grantee shall have the right to bring suit to recover the Transfer Fee and interest thereon at the rate of the lesser of eight percent (8%) per annum or the maximum rate permitted by law from the date due until the date paid plus its costs of suit, including reasonable attorneys’ fees.

(d) Transfer of Mineral Rights. Grantor shall not grant, transfer or otherwise convey any surface rights to explore for, develop or extract any minerals, oil, gas or hydrocarbons, except, subject to the provisions of this Conservation Easement, within the Designated Oil and Gas Area. Nothing in this Conservation Easement shall prohibit or limit Grantor’s right to (i) extract subsurface oil, gas and hydrocarbons from any portion of the Easement Property through the surface of the Designated Oil and Gas Area, or (ii) remove or extract any subsurface mineral or non-mineral substance, oil, gas or hydrocarbons from any portion of the Easement Property through the surface of any area outside of the Easement Property where such removal or extraction is permitted; provided, in each case, that such removal or extraction does not cause material damage to the surface of the Easement Property (including groundwater), or the structures thereon, except as is permitted under this Conservation Easement within the Designated Oil and Gas Area.

(e) California State Park and University of California Natural Reserve.

(1) California State Park. Consistent with the Conservation Purpose and the importance the Parties place on Public Access to the Conserved Lands, and subject to the terms and conditions of this Section, the Parties intend to explore with the California Department of Parks and Recreation (“California State Parks”) the possibility of creating a State Park within the Conserved Lands that may include portions of the Easement Property. Pursuant to the Ranch Agreement, the Parties agreed to use their reasonable best efforts to work with California State Parks to: (a) define the size and location of a possible State Park within the Conserved Lands, which could include portions of the Easement Property; (b) study the operational and infrastructure needs for such a State Park; (c) resolve issues relating to the operation of such a State Park and its effect on Conservation Activities, Reserved Rights and the Conserved Lands; (d) determine appropriate property interests required to operate such a State Park; (e) acquire such other information and conduct such studies as may be required to understand and fulfill the objective of creating a State Park; (f) cooperate with California State Parks in connection with any necessary CEQA review, approvals or authorizations from Governmental Agencies for such a State Park; and (g) cooperate with Resource Agencies in connection with any existing or proposed Mitigation within such a State Park; provided, however, that none of the Parties is obligated to incur any costs on behalf of any other Party or any third party in this effort. As part of any acquisition of an interest in the Easement Property for the purposes of a State Park, Grantor and Grantee have agreed to work cooperatively with California State Parks to develop a comprehensive land use plan for the integration of the State Park into Tejon Ranch.

(2) University of California Natural Reserve. Consistent with the Conservation Purpose and the importance the Parties place on scientific study of the Conserved Lands, and subject to the terms and conditions of this Section, the Parties intend to explore with the University of California Natural Reserve System (“UC”) the possibility of creating a University of California Natural Reserve within the Conserved Lands that may include portions of the Easement Property. Pursuant to the Ranch Agreement, the Parties agreed to work cooperatively with UC (a) to determine whether a portion of the Easement Property might be appropriate for inclusion as a future University of California Natural Reserve or otherwise utilized by students, teachers, and researchers from the University of California for scientific study, and (b) in connection with any necessary CEQA review, approvals or authorizations from Governmental Agencies for any such University of California Natural Reserve; provided, however, that none of the Parties is obligated to incur any costs on behalf of any other Party or any third party in this effort.

(3) Sale or Transfer. Any sale or transfer by Grantor of any property interest in any portion of the Easement Property for the purposes of a State Park or a University of California Natural Reserve shall be subject to the future agreement by Grantor, in its sole and absolute discretion, on the terms and conditions of any such sale or transfer, as provided in Section 7.2 of the Ranch Agreement. Any sale or transfer by Grantor of any property interest in, or New Contract that permits the use of, any portion of Tejon Ranch shall also be subject to the terms and conditions of this Conservation Easement; provided, however, that the Parties acknowledge that, as part of any acquisition of an interest in, or New Contract that permits the use of, any portion of the Easement Property for the purposes of a State Park or a University of California Natural Reserve, it may become desirable to modify this Conservation Easement to allow for certain structures and other appurtenant improvements and uses on the Easement Property consistent with future State Park or University of California Natural Reserve uses and needs, in furtherance of the Conservation Purpose and the Public Access objectives of this Conservation Easement. Any such modification of this Conservation Easement shall be subject to agreement by both Grantor and Grantee, each in its sole and absolute discretion, on the terms and conditions of any such modification, including, without limiting the generality of the foregoing, reaching agreement on any consideration for the conveyance by Grantor of any property interest in connection therewith, and on any terms and conditions needed to ensure that the use of the Easement Property will remain consistent with and further the Conservation Purpose in perpetuity and that the modification will not result in any net loss or reduction of the Conservation Values of the Easement Property. In addition, the express approval of WCB, in accordance with the WCB Grant Agreement, and the express approval of the Third Party Beneficiary, which approval shall not be unreasonably withheld, conditioned or delayed, shall be required.

(f) Encumbrance of Fee. No provision of this Conservation Easement should be construed as impairing the ability of Grantor to use the Easement Property as collateral for borrowing, provided that any mortgage, lien or other encumbrance arising from such borrowing shall be subject and subordinate to this Conservation Easement.

(g) Additional Conservation Easements. Grantor shall have the right, subject to the provisions of the Ranch Agreement, to grant additional conservation easements over the Easement Property, including conservation easements for Mitigation Areas required pursuant to Project Approvals, provided that (i) such additional conservation easement rights shall not conflict with any of Grantee’s rights under this Conservation Easement, allow any use of the Easement Property that is inconsistent with the Conservation Purpose or impair Conservation Values; (ii) Grantor shall notify Grantee in writing at least sixty (60) days in advance of any proposed new grant of conservation easement over the Easement Property or any part of it, which notice shall include a complete copy of the proposed grant of conservation easement; and (iii) no new grant of conservation easement shall result in Grantee having to bear any additional obligation or cost under this Conservation Easement. Any new conservation easement shall include a clear reference to this Conservation Easement and shall include a statement that the new conservation easement is subject and subordinate to this Conservation Easement.

15. Effect of Easement: Runs with the Land. The Parties acknowledge that this Conservation Easement is an easement in gross, and that, pursuant to the terms of Sections 815 et seq. of the California Civil Code: (i) the Easement Property is declared to be open and natural land, and may not be converted or directed to any uses prohibited under this Conservation Easement; (ii) this Conservation Easement shall run with and burden the title to the Easement Property in perpetuity, and shall bind Grantor and all of the agents, devisees, administrators, employees, representatives, lessees, and assigns of Grantor, including all future owners, tenants, and occupants of the Easement Property or any portion of it or interest in it to all the terms and conditions of this Conservation Easement, for the benefit of Grantee and the successors and assigns of Grantee; and (iii) this Conservation Easement shall confine the use of the Easement Property to such activities as are consistent with the terms of this Conservation Easement and the Conservation Purpose. Grantor agrees that any transfer by Grantor of any interest in the Easement Property shall be in accordance with Section 14.

16. Extinguishment of Development Rights. Grantor hereby grants to Grantee all development rights, except retained development rights reserved to Grantor herein, that are now or hereafter allocated to, implied, reserved or inherent in the Easement Property, and Grantor and Grantee agree that such development rights are hereby terminated and extinguished. The Easement Property may not be used for the purpose of transferring development rights or calculating permissible development or lot yield of any other property.

17. Termination.

(a) Voluntary Termination Prohibited. Pursuant to Section 15, this Conservation Easement shall run with the land and burden title to the Easement Property in perpetuity. In making this Conservation Easement, Grantor has considered the possibility that uses prohibited by the terms of this Conservation Easement may become more economically valuable than permitted uses and that neighboring properties may in the future be put entirely to such prohibited uses. It is the intent of both Grantor and Grantee that any such changes shall not be deemed to be circumstances justifying the termination, extinguishment or modification of this Conservation Easement. In addition, the inability of Grantor, or Grantor’s heirs, successors, or assigns, to conduct or implement any or all of the uses permitted under the terms of this Conservation Easement, or the unprofitability of doing so, shall not impair the validity of this Conservation Easement or be considered grounds for the termination, extinguishment or modification of same; provided, however, that the foregoing shall not prohibit Grantor, or Grantor’s heirs, successors, or assigns from seeking any available remedy under Section 9 if it is unable to conduct or implement any or all of the uses permitted under the terms of this Conservation Easement as a result of any violation of this Conservation Easement by Grantee.

(b) Judicial Extinguishment. This Conservation Easement may not be extinguished unless circumstances arise in the future that make it impossible to achieve the Conservation Purpose, and, in any event such extinguishment may be accomplished only by appropriate judicial proceedings. No such extinguishment shall affect the value of Grantee’s interest in the Easement Property, and if the Easement Property, or any interest therein, is sold, exchanged, or taken after such extinguishment, Grantee shall be entitled to receive its pro-rata share of the proceeds of such sale, exchange or taking. The amount of the compensation to which Grantee shall be entitled from any sale, exchange, or taking of all or any portion of the Easement Property subsequent to such extinguishment shall be based on the respective fair market values of the interests of Grantee and Grantor extinguished as determined in the judicial extinguishment proceedings, and, except as set forth in Section 17(d) and subject to the WCB Grant Agreement, Grantee shall use any proceeds received in a manner consistent with the conservation objectives exemplified by this Conservation Easement.

(c) Condemnation. If all or part of the Easement Property is taken by the exercise of the power of eminent domain by public, corporate, or other authority so as to abrogate the restrictions imposed by this Conservation Easement, Grantor and Grantee shall each have the right to separately initiate or join in appropriate actions at the time of such taking to recover the full value of its respective interest in the subject portion of the Easement Property involved in the taking and all incidental or direct damages resulting from the taking, it being expressly agreed that this Conservation Easement constitutes a compensable property right, and the proceeds shall be divided based on the respective values of the interests of Grantor and Grantee, as determined in any such action. Grantor and Grantee shall each pay their respective costs and expenses in connection with any such action.

(d) Distribution of Proceeds. Upon distribution of proceeds resulting from a judicial extinguishment or condemnation proceeding, all expenses reasonably incurred by Grantee in connection with the proceeding shall first be reimbursed out of the amount recovered by Grantee. Grantee shall then distribute the remainder of the proceeds in accordance with the WCB Grant Agreement.

(e) Easement Property Remainder. Should this Conservation Easement be terminated or extinguished as to any portion of the Easement Property, the balance of the Easement Property shall remain subject to this Conservation Easement. In this event, all relevant related documents shall be updated and re-recorded by Grantee to reflect the modified Easement Property and encumbrances junior to this Conservation Easement shall remain subordinate to this Conservation Easement as amended.

18. Written Notices. Any notice, demand, request, consent, approval, or communication that a Party desires or is required to give to another Party (including, for purposes of this Section 18, WCB, the Third Party Beneficiary and Owner Designee) shall be in writing and be served personally or sent by recognized overnight courier that guarantees next-day delivery or by first class, certified mail, postage fully prepaid and return receipt requested, addressed as follows:

To Grantor:	Tejon Ranchcorp
P.O. Box 1000
Lebec, CA 93243
Fax: (661) 248-3100
	Attn:	General Counsel

Overnight mail address:	4436 Lebec Road
Lebec, CA 93243
	Attn:	General Counsel

To Grantee:	Tejon Ranch Conservancy
P.O. Box 216
Frazier Park, CA 93225
	Attn:	Executive Director

To the Third Party
Beneficiary:	National Audubon Society, Inc., d.b.a. Audubon California
4225 Hollis Street
Emeryville, CA 94608
	Fax:	(510) 601-1954
	Attn:	Graham Chisholm
Deputy Director, Director of Conservation

To Owner Designee:	Tejon Ranch Co.
P.O. Box 1000
Lebec, CA 93243
	Fax:	(661) 248-3100
	Attn:	General Counsel

Overnight mail address:	4436 Lebec Road
Lebec, CA 93243
	Attn:	General Counsel

To the California Wildlife Conservation
Board:	California Wildlife Conservation Board
1807 13th Street, Suite 103
Sacramento, CA 95811
	Attn:	Executive Director

or to such other address as a Party shall designate by written notice to the others. Notice shall be deemed effective upon actual receipt by any of the addressees designated above for such Party in the case of personal delivery or delivery by overnight courier or, in the case of delivery by first class, certified mail, upon the first to occur of: (a) actual receipt by any of the addressees designated above for such Party; or (b) within five (5) days after a certified letter containing such notice, properly addressed, with postage prepaid, is deposited in the United States mail.

19. Amendment. This Conservation Easement may be amended by Grantor and Grantee only by a written agreement signed by both Parties and approved by WCB. In addition, if the amendment significantly adversely affects the Conservation Purpose or Grantee’s rights or obligations hereunder, the express approval of the Third Party Beneficiary to such amendment shall be required, which approval shall not be unreasonably withheld, conditioned or delayed.

Any amendment of this Conservation Easement shall be consistent with the Conservation Purpose, the Ranch Agreement, the RWMP, and California law governing conservation easements, and shall not affect its perpetual duration. Grantee shall record any amendment of this Conservation Easement in the official records of Kern County, State of California, and shall provide a copy of the recorded document to WCB.

20. Third Party Beneficiary.

(a) Third Party Beneficiary; Right of Enforcement. As and to the extent set forth in this Section 20, the Third Party Beneficiary shall be a third party beneficiary to this Conservation Easement. In addition to the rights expressly granted to the Third Party Beneficiary elsewhere in this Conservation Easement, the Third Party Beneficiary shall have the right provided in Section 9(g) to enforce the terms, covenants, conditions, and restrictions of this Conservation Easement to the extent and in the manner permitted by such Section.

(b) Right of Inspection. In addition, the Third Party Beneficiary shall have the right, not more than once per year and for no more than thirty (30) days per year, to enter onto the Easement Property in accordance with the procedure set forth in Section 7(a) in order to monitor and inspect compliance with the terms, conditions, restrictions and covenants of this Conservation Easement.

21. Existing Contracts. Grantor shall use good faith efforts to cause the BMPs to apply to uses that are authorized by an Existing Contract to the maximum extent permitted by the terms of the applicable Existing Contract; provided, however, that the Parties agree that good faith efforts shall not include, and Grantor shall not be required to bring, an action against any party or terminate any Existing Contract.

22. Owner Designee. Where the consent, approval or other determination is required from Owner Designee under this Conservation Easement, such consent, approval or other determination by Owner Designee shall be binding upon Grantor and the Easement Property. In no event shall Owner Designee have any liability to Grantor in connection with any such consent, approval or other determination that is made in good faith by Owner Designee. Owner Designee shall keep Grantor reasonably informed of its activities pursuant to this Conservation Easement.

23. Additional Instruments. Subject to Grantor’s prior written approval, which shall not be unreasonably withheld, Grantee may record or file from time to time any and all notices or instruments that may be required to ensure the perpetual enforceability of this Conservation Easement, including (but not limited to) re-recording this Conservation Easement, or a copy thereof, for such purpose. Grantor agrees to execute, acknowledge, and/or deliver (as applicable) any and all such notices or instruments upon request from Grantee to do so.

24. Approval of WCB.

(a) RWMP Review. Grantee shall submit the RWMP, the Public Access Plan, and any proposed amendment to either such plan (a “Proposed Plan”) to WCB at least ninety (90) days prior to its proposed adoption. Subject to the terms of this Section 24, and as set forth in Section 5.6 of the WCB Grant Agreement, WCB shall have the right to review and approve those aspects of a Proposed Plan that occur on the Easement Property (a “Reviewable Aspect”). As set forth in the WCB Grant Agreement, WCB’s approval of a Reviewable Aspect shall not be unreasonably withheld, conditioned or delayed, and WCB shall not disapprove of a Reviewable Aspect unless it is inconsistent with this Conservation Easement or a standard equivalent to the Initial Stewardship Standard or if applicable, a Designated Area Standard.

(b) Notice. Pursuant to the WCB Grant Agreement, WCB has committed to notify Grantee in writing of its disapproval of all or any portion of a Reviewable Aspect of a Proposed Plan (a “WCB Disapproval Notice”), and to use commercially reasonable efforts to respond within ninety (90) days after WCB’s receipt of the Proposed Plan. Grantee shall provide a copy of any WCB Disapproval Notice to Grantor within three (3) business days of receipt. WCB shall state in the WCB Disapproval Notice the specific reasons for its disapproval of a Reviewable Aspect of the Proposed Plan, and may, if applicable, provide supporting documentation concurrent with delivery of such WCB Disapproval Notice.

(c) Resolution. If Grantee, Grantor and WCB are unable to informally resolve WCB’s disapproval of the Reviewable Aspect, then, as soon as is feasible, but in no event later than thirty (30) days after receipt of a WCB Disapproval Notice, representatives of Grantee, Grantor and WCB shall meet and confer in good faith in an attempt to resolve any differences.

(d) Adoption. WCB’s disapproval of a portion of a Proposed Plan shall not preclude Grantee from adopting the remainder of such Proposed Plan. If WCB disapproves of any Reviewable Aspect of a Proposed Plan in accordance with this Section 24 (collectively, the “Disputed Terms”), Grantee may adopt such portions of the Proposed Plan that are not Disputed Terms as part of the RWMP, and shall subsequently amend the RWMP in a manner consistent with the good faith resolution of WCB’s disapproval of the Disputed Terms. In addition, if WCB has failed to deliver a WCB Disapproval Notice to Grantee within ninety (90) days after WCB’s receipt of the Proposed Plan, then Grantee shall have the right to adopt the Proposed Plan in its entirety until such time as WCB delivers a WCB Disapproval Notice to Grantee; provided, however, that in no event shall WCB deliver a WCB Disapproval Notice pursuant to this Section 24 or otherwise disapprove of a Proposed Plan after the date that is 120 days after WCB’s receipt of the Proposed Plan.

25. General Provisions.

(a) Interpretation. This Conservation Easement shall be construed so as to qualify as a conservation easement under Section 815 et seq. of the California Civil Code. The provisions of this Conservation Easement shall be liberally construed to effectuate the Conservation Purpose, notwithstanding economic or other hardship or changes in circumstances or conditions. Any and all recitals in this Conservation Easement are accurate and shall constitute an integral part of this Conservation Easement, and this Conservation Easement shall be construed in light of those recitals. Any and all exhibits, schedules, and addenda attached to and referred to in this Conservation Easement are hereby incorporated into this Conservation Easement as fully as if set out in their entirety herein. If any provision in this Conservation Easement is found to be ambiguous, an interpretation consistent with the Conservation Purpose that would render the provision valid shall be favored over any interpretation that would render it invalid. The Parties acknowledge that each Party and its counsel have had the opportunity to review and revise this Conservation Easement and that no rule of construction that ambiguities are to be resolved against the drafting party shall be employed in the interpretation of this Conservation Easement. In the event of any conflict between the provisions of this Conservation Easement and the provisions of any use and zoning restrictions of the State or local government, the more restrictive provisions shall control.

(b) Controlling Law. The interpretation and performance of this Conservation Easement shall be governed by the laws of the State of California, disregarding the conflicts of law principles of such state.

(c) Venue. Subject to Section 25(d), venue for any action arising out of this Conservation Easement, including any dispute resolution procedure to enforce this Conservation Easement, shall be in the Superior Court of Kern County.

(d) Judicial Reference. It is the desire and intention of the parties to agree upon a mechanism and procedure under which controversies and disputes arising out of this Conservation Easement or related to the Easement Property will be resolved in a prompt and expeditious manner. Accordingly, except with respect to actions in which a Party seeks an injunction pursuant to Section 9(c) and except as set forth in the last sentence of this Section, any action, proceeding or counterclaim brought on any matters arising out of or in any way connected with this Conservation Easement or the Easement Property, and/or any claim of injury or damage, whether sounding in contract, tort, or otherwise, shall be heard and resolved by a referee under the provisions of the California Code of Civil Procedure, Sections 638 - 645.1, inclusive (the “Referee Sections”). The venue of the proceedings shall be as set forth in Section 25(c). Within ten (10) days after receipt by any party of a written request to resolve any dispute or controversy pursuant to this Section 25(d), the parties to such dispute shall agree upon a single referee who shall try all issues, whether of fact or law, and report a finding and judgment on such issues as required by the Referee Sections. If the parties are unable to agree upon a referee within such ten (10) day period, then any party may thereafter file a motion for the purpose of appointment of a referee under the Referee Sections. If the referee is appointed by the court, the referee shall be a neutral and impartial retired judge with substantial experience in the relevant matters to be determined, or, if no such retired judge is available, the referee shall be a neutral and impartial lawyer with substantial experience in the relevant matters to be determined. The proposed referee may be challenged by any party for any of the grounds listed in the Referee Sections. The referee shall have the power to decide all issues of fact and law and report his or her decision on such issues, and to issue all available remedies, subject to the limitations of this Conservation Easement. The parties shall be entitled to conduct all discovery as provided in the California Code of Civil Procedure, and the referee shall oversee discovery and may enforce all discovery orders in the same manner as any trial court judge, with rights to regulate discovery and to issue and enforce subpoenas, protective orders and other limitations on discovery available under California law. The reference proceeding shall be conducted in accordance with California law (including the rules of evidence), and in all regards, the referee shall follow California law applicable at the time of the reference proceeding. The parties shall promptly and diligently cooperate with one another and the referee, and shall perform such acts as may be necessary to obtain a prompt and expeditious resolution of the dispute or controversy in accordance with this Section 25(d). In accordance with Section 644 of the California Code of Civil Procedure, the decision of the referee upon the whole issue must stand as the decision of the court, and upon the filing of the statement of decision with the clerk of the court, or with the judge if there is no clerk, judgment may be entered thereon in the same manner as if the action had been tried by the court. Any decision of the referee and/or judgment or other order entered thereon shall be appealable to the same extent and in the same manner that such decision, judgment, or order would be appealable if rendered by a judge of the superior court in which venue is proper hereunder. The referee shall in his/her statement of decision set forth his/her findings of fact and conclusions of law. The parties intend this general reference agreement to be specifically enforceable in accordance with the California Code of Civil Procedure. Nothing in this Section 25(d) shall prejudice the right of any party to obtain provisional relief or other equitable remedies from a court of Competent jurisdiction as shall otherwise be available under the California Code of Civil Procedure and/or applicable court rules. Notwithstanding anything to the contrary contained in this Section 25(d), if a necessary or indispensable party (as described in California Code of Civil Procedure Section 389(a) or any successor or similar statute) is not, and does not agree in writing to be, subject to this Section 25(d), then the Non-Defaulting Party, or, in the case of a Contract Violation, either Grantor or Grantee, may elect by written notice to the other parties to the dispute to bring an action, proceeding, claim or counterclaim that would otherwise be subject to this Section 25(d) in a court of competent jurisdiction instead of before a referee.

(e) Captions. The captions in this instrument have been inserted solely for convenience of reference and are not a part of this instrument and shall have no effect upon its construction or interpretation.

(f) Severability. If a court of competent jurisdiction voids or invalidates on its face any provision of this Conservation Easement, such action shall not affect the remainder of this Conservation Easement. If a court of competent jurisdiction voids or invalidates the application of any provision of this Conservation Easement to a person or circumstance, such action shall not affect the application of the provision to other persons or circumstances.

(g) Entire Agreement. This instrument, together with the attached exhibits, and the Ranch Agreement sets forth the entire agreement of the Parties with respect to this Conservation Easement and supersedes all prior discussions, negotiations, understandings, or agreements relating to this Conservation Easement. No alteration or variation of this instrument shall be valid or binding unless contained in an amendment in accordance with Section 19. In the event of any conflict between this Conservation Easement and the Ranch Agreement, then as between Grantor and Grantee this Conservation Easement shall govern and control with respect to the Easement Property. No amendment to the Ranch Agreement, or any termination or extinguishment of the Ranch Agreement other than pursuant to Section 3.14 of the Ranch Agreement as it exists as of the Agreement Date, shall be effective as to the Easement Property if such amendment or termination would alter or affect a right or obligation under this Conservation Easement, and such rights and obligations shall continue to be governed by the terms and conditions of Ranch Agreement as they existed prior to the amendment, termination or extinguishment, unless and until WCB has given its written consent to the amendment, termination or extinguishment.

(h) Successors. The covenants, terms, conditions, and restrictions of this Conservation Easement shall be binding upon, and inure to the benefit of, the Parties hereto and their respective personal representatives, heirs, successors, and assigns and shall constitute a servitude running in perpetuity with the Easement Property.

(i) No Forfeiture. Nothing contained herein will result in a forfeiture or reversion of Grantor’s fee title in any respect.

(j) No Third Party Beneficiaries. This Conservation Easement shall not create or bestow any lien or property right in any third party. The Parties agree that, other than the Third Party Beneficiary, no third party beneficiary to this Conservation Easement exists and that nothing contained herein shall be construed as giving any other Person third party beneficiary status.

(k) Termination of Rights and Obligations. A Party’s rights and obligations under this Conservation Easement terminate upon transfer of the Party’s interest in this Conservation Easement or the Easement Property, except that liability for acts or omissions occurring prior to transfer shall survive transfer.

(1) Counterparts. This Conservation Easement may be signed in one or more counterparts, all of which shall constitute one and the same instrument. In the event of any conflict between a recorded and an unrecorded counterpart, the recorded instrument shall be controlling.

(m) Authority. Each of the persons signing this Conservation Easement on behalf of a Party hereby represents that he or she has the requisite authority to bind the Party on whose behalf he or she is signing this Conservation Easement, and that all requisite approvals of such Party, its Board of Directors, shareholders, members, general partners, or others have been obtained.

(n) Terms.

(1) The terms “Grantor” and “Grantee,” wherever used in this Conservation Easement, and any pronouns used in place thereof, shall mean and include, respectively: (i) the named Grantor and the personal representatives, heirs, devisees, and assigns of such named Grantor, and all other successors of such Grantor, as their interests may appear; and (ii) the named Grantee and the personal representatives, heirs, devisees, and assigns of such named Grantee, and all other successors of such Grantee, as their interests may appear. If the Easement Property is owned by more than one fee owner, the term “Grantor” includes each such owner; provided, however, that where this Conservation Easement provides that an approval or determination is to be made by Grantor with respect to any Conservation Activity located on, or any requested access to, any portion of the Easement Property, such approval or determination shall be made only by the owner(s) of such property.

(2) All statutory references in this Conservation Easement shall mean and include the applicable statute, as amended from time to time, or, if such statute is repealed and replaced, any successor statute.

(o) Exhibits. The following exhibits are attached to and are incorporated into this Conservation Easement:

Exhibit A:	Legal Description of Easement Property
Exhibit B:	Depiction of Easement Property
Exhibit C:	Depiction of Tejon Ranch and Conserved Lands
Exhibit D:	Depiction of Designated Areas
Exhibit E:	Depiction of Development Areas
Exhibit F:	Depiction of Disturbance Areas
Exhibit F-1:	Depiction of Disturbance Area B
Exhibit F-2:	Depiction of Disturbance Area D
Exhibit G:	Access Procedure Agreement
Exhibit H:	List of Assessor’s Parcel Numbers

[Signatures follow on next page.]

IN WITNESS WHEREOF, the Parties have executed this Conservation Easement as of the Agreement Date.

GRANTOR:		GRANTEE:

TEJON RANCHCORP, a California corporation		TEJON RANCH CONSERVANCY, a California nonprofit public benefit corporation

BY:		BY:

NAME:	ALLEN E. LYDA	NAME:

TITLE:	Senior Vice President - CFO	TITLE:

DATE:	February 25, 2011	DATE:

BY:

NAME:	Kathleen J. Perkinson

TITLE:	Senior Vice President

DATE:	February 25, 2011

Signing for the limited purpose of acknowledging the obligations of the Owner Designee set forth herein:		Signing for the limited purpose of acknowledging the obligations of the Third Party Beneficiary set forth herein:

OWNER DESIGNEE:		THIRD PARTY BENEFICIARY:

TEJON RANCH CO., a Delaware corporation		NATIONAL AUDUBON SOCIETY INC., a New York nonprofit corporation

BY:		BY:

NAME:	Kathleen J. Perkinson	NAME:

TITLE:	Senior Vice President	TITLE:

DATE:	February 25, 2011	DATE:

S-1

IN WITNESS WHEREOF, the Parties have executed this Conservation Easement as of the Agreement Date.

GRANTOR:	GRANTEE:

TEJON RANCHCORP, a California corporation	TEJON RANCH CONSERVANCY, a California nonprofit public benefit corporation

BY:	BY:

NAME:	NAME:	THOMAS H. MALONE

TITLE:	TITLE:	EXECUTIVE DIRECTOR

DATE:	DATE:	2/28/2011

BY:

NAME:

TITLE:

DATE:

Signing for the limited purpose of acknowledging the obligations of the Owner Designee set forth herein:	Signing for the limited purpose of acknowledging the obligations of the Third Party Beneficiary set forth herein:

OWNER DESIGNEE:	THIRD PARTY BENEFICIARY:

TEJON RANCH CO., a Delaware corporation	NATIONAL AUDUBON SOCIETY INC., a New York nonprofit corporation

BY:	BY:

NAME:	NAME:

TITLE:	TITLE:

DATE:	DATE:

S-1

IN WITNESS WHEREOF, the Parties have executed this Conservation Easement as of the Agreement Date.

GRANTOR:	GRANTEE:

TEJON RANCHCORP, a California corporation	TEJON RANCH CONSERVANCY, a California nonprofit public benefit corporation

BY:	BY:

NAME:	NAME:

TITLE:	TITLE:

DATE:	DATE:

BY:

NAME:

TITLE:

DATE:

Signing for the limited purpose of acknowledging the obligations of the Owner Designee set forth herein:	Signing for the limited purpose of acknowledging the obligations of the Third Party Beneficiary set forth herein:

OWNER DESIGNEE:	THIRD PARTY BENEFICIARY:

TEJON RANCH CO., a Delaware corporation	NATIONAL AUDUBON SOCIETY INC., a New York nonprofit corporation

BY:	BY:

NAME:	NAME:	GRAHAM CHISHOLM

TITLE:	TITLE:	EXECUTIVE DIRECTOR

DATE:	DATE:	2/24/11

S-1

Signing for the limited purpose of acknowledging the obligations of the Wildlife Conservation Board set forth herein:

WILDLIFE CONSERVATION BOARD

BY:

NAME:	John P. Donnelly

TITLE:	Executive Director

DATE:	2/25/11

S-2

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California }

County of Kern

On February 25, 2011 before me, Konnie Sue Williams-Roth, Notary Public,

Date Here Insert Name and Title of the Officer

personally appeared Allen E. Lyda & Kathleen J. Perkinson Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document:

Deed of Conservation Easement and Agreement Concerning Easement

Rights (Old Headquarters)

Document Date: Number of Pages:

Signer(s) Other Than Named Above:

Capacity(ies) Claimed by Signer(s)

Signer’s Name:

Signer’s Name:

Individual

Individual

Corporate Officer - Title(s):

Corporate Officer - Title(s):

Partner - Limited General

Partner - Limited General

Attorney in Fact

RIGHT THUMBPRINT OF SIGNER

Top of thumb here

Attorney in Fact

RIGHT THUMBPRINT OF SIGNER

Top of thumb here

Trustee

Trustee

Guardian or Conservator

Guardian or Conservator

Other:

Other:

Signer Is Representing:

Signer Is Representing:

2007 National Notary Association 9350 De Soto Ave., P.O. Box 2402 Chatsworth, CA 91313-2402 www.NationalNotary.org Item #5907 Reorder: Call Toll-Free 1-800-876-6827

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California }

County of Kern

On February 25, 2011 before me, Konnie Sue Williams-Roth, Notary Public,

Date

Here Insert Name and Title of the Officer

personally appeared Kathleen J. Perkinson

Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature

Place Notary Seal Above

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document:

Deed of Conservation Easement and Agreement Concerning Easement

Rights (Old Headquarters)

Document Date:

Number of Pages:

Signer(s) Other Than Named Above:

Capacity(ies) Claimed by Signer(s)

Signer’s Name:

Signer’s Name:

Individual

Individual

Corporate Officer - Title(s):

Corporate Officer - Title(s):

Partner - Limited General

Partner - Limited General

Attorney in Fact

RIGHT THUMBPRINT OF SIGNER

Top of thumb here

Attorney in Fact

RIGHT THUMBPRINT OF SIGNER

Top of thumb here

Trustee

Trustee

Guardian or Conservator

Guardian or Conservator

Other:

Other:

Signer Is Representing:

Signer Is Representing:

2007 National Notary Association 9350 De Soto Ave., P.O.Box 2402 Chatsworth, CA 91313-2402 www.NationalNotary.org Item #5907 Reorder: Call Toll-Free 1-800-876-6827

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California }

County of Sacramento

On 2/25/11

before me, Natalya Kulapina, Notary Public, Date

Here Insert Name and Title of the Officer

personally appeared

John P. Donnelly

Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature:

Place Notary Seal and/or Stamp Above

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Tejon Ranch Conversation Easement (Bi-C)

Document Date: Number of Pages:

Signer(s) Other Than Named Above:

Capacity(ies) Claimed by Signer(s)

Signer’s Name:

Signer’s Name:

Corporate Officer - Title(s):

Corporate Officer - Title(s):

Individual

RIGHT THUMBPRINT OF SIGNER

Top of thumb here

Individual

RIGHT THUMBPRINT OF SIGNER

Top of thumb here

Partner - Limited General

Partner - Limited General

Attorney in Fact

Attorney in Fact

Trustee

Trustee

Guardian or Conservator

Guardian or Conservator

Other:

Other:

Signer Is Representing:

Signer Is Representing:

2008 National Notary Association 9350 De Soto Ave., P.O. Box 2402 Chatsworth, CA 91313-2402 www.NationalNotary.org Item #5907 Reorder: Call Toll-Free 1-800-876-6827

Chicago Title Company

4015 Coffee Road., Suite 100, Bakersfield, CA 93308 661 410-4700 • FAX 661 410-4660

I HEREBY CERTIFY UNDER PENALTY OF PERJURY THAT THE NOTARY SEAL OF NATALYA KULAGINA AFFIXED TO THE WITHIN DOCUMENT, WHILE NOT BEING PHOTOGRAPHICALLY REPRODUCIBLE, CAN BE READ. I FURTHER CERTIFY THAT THE SAID NOTARY COMMISSION EXPIRES ON June 13, 2013. THE NOTARY BOND AND COMMISSION IS FILED IN SACRAMENTO COUNTY.

PLACE OF EXECUTION: BAKERSFIELD, CALIFORNIA

DATE:	2-28-2011

CHICAGO TITLE COMPANY

BY:
CERTIFIED ESCROW OFFICER

State of California	)

County of LOS ANGELES	)

On 2/28/2011 before me, JESS FERNANDEZ/ Notary Public, personally appeared THOMAS HENRY MALONEY, who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is~~/are~~ subscribed to the within instrument and acknowledged to me that he~~/she/they~~ executed the same in his~~/her/their~~ authorized capacity~~(ies)~~, and that by his~~/her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.
Signature	(Seal)

State of California	)

County of	)

On              before me,             , personally appeared             , who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature	(Seal)

State of California	)

County of alameda	)

On 24th February, 2011 before me, Yvonne Graham/Notary Public, personally appeared Graham Chisholm, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature	(Seal)

EXHIBIT A

Legal Description of Easement Property

[attached]

Exhibit A

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

THOSE PORTIONS OF: THE RANCHO EL TEJON, AS DESCRIBED IN THE PATENT TO JOSE ANTONIO AGUIRRE AND IGNACIO DEL VALLE, RECORDED IN BOOK 2, PAGE 24 OF PATENTS; THE RANCHO LOS ALAMOS Y AGUA CALIENTE, AS DESCRIBED IN THE PATENT TO AUGUSTINO OLIVERA, ET AL., RECORDED IN BOOK 1, PAGE 211 OF PATENTS; SECTIONS 3, 11, 12, 14 THROUGH 17, AND 20 THROUGH 23 .OF TOWNSHIP 11 NORTH, RANGE 17 WEST, SAN BERNARDINO MERIDIAN; AND SECTIONS 2 AND 3 OF TOWNSHIP 10 NORTH, RANGE 18 WEST, SAN BERNARDINO MERIDIAN, ALL ACCORDING TO THE OFFICIAL PLATS OF SAID LAND ON FILE WITH THE BUREAU OF LAND MANAGEMENT, AND ALL IN THE UNINCORPORATED TERRITORY OF THE COUNTY OF KERN, STATE OF CALIFORNIA, DESCRIBED AS FOLLOWS:

BEGINNING AT CORNER NO. 12 OF SAID RANCHO EL TEJON, SAID CORNER BEING AN ANGLE POINT IN THE SOUTHWESTERLY BOUNDARY OF FRACTIONAL SECTION 28 OF TOWNSHIP 12 NORTH, RANGE 17 WEST, SAN BERNARDINO MERIDIAN, AS SHOWN ON A RECORD OF SURVEY FILED IN BOOK 10, PAGES 68 THROUGH 74 INCLUSIVE OF RECORDS OF SURVEY, IN THE OFFICE OF THE COUNTY RECORDER OF SAID COUNTY;

THENCE, ALONG THE NORTHEASTERLY BOUNDARY OF SAID RANCHO EL TEJON, SOUTH 41°57’51” EAST, 8475.08 FEET TO THE MOST WESTERLY CORNER OF SAID SECTION 3 OF TOWNSHIP 11 NORTH, RANGE 17 WEST, SAN BERNARDINO MERIDIAN, AS SHOWN ON SAID RECORD OF SURVEY;

THENCE, ALONG THE NORTHERLY LINE OF SAID SECTION 3, SOUTH 89°59’48” EAST,

3805.00	FEET; THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

SOUTH 01°52’38” WEST, 772.95 FEET;

SOUTH 21°26’52” WEST, 568.00 FEET;

SOUTH 61°13’29” WEST, 1099.00 FEET;

SOUTH 51°38’05” WEST, 578.50 FEET;

SOUTH 15°16’14” EAST, 646.00 FEET;

SOUTH 48°16’13” EAST, 1873.00 FEET;

SOUTH 30°15’21” EAST, 1837.00 FEET;

SOUTH 52°24’31” EAST, 2693.50 FEET;

SOUTH 87°54’59” EAST, 1039.50 FEET;

SOUTH 66°48’08” EAST, 2158.00 FEET;

SOUTH 47°07’01” EAST, 721.50 FEET;

SOUTH 58°03’40” EAST, 1714.00 FEET;

SOUTH 35°46’31” EAST, 1583.00 FEET;

SOUTH 01°11’23” WEST, 907.00 FEET;

SOUTH 34°23’08” WEST, 435.00 FEET;

SOUTH 65°51’54” WEST, 600.00 FEET;

NORTH 85°47’49” WEST, 1288.00 FEET;

NORTH 79°41’42” WEST, 640.50 FEET;

SOUTH 78°40’27” WEST, 1917.50 FEET;

SOUTH 58°55’51” WEST, 758.50 FEET;

SOUTH 23°49’46” WEST, 1086.00 FEET;

SOUTH 15°15’15” WEST, 1223.50 FEET;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

SOUTH 24°26’37” WEST, 1513.00 FEET;

SOUTH 33°4’25” WEST, 1160.50 FEET;

SOUTH 50°11’12” WEST, 699.00 FEET;

NORTH 89°59’33” WEST, 823.00 FEET;

SOUTH 83°10’50” WEST, 1657.00 FEET;

SOUTH 89°19’33” WEST, 3041.00 FEET;

SOUTH 61°06’56” WEST, 592.50 FEET;

SOUTH 19°10’42” WEST, 871.00 FEET;

SOUTH 02°52’09” WEST, 358.50 FEET;

SOUTH 25°21’04” WEST, 752.00 FEET;

SOUTH 53°52’55” WEST, 819.50 FEET;

SOUTH 82°30’49” WEST, 685.50 FEET;

NORTH 82°01’41” WEST, 902.95 FEET;

NORTH 52°00’05” WEST, 726.50 FEET;

NORTH 71°34’05” WEST, 905.00 FEET;

NORTH 55°33’32” WEST, 759.00 FEET;

NORTH 83°28’49” WEST, 722.00 FEET;

SOUTH 69°26’43” WEST, 1359.00 FEET;

SOUTH 85°14’19” WEST, 995.00 FEET;

NORTH 83°39’44” WEST, 707.50 FEET;

SOUTH 01°08’38” EAST, 762.50 FEET;

SOUTH 36°46’44” WEST, 29.00 FEET;

SOUTH 14°20’33” WEST, 55.00 FEET;

SOUTH 54°52’33” EAST, 118.50 FEET;

SOUTH 22°27’22” EAST, 75.50 FEET;

SOUTH 37°52’45” EAST, 199.50 FEET;

AND SOUTH 64°57’57” EAST, 129.42 FEET

TO THE BEGINNING OF A CURVE, CONCAVE SOUTHWESTERLY AND HAVING A RADIUS OF 125.00 FEET; THENCE, SOUTHEASTERLY 110.02 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 50°25’45”;

THENCE, SOUTH 14°32’12” EAST, 164.00 FEET; THENCE, SOUTH 26°08’36” WEST, 77.24 FEET TO THE BEGINNING OF A CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 90.00 FEET; THENCE, SOUTHERLY 82.00 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 52°12’16”;

THENCE, SOUTH 26°03’40” EAST, 53.50 FEET; THENCE, SOUTH 74°59’36” WEST, 106.00 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 270.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 22°49’17” EAST; THENCE, WESTERLY 318.74 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 67°38’23”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 84°06’05” WEST, 133.50 FEET; THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

SOUTH 41°29’46” EAST, 24.27 FEET;

SOUTH 04°38’24” EAST, 179.00 FEET;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

SOUTH 13°26’00” WEST, 101.50 FEET;

SOUTH 38°17’31” EAST, 125.50 FEET;

SOUTH 02°55’06” WEST, 98.50 FEET;

SOUTH 20°22’31” EAST, 315.00 FEET;

SOUTH 51°22’44” WEST, 72.55 FEET;

NORTH 85°32’24” WEST, 133.50 FEET;

NORTH 62°46’16” WEST, 77.00 FEET;

SOUTH 12°13’52” WEST, 101.00 FEET;

SOUTH 05°52’56” EAST, 191.50 FEET;

SOUTH 52°04’50” WEST, 70.00 FEET;

AND SOUTH 24°28’41” WEST, 58.51 FEET

TO THE BEGINNING OF A CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 15.00 FEET; THENCE, WESTERLY 32.73 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 125°02’04”;

THENCE, NORTH 30°29’15” WEST, 56.29 FEET; THENCE, NORTH 62°36’21” WEST, 173.50 FEET; THENCE, NORTH 51°26’28” WEST, 126.00 FEET TO THE BEGINNING OF A NON- TANGENT CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 900.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 24°08’00” EAST; THENCE, WESTERLY 503.53 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 32°03’21”;

THENCE, SOUTH 55°33’29” WEST, 119.50 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 450.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 05°37’16” EAST; THENCE, WESTERLY 200.00 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 25°27’52”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 27°31’52” WEST, 212.50 FEET; THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

NORTH 84°45’23” WEST, 99.00 FEET;

SOUTH 45°23’26” WEST, 138.50 FEET;

SOUTH 83°47’19” WEST, 99.00 FEET;

NORTH 76°35’28” WEST, 79.00 FEET;

NORTH 40°09’19” WEST, 33.50 FEET;

SOUTH 29°05’02” WEST, 107.00 FEET;

SOUTH 44°44’47” WEST, 206.00 FEET;

NORTH 72°45’09” WEST, 75.50 FEET;

AND NORTH 35°15’54” WEST, 180.00 FEET

TO THE BEGINNING OF A CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 125.00 FEET; THENCE, WESTERLY 171.19 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 78°28’12”;

THENCE, SOUTH 66°15’54” WEST, 71.05 FEET; THENCE, NORTH 67°09’00” WEST, 213.50 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 775.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 01°52’57” EAST; THENCE, WESTERLY 409.18 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 30°15’02”;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 51°47’28” WEST, 263.00 FEET TO THE BEGINNING OF A CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 25.00 FEET; THENCE, SOUTHERLY 29.08 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 66°39’21”;

THENCE, SOUTH 14°51’53” EAST, 90.06 FEET; THENCE, SOUTH 52°01’42” EAST, 146.50 FEET TO THE BEGINNING OF A CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 15.00 FEET; THENCE, SOUTHERLY 32.85 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 125°27’42”;

THENCE, SOUTH 73°26’00” WEST, 222.94 FEET; THENCE, SOUTH 60°21’59” WEST, 226.50 FEET; THENCE, SOUTH 07°56’54” WEST, 173.50 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 170.00 FEET; THENCE, SOUTHWESTERLY 170.27 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 57°23’08”; THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

SOUTH 65°20’02” WEST, 202.00 FEET;

SOUTH 23°41’12” WEST, 118.00 FEET;

SOUTH 65°10’08” WEST, 105.50 FEET;

SOUTH 41°37’28” WEST, 66.00 FEET;

SOUTH 78°44’37” WEST, 88.00 FEET;

AND SOUTH 16°51’36” WEST, 42.50 FEET

TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 100.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 64°47’47” WEST; THENCE, NORTHERLY 135.44 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 77°36’06”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 03°35’26” WEST, 97.76 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 35.00 FEET; THENCE, NORTHEASTERLY 43.85 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 71°47’21”;

THENCE, NORTH 68°11’55” EAST, 57.50 FEET; THENCE, NORTH 31°55’04” EAST, 85.50 FEET; THENCE, NORTH 19°28’57” EAST, 151.99 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 75.00 FEET; THENCE, NORTHEASTERLY 55.88 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 42°41’27”;

THENCE, NORTH 62°10’24” EAST, 57.50 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 270.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 73°27’41” EAST; THENCE, NORTHERLY 206.51 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 43°49’21”;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 27°17’02” WEST, 400.23 FEET; THENCE, NORTH 47°13’52” WEST, 279.00 FEET; THENCE, NORTH 26°22’41” WEST, 108.00 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHWESTERLY AND HAVING A RADIUS OF 250.00 FEET; THENCE, NORTHWESTERLY 222.21 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 50°55’40”;

THENCE, NORTH 77°18’21” WEST, 219.20 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 100.00 FEET; THENCE, WESTERLY 93.87 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 53°47’05”; THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

SOUTH 48°54’34” WEST, 332.91 FEET;

SOUTH 59°18’32” WEST, 217.50 FEET;

NORTH 82°33’58” WEST, 99.50 FEET;

NORTH 59°45’10” WEST, 137.00 FEET;

NORTH 84°14’29” WEST, 376.00 FEET;

SOUTH 29°20’02” WEST, 246.50 FEET;

SOUTH 39°58’30” WEST, 424.00 FEET;

NORTH 50°01’30” WEST, 129.00 FEET;

NORTH 32°18’25” WEST, 104.00 FEET;

AND NORTH 49°33’55” WEST, 106.80 FEET

TO THE BEGINNING OF A CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 180.00 FEET; THENCE, WESTERLY 335.98 FEET ALONG SAID CURVE, THROUGH A CENTRAL ANGLE OF 106°56’49”;

THENCE, SOUTH 23°29’16” WEST, 158.50 FEET; THENCE, SOUTH 00°50’24” WEST, 98.50 FEET; THENCE, SOUTH 35°29’53” WEST, 135.83 TO THE BEGINNING OF A CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 40.00 FEET; THENCE, WESTERLY 44.57 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 63°50’15”;

THENCE, NORTH 80°39’52” WEST, 175.50 FEET; THENCE, NORTH 74°16’04” WEST, 217.50 FEET; THENCE, SOUTH 66°03’18” WEST, 340.07 FEET TO THE BEGINNING OF A CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 25.00 FEET; THENCE, SOUTHERLY 38.36 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 87°54’22”;

THENCE, SOUTH 21°51 ’04” EAST, 190.83 FEET TO THE BEGINNING OF A CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 30.00 FEET; THENCE, SOUTHERLY 45.29 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 86°30’20”; THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

SOUTH 64°39’16” WEST, 70.97 FEET;

SOUTH 77°44’09” WEST, 172.00 FEET;

SOUTH 68°46’48” WEST, 146.50 FEET;

SOUTH 57°52’46” WEST, 85.50 FEET;

SOUTH 06°55’59” EAST, 99.50 FEET;

SOUTH 50°34’06” EAST, 154.50 FEET;

SOUTH 42°24’52” WEST, 149.00 FEET;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

SOUTH 23°16’40” WEST, 94.50 FEET;

SOUTH 53°04’23” WEST, 122.00 FEET;

AND SOUTH 42°53’58” WEST, 145.08 FEET

TO THE BEGINNING OF A CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 90.00 FEET; THENCE, SOUTHERLY 157.87 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 100°30’10”;

THENCE, SOUTH 57°36’12” EAST, 61.30 FEET; THENCE, SOUTH 68°28’28” EAST, 270.00 FEET; THENCE, SOUTH 80°42’41” EAST, 100.00 FEET; THENCE, NORTH 76°38’09” EAST, 101.25 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 75.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 48°13’49” EAST; THENCE, SOUTHERLY 85.23 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 65°06’28”;

THENCE, SOUTH 23°20’17” WEST, 166.10 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 270.00 FEET; THENCE, SOUTHWESTERLY 148.71 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 31°33’25”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 10°10’23” EAST, 71.50 FEET TO THE BEGINNING OF A CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 70.00 FEET; THENCE, SOUTHERLY 84.54 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 69°12’00”;

THENCE, SOUTH 59°01’37” WEST, 104.99 FEET; THENCE, SOUTH 24°37’02” WEST, 104.00 FEET; THENCE, SOUTH 35°12’49” EAST, 288.00 FEET; THENCE, SOUTH 51°26’53” EAST, 252.00 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 100.00 FEET; THENCE, SOUTHEASTERLY 71.55 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 40°59’36”; THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

NORTH 87°33’31” EAST, 79.00 FEET;

NORTH 44°15’17” EAST, 122.00 FEET;

NORTH 67°39’39” EAST, 94.50 FEET;

NORTH 30°17’09” EAST, 23.00 FEET;

NORTH 78°40’42” EAST, 100.50 FEET;

SOUTH 44°51’40” EAST, 211.50 FEET;

SOUTH 34°43’27” EAST, 239.50 FEET;

SOUTH 54°06’33” WEST, 63.50 FEET;

SOUTH 89°06’42” WEST, 136.00 FEET;

SOUTH 59°38’51” WEST, 116.50 FEET;

SOUTH 25°23’29” EAST, 327.00 FEET;

AND SOUTH 12°53’43” EAST, 314.50 FEET

TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 375.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 65°09’15” EAST; THENCE, SOUTHWESTERLY 177.93 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 27°11’07”;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 35°39’54” WEST, 169.00 FEET; THENCE, NORTH 22°20’50” WEST, 119.50 FEET; THENCE, NORTH 52°24’45” WEST, 67.00 FEET; THENCE, NORTH 37°19’59” WEST, 315.00 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 200.00 FEET; THENCE, WESTERLY 273.55 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 78°22’03”;

THENCE, SOUTH 64°17’58” WEST, 86.14 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 250.00 FEET; THENCE, SOUTHWESTERLY 192.99 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 44°13’51”;

THENCE, SOUTH 20°04’07” WEST, 184.66 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 300.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 54°42’57” WEST; THENCE, SOUTHERLY 310.84 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 59°21’56”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 00°31’38” EAST, 135.00 FEET TO THE BEGINNING OF A CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 100.00 FEET; THENCE, SOUTHERLY 89.83 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 51°28’10”;

THENCE, SOUTH 50°56’32” WEST, 97.40 FEET TO THE BEGINNING OF A CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 120.00FEET; THENCE, SOUTHERLY 157.93 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 75°24’25”;

THENCE, SOUTH 24°27’53” EAST, 124.57 FEET; THENCE, SOUTH 37°23’54” EAST, 74.50 FEET; THENCE, SOUTH 69°26’05” WEST, 102.00 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 75.00 FEET; THENCE, SOUTHWESTERLY 68.62 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 52°25’14”; THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

SOUTH 17°00’51” WEST, 118.00 FEET;

SOUTH 06°27’49” EAST, 198.00 FEET;

SOUTH 25°00’04” WEST, 108.50 FEET;

SOUTH 03°28’27” EAST, 109.00 FEET;

SOUTH 47°48’08” WEST, 131.00 FEET;

SOUTH 81°01’51” WEST, 96.50 FEET;

SOUTH 12°03’05” WEST, 89.00 FEET;

NORTH 03°05’41” WEST, 112.00 FEET;

NORTH 11°11’13” EAST, 190.50 FEET;

NORTH 09°46’21” WEST, 109.00 FEET;

NORTH 33°35’49” WEST, 107.50 FEET;

NORTH 12°18’21” WEST, 201.50 FEET;

NORTH 31°22’21” WEST, 290.00 FEET;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

NORTH 10°15’48” WEST, 248.50 FEET;

NORTH 44°00’37” WEST, 137.00 FEET;

NORTH 27°51’32” EAST, 111.50 FEET;

NORTH 11°32’16” WEST, 100.50 FEET;

NORTH 38°39’59” EAST, 252.00 FEET;

NORTH 03°38’38” EAST, 99.00 FEET;

NORTH 28°22’43” WEST, 79.00 FEET;

AND NORTH 12°13’40” WEST, 109.04 FEET

TO THE BEGINNING OF A CURVE, CONCAVE SOUTHWESTERLY AND HAVING A RADIUS OF 75.00 FEET; THENCE, NORTHWESTERLY 62.63 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 47°50’37”;

THENCE, NORTH 60°04’17” WEST, 131.00 FEET; THENCE, SOUTH 80°40’52” WEST, 95.00 FEET; THENCE, SOUTH 64°21’43” WEST, 327.50 FEET; THENCE, SOUTH 81°28’04” WEST, 203.41 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 150.00 FEET; THENCE, SOUTHWESTERLY 136.01 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 51°57’07”;

THENCE, SOUTH 29°30’57” WEST, 171.00 FEET; THENCE, SOUTH 46°37’44” WEST, 135.50 FEET; THENCE, NORTH 83°32’32” WEST, 99.00 FEET TO THE BEGINNING OF A NON- TANGENT CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 175.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 32°05’28 WEST; THENCE, SOUTHERLY 221.18 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 72°24’52”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 28°07’10” EAST, 112.00 FEET; THENCE, SOUTH 05°53’46” EAST, 174.00 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 75.00 FEET; THENCE, SOUTHWESTERLY 107.84 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 82°23’00”;

THENCE, SOUTH 76°29’14” WEST, 138.00 FEET; THENCE, SOUTH 52°56’11” WEST, 123.58 FEET; THENCE, SOUTH 84°02’47” WEST, 299.47 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 150.00 FEET; THENCE, SOUTHWESTERLY 138.29 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 52°49’21”;

THENCE, SOUTH 31°13’26” WEST, 328.16 FEET TO THE BEGINNING OF A CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 375.00 FEET; THENCE, SOUTHERLY 392.78 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 60°00’44”;

THENCE, SOUTH 28°47’18” EAST, 155.32 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 115.00 FEET; THENCE, EASTERLY 187.79 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 93°33’48”;

THENCE, NORTH 57°38’54” EAST, 189.27 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 230.00 FEET; THENCE, NORTHEASTERLY 152.85 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 38°04’33”;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 86°59’30” EAST, 187.00 FEET TO THE BEGINNING OF A CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 10.00 FEET; THENCE, SOUTHERLY 23.87 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 136°45’13”;

THENCE, SOUTH 43°44’43” WEST, 66.00 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 1700.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 69°00’05” WEST; THENCE, SOUTHERLY 427.45 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 14°24’24” TO THE BEGINNING OF A COMPOUND CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 75.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 83°24’29” WEST; THENCE, SOUTHEASTERLY 120.56 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 92°06’14”;

THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

SOUTH 85°30’43” EAST, 81.00 FEET;

SOUTH 30°16’23” EAST, 270.50 FEET;

SOUTH 22°33’38” WEST, 208.00 FEET;

SOUTH 47°28’45” EAST, 152.50 FEET;

SOUTH 06°02’02” EAST, 99.00 FEET;

AND SOUTH 30°02’33” EAST, 227.50 FEET

TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 2500.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 88°17’58” EAST; THENCE, SOUTHERLY 625.99 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 14°20’48” TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 100.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 21°04’09” WEST; THENCE, SOUTHWESTERLY 89.27 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 51°08’49” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 40.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 72°12’58” EAST; THENCE, WESTERLY 66.21 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 94°50’ 10”;

THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

NORTH 67°22’48” WEST, 40.00 FEET;

NORTH 19°46’55” EAST, 104.50 FEET;

NORTH 15°57’13” WEST, 102.50 FEET;

NORTH 45°27’10” WEST, 214.50 FEET;

NORTH 62°15’27” WEST, 326.00 FEET;

NORTH 87°28’26” WEST, 188.50 FEET;

NORTH 37°38’05” WEST, 229.50 FEET;

NORTH 08°07’42” EAST, 110.00 FEET;

NORTH 24°40’11” EAST, 96.50 FEET;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

NORTH 62°34’03” WEST, 68.50 FEET;

SOUTH 89°58’41” WEST, 35.50 FEET;

NORTH 42°29’10” WEST, 91.00 FEET;

NORTH 85°38’26” WEST, 181.00 FEET;

AND SOUTH 55°24’53” WEST, 24.50 FEET

TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 135.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 74°42’11” WEST; THENCE, SOUTHEASTERLY 72.09 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 30°35’45” TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 30.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 05°00’12” WEST; THENCE, SOUTHERLY 88.13 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 168°19’20”;

THENCE, SOUTH 73°19’08” WEST, 117.00 FEET; THENCE, SOUTH 44°05’26” WEST, 247.97 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 325.00 FEET; THENCE, WESTERLY 248.26 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 43°46’03”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 68°41 ’26” WEST, 109.00 FEET; THENCE, SOUTH 65°57’50” WEST, 72.99 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 100.00 FEET; THENCE, SOUTHWESTERLY 108.74 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 62°18’ 12” TO THE BEGINNING OF A COMPOUND CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 650.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 86°20’22” WEST; THENCE, SOUTHERLY 294.24 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 25°56’12”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 49°57’10” WEST, 153.00 FEET; THENCE, SOUTH 05°18’42” EAST, 192.00 FEET; THENCE, SOUTH 02°36’28” WEST, 203.50 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 125.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 08°24’05” WEST; THENCE, NORTHWESTERLY 84.29 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 38°38’ 10” TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 435.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 08°13’38” EAST; THENCE, WESTERLY 233.25 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 30°43’20”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 25°55’48” WEST, 76.00 FEET; THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

SOUTH 55°57’45” WEST, 78.50 FEET;

NORTH 45°20’00” WEST, 136.50 FEET;

NORTH 56°37’06” WEST, 591.00 FEET;

NORTH 71°17’04” WEST, 208.00 FEET;

SOUTH 21°47’41” WEST, 196.00 FEET;

SOUTH 05°41’47” WEST, 99.00 FEET;

AND SOUTH 17°19’16” EAST, 75.67 FEET

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

TO THE BEGINNING OF A CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 135.00 FEET; THENCE, SOUTHERLY 131.81 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 55°56’25”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 79°29’20” WEST, 215.00 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 860.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 27°50’18” WEST; THENCE, NORTHWESTERLY 244.61 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 16°17’49”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 62°52’21” WEST, 221.00 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 700.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 12°35’29” WEST; THENCE, WESTERLY 212.26 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 17°22’25”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 69°53’17” WEST, 105.00 FEET; THENCE, SOUTH 44°50’43” WEST, 64.50 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 210.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 86°07’14” WEST; THENCE, SOUTHERLY 156.13 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 42°35’55”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 61°52’04” EAST, 183.36 FEET; THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

SOUTH 36°00’52” EAST, 60.00 FEET;

SOUTH 17°47’57” EAST, 222.00 FEET;

SOUTH 34°47’42” EAST, 234.00 FEET;

SOUTH 58°54’04” EAST, 215.50 FEET;

NORTH 89°08’17” EAST, 100.00 FEET;

SOUTH 06°51’48” EAST, 90.00 FEET;

SOUTH 51°58’45” WEST, 164.00 FEET;

SOUTH 24°33’29” WEST, 108.00 FEET;

AND SOUTH 01°56’00” EAST, 210.76 FEET

TO THE BEGINNING OF A CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 300.00 FEET; THENCE, SOUTHERLY 200.12 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 38°13’14” TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 220.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 65°10’22” EAST; THENCE, SOUTHWESTERLY 135.60 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 35°18’57”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 76°42’47” EAST, ,86.00 FEET; THENCE, SOUTH 59°42’59” EAST, 57.50 FEET; THENCE, SOUTH 39°49’45” EAST, 139.50 FEET; THENCE, SOUTH 52-35-17 EAST, 87.50 FEET TO THE BEGINNING OF A

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

NON-TANGENT CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 150.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 51°38’06” EAST; THENCE, WESTERLY 132.81 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 50°43’42”;

THENCE, SOUTH 89°05’36” WEST, 93.50 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 380.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 23°41’52” EAST; THENCE WESTERLY 262.09 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 39°31’02”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 74°12’25” WEST, 245.24 FEET; THENCE, SOUTH 69°48’02” WEST, 102.50 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 1315.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 15°27’55” EAST; THENCE, WESTERLY 471.89 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 20°33’39” TO THE BEGINNING OF A COMPOUND CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 130.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 05°05’44” WEST; THENCE, SOUTHWESTERLY 146.16 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 64°25’07”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 51°20’04” EAST, 129.50 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 530.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 72°27’39” EAST; THENCE, SOUTHERLY 218.08 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 23°34’31” TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 280.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 43°55’01” WEST; THENCE, SOUTHERLY 319.26 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 65°19’48”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 19°23’26” WEST, 130.50 FEET; THENCE, NORTH 73°32’01 WEST, 87.00 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 275.00 FEET; THENCE, SOUTHWESTERLY 421.34 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 87°47’04”;

THENCE, SOUTH 18°40’55” WEST, 91.58 FEET; THENCE, SOUTH 35°14’00” WEST, 65.00 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 25.00 FEET; THENCE WESTERLY 41.90 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 96°01’59”;

THENCE, NORTH 48°44’01” WEST, 80.87 FEET; THENCE, NORTH 36°33’51” WEST, 213.00 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 550.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 21°10’19” EAST; THENCE, WESTERLY 639.50 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 66°37’08’;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 82°51’21” WEST,166.07 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 200.00 FEET; THENCE, SOUTHWESTERLY 229.13 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 65°38’26”;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

THENCE, SOUTH 17°12’55” WEST, 215.53 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 175.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 18°54’53” EAST; THENCE, WESTERLY 258.18 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 84°31’47” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 175.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 65°36’54” EAST; THENCE, WESTERLY 272.28 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 89°08’47” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 365.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 23°31’53” EAST; THENCE, SOUTHWESTERLY 577.50 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 90°39’11” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 75.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 67°07’18” EAST; THENCE, SOUTHWESTERLY 100.24 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 76°34’49” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 325.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 09°27’31” EAST; THENCE, SOUTHWESTERLY 614.68 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 108°21’55”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 71°33’09” WEST, 311.50 FEET; THENCE, SOUTH 38°28’35” WEST, 628.50 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 1040.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 79°53’14” WEST; THENCE, SOUTHERLY 985.21 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 54°16’39”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 77°23’45” EAST, 425.50 FEET; THENCE, SOUTH 44°03’22” EAST, 185.27 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 275.00 FEET; THENCE, EASTERLY 303.16 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 63°09’47”;

THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

NORTH 72°46’51” EAST, 85.95 FEET;

NORTH 83°46’43” EAST, 497.00 FEET;

SOUTH 82°48’57” EAST, 314.50 FEET;

SOUTH 64°08’55” EAST, 38.00 FEET;

AND SOUTH 60°11’03” WEST, 109.50 FEET

TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 85.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 85°47’48” EAST; THENCE, SOUTHWESTERLY 89.05 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 60°01’38”;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

SOUTH 64°13’50” WEST, 165.50 FEET;

SOUTH 56°56’28” WEST, 185.50 FEET;

SOUTH 04°10’39” EAST, 96.00 FEET;

SOUTH 53°37’23” EAST, 117.00 FEET;

AND SOUTH 67°48’16” EAST, 263.91 FEET

TO THE BEGINNING OF A CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 50.00 FEET; THENCE, SOUTHERLY 124.09 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 142°11’45”;

THENCE, SOUTH 74°23’29” WEST, 248.00 FEET; THENCE, SOUTH 86°45’47” WEST, 299.99 FEET TO THE BEGINNING OF A CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 112.50 FEET; THENCE, SOUTHERLY 257.00 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 130°53’25”;

THENCE, SOUTH 44°07’38” EAST, 180.95 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 170.00 FEET; THENCE, EASTERLY 133.12 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 44°51’59”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 22°19’08” EAST, 73.50 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 550.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 54°38’29” EAST; THENCE, SOUTHWESTERLY 327.85 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 34°09’13”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 24°05’31” WEST, 108.00 FEET; THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

SOUTH 43°30’08” EAST, 135.50 FEET;

SOUTH 57°53’52” EAST, 185.00 FEET;

SOUTH 61°20’45” WEST, 205.50 FEET;

SOUTH 41°44’16” WEST, 132.00 FEET;

SOUTH 10°32’10” EAST, 100.00 FEET;

SOUTH 36°31’35” EAST, 146.00 FEET;

SOUTH 19°12’06” EAST, 77.17 FEET;

SOUTH 24°31’39” WEST, 115.50 FEET;

SOUTH 24°09’56” EAST, 100.50 FEET;

SOUTH 54°15’31” EAST, 121.50 FEET;

SOUTH 69°46’25” EAST, 99.00 FEET;

SOUTH 44°30’46” WEST, 138.00 FEET;

SOUTH 55°27’08” WEST, 173.50 FEET;

AND SOUTH 28°08’47” WEST, 112.00 FEET

TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 190.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 79°11’22” WEST; THENCE, SOUTHERLY 228.25 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 68°49’54”;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 21°35’59” EAST, 87.50 FEET; THENCE, SOUTH 10°11’08” WEST, 114.00 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 400.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 69°30’17” EAST; THENCE, SOUTHERLY 203.06 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 29°05’08”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 05°49’06” EAST, 198.00 FEET; THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

SOUTH 28°15’16” EAST, 263.00 FEET;

SOUTH 56°25’58” EAST, 115.00 FEET;

SOUTH 39°14’00” EAST, 96.50 FEET;

SOUTH 05°33’41” EAST, 320.50 FEET;

AND SOUTH 14°44’37” EAST, 170.50 FEET

TO THE BEGINNING OF A CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 25.00 FEET; THENCE, SOUTHEASTERLY 29.76 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 68°12’24”;

THENCE, SOUTH 82°57’01” EAST, 78.00 FEET; THENCE, NORTH 88°30’15” EAST, 105.00 FEET; THENCE, SOUTH 09°45’31” WEST, 39.00 FEET; THENCE, SOUTH 55°00’58” WEST, 29.00 FEET TO THE BEGINNING OF A CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 45.00 FEET; THENCE, SOUTHERLY 64.09 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 81°35’56”;

THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

SOUTH 26°34’58” EAST, 170.23 FEET;

SOUTH 54°20’33” EAST, 65.00 FEET;

SOUTH 02°16’05” EAST, 102.00 FEET;

SOUTH 25°37’04” EAST, 221.50 FEET;

SOUTH 44°58’35” EAST, 130.00 FEET;

SOUTH 09°56’12” WEST, 15.50 FEET;

AND SOUTH 39°25’14” EAST, 93.00 FEET

TO THE BEGINNING OF A CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 32.50 FEET; THENCE, SOUTHERLY, WESTERLY, AND NORTHERLY 120.78 ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 212°55’35”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 78°40’26” WEST, 66.50 FEET; THENCE, NORTH 51°49’44” WEST, 84.00 FEET; THENCE, NORTH 78°50’07” WEST, 240.00 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 75.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 15°23’46” EAST; THENCE, NORTHERLY 177.56 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 135°38’32”;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

NORTH 61°02’18” WEST, 137.50 FEET;

NORTH 72°59’33” WEST, 214.00 FEET;

NORTH 50°32’51” WEST, 199.50 FEET;

NORTH 31°22’26” WEST, 389.00 FEET;

AND NORTH 46°57’49” WEST, 69.50 FEET

TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 330.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 71°47’09” EAST; THENCE, NORTHERLY 327.62 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 56°52’57”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 56°00’10” WEST, 176.00 FEET; THENCE, NORTH 26°14’53” WEST, 110.00 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 225.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 76°48’22” EAST; THENCE, NORTHERLY 209.76 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 53°24’56” TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE SOUTHWESTERLY AND HAVING A RADIUS OF 305.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 81°33’19” EAST; THENCE, NORTHWESTERLY 399.65 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 75°04’33”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 86°59’44” WEST, 98.50 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 100.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 16°02’05” WEST; THENCE, NORTHWESTERLY 96.20 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 55°07’08”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 29°48’52” EAST, 227.00 FEET; THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

NORTH 08°40’54” EAST, 99.50 FEET;

NORTH 48°26’19” WEST, 148.00 FEET;

NORTH 08°29’40” WEST, 302.50 FEET;

NORTH 24°17’19” WEST, 212.00 FEET;

NORTH 39°05’03” WEST, 80.50 FEET;

AND NORTH 18°18’42” WEST, 95.00 FEET

TO THE BEGINNING OF A CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 100.00 FEET; THENCE, NORTHERLY 113.66 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 65°07’21”;

THENCE, NORTH 46°48’39” EAST, 56.00 FEET; THENCE, NORTH 63°53’35” WEST, 75.00 FEET; THENCE, NORTH 25°35’59” WEST, 72.50 FEET TO THE BEGINNING OF A NON- TANGENT CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 350.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 72°21’12” EAST; THENCE, NORTHERLY 307.64 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 50°21’42”;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 27°12’24” EAST, 110.50 FEET; THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

NORTH 15°49’13” WEST, 102.50 FEET;

NORTH 09°37’45” EAST, 199.50 FEET;

AND NORTH 15°00’00” WEST, 176.98 FEET

TO THE BEGINNING OF A CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 250.00 FEET; THENCE, NORTHERLY 157.16 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 36°01’10”;

THENCE, NORTH 21°01’10” EAST, 54.61 FEET TO THE BEGINNING OF A CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 100.00 FEET; THENCE, NORTHERLY 26.26 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 15°02’49”;

THENCE, NORTH 05°58’21” EAST, 71.27 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHWESTERLY AND HAVING A RADIUS OF 85.00 FEET; THENCE, NORTHWESTERLY 113.08 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 76°13’20”;

THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

NORTH 70°14’59” WEST, 61.38 FEET;

SOUTH 85°34’57” WEST, 393.50 FEET;

NORTH 71°20’45” WEST, 208.00 FEET;

SOUTH 44°00’45” WEST, 175.50 FEET;

SOUTH 49°43’09” WEST, 304.50 FEET;

SOUTH 23°26’17” WEST, 107.00 FEET;

AND SOUTH 54°58’26” WEST, 122.92 FEET

TO THE BEGINNING OF A CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 125.00 FEET; THENCE, SOUTHERLY 156.30 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 71°38’40”;

THENCE, SOUTH 16°40’14” EAST, 67.41 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 75.00 FEET; THENCE, SOUTHWESTERLY 139.46 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 106°32’28”;

THENCE, SOUTH 89°52’14” WEST, 92.02 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 100.00 FEET; THENCE, SOUTHWESTERLY 116.77 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 66°54’10”;

THENCE, SOUTH 22°58’04” WEST, 126.50 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 475.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 86°55’51” EAST; THENCE, SOUTHERLY 248.12 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 29°55’45”;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 14°46’37” EAST, 82.00 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 35.00 FEET; THENCE, SOUTHWESTERLY 65.94 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 107°56’59”;

THENCE, NORTH 86°49’38” WEST, 88.00 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 375.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 17°00’32” WEST; THENCE, SOUTHWESTERLY 493.11 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 75°20’31”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 15°21’48” WEST, 148.92 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 190.00 FEET; THENCE, SOUTHEASTERLY 318.78 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 96°07’48” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHWESTERLY AND HAVING A RADIUS OF 220.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 09°14’00” EAST; THENCE, SOUTHEASTERLY 198.98 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 51°49’15”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 63°20’37” WEST, 288.72 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 325.00 FEET; THENCE, SOUTHWESTERLY 333.15 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 58°43’56”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 30°00’27” EAST, 113.50 FEET; THENCE, SOUTH 21°20’51 WEST, 211.50 FEET; THENCE, SOUTH 10°03’01” WEST, 290.00 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 500.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 72°15’25” WEST; THENCE, SOUTHEASTERLY 647.68 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 74°13’08”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 69°17’56” EAST, 113.94 FEET; THENCE, NORTH 82°00’54” EAST, 113.50 FEET; THENCE, SOUTH 06°40’32” WEST, 311.00 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 445.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 73°52’33” WEST; THENCE, SOUTHEASTERLY 358.71 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 46°11’10”;

THENCE, SOUTH 62°18’37” EAST, 265.22 FEET; THENCE, SOUTH 45°00’05” WEST, 28.00 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 380.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 87°01’22” WEST; THENCE, SOUTHEASTERLY 286.30 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 43°10’02”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 81°15’08” EAST, 58.16 FEET TO THE BEGINNING OF A CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 15.00 FEET; THENCE, SOUTHERLY 31.23 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 119°18’07”;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

THENCE, SOUTH 38°02’59” WEST, 39.33 FEET; THENCE, SOUTH 02°42’47” EAST, 131.83 FEET TO THE BEGINNING OF A CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 200.00 FEET; THENCE, SOUTHERLY 167.92 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 48°06’20”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 88°05’40” WEST, 43.00 FEET; THENCE, NORTH 13°19’33” WEST, 164.00 FEET; THENCE, NORTH 43°21’50” WEST, 273.00 TO THE BEGINNING OF A CURVE, CONCAVE SOUTHWESTERLY AND HAVING A RADIUS OF 400.00 FEET; THENCE, NORTHWESTERLY 210.50 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 30°09’07” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 1050.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 16°29’03” EAST; THENCE, NORTHWESTERLY 520.19 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 28°23’07”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 75°22’17” WEST, 404.50 FEET; THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

SOUTH 85°54’49” WEST, 296.00 FEET:

SOUTH 55°19’45” WEST, 138.50 FEET:

SOUTH 08°54’46” EAST, 185.50 FEET:

SOUTH 07°27’09” WEST, 103.00 FEET:

AND NORTH 73°44’32” WEST, 54.75 FEET

TO THE BEGINNING OF A CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 165.00 FEET; THENCE, SOUTHWESTERLY 250.12 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 86°51’17”;

THENCE, SOUTH 19°24’11” WEST, 49.19 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 325.00 FEET; THENCE, SOUTHWESTERLY 252.06 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 44°26’11” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 90.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 26°09’38” WEST; THENCE, SOUTHERLY 128.73 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 81°57’16”;

THENCE, SOUTH 18°06’54” EAST, 78.69 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 500.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 45°17’54” WEST; THENCE, SOUTHERLY 432.15 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 49°31’16” TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 1000.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 53°59’33” WEST; THENCE, SOUTHERLY 580.84 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 33°16’47” TO THE BEGINNING OF A COMPOUND CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 325.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

87°16’20” WEST; THENCE, SOUTHERLY 275.08 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 48°29’42” TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 375.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 00°55’00” EAST; THENCE, EASTERLY 164.59 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 25°08’52”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 17°17’40” EAST, 62.00 FEET; THENCE, SOUTH 39°01’19” WEST, 126.50 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 2025.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 86°38’42” WEST; THENCE, SOUTHERLY 410.32 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 11°36’35”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 03°55’31” WEST, 182.00 FEET; THENCE, SOUTH 37°48’52” WEST, 148.39 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 50.00 FEET; THENCE, WESTERLY 70.03 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 80°14’59”;

THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

NORTH 61°56’09” WEST, 32.50 FEET;

SOUTH 21°54’41” WEST, 46.00 FEET;

NORTH 04°45’02” WEST, 55.50 FEET;

NORTH 27°27’41” EAST, 80.00 FEET;

NORTH 02°20’17” WEST, 130.63 FEET;

NORTH 22°53’29” WEST, 170.50 FEET;

NORTH 08°32’32” WEST, 140.50 FEET;

AND NORTH 20°16’58” WEST, 104.00 FEET

TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 800.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 37°48’39” WEST; THENCE, NORTHWESTERLY 506.05 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 36°14’35”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 12°08’56” WEST, 182.50 FEET; THENCE, NORTH 22°31’53” WEST, 114.28 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 85.00 FEET; THENCE, WESTERLY 181.05 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 122°02’30”;

THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

SOUTH 35°25’37” WEST, 144.86 FEET;

SOUTH 22°40’36” WEST, 229.00 FEET;

SOUTH 67°13’09” WEST, 228.00 FEET;

SOUTH 05°15’48” EAST, 296.50 FEET;

AND SOUTH 51°40’22” WEST, 159.00 FEET

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 1200.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 80°08’16” WEST; THENCE, SOUTHERLY 296.26 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 14°08’43”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 34°48’45” EAST, 153.50 FEET; THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

SOUTH 20°34’35” EAST, 286.00 FEET;

SOUTH 29°42’47” WEST, 147.50 FEET;

SOUTH 62°15’29” WEST, 111.03 FEET;

NORTH 29°49’30” WEST, 132.00 FEET;

NORTH 56°29’04” WEST, 157.50 FEET;

AND NORTH 70°56’20” WEST, 188.00 FEET

TO THE BEGINNING OF A CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 145.00 FEET; THENCE, WESTERLY 206.19 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 81°28’28”;

THENCE, SOUTH 27°35’12” WEST, 117.67 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 90.00 FEET; THENCE, WESTERLY 130.70 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 83°12’27”;

THENCE, NORTH 69°12’21” WEST, 30.88 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 185.00 FEET; THENCE, WESTERLY 154.91 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 47°58’41”;

THENCE, SOUTH 62°48’58” WEST, 173.18 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 170.00 FEET; THENCE, SOUTHWESTERLY 159.88 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 53°53’12”;

THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

SOUTH 08°55’46” WEST, 265.00 FEET;

NORTH 14°22’58” WEST, 86.00 FEET;

NORTH 58°24’56” WEST, 90.27 FEET;

NORTH 29°19’27” WEST, 198.00 FEET;

NORTH 42°08’03” WEST, 130.50 FEET;

AND NORTH 08°11’58” EAST, 170.19 FEET

TO THE BEGINNING OF A CURVE, CONCAVE SOUTHWESTERLY AND HAVING A RADIUS OF 275.00 FEET; THENCE, NORTHWESTERLY 432.58 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 90°07’37”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 45°34’19” WEST, 200.00 FEET; THENCE, SOUTH 24°27’21” WEST, 373.50 FEET; THENCE, SOUTH 35°46’24” WEST, 115.00 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 50.00 FEET; THENCE, SOUTHWESTERLY 49.31 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 56°30’18”;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

THENCE, NORTH 87°43’18” WEST, 85.01 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 900.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 24°19’31” WEST; THENCE, SOUTHWESTERLY 173.76 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 11°03’44”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 23°41’01” WEST, 107.50 FEET; THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

SOUTH 01°33’25” WEST, 118.00 FEET;

NORTH 28°55’42” WEST, 50.50 FEET;

NORTH 10°17’47” EAST, 61.60 FEET;

SOUTH 79°37’19” WEST, 74.50 FEET;

NORTH 40°50’22” WEST, 165.50 FEET;

NORTH 01°51’12” EAST, 103.70 FEET;

NORTH 16°29’26” WEST, 97.00 FEET;

AND NORTH 17°21’17” EAST, 102.50 FEET

TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE SOUTHWESTERLY AND “ HAVING A RADIUS OF 1050.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 75°21’36” EAST; THENCE, NORTHWESTERLY 711.90 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 38°50’48” TO THE BEGINNING OF A COMPOUND CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 165.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 36°30’48” EAST; THENCE, WESTERLY 371.98 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 129°10’03”;

THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

SOUTH 02°39’15” EAST, 142.36 FEET;

SOUTH 08°49’18” WEST, 99.61 FEET;

SOUTH 56°28’19” WEST, 95.91 FEET;

SOUTH 36°10’45” WEST, 92.81 FEET;

SOUTH 49°35’24” WEST, 127.00 FEET;

AND NORTH 40°24’36” WEST, 112.00 FEET

TO THE BEGINNING OF A CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 210.00 FEET; THENCE, WESTERLY 304.21 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 83°00’00”;

THENCE, SOUTH 56°35’24” WEST, 112.35 FEET; THENCE, SOUTH 34°51’34” WEST, 87.50 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 1770.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 21°01’20” EAST; THENCE, WESTERLY 741.42 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 24°00’00”;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 66°54’38” WEST, 40.00 FEET; THENCE, SOUTH 21°03’07” WEST, 80.00 FEET; THENCE, SOUTH 33°54’17” EAST, 107.83 FEET TO THE BEGINNING OF A CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 210.00 FEET; THENCE, SOUTHERLY 215.66 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 58°50’24” TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 500.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 60°06’50” WEST; THENCE, SOUTHEASTERLY 511.82 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 58°39’01”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 53°57’43” EAST, 122.00 FEET; THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

SOUTH 72°47’18” EAST, 135.50 FEET;

SOUTH 44°06’01” EAST, 43.50 FEET;

SOUTH 32°49’00” WEST, 235.00 FEET;

AND NORTH 87°09’59” WEST, 503.00 FEET

TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 16650.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 19°03’50” EAST; THENCE, WESTERLY 944.04 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 03°14’55” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 7400.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 15°48’55” WEST; THENCE, WESTERLY 761.08 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 05°53’34” TO THE BEGINNING OF A COMPOUND CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 1550.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 21°42’29” WEST; THENCE, NORTHWESTERLY 1451.09 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 53°38’23” TO THE BEGINNING OF A COMPOUND CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 2225.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 75°20’52” WEST; THENCE, NORTHWESTERLY 1499.56 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 38°36’54”;

THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

NORTH 23°57’46” EAST, 746.14 FEET;

NORTH 30°57’54” EAST, 964.00 FEET;

NORTH 41°11’09” EAST, 878.50 FEET;

NORTH 48°48’58” EAST, 878.50 FEET;

NORTH 33°41’20” EAST, 1192.00 FEET;

NORTH 41°37’58” EAST, 995.50 FEET;

NORTH 18°26’07” EAST, 1045.50 FEET;

NORTH 29°03’12” EAST, 851.00 FEET;

NORTH 09°27’46” EAST, 1005.50 FEET;

NORTH 23°12’07” EAST, 513.00 FEET;

NORTH 43°00’44” EAST, 311.50 FEET;

AND NORTH 22°46’16” EAST, 977.00 FEET

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 710.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 22°38’07” EAST; THENCE, NORTHERLY 1109.07 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 89°30’00”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 24°46’32” EAST, 1135.50 FEET; THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

NORTH 21°48’10” EAST, 890.50 FEET;

NORTH 32°00’32” EAST, 779.50 FEET;

NORTH 11°18’35” EAST, 843.00 FEET;

NORTH 16°41’59” EAST, 863.00 FEET;

NORTH 35°32’16” EAST, 711.00 FEET;

NORTH 08°07’48” EAST, 584.46 FEET;

NORTH 00°00’09” EAST, 661.50 FEET;

NORTH 05°42’27” EAST, 830.50 FEET;

NORTH 15°56’33” WEST, 601.50 FEET;

NORTH 30°57’48” WEST, 964.00 FEET;

NORTH 60°15’16” WEST, 666.50 FEET;

NORTH 56°18’37” WEST, 894.00 FEET;

NORTH 60°15’10” WEST, 666.50 FEET;

NORTH 51°20’18” WEST, 529.00 FEET;

NORTH 66°48’22” WEST, 629.50 FEET;

NORTH 12°31’57” WEST, 762.00 FEET;

NORTH 14°02’14” EAST, 681.50 FEET;

NORTH 10°18’20” EAST, 924.50 FEET;

NORTH 12°59’39” EAST, 1102.50 FEET;

NORTH 26°33’56” EAST, 456.00 FEET;

SOUTH 73°59’43” EAST, 1128.50 FEET;

NORTH 32°57’48” EAST, 827.00 FEET;

SOUTH 86°45’04” EAST, 165.50 FEET;

NORTH 29°19’51” EAST, 251.50 FEET;

NORTH 33°02’52” EAST, 428.50 FEET;

NORTH 32°38’58” EAST, 1249.50 FEET;

NORTH 32°34’07” EAST, 2388.50 FEET;

NORTH 30°55’28” EAST, 274.00 FEET;

NORTH 43°32’24” EAST, 335.50 FEET;

NORTH 40°22’54” EAST, 648.50 FEET;

NORTH 41°18’18” EAST, 646.50 FEET;

NORTH 40°42’38” EAST, 463.00 FEET;

NORTH 64°23’19” EAST, 524.00 FEET;

NORTH 24°36’59” EAST, 64.00 FEET;

NORTH 26°34’28” EAST, 610.50 FEET;

AND NORTH 30°41’13” WEST, 1884.50 FEET

TO THE BEGINNING OF A CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 400.00 FEET; THENCE, NORTHWESTERLY 199.86 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 28°37’40”;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 30°03’20” WEST, 124.00 FEET; THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

NORTH 84°42’14” WEST, 321.00 FEET;

NORTH 80°36’54” WEST, 633.50 FEET;

NORTH 06°56’37” EAST, 729.50 FEET;

NORTH 02°21’41” EAST, 933.00 FEET;

NORTH 00°12’55” EAST, 855.50 FEET;

AND NORTH 08°11’18” WEST, 671.55 FEET

TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 19500.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 76°27’32” EAST; THENCE, NORTHERLY 1437.55 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 04°13’26”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 34°30’37” WEST, 692.50 FEET; THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

NORTH 05°45’14” WEST, 1206.50 FEET;

NORTH 55°17’18” WEST, 361.00 FEET;

NORTH 01°45’06” EAST, 895.50 FEET;

NORTH 27°05’39” EAST, 1356.00 FEET;

NORTH 12°11’55” EAST, 378.50 FEET;

NORTH 43°45’04” WEST, 363.00 FEET;

SOUTH 77°28’40” WEST, 260.50 FEET;

NORTH 51°01’15” WEST, 335.50 FEET;

NORTH 42°21’30” EAST, 678.5,0 FEET;

NORTH 48°00’55” EAST, 248.50 FEET;

NORTH 56°25’51” EAST, 1388.00 FEET;

NORTH 61°12’19” EAST, 1026.50 FEET;

NORTH 74°33’36” EAST, 1301.50 FEET;

NORTH 77°28’25” EAST, 703.00 FEET;

NORTH 63°26’08” EAST, 1109.00 FEET;

NORTH 47°43’37” EAST, 1228.50 FEET;

NORTH 45°00’02” EAST, 1052.50 FEET;

NORTH 48°00’39” EAST, 1112.00 FEET;

NORTH 37°34’08” EAST, 1355.50 FEET;

NORTH 44°59’59” EAST, 935.00 FEET;

NORTH 51°20’20” EAST, 1058.50 FEET;

NORTH 81°52’13’ EAST, 1169.00 FEET;

NORTH 89°58’52” EAST, 413.00 FEET;

SOUTH 59°01’50” EAST, 482.00 FEET;

SOUTH 71°33’51” EAST, 523.00 FEET;

SOUTH 56°18’36” EAST, 596.00 FEET;

SOUTH 63°26’01” EAST, 554.50 FEET;

SOUTH 44°59’59” EAST, 467.50 FEET;

SOUTH 53°07’46” EAST, 826.50 FEET;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

SOUTH 60°15’17” EAST, 666.50 FEET;

SOUTH 54°27’50” EAST, 711.00 FEET;

SOUTH 81°01’42” EAST, 1590.00 FEET;

NORTH 89°59’58” EAST, 1405.00 FEET;

NORTH 71°33’59” EAST, 1306.50 FEET;

NORTH 66°47’55” EAST, 630.00 FEET;

NORTH 57°59’38” EAST, 779.50 FEET;

NORTH 66°02’22” EAST, 814.00 FEET;

NORTH 51°20’21” EAST, 1059.00 FEET;

AND NORTH 48°48’51” EAST, 390.84 FEET

TO THE NORTHEASTERLY BOUNDARY OF SAID RANCHO EL TEJON, AS SHOWN ON SAID RECORD OF SURVEY; THENCE, ALONG SAID NORTHEASTERLY BOUNDARY, SOUTH 70°35’14” EAST, 1860.30 FEET TO THE POINT OF BEGINNING.

EXCEPT THEREFROM THAT PORTION OF SAID LAND GRANTED TO THE TEJON SCHOOL DISTRICT BY DOCUMENT RECORDED AUGUST 13, 1897 IN BOOK 74, PAGE 176 OF DEEDS, RECORDS OF SAID COUNTY.

ALSO EXCEPT THEREFROM THOSE PORTIONS OF SAID LAND DESCRIBED AS PARCELS 3-1 AND 5-1 IN THE JUDGEMENT AND FINAL ORDER OF CONDEMNATION IN FAVOR OF TEHACHAPI-CUMMINGS COUNTY WATER DISTRICT, A CERTIFIED COPY THEREOF BEING RECORDED JULY 18, 1973 AS INSTRUMENT NO. 4324 IN BOOK 4794, PAGE 2499, OFICIAL RECORDS OF SAID COUNTY.

ALSO EXCEPT THEREFROM THOSE PORTIONS OF SAID LAND DESCRIBED AS PARCELS 29-9, 29-10, AND 29-11 IN THE JUDGEMENT AND FINAL ORDER OF CONDEMNATION IN FAVOR OF WHEELER RIDGE-MARICOPA WATER STORAGE DISTRICT, A CERTIFIED COPY THEREOF BEING RECORDED AUGUST 6, 1975 AS INSTRUMENT NO. 9051 IN BOOK 4908, PAGE 362, OFICIAL RECORDS OF SAID COUNTY.

CONTAINING 26,716 ACRES, MORE OR LESS.

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – OLD HEADQUARTERS ACQUISITION AREA

BEARINGS AND DISTANCES SHOWN HEREON ARE BASED ON THE CALIFORNIA COORDINATE SYSTEM (CCS 83) ZONE V, NAD 83 (1991.35 EPOCH ADJUSTMENT).

ALL DISTANCES SHOWN ARE “GRID”. TO OBTAIN “GROUND” DISTANCES, MULTIPLY GRID DISTANCES BY THE COMBINED FACTOR 1.000224630.

ALSO AS SHOWN ON EXHIBIT “A-1” ATTACHED HERETO AND BY THIS REFERENCE MADE A PART HEREOF.

SUBJECT TO COVENANTS, CONDITIONS, RESTRICTIONS, RESERVATIONS, EASEMENTS AND RIGHTS-OF-WAY OF RECORD, IF ANY.

THIS LEGAL DESCRIPTION HAS BEEN PREPARED FOR AGREEMENT PURPOSES ONLY AND IS NOT INTENDED FOR USE IN THE CONVEYANCE, FINANCING OR LEASING OF LAND EXCEPT AS PROVIDED FOR IN THE SUBDIVISION MAP ACT OF THE STATE OF CALIFORNIA.

PREPARED BY:	PROACTIVE ENGINEERING CONSULTANTS UNDER THE DIRECTION OF:

RAY E. MANSUR, PLS 7185 REGISTRATION EXPIRES 12/31/09 June 1, 2009 J.N. 06.045.001

BEING A PORTION OF THE RANCHO EL TEJON, AS DESCRIBED IN THE DOCUMENT RECORDED IN BK. 2, PG. 24 OF PATENTS; THE RANCHO LOS ALAMOS Y AGUA CALIENTE, AS DESCRIBED IN BK. 1, PG. 211 OF PATENTS; SECTIONS 3, 11, 12, 14-17, AND 20-23 OF T 11 N, R 17 W, SBM; AND SECTIONS 2 AND 3 OF T 10 N, R 18 W, SBM, ALL IN THE UNINCORPORATED TERRITORY OF THE COUNTY OF KERN, STATE OF CALIFORNIA

T 32 S MDM
T 12 N SBM
RANCHO EL TEJON
P.O.B.
NOT-A-PART
TC C WD
OR 4794-2499
RS 10/68-74
T 12 N
T 11 N
R 18 W
R 17 W
R 16 W
PM 9974
OLD HEADQUARTERS
± 26,716 AC
PM 433
PM 432
NOT-A-PART
WR-M WSD
OR 4908-362
NOT-A-PART
74-176 DEEDS
RS 10/44-55
T 11 N
T 10 N
RANCHO LOS ALAMOS
Y AGUA CALIENTE
INDEX AND VICINITY MAP
X INDICATES SHEET NO.
LICENSED LAND SURVEYOR
RAY E. MANSUR
No. 7185
STATE OF CALIFORNIA
RAY E. MANSUR, PLS 7185
License Expires 12/31/09
SCALE: 1"=8,000'

PROACTIVE ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951-280-3300

EXHIBIT "A-1"
TEJON RANCH
OLD HEADQUARTERS ACQUISITION AREA

Z:\06.045.000TEJONPRESERVE\SURVEY\DRAWINGS\AA-2_OLD-HQ_LEGAL-EX-A1.DWG	DATE: 6/01/09	J.N. 06.045.001	SHEET 1 OF 17

T 32 S MDM
T 12 N SBM
29
28
27
17
L533
L532
L531
L530
L529
S70°35'14"E
1860.30'
P.O.B.
EL TEJON
CORNER #12
NE'LY LINE
RANCHO EL TEJON
33
34
RS 10/68-74
S41°57'51"E 8475.08'
SEE SHEET
OLD HEADQUARTERS
± 26,716 AC
PARCEL 5-1 TAKEN BY
TEHACHAPI-CUMMINGS COUNTY
WATER DISTRICT BY FINAL ORDER
OF CONDEMNATION RECORDED
7/18/73 IN BK. 4794, PG. 2499,
OF OFFICIAL RECORDS.
(NOT-A-PART)
T 12 N
S89°59'48"E 3805.00'
T 11 N
L1
L2
L3
L4
L5
L6
L7
3
RANCHO EL TEJON
SEE SHEET 3
SCALE: 1"=2,000'

LINE TABLE		
NO.	BEARING	DISTANCE
L1	S01°52'38"W	772.95'
L2	S21°26'52"W	568.00'
L3	S61°13'29"W	1099.00'
L4	S51°38'05"W	578.50'
L5	S15°16'14"E	646.00'
L6	S48°16'13"E	1873.00'
L7	S30°15'21"E	1837.00'

LINE TABLE CONTINUED		
NO.	BEARING	DISTANCE
L529	N66°47'55"E	630.00'
L530	N57°59'38"E	779.50'
L531	N66°02'22"E	814.00'
L532	N51°20'21"E	1059.00'
L533	N48°48'51"E	390.84'

PROACTIVE
ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951-280-3300

EXHIBIT "A-1"
TEJON RANCH
OLD HEADQUARTERS ACQUISITION AREA

Z:\06.045.001TEJONPRESERVE\SURVEY\DRAWINGS\AA-2_OLD-HQ_LEGAL-EX-A1.DWG

DATE: 6/01/09 | J.N. 06.045.001 | SHEET 2 OF 17

SEE SHEET 2
2
1
11
12
S52°24'31"E
2693.50'
L8
S66°48'08"E
2158.00'
L9
S58°03'40"E
1714.00'
1583.00'
S35°46'31"E
L10
L11
L12
N85°47'49"W
1288.00'
L13
S78°40'27"W
1917.50'
L14
L15
L16
L17
L18
L19
L20
L21
RANCHO EL TEJON
OLD HEADQUARTERS
± 26,716 AC
15
14
4
S89°19'33"W
3041.00'
22
23
SEE SHEET
LAND GRANTED TO TEJON SCHOOL DISTRICT BY DOCUMENT RECORDED 8/13/1897 PER BK 74, PG 176 OF DEEDS. (NOT-A-PART)
N
SCALE: 1"=2,000'

LINE TABLE

NO.	BEARING	DISTANCE
L8	S87°54'59"E	1039.50'
L9	S47°07'01"E	721.50'
L10	S01°11'23"W	907.00'
L11	S34°23'08"W	435.00'
L12	S65°51'54"W	600.00'
L13	N79°41'42"W	640.50'
L14	S58°55'51"W	758.50'
L15	S23°49'46"W	1086.00'
L16	S15°15'15"W	1223.50'
L17	S24°26'37"W	1513.00'
L18	S33°41'25"W	1160.50'
L19	S50°11'12"W	699.00'
L20	N89°59'33"W	823.00'
L21	S83°10'50"W	1657.00'

PROACTIVE
ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951-280-3300

EXHIBIT "A-1"

TEJON RANCH
OLD HEADQUARTERS ACQUISITION AREA

Z:\06.045.000TEJONPRESERVE\SURVEY\DRAWINGS\AA-2_OLD-HQ_LEGAL-EX-A1.DWG

DATE: 6/01/09 | J.N. 06.045.001 | SHEET 3 OF 17

LINE TABLE		
NO.	BEARING	DISTANCE
L22	S61°06'56"W	592.50'
L23	S19°10'42"W	871.00'
L24	S02°52'09"W	358.50'
L25	S25°21'04"W	752.00'
L26	S53°52'55"W	819.50'
L27	S82°30'49"W	685.50'
L28	N82°01'41"W	902.95'
L29	N52°00'05"W	726.50'
L30	N71°34'05"W	905.00'
L31	N55°33'32"W	759.00'
L32	N83°28'49"W	722.00'
L33	S69°26'43"W	1359.00'
L34	S85°14'19"W	995.00'
L35	N83°39'44"W	707.50'
L36	S01°08'38"E	762.50'
L37	S36°46'44"W	29.00'
L38	S14°20'33"W	55.00'

LINE TABLE		
NO.	BEARING	DISTANCE
L39	S54°52'33"E	118.50'
L40	S22°27'22"E	75.50'
L41	S37°52'45"E	199.50'
L42	S64°57'57"E	129.42'
L43	S14°32'12"E	164.00'
L44	S26°08'36"W	77.24'
L45	S26°03'40"E	53.50'
L46	S74°59'36"W	106.00'
L47	S84°06'05"W	133.50'
L48	S41°29'46"E	24.27'
L49	S04°38'24"E	179.00'
L50	S13°26'00"W	101.50'
L51	S38°17'31"E	125.50'
L52	S02°55'06"W	98.50'
L53	S20°22'31"E	315.00'
L54	S51°22'44"W	72.55'
L55	N85°32'24"W	133.50'
L56	N62°46'16"W	77.00'

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C1	125.00'	50°25'45"	110.02'
C2	90.00'	52°12'16"	82.00'
C3	270.00'	67°38'23"	318.74'

RANCHO EL TEJON
OLD HEADQUARTERS
± 26,716 AC
SEE SHEET 3
SEE SHEET 5
20
21
28
N22°49'17"E (R)
SCALE: 1"=2,000'

PROACTIVE
ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"
TEJON RANCH
OLD HEADQUARTERS ACQUISITION AREA

Z:\06.045.000TEJONPRESERVE\SURVEY\DRAWINGS\AA-2_OLD-HQ_LEGAL-EX-A1.DWG

DATE: 6/01/09 | J.N. 06.045.001 | SHEET 4 OF 17

LINE TABLE		
NO.	BEARING	DISTANCE
L57	S12°13'52"W	101.00'
L58	S05°52'56"E	191.50'
L59	S52°04'50"W	70.00'
L60	S24°28'41"W	58.51'
L61	N30°29'15"W	56.29'
L62	N62°36'21"W	173.50'
L63	N51°26'28"W	126.00'
L64	S55°33'29"W	119.50'
L65	S27°31'52"W	212.50'
L66	N84°45'23"W	99.00'
L67	S45°23'26"W	138.50'
L68	S83°47'19"W	99.00'
L69	N76°35'28"W	79.00'
L70	N40°09'19"W	33.50'
L71	S29°05'02"W	107.00'
L72	S44°44'47"W	206.00'
L73	N72°45'09"W	75.50'
L74	N35°15'54"W	180.00'
L75	S66°15'54"W	71.05'
L76	N67°09'00"W	213.50'
L77	S51°47'28"W	263.00'
L78	S14°51'53"E	90.06'
L79	S52°01'42"E	146.50'
L80	S73°26'00"W	222.94'
L81	S60°21'59"W	226.50'
L82	S07°56'54"W	173.50'
L83	S65°20'02"W	202.00'
L84	S23°41'12"W	118.00'
L85	S65°10'08"W	105.50'
L86	S41°37'28"W	66.00'
L87	S78°44'37"W	88.00'
L88	S16°51'36"W	42.50'
L89	N03°35'26"W	97.76'
L90	N68°11'55"E	57.50'

LINE TABLE CONTINUED		
NO.	BEARING	DISTANCE
L91	N31°55'04"E	85.50'
L92	N19°28'57"E	151.99'
L93	N62°10'24"E	57.50'
L94	N27°17'02"W	400.23'
L95	N47°13'52"W	279.00'
L96	N26°22'41"W	108.00'
L97	N77°18'21"W	219.20'
L98	S48°54'34"W	332.91'
L99	S59°18'32"W	217.50'
L100	N82°33'58"W	99.50'
L101	N59°45'10"W	137.00'
L102	N84°14'29"W	376.00'
L103	S29°20'02"W	246.50'
L104	S39°58'30"W	424.00'

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C4	15.00'	125°02'04"	32.73'
C5	900.00'	32°03'21"	503.53'
C6	450.00'	25°27'52"	200.00'
C7	125.00'	78°28'12"	171.19'
C8	775.00'	30°15'02"	409.18'
C9	25.00'	66°39'21"	29.08'
C10	15.00'	125°27'42"	32.85'
C11	170.00'	57°23'08"	170.27'
C12	100.00'	77°36'06"	135.44'
C13	35.00'	71°47'21"	43.85'
C14	75.00'	42°41'27"	55.88'
C15	270.00'	43°49'21"	206.51'
C16	250.00'	50°55'40"	222.21'
C17	100.00'	53°47'05"	93.87'

RANCHO EL TEJON
OLD HEADQUARTERS
± 26,716 AC
N24°08'00"E (R)
SEE SHEET 4
SEE SHEET 6
S73°27'41"E (R)
S64°47'47"W (R)
N01°52'57"E (R)
N05°37'16"E (R)
SCALE: 1"=1,000'

PROACTIVE
ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"
TEJON RANCH
OLD HEADQUARTERS ACQUISITION AREA

Z:\06.045.000TEJONPRESERVE\SURVEY\DRAWINGS\AA-2_OLD-HQ_LEGAL-EX-A1.DWG	DATE: 6/01/09	J.N. 06.045.001	SHEET 5 OF 17

LINE TABLE		
NO.	BEARING	DISTANCE
L105	N50°01'30"W	129.00'
L106	N32°18'25"W	104.00'
L107	N49°33'55"W	106.80'
L108	S23°29'16"W	158.50'
L109	S00°50'24"W	98.50'
L110	S35°29'53"W	135.83'
L111	N80°39'52"W	175.50'
L112	N74°16'04"W	217.50'
L113	S66°03'18"W	340.07'
L114	S21°51'04"E	190.83'
L115	S64°39'16"W	70.97'
L116	S77°44'09"W	172.00'
L117	S68°46'48"W	146.50'
L118	S57°52'46"W	85.50'
L119	S06°55'59"E	99.50'
L120	S50°34'06"E	154.50'
L121	S42°24'52"W	149.00'
L122	S23°16'40"W	94.50'
L123	S53°04'23"W	122.00'
L124	S42°53'58"W	145.08'
L125	S57°36'12"E	61.30'
L126	S68°28'28"E	270.00'
L127	S80°42'41"E	100.00'
L128	N76°38'09"E	101.25'
L129	S23°20'17"W	166.10'
L130	S10°10'23"E	71.50'
L131	S59°01'37"W	104.99'
L132	S24°37'02"W	104.00'
L133	S35°12'49"E	288.00'
L134	S51°26'53"E	252.00'
L135	N87°33'31"E	79.00'
L136	N44°15'17"E	122.00'
L137	N67°39'39"E	94.50'
L138	N30°17'09"E	23.00'
L139	N78°40'42"E	100.50'
L140	S44°51'40"E	211.50'
L141	S34°43'27"E	239.50'
L142	S54°06'33"W	63.50'
L143	S89°06'42"W	136.00'
L144	S59°38'51"W	116.50'
L145	S25°23'29"E	327.00'
L146	S12°53'43"E	314.50'
L147	N35°39'54"W	169.00'
L148	N22°20'50"W	119.50'
L149	N52°24'45"W	67.00'
L150	N37°19'59"W	315.00'

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C18	180.00'	106°56'49"	335.98'
C19	40.00'	63°50'15"	44.57'
C20	25.00'	87°54'22"	38.36'
C21	30.00'	86°30'20"	45.29'
C22	90.00'	100°30'10"	157.87'
C23	75.00'	65°06'28"	85.23'
C24	270.00'	31°33'25"	148.71'
C25	70.00'	69°12'00"	84.54'
C26	100.00'	40°59'36"	71.55'
C27	375.00'	27°11'07"	177.93'
C28	200.00'	78°22'03"	273.55'

RANCHO EL TEJON
OLD HEADQUARTERS
± 26,716 AC
SEE SHEET 5
R. 18 W.
R. 17 W.
N48°13'49"E (R)
S65°09'15"E (R)
SEE SHEET 7

SCALE: 1"=1,000'

PROACTIVE
ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"
TEJON RANCH
OLD HEADQUARTERS ACQUISITION AREA

Z:\06.045.000TEJONPRESERVE\SURVEY\DRAWINGS\AA-2_OLD-HQ_LEGAL-EX-A1.DWG

DATE: 6/01/09 | J.N. 06.045.001 | SHEET 6 OF 17

LINE TABLE		
NO.	BEARING	DISTANCE
L151	S64°17'58"W	86.14'
L152	S20°04'07"W	184.66'
L153	S00°31'38"E	135.00'
L154	S50°56'32"W	97.40'
L155	S24°27'53"E	124.57'
L156	S37°23'54"E	74.50'
L157	S69°26'05"W	102.00'
L158	S17°00'51"W	118.00'
L159	S06°27'49"E	198.00'
L160	S25°00'04"W	108.50'
L161	S03°28'27"E	109.00'
L162	S47°48'08"W	131.00'
L163	S81°01'51"W	96.50'
L164	S12°03'05"W	89.00'
L165	N03°05'41"W	112.00'
L166	N11°11'13"E	190.50'
L167	N09°46'21"W	109.00'
L168	N33°35'49"W	107.50'
L169	N12°18'21"W	201.50'
L170	N31°22'21"W	290.00'
L171	N10°15'48"W	248.50'
L172	N44°00'37"W	137.00'
L173	N27°51'32"E	111.50'
L174	N11°32'16"W	100.50'
L175	N38°39'59"E	252.00'
L176	N03°38'38"E	99.00'
L177	N28°22'43"W	79.00'
L178	N12°13'40"W	109.04'
L179	N60°04'17"W	131.00'
L180	S80°40'52"W	95.00'
L181	S64°21'43"W	327.50'
L182	S81°28'04"W	203.41'
L183	S29°30'57"W	171.00'
L184	S46°37'44"W	135.50'
L185	N83°32'32"W	99.00'
L186	S28°07'10"E	112.00'
L187	S05°53'46"E	174.00'
L188	S76°29'14"W	138.00'
L189	S52°56'11"W	123.58'
L190	S84°02'47"W	299.47'
L191	S31°13'26"W	328.16'
L192	S28°47'18"E	155.32'
L193	N57°38'54"E	189.27'
L194	N86°59'30"E	187.00'
L195	S43°44'43"W	66.00'
L196	S85°30'43"E	81.00'
L197	S30°16'23"E	270.50'
L198	S22°33'38"W	208.00'
L199	S47°28'45"E	152.50'
L200	S06°02'02"E	99.00'

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C29	250.00'	44°13'51"	192.99'
C30	300.00'	59°21'56"	310.84'
C31	100.00'	51°28'10"	89.83'
C32	120.00'	75°24'25"	157.93'
C33	75.00'	52°25'14"	68.62'
C34	75.00'	47°50'37"	62.63'
C35	150.00'	51°57'07"	136.01'
C36	175.00'	72°24'52"	221.18'
C37	75.00'	82°23'00"	107.84'
C38	150.00'	52°49'21"	138.29'
C39	375.00'	60°00'44"	392.78'
C40	115.00'	93°33'48"	187.79'
C41	230.00'	38°04'33"	152.85'
C42	10.00'	136°45'13"	23.87'
C43	1700.00'	14°24'24"	427.45'
C44	75.00'	92°06'14"	120.56'

RANCHO EL TEJON
OLD HEADQUARTERS
± 26,716 AC
SEE SHEET 6
SEE SHEET 8
N32°05'28"W (R)
N54°42'57"W (R)
N69°00'05"W (R)
N83°24'29"W (PCC)
L151 L152 L153 L154 L155 L156 L157 L158 L159 L160 L161 L162 L163 L164 L165 L166 L167 L168 L169 L170 L171 L172 L173 L174 L175 L176 L177 L178 L179 L180 L181 L182 L183 L184 L185 L186 L187 L188 L189 L190 L191 L192 L193 L194 L195 L196 L197 L198 L199 L200
C29 C30 C31 C32 C33 C34 C35 C36 C37 C38 C39 C40 C41 C42 C43 C44
N

SCALE: 1"=1,000'

PROACTIVE
ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1675 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"

TEJON RANCH

OLD HEADQUARTERS ACQUISITION AREA

Z:\06.045.000TEJONPRESERVE\SURVEY\DRAWINGS\AA-2_OLD-HQ_LEGAL-EX-A1.DWG

DATE: 6/01/09 | J.N. 06.045.001 | SHEET 7 OF 17

LINE TABLE		
NO.	BEARING	DISTANCE
L201	S30°02'33"E	227.50'
L202	N67°22'48"W	40.00'
L203	N19°46'55"E	104.50'
L204	N15°57'13"W	102.50'
L205	N45°27'10"W	214.50'
L206	N62°15'27"W	326.00'
L207	N87°28'26"W	188.50'
L208	N37°38'05"W	229.50'
L209	N08°07'42"E	110.00'
L210	N24°40'11"E	96.50'
L211	N62°34'03"W	68.50'
L212	S89°58'41"W	35.50'
L213	N42°29'10"W	91.00'
L214	N85°38'26"W	181.00'
L215	S55°24'53"W	24.50'
L216	S73°19'08"W	117.00'
L217	S44°05'26"W	247.97'
L218	N68°41'26"W	109.00'
L219	S65°57'50"W	72.99'
L220	S49°57'10"W	153.00'
L221	S05°18'42"E	192.00'
L222	S02°36'28"W	203.50'
L223	S25°55'48"W	76.00'
L224	S55°57'45"W	78.50'
L225	N45°20'00"W	136.50'
L226	N56°37'06"W	591.00'
L227	N71°17'04"W	208.00'
L228	S21°47'41"W	196.00'
L229	S05°41'47"W	99.00'
L230	S17°19'16"E	75.67'
L231	N79°29'20"W	215.00'
L232	N62°52'21"W	221.00'
L233	N69°53'17"W	105.00'
L234	S44°50'43"W	64.50'
L235	S61°52'04"E	183.36'

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C45	2500.00'	14°20'48"	625.99'
C46	100.00'	51°08'49"	89.27'
C47	40.00'	94°50'10"	66.21'
C48	135.00'	30°35'45"	72.09'
C49	30.00'	168°19'20"	88.13'
C50	325.00'	43°46'03"	248.26'
C51	100.00'	62°18'12"	108.74'
C52	650.00'	25°56'12"	294.24'
C53	125.00'	38°38'10"	84.29'
C54	435.00'	30°43'20"	233.25'
C55	135.00'	55°56'25"	131.81'
C56	860.00'	16°17'49"	244.61'
C57	700.00'	17°22'25"	212.26'
C58	210.00'	42°35'55"	156.13'
C59	300.00'	38°13'14"	200.12'
C60	220.00'	35°18'57"	135.60'
C61	150.00'	50°43'42"	132.81'
C62	380.00'	39°31'02"	262.09'

LINE TABLE CONTINUED		
NO.	BEARING	DISTANCE
L244	S01°56'00"E	210.76'
L245	S76°42'47"E	86.00'
L246	S59°42'59"E	57.50'
L247	S39°49'45"E	139.50'
L248	S52°35'17"E	87.50'
L249	S89°05'36"W	93.50'
L250	N74°12'25"W	245.24'

SEE SHEET 7
OLD HEADQUARTERS
± 26,716 AC
RANCHO EL TEJON
N05°00'12"W (PRC)
N86°20'22"W (PCC)
S27°50'18"W (R)
S74°42'11"W (R)
S08°24'05"W (R)
N08°13'38"E (PRC)
N12°35'29"W (R)
N86°07'14"W (R)
S72°12'58"E (PRC)
N21°04'09"W (R)
S88°17'58"E (R)
S65°10'22"E (R)
S51°38'06"E (R)
S23°41'52"E (R)
36
T 11 N
T 10 N
2
1
SEE SHEET 9

LINE TABLE CONTINUED		
NO.	BEARING	DISTANCE
L236	S36°00'52"E	60.00'
L237	S17°47'57"E	222.00'
L238	S34°47'42"E	234.00'
L239	S58°54'04"E	215.50'
L240	N89°08'17"E	100.00'
L241	S06°51'48"E	90.00'
L242	S51°58'45"W	164.00'
L243	S24°33'29"W	108.00'

SCALE: 1"=1,000'

PROACTIVE ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"

TEJON RANCH

OLD HEADQUARTERS ACQUISITION AREA

Z:\06.045.000TEJONPRESERVE\SURVEY\DRAWINGS\AA-2_OLD-HQ_LEGAL-EX-A1.DWG

DATE: 6/01/09 | J.N. 06.045.001 | SHEET 8 OF 17

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C63	1315.00'	20°33'39"	471.89'
C64	130.00'	64°25'07"	146.16'
C65	530.00'	23°34'31"	218.08'
C66	280.00'	65°19'48"	319.26'
C67	275.00'	87°47'04"	421.34'
C68	25.00'	96°01'59"	41.90'
C69	550.00'	66°37'08"	639.50'
C70	200.00'	65°38'26"	229.13'
C71	175.00'	84°31'47"	258.18'
C72	175.00'	89°08'47"	272.28'

CURVE TABLE CONTINUED			
NO.	RADIUS	DELTA	LENGTH
C73	365.00'	90°39'11"	577.50'
C74	75.00'	76°34'49"	100.24'
C75	325.00'	108°21'55"	614.68'
C76	1040.00'	54°16'39"	985.21'
C77	275.00'	63°09'47"	303.16'
C78	85.00'	60°01'38"	89.05'
C79	50.00'	142°11'45"	124.09'
C80	112.50'	130°53'25"	257.00'
C81	170.00'	44°51'59"	133.12'
C82	550.00'	34°09'13"	327.85'

SEE SHEET 8
RANCHO EL TEJON
OLD HEADQUARTERS
± 26,716 AC
N15°27'55"E (R)
C64
C63
L251
L252
N05°05'44"W (PCC)
N72°27'39"E (R)
C65
N43°55'01"W (R)
N21°10'19"E (R)
C66
L259
C69
L253
C70
L254
N23°31'53"E (PRC)
L258
C67
C71
L260
L257
L255
L256
C68
S67°07'18"E (PRC)
C73
N18°54'53"E (R)
C72
C74
L261
C75
S65°36'54"E (PRC)
L262
N81°05'36"E (R)
N09°27'31"E (PRC)
N79°53'14"W (R)
C76
3
2
L264
L265
L266
L267
L268
L269
L263
C77
L271
S85°47'48"E (R)
C78
L272
L270
L273
L274
C79
C80
L275
L276
S54°38'29"E (R)
L277
C81
L278
C82
L279
L280
SEE SHEET 10
SCALE: 1"=1,000'

LINE TABLE		
NO.	BEARING	DISTANCE
L251	S69°48'02"W	102.50'
L252	S51°20'04"E	129.50'
L253	S19°23'26"W	130.50'
L254	N73°32'01"W	87.00'
L255	S18°40'55"W	91.58'
L256	S35°14'00"W	65.00'
L257	N48°44'01"W	80.87'
L258	N36°33'51"W	213.00'
L259	S82°51'21"W	166.07'
L260	S17°12'55"W	215.53'
L261	S71°33'09"W	311.50'
L262	S38°28'35"W	628.50'
L263	S77°23'45"E	425.50'
L264	S44°03'22"E	185.27'
L265	N72°46'51"E	85.95'
L266	N83°46'43"E	497.00'
L267	S82°48'57"E	314.50'
L268	S64°08'55"E	38.00'
L269	S60°11'03"W	109.50'
L270	S64°13'50"W	165.50'
L271	S56°56'28"W	185.50'
L272	S04°10'39"E	96.00'
L273	S53°37'23"E	117.00'
L274	S67°48'16"E	263.91'
L275	S74°23'29"W	248.00'
L276	S86°45'47"W	299.99'
L277	S44°07'38"E	180.95'
L278	S22°19'08"E	73.50'
L279	S24°05'31"W	108.00'
L280	S43°30'08"E	135.50'

PROACTIVE
ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"

TEJON RANCH

OLD HEADQUARTERS ACQUISITION AREA

Z:\06.045.000TEJONPRESERVE\SURVEY\DRAWINGS\A4-2_OLD-HQ_LEGAL-EX-A1.DWG

DATE: 6/01/09 | J.N. 06.045.001 | SHEET 9 OF 17

LINE TABLE		
NO.	BEARING	DISTANCE
L281	S57°53'52"E	185.00'
L282	S61°20'45"W	205.50'
L283	S41°44'16"W	132.00'
L284	S10°32'10"E	100.00'
L285	S36°31'35"E	146.00'
L286	S19°12'06"E	77.17'
L287	S24°31'39"W	115.50'
L288	S24°09'56"E	100.50'
L289	S54°15'31"E	121.50'
L290	S69°46'25"E	99.00'
L291	S44°30'46"W	138.00'
L292	S55°27'08"W	173.50'
L293	S28°08'47"W	112.00'
L294	S21°35'59"E	87.50'
L295	S10°11'08"W	114.00'
L296	S05°49'06"E	198.00'
L297	S28°15'16"E	263.00'
L298	S56°25'58"E	115.00'
L299	S39°14'00"E	96.50'
L300	S05°33'41"E	320.50'
L301	S14°44'37"E	170.50'
L302	S82°57'01"E	78.00'
L303	N88°30'15"E	105.00'
L304	S09°45'31"W	39.00'
L305	S55°00'58"W	29.00'
L306	S26°34'58"E	170.23'
L307	S54°20'33"E	65.00'
L308	S02°16'05"E	102.00'
L309	S25°37'04"E	221.50'
L310	S44°58'35"E	130.00'
L311	S09°56'12"W	15.50'
L312	S39°25'14"E	93.00'
L313	N78°40'26"W	66.50'
L314	N51°49'44"W	84.00'
L315	N78°50'07"W	240.00'
L316	N61°02'18"W	137.50'
L317	N72°59'33"W	214.00'
L318	N50°32'51"W	199.50'
L319	N31°22'26"W	389.00'
L320	N46°57'49"W	69.50'
L321	N56°00'10"W	176.00'
L322	N26°14'53"W	110.00'
L323	N86°59'44"W	98.50'
L324	N29°48'52"E	227.00'
L325	N08°40'54"E	99.50'
L326	N48°26'19"W	148.00'
L327	N08°29'40"W	302.50'
L328	N24°17'19"W	212.00'
L329	N39°05'03"W	80.50'
L330	N18°18'42"W	95.00'
L331	N46°48'39"E	56.00'
L332	N63°53'35"W	75.00'
L333	N25°35'59"W	72.50'
L334	N27°12'24"E	110.50'

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C83	190.00'	68°49'54"	228.25'
C84	400.00'	29°05'08"	203.06'
C85	25.00'	68°12'24"	29.76'
C86	45.00'	81°35'56"	64.09'
C87	32.50'	212°55'35"	120.78'
C88	75.00'	135°38'32"	177.56'
C89	330.00'	56°52'57"	327.62'
C90	225.00'	53°24'56"	209.76'
C91	305.00'	75°04'33"	399.65'
C92	100.00'	55°07'08"	96.20'
C93	100.00'	65°07'21"	113.66'
C94	350.00'	50°21'42"	307.64'
C95	250.00'	36°01'10"	157.16'
C96	100.00'	15°02'49"	26.26'
C97	85.00'	76°13'20"	113.08'

RANCHO EL TEJON
RANCHO LOS ALAMOS Y AGUA CALIENTE
OLD HEADQUARTERS
± 26,716 AC
SEE SHEET 9
2
1
SEE SHEET 11
S72°21'12"E (R)
N79°11'22"W (R)
N69°30'17"E (R)
S16°02'05"W (R)
S81°33'19"E (R)
S76°48'22"E (R)
S71°47'09"E (R)
S15°23'46"E (R)
SCALE: 1"=1,000'

LINE TABLE CONTINUED		
NO.	BEARING	DISTANCE
L335	N15°49'13"W	102.50'
L336	N09°37'45"E	199.50'
L337	N15°00'00"W	176.98'
L338	N21°01'10"E	54.61'
L339	N05°58'21"E	71.27'
L340	N70°14'59"W	61.38'

PROACTIVE
ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"

TEJON RANCH

OLD HEADQUARTERS ACQUISITION AREA

Z:\06.045.000TEJONPRESERVE\SURVEY\DRAWINGS\AA-2_OLD-HQ_LEGAL-EX-A1.DWG

DATE: 6/01/09 | J.N. 06.045.001 | SHEET 10 OF 17

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C98	125.00'	71°38'40"	156.30'
C99	75.00'	106°32'28"	139.46'
C100	100.00'	66°54'10"	116.77'
C101	475.00'	29°55'45"	248.12'
C102	35.00'	107°56'59"	65.94'
C103	375.00'	75°20'31"	493.11'
C104	190.00'	96°07'48"	318.78'
C105	220.00'	51°49'15"	198.98'
C106	325.00'	58°43'56"	333.15'

CURVE TABLE CONTINUED			
NO.	RADIUS	DELTA	LENGTH
C107	500.00'	74°13'08"	647.68'
C108	445.00'	46°11'10"	358.71'
C109	380.00'	43°10'02"	286.30'
C110	15.00'	119°18'07"	31.23'
C111	200.00'	48°06'20"	167.92'
C112	400.00'	30°09'07"	210.50'
C113	1050.00'	28°23'07"	520.19'
C114	165.00'	86°51'17"	250.12'
C115	325.00'	44°26'11"	252.06'
C116	90.00'	81°57'16"	128.73'

LINE TABLE		
NO.	BEARING	DISTANCE
L341	S85°34'57"W	393.50'
L342	N71°20'45"W	208.00'
L343	S44°00'45"W	175.50'
L344	S49°43'09"W	304.50'
L345	S23°26'17"W	107.00'
L346	S54°58'26"W	122.92'
L347	S16°40'14"E	67.41'
L348	S89°52'14"W	92.02'
L349	S22°58'04"W	126.50'
L350	S14°46'37"E	82.00'
L351	N86°49'38"W	88.00'
L352	S15°21'48"W	148.92'
L353	S63°20'37"W	288.72'
L354	S30°00'27"E	113.50'
L355	S21°20'51"W	211.50'
L356	S10°03'01"W	290.00'
L357	N69°17'56"E	113.94'
L358	N82°00'54"E	113.50'
L359	S06°40'32"W	311.00'
L360	S62°18'37"E	265.22'
L361	S45°00'05"W	28.00'
L362	S81°15'08"E	58.16'
L363	S38°02'59"W	39.33'
L364	S02°42'47"E	131.83'
L365	S88°05'40"W	43.00'
L366	N13°19'33"W	164.00'
L367	N43°21'50"W	273.00'
L368	N75°22'17"W	404.50'
L369	S85°54'49"W	296.00'
L370	S55°19'45"W	138.50'
L371	S08°54'46"E	185.50'
L372	S07°27'09"W	103.00'
L373	N73°44'32"W	54.75'
L374	S19°24'11"W	49.19'
L375	S18°06'54"E	78.69'

RANCHO EL TEJON
RANCHO LOS ALAMOS Y AGUA CALIENTE
OLD HEADQUARTERS
± 26,716 AC
SEE SHEET 10
SEE SHEET 12
N86°55'51"E (R)
N17°00'32"W (R)
N09°14'00"E (PRC)
S72°15'25"W (R)
S73°52'33"W (R)
N87°01'22"W (R)
N26°09'38"W (PRC)
N45°17'54"W (R)
S16°29'03"W (PRC)
L341
L342
L343
L344
L345
L346
L347
L348
L349
L350
L351
L352
L353
L354
L355
L356
L357
L358
L359
L360
L361
L362
L363
L364
L365
L366
L367
L368
L369
L370
L371
L372
L373
L374
L375
C98
C99
C100
C101
C102
C103
C104
C105
C106
C107
C108
C109
C110
C111
C112
C113
C114
C115
C116

SCALE: 1"=1,000'

PROACTIVE
ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951-280-3300

EXHIBIT "A-1"
TEJON RANCH
OLD HEADQUARTERS ACQUISITION AREA

Z:\06.045.000TEJONPRESERVE\SURVEY\DRAWINGS\AA-2_OLD-HQ_LEGAL-EX-A1.DWG

DATE: 6/01/09 | J.N. 06.045.001 | SHEET 11 OF 17

LINE TABLE		
NO.	BEARING	DISTANCE
L376	S17°17'40"E	62.00'
L377	S39°01'19"W	126.50'
L378	S03°55'31"W	182.00'
L379	S37°48'52"W	148.39'
L380	N61°56'09"W	32.50'
L381	S21°54'41"W	46.00'
L382	N04°45'02"W	55.50'
L383	N27°27'41"E	80.00'
L384	N02°20'17"W	130.63'
L385	N22°53'29"W	170.50'
L386	N08°32'32"W	140.50'
L387	N20°16'58"W	104.00'
L388	N12°08'56"W	182.50'
L389	N22°31'53"W	114.28'
L390	S35°25'37"W	144.86'
L391	S22°40'36"W	229.00'
L392	S67°13'09"W	228.00'
L393	S05°15'48"E	296.50'
L394	S51°40'22"W	159.00'
L395	S34°48'45"E	153.50'
L396	S20°34'35"E	286.00'
L397	S29°42'47"W	147.50'
L398	S62°15'29"W	111.03'
L399	N29°49'30"W	132.00'
L400	N56°29'04"W	157.50'
L401	N70°56'20"W	188.00'
L402	S27°35'12"W	117.67'
L403	N69°12'21"W	30.88'
L404	S62°48'58"W	173.18'
L405	S08°55'46"W	265.00'

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C117	500.00'	49°31'16"	432.15'
C118	1000.00'	33°16'47"	580.84'
C119	325.00'	48°29'42"	275.08'
C120	375.00'	25°08'52"	164.59'
C121	2025.00'	11°36'35"	410.32'
C122	50.00'	80°14'59"	70.03'
C123	800.00'	36°14'35"	506.05'
C124	85.00'	122°02'30"	181.05'
C125	1200.00'	14°08'43"	296.26'
C126	145.00'	81°28'28"	206.19'
C127	90.00'	83°12'27"	130.70'
C128	185.00'	47°58'41"	154.91'
C129	170.00'	53°53'12"	159.88'

RANCHO LOS ALAMOS Y AGUA CALIENTE
OLD HEADQUARTERS
± 26,716 AC
SEE SHEET 11
SEE SHEET 13
S37°48'39"W (R)
N45°17'54"W (R)
N53°59'33"W (PCC)
N87°16'20"W (PCC)
N00°55'00"E (R)
N80°08'16"W (R)
N86°38'42"W (R)
C117
C118
C119
C120
C121
C122
C123
C124
C125
C126
C127
C128
C129
L376
L377
L378
L379
L380
L381
L382
L383
L384
L385
L386
L387
L388
L389
L390
L391
L392
L393
L394
L395
L396
L397
L398
L399
L400
L401
L402
L403
L404
L405
SCALE: 1"=1,000'

PROACTIVE
ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951-280-3300

EXHIBIT "A-1"
TEJON RANCH
OLD HEADQUARTERS ACQUISITION AREA

Z:\06.045.000TEJONPRESERVE\SURVEY\DRAWINGS\AA-2_OLD-HQ_LEGAL-EX-A1.DWG

DATE: 6/01/09 | J.N. 06.045.001 | SHEET 12 OF 17

LINE TABLE		
NO.	BEARING	DISTANCE
L406	N14°22'58"W	86.00'
L407	N58°24'56"W	90.27'
L408	N29°19'27"W	198.00'
L409	N42°08'03"W	130.50'
L410	N08°11'58"E	170.19'
L411	S45°34'19"W	200.00'
L412	S24°27'21"W	373.50'
L413	S35°46'24"W	115.00'
L414	N87°43'18"W	85.01'
L415	S23°41'01"W	107.50'
L416	S01°33'25"W	118.00'
L417	N28°55'42"W	50.50'
L418	N10°17'47"E	61.60'
L419	S79°37'19"W	74.50'
L420	N40°50'22"W	165.50'
L421	N01°51'12"E	103.70'
L422	N16°29'26"W	97.00'
L423	N17°21'17"E	102.50'
L424	S02°39'15"E	142.36'
L425	S08°49'18"W	99.61'
L426	S56°28'19"W	95.91'
L427	S36°10'45"W	92.81'
L428	S49°35'24"W	127.00'
L429	N40°24'36"W	112.00'
L430	S56°35'24"W	112.35'
L431	S34°51'34"W	87.50'
L432	N66°54'38"W	40.00'
L433	S21°03'07"W	80.00'
L434	S33°54'17"E	107.83'
L435	S53°57'43"E	122.00'
L436	S72°47'18"E	135.50'
L437	S44°06'01"E	43.50'
L438	S32°49'00"W	235.00'

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C130	275.00'	90°07'37"	432.58'
C131	50.00'	56°30'18"	49.31'
C132	900.00'	11°03'44"	173.76'
C133	1050.00'	38°50'48"	711.90'
C134	165.00'	129°10'03"	371.98'
C135	210.00'	83°00'00"	304.21'
C136	1770.00'	24°00'00"	741.42'
C137	210.00'	58°50'24"	215.66'
C138	500.00'	58°39'01"	511.82'

RANCHO LOS ALAMOS
Y AGUA CALIENTE

OLD HEADQUARTERS
± 26,716 AC

L424
L425
L426
L427
L428
C134
N75°21'36"E (R)
C133
S21°01'20"E (R)
L411
L412
L413
L414
C130
L410
C135
L430
L432
L431
L429
L433
L434
C136
(PCC)
N36°30'48"E
L423
L422
L421
L420
L419
L418
L417
C132
C131
L409
L408
L407
L406
L415
L416
N24°19'31"W (R)
N60°06'50"E (R)
C137
L435
L436
C138
L437
L438
N87°09'59"W
503.00'
SEE SHEET 13
SEE SHEET 12

SCALE: 1"=1,000'

PROACTIVE
ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"
TEJON RANCH
OLD HEADQUARTERS ACQUISITION AREA

Z:\06.045.000TEJONPRESERVE\SURVEY\DRAWINGS\AA-2_OLD-HQ_LEGAL-EX-A1.DWG

DATE: 6/01/09 | J.N. 06.045.001 | SHEET 13 OF 17

SEE SHEET 15
T 11 N
T 10 N
L453
L452
L451
S22°38'07"E (R)
C143
L450
L449
L448
L447
L446
L445
L444
L443
L442
L441
L440
L439
OLD HEADQUARTERS
± 26,716 AC
RANCHO EL TEJON
RANCHO LOS ALAMOS
Y AGUA CALIENTE
C142
S75°20'52"W (PCC)
S21°42'29"W (PCC)
S15°48'55"W (PRC)
SEE SHEET 13
C141
C140
C139
N19°03'50"E (R)

LINE TABLE		
NO.	BEARING	DISTANCE
L439	N23°57'46"E	746.14'
L440	N30°57'54"E	964.00'
L441	N41°11'09"E	878.50'
L442	N48°48'58"E	878.50'
L443	N33°41'20"E	1192.00'
L444	N41°37'58"E	995.50'
L445	N18°26'07"E	1045.50'
L446	N29°03'12"E	851.00'
L447	N09°27'46"E	1005.50'
L448	N23°12'07"E	513.00'
L449	N43°00'44"E	311.50'
L450	N22°46'16"E	977.00'
L451	N24°46'32"E	1135.50'
L452	N21°48'10"E	890.50'
L453	N32°00'32"E	779.50'

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C139	16650.00'	3°14'55"	944.04'
C140	7400.00'	5°53'34"	761.08'
C141	1550.00'	53°38'23"	1451.09'
C142	2225.00'	38°36'54"	1499.56'
C143	710.00'	89°30'00"	1109.07'

SCALE: 1"=2,000'

PROACTIVE
ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"

TEJON RANCH

OLD HEADQUARTERS ACQUISITION AREA

Z:\06.045.000TEJONPRESERVE\SURVEY\DRAWINGS\A4-2_OLD-HQ_LEGAL-EX-A1.DWG

DATE: 6/01/09 | J.N. 06.045.001 | SHEET 14 OF 17

LINE TABLE		
NO.	BEARING	DISTANCE
L454	N11°18'35"E	843.00'
L455	N16°41'59"E	863.00'
L456	N35°32'16"E	711.00'
L457	N08°07'48"E	584.46'
L458	N00°00'09"E	661.50'
L459	N05°42'27"E	830.50'
L460	N15°56'33"W	601.50'
L461	N30°57'48"W	964.00'
L462	N60°15'16"W	666.50'
L463	N56°18'37"W	894.00'
L464	N60°15'10"W	666.50'
L465	N51°20'18"W	529.00'
L466	N66°48'22"W	629.50'
L467	N12°31'57"W	762.00'
L468	N14°02'14"E	681.50'
L469	N10°18'20"E	924.50'
L470	N12°59'39"E	1102.50'
L471	N26°33'56"E	456.00'
L472	S73°59'43"E	1128.50'
L473	N32°57'48"E	827.00'
L474	S86°45'04"E	165.50'
L475	N29°19'51"E	251.50'
L476	N33°02'52"E	428.50'
L477	N32°38'58"E	1249.50'
L478	N32°34'07"E	2388.50'
L479	N30°55'28"E	274.00'
L480	N43°32'24"E	335.50'
L481	N40°22'54"E	648.50'

SEE SHEET 16
L481
L480
L479
L478
L477
L476
L475
L474
L473
L472
L471
L470
L469
L468
L467
L466
L465
L464
L463
L462
L461
L460
L459
L458
L457
L456
L455
L454
PM 432
OLD HEADQUARTERS
± 26,716 AC
RANCHO EL TEJON
SEE SHEET 14

SCALE: 1"=2,000'

PROACTIVE
ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"
TEJON RANCH
OLD HEADQUARTERS ACQUISITION AREA

Z:\06.045.000TEJONPRESERVE\SURVEY\DRAWINGS\AA-2_OLD-HQ_LEGAL-EX-A1.DWG

DATE: 6/01/09 | J.N. 06.045.001 | SHEET 15 OF 17

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C144	400.00'	28°37'40"	199.86'
C145	19500.00'	4°13'26"	1437.55'

LINE TABLE		
NO.	BEARING	DISTANCE
L482	N41°18'18"E	646.50'
L483	N40°42'38"E	463.00'
L484	N64°23'19"E	524.00'
L485	N26°34'28"E	610.50'
L486	N30°41'13"W	1884.50'
L487	N30°03'20"W	124.00'
L488	N84°42'14"W	321.00'
L489	N80°36'54"W	633.50'
L490	N06°56'37"E	729.50'
L491	N02°21'41"E	933.00'
L492	N00°12'55"E	855.50'
L493	N08°11'18"W	671.55'
L494	N34°30'37"W	692.50'
L495	N05°45'14"W	1206.50'
L496	N55°17'18"W	361.00'
L497	N01°45'06"E	895.50'
L498	N27°05'39"E	1356.00'
L499	N12°11'55"E	378.50'
L500	N43°45'04"W	363.00'
L501	S77°28'40"W	260.50'
L502	N51°01'15"W	335.50'
L503	N42°21'30"E	678.50'
L504	N48°00'55"E	248.50'
L505	N56°25'51"E	1388.00'
L506	N61°12'19"E	1026.50'
L507	N74°33'36"E	1301.50'
L508	N77°28'25"E	703.00'
L509	N63°26'08"E	1109.00'
L510	N47°43'37"E	1228.50'

SEE SHEET 17
L510
L509
L508
L507
L506
L505
L504
L503
L501
L500
L502
L499
RANCHO EL TEJON
L498
L497
OLD HEADQUARTERS
± 26,716 AC
L496
L495
L494
C145
S76°27'32"E (R)
L493
L492
L491
L490
L489
L488
L487
C144
L486
N24°36'59"E
64.00'
L485
L484
L483
L482
SEE SHEET 15

SCALE: 1"=2,000'

PROACTIVE
ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"
TEJON RANCH
OLD HEADQUARTERS ACQUISITION AREA

Z:\06.045.000TEJONPRESERVE\SURVEY\DRAWINGS\AA-2_OLD-HQ_LEGAL-EX-A1.DWG

DATE: 6/01/09 | J.N. 06.045.001 | SHEET 16 OF 17

LINE TABLE		
NO.	BEARING	DISTANCE
L511	N45°00'02"E	1052.50'
L512	N48°00'39"E	1112.00'
L513	N37°34'08"E	1355.50'
L514	N44°59'59"E	935.00'
L515	N51°20'20"E	1058.50'
L516	N81°52'13"E	1169.00'
L517	N89°58'52"E	413.00'
L518	S59°01'50"E	482.00'
L519	S71°33'51"E	523.00'
L520	S56°18'36"E	596.00'
L521	S63°26'01"E	554.50'
L522	S44°59'59"E	467.50'
L523	S53°07'46"E	826.50'
L524	S60°15'17"E	666.50'
L525	S54°27'50"E	711.00'
L526	S81°01'42"E	1590.00'
L527	N89°59'58"E	1405.00'
L528	N71°33'59"E	1306.50'

T 32 S MDM
T 12 N SBM
L511
L512
L513
L514
L515
L516
L517
L518
L519
L520
L521
L522
L523
L524
L525
L526
L527
L528
OLD HEADQUARTERS
± 26,716 AC
RANCHO EL TEJON
R 18 W
R 17 W
SEE SHEET 16
SEE SHEET 2

SCALE: 1"=2,000'

PROACTIVE
ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951-280-3300

EXHIBIT "A-1"
TEJON RANCH
OLD HEADQUARTERS ACQUISITION AREA

Z:\06.045.000TEJONPRESERVE\SURVEY\DRAWINGS\AA-2_OLD-HQ_LEGAL-EX-A1.DWG

DATE: 6/01/09 | J.N. 06.045.001 | SHEET 17 OF 17

EXHIBIT B

Depiction of Easement Property

[attached]

Exhibit B

LEGEND
Acquisition Area
Old Headquarters
Approx. 26,700 Acres
Key Map
0
0.5
1
2
3
Miles

Depiction of Acquisition Area Old Headquarters

EXHIBIT B

EXHIBIT C

Depiction of Tejon Ranch and Conserved Lands

[attached]

Exhibit C

58
223
99
5
58
Kern County
Los Angeles County
Kern County
Ventura County
138
5
Acquisition Area
Dedicated Conservation Easement Area

N

0 0.5 1 2 3 4 5
Miles

Depiction of Tejon Ranch
& Conserved Lands

EXHIBIT C

EXHIBIT D

Depiction of Designated Areas

[attached]

Exhibit D

LEGEND
Designated Farm Area - Approx. 2,100 Acres
Designated Oil & Gas Areas - Approx. 7,000 Acres
Acquisition Area
Old Headquarters
Approx. 26,700 Acres
Key Map
0 0.5 1 2 3
Miles

Depiction of Designated Areas

EXHIBIT D

EXHIBIT E

Depiction of Development Areas

[attached]

Exhibit E

58
Bakersfield National Cemetery
Approx. 500 Acres
223
58
LEGEND
Development Areas
99
5
Tejon Industrial Complex
Approx. 1,400 Acres
Grapevine
Approx. 15,700 Acres
TRC Headquarters
Approx. 425 Acres
Tejon Mountain Village
Approx. 28,300 Acres
Kern County
Los Angeles County
Kern County
Ventura County
138
5
Centennial
Approx. 12,400 Acres

0 0.5 1 2 3 4 5
Miles

Depiction of Development Areas

EXHIBIT E

EXHIBIT F

Depiction of Disturbance Areas

[attached]

Exhibit F

LEGEND
Disturbance Areas
Acquisition Area
See Exhibit F-1
See Exhibit F-2
Old Headquarters
Approx. 26,700 Acres
Key Map
0
0.5
1
2
3
Miles
N

Depiction of Disturbance Areas

EXHIBIT F

LEGEND
Current Disturbance
Disturbance Areas
Key Map
0 500 1,000 2,000 3,000
Feet
N

Disturbance Area B

EXHIBIT F-1

LEGEND
Current Disturbance
Disturbance Areas
Not A Part
Key Map
0
500
1,000
Feet
2,000

Disturbance Area D

EXHIBIT F-2

EXHIBIT G

Access Procedure Agreement

This Exhibit G sets forth the procedures for Grantee’s entry on and access to the Easement Property to (a) conduct monitoring inspections and tests and other non-invasive activities as may be reasonably appropriate for the purpose of evaluating and monitoring the Conservation Values of the Easement Property, (b) monitor Grantor’s compliance with the terms of this Conservation Easement, and (c) conduct field inspections and engage in other non-invasive activities in connection with planning for and preparation of the RWMP and the Public Access Plan (collectively, “Routine Monitoring Activities”). Routine Monitoring Activities do not include (i) any overnight entry or access not specifically provided for in the RWMP, (ii) any entry or access by third parties, including, but not limited to, the Third Party Beneficiary, WCB, and contractors and non-employee agents of Grantee, the Third Party Beneficiary or WCB, (iii) any activity defined as a “Conservation Activity” in Section 7(b) of the Conservation Easement, or (iv) any entry or access to the Easement Property by Grantee for a purpose not described in the preceding sentence.

1. Access Procedure.

(a) All entry on and access to the Easement Property pursuant to this Exhibit G shall (A) be at reasonable times (except in cases where Grantee reasonably determines that immediate entry on the Easement Property is required in accordance with Section 7(a)(1) of the Conservation Easement), (B) be in accordance with Grantor’s then-current, reasonable requirements for entry on the Easement Property, and (C) not unreasonably interfere with Grantor’s authorized use and quiet enjoyment of the Easement Property. In addition, any invasive testing to be performed as part of a Routine Monitoring Activity shall be conducted in accordance with Grantor’s then-current, reasonable invasive testing requirements and procedures. Grantor shall have the right to have one (1) or more representatives accompany Grantee during any entry on and period of access to the Easement Property.

(b) If Grantee desires to enter on and access the Easement Property for a Routine Monitoring Activity, then Grantee shall provide Grantor with an Access Notice at least forty-eight (48) hours prior to the date Grantee desires to enter on the Easement Property. For all access proposed pursuant to this Exhibit G, Grantee shall prominently indicate on the Access Notice that the access is for a Routine Monitoring Activity and requires prompt consideration by Grantor . In addition, Grantor may, from time to time, specify a particular address or other method of delivery, in addition to the notice addresses set forth in Section 18 of the Conservation Easement, to which Grantee shall deliver all Access Notices sent pursuant to this Exhibit G. If, in Grantor’s reasonable determination, any activity described in the Access Notice does not constitute a Routine Monitoring Activity or there are operational, safety or other reasonable impediments to the entry and access proposed by Grantee, then Grantor may respond, either verbally or in writing, to Grantee within such forty-eight (48) hour period to identify such concerns or impediments in reasonable detail, and the Parties shall cooperate with one another to address Grantor’s concerns about the proposed activities and to develop a reasonable schedule and manner of entry on and access to the Easement Property that reasonably addresses the impediments identified by Grantor.

Exhibit G, Page 1

2. Meet-and-Confer. In order to help facilitate the Parties’ scheduling processes, at the request of either Party, the Parties shall meet and confer approximately once per quarter or more frequently as needed (on such date and at such time and venue mutually acceptable to the Parties) regarding Grantee’s proposed schedule of Routine Monitoring Activities for the upcoming quarter so that Grantor may attempt to identify potential impediments prior to Grantee’s delivery of an Access Notice (each such meeting, a “Quarterly Meeting”). The Parties may elect to conduct such Quarterly Meeting by telephone or online audio-visual conferencing software.

3. Conservation Easement. Any entry on and access to the Easement Property not otherwise defined as a Routine Monitoring Activity shall be subject to the access provisions of the Conservation Easement, including, but not limited to, Section 7 therein.

Exhibit G, Page 2

EXHIBIT H

List of Assessor’s Parcel Numbers

241-160-01 (ptn)	402-030-04 (ptn)	402-070-22	402-120-07 (ptn)

241-160-02	402-030-10 (ptn)	402-070-23	402-120-09

241-160-03 (ptn)	402-030-11 (ptn)	402-070-28	402-120-10

241-160-04 (ptn)	402-030-12 (ptn)	402-070-29	402-120-11 (ptn)

241-160-05 (ptn)	402-040-01	402-070-31 (ptn)	402-120-17 (ptn)

241-160-06 (ptn)	402-040-02	402-091-01 (ptn)	402-130-04

241-160-13 (ptn)	402-040-03	402-091-05 (ptn)	402-130-05

241-160-14 (ptn)	402-040-04	402-091-07	402-130-06

241-160-15	402-040-06	402-091-08	402-130-10

241-170-04 (ptn)	402-040-07	402-091-10	402-130-11

241-170-05 (ptn)	402-040-08	402-091-11	402-140-04

241-170-06	402-040-09 (ptn)	402-091-12	402-140-05

241-170-07 (ptn)	402-040-10 (ptn)	402-091-13	402-140-06

241-180-01 (ptn)	402-040-11 (ptn)	402-091-14	402-140-07

241-190-02 (ptn)	402-040-12	402-091-15	402-140-08

241-190-03 (ptn)	402-040-15	402-091-17	402-140-09

241-190-04	402-040-16	402-091-19 (ptn)	402-140-10

241-190-05 (ptn)	402-040-17	402-091-20 (ptn)	402-140-11

402-010-01	402-040-18	402-091-27 (ptn)	402-140-12

402-010-02 (ptn)	402-040-19	402-092-01 (ptn)	402-140-13

402-010-09 (ptn)	402-040-20	402-092-03	402-140-14

402-010-16 (ptn)	402-040-21	402-092-04	402-150-08 (ptn)

402-010-19 (ptn)	402-060-02 (ptn)	402-092-06	447-080-02 (ptn)

402-010-20	402-060-03 (ptn)	402-092-08	447-080-04 (ptn)

402-020-03	402-060-16 (ptn)	402-092-09	447-080-05 (ptn)

Exhibit H, Page 1

Exhibit H

List of Assessor’s Parcel Numbers, cont.

402-020-04	402-060-17 (ptn)	402-092-12	447-080-06 (ptn)

402-020-05	402-070-01 (ptn)	402-092-13	448-070-01 (ptn)

402-020-06	402-070-03 (ptn)	402-110-01 (ptn)	448-070-03 (ptn)

402-020-07	402-070-04	402-110-03	448-070-04 (ptn)

402-020-08	402-070-05	402-110-04	448-070-05

402-020-10	402-070-07	402-110-07 (ptn)	448-070-06 (ptn)

402-020-11	402-070-08	402-110-10 (ptn)	448-070-10

402-020-12	402-070-10	402-110-11	448-070-11

402-020-13	402-070-11	402-110-12 (ptn)	448-080-16

402-020-14	402-070-12	402-110-13

402-020-15	402-070-13	402-110-14

402-020-16	402-070-14	402-110-15

402-020-17	402-070-15	402-110-16

402-020-18	402-070-16	402-110-17

402-030-01	402-070-17	402-110-18

402-030-02	402-070-20	402-110-19 (ptn)

402-030-03 (ptn)	402-070-21	402-120-05 (ptn)

Exhibit H, Page 2

Recording Requested by CHICAGO TITLE COMPANY Order No. 55021997
Recording requested by and when recorded mail to:
Gibson, Dunn & Crutcher LLP 333 South Grand Avenue, 49th Floor Los Angeles, CA 90071-3197 Attn: Thomas J.P. McHenry, Esq.

APNs: Listed on the attached Exhibit H

Space above this line reserved for Recorder’s use

Documentary Transfer Tax not shown

pursuant to Section 11932 of the Revenue

and Taxation Code, as amended.

DEED OF CONSERVATION EASEMENT

AND AGREEMENT CONCERNING EASEMENT RIGHTS

(WHITE WOLF)

THIS DEED OF CONSERVATION EASEMENT AND AGREEMENT CONCERNING EASEMENT RIGHTS (this “Conservation Easement”) is made this 28th day of February, 2011 (the “Agreement Date”), by TEJON RANCHCORP, a California corporation (“Grantor”), in favor of the TEJON RANCH CONSERVANCY, a California nonprofit public benefit corporation (“Grantee”). Grantor and Grantee are sometimes referred to in this Conservation Easement collectively as the “Parties” and individually as a “Party.”

RECITALS

A. Grantor is the sole owner in fee simple of certain real property containing approximately 15,500 acres, located in the County of Kern, State of California, as more particularly described in Exhibit A attached hereto, and depicted for illustrative purposes only on the map attached hereto as Exhibit B (the “Easement Property”).

B. The Easement Property is part of a larger property commonly known as “Tejon Ranch,” which comprises approximately 270,000 acres located in Los Angeles and Kern Counties and is depicted for illustrative purposes only on the map attached hereto as Exhibit C (“Tejon Ranch”). Tejon Ranch was, as of the effective date of the Ranch Agreement (defined below), owned in whole by Grantor. Historic ranch uses, dating back to 1843, have largely sustained a natural landscape on Tejon Ranch. Grantor has agreed to convey conservation easements over various portions of Tejon Ranch, including, but not limited to, the Easement Property, in accordance with the terms and conditions of that certain Tejon Ranch Conservation and Land Use Agreement, dated June 17, 2008 (as the same may be amended from time to time, the “Ranch Agreement”), by and among Natural Resources Defense Council, Inc., a New York nonprofit corporation; National Audubon Society, Inc., a New York nonprofit corporation, doing business in California as Audubon California; Planning and Conservation League, a California

nonprofit public benefit corporation; Sierra Club, a California nonprofit public benefit corporation; and Endangered Habitats League, Inc., a California nonprofit public benefit corporation (each, a “Resource Organization” and collectively, the “Resource Organizations”); Grantor; Grantee; and Tejon Ranch Co., a Delaware corporation. On April 8, 2009, a Memorandum of the Ranch Agreement was recorded in the Official Records of Kern County as Instrument No. 0209049434, and on April 29, 2009, a Memorandum of the Ranch Agreement was recorded in the Official Records of Los Angeles County as Instrument No. 20090626840. The objective of the Ranch Agreement is to maintain the bulk of Tejon Ranch in its unaltered condition and, as appropriate, to enhance and restore natural resource values. The portions of Tejon Ranch over which Grantor has conveyed or may convey conservation easements pursuant to the Ranch Agreement (excluding any Unpurchased Acquisition Areas) are collectively referred to in this Conservation Easement as the “Conserved Lands.” The Conserved Lands are depicted for illustrative purposes only on the map attached hereto as Exhibit C.

C. The Conserved Lands will be managed pursuant to a Ranch-Wide Management Plan or RWMP (as defined in Section 1(gggg)) that will be developed by Grantor and Grantee and adopted by Grantee in accordance with Section 3 of the Ranch Agreement. Effective September 18, 2009, Grantee adopted the Interim RWMP in accordance with Section 3.2 of the Ranch Agreement (the “Interim RWMP”), which will be in effect until the initial RWMP is adopted in accordance with Section 3.3 of the Ranch Agreement.

D. The Easement Property possesses significant natural resource and conservation values that are of great importance to Grantor, Grantee and the people of the State of California. The natural resource and conservation values include all of the following (collectively referred to in this Conservation Easement as the “Conservation Values”):

1. The Easement Property contains open space land important to maintaining various natural communities, including, but not limited to, scrub, grasslands supporting diverse displays of native forbs, oak savannah and oak woodland.

2. The natural communities and habitats on the Easement Property are largely devoid of significant human alterations, and thus support intact ecosystem processes on which the communities and species on the Easement Property are dependent.

3. The Easement Property supports all or part of numerous intact watersheds, including, but not limited to, Caliente Creek, Little Sycamore Creek, Sycamore Creek and White Wolf Ranch. The watersheds on the Easement Property support natural watershed functions and high quality aquatic, wetland, and riparian habitats.

4. The Easement Property provides significant regional landscape connectivity functions, and its protection will ensure that these functions will be maintained and this area and its existing features will be available for its natural habitat values.

5. The Easement Property supports diverse and sensitive flora and fauna dependent on its high quality natural communities, functional watersheds, intact ecosystem processes, and landscape connectivity, including San Joaquin kit fox, Blunt-nosed Leopard

Lizard, Burrowing Owl, San Joaquin Pocket Mouse, Swainson’s Hawk, and Tejon poppy. Protection of the Easement Property also helps support numerous other species dependent on its habitats, food resources, and water supplies.

6. The Easement Property contains outstanding displays of native wildflowers and iconic California grassland/woodland scenic resources, and the protection of the Easement Property will provide a significant public benefit by preserving open space against development pressure and will protect scenic qualities unique to the area.

7. The Easement Property contains important cultural and historic resources (such as bedrock mortars), and the protection of the Easement Property will provide a significant public benefit by ensuring the preservation of these resources.

E. Grantor intends that the Conservation Values of the Easement Property be preserved, maintained and protected, and, consistent with the terms of this Conservation Easement, restored and enhanced, in perpetuity, subject to the terms and conditions of this Conservation Easement. To accomplish the Conservation Purpose (as defined in Section 2(a)), Grantor desires to convey to Grantee and Grantee desires to obtain from Grantor a conservation easement that restricts certain uses of the Easement Property and grants certain rights to Grantee in order to preserve, maintain, protect, identify, monitor, restore and enhance in perpetuity the Conservation Values, the terms of which are set out in more detail below.

F. The protection of the Conservation Values by this Conservation Easement serves important state and local policies and provides significant public benefit to the people of the State of California. In addition, the grant of this Conservation Easement will further the conservation policies set forth in the following:

Section 815 of the California Civil Code, in which the California Legislature has declared: (1) that “the preservation of land in its natural, scenic, agricultural, historical, forested, or open-space condition is among the most important environmental assets of California”; and (2) that it is “in the public interest of this state to encourage the voluntary conveyance of conservation easements to qualified nonprofit organizations”;

The California Wildlife Conservation Law of 1947 (codified in Chapter 4 of Division 2 of the California Fish and Game Code, commencing with Section 1300); and

The Safe Drinking Water, Water Quality and Supply, Flood Control, River and Coastal Protection Bond Act of 2006 (Proposition 84, Public Resources Code Section 75055), which recognizes the value and public benefit of, and provides funding for the acquisition, development, rehabilitation, restoration, and protection of wildlife habitat that promotes the recovery of threatened and endangered species; provides corridors linking separate habitat areas to prevent habitat fragmentation; protects significant natural landscapes and ecosystems such as mixed conifer forests, oak woodlands, riparian and wetland areas; and implements the recommendations of the California Comprehensive Wildlife Strategy, as submitted in October 2005 to the United States Fish and Wildlife Service.

G. Grantee has entered into California Wildlife Conservation Board Grant Agreement No. WC-1045JW (the “WCB Grant Agreement”), a copy of which has been provided to Grantor, pursuant to which the California Wildlife Conservation Board (“WCB”) provided funding for the acquisition of this Conservation Easement. A notice of the WCB Grant Agreement is being recorded in Kern County concurrently herewith. Among other conditions, the WCB Grant Agreement requires that representatives of WCB have the right to enter upon the Easement Property once every year to assess compliance with the WCB Grant Agreement, which access is provided for in this Conservation Easement. Pursuant to the WCB Grant Agreement, if Grantee violates any essential terms or conditions of the WCB Grant Agreement, then WCB may require Grantee to convey its interest in this Conservation Easement to the State of California, acting by and through WCB, or another qualified entity.

H. Grantee is a nonprofit public benefit corporation incorporated under the laws of the State of California as a tax-exempt corporation described in Section 815.3 of the California Civil Code, qualified under Section 501(c)(3) of the Internal Revenue Code and the regulations promulgated thereunder, and organized to preserve, enhance and restore the native biodiversity and ecosystem values of Tejon Ranch and the Tehachapi Range by engaging in charitable and educational activities within the meaning of Section 501(c)(3) of the Internal Revenue Code that further the preservation, protection, or enhancement of land in its natural, scenic, historical, agricultural, forested, or open-space condition or use.

GRANT OF EASEMENT AND AGREEMENT

In consideration of the recitals set forth above and in consideration of the mutual covenants, terms, conditions, and restrictions contained in this document and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and pursuant to California law, including Civil Code Section 815 et seq., Grantor hereby voluntarily grants and conveys to Grantee, and to Grantee’s successors and assigns, and Grantee hereby accepts, a conservation easement in perpetuity in, on, over, and across the Easement Property, subject to the following covenants, terms, conditions and restrictions:

1. Definitions. As used in this Conservation Easement, the following terms shall have the meanings set forth below.

(a) “Access Notice” means a written notice delivered to Grantor by a Requesting Party in accordance with Section 7(a)(1), which notice shall include (i) a detailed description of the purpose for entry on the Easement Property, (ii) the specific areas of the Easement Property to be accessed, (iii) the proposed date(s) of entry on and duration of access to the Easement Property, and (iv) the number of persons who would enter on and access the Easement Property.

(b) “Activity Notice” means a written notice delivered to Grantor by Grantee in accordance with Section 7(c), which notice shall include (i) the proposed Conservation Activity, (ii) a detailed description of the nature, scope, location and purpose of the proposed Conservation Activity (including any proposed building, structure or improvement permitted by Section 7(d) and proposed by Grantee in connection with such Conservation Activity), (iii) a schedule of the work or activities to be performed or conducted on the Easement Property, and (iv) a list of the names of any contractors or other parties and persons who would perform the Conservation Activity.

(c) “Additional Area” has the meaning set forth in Section 6(b)(2)(R).

(d) “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, another Person. For purposes of this definition, control means the ability to direct or cause the direction of the management and policies of another Person, including, but not limited to, by contract, by ownership of its voting securities or membership interests, by having the right to designate or elect members of its governing body, or otherwise. For purposes of this Conservation Easement, a Person is “Affiliated” with another Person if any one or more officers, directors, employees, partners, members or shareholders of either such Person control the other Person.

(e) “Agreement Date” has the meaning set forth in the Preamble.

(f) “Allowed Diversion Facilities” means:

(i) diversion facilities on the Easement Property that exist as of the date of the Ranch Agreement;

(ii) new or modified diversion facilities used for surface water diversions on the Easement Property authorized pursuant to Approved Water Rights Permits;

(iii) new or modified water collection and distribution equipment that is used solely for the purpose of watering Livestock or wildlife within the Easement Property (e.g., pipelines, troughs and stock ponds); and

(iv) other new or modified diversion facilities, provided that (A) the total amounts of surface water diversions that can be made by the facilities being added or modified will not be greater than the amounts that can be made by those diversion facilities being modified or replaced, (B) Grantor will use BMPs in the location, design and construction of such facilities as reasonably determined by Grantee; and (C) either (1) the water diverted through such new or modified diversion facilities will be applied only to beneficial uses within the boundaries of Tejon Ranch, or (2) Grantee determines that the use of the diverted water outside the boundaries of Tejon Ranch will not Significantly Impair Conservation Values as compared to the Conservation Values that exist as of the date of the Ranch Agreement, which determination shall not be unreasonably withheld.

(g) “Applicable Laws” means any one or more present and future laws, ordinances, rules, regulations, permits, authorizations, orders and requirements, to the extent applicable to the Parties or to the Easement Property or any portion thereof, whether or not in the present contemplation of the Parties, including, but not limited to, all consents, authorizations or approvals (including Project Approvals) obtained from, and all statutes, rules and regulations of, and all building, zoning and other laws of, any Resource Agency and all other federal, state, regional, county and municipal governments, the departments, bureaus, agencies or commissions thereof, authorities, boards of officers, any national or local board of fire underwriters, or any other body or bodies exercising similar functions, having or acquiring jurisdiction of, or which may affect or be applicable to, the Easement Property or any part thereof, including, but not limited to, any subsurface area, the use thereof and of the buildings and improvements thereon.

(h) “Approved Water Rights Permits” means (i) water right Permits 21178, 21179, 21180, 21181, 21182, 21183, 21184, 21189, 21190, 21191, and 21192 issued by the State Water Resources Control Board and California Department of Fish and Game Agreement Nos. 2006-0157-R4 and 2006-0184-R4, as such permits and agreements exist as of the date of the Ranch Agreement, and (ii) any amendment or revision to, or replacement of, any of these permits or agreements that does not increase the amount of surface water that may be diverted under these permits and agreements as they exist as of the date of the Ranch Agreement.

(i) “Best Management Practices” or “BMPs” means practices and procedures established in the RWMP that apply to the exercise of the Reserved Rights, other than the Core Activities (except as specifically noted in Section 6(b)(1)(E)), on the Conserved Lands and are (i) based on the best available scientific information, (ii) feasible, both economically and technologically, (iii) reasonable and practicable methods to reduce or minimize adverse impacts to natural resources and conservation values resulting from those activities that are subject to BMPs, (iv) consistent with the applicable Management Standard, and (v) with respect to the Initial Stewardship Standard and the Long-Term Stewardship Standard, reasonably necessary to achieve such Management Standard.

(j) [Intentionally Omitted]

(k) [Intentionally Omitted]

(l) “CEQA” means the California Environmental Quality Act (California Public Resources Code Section 21000 et seq.) and the guidelines thereunder (14 California Code of Regulations Section 15000 et seq.).

(m) “CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. Section 9601 et seq.).

(n) “Claims” means any and all liabilities, penalties, costs, losses, damages, expenses (including, but not limited to, reasonable attorneys’ fees and experts’ fees), causes of action, claims, demands, orders, liens or judgments.

(o) “Communications Infrastructure” means telecommunications lines and associated facilities, and other similar improvements for communications.

(p) “Conservation Activity” has the meaning set forth in Section 7(b).

(q) “Conservation Easement” has the meaning set forth in the Preamble.

(r) “Conservation Purpose” has the meaning set forth in Section 2(a).

(s) “Conservation Values” has the meaning set forth in Recital D.

(t) “Conserved Lands” has the meaning set forth in Recital B.

(u) “Consulting Expert” means a duly qualified expert in the subject matter of an alleged violation of this Conservation Easement, who is agreed upon by the Parties.

(v) “Contract Violation” means an Existing Contract Violation, a New Contract Violation, or any violation of any provision of this Conservation Easement that includes an obligation of Grantor to cause a third party to comply with any requirement of this Conservation Easement.

(w) “Core Activities” has the meaning set forth in Section 6(b)(1).

(x) “Defaulting Party” has the meaning set forth in Section 9(a).

(y) [Intentionally Omitted]

(z) [Intentionally Omitted]

(aa) [Intentionally Omitted]

(bb) “Designated Mining Areas” means (i) that portion of the Easement Property designated on Exhibit D as the Designated Mining Area, and (ii) an area not exceeding 800 acres within the Future Mining Envelope designated on Exhibit D. The specific location of the 800 acre Designated Mining Area within the Future Mining Envelope shall be determined in the reasonable judgment of Grantor made in consultation with Grantee, with primary consideration given to the location of the minerals, but also taking into account other factors, such as avoiding or reducing impacts of access, facilities and operations on Conservation Values.

(cc) [Intentionally Omitted]

(dd) [Intentionally Omitted]

(ee) “Development Areas” means the following area(s) generally depicted on Exhibit E: (i) Bakersfield National Cemetery; (ii) Centennial; (iii) Grapevine; (iv) Tejon Industrial Complex; (v) Tejon Mountain Village; and (vi) TRC Headquarters.

(ff) “Disputed Terms” has the meaning set forth in Section 24(d).

(gg) “Disturbance Areas” means those portions of the Easement Property generally depicted on Exhibit F as Disturbance Area A, the precise boundaries of which shall conform to the boundaries depicted on Exhibit F-1, with such minor modifications to such boundaries as Grantor and Grantee may mutually agree.

(hh) “Easement Property” has the meaning set forth in Recital A.

(ii) “Environmental Laws” includes, but is not limited to, CERCLA, RCRA, HTA, HCL, HSA, and any other federal, state, local or administrative agency statute, ordinance, rule, regulation, order or requirement relating to pollution, protection of human health or safety, the environment or Hazardous Materials.

(jj) “Excluded Transfer” means any one of the following types of transfer of the fee interest in the Easement Property or any part thereof:

(1) Any transfer to a Related Party;

(2) Any transfer in the nature of foreclosure or deed in lieu of foreclosure of a deed of trust or mortgage encumbering the Easement Property;

(3) Any transfer to a public entity or to a nonprofit entity of the type described in Section 815.3 of the California Civil Code; or

(4) Any transfer that is exempt from a “Change of Ownership” reassessment under California Revenue and Taxation Code Section 60 and implementing regulations.

(kk) “Existing Condition” means a biological or physical condition in a Mitigation Area that actually exists at the time of a Mitigation Area Approval; provided, however, an Existing Condition does not include the potential for future changes to the biological or physical condition of a Mitigation Area that could result, but have not actually occurred, from implementation of BMPs or other provisions of the RWMP.

(ll) “Existing Contract” means a contract that permits the use by a third party, or requires the use by Grantor, of the Easement Property, or a portion thereof (including, but not limited to, a lease or an easement) entered into prior to the date of the Ranch Agreement, including any Required Extension.

(mm) “Existing Contract Violation” means a violation of the terms of an Existing Contract after the Agreement Date, by a party to the Existing Contract other than Grantor, that will Significantly Impair the Conservation Values and that, if performed by Grantor, would constitute a violation of the terms of this Conservation Easement.

(nn) “Existing Easement” means an Existing Contract that is an easement.

(oo) [Intentionally Omitted]

(pp) “Finally Granted” means, with respect to any Project Approval, that such Project Approval has been given (and, if applicable, any necessary ordinance, resolution or similar legislative action granting or ratifying the giving of such approval has been adopted) and all applicable appeal periods for the filing of any administrative appeal, and statutes of limitation for the filing of any judicial challenge of such approval shall have expired and no such appeal or challenge shall have been filed, or if any administrative appeal or judicial challenge is filed, such approval shall either (i) have been upheld without modification, imposition of conditions or other change by a final decision in the final such appeal or challenge that is timely filed, or (ii) upheld with modification, imposition of conditions or other change by a final decision that is subsequently relied upon to proceed with development authorized by the Project Approval as finally issued. The statute of limitations for the filing of any judicial challenge shall be deemed to be (A) one hundred eighty (180) days as to any Initial Entitlement, and (B) one (1) year as to any other Project Approval, except that Owner Designee may, in its sole discretion, by notice to

Grantee, waive the requirement that the statute of limitations for the filing of any judicial challenge shall have expired, and designate any Project Approval that has been given as having been Finally Granted.

(qq) “Governmental Agency” and “Governmental Agencies” means any public or quasi-public agency, board, body, bureau, commission, department, office or other authority created or authorized by any federal, state, regional or local statute, ordinance, government or governmental body, including Resource Agencies, cities, counties, and other political subdivisions.

(rr) “Grantee” has the meaning set forth in the Preamble and in Section 25(n).

(ss) “Grantee Indemnified Parties” means, collectively, Grantee and its directors, officers, employees, agents, contractors, and representatives and the heirs, representatives, successors and assigns of each of them.

(tt) “Grantor” has the meaning set forth in the Preamble and in Section 25(n).

(uu) “Grantor Indemnified Parties” means, collectively, Grantor and its directors, officers, employees, agents, contractors, and representatives and the heirs, representatives, successors and assigns of each of them.

(vv) “Hazardous Materials” includes, but is not limited to, (i) material that is flammable, explosive or radioactive; (ii) petroleum products, including by-products and fractions thereof; and (iii) hazardous materials, hazardous wastes, hazardous or toxic substances, or related materials defined in CERCLA, RCRA, HTA, HSA, HCL, and in the regulations adopted and publications promulgated pursuant to them, or any other applicable Environmental Laws now in effect or enacted after the Agreement Date.

(ww) “HCL” means the Hazardous Waste Control Law (California Health & Safety Code Section 25100 et seq.).

(xx) “HSA” means the Carpenter-Presley-Tanner Hazardous Substance Account Act (California Health & Safety Code Section 25300 et seq.).

(yy) “HTA” means the Hazardous Materials Transportation Act (49 U.S.C. Section 5101 et seq.).

(zz) “Incidental Ranch Facilities” means all facilities not otherwise described in Section 6(b) that are incident to a Reserved Right, including, but not limited to, squeezes, loading chutes, holding and feeding fields, corrals, barns, shop and storage buildings, sewage disposal facilities and systems, water distribution and irrigation facilities, Livestock and wildlife watering facilities (including impoundments and related water distribution facilities) and Infrastructure.

(aaa) “Infrastructure” means streets, roads and bridges; transit and transportation facilities; water supply lines and water resource systems; storm drains and sewers; wastewater lines and wastewater management systems; power transmission lines and other associated facilities; oil and gas pipelines and associated facilities; Communications Infrastructure; and other similar improvements, utilities and facilities, but excluding power generation facilities (except in the Designated Mining Area, within which power generation facilities, to the extent reasonably necessary to serve the uses permitted by Section 6(b)(2)(F), shall be included as Infrastructure).

(bbb) “Initial Entitlements” means county approval of a specific plan (or comparable plan) following certification of environmental review pursuant to CEQA.

(ccc) “Initial Period” means the period commencing on the Agreement Date and continuing until June 17, 2013.

(ddd) “Initial Stewardship Standard” is the Management Standard that applies during the Initial Period (except where the Mining Area Standard applies), the purpose of which is to preserve the Conservation Values existing as of the Effective Date of the Ranch Agreement. The Interim RWMP sets forth BMPs established consistent with the Initial Stewardship Standard.

(eee) “Interim RWMP” has the meaning set forth in Recital C.

(fff) “Livestock” means animals typically kept on a farm or ranch, including, but not limited to, cattle, swine, poultry, horses, sheep and goats.

(ggg) “Long-Term Stewardship Standard” is the Management Standard that applies following the Initial Period (except where the Mining Area Standard applies) and shall be at least as protective of Conservation Values as the Initial Stewardship Standard. Under the Long-Term Stewardship Standard, establishment and implementation of BMPs and identification and implementation of Conservation Activities and other actions subject to this standard shall be consistent with the requirements of this Conservation Easement, the requirements for the RWMP set forth in Article 3 of the Ranch Agreement, and the following principles: (i) the continued economic use of the Conserved Lands, as a whole, will be respected, (ii) over time the goal is that the native biodiversity and ecosystem values of the Conserved Lands will be enhanced, (iii) high priority areas of particular sensitivity identified in the RWMP will be the focus of Grantee’s Conservation Activities, and in such areas, the Conservation Purpose will take precedence over economic uses, (iv) the enhanced biological and physical conditions resulting from previously approved Conservation Activities within such areas will be maintained, and (v) Conservation Activities shall be carefully coordinated with Grantor’s use of the Easement Property and then-existing leases, easements and other agreements.

(hhh) “Management Standard” means the applicable standard governing the establishment of BMPs in the RWMP, and the subsequent implementation of such BMPs and, where applicable, the identification in the RWMP and the implementation of Conservation Activities and other actions subject to such standard. The Management Standards are, collectively, the Initial Stewardship Standard, the Long-Term Stewardship Standard and the Mining Area Standard.

(iii) “Mining Area Standard” is the Management Standard that applies to the establishment of BMPs in the RWMP, and the subsequent implementation of such BMPs for mineral extraction-related uses permitted pursuant to Section 6(b)(2)(F) in the Designated Mining Areas. Under the Mining Area Standard, exploration, development and removal or extraction of minerals and non-mineral substances permitted by Section 6(b)(2)(F), expansion or construction of new Incidental Ranch Facilities within the Designated Mining Areas permitted by Section 6(b)(2)(I) and other actions subject to the Mining Area Standard under this Conservation Easement shall be subject only to BMPs that do not substantially adversely affect Grantor’s economic use of the Designated Mining Areas for uses permitted by Section 6(b)(2)(F).

(jjj) “Mitigation” means any action required to be taken, or any negative covenant or restriction required to be imposed, in or on, or fee transfer of, any Mitigation Area(s) to satisfy a requirement or condition of a Project Approval (or any similar approval relating to a Potential Project) or an approval relating to the exercise of a Reserved Right, to mitigate or compensate for or otherwise offset natural resource impacts of the Project, Potential Project or Reserved Right. The Parties expect that Mitigation will be consistent with and advance the goals and principles of the RWMP; however, actual Mitigation requirements and conditions will be established and enforced by the Resource Agencies.

(kkk) “Mitigation Area” means any area or areas within the Easement Property designated for Mitigation purposes as provided in Section 3.10 of the Ranch Agreement and approved by the Resource Agency or Agencies imposing the Mitigation requirement(s). Mitigation Areas also include areas that have been previously restricted or transferred as Mitigation.

(lll) “Mitigation Area Approval” means a Resource Agency action identifying a Mitigation Area as the approved location of Mitigation activity.

(mmm) “Mitigation Implementation Period” means a five (5) year period following the date on which each Project Approval has been Finally Granted, which Project Approval requires Mitigation activities, unless Grantee and Owner Designee mutually agree to an alternate period.

(nnn) “Mitigation Transition Period” means a period that commences on the date that is two (2) years prior to the end of a Mitigation Implementation Period.

(ooo) “New Contract” means a contract that permits the use of the Easement Property, or a portion thereof, including, but not limited to, a lease or an easement, entered into after the date of the Ranch Agreement, but excluding any Required Extension of an Existing Contract.

(ppp) “New Contract Violation” means a violation of the terms of this Conservation Easement, by a party to a New Contract other than Grantor, that will Significantly Impair the Conservation Values of the Easement Property.

(qqq) “New Surface Water Diversions” means any diversions on the Easement Property of naturally occurring surface water flows other than diversions of such surface water flows by Allowed Diversion Facilities.

(rrr) “Non-Defaulting Party” has the meaning set forth in Sections 9(a) and 9(b).

(sss) “Notice of Violation” means a written notice delivered to a Party pursuant to Section 9(a) or Section 9(b) that contains a reasonably detailed description of the alleged or threatened violation.

(ttt) [Intentionally Omitted]

(uuu) “Owner Designee” means the Tejon Ranch Co., a Delaware corporation; provided, however, that from time to time on or after January 1, 2022, if Owner Designee, itself or through its Affiliates, does not own the fee interest in substantially all of Tejon Ranch, then Owner Designee shall have the right, but not the obligation, upon notice to Grantee and the Third Party Beneficiary and subject to the provisions of Section 3.13 of the Ranch Agreement, to designate a new Owner Designee who must be a single Person then owning the fee interest in any substantial portion of the Conserved Lands, or an entity formed by Tejon Ranch Co. or its successor to act as Owner Designee.

(vvv) “Party” and “Parties” have the meanings set forth in the Preamble.

(www) “Person” means any individual, general partnership, limited partnership, limited liability company, corporation, joint venture, trust, estate, cooperative, association or other entity, whether domestic or foreign, and any Governmental Agency.

(xxx) “Potential Project” means any permitting, entitlement, development, use, improvement, maintenance, repair, replacement and/or alteration, in any fashion, of an Unpurchased Acquisition Area, other than a Project.

(yyy) “Prohibited Uses” has the meaning set forth in Section 5.

(zzz) “Project” means any permitting, entitlement, development, use, improvement, maintenance, repair, replacement and/or alteration, in any fashion, of: (i) Development Areas, (ii) the Conserved Lands, as may be allowed under the terms of the Ranch Agreement or any applicable conservation easement, or (iii) an Unpurchased Acquisition Area, as would be allowed in the Conserved Lands consistent with the applicable terms of Section 3.5 of the Ranch Agreement.

(aaaa) “Project Approval” and “Project Approvals” means, in connection with any Project (or any phase of a Project) any authorization, approval, determination, agreement, entitlement or permit that may be sought or obtained from any Governmental Agency having jurisdiction over any aspect of a Project, including, but not limited to, Initial Entitlements, CEQA determination, development agreement, specific plan, parcel or subdivision map, zoning approval or determination, conditional use approval, grading permit, or the like. Without limiting the generality of the foregoing, Project Approvals include Resource Agency approvals related to a Project, including the approval of the holder and/or form of a conservation easement for Mitigation Areas required pursuant to a permit or approval, and may include: (i) Habitat Conservation Plans to be obtained from the United States Fish and Wildlife Service (“USFWS”) pursuant to Section 10 of the Federal Endangered Species Act (16 U.S.C. Section 1531 et seq.)

(“ESA”) and biological opinions to be obtained from USFWS pursuant to Section 7 of the ESA; (ii) permits to be obtained from the United States Army Corps of Engineers under Section 404 of the Federal Clean Water Act (“CWA”); (iii) streambed alteration agreements and California Endangered Species Act permits and agreements to be obtained from the California Department of Fish and Game; (iv) CWA Section 401 certifications and water quality permits under the Porter-Cologne Water Quality Control Laws (“Porter-Cologne”), and stormwater control plans and permits required under the CWA and Porter-Cologne, from the Regional Water Quality Control Boards subject to review by the State Water Resources Control Board; and (v) natural resource mitigation measures established by a CEQA lead or responsible agency for any Project.

(bbbb) “Proposed Plan” has the meaning set forth in Section 24(a).

(cccc) “Public” means any person who is not (i) an agent or employee of Grantor or Grantee, (ii) an employee of any Governmental Agency while engaged in the conduct of their official duties for such Governmental Agency, (iii) a tenant, occupant or easement holder that claims a right or interest in the Easement Property by or through Grantor, or (iv) a licensee or invitee of Grantor.

(dddd) “Public Access” has the meaning set forth in Section 8(a).

(eeee) “Public Access Plan” has the meaning set forth in Section 8(a).

(ffff) “Ranch Agreement” has the meaning set forth in Recital B.

(gggg) “Ranch-Wide Management Plan” or “RWMP” means the management plan for the Conserved Lands that will be developed by Grantor and Grantee and adopted by Grantee in accordance with the terms of Article 3 of the Ranch Agreement, and includes the Interim RWMP, the initial RWMP and updates to the initial RWMP. Among other things, the RWMP shall (i) identify and assess the natural resource and conservation attributes of the Conserved Lands and opportunities for protection, enhancement and restoration of those natural resource and conservation attributes, (ii) establish sustainable strategies for the stewardship of the Conserved Lands with appropriate provision for both the protection of the natural resource and conservation values of the Conserved Lands and continued use of the Conserved Lands for the Reserved Rights, (iii) establish reasonable and economically feasible conservation goals and objectives for the Conserved Lands, all as more particularly described in Article 3 of the Ranch Agreement, and (iv) achieve such goals and objectives through the establishment of BMPs for permitted uses of the Easement Property, identifying appropriate Conservation Activities, and providing flexibility to implement BMPs and Conservation Activities in an adaptive fashion to achieve the RWMP conservation goals and objectives all in accordance with the applicable Management Standard.

(hhhh) “RCRA” means the Resource Conservation and Recovery Act of 1976 (42 U.S.C. Section 6901 et seq.).

(iiii) “Referee Sections” has the meaning set forth in Section 25(d).

(jjjj) “Related Party” means an entity that is an Affiliate of the transferor, or a successor entity to the transferor by way of merger, consolidation or other corporate reorganization, or an entity that acquires all or substantially all of the transferor’s capital stock or assets, or an entity that is the result of a spin-off of shares or assets of the transferor to the shareholders.

(kkkk) “Report” means that certain “Baseline Conditions Report” of the Easement Property, dated February 28, 2011.

(llll) “Requesting Party” has the meaning set forth in Section 7(a)(1).

(mmmm) “Required Extension” means an extension option contained in an Existing Contract that may be exercised without consent of Grantor by a party to the Existing Contract other than Grantor, and, following such exercise, is binding on all parties to the Existing Contract.

(nnnn) “Reserved Rights” means, collectively, all rights accruing from Grantor’s ownership of the Easement Property, including, but not limited to, the right to engage in or to permit or invite others to engage in all uses of the Easement Property, that are not prohibited or limited by, and are consistent with the Conservation Purpose of, this Conservation Easement, including, but not limited to, all activities expressly permitted in Section 6 or elsewhere in this Conservation Easement.

(oooo) “Resource Agency” or “Resource Agencies” means any Governmental Agency with discretionary approval authority over all or any portion of a Project (or Potential Project) insofar as that Project (or Potential Project) will or may adversely affect any natural resources, including, without limitation, a CEQA lead agency for any Project.

(pppp) “Resource Organization” and “Resource Organizations” have the meanings set forth in Recital B.

(qqqq) “Reviewable Aspect” has the meaning set forth in Section 24(a).

(rrrr) “Significantly Impair” means to injure, damage or make worse in some significant respect.

(ssss) “Taxes” means all taxes, assessments (general and special), fees, and charges of whatever description levied on or assessed against the Easement Property by competent authority, including any taxes imposed upon, or incurred as a result of, this Conservation Easement.

(tttt) “Tejon Ranch” has the meaning set forth in Recital B.

(uuuu) “Third Party Beneficiary” or “TPB” means that individual or entity identified and duly appointed by the Resource Organizations to exercise the rights and perform the obligations of the Third Party Beneficiary provided in this Conservation Easement, and who shall keep the Resource Organizations reasonably informed of its activities pursuant to this Conservation Easement. The Third Party Beneficiary may be changed upon not less than thirty (30) days prior written notice to Owner Designee and Grantee, duly signed and authorized by at least three (3) Resource Organizations, but in order for such notice to be effective, the notice must designate a replacement Third Party Beneficiary. The initial Third Party Beneficiary is National Audubon Society Inc., a New York nonprofit corporation d.b.a. Audubon California.

(vvvv) “TPB Enforceable Violation” means a violation of this Conservation Easement that (i) Significantly Impairs the Conservation Values of the Easement Property, (ii) does not relate to, or involve, the application of the BMPs or the Management Standards, and (iii) does not relate to or involve any interpretation, or question of the sufficiency or adequacy, of the BMPs, the RWMP, or the Management Standards. Without limiting the generality of the foregoing, an actual or threatened violation of the Prohibited Uses shall be a TPB Enforceable Violation.

(wwww) “Transfer Fee” has the meaning set forth in Section 14(c).

(xxxx) [Intentionally Omitted]

(yyyy) “Unpurchased Acquisition Area” has the meaning set forth in the Ranch Agreement.

(zzzz) “WCB” has the meaning set forth in Recital G.

(aaaaa) “WCB Disapproval Notice” has the meaning set forth in Section 24(b).

(bbbbb) “WCB Grant Agreement” has the meaning set forth in Recital G.

(ccccc) “Williamson Act Contract” means any contract entered into pursuant to the California Land Conservation Act of 1965 (California Government Code Section 51200 et seq.) or similar statute that affects all or a portion of the Easement Property.

2. Purpose.

(a) Conservation Purpose. The purposes of this Conservation Easement are to (i) ensure that the Easement Property will be retained forever in its natural, scenic, and open-space condition, (ii) preserve, protect, identify and monitor in perpetuity the Conservation Values of the Easement Property, (iii) prevent any activities on the Easement Property that will impair the Conservation Values of the Easement Property, and (iv) enhance and restore the Easement Property to the extent permitted by Section 7 (collectively, the “Conservation Purpose”), all subject to and in accordance with the terms of this Conservation Easement.

(b) Other Activities. Nothing in this Conservation Easement shall interfere with Grantor’s rights to perform the Core Activities. Subject to the preceding sentence, Grantor intends that this Conservation Easement will confine the uses of the Easement Property to those activities that are consistent with the Conservation Purpose. The Parties hereby acknowledge and agree that Grantor’s retention of the Reserved Rights (including, but not limited to, the right to perform the Core Activities) is consistent with the Conservation Purpose.

3. Grantee’s Rights. In order to accomplish the Conservation Purpose of this Conservation Easement, Grantor hereby grants the following rights to Grantee:

(a) Preserve and Protect. Grantee shall have the right as provided in this Conservation Easement to preserve and protect, in perpetuity, the Conservation Values of the Easement Property, subject to and in accordance with the terms and conditions of this Conservation Easement.

(b) Entry and Access. Grantee and Grantee’s employees, agents and contractors, shall have the right to enter upon the Easement Property in accordance with the procedure set forth in Section 7(a) in order to (1) conduct monitoring inspections and tests and other activities as may be reasonably appropriate for the purpose of evaluating and monitoring the Conservation Values of the Easement Property, to ascertain the success of Grantor and Grantee in achieving the Conservation Purpose, and to monitor Grantor’s compliance with the terms of this Conservation Easement (provided, however, that any invasive testing shall be conducted in accordance with Grantor’s reasonable, then-current invasive testing requirements and procedures), (2) enforce the terms of this Conservation Easement as set forth in Section 9, or (3) perform the Conservation Activities to the extent permitted under Section 7. Subject to the requirements of Section 8, Grantee and Grantee’s employees, agents and contractors, shall have the right to enter upon, and to grant revocable licenses to permit the Public to enter upon, the Easement Property for the purpose of implementing the Public Access Plan; provided, however, that any access to the Easement Property by Grantee or Grantee’s employees, agents or contractors to facilitate Public Access shall be in accordance with the procedure set forth in Section 7(a), except to the extent such access is specifically authorized in the Public Access Plan. WCB, its members, directors, officers, employees, agents, contractors and representatives shall also have the right to enter upon the Easement Property to assess compliance with the WCB Grant Agreement once every year, and, whenever there is a known or threatened violation of this Conservation Easement or the WCB Grant Agreement, at such additional times as WCB deems reasonably necessary to assess the known or threatened violation; provided, however, that any access to the Easement Property by WCB, its members, directors, officers, employees, agents, contractors and representatives, shall be in accordance with the procedure set forth in Section 7(a). To the extent possible, WCB will schedule its annual visit to occur concurrent with monitoring activities of Grantee.

(c) Enforcement. Subject to the first sentence of Section 2(b), and as provided more specifically in Sections 9 and 25(d), Grantee shall have the right to enforce the terms and conditions of this Conservation Easement, to prevent or enjoin any activity on, or use of, the Easement Property that is inconsistent with the terms of this Conservation Easement, and to require the restoration of such areas or features of the Easement Property that may be damaged by any such prohibited act or inconsistent use.

4. Baseline Conditions.

(a) Report. Grantor and Grantee acknowledge that the Report has been prepared and that the Report has been approved in writing by Grantor and Grantee. Grantor and Grantee shall each retain a copy of the Report, the Ranch Agreement and a schedule of Existing Contracts on file at their respective addresses for notices set forth in Section 18.

(b) Use of Report. The Parties agree that the Report contains an accurate representation of the biological and physical condition of the Easement Property (including all substantial improvements thereon) as of the Agreement Date, and of the then-current uses of the Easement Property. The Report is intended to serve as an objective, though non-exclusive, information baseline for monitoring compliance with the terms of this Conservation Easement.

(c) Other Evidence. Notwithstanding Section 4(b), if a dispute arises with respect to the nature and extent of the physical or biological condition of the Easement Property, the Parties shall not be foreclosed from utilizing any and all other relevant documents, surveys, or other evidence or information to assist in the resolution of the dispute.

5. Prohibited Uses.

(a) Any use of the Easement Property not authorized in this Conservation Easement is prohibited if such use is inconsistent with the Conservation Purpose (collectively, the “Prohibited Uses”). The Parties agree that Section 5(b) is not an exhaustive list of the Prohibited Uses and that there may be other uses not expressly listed therein that are inconsistent with the Conservation Purpose. Notwithstanding the foregoing, nothing in this Section 5 shall limit Grantor’s exercise of the Reserved Rights.

(b) Grantor and Grantee acknowledge and agree that the following uses and activities are inconsistent with the Conservation Purpose, and shall be prohibited on the Easement Property:

(1) Residential uses (including, but not limited to, the construction, placement or use of structures, trailers, motor homes or tents for residential use), except for residential use and occupancy by employees pursuant to Section 6(b)(2)(H); provided, however, that this Section 5(b)(1) shall not prohibit temporary lodging in the hunting cabins pursuant to Section 6(b)(2)(M), camping pursuant to Section 6(b)(2)(N), or other temporary residential use (if any) not inconsistent with the Conservation Purpose permitted by the RWMP that will not Significantly Impair Conservation Values;

(2) Commercial farming use;

(3) Mineral exploration, development or extraction, except to the extent permitted in the Designated Mining Areas and in Section 14(d);

(4) Oil and gas exploration, development or extraction except to the extent permitted in Section 14(d);

(5) Commercial feedlots, which are defined as permanently constructed confined areas or facilities that are used and maintained for purposes of engaging in feeding operations where any form of Livestock are concentrated and intensively fed for the purpose of rapid weight gain immediately prior to being slaughtered for consumption, or for the purpose of commercial egg or milk production; provided, however, that the foregoing shall not prohibit temporary confinement or supplemental feeding conducted by Grantor or a tenant of Grantor in the course of its customary and routine ranching operations;

(6) Recreational use of any motorized vehicles, including off-road vehicles, except where such use is in connection with wildlife management activities permitted under Section 6(b)(2)(C), private recreational use permitted under Section 6(b)(2)(N), or Public Access permitted under Section 8, and is confined to existing roadways and/or roadways constructed consistent with this Conservation Easement;

(7) Planting, introduction or dispersal of non-native or exotic plant species, except to the extent permitted by the RWMP and reasonably necessary to further the Conservation Purpose;

(8) Introduction or dispersal of non-native animal species, other than Livestock and species introduced or dispersed to the extent permitted by Section 6(b)(2)(C) in connection with a hunting program, and except to the extent permitted by the RWMP and reasonably necessary to further the Conservation Purpose;

(9) Depositing or accumulation of soil, trash, ashes, refuse, waste, bio-solids or any other similar material, except as reasonably required under Applicable Laws or in the conduct of a Reserved Right;

(10) New Surface Water Diversions, except to the extent permitted by the RWMP and not inconsistent with the Conservation Purpose;

(11) Operation of a conservation or mitigation bank, or the sale or other transfer of conservation or mitigation “credits”;

(12) Industrial uses, except as permitted in Section 6, including, but not limited to, permitted mineral extraction within Designated Mining Areas as provided in Section 6(b)(2)(F), or as reasonably necessary to perform any Reserved Right;

(13) Commercial uses, except as permitted in Section 6 or as reasonably necessary to perform any Reserved Right;

(14) Construction or placement of any building, or any other structure or improvement, except as permitted in Sections 6 and 7;

(15) Development within any natural watercourse or natural lake for the purpose of hydroelectric power, fish farming, or any commercial purpose, except as permitted in Section 6, including, but not limited to Section 6(b)(1)(H);

(16) Placement of revetments, rip-rap, or other armoring in or along natural water courses, natural wetlands, or other natural bodies of water, except as permitted in Section 6 or as may be required as part of Mitigation or Conservation Activities permitted under this Conservation Easement;

(17) Taking or harvesting of timber, standing or downed, on the Easement Property, except for: (i) purposes of disease or insect control or to prevent property damage or personal injury as permitted in the RWMP or otherwise with the written consent of Grantee (provided, however, that Grantee’s consent shall not be required in an emergency situation where there is or reasonably may be imminent danger to life or property); (ii) collection of downed timber or branches as firewood for reasonable personal use on the Conserved Lands;

(iii) cutting of timber within any Disturbance Area or Designated Mining Area where and to the extent reasonably necessary to accommodate the exercise of any Reserved Right in the area in which cutting occurs; (iv) cutting of timber in other areas where and to the extent reasonably necessary to, accommodate the exercise of a Reserved Right in that area provided that such cutting will not Significantly Impair Conservation Values; and (v) cutting of timber as permitted by the RWMP or otherwise with the written consent of Grantee provided that such cutting will not Significantly Impair Conservation Values; and

(18) Installation, establishment, or maintenance of any power generation equipment or facilities, except as permitted in Section 6(b)(2)(Q).

(c) Grantor shall not engage in or knowingly allow others to engage in any Prohibited Use on the Easement Property, except to the extent that an Existing Contract requires Grantor, or permits a party other than Grantor, to engage in any Prohibited Use. The Parties acknowledge that Grantee’s enforcement of an alleged violation of this Conservation Easement by a party other than Grantor to an Existing Contract or a New Contract is subject to the provisions of Section 9.

6. Grantor’s Reserved Rights.

(a) Permitted Uses. Grantor reserves to itself, and to its representatives, heirs, successors, and assigns, all of the Reserved Rights. Grantor’s exercise of the Reserved Rights consistent with Section 6(b) are agreed to be consistent with the Conservation Purpose and shall not be precluded, prevented, or limited by this Conservation Easement, except as specifically precluded, prevented or limited in Section 6(b). In addition, certain of the uses set forth in Section 6(b) shall be permitted only within Designated Mining Areas as described below and depicted on the map attached hereto as Exhibit D. The Parties agree that Section 6(b) is not an exhaustive list of the permitted uses or Reserved Rights, and that there may be uses not expressly listed therein that are consistent with the Conservation Purpose.

(b) Specific Reserved Rights. Without limiting Section 6(a), Grantor retains the right to use the Easement Property for the following uses:

(1) Core Activities. Grantor retains the right to perform, and to allow to be performed, the following activities (which are collectively referred to in this Conservation Easement as the “Core Activities”) on the Easement Property:

A. All activities reasonably required to comply with any and all Applicable Laws, except that Mitigation is subject to Section 6(b)(1)(B).

B. All activities reasonably required to perform any Mitigation. Provided, however, Grantor shall have no right to obtain Mitigation credit or satisfy any Mitigation requirement on account of: (i) the initial preservation, protection or conservation of the biological and physical conditions on the Easement Property existing as of the Effective Date of the Ranch Agreement through Grantee’s acquisition of this Conservation Easement, or (ii) any Existing Condition on the Easement Property, including, but not limited to, any Existing Condition resulting from implementation prior to the Mitigation Area Approval of Conservation Activities or BMPs, or (iii) any cure of, or corrective action necessitated by, any violation by Grantor of the terms of this Conservation Easement that Grantor has failed to cure or cause to be cured in accordance with Section 9 or a Contract Violation under an Existing Easement.

C. Fire control and forestry measures within a buffer zone of 400 feet immediately adjacent to any Development Area that Owner Designee determines to be reasonably required to protect the adjacent Development Area.

D. All activities of third parties permitted under, and all activities of Grantor reasonably required to comply with its obligations under, any Existing Contract.

E. Development of (i) Infrastructure as determined by Owner Designee to be reasonably required to serve (A) any Project if such Infrastructure is located within corridors on both sides of State Route 58 and State Route 223 as required by Project Approvals, or (B) any Project in the Bakersfield National Cemetery Development Area or (C) a Potential Project in the Old Headquarters Area; and (ii) Communications Infrastructure as determined by Owner Designee to be reasonably required to serve any Project or a Potential Project; provided, however, Owner Designee or Grantor, as applicable, will use good faith efforts in consultation with Grantee (and, during the Initial Period, the Resource Organizations) to avoid locating or, if not avoidable, to minimize the footprint of such Infrastructure within the Easement Property and to use BMPs in the design, construction and maintenance of such Infrastructure, subject in all events to the approval of Governmental Agencies and/or public utilities.

F. Entering into, terminating, amending or modifying any Williamson Act Contract; provided, however, that in no event shall any new Williamson Act Contract or any amendment or modification of an existing Williamson Act Contract allow or require any use of the Easement Property not otherwise permitted in this Conservation Easement, or require any modification of or amendment to this Conservation Easement.

G. The use, maintenance, repair, improvement, replacement and/or reconstruction, in its existing location, within its existing footprint and without a substantial increase in height, of all buildings, structures, fixtures, Infrastructure and other improvements, including, but not limited to, roads, signs and Incidental Ranch Facilities, existing on or within the Easement Property on the Agreement Date.

H. Subject to the last sentence of this Section 6(b)(1)(H), the storage, extraction, transfer, use, purchase, sale, manipulation, development of subsurface flows, springs and percolating groundwater, treatment as may be required for potable or nonpotable uses, and/or distribution of any water, whether originating on or off Tejon Ranch, including, but not limited to:

(i) The perfection, severance, conveyance, impairment, or encumbrance of water or water rights appurtenant to Tejon Ranch;

(ii) The extraction or pumping of groundwater for beneficial use for any Reserved Right, subject to Section 6(c);

(iii) The banking of water in underground aquifers (groundwater banking), including alterations or improvements to the surface of the Easement Property only if Grantee determines, in its reasonable discretion, that the alteration or improvement will not Significantly Impair the Conservation Values;

(iv) The purchase, sale, conveyance, control, exchange, transfer or delivery of water (including groundwater), whether originating on or off Tejon Ranch, to any location on or off Tejon Ranch;

(v) The control of water-borne pests that may pose public health danger; and

(vi) The control of surface water (such as sandbagging of stormflows) or groundwater that may pose public health danger.

Core Activities do not include, and nothing in the foregoing provisions of this Section 6(b)(1)(H) shall be construed to authorize, any New Surface Water Diversions prohibited by Section 5(b)(10) or any changes to or expansion of native groundwater extraction practices within the Easement Property that are inconsistent with Section 6(c).

I. The posting and monitoring of the Easement Property to identify, prosecute and eject trespassers and other unpermitted users.

Grantor and Grantee acknowledge and agree that nothing contained in this Conservation Easement shall interfere, impair, limit or prohibit Grantor’s ability to perform, or allow to be performed, the Core Activities in, on, over and across the Easement Property, except as provided in Section 6(c).

(2) Ranch Uses.

A. Ranching/Livestock Management. Grantor retains the right to use, and to permit other parties to use, the Easement Property for commercial and noncommercial ranching and Livestock management activities, including, but not limited to, pasturing and grazing of Livestock, and holding and feeding pens for Livestock pending purchase or sale or for other Livestock management purposes or practices. Grantor shall perform, or cause to be performed, all such activities in accordance with BMPs established for such use in the RWMP. Notwithstanding anything to the contrary contained in this Conservation Easement, neither the BMPs nor the Long-Term Stewardship Standard shall cause Grantor to fail to meet the requirements to retain the Tejon Ranch brand.

B. [Intentionally Omitted]

C. Wildlife Management. Grantor retains the right to use, and to permit other parties to use, the Easement Property for activities intended to manage wildlife on the Easement Property, including, but not limited to, creating, operating and maintaining commercial and non-commercial hunting programs (including raising, lodging, introduction and dispersal of native species and pheasant (and other non-native species, subject to Grantee’s prior written approval, which shall not be unreasonably withheld) for purposes of hunting on the

Conserved Lands), non-consumptive wildlife viewing, security and patrolling and related uses. Grantor shall perform, or cause to be performed, all such activities in accordance with BMPs established for such use in the RWMP. Such BMPs shall include, but not be limited to, a prohibition on the use of lead ammunition in connection with any permitted hunting on the Easement Property.

D. Filming. Grantor retains the right to use, and to permit other parties to use, the Easement Property for film and photography-related uses, including, but not limited to, the filming and staging of movies, television shows and commercials, photo shoots and still photography, and related uses. Grantor shall perform or cause to be performed all such activities in accordance with BMPs established for such use in the RWMP.

E. [Intentionally Omitted]

F. Mineral Extraction. Grantor retains the right to use, and to permit other parties to use, the Designated Mining Areas for the exploration for, development of, and the removal or extraction of any mineral or non-mineral substance by any surface or subsurface mining or extraction method. Grantor shall perform, or cause to be performed, all such activities in accordance with BMPs established for such use in the RWMP.

G. Fuel Management. Grantor retains the right to perform, and to permit other parties to perform, activities intended to provide fire protection for, or to avoid or reduce fire-related impacts to, the Easement Property, including, but not limited to, utilizing grazing and other fuel reduction techniques, establishing fire management units for presuppression fire and fuels management planning, and maintaining and enhancing strategic fuelbreak networks along existing road and utility corridors and new road and utility corridors permitted under this Conservation Easement, firebreaks, road access along existing roads and new roads permitted under this Conservation Easement and predicted containment areas. Grantor shall perform, or cause to be performed, any such activities in accordance with the BMPs established for such activities in the RWMP. Grantee acknowledges that fuel management activities that meet the definition of a Core Activity are not subject to this Section 6(b)(2)(G).

H. Employee Housing. Grantor retains the right to use, and to permit the use of, all buildings existing as of the Agreement Date, and all new and expanded buildings permitted pursuant to Section 6(b)(2)(J) within Disturbance Area A as depicted on Exhibit F-1, for housing for employees of Grantor and its Affiliates (including retired employees) and their families (provided that the family is domiciled with such employee), or employees of any tenant of Grantor, whose employment is directly related to a permitted use conducted on the Conserved Lands.

I. Incidental Ranch Facilities. Grantor retains the right to expand existing, construct new, relocate or remove any Incidental Ranch Facilities on the Easement Property that are or will be used in connection with a Reserved Right, and to permit other parties to do the foregoing, provided that such activity is de minimis and will not Significantly Impair the Conservation Values. In addition, Grantor may, and may permit other parties to, expand existing, construct new, relocate or remove any Incidental Ranch Facilities on the Easement Property that are of a type that is not de minimis with Grantee’s prior written consent, which shall not be withheld if the proposed activity will not Significantly Impair the Conservation Values. Grantor shall perform, or cause to be performed, any expansion or construction of new Incidental Ranch Facilities in accordance with BMPs established for such activities in the RWMP. Grantor and Grantee shall cooperate to keep Grantee reasonably informed of the nature and extent of de minimis Incidental Ranch Facilities constructed. For purposes of this Section 6(b)(2)(I), (i) de minimis activities shall include, but not be limited to, expansion, construction, relocation or removal of any squeezes, loading chutes, holding and feeding fields, corrals, catch pens, minor watering facilities (such as troughs), minor water distribution and irrigation facilities, branding traps, sign-in boxes for permitted hunting activities, gun sighting boxes and other, similar types of activities on the Easement Property, and (ii) de minimis activities shall not include construction of new bams, roads, watering facilities that are not minor (such as stock ponds and modifications of springs, ponds and other natural water bodies), power transmission lines and other associated facilities, oil and gas pipelines and associated facilities and other, similar types of activities on the Easement Property. Grantee acknowledges that the use, maintenance, repair, improvement, replacement and/or reconstruction, in its existing location, within its existing footprint and without a substantial increase in height, of all buildings, structures, fixtures, Infrastructure and other improvements, including, but not limited to, roads, signs and Incidental Ranch Facilities, existing on or within the Easement Property on the Agreement Date, and the development of Infrastructure pursuant to Section 6(b)(1)(E) are Core Activities, and are not subject to this Section 6(b)(2)(I). To the extent Infrastructure that primarily serves a Designated Mining Area qualifies as an Incidental Ranch Facility and is also reasonably necessary or appropriate to serve a Reserved Right, other than mineral extraction uses permitted by Section 6(b)(2)(F), such Infrastructure shall be governed by this Section 6(b)(2)(I). All other Infrastructure that primarily serves a Designated Mining Area shall instead be governed by Section 6(b)(2)(R).

J. Existing and New Structures. Grantor retains the right, within the Disturbance Areas, to enlarge, expand, construct new, relocate or remove any building or structure on the Easement Property, and to permit other parties to do the foregoing, provided that any enlargement, expansion or new construction must be related to a Reserved Right and shall be subject to Grantee’s prior written consent, which shall not be withheld if the proposed enlargement, expansion or new construction will not Significantly Impair the Conservation Values. Grantee acknowledges that the use, maintenance, repair, improvement, replacement and/or reconstruction, in its existing location, within its existing footprint and without a substantial increase in height, of all buildings, structures, fixtures, Infrastructure and other improvements, including, but not limited to, roads, signs and Incidental Ranch Facilities, existing on or within the Easement Property on the Agreement Date, is a Core Activity, and is not subject to this Section 6(b)(2)(J). In addition, this Section 6(b)(2)(J) shall not apply to hunting cabins, which are governed by Section 6(b)(2)(M), and Incidental Ranch Facilities, which are governed by Section 6(b)(2)(I).

K. Fencing. Grantor retains the right to maintain, repair, replace and relocate existing fences on the Easement Property and to erect, repair, replace and relocate new fences as reasonably necessary for a Reserved Right, and to permit other parties to do the foregoing; provided that, whenever feasible, any fence built shall be of a type and design which allows passage of wildlife (i.e., “wildlife friendly”) so as not to unreasonably interfere with movement, nesting, or forage of wildlife at the site, and provided further that Grantee acknowledges that certain fencing may inhibit wildlife movement for the protection of persons and property, including, but not limited to, facilities located within the Designated Mining Areas. Grantor shall perform, or cause to be performed, any construction of new or replacement fences, or any removal of fences, in accordance with BMPs established for such activities in the RWMP.

L. Signs. Grantor retains the right to erect, maintain, repair, modify, replace and remove signs on the Easement Property, including, but not limited to, directional signs, signs denoting allowable uses, signs used to control unauthorized entry or use of the Easement Property, and highway monument signs, and to permit other parties to do the foregoing; provided, however, that Grantor shall not erect or permit the erection of any new billboard signs on the Easement Property. Grantor shall perform, or cause to be performed, any such activities in accordance with BMPs established for such activities in the RWMP.

M. Hunting Cabins. Nine (9) hunting cabins exist on the Conserved Lands, none of which is located on the Easement Property as of the Agreement Date. Grantor may relocate hunting cabins (including by demolition and construction of a new hunting cabin) located on the Conserved Lands to a location on the Easement Property approved by Grantee, which approval shall not be withheld if such relocation would not Significantly Impair the Conservation Values. Notwithstanding anything to the contrary contained in this Conservation Easement, Grantor shall not have the right to enlarge any hunting cabin on the Easement Property; provided, however, that if Grantor relocates either or both of the two (2) hunting cabins that do not have indoor restroom facilities as of the date of the Ranch Agreement, commonly referred to as the Area 5 Cabin and the Area 16 Cabin, then Grantor may enlarge either or both of such hunting cabins for the sole purpose of constructing indoor restroom facilities of a reasonable size. Grantor retains the right to use and permit the use of any hunting cabins on the Easement Property for temporary lodging.

N. Private Recreational Use. Grantor retains the right to use, and to permit its invitees to use, the Easement Property for non-commercial passive recreational uses. Such recreational uses include walking, hiking, sightseeing, birdwatching, nature photography, picnics, fishing, boating and limited equestrian uses, but shall not include overnight camping except (i) by Tejon Ranchcorp and its employees consistent with past practice, or (ii) as may be provided in the Public Access Plan. All such recreational uses shall be performed or permitted by Grantor in accordance with the BMPs established for such activities in the RWMP. In addition, Grantor shall have the right to use, and to permit its invitees to use the Easement Property for other (including commercial) recreational uses to the extent permitted in the Public Access Plan.

O. [Intentionally Omitted]

P. [Intentionally Omitted]

Q. Power Generation Facilities. Grantor retains the right to install, establish and maintain power generation facilities (other than hydroelectric facilities) reasonably required to serve existing and reasonably anticipated uses permitted on the Conserved Lands, and to sell excess power generated by such facilities, if the capacity of the power generation facility at the time of installation is consistent with Grantor’s reasonable anticipation of its power needs for such uses, and Grantee has determined in its reasonable discretion that neither the facilities nor the size, height, location or use thereof will Significantly Impair the Conservation Values. Grantor will use good faith efforts in consultation with Grantee (and, during the Initial Period, the Resource Organizations) to minimize the footprint of such facilities on the Easement Property and to use BMP’s in their design and construction, subject in all events to the approval of Governmental Agencies and/or public utilities.

R. Infrastructure Serving Designated Mining Areas. Grantor retains the right to develop Infrastructure that Grantor reasonably determines is required to serve uses permitted by Section 6(b)(2)(F) if such Infrastructure is located either within a Designated Mining Area or, to the extent Grantor reasonably determines that the Infrastructure is necessary to provide a connection between a Designated Mining Area and access or utility corridors outside the Designated Mining Areas and that it is not reasonably feasible to locate the Infrastructure within a Designated Mining Area, on one hundred twenty-five (125) or fewer total, additional acres of the Easement Property outside of the Designated Mining Areas (the “Additional Area”); provided, however, that no such Infrastructure shall be located within the Additional Area without Grantee’s prior written consent, which shall not be withheld if the Infrastructure (i) minimizes, to the extent reasonably feasible, the footprint of such Infrastructure in the Additional Area (including, but not limited to, co-location of multiple utility or access corridors to the extent reasonably feasible and, when planned in conjunction with Infrastructure within the Designated Mining Areas, locating such Infrastructure proximate to existing corridors, to the extent reasonably feasible), (ii) avoids or, if avoidance is not reasonably feasible, minimizes to the extent reasonably feasible, impacts to habitat values, and (iii) uses BMPs consistent with the Designated Mining Area Standard in the design, construction and maintenance of such Infrastructure to minimize to the extent reasonably feasible any Significant Impairment of Conservation Values as a result of such Infrastructure. In addition, if requested by Grantee at the time Grantee provides its consent to such Infrastructure located in the Additional Area, and to the extent reasonably feasible, Grantor shall remove or cause to be removed such Infrastructure upon termination of the use for which the Infrastructure was constructed to serve, unless the Infrastructure meets all the requirements for a permitted use under another section of this Conservation Easement, including, but not limited to, any required approvals by Grantee.

(c) Groundwater Extraction: Surface Alterations for Water Storage. In managing Grantor’s future native groundwater extraction activities within the Conserved Lands, Grantor will avoid changes to or expansion of groundwater extraction practices as of the date of the Ranch Agreement, as described in the Report, that would cause subsidence or otherwise impact the surface in a manner that would Significantly Impair the Conservation Values existing as of the date of the Ranch Agreement. In addition, Grantor shall not make any alterations or improvements to the surface of the Easement Property in connection with water storage, including storage of water in underground aquifers, except as permitted by Section 6(b)(1)(H)(iii).

7. Grantee Activities.

(a) Entry and Access to Easement Property. In order to provide for Grantor’s operational, safety and other considerations, all entry on and access to the Easement Property by Grantee, the Third Party Beneficiary, WCB, and their respective employees, agents and contractors, in connection with this Conservation Easement (including, but not limited to, entry and access pursuant to Sections 3(b), 7(b)-(d) and 20(b)) shall be in accordance with the procedure set forth in Section 7(a)(1)-(2) or, if applicable, the procedures for access for routine inspection and monitoring activities permitted by this Conservation Easement on not more than forty-eight (48) hours prior written notice set forth in Exhibit G, or such other procedure as the Parties may agree in writing. This Section 7(a) shall not apply to any Public Access to the extent that such Public Access is permitted by Section 8.

(1) If either Grantee, the Third Party Beneficiary or WCB (the “Requesting Party”) desires to enter on and access the Easement Property to perform an activity that such Requesting Party is permitted to perform under the terms of this Conservation Easement, then the Requesting Party shall provide Grantor with an Access Notice at least ten (10) days prior to the date the Requesting Party desires to enter on the Easement Property. If, in Grantor’s reasonable determination, there are operational, safety or other reasonable impediments to the entry and access proposed by the Requesting Party, then Grantor may respond to the Requesting Party within such ten (10) day period to identify such impediments, and the Parties shall cooperate with one another to develop a reasonable schedule and manner of entry on and access to the Easement Property that reasonably addresses the impediments identified by Grantor. Notwithstanding the foregoing, neither Grantee nor WCB shall be required to follow the access procedure set forth in this Section 7(a)(1) in cases where such party reasonably determines that immediate entry on the Easement Property is required on account of an existing or imminently threatened violation of this Conservation Easement, provided that Grantee or WCB, as applicable, shall use reasonable efforts to give verbal notice of entry to Grantor at the time of entry, and shall give Grantor written notice of such entry as soon thereafter as practicable.

(2) All entry on and access to the Easement Property shall (A) be at reasonable times (except in cases where Grantee or WCB reasonably determines that immediate entry on the Easement Property is required in accordance with Section 7(a)(1) above), (B) be in accordance with Grantor’s then-current, reasonable requirements for entry on the Easement Property (except, in cases where Grantee or WCB reasonably determines that immediate entry on the Easement Property is required in accordance with Section 7(a)(1) above, any such requirements regarding prior notice of Grantee’s or WCB’s entry shall apply only to the extent reasonable under the circumstances), and (C) not unreasonably interfere with Grantor’s authorized use and quiet enjoyment of the Easement Property. In addition, Grantor shall have the right to have one (1) or more representatives accompany the Requesting Party, its employees, agents and contractors, during any entry on and period of access to the Easement Property, and any entry on and access to the Easement Property by the Third Party Beneficiary shall be by no more than ten (10) of the Third Party Beneficiary’s officers, directors, employees and agents, at any given time, without the prior written consent of Grantor.

(b) Conservation Activities. Subject to Section 7(c), Grantee, at its sole cost and expense, may perform the following additional activities to restore and enhance the Easement Property (each, a “Conservation Activity”), each to the extent (i) necessary to further the Conservation Purpose, (ii) consistent with reasonable detail set forth in the RWMP, and (iii) consistent with the Long-Term Stewardship Standard, and as otherwise set forth below.

(1) Vegetation Planting and Management. Grantee may plant and maintain native vegetation on the Easement Property, except that Grantor’s prior written consent (which may be granted or withheld in Grantor’s sole discretion) shall be required for any such activities in a Designated Mining Area.

(2) Animal Control. Grantee may undertake reasonable actions to control or eradicate feral and non-native animals on the Easement Property (excluding Livestock and species raised, introduced or dispersed to the extent permitted by Section 6(b)(2)(C) in connection with a hunting program), except that Grantor’s prior written consent (which may be granted or withheld in Grantor’s sole discretion) shall be required for any such activities in a Designated Mining Area. Grantee shall coordinate all such activities with, and shall not unreasonably interfere with, the Reserved Rights, including Grantor’s wildlife management activities. In no event shall Grantee have the right to introduce, transport to or within, reintroduce or disperse any animal species on the Easement Property, unless (A) Grantee develops a reasonable written plan for any such activity and submits such written plan to Owner Designee, and (B) Owner Designee approves such plan. Owner Designee shall not withhold its approval of such plan if it is consistent with the Long-Term Stewardship Standard, and Owner Designee reasonably determines that the plan will not unreasonably interfere with a Reserved Right or create any material risk to the entitlement and/or development of a Project or Potential Project.

(3) Condor Feeding Program. Grantee may initiate and maintain a California condor feeding and monitoring program on the Easement Property that provides feeding areas for California condors and monitors their activities, provided that Grantee obtains the prior approval of all federal, state, regional and local agencies with discretionary approval authority over any such activity.

(4) Signage. Grantee may erect, maintain, and/or remove one or more signs or other appropriate markers in prominent locations on the Easement Property that may be visible from public roads or other adjoining property, except that Grantor’s prior written consent (which may be granted or withheld in Grantor’s sole discretion) shall be required for any such activities in a Designated Mining Area. The location, size, content, wording and appearance of any such sign shall be subject to Grantor’s prior written approval, which shall not be unreasonably withheld, and, without limiting the foregoing, the content of any such sign proposed by Grantee shall be limited to (i) information indicating that the Easement Property is protected by this Conservation Easement, and/or the participation of Grantee and of WCB (including the WCB logo) in funding the acquisition and/or maintenance of this Conservation Easement, (ii) trail markers and other signage related to Public Access, or (iii) natural, cultural and historic resource interpretive information.

(5) Fencing. Grantee may erect, maintain, and/or remove fencing on the Easement Property, except that Grantor’s prior written consent (which may be granted or withheld in Grantor’s sole discretion) shall be required for any such activities in a Designated Mining Area, and for the removal of any fencing not erected by Grantee.

(6) Weed, Non-Native Plant Control. Grantee may use pesticides, herbicides or other biocides, mechanical removal or other reasonable methods to control noxious weeds and to eliminate non-native plant species from the Easement Property, except that Grantor’s prior written consent (which may be granted or withheld in Grantor’s sole discretion) shall be required for any such activities in a Designated Mining Area, or for any controlled burning. In addition, Grantee shall coordinate all such activities with, and shall not unreasonably interfere with, Grantor’s grazing and fuel management activities.

(7) Wetlands and Stream Course Restoration. Grantee may undertake reasonable actions to rehabilitate or restore stream courses, hydrologic conditions, riparian habitats or other wetlands, provided that no such activity shall unreasonably interfere with the Reserved Rights, including, but not limited to, the activities described in Section 6(b)(1)(H).

(8) Other RWMP Activities. With Grantor’s prior written consent, which shall not be unreasonably withheld, Grantee may undertake any other programs or activities to restore and enhance the Easement Property to the extent (i) necessary to further the Conservation Purpose, (ii) consistent with reasonable detail set forth in the RWMP, and (iii) consistent with the Long-Term Stewardship Standard. Notwithstanding the foregoing, Grantee shall not have the right to undertake any such programs or activities in a Designated Mining Area without Grantor’s prior written consent, which may be granted or withheld in Grantor’s sole discretion.

(c) Conservation Activity Coordination.

(1) During the Initial Period, Grantee, at its sole cost and expense, may perform a Conservation Activity in accordance with this Section 7 with Grantor’s prior written consent, which may be granted or withheld in Grantor’s sole and absolute discretion. In connection with any proposed Conservation Activity, Grantee shall provide to Grantor all information required by an Activity Notice, and all other information reasonably required by Grantor in order to evaluate the proposed Conservation Activity.

(2) After the Initial Period, Grantee, at its sole cost and expense, may perform a Conservation Activity in accordance with this Section 7. In connection with any proposed Conservation Activity, Grantee shall provide Grantor with an Activity Notice at least thirty (30) days prior to Grantee’s commencement of the proposed Conservation Activity. In addition, Grantee shall promptly deliver to Grantor all other information reasonably required by Grantor in order to evaluate the proposed Conservation Activity. Grantor may object to any proposed Conservation Activity that Grantor believes is not consistent with the Long-Term Stewardship Standard or otherwise fails to comply with the requirements of Section 7(b), which objection shall describe Grantor’s objections in reasonable detail. If Grantor delivers a notice of objection to Grantee, then Grantee shall be required to respond, in reasonable detail, to Grantor’s objections before Grantee may enter the Easement Property to commence the proposed Conservation Activity or to continue the proposed Conservation Activity if previously commenced. Grantor’s failure to deliver any notice of objection to Grantee pursuant to this

Section 7(c)(2) shall not operate as, or be deemed or construed to be, a waiver of any right or remedy that Grantor may have pursuant to Section 9 in connection with such Conservation Activity.

(d) Commercial Activity; Buildings and Facilities. Notwithstanding anything to the contrary contained in this Conservation Easement, in no event shall Grantee have the right to (i) conduct or permit to be conducted (except by Grantor or any party claiming a right to the Easement Property by or through Grantor) any commercial activity on, under or about the Easement Property, without the prior written consent of Grantor; (ii) construct any buildings on the Easement Property, except for a visitor center, not to exceed 2,000 square feet in a location mutually agreed upon by the Parties, constructed in accordance with the Public Access Plan and with Grantor’s prior written approval pursuant to Sections 7(b) and 7(c), provided, however, that Grantee shall not have the right to construct such a visitor center on the Easement Property if it has constructed such a visitor center elsewhere on the Conserved Lands; or (iii) construct any other structure or improvement of any other kind on the Easement Property, except (A) as reasonably required to carry out a Conservation Activity consistent with Section 7(b), (B) a facility specifically included in the Public Access Plan, including, without limitation, trail improvements, benches, picnic tables, ramadas, restrooms, and environmental campsites, or (C) a structure or improvement that is consistent with the Conservation Purpose, with Grantor’s prior written consent, which consent shall not be unreasonably withheld if the proposed structure or improvement is consistent with the Long-Term Stewardship Standard and is not located within a Designated Mining Area.

(e) Documentation of Completion of Conservation Activities. Grantee shall give Grantor written notice promptly following the successful completion of any Conservation Activity. Following Grantor’s receipt of such notice, the Parties, at Grantee’s sole cost and expense, shall jointly and cooperatively document the biological and physical condition of the portion of the Easement Property affected by the Conservation Activity. Any documentation prepared pursuant to this Section 7(e) shall be for informational purposes only in connection with applying subsection (iv) of the definition of the Long-Term Stewardship Standard, and shall not be binding on either Party or be deemed to supplement or amend the Report.

(f) Continuing RWMP Obligation. Notwithstanding any future termination or extinguishment of the Ranch Agreement, Grantee shall retain the obligation to maintain and update the RWMP in accordance with the Ranch Agreement.

(g) Mitigation. Owner Designee shall be initially responsible for establishing, implementing and monitoring any Mitigation activities required for each Project Approval in a Mitigation Area during each Mitigation Implementation Period, unless otherwise mutually agreed by Owner Designee and Grantee; provided, however, that any obligation to execute and/or record any document or instrument necessary to effectuate a transfer of, or imposition of any negative covenant or restriction on, the fee interest in any Mitigation Area(s) shall remain the responsibility of Grantor. During each Mitigation Transition Period, Owner Designee and Grantee shall meet and confer periodically to coordinate the transition of Mitigation activities from Owner Designee to Grantee, including establishing a budget for such activities. After the expiration of each Mitigation Implementation Period, Grantee shall perform or cause to be performed all remaining Mitigation activities within the Mitigation Area required in connection with each Project Approval as and to the extent authorized by any required Resource Agency approval. Nothing in this Conservation Easement shall preclude Grantee from contracting with Grantor or any other party to actually perform, at Grantee’s cost, Mitigation activities for which Grantee is responsible.

8. Public Access.

(a) Public Access Plan. Recognizing that the Public enjoyment of the Conserved Lands is a high priority for the Parties, and because the Conservation Values, including natural communities and habitats, are pristine and include diverse flora and fauna, scenic resources, and important cultural and historical resources, Grantor agrees that significant and appropriate access to the Easement Property by the Public shall be provided and managed by Grantee, for the benefit of the people of the State of California. Pursuant to Section 3.11 of the Ranch Agreement, Owner Designee and Grantee have prepared, or shall jointly and cooperatively prepare, a comprehensive plan for access to the Conserved Lands by the Public in order to ensure significant, well-managed Public Access to the Easement Property (the “Public Access Plan”). The Public Access Plan is, or when prepared shall be, a part of the RWMP. Components of the Public Access Plan shall include, but not be limited to: (i) encouraging and facilitating access by the Public, including underserved communities and populations; (ii) selecting appropriate locations for access, trails and facilities consistent with the RWMP to enhance and preserve the Conservation Values of the Easement Property and the conservation values of the other Conserved Lands; (iii) coordinating such access with the Reserved Rights so that such Public Access does not unreasonably interfere with Grantor’s or other occupants’ operation of the Easement Property for the Reserved Rights; (iv) planning for Conservation Activities in Public Access areas; and (v) entry and use guidelines to ensure the safety of the Public and preservation of the Conservation Values in Public Access areas on the Easement Property and the other Conserved Lands. In addition, the Public Access Plan shall address private recreational use of the Easement Property, and may include authorization for such use (including commercial use) by Grantor and its invitees in addition to the uses permitted in Section 6(b)(2)(N), provided that such uses will not Significantly Impair the Conservation Values. The finalization and adoption of the Public Access Plan by Grantee, in accordance with the terms of the RWMP and this Section 8, shall be subject to approval by Owner Designee, which approval shall not be withheld if the Public Access Plan is consistent with the Long-Term Stewardship Standard, and by WCB in accordance with Section 24. In no event shall the Public Access Plan be amended without the approval of Owner Designee and Grantee, which shall not be unreasonably withheld, conditioned or delayed, and the approval of WCB in accordance with Section 24. Grantee shall have the ability to grant a revocable license to permit Public Access to the Easement Property for passive recreational uses, such as day hikes and overnight camping, only in accordance with the Public Access Plan and this Section 8. In no event, however, will Grantee have the right to permit Public Access in a Designated Mining Area without the prior written consent of Grantor, which may be withheld in Grantor’s sole discretion. Grantee’s right to permit Public access to the Easement Property, and all access by the Public and other activities related to such right, is occasionally referred to in this Conservation Easement as “Public Access.”

(b) No Public Rights Created. Neither the Public Access Plan nor this Conservation Easement conveys any right of access to the public at large or to any individual or entity other than to Grantee, WCB to the extent permitted by Section 3(b), and the Third Party Beneficiary to the extent permitted by Section 20(b). Nothing contained in the Public Access Plan or in this Conservation Easement shall be deemed to be a gift or dedication of any portion of the Easement Property for use by the general public, and in no event shall any third party acquire any prescriptive rights in or over the Easement Property. Any Public Access authorized by Grantee pursuant to this Section 8, in addition to all other restrictions and limitations hereunder, shall be subject to limitation, modification, or termination by Grantee at any time. Grantor shall have the right to require that Grantee, at its sole cost and expense, post signs on the Easement Property in accordance with Section 1008 of the California Civil Code in connection with any Public Access on the Easement Property.

9. Remedies and Enforcement.

(a) Violation of Conservation Easement. Except in connection with a Contract Violation, if either Party (the “Non-Defaulting Party”) reasonably determines that the other Party (the “Defaulting Party”) is in violation of the terms of this Conservation Easement or that a violation is threatened, then the Non-Defaulting Party shall deliver a Notice of Violation to the Defaulting Party. In accordance with the WCB Grant Agreement, Grantee is also required to deliver a copy of any Notice of Violation to WCB. Within fourteen (14) days after delivery of a Notice of Violation, Grantor and Grantee shall meet at a location that Grantor and Grantee agree upon to discuss the circumstances of the alleged or threatened violation and to attempt to agree on appropriate corrective action. If the Parties determine that it is appropriate and desirable, a Consulting Expert shall attend the meeting. Grantor and Grantee shall each pay one-half of the costs of the services of the Consulting Expert for such discussion; provided, however, if Grantor and Grantee are unable to agree upon a Consulting Expert, each Party may retain the services of an expert at its own expense. If Grantor and Grantee are unable to agree on appropriate corrective action within thirty (30) days after such meeting, then the Non-Defaulting Party shall deliver a further written notice to the Defaulting Party to demand reasonable, particular corrective action to cure the violation. In accordance with the WCB Grant Agreement, Grantee is also required to deliver a copy of any further written notice to WCB. The Defaulting Party shall cure the violation within thirty (30) days after delivery of such further notice, or, if the violation cannot reasonably be cured within such thirty (30) day period, shall commence curing the violation as soon as reasonably possible within such thirty (30) day period and shall continue diligently to complete the cure within a reasonable period thereafter. Notwithstanding any provision of Section 6 requiring compliance with BMPs established in the RWMP, in no event shall Grantor be in default under this Conservation Easement for failing to comply, or failing to cause another party to comply, with any BMP that is not consistent with the applicable Management Standard governing the establishment and implementation of such BMP.

(b) Contract Violations. If Grantee reasonably determines that a Contract Violation has occurred, Grantee shall deliver a Notice of Violation to Grantor. In accordance with the WCB Grant Agreement, Grantee is also required to deliver a copy of any Notice of Violation to WCB. Within fourteen (14) days after delivery of a Notice of Violation, Grantor and Grantee shall meet at a location that Grantor and Grantee agree upon to discuss the circumstances of the alleged Contract Violation and to attempt to agree on appropriate corrective action. If the Parties determine that it is appropriate and desirable, a Consulting Expert shall attend the meeting. Grantor and Grantee shall each pay one-half of the costs of the services of the Consulting Expert for such discussion; provided, however, if Grantor and Grantee are unable to agree upon a Consulting Expert, each Party may retain the services of an expert at its own expense. If Grantor and Grantee are unable to agree on appropriate corrective action within thirty (30) days after such meeting, then Grantee shall deliver a further written notice to Grantor to demand reasonable, particular corrective action to cure the Contract Violation. In accordance with the WCB Grant Agreement, Grantee is also required to deliver a copy of such further written notice to WCB. Subject to the provisions of Section 9(f)(2), Grantor shall cure, or shall cause the party causing the Contract Violation to cure, the Contract Violation within thirty (30) days after Grantee’s delivery of such further notice, or, if the Contract Violation cannot reasonably be cured within such thirty (30) day period, commence curing the violation as soon as reasonably possible within such thirty (30) day period and continue diligently to complete the cure within a reasonable period thereafter. For purposes of this Section, a reasonable period shall include all periods necessary for Grantor to bring an action to enforce the terms of the Existing Contract or New Contract, as applicable, to the extent necessary to cure the Contract Violation, and, if such action is brought, to diligently prosecute to completion a final, non-appealable decision in such action. For purposes of this Section 9, Grantee shall be deemed to be the Non-Defaulting Party under this Section 9(b).

(c) Emergency Enforcement. Notwithstanding any of the foregoing, if at any time an ongoing or threatened violation of the terms of this Conservation Easement could Significantly Impair the Conservation Values or the Reserved Rights and the Non-Defaulting Party reasonably determines that irreparable harm would result if the Non-Defaulting Party were required to first complete the process set forth in Section 9(a) or 9(b), the Non-Defaulting Party may proceed immediately to seek an injunction to stop the violation, temporarily or permanently.

(d) Remedies. If the Defaulting Party fails to cure a violation of this Conservation Easement in accordance with Section 9(a), or if Grantor fails to cure or to cause another party to cure a Contract Violation pursuant to Section 9(b) (but subject to Section 9(f)(2)), then the Non-Defaulting Party may bring an action at law or in equity in accordance with Section 25(d) to enforce the terms of this Conservation Easement; provided, however, that Grantee shall not have any right to enforce a violation of an Existing Contract or a New Contract that is not a Contract Violation. Notwithstanding anything to the contrary contained in this Conservation Easement, in no event shall (i) the Defaulting Party be liable to the Non-Defaulting Party or the Third Party Beneficiary for any indirect, special, punitive, or consequential damages resulting from the Defaulting Party’s breach of this Conservation Easement, whether foreseeable or unforeseeable; (ii) Grantor be liable to Grantee or the Third Party Beneficiary for any monetary damages whatsoever in connection with a Contract Violation, unless Grantor knowingly allowed the Contract Violation, subject to Sections 9(b) and 9(f)(2); (iii) Grantor or any party to an Existing Contract or a New Contract be liable to the Non-Defaulting Party or the Third Party Beneficiary for any indirect, special, punitive, or consequential damages resulting from any Contract Violation, whether foreseeable or unforeseeable; (iv) Grantee be liable to any party to an Existing Contract or a New Contract or the Third Party Beneficiary for any indirect, special, punitive, or consequential damages resulting from the Grantee’s breach of this Conservation Easement, whether foreseeable or unforeseeable; and (v) Grantor or any party to an Existing Contract or a New Contract be liable for non-compliance with BMPs that are not consistent with the applicable Management Standard governing the establishment and implementation of such BMPs. To the extent that Grantee or the Third Party Beneficiary recovers any monetary damages for the cost of restoring any injury or damage to a portion of the Easement Property that is caused by Grantor’s breach of this Conservation Easement, all such damages recovered by Grantee or the Third Party Beneficiary, as applicable, shall be applied to the cost of undertaking any corrective action to the applicable portion of the Easement Property. The Parties and the Third Party Beneficiary each hereby waives any right it may otherwise have to recover any damages that are inconsistent with the limitations set forth in this Section 9(d). Notwithstanding anything to the contrary contained in California Civil Code Section 815.7(d), or any similar statute, the Parties and the Third Party Beneficiary each hereby waives any right to recover the costs of litigation, including reasonable attorneys’ fees, in connection with any action to enforce this Conservation Easement. The Parties agree that this limitation of remedies provision shall be strictly enforced.

(e) Remedies Cumulative. Except to the extent that a Party’s right to damages and recovery of litigation costs is limited in Section 9(d) and to the extent that the Third Party Beneficiary’s remedies are limited in Section 9(g), the remedies described in this Section 9 shall be cumulative and shall be in addition to all remedies now or hereafter existing at law or in equity, including but not limited to, the remedies set forth in California Civil Code Section 815 et seq., inclusive. The failure of the Non-Defaulting Party to discover a violation or to take immediate legal action shall not bar the Non-Defaulting Party from taking such action at a later time.

(f) Direct Actions for Contract Violations.

(1) Existing or New Contracts. If Grantor fails to cure or to cause another party to cure a Contract Violation pursuant to Section 9(b), then Grantee shall have the right, but not the obligation, to bring an action at law or in equity against the other party to any Existing Contract or New Contract to enforce the terms of this Conservation Easement.

(2) Existing Easements. In connection with any Contract Violation under an Existing Easement, notwithstanding anything else to the contrary contained in this Conservation Easement, Grantee agrees that Grantor shall not be obligated to cure any such Contract Violation (except as may be required as a result of an action brought by Grantee pursuant to the last sentence of this Section 9(f)(2)) or to bring any legal action against the other party to the Existing Easement to cure such Contract Violation, it being the intent of Grantor and Grantee that Grantee shall bear the cost (other than the incidental cost of Grantor’s cooperation as provided in this Section 9(f)(2)) of any such enforcement of this Conservation Easement as against the other party to an Existing Easement. If Grantee brings an action at law or in equity against the other party to any Existing Easement, but Grantee is unable to maintain a claim against the other party to the Existing Easement due to a court’s determination that Grantor is a necessary party to the action, then Grantee may, promptly following such determination, request in writing that Grantor assign to Grantee any claims it may have against the other party to the Existing Easement for the Contract Violation and/or allow Grantee to bring an action in Grantor’s name, at no out-of-pocket cost or liability to Grantor, to enable Grantee to enforce the terms of this Conservation Easement against the other party to the Existing Easement. In no event shall Grantee have the right to bring an action against Grantor in connection with a Contract Violation under an Existing Easement, unless within forty-five (45) days after such written request (or such shorter time allowed by the court for Grantor to join the action), Grantor has not assigned its claims or allowed Grantee to bring an action in Grantor’s name as set forth above.

(g) Limited Third Party Beneficiary Enforcement Right. The TPB shall have the limited right to enforce an actual or threatened TPB Enforceable Violation of this Conservation Easement. Prior to commencing any permitted enforcement action for an alleged TPB Enforceable Violation, the TPB shall attempt to allow Grantee to pursue enforcement of the TPB Enforceable Violation in accordance with this Section 9(g). If the TPB reasonably believes that a TPB Enforceable Violation has occurred, the TPB shall provide notice of the alleged TPB Enforceable Violation to the Parties. If Grantee delivers a Notice of Violation for the alleged TPB Enforceable Violation or is otherwise taking reasonable steps to cause Grantor to cure the alleged TPB Enforceable Violation, then the TPB shall not have any right to enforce such TPB Enforceable Violation. If Grantee has not delivered a Notice of Violation for, or otherwise taken reasonable steps to cause Grantor to cure the alleged TPB Enforceable Violation within thirty (30) days after receipt of notice from the TPB, or if, after such thirty (30) day period and Grantee’s receipt of a second notice from the TPB, Grantee fails to diligently pursue the process set forth in Section 9(a) or 9(b), as applicable, or to otherwise take reasonable steps to cause Grantor to cure the alleged TPB Enforceable Violation, then the TPB shall have the right to deliver a Notice of Violation for the alleged TPB Enforceable Violation in accordance with Section 9(a) or 9(b), as applicable, and to thereafter participate in the process set forth in such Section with Grantor and Grantee. If the alleged TPB Enforceable Violation is not cured in accordance with Section 9(a) or 9(b), as applicable, then the TPB may file an action for relief in accordance with Sections 9(d) and 25(d). In no event shall any of the Resource Organizations, other than the TPB, have any independent enforcement right in connection with this Conservation Easement, and neither the Resource Organizations nor the TPB shall have any right to enforce a violation that is not a TPB Enforceable Violation.

(h) No Waiver. Enforcement of the terms of this Conservation Easement against a Party shall be at the discretion of the Non-Defaulting Party, and any forbearance by the Non-Defaulting Party to exercise its rights under this Conservation Easement in the event of any breach of any term of this Conservation Easement shall not be deemed or construed to be a waiver by the Non-Defaulting Party of such term or of any subsequent breach of the same or any other term of this Conservation Easement or of any of such Non-Defaulting Party’s rights under this Conservation Easement. No delay or omission by the Non-Defaulting Party in the exercise of any right or remedy shall impair such right or remedy or be construed as a waiver. A Party’s permission to carry out, or failure to object to, any proposed use or activity by the other Party shall not constitute consent to any subsequent use or activity of the same or any different nature. As used in this Section 9(h), “Non-Defaulting Party” and “Party” include the Third Party Beneficiary.

(i) Acts Beyond Grantor’s Control. Nothing contained in this Conservation Easement shall be construed to entitle Grantee to bring any action against Grantor for any injury to or change in the Easement Property to the extent resulting from (i) any natural cause, including, but not limited to, fire, flood, storm, or earth movement, beyond Grantor’s reasonable control; (ii) acts by Grantee, its employees, agents, contractors and invitees; (iii) trespass or other acts by unrelated third parties that Grantor does not knowingly allow; or (iv) any action taken by Grantor in a good faith effort to prevent, abate, or mitigate injury to any person, personal property or to the Easement Property resulting from any of the foregoing causes.

(j) Acts Beyond Grantee’s Control. Nothing contained in this Conservation Easement shall be construed to entitle Grantor to bring any action against Grantee for any injury to or change in the Easement Property to the extent resulting from (i) any natural cause, including, but not limited to, fire, flood, storm, or earth movement, beyond Grantee’s reasonable control; (ii) acts by Grantor, its employees, agents, contractors and invitees; (iii) trespass or other acts by unrelated third parties that Grantee does not knowingly allow (but this clause (iii) shall not apply to Public Access or acts of the Third Party Beneficiary); or (iv) any action taken by Grantee in a good faith effort to prevent, abate, or mitigate injury to any person, personal property or to the Easement Property resulting from any of the foregoing causes.

10. Insurance.

(a) Grantee’s Responsibility. Grantee shall obtain and maintain a policy of commercial general liability insurance insuring against bodily injury and property damage with respect to the activities of Grantee and Grantee’s employees, agents, and invitees (including, but not limited to, any person who obtains access to the Easement Property pursuant to Section 8) on the Easement Property and the other Conserved Lands in which Grantee holds an interest. The policy, which may be in the form of an umbrella policy covering other activities or properties where Grantee is involved, shall (i) be written as primary insurance, (ii) have an initial combined limit of coverage not less than $5,000,000, which shall be adjusted from time to time thereafter as commercially reasonable and provided any increase in coverage is available upon commercially reasonable terms, and (iii) name Grantor, any lender with a loan secured by all or a part of the Easement Property, as indicated by Grantor in writing, and any other party reasonably requested in writing by Grantor each as additional insureds. In addition, Grantee shall obtain and maintain a policy of comprehensive automobile liability insurance with a policy limit of not less than $1,000,000 each accident for bodily injury and property damage, and insuring against all loss in connection with the ownership, maintenance and operation of automotive equipment that is owned, hired or non-owned, and Workers’ Compensation with statutory limits. Not more often than once per year and upon not less than sixty (60) days prior written notice, Owner Designee may require Grantee to increase the insurance limit set forth above or to provide other forms of insurance, as commercially reasonable in light of the activities of Grantee and its employees, agents, and invitees on the Easement Property, provided that such increase or other forms of insurance are available upon commercially reasonable terms.

(b) Grantor’s Responsibility. Grantor shall obtain and maintain a policy of commercial general liability insurance insuring against bodily injury and property damage with respect to the activities on the Easement Property of Grantor and Grantor’s employees, agents, and invitees. The policy, which may be in the form of an umbrella policy covering other activities or properties where Grantor is involved, shall be written as primary insurance, have an initial combined limit of coverage not less than $5,000,000, which shall be adjusted from time to time thereafter as commercially reasonable, and shall name Grantee as an additional insured. In addition, Grantor shall obtain and maintain a policy of comprehensive automobile liability insurance with a policy limit of not less than $1,000,000 each accident for bodily injury and property damage, and insuring against all loss in connection with the ownership, maintenance and operation of automotive equipment that is owned, hired or non-owned, and Workers’ Compensation with statutory limits. In addition, Grantor shall require in any New Contract entered into by Grantor after the Agreement Date that Grantee be named as an additional insured under any commercial general liability policy that is required to be carried by the other party thereunder.

(c) Evidence of Insurance. Promptly following the recordation of this Conservation Easement, and no less than fifteen (15) days prior to the expiration or non-renewal of any required coverage, Grantee and Grantor shall each deliver to the other Party a certified copy of its insurance policy or policies or a certificate issued by the insurance company (in a form reasonably satisfactory to the other Party) evidencing compliance with the insurance requirements under this Section 10.

(d) No Limitation. The insurance requirements in this Section 10 shall not in any way limit, in either scope or amount, the indemnity obligations separately owed by Grantor and Grantee under this Conservation Easement, or the liability of either Party for a breach of its obligations or for loss or damage for which a Party is responsible hereunder.

11. Costs and Liabilities.

(a) In General. Except to the extent otherwise stated in this Conservation Easement or to the extent of any Public Access, Conservation Activity or any acts by Grantee, or any of the other Grantee Indemnified Parties, pursuant to Section 3 or the RWMP, (i) Grantor retains all responsibilities and shall bear all costs and liabilities of any kind related to the ownership, operation, upkeep, and maintenance of the Easement Property; and (ii) Grantor agrees that Grantee shall have no duty or responsibility for the operation, upkeep or maintenance of the Easement Property, the monitoring of hazardous conditions thereon, or the protection of Grantor, the public or any third parties (except for members of the Public or third parties who are permitted access in connection with any Public Access or Conservation Activity) from risks relating to conditions on the Easement Property. Notwithstanding the foregoing provisions of this Section 11(a), Grantee shall be responsible for, and shall bear all costs and liabilities of any kind related to, Public Access or the Conservation Activities, including, but not limited to, the incremental upkeep of the Easement Property due to Public Access or the Conservation Activities; provided, however, nothing in this Section 11(a) shall be construed as limiting Grantor’s obligations to comply with the applicable BMPs; and provided further that Grantee shall not be responsible for costs and liabilities to the extent resulting from Grantor’s negligence if Grantor actively undertakes any Conservation Activity on Grantee’s behalf.

(b) Permits and Approvals. Grantor shall be solely responsible for obtaining any applicable governmental permits and approvals for any activity or use permitted by this Conservation Easement that is undertaken by Grantor, and any activity or use shall be undertaken in accordance with all Applicable Laws. Grantee shall be solely responsible for obtaining any applicable governmental permits and approvals for any activity or use permitted by this Conservation Easement that is undertaken by Grantee, and any activity or use shall be undertaken in accordance with all Applicable Laws.

(c) Taxes. Grantor shall pay before delinquency all Taxes, and shall furnish Grantee with satisfactory evidence of payment upon request. If any such Taxes are levied against Grantor or the Easement Property (or if the assessed value thereof is increased) as a result of any activities of Grantee on the Easement Property, including, but not limited to, any Public Access or Conservation Activity, then Grantee shall, upon demand, repay to Grantor the amount so paid. Nothing in this Section 11(c) shall be interpreted to obligate Grantor, and Grantee shall remain responsible, to pay any Taxes owed by Grantee as a result of a voluntary or involuntary transfer of Grantee’s interests under this Conservation Easement.

12. Indemnifications.

(a) By Grantor. Grantor shall hold harmless, protect, defend (with counsel reasonably approved by Grantee) and indemnify the Grantee Indemnified Parties from and against any and all Claims arising from or in any way connected with: (i) any violation by Grantor of any Applicable Law in connection with this Conservation Easement or the Easement Property; or (ii) except to the extent of the negligence or willful misconduct of any of the Grantee Indemnified Parties, any injury to or the death of any person, or physical damage to any property, resulting from any act, omission, condition, or other matter related to or occurring on or about the Easement Property; provided, however, that Grantor’s obligations under this Section 12(a)(ii) shall not apply to the extent that any Claim results from or is in any way connected with the following except to the extent of the gross negligence or willful misconduct of any of the Grantor Indemnified Parties: (A) any entry upon the Easement Property by any of the Grantee Indemnified Parties or any person permitted access to the Easement Property pursuant to Section 3(b) or in connection with any Public Access or Conservation Activity or pursuant to Section 3 or 20, (B) any Public Access or any Conservation Activity, or (C) any act, omission, condition, or other matter related to or occurring on or about the Easement Property in connection with any Grantee Indemnified Party’s activities pursuant to Section 3 or the RWMP.

(b) By Grantee. Grantee shall hold harmless, protect, defend (with counsel reasonably approved by Grantor) and indemnify the Grantor Indemnified Parties from and against any and all Claims arising from or in any way connected with: (i) any violation by Grantee of any Applicable Law in connection with this Conservation Easement or the Easement Property; or (ii) any injury to or the death of any person, or physical damage to any property, resulting from or in any way connected with (A) any entry upon the Easement Property by any of the Grantee Indemnified Parties or any person permitted access to the Easement Property pursuant to Section 3(b) or in connection with any Public Access or any Conservation Activity, (B) any Public Access or Conservation Activity, or (C) any act, omission, condition, or other matter related to or occurring on or about the Easement Property in connection with Grantee’s activities pursuant to Section 3 or the RWMP; or (iii) any Hazardous Materials generated, treated, stored, used, released, disposed of, deposited or abandoned in, on, under or from the Easement Property by any Grantee Indemnified Party or by any person permitted access to the Easement Property pursuant to Section 3 or 20 or in connection with any Public Access or Conservation Activity, or any exacerbation of an existing condition related to Hazardous Materials or underground storage tanks in, on, under or from the Easement Property by any Grantee Indemnified Party or any person permitted access to the Easement Property pursuant to Section 3 or 20 or in connection with any Public Access or Conservation Activity; provided, however, that Grantee’s obligations under Section 12(b)(ii) and (iii) shall not apply to the extent that any Claim results from the gross negligence or willful misconduct of any of the Grantor Indemnified Parties.

(c) Hazardous Materials Liability. Without limiting the obligations of Grantor under Section 12(a), Grantor hereby releases and agrees to indemnify, protect and hold harmless the Grantee Indemnified Parties from and against any and all Claims arising from or connected with any Hazardous Materials or underground storage tanks present, alleged to be present, or otherwise associated with the Easement Property at any time, except any Hazardous Materials generated, treated, stored, used, released, disposed of, deposited or abandoned on the Easement Property (including by migration from adjacent property) by any Grantee Indemnified Party or by any person granted access to the Easement Property pursuant to Section 3 or 20 or in connection with any Public Access or Conservation Activity, and except to the extent that any Grantee Indemnified Party or any person granted access to the Easement Property pursuant to Section 3 or 20 or in connection with any Public Access or Conservation Activity exacerbates any existing condition related to Hazardous Materials or underground storage tanks in, on, under or from the Easement Property. This release and indemnification includes, but is not limited to, Claims for (i) injury to or death of any person or physical damage to any property; and (ii) the violation or alleged violation of, or other failure to comply with, any Environmental Laws by Grantor; provided, however, that this release and indemnification shall not apply to the extent that any Claim results from or is in any way connected with the following except to the extent of Grantor’s gross negligence or willful misconduct: (A) any entry upon the Easement Property by any of the Grantee Indemnified Parties or any person permitted access to the Easement Property in connection with any Public Access or Conservation Activity or pursuant to Section 3 or 20, (B) any Public Access or Conservation Activity, or (C) any act, omission, condition, or other matter related to or occurring on or about the Easement Property in connection with any Grantee Indemnified Party’s activities pursuant to Section 3 or the RWMP. If any action or proceeding is brought against any of the Grantee Indemnified Parties by reason of any such indemnified Claim, Grantor shall, at the election of and upon written notice from Grantee, defend such action or proceeding by counsel reasonably acceptable to the Grantee Indemnified Party.

(d) No Owner or Operator Liability. The Parties do not intend this Conservation Easement to be, and this Conservation Easement shall not be, construed such that it creates in or gives to Grantee any of the following solely as the result of being a passive holder of this Conservation Easement:

(1) The obligations or liability of an “owner” or “operator” or “arranger,” as those terms are defined and used in Environmental Laws, including, but not limited to, CERCLA;

(2) The obligations or liabilities of a person described in 42 U.S.C. Section 9607(a)(3) or (4);

(3) The obligations of a responsible person under any applicable Environmental Laws;

(4) The right to investigate and remediate any Hazardous Materials associated with the Easement Property; or

(5) Any control over Grantor’s ability to investigate, remove, remediate or otherwise clean up any Hazardous Materials associated with the Easement Property.

This provision, however, shall not relieve Grantee from any obligations or liabilities for any of the foregoing to the extent that such obligations or liabilities arise as a result of or in connection with any activities of Grantee or the Grantee Indemnified Parties on or about the Easement Property.

13. Transfer of Easement.

(a) Voluntary Transfer.

(1) In the event that Grantee desires to assign its interest under this Conservation Easement, Grantee shall provide Owner Designee and the Third Party Beneficiary with written notice of such desire. Owner Designee and the Third Party Beneficiary shall each have the right to approve or disapprove, in its sole discretion, any proposed voluntary assignment of Grantee’s interest under this Conservation Easement and the proposed assignee. Owner Designee, Grantee and the Third Party Beneficiary intend that, in the selection of any assignee entity, preference be given to a qualified private nonprofit organization with the requisite experience in holding and monitoring conservation easements on properties similar to the Easement Property and preserving and protecting the Conservation Values. If Owner Designee and the Third Party Beneficiary approve of the proposed voluntary assignment, then the assignee shall be an entity selected by Owner Designee and the Third Party Beneficiary that is (a) qualified to hold a conservation easement under Section 815.3 of the California Civil Code; (b) determined by Owner Designee and the Third Party Beneficiary, each in its sole discretion, to be: (i) experienced in holding and monitoring conservation easements on properties similar to the Easement Property; (ii) willing and financially able to assume all of the responsibilities imposed on Grantee under this Conservation Easement; and (iii) otherwise qualified to be an assignee of this Conservation Easement; and (c) approved by WCB in accordance with Section 13(c). Owner Designee and the Third Party Beneficiary shall have one hundred twenty (120) days to designate an assignee that Owner Designee and the Third Party Beneficiary reasonably determine meets such criteria. The one hundred twenty (120) day time period may be extended, and shall be extended so long as Owner Designee and the Third Party Beneficiary are taking reasonable steps to select an assignee.

(2) If Owner Designee and the Third Party Beneficiary each approve a voluntary assignment pursuant to Section 13(a)(1), but are unable to agree on a designated assignee, then the assignee shall be The Nature Conservancy, provided that The Nature Conservancy is (a) qualified to hold a conservation easement under Section 815.3 of the California Civil Code; (b) determined by Owner Designee and the Third Party Beneficiary, each in its sole discretion, to be: (i) experienced in holding and monitoring conservation easements on properties similar to the Easement Property; (ii) willing and financially able to assume all of the responsibilities imposed on Grantee under this Conservation Easement; and (iii) otherwise qualified to be an assignee of this Conservation Easement; and (c) approved by WCB in accordance with Section 13(c). If the foregoing criteria are not met, then Owner Designee and the Third Party Beneficiary shall be deemed to disapprove Grantee’s voluntary assignment of its interest under this Conservation Easement. If, however, Grantee ceases to exist or no longer qualifies to hold this Conservation Easement under applicable state law, then Owner Designee and the Third Party Beneficiary shall proceed in accordance with the provisions of Section 13(b).

(3) Notwithstanding anything in this Section 13(a) to the contrary, and except as set forth in Section 13(b) and (c), this Conservation Easement shall not be transferred by Grantee to any Governmental Agency without the consent of Owner Designee, which consent shall be in Owner Designee’s sole and absolute discretion.

(b) Involuntary Transfer. Notwithstanding any provision of this Conservation Easement to the contrary, in the event the existence of the Tejon Ranch Conservancy, or any successor holding the rights of the Tejon Ranch Conservancy pursuant to this Conservation Easement, is terminated for any reason, Grantor and Grantee desire that title to all interest in this Conservation Easement will immediately vest in The Nature Conservancy. If, however, The Nature Conservancy is (i) no longer in existence; (ii) in the reasonable determination of Owner Designee and the Third Party Beneficiary, (A) not then qualified to hold a conservation easement under Section 815.3 of the California Civil Code; (B) no longer experienced in holding and monitoring conservation easements on properties similar to the Easement Property; or (C) not willing or financially able to assume all of the responsibilities imposed on Grantee under this Conservation Easement; or (iii) not approved by WCB in accordance with Section 13(c), then, unless Owner Designee, the Third Party Beneficiary and WCB approve transfer of this Conservation Easement to another organization that meets the criteria listed in Section 13(a)(2)(a)-(b) and that is a nonprofit organization that has qualified for exempt status under Code Section 501(c)(3) and is not a private foundation under Code Section 509, this Conservation Easement shall vest in the State of California, acting by and through WCB, pursuant to Section 13(c). Grantor, Grantee, Owner Designee and the Third Party Beneficiary intend that, in the selection of an assignee entity as set forth above, preference be given to a qualified private nonprofit organization with the requisite experience in holding and monitoring conservation easements on properties similar to the Easement Property and preserving and protecting the Conservation Values.

(c) WCB Approval and Vesting Rights.

(1) Notwithstanding anything in this Section 13 to the contrary, no assignment, transfer, or conveyance of this Conservation Easement is valid without the prior written approval of WCB pursuant to the terms of the WCB Grant Agreement. If the existence of Grantee is terminated for any reason, this Conservation Easement shall immediately vest in the State of California, acting by and through WCB, unless, prior to that termination and with the approval of WCB, another nonprofit organization acquires this Conservation Easement pursuant to Section 13(b). Any deed or other instrument of conveyance transferring this Conservation Easement to a nonprofit organization shall be recorded and shall set forth the executory interest and right of entry on the part of the State of California set forth in this Section 13(c).

(2) As set forth in the WCB Grant Agreement, if this Conservation Easement vests in the State of California, acting by and through WCB, then WCB shall not unreasonably withhold its approval of, and shall reasonably cooperate with Owner Designee and the Third Party Beneficiary to, assign the State of California’s interest as Grantee hereunder to an assignee approved by Owner Designee, the Third Party Beneficiary and WCB as provided in this paragraph. Owner Designee, the Third Party Beneficiary and WCB intend that, in the selection of any assignee entity, preference be given to a qualified private nonprofit organization with the requisite experience in holding and monitoring conservation easements on properties similar to the Easement Property and preserving and protecting the Conservation Values. The assignee shall be an entity selected by Owner Designee, the Third Party Beneficiary and WCB, that is (a) qualified to hold a conservation easement under Section 815.3 of the California Civil Code; and (b) determined by Owner Designee, the Third Party Beneficiary and WCB, each in its sole discretion, to be: (i) experienced in holding and monitoring conservation easements on properties similar to the Easement Property; (ii) willing and financially able to assume all of the responsibilities imposed on Grantee under this Conservation Easement; and (iii) otherwise qualified to be an assignee of this Conservation Easement. Owner Designee and the Third Party Beneficiary shall have one hundred twenty (120) days after the date that this Conservation Easement vests in WCB to submit to WCB one (1) or more proposed assignees that Owner Designee and the Third Party Beneficiary reasonably determine meet such criteria. The one hundred twenty (120) day time period may be extended, and shall be extended so long as Owner Designee and the Third Party Beneficiary are taking reasonable steps to select the proposed assignee(s). WCB, Owner Designee and the Third Party Beneficiary shall use reasonable efforts to select the assignee based on the above criteria within five hundred forty (540) days after the date this Conservation Easement vests in WCB. The five hundred forty (540) day time period may be extended, and shall be extended, up to the date that is two (2) years after the date of such vesting, so long as Owner Designee, the Third Party Beneficiary and WCB are taking reasonable steps to select and approve the proposed assignee.

(d) No Merger. It is the intent of Grantor and Grantee that, if Grantee ever acquires fee title to all or a portion of the Easement Property, such fee title shall not merge (whether by operation of law or otherwise) with any of the rights granted by this Conservation Easement, and this Conservation Easement shall remain in full force and effect as to all portions of the Easement Property. Consistent with the foregoing, should Grantee acquire fee title to all or a portion of the Easement Property, Grantee shall assign this Conservation Easement to another entity pursuant to Section 13(a); provided, that if the Tejon Ranch Conservancy is Grantee and acquires fee title to all or a portion of the Easement Property, the assignment of this Conservation Easement to another entity shall provide that all of Grantee’s rights set forth in Section 7 (Grantee Activities) and Section 8 (Public Access) shall remain with the Tejon Ranch Conservancy and not the assignee for as long as the Tejon Ranch Conservancy remains the fee owner of the Easement Property or a portion thereof. It is also the intent of the Parties that this Conservation Easement not be extinguished, merged into the fee title, modified, or otherwise deemed affected should the existence of Grantee terminate for any reason prior to the transfer of this Conservation Easement to a successor holder.

(e) Encumbrance of Conservation Easement. This Conservation Easement may not be used as security for any debt without the prior written approval of Grantor, the Third Party Beneficiary and WCB, each of which may withhold its consent in its sole and absolute discretion.

14. Transfer of Easement Property.

(a) Reference; Notice. Nothing contained in this Conservation Easement shall prohibit Grantor from separately selling, transferring or subdividing any portion of the Easement Property, separate from the balance of the Easement Property. Grantor covenants and agrees to reference this Conservation Easement and the RWMP in any deed or other legal instrument by which Grantor divests itself of any right, title or interest in all or any portion of the Easement Property, including, but not limited to, a leasehold interest or other New Contract. Grantor further agrees to give written notice to Grantee of any transfer of a fee interest in all or any portion of the Easement Property. The failure of Grantor to perform any act provided in this Section 14 shall not impair the validity of any deed or other legal instrument by which Grantor divests itself of any right, title or interest in all or any portion of the Easement Property, impair the validity of this Conservation Easement nor limit the enforceability of this Conservation Easement in any way, and any transferee of any right, title or interest in all or any portion of the Easement Property shall be subject to the terms of this Conservation Easement. Any successor in interest of Grantor, by acceptance of a deed, lease or other document purporting to convey any right, title or interest in the Easement Property, shall be deemed to have consented to, reaffirmed and agreed to be bound by and benefit from all of the terms, covenants, restrictions and conditions of this Conservation Easement to the extent applicable to the subject property and the interest obtained.

(b) Subdivision and Sale of Easement Property.

(1) The act of subdividing or transferring into separate ownership(s) all or any portion of the Easement Property (including creation and transfer of the transferred property as a separate legal lot, and any further subdivision or transfer thereof) does not create any new rights in the fee owner or the Grantee, or expand the scope of any rights in either the fee owner or the Grantee, to use the subdivided and/or transferred portions of the Easement Property (including, but not limited to, any rights to build new structures and improvements or expand existing structures, and any rights of access) beyond the intensity that would be permitted thereon under this Conservation Easement in the absence of the subdivision or transfer. The Parties further acknowledge that the Long-Term Stewardship Standard recognizes that continued economic use of the Conserved Lands, as a whole, will be respected, but does not require consideration of continued economic use of each individual parcel.

(2) Grantor covenants to include recitals in any deed or other legal instrument conveying an interest in the Easement Property or any portion thereof to a third party substantially consistent with the following: (a) except for any development rights applicable to the transferred property that are reserved to Grantor in this Conservation Easement, the transferred property comes with no development rights, including but not limited to the right to construct dwelling units on the transferred property, (b) the transferred property is subject to significant use restrictions and to additional requirements pursuant to the Ranch-Wide Management Plan, including, but not limited to, the right of Grantee to carry out Conservation Activities, permit Public Access, and establish Best Management Practices, all as set forth in this Conservation Easement, (c) the Long-Term Stewardship Standard recognizes that continued economic use of the Conserved Lands (which, as defined in this Conservation Easement, includes areas in addition to the Easement Property), as a whole, will be respected, but does not require consideration of continued economic use of each individual parcel, (d) the effect of Conservation Activities and Best Management Practices required pursuant to this Conservation Easement may result in disproportionate restrictions on or may effectively preclude some, and potentially even all, uses of the transferred property (if less than all of the Conserved Lands), or portions thereof, that are otherwise generally permitted on the Easement Property consistent with this Conservation Easement, and (e) the act of subdividing or transferring into separate ownership(s) all or any portion of the Easement Property (including creation and transfer of the transferred property as a separate legal lot, and any further subdivision or transfer thereof) does not create any new rights in the fee owner or Grantee, or expand the scope of any rights in either the fee owner or Grantee, to use the subdivided and/or transferred portions of the Easement Property (including, but not limited to, any rights to build new structures and improvements or expand existing structures, and any rights of access) beyond the intensity that would be permitted thereon under this Conservation Easement in the absence of the subdivision or transfer. Prior to or at the time of any such transfer, Grantor shall obtain from any such third party purchaser a written instrument signed by such purchaser wherein such purchaser acknowledges the foregoing recitals.

(c) Transfer Fees. Grantor recognizes that Grantee will incur direct and indirect costs for monitoring and administration of this Conservation Easement. Rather than charging such costs to Grantor, and in addition to any fees Grantee may receive under the Ranch Agreement, Grantor and Grantee agree that concurrently with each sale or transfer of the fee interest in all or any part of the Easement Property (other than Excluded Transfers), Grantor and its successors in interest shall pay to Grantee, or its successor, as holder of this Conservation Easement, a fee (“Transfer Fee”) equal to one-half of one percent (0.5%) of the purchase price of the property being sold or transferred. If the consideration for the transfer is not limited to payment of a purchase price, then the foregoing percentage shall be paid based upon the greater of the amount of monetary consideration actually paid (if any) and the fair market value of the applicable portion of the Easement Property (as encumbered by this Conservation Easement, but without reference to any mortgage, deed of trust or similar encumbrance on the Easement Property) at the time of the transfer. For purposes hereof, there shall be no Transfer Fee payable upon an Excluded Transfer. Within five (5) business days after the close of escrow for any transfer of the Easement Property, the transferor shall, in addition to giving notice of the transfer to Grantee, either (i) pay the Transfer Fee to Grantee and concurrently deliver to Grantee a true and correct copy of the transferor’s closing statement, or (ii) deliver to Grantee the transferor’s closing statement together with a declaration executed by the transferor setting forth the facts which qualify the transfer as an Excluded Transfer. In the event that the transferor shall transfer the Easement Property without payment of a Transfer Fee, both the transferor and its successor in interest shall become jointly and severally liable therefor, and Grantee shall have the right to bring suit to recover the Transfer Fee and interest thereon at the rate of the lesser of eight percent (8%) per annum or the maximum rate permitted by law from the date due until the date paid plus its costs of suit, including reasonable attorneys’ fees.

(d) Transfer of Mineral Rights. Grantor shall not grant, transfer or otherwise convey any surface rights to explore for, develop or extract any minerals, oil, gas or hydrocarbons, except, subject to the provisions of this Conservation Easement, within the Designated Mining Areas. Nothing in this Conservation Easement shall prohibit or limit Grantor’s right to (i) remove or extract any subsurface mineral or non-mineral substance from any portion of the Easement Property through the surface of the Designated Mining Areas or (ii) remove or extract any subsurface mineral or non-mineral substance, oil, gas or hydrocarbons from any portion of the Easement Property through the surface of any area outside of the Easement Property where such removal or extraction is permitted; provided, in each case, that such removal or extraction does not cause material damage to the surface of the Easement Property (including groundwater), or the structures thereon, except as is permitted under this Conservation Easement within the Designated Mining Areas.

(e) [Intentionally Omitted]

(f) Encumbrance of Fee. No provision of this Conservation Easement should be construed as impairing the ability of Grantor to use the Easement Property as collateral for borrowing, provided that any mortgage, lien or other encumbrance arising from such borrowing shall be subject and subordinate to this Conservation Easement.

(g) Additional Conservation Easements. Grantor shall have the right, subject to the provisions of the Ranch Agreement, to grant additional conservation easements over the Easement Property, including conservation easements for Mitigation Areas required pursuant to Project Approvals, provided that (i) such additional conservation easement rights shall not conflict with any of Grantee’s rights under this Conservation Easement, allow any use of the Easement Property that is inconsistent with the Conservation Purpose or impair Conservation Values; (ii) Grantor shall notify Grantee in writing at least sixty (60) days in advance of any proposed new grant of conservation easement over the Easement Property or any part of it, which notice shall include a complete copy of the proposed grant of conservation easement; and (iii) no new grant of conservation easement shall result in Grantee having to bear any additional obligation or cost under this Conservation Easement. Any new conservation easement shall include a clear reference to this Conservation Easement and shall include a statement that the new conservation easement is subject and subordinate to this Conservation Easement.

15. Effect of Easement: Runs with the Land. The Parties acknowledge that this Conservation Easement is an easement in gross, and that, pursuant to the terms of Sections 815 et seq. of the California Civil Code: (i) the Easement Property is declared to be open and natural land, and may not be converted or directed to any uses prohibited under this Conservation Easement; (ii) this Conservation Easement shall run with and burden the title to the Easement Property in perpetuity, and shall bind Grantor and all of the agents, devisees, administrators, employees, representatives, lessees, and assigns of Grantor, including all future owners, tenants, and occupants of the Easement Property or any portion of it or interest in it to all the terms and conditions of this Conservation Easement, for the benefit of Grantee and the successors and assigns of Grantee; and (iii) this Conservation Easement shall confine the use of the Easement Property to such activities as are consistent with the terms of this Conservation Easement and the Conservation Purpose. Grantor agrees that any transfer by Grantor of any interest in the Easement Property shall be in accordance with Section 14.

16. Extinguishment of Development Rights. Grantor hereby grants to Grantee all development rights, except retained development rights reserved to Grantor herein, that are now or hereafter allocated to, implied, reserved or inherent in the Easement Property, and Grantor and Grantee agree that such development rights are hereby terminated and extinguished. The Easement Property may not be used for the purpose of transferring development rights or calculating permissible development or lot yield of any other property.

17. Termination.

(a) Voluntary Termination Prohibited. Pursuant to Section 15, this Conservation Easement shall run with the land and burden title to the Easement Property in perpetuity. In making this Conservation Easement, Grantor has considered the possibility that uses prohibited by the terms of this Conservation Easement may become more economically valuable than permitted uses and that neighboring properties may in the future be put entirely to such prohibited uses. It is the intent of both Grantor and Grantee that any such changes shall not be deemed to be circumstances justifying the termination, extinguishment or modification of this Conservation Easement. In addition, the inability of Grantor, or Grantor’s heirs, successors, or assigns, to conduct or implement any or all of the uses permitted under the terms of this Conservation Easement, or the unprofitability of doing so, shall not impair the validity of this Conservation Easement or be considered grounds for the termination, extinguishment or modification of same; provided, however, that the foregoing shall not prohibit Grantor, or Grantor’s heirs, successors, or assigns from seeking any available remedy under Section 9 if it is unable to conduct or implement any or all of the uses permitted under the terms of this Conservation Easement as a result of any violation of this Conservation Easement by Grantee.

(b) Judicial Extinguishment. This Conservation Easement may not be extinguished unless circumstances arise in the future that make it impossible to achieve the Conservation Purpose, and, in any event such extinguishment may be accomplished only by appropriate judicial proceedings. No such extinguishment shall affect the value of Grantee’s interest in the Easement Property, and if the Easement Property, or any interest therein, is sold, exchanged, or taken after such extinguishment, Grantee shall be entitled to receive its pro-rata share of the proceeds of such sale, exchange or taking. The amount of the compensation to which Grantee shall be entitled from any sale, exchange, or taking of all or any portion of the Easement Property subsequent to such extinguishment shall be based on the respective fair market values of the interests of Grantee and Grantor extinguished as determined in the judicial extinguishment proceedings, and, except as set forth in Section 17(d) and subject to the WCB Grant Agreement, Grantee shall use any proceeds received in a manner consistent with the conservation objectives exemplified by this Conservation Easement.

(c) Condemnation. If all or part of the Easement Property is taken by the exercise of the power of eminent domain by public, corporate, or other authority so as to abrogate the restrictions imposed by this Conservation Easement, Grantor and Grantee shall each have the right to separately initiate or join in appropriate actions at the time of such taking to recover the full value of its respective interest in the subject portion of the Easement Property involved in the taking and all incidental or direct damages resulting from the taking, it being expressly agreed that this Conservation Easement constitutes a compensable property right, and the proceeds shall be divided based on the respective values of the interests of Grantor and Grantee, as determined in any such action. Grantor and Grantee shall each pay their respective costs and expenses in connection with any such action.

(d) Distribution of Proceeds. Upon distribution of proceeds resulting from a judicial extinguishment or condemnation proceeding, all expenses reasonably incurred by Grantee in connection with the proceeding shall first be reimbursed out of the amount recovered by Grantee. Grantee shall then distribute the remainder of the proceeds in accordance with the WCB Grant Agreement.

(e) Easement Property Remainder. Should this Conservation Easement be terminated or extinguished as to any portion of the Easement Property, the balance of the Easement Property shall remain subject to this Conservation Easement. In this event, all relevant related documents shall be updated and re-recorded by Grantee to reflect the modified Easement Property and encumbrances junior to this Conservation Easement shall remain subordinate to this Conservation Easement as amended.

18. Written Notices. Any notice, demand, request, consent, approval, or communication that a Party desires or is required to give to another Party (including, for purposes of this Section 18, WCB, the Third Party Beneficiary and Owner Designee) shall be in writing and be served personally or sent by recognized overnight courier that guarantees next-day delivery or by first class, certified mail, postage fully prepaid and return receipt requested, addressed as follows:

To Grantor:		Tejon Ranchcorp
P.O. Box 1000
Lebec, CA 93243
Fax: (661) 248-3100
Attn: General Counsel

Overnight mail address:		4436 Lebec Road
Lebec, CA 93243
Attn: General Counsel

To Grantee:		Tejon Ranch Conservancy
P.O. Box 216
Frazier Park, CA 93225
Attn: Executive Director

To the Third Party Beneficiary:		National Audubon Society, Inc., d.b.a. Audubon California
4225 Hollis Street
Emeryville, CA 94608
	Fax:	(510) 601-1954
	Attn:	Graham Chisholm
Deputy Director, Director of Conservation

To Owner Designee:	Tejon Ranch Co.
P.O. Box 1000
Lebec, CA 93243
	Fax:	(661) 248-3100
	Attn:	General Counsel

Overnight mail address:	4436 Lebec Road
Lebec, CA 93243
	Attn:	General Counsel

To the California Wildlife Conservation Board:	California Wildlife Conservation Board
1807 13th Street, Suite 103
Sacramento, CA 95811
Attn: Executive Director

or to such other address as a Party shall designate by written notice to the others. Notice shall be deemed effective upon actual receipt by any of the addressees designated above for such Party in the case of personal delivery or delivery by overnight courier or, in the case of delivery by first class, certified mail, upon the first to occur of: (a) actual receipt by any of the addressees designated above for such Party; or (b) within five (5) days after a certified letter containing such notice, properly addressed, with postage prepaid, is deposited in the United States mail.

19. Amendment. This Conservation Easement may be amended by Grantor and Grantee only by a written agreement signed by both Parties and approved by WCB. In addition, if the amendment significantly adversely affects the Conservation Purpose or Grantee’s rights or obligations hereunder, the express approval of the Third Party Beneficiary to such amendment shall be required, which approval shall not be unreasonably withheld, conditioned or delayed. Any amendment of this Conservation Easement shall be consistent with the Conservation Purpose, the Ranch Agreement, the RWMP, and California law governing conservation easements, and shall not affect its perpetual duration. Grantee shall record any amendment of this Conservation Easement in the official records of Kern County, State of California, and shall provide a copy of the recorded document to WCB.

20. Third Party Beneficiary.

(a) Third Party Beneficiary; Right of Enforcement. As and to the extent set forth in this Section 20, the Third Party Beneficiary shall be a third party beneficiary to this Conservation Easement. In addition to the rights expressly granted to the Third Party Beneficiary elsewhere in this Conservation Easement, the Third Party Beneficiary shall have the right provided in Section 9(g) to enforce the terms, covenants, conditions, and restrictions of this Conservation Easement to the extent and in the manner permitted by such Section.

(b) Right of Inspection. In addition, the Third Party Beneficiary shall have the right, not more than once per year and for no more than thirty (30) days per year, to enter onto the Easement Property in accordance with the procedure set forth in Section 7(a) in order to monitor and inspect compliance with the terms, conditions, restrictions and covenants of this Conservation Easement.

21. Existing Contracts. Grantor shall use good faith efforts to cause the BMPs to apply to uses that are authorized by an Existing Contract to the maximum extent permitted by the terms of the applicable Existing Contract; provided, however, that the Parties agree that good faith efforts shall not include, and Grantor shall not be required to bring, an action against any party or terminate any Existing Contract.

22. Owner Designee. Where the consent, approval or other determination is required from Owner Designee under this Conservation Easement, such consent, approval or other determination by Owner Designee shall be binding upon Grantor and the Easement Property. In no event shall Owner Designee have any liability to Grantor in connection with any such consent, approval or other determination that is made in good faith by Owner Designee. Owner Designee shall keep Grantor reasonably informed of its activities pursuant to this Conservation Easement.

23. Additional Instruments. Subject to Grantor’s prior written approval, which shall not be unreasonably withheld, Grantee may record or file from time to time any and all notices or instruments that may be required to ensure the perpetual enforceability of this Conservation Easement, including (but not limited to) re-recording this Conservation Easement, or a copy thereof, for such purpose. Grantor agrees to execute, acknowledge, and/or deliver (as applicable) any and all such notices or instruments upon request from Grantee to do so.

24. Approval of WCB.

(a) RWMP Review. Grantee shall submit the RWMP, the Public Access Plan, and any proposed amendment to either such plan (a “Proposed Plan”) to WCB at least ninety (90) days prior to its proposed adoption. Subject to the terms of this Section 24, and as set forth in Section 5.6 of the WCB Grant Agreement, WCB shall have the right to review and approve those aspects of a Proposed Plan that occur on the Easement Property (a “Reviewable Aspect”). As set forth in the WCB Grant Agreement, WCB’s approval of a Reviewable Aspect shall not be unreasonably withheld, conditioned or delayed, and WCB shall not disapprove of a Reviewable Aspect unless it is inconsistent with this Conservation Easement or a standard equivalent to the Initial Stewardship Standard or if applicable, the Designated Mining Area Standard.

(b) Notice. Pursuant to the WCB Grant Agreement, WCB has committed to notify Grantee in writing of its disapproval of all or any portion of a Reviewable Aspect of a Proposed Plan (a “WCB Disapproval Notice”), and to use commercially reasonable efforts to respond within ninety (90) days after WCB’s receipt of the Proposed Plan. Grantee shall provide a copy of any WCB Disapproval Notice to Grantor within three (3) business days of receipt. WCB shall state in the WCB Disapproval Notice the specific reasons for its disapproval of a Reviewable Aspect of the Proposed Plan, and may, if applicable, provide supporting documentation concurrent with delivery of such WCB Disapproval Notice.

(c) Resolution. If Grantee, Grantor and WCB are unable to informally resolve WCB’s disapproval of the Reviewable Aspect, then, as soon as is feasible, but in no event later than thirty (30) days after receipt of a WCB Disapproval Notice, representatives of Grantee, Grantor and WCB shall meet and confer in good faith in an attempt to resolve any differences.

(d) Adoption. WCB’s disapproval of a portion of a Proposed Plan shall not preclude Grantee from adopting the remainder of such Proposed Plan. If WCB disapproves of any Reviewable Aspect of a Proposed Plan in accordance with this Section 24 (collectively, the “Disputed Terms”), Grantee may adopt such portions of the Proposed Plan that are not Disputed Terms as part of the RWMP, and shall subsequently amend the RWMP in a manner consistent with the good faith resolution of WCB’s disapproval of the Disputed Terms. In addition, if WCB has failed to deliver a WCB Disapproval Notice to Grantee within ninety (90) days after WCB’s receipt of the Proposed Plan, then Grantee shall have the right to adopt the Proposed Plan in its entirety until such time as WCB delivers a WCB Disapproval Notice to Grantee; provided, however, that in no event shall WCB deliver a WCB Disapproval Notice pursuant to this Section 24 or otherwise disapprove of a Proposed Plan after the date that is 120 days after WCB’s receipt of the Proposed Plan.

25. General Provisions.

(a) Interpretation. This Conservation Easement shall be construed so as to qualify as a conservation easement under Section 815 et seq. of the California Civil Code. The provisions of this Conservation Easement shall be liberally construed to effectuate the Conservation Purpose, notwithstanding economic or other hardship or changes in circumstances or conditions. Any and all recitals in this Conservation Easement are accurate and shall constitute an integral part of this Conservation Easement, and this Conservation Easement shall be construed in light of those recitals. Any and all exhibits, schedules, and addenda attached to and referred to in this Conservation Easement are hereby incorporated into this Conservation Easement as fully as if set out in their entirety herein. If any provision in this Conservation Easement is found to be ambiguous, an interpretation consistent with the Conservation Purpose that would render the provision valid shall be favored over any interpretation that would render it invalid. The Parties acknowledge that each Party and its counsel have had the opportunity to review and revise this Conservation Easement and that no rule of construction that ambiguities are to be resolved against the drafting party shall be employed in the interpretation of this Conservation Easement. In the event of any conflict between the provisions of this Conservation Easement and the provisions of any use and zoning restrictions of the State or local government, the more restrictive provisions shall control.

(b) Controlling Law. The interpretation and performance of this Conservation Easement shall be governed by the laws of the State of California, disregarding the conflicts of law principles of such state.

(c) Venue. Subject to Section 25(d), venue for any action arising out of this Conservation Easement, including any dispute resolution procedure to enforce this Conservation Easement, shall be in the Superior Court of Kern County.

(d) Judicial Reference. It is the desire and intention of the parties to agree upon a mechanism and procedure under which controversies and disputes arising out of this Conservation Easement or related to the Easement Property will be resolved in a prompt and expeditious manner. Accordingly, except with respect to actions in which a Party seeks an injunction pursuant to Section 9(c) and except as set forth in the last sentence of this Section, any action, proceeding or counterclaim brought on any matters arising out of or in any way connected with this Conservation Easement or the Easement Property, and/or any claim of injury or damage, whether sounding in contract, tort, or otherwise, shall be heard and resolved by a referee under the provisions of the California Code of Civil Procedure, Sections 638 - 645.1, inclusive (the “Referee Sections”). The venue of the proceedings shall be as set forth in Section 25(c). Within ten (10) days after receipt by any party of a written request to resolve any dispute or controversy pursuant to this Section 25(d), the parties to such dispute shall agree upon a single referee who shall try all issues, whether of fact or law, and report a finding and judgment on such issues as required by the Referee Sections. If the parties are unable to agree upon a referee within such ten (10) day period, then any party may thereafter file a motion for the purpose of appointment of a referee under the Referee Sections. If the referee is appointed by the court, the referee shall be a neutral and impartial retired judge with substantial experience in the relevant matters to be determined, or, if no such retired judge is available, the referee shall be a neutral and impartial lawyer with substantial experience in the relevant matters to be determined. The proposed referee may be challenged by any party for any of the grounds listed in the Referee Sections. The referee shall have the power to decide all issues of fact and law and report his or her decision on such issues, and to issue all available remedies, subject to the limitations of this Conservation Easement. The parties shall be entitled to conduct all discovery as provided in the California Code of Civil Procedure, and the referee shall oversee discovery and may enforce all discovery orders in the same manner as any trial court judge, with rights to regulate discovery and to issue and enforce subpoenas, protective orders and other limitations on discovery available under California law. The reference proceeding shall be conducted in accordance with California law (including the rules of evidence), and in all regards, the referee shall follow California law applicable at the time of the reference proceeding. The parties shall promptly and diligently cooperate with one another and the referee, and shall perform such acts as may be necessary to obtain a prompt and expeditious resolution of the dispute or controversy in accordance with this Section 25(d). In accordance with Section 644 of the California Code of Civil Procedure, the decision of the referee upon the whole issue must stand as the decision of the court, and upon the filing of the statement of decision with the clerk of the court, or with the judge if there is no clerk, judgment may be entered thereon in the same manner as if the action had been tried by the court. Any decision of the referee and/or judgment or other order entered thereon shall be appealable to the same extent and in the same manner that such decision, judgment, or order would be appealable if rendered by a judge of the superior court in which venue is proper hereunder. The referee shall in his/her statement of decision set forth his/her findings of fact and conclusions of law. The parties intend this general reference agreement to be specifically enforceable in accordance with the California Code of Civil Procedure. Nothing in this Section 25(d) shall prejudice the right of any party to obtain provisional relief or other equitable remedies from a court of competent jurisdiction as shall otherwise be available under the California Code of Civil Procedure and/or applicable court rules. Notwithstanding anything to the contrary contained in this Section 25(d), if a necessary or indispensable party (as described in California Code of Civil Procedure Section 389(a) or any successor or similar statute) is not, and does not agree in writing to be, subject to this Section 25(d), then the Non-Defaulting Party, or, in the case of a Contract Violation, either Grantor or Grantee, may elect by written notice to the other parties to the dispute to bring an action, proceeding, claim or counterclaim that would otherwise be subject to this Section 25(d) in a court of competent jurisdiction instead of before a referee.

(e) Captions. The captions in this instrument have been inserted solely for convenience of reference and are not a part of this instrument and shall have no effect upon its construction or interpretation.

(f) Severability. If a court of competent jurisdiction voids or invalidates on its face any provision of this Conservation Easement, such action shall not affect the remainder of this Conservation Easement. If a court of competent jurisdiction voids or invalidates the application of any provision of this Conservation Easement to a person or circumstance, such action shall not affect the application of the provision to other persons or circumstances.

(g) Entire Agreement. This instrument, together with the attached exhibits, and the Ranch Agreement sets forth the entire agreement of the Parties with respect to this Conservation Easement and supersedes all prior discussions, negotiations, understandings, or agreements relating to this Conservation Easement. No alteration or variation of this instrument shall be valid or binding unless contained in an amendment in accordance with Section 19. In the event of any conflict between this Conservation Easement and the Ranch Agreement, then as between Grantor and Grantee this Conservation Easement shall govern and control with respect to the Easement Property. No amendment to the Ranch Agreement, or any termination or extinguishment of the Ranch Agreement other than pursuant to Section 3.14 of the Ranch Agreement as it exists as of the Agreement Date, shall be effective as to the Easement Property if such amendment or termination would alter or affect a right or obligation under this Conservation Easement, and such rights and obligations shall continue to be governed by the terms and conditions of Ranch Agreement as they existed prior to the amendment, termination or extinguishment, unless and until WCB has given its written consent to the amendment, termination or extinguishment.

(h) Successors. The covenants, terms, conditions, and restrictions of this Conservation Easement shall be binding upon, and inure to the benefit of, the Parties hereto and their respective personal representatives, heirs, successors, and assigns and shall constitute a servitude running in perpetuity with the Easement Property.

(i) No Forfeiture. Nothing contained herein will result in a forfeiture or reversion of Grantor’s fee title in any respect.

(j) No Third Party Beneficiaries. This Conservation Easement shall not create or bestow any lien or property right in any third party. The Parties agree that, other than the Third Party Beneficiary, no third party beneficiary to this Conservation Easement exists and that nothing contained herein shall be construed as giving any other Person third party beneficiary status.

(k) Termination of Rights and Obligations. A Party’s rights and obligations under this Conservation Easement terminate upon transfer of the Party’s interest in this Conservation Easement or the Easement Property, except that liability for acts or omissions occurring prior to transfer shall survive transfer.

(l) Counterparts. This Conservation Easement may be signed in one or more counterparts, all of which shall constitute one and the same instrument. In the event of any conflict between a recorded and an unrecorded counterpart, the recorded instrument shall be controlling.

(m) Authority. Each of the persons signing this Conservation Easement on behalf of a Party hereby represents that he or she has the requisite authority to bind the Party on whose behalf he or she is signing this Conservation Easement, and that all requisite approvals of such Party, its Board of Directors, shareholders, members, general partners, or others have been obtained.

(n) Terms.

(1) The terms “Grantor” and “Grantee,” wherever used in this Conservation Easement, and any pronouns used in place thereof, shall mean and include, respectively: (i) the named Grantor and the personal representatives, heirs, devisees, and assigns of such named Grantor, and all other successors of such Grantor, as their interests may appear; and (ii) the named Grantee and the personal representatives, heirs, devisees, and assigns of such named Grantee, and all other successors of such Grantee, as their interests may appear. If the Easement Property is owned by more than one fee owner, the term “Grantor” includes each such owner; provided, however, that where this Conservation Easement provides that an approval or determination is to be made by Grantor with respect to any Conservation Activity located on, or any requested access to, any portion of the Easement Property, such approval or determination shall be made only by the owner(s) of such property.

(2) All statutory references in this Conservation Easement shall mean and include the applicable statute, as amended from time to time, or, if such statute is repealed and replaced, any successor statute.

(o) Exhibits. The following exhibits are attached to and are incorporated into this Conservation Easement:

Exhibit A:	Legal Description of Easement Property
Exhibit B:	Depiction of Easement Property
Exhibit C:	Depiction of Tejon Ranch and Conserved Lands
Exhibit D:	Depiction of Designated Areas
Exhibit E:	Depiction of Development Areas
Exhibit F:	Depiction of Disturbance Areas
Exhibit F-1	Depiction of Disturbance Area A
Exhibit G:	Access Procedure Agreement
Exhibit H:	List of Assessor’s Parcel Numbers

[Signatures follow on next page.]

IN WITNESS WHEREOF, the Parties have executed this Conservation Easement as of the Agreement Date.

GRANTOR:	GRANTEE:

TEJON RANCHCORP, a California corporation	TEJON RANCH CONSERVANCY, a California nonprofit public benefit corporation

BY:	BY:

NAME:	NAME:	THOMAS H. MALONEY

TITLE:	TITLE:	EXECUTIVE DIRECTOR

DATE:	DATE:	2/28/2011

BY:

NAME:

TITLE:

DATE:

Signing for the limited purpose of acknowledging the obligations of the Owner Designee set forth herein:	Signing for the limited purpose of acknowledging the obligations of the Third Party Beneficiary set forth herein:

OWNER DESIGNEE:	THIRD PARTY BENEFICIARY:

TEJON RANCH CO.,	NATIONAL AUDUBON SOCIETY INC.,
a Delaware corporation	a New York nonprofit corporation

BY:	BY:

NAME:	NAME:

TITLE:	TITLE:

DATE:	DATE:

S-1

IN WITNESS WHEREOF, the Parties have executed this Conservation Easement as of the Agreement Date.

GRANTOR:		GRANTEE:

TEJON RANCHCORP,		TEJON RANCH CONSERVANCY,
a California corporation		a California nonprofit public benefit corporation

BY:		BY:

NAME:	ALLEN E. LYDA	NAME:

TITLE:	Senior Vice President-CFO	TITLE:

DATE:	February 25, 2011	DATE:

BY:

NAME:	Kathleen J. Perkinson

TITLE:	Senior Vice President

DATE:	February 25, 2011

Signing for the limited purpose of acknowledging the obligations of the Owner Designee set forth herein:		Signing for the limited purpose of acknowledging the obligations of the Third Party Beneficiary set forth herein:

OWNER DESIGNEE:		THIRD PARTY BENEFICIARY:

TEJON RANCH CO.,		NATIONAL AUDUBON SOCIETY INC.,
a Delaware corporation		a New York nonprofit corporation

BY:		BY:

NAME:	Kathleen J. Perkinson	NAME:

TITLE:	Senior Vice President	TITLE:

DATE:	February 25, 2011	DATE:

S-1

IN WITNESS WHEREOF, the Parties have executed this Conservation Easement as of the Agreement Date.

GRANTOR:	GRANTEE:

TEJON RANCHCORP, a California corporation	TEJON RANCH CONSERVANCY, a California nonprofit public benefit corporation

BY:	BY:

NAME:	NAME:

TITLE:	TITLE:

DATE:	DATE:

BY:

NAME:

TITLE:

DATE:

Signing for the limited purpose of acknowledging the obligations of the Owner Designee set forth herein:	Signing for the limited purpose of acknowledging the obligations of the Third Party Beneficiary set forth herein:

OWNER DESIGNEE:	THIRD PARTY BENEFICIARY:

TEJON RANCH CO.,	NATIONAL AUDUBON SOCIETY INC.,
a Delaware corporation	a New York nonprofit corporation

BY:	BY:

NAME:	NAME:	GRAHAM CHISHOLM

TITLE:	TITLE:	EXECUTIVE DIRECTOR

DATE:	DATE:	2/24/11

S-1

Signing for the limited purpose of acknowledging the obligations of the Wildlife Conservation Board set forth herein:

WILDLIFE CONSERVATION BOARD

BY:

NAME:	John P. Donnelly

TITLE:	Executive Director

DATE:	2/25/11

S-2

State of California	)

County of LOS ANGELES	)

On 2/28/2011 before me, JESS FERNANDEZ,/Notary Public, personally appeared THOMAS HENRY MALONEY, who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.
Signature	(Seal)

State of California	)

County of	)

On              before me,              , personally appeared             , who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature	(Seal)

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Sacramento

On 2/25/11 before me, Natalya Kulapino, Notary Public personally appeared John P. Donnelly

Date Here Insert Name and Title of the Officer Name(s) of Signer(s)

NNA1

NATALYA KULAGINA

Commission # 1853848

Notary Public - California

Sacramento County

My Comm. Expires Jun 13, 2013

NNA1

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: Kulap

Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Tejon Ranch CE (Tri-C)

Document Date: 2/25/11

Number of Pages:

Signer(s) Other Than Named Above:

Capacity(ies) Claimed by Signer(s)

Signer’s Name: Signer’s Name:

Corporate Officer - Title(s): Corporate Officer - Title(s):

Individual

RIGHT THUMBPRINT OF SIGNER

Top of thumb here

Individual

RIGHT THUMBPRINT OF SIGNER

Top of thumb here

Partner - Limited General

Partner - Limited General

Attorney in Fact

Attorney in Fact

Trustee

Trustee

Guardian or Conservator

Guardian or Conservator

Other:

Other:

Signer Is Representing:

Signer Is Representing:

©2008 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402•www.NationalNotary.org Item #5907 Reorder Call Toll-Free 1-800-876-6827

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Kern

On February 25, 2011 before me, Konnie Sue Williams-Roth, Notary Public,

Date Here Insert Name and Title of the Officer

personally appeared Allen E. Lyda & Kathleen J. Perkinson

Name(s) of Signer(s)

NNA1

KONNIE SUE WILLIAMS-ROTH

Commission # 1794171

Notary Public - California

Kern County

My Comm. Expires Mar 28, 2012

NNA1

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature: Konnie Sue Williams Roth

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Deed of Conservation Easement and Agreement Concerning Easement Rights (White Wolf)

Document Date:

Number of Pages:

Signer(s) Other Than Named Above:

Capacity(ies) Claimed by Signer(s)

Signer’s Name:

Signer’s Name:

Individual

Individual

Corporate Officer - Title(s):

Corporate Officer - Title(s):

Partner - Limited General

Partner - Limited General

Attorney in Fact

RIGHT THUMBPRINT OF SIGNER

Attorney in Fact

RIGHT THUMBPRINT OF SIGNER

Trustee

Top of thumb here

Trustee

Top of thumb here

Guardian or Conservator

Guardian or Conservator

Other:

Other:

Signer Is Representing:

Signer Is Representing:

©2007 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org Item #5907 Reorder: Call Toll-Free 1-800-876-6827

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Kern

On February 25, 2011 before me, Konnie Sue Williams-Roth, Notary Public,

Date Here Insert Name and Title of the Officer

personally appeared Kathleen J. Perkinson

Name(s) of Signer(s)

NNA1

KONNIE SUE WILLIAMS-ROTH

Commission # 1794171

Notary Public - California

Kern County

My Comm. Expires Mar 28, 2012

NNA1

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal

Signature Konnie Sue Williams Roth

Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Deed of Conservation Easement and Agreement Concerning Easement Rights (White Wolf)

Document Date: Number of Pages:

Signer(s) Other Than Named Above:

Capacity(ies) Claimed by Signer(s)

Signer’s Name:

Signer’s Name:

Individual

Individual

Corporate Officer - Title(s):

Corporate Officer - Title(s):

Partner - Limited General

Partner - Limited General

RIGHT THUMBPRINT OF SIGNER

Top of thumb here

RIGHT THUMBPRINT OF SIGNER

Top of thumb here

Attorney in Fact

Attorney in Fact

Trustee

Trustee

Guardian or Conservator

Guardian or Conservator

Other:

Other:

Signer Is Representing:

Signer Is Representing:

©2007 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org Item #5907 Reorder: Call Toll-Free 1-800-876-6827

State of California	)

County of alameda	)

On 24th February, 2011 before me, yvonne Graham - Notary Public, personally appeared Graham Chisholm, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature	(Seal)

EXHIBIT A

Legal Description of Easement Property

[attached]

Exhibit A

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

THOSE PORTIONS OF: THE RANCHO EL TEJON, AS DESCRIBED IN THE PATENT TO JOSE ANTONIO AGUIRRE AND IGNACIO DEL VALLE, RECORDED IN BOOK 2, PAGE 24 OF PATENTS; AND SECTIONS 3,4, 8, 9, 17, AND 18 OF TOWNSHIP 31 SOUTH, RANGE 31 EAST, MOUNT DIABLO MERIDIAN, ALL ACCORDING TO THE OFFICIAL PLATS OF SAID LAND ON FILE WITH THE BUREAU OF LAND MANAGEMENT, AND ALL IN THE UNINCORPORATED TERRITORY OF THE COUNTY OF KERN, STATE OF CALIFORNIA, DESCRIBED AS FOLLOWS:

PARCEL 1

BEGINNING AT THE NORTHWESTERLY CORNER OF THE LAND DESCRIBED TO THE COUNTY OF KERN FOR FREEWAY PURPOSES BY DOCUMENT RECORDED JUNE 8, 1973 IN BOOK 4789, PAGE 332, OFFICIAL RECORDS OF SAID COUNTY, SAID CORNER BEING THE INTERSECTION OF THE WESTERLY BOUNDARY OF SAID RANCHO EL TEJON WITH THE NORTHERLY LINE OF STATE ROUTE 58, AS SHOWN ON THE RIGHT-OF-WAY MAP FOR VI-KER-58 ON FILE IN THE OFFICE OF THE STATE OF CALIFORNIA DEPARTMENT OF TRANSPORTATION, DISTRICT 6;

THENCE, ALONG THE WESTERLY BOUNDARY OF SAID RANCHO EL TEJON, NORTH 00°15’31” EAST, 4538.00 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 2350.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 15°59’17” WEST;

THENCE, EASTERLY 1360.16 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 33°09’44” TO THE BEGINNING OF A COMPOUND CURVE, CONCAVE SOUTHWESTERLY AND HAVING A RADIUS OF 600.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 17°10’27” EAST;

THENCE, SOUTHEASTERLY 798.52 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 76°15’10” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 685.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 86°34’23” WEST;

THENCE, SOUTHEASTERLY 1238.18 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 103°33’55” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 3550.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 10°08’18” WEST;

THENCE, EASTERLY 1493.94 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 24°06’42” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 2900.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 13°58’24” WEST;

THENCE, EASTERLY 2291.70 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 45°16’39” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 5000.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 31°18’15” WEST;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

THENCE, NORTHEASTERLY 1287.50 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 14°45’13” TO THE BEGINNING OF A COMPOUND CURVE, CONCAVE SOUTHWESTERLY AND HAVING A RADIUS OF 780.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 16°33’02” WEST;

THENCE, SOUTHEASTERLY 1555.99 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 114°17’49” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 1250.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 82°15’13” WEST;

THENCE, SOUTHEASTERLY 2024.95 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 92°49’00” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHWESTERLY AND HAVING A RADIUS OF 1370.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 04°55’47” EAST;

THENCE, SOUTHEASTERLY 2198.54 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 91°56’49” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 1730.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 83°07’24” WEST;

THENCE, EASTERLY 4551.05 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 150°43’33” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 1875.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 53°50’57” WEST;

THENCE, NORTHEASTERLY 1923.23 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 58°46’11”; THENCE, SOUTH 85°04’46” EAST, 1233.78 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHWESTERLY AND HAVING A RADIUS OF 1400.00 FEET;

THENCE, SOUTHEASTERLY 2500.11 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 102°19’06” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 1800.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 72°45’40” WEST;

THENCE, SOUTHEASTERLY 4017.06 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 127°52’01” TO THE BEGINNING OF A COMPOUND CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 5000.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 20°37’41” EAST;

THENCE, NORTHEASTERLY 762.51 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 08°44’16” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 1300.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 29°21’57” WEST;

THENCE, EASTERLY 1041.72 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 45°54’44” TO THE BEGINNING OF A COMPOUND CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 500.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 16°32’47” EAST;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

THENCE, SOUTHERLY 973.52 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 111°33’25” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 1600.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 51°53’48” WEST;

THENCE, SOUTHERLY 3219.92 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 115°18’18” TO THE BEGINNING OF A COMPOUND CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 1875.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 12°47’54” WEST;

THENCE, EASTERLY 1826.92 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 55°49’36” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 2000.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 43°01’42” WEST;

THENCE, EASTERLY 3382.31 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 96°53’46” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 1925.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 53°52’04” WEST;

THENCE, EASTERLY 3319.34 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 98°47’49”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 89°59’43” EAST, 1144.36 FEET;

THENCE, NORTH 01°09’47” WEST, 2770.11 FEET;

THENCE, NORTH 89°49’23” EAST, 4382.35 FEET TO THE NORTHEASTERLY BOUNDARY OF SAID RANCHO EL TEJON; THENCE, ALONG SAID NORTHEASTERLY BOUNDARY, SOUTH 39°57’52” EAST, 2050.41 FEET TO CORNER NO. 15 OF SAID RANCHO EL TEJON;

THENCE, ALONG THE SOUTHEASTERLY BOUNDARY OF SAID RANCHO EL TEJON, SOUTH 48°02’12” WEST, 7687.87 FEET TO THE NORTHERLY LINE OF PARCEL 9A (AMENDED), AS DESCRIBED IN THE JUDGEMENT AND FINAL ORDER OF CONDEMNATION IN FAVOR OF THE STATE OF CALIFORNIA, A CERTIFIED COPY THEREOF BEING RECORDED JUNE 30, 1964 IN BOOK 3740, PAGE 495, OFICIAL RECORDS OF SAID COUNTY, BEING THE NORTHERLY RIGHT-OF-WAY OF STATE ROUTE 58, AS SHOWN ON THE RIGHT-OF-WAY MAP FOR VI-KER-58 ON FILE IN THE OFFICE OF THE STATE OF CALIFORNIA DEPARTMENT OF TRANSPORTATION, DISTRICT 6, ALSO BEING A NON-TANGENT CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 3099.65 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 09°38’46” EAST;

THENCE, ALONG SAID NORTHERLY LINE OF PARCEL 9A (AMENDED) AND THE NORTHERLY RIGHT-OF-WAY OF STATE ROUTE 58, THE FOLLOWING COURSES: WESTERLY 365.91 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 6°45’49”;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

NORTH 87°07’03” WEST, 1237.99 FEET;

NORTH 83°29’28” WEST, 72.06 FEET TO THE BEGINNING OF CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 599.93 FEET;

WESTERLY 213.57 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 20°23’47”;

NORTH 60°50’41” WEST, 543.03 FEET;

NORTH 85°13’43” WEST, 100.04 FEET;

NORTH 25°13’41” WEST, 83.13 FEET;

NORTH 85°13’43” WEST, 30.00 FEET;

SOUTH 34°46’19” WEST, 83.13 FEET;

NORTH 85°13’43” WEST, 203.24 FEET;

NORTH 79°21’48” WEST, 226.73 FEET;

SOUTH 80°48’16” WEST, 197.64 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 924.90 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 10°56’03” WEST;

SOUTHWESTERLY 573.54 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 35°31’48” TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 4899.43 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 04°54’35” WEST;

WESTERLY 1307.42 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 15°17’22”;

NORTH 69°48’03” WEST, 1174.30 FEET;

NORTH 64°57’51” WEST, 652.24 FEET;

NORTH 74°05’24” WEST, 401.07 FEET;

NORTH 76°55’34” WEST, 201.54 FEET;

NORTH 69°48’03” WEST, 849.90 FEET;

NORTH 51°40’43” WEST, 578.64 FEET;

NORTH 66°22’02” WEST, 250.42 FEET;

SOUTH 77°10’31” WEST, 357.77 FEET;

NORTH 61°49’00” WEST, 503.87 FEET;

NORTH 84°44’18” WEST, 432.53 FEET;

NORTH 70°45’17” WEST, 421.36 FEET;

NORTH 78°25’13” WEST, 435.76 FEET;

SOUTH 73°19’11” WEST, 454.07 FEET;

NORTH 80°20’23” WEST, 150.73 FEET;

NORTH 25°06’18” WEST, 205.89 FEET;

NORTH 86°03’03” WEST, 249.97 FEET;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

SOUTH 57°14’33” WEST, 319.13 FEET;

NORTH 83°46’58” WEST, 553.25 FEET;

SOUTH 67°54’18” WEST, 503.37 FEET;

SOUTH 79°48’02” WEST, 206.71 FEET;

SOUTH 66°55’48” WEST, 361.65 FEET;

SOUTH 75°04’17” WEST, 301.54 FEET;

SOUTH 58°42’37” WEST, 248.51 FEET;

SOUTH 75°04’49” WEST, 431.36 FEET;

NORTH 81°33’32” WEST, 245.37 FEET;

NORTH 87°09’31” WEST, 558.99 FEET;

NORTH 76°50’43” WEST, 280.01 FEET;

NORTH 54°31’57” WEST, 192.54 FEET;

NORTH 64°20’20” WEST, 273.15 FEET;

NORTH 55°14’15” WEST, 317.22 FEET;

NORTH 80°53’15” WEST, 308.83 FEET;

NORTH 53°56’02” WEST, 174.98 FEET;

NORTH 45°52’15” WEST, 605.92 FEET;

NORTH 81°54’50” WEST, 181.16 FEET;

NORTH 44°44’42” WEST, 344.38 FEET;

NORTH 53°56’02” WEST, 139.98 FEET;

NORTH 80°29’55” WEST, 122.97 FEET;

NORTH 53°56’02” WEST, 184.98 FEET;

NORTH 22°48’40” WEST, 309.52 FEET;

NORTH 77°53’47” WEST, 393.90 FEET;

NORTH 53°56’02” WEST, 299.96 FEET;

NORTH 31°13’51” WEST, 531.09 FEET;

NORTH 65°14’37” WEST, 152.94 FEET;

NORTH 88°51’34” WEST, 306.99 FEET;

NORTH 58°04’52” WEST, 560.66 FEET;

NORTH 55°32’05” WEST, 309.72 FEET;

NORTH 66°23’20” WEST, 308.33 FEET;

NORTH 80°18’13” WEST, 208.64 FEET;

NORTH 60°40’31” WEST, 582.46 FEET;

SOUTH 83°45’19” WEST, 363.03 FEET;

NORTH 65°18’42” WEST, 285.62 FEET;

SOUTH 69°43’15” WEST, 161.24 FEET;

NORTH 68°20’22” WEST, 469.78 FEET;

NORTH 87°18’40” WEST, 424.04 FEET;

NORTH 67°48’41” WEST, 587.60 FEET;

NORTH 57°06’04” WEST, 245.60 FEET;

NORTH 65°54’59” WEST, 245.60 FEET;

NORTH 55°29’48” WEST, 692.27 FEET;

NORTH 50°33’10” WEST, 450.96 FEET;

NORTH 61°12’36” WEST, 251.77 FEET;

NORTH 54°22’02” WEST, 949.91 FEET;

NORTH 13°49’56” EAST, 269.24 FEET;

NORTH 54°22’02” WEST, 99.99 FEET;

SOUTH 71°10’12” WEST, 86.01 FEET;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

NORTH 59°35’51” WEST, 359.58 FEET;

NORTH 85°38’25” WEST, 177.82 FEET;

NORTH 16°06’40” WEST, 213.77 FEET;

SOUTH 62°55’49” WEST, 191.13 FEET;

NORTH 69°03’06” WEST, 459.08 FEET;

NORTH 58°45’13” WEST, 301.01 FEET;

NORTH 64°28’20” WEST, 300.01 FEET;

NORTH 74°49’37” WEST, 101.97 FEET;

NORTH 63°31’02” WEST, 599.94 FEET;

NORTH 48°08’26” WEST, 207.41 FEET;

NORTH 75°55’30” WEST, 255.96 FEET;

NORTH 54°59’11” WEST, 202.22 FEET;

NORTH 66°03’44” WEST, 450.41 FEET;

NORTH 52°12’27” WEST, 331.42 FEET;

NORTH 76°30’43” WEST, 333.52 FEET;

NORTH 61°36’29” WEST, 300.15 FEET;

NORTH 64°07’13” WEST, 949.98 FEET;

AND NORTH 63°31’02” WEST, 8.82 FEET

TO THE SOUTHEASTERLY CORNER OF SAID LAND DESCRIBED TO THE COUNTY OF KERN FOR FREEWAY PURPOSES BY DOCUMENT RECORDED JUNE 8, 1973 IN BOOK 4789, PAGE 332, OFFICIAL RECORDS OF SAID COUNTY; THENCE, ALONG THE NORTHERLY LINE OF SAID LAND ALONG THE FOLLOWING COURSES:

NORTH 58°38’54” WEST, 385.87 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 1931.86 FEET;

WESTERLY 396.89 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 11°46’16”;

NORTH 46°52’38” WEST, 418.00 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHWESTERLY AND HAVING A RADIUS OF 867.94 FEET;

NORTHWESTERLY 239.34 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 15°47’59”;

NORTH 62°40’37” WEST, 20.47 FEET;

NORTH 41°12’44” WEST, 77.06 FEET;

NORTH 00°20’03” EAST, 235.06 FEET;

AND NORTH 89°39’57” WEST, 55.00 FEET

TO THE POINT OF BEGINNING.

EXCEPT THEREFROM THAT PORTION OF SAID LAND GRANTED TO THE COUNTY OF KERN FOR HIGHWAY PURPOSES (BENA ROAD) BY DOCUMENT RECORDED FEBRUARY 18, 1918 IN BOOK 332, PAGE 134 OF DEEDS, IN THE OFFICE OF THE COUNTY RECORDER OF KERN COUNTY, LESS ANY PORTION THEREOF ABANDONED BY ORDER OF THE

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

BOARD OF SUPERVISORS OF THE COUNTY OF KERN AS DESCRIBED IN THE RESOLUTION RECORDED AUGUST 22, 1962 AS INSTRUMENT NO. 49548 IN BOOK 3521, PAGE 853, OFFICIAL RECORDS OF SAID COUNTY;

ALSO EXCEPT THEREFROM THAT PORTION OF SAID LAND GRANTED TO THE STATE OF CALIFORNIA FOR HIGHWAY PURPOSES (BENA ROAD RELOCATED) BY DOCUMENT RECORDED DECEMBER 29, 1936 IN BOOK 664, PAGE 234, OFFICIAL RECORDS OF SAID COUNTY;

ALSO EXCEPT THEREFROM THAT PORTION OF SAID LAND GRANTED TO THE SOUTHERN PACIFIC RAILROAD COMPANY BY ACT OF CONGRESS DATED JULY 27, 1866, AND BY DOCUMENT RECORDED JANUARY 31, 1876 IN BOOK 5, PAGE 206 OF DEEDS.

CONTAINING 4,464 ACRES, MORE OR LESS

PARCEL 2

BEGINNING AT THE SOUTHWESTERLY CORNER OF THE LAND DESCRIBED TO THE COUNTY OF KERN FOR FREEWAY PURPOSES BY DOCUMENT RECORDED JUNE 8, 1973 IN BOOK 4789, PAGE 329, OFFICIAL RECORDS OF SAID COUNTY, SAID CORNER BEING THE INTERSECTION OF THE WESTERLY BOUNDARY OF SAID RANCHO EL TEJON WITH THE SOUTHERLY LINE OF STATE ROUTE 58, AS SHOWN ON THE RIGHT-OF-WAY MAP FOR VI-KER-58 ON FILE IN THE OFFICE OF THE STATE OF CALIFORNIA DEPARTMENT OF TRANSPORTATION, DISTRICT 6;

THENCE, ALONG THE WESTERLY BOUNDARY OF SAID RANCHO EL TEJON, SOUTH 00°20’03” WEST, 3087.76 FEET TO THE NORTHWEST CORNER OF PARCEL “C-41” AS SHOWN ON A RECORD OF SURVEY FILED IN BOOK 9, PAGE 146 OF RECORD OF SURVEYS, IN THE OFFICE OF THE COUNTY RECORDER OF SAID COUNTY;

THENCE, ALONG THE NORTHERLY LINE OF SAID PARCEL “C-41”, SOUTH 89°42’59” EAST, 2640.25 FEET TO THE NORTHEAST CORNER THEREOF;

THENCE, ALONG THE EASTERLY LINES OF PARCELS “C-41”, “C-36”, “C-28”, AND “C-22”, AS SHOWN ON SAID RECORD OF SURVEY, SOUTH 00°21’22” WEST, 10570.62 FEET, MORE OR LESS, TO THE SOUTHEAST CORNER OF SAID PARCEL “C-22”;

THENCE, ALONG THE NORTHERLY LINE OF PARCEL “C-16”, AS SHOWN ON SAID RECORD OF SURVEY, SOUTH 89°48’59” EAST, 2640.05 FEET TO THE NORTHEAST CORNER THEREOF;

THENCE, ALONG THE EASTERLY LINES OF PARCELS “C-16”, “C-12”, “C-8”, “C-N”, “C-4” AND “C-1”, AS SHOWN ON SAID RECORD OF SURVEY, SOUTH 00°21’29” WEST, 13347.42 FEET, MORE OR LESS, TO THE SOUTHEAST CORNER OF SAID PARCEL “C-1”;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

THENCE, ALONG THE SOUTHERLY LINES OF PARCELS “C-1” AND “C-2”, AS SHOWN ON SAID RECORD OF SURVEY, NORTH 89°24’13” WEST, 5280.09 FEET TO THE SOUTHWEST CORNER OF SAID PARCEL “C-2”, ALSO BEING THE NORTHEAST CORNER OF PARCEL “C-R” AS SHOWN ON A RECORD OF SURVEY FILED IN BOOK 10, PAGE 117 OF RECORD OF SURVEYS, IN THE OFFICE OF THE COUNTY RECORDER OF SAID COUNTY;

THENCE, ALONG THE EASTERLY LINE OF SAID PARCEL “C-R”, SOUTH 00°21’20” WEST, 2570.97 FEET TO THE NORTHERLY RIGHT-OF-WAY OF STATE ROUTE 223 (FORMERLY COUNTY ROAD 691), AS DESCRIBED IN THE UNRECORDED PETITION FOR “ROAD NO. 691 - WHITE WOLF”, FILED AND ACCEPTED ON JULY 12, 1926, ON FILE IN THE OFFICE OF THE COUNTY SURVEYOR OF SAID COUNTY;

THENCE, ALONG SAID NORTHERLY RIGHT-OF-WAY, THE FOLLOWING COURSES:

SOUTH 89°51’36” EAST, 2258.51 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 1969.76 FEET;

NORTHEASTERLY 1439.04 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 41°51’30”;

NORTH 48°16’54” EAST, 1120.55 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 1529.82 FEET;

NORTHEASTERLY 644.37 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 24°08’00”;

NORTH 72°24’54” EAST, 1606.32 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 1969.76 FEET;

NORTHEASTERLY 607.36 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 17°40’00”;

AND NORTH 54°44’54” EAST, 706.50 FEET

TO THE SOUTHWESTERLY RIGHT-OF-WAY OF SAID STATE ROUTE 223, AS DESCRIBED IN THE GRANT DEED TO THE STATE OF CALIFORNIA, RECORDED DECEMBER 18, 1956 IN BOOK 2704, PAGE 531, OFFICIAL RECORDS OF SAID COUNTY;

THENCE, ALONG SAID SOUTHWESTERLY RIGHT-OF-WAY, NORTH 35°34’55” WEST, 19.99 FEET TO THE NORTHWESTERLY RIGHT-OF-WAY OF SAID STATE ROUTE 223, AS DESCRIBED IN SAID DOCUMENT; THENCE, ALONG SAID NORTHWESTERLY RIGHT-OF-WAY THE FOLLOWING COURSES:

NORTH 54°25’08” EAST, 183.48 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHWESTERLY AND HAVING A RADIUS OF 3049.69 FEET;

NORTHEASTERLY 1233.98 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 23°11’00”;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

NORTH 77°36’08” EAST, 2302.39 FEET;

NORTH 71°01’55” EAST, 699.08 FEET;

NORTH 72°06’56” EAST, 464.82 FEET;

NORTH 44°25’04” EAST, 566.97 FEET;

NORTH 31°55’08” EAST, 639.11 FEET;

NORTH 23°47’19” EAST, 353.51 FEET;

NORTH 35°43’59” EAST, 901.90 FEET;

NORTH 31°55’08” EAST, 349.96 FEET;

NORTH 02°40’10” EAST, 143.25 FEET;

NORTH 31°55’08” EAST, 474.95 FEET;

NORTH 36°16’45” EAST, 1052.17 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 4069.56 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 58°04’52” WEST;

NORTHEASTERLY 1392.13 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 19°36’00”;

NORTH 51°31’08” EAST, 881.68 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 1469.85 FEET;

NORTHEASTERLY 897.88 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 35°00’00”;

NORTH 85°09’56” EAST, 423.38 FEET;

NORTH 75°23’30” EAST, 635.46 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 1349.86 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 30°59’29” EAST;

NORTHEASTERLY 565.18 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 23°59’22”;

NORTH 35°01’08” EAST, 413.25 TO THE BEGINNING OF A CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 1449.85 FEET;

NORTHEASTERLY 885.67 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 35°00’00”;

AND NORTH 70°01’08” EAST, 943.21 FEET

TO THE SOUTHWESTERLY CORNER OF THE LAND DESCRIBED TO TEJON RANCH CO. BY DOCUMENT RECORDED AUGUST 23, 1957 IN BOOK 2834, PAGE 394, OFFICIAL RECORDS OF SAID COUNTY;

THENCE, ALONG THE SOUTHEASTERLY RIGHT-OF-WAY OF SAID STATE ROUTE 223 AS ESTABLISHED BY SAID LAST MENTIONED DOCUMENT, THE FOLLOWING COURSES:

CONTINUING NORTH 70°01’08” EAST, 114.18 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 1949.84 FEET;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

NORTHEASTERLY 518.39 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 15°14’00”;

NORTH 54°47’08” EAST, 460.03 FEET

TO THE SOUTHWESTERLY RIGHT-OF-WAY OF SAID STATE ROUTE 223 (FORMERLY COUNTY ROAD 691), AS DESCRIBED IN SAID UNRECORDED PETITION;

THENCE, ALONG SAID SOUTHWESTERLY RIGHT-OF-WAY, NORTH 35°13’18” WEST, 10.02 FEET TO THE NORTHWESTERLY RIGHT-OF-WAY OF SAID STATE ROUTE 223 (FORMERLY COUNTY ROAD 691), AS DESCRIBED IN SAID PETITION;

THENCE, ALONG SAID NORTHWESTERLY RIGHT-OF-WAY, NORTH 56°28’30” EAST, 68.12 FEET TO THE SOUTHERLY CORNER OF THE LAND DESCRIBED IN THE WARRANTY DEED TO THE UNITED STATES OF AMERICA BY DOCUMENT RECORDED NOVEMBER 20, 2008 AS INSTRUMENT NO. 0208180598, OFFICIAL RECORDS OF SAID COUNTY;

THENCE, ALONG THE SOUTHWESTERLY, NORTHWESTERLY, AND NORTHEASTERLY BOUNDARY OF SAID LAST MENTIONED DOCUMENT THE FOLLOWING COURSES:

NORTH 35°11’33” WEST, 3140.97 FEET;

NORTH 07°43’57” EAST, 857.89 FEET;

NORTH 55°43’57” EAST, 1755.70 FEET;

NORTH 40°08’33” EAST, 2300.95 FEET;

SOUTH 77°27’44” EAST, 2498.98 FEET;

AND SOUTH 42°51’40” EAST, 1589.02 FEET

TO THE NORTHWESTERLY RIGHT-OF-WAY OF SAID STATE ROUTE 223 (FORMERLY COUNTY ROAD 691), AS DESCRIBED IN SAID PETITION;

THENCE, ALONG SAID NORTHWESTERLY RIGHT-OF-WAY, NORTH 37°38’30 EAST, 2215.15 FEET; AND NORTH 34°26’31” EAST, 401.99 FEET TO THE SOUTHERLY LINE OF PARCEL 9A (AMENDED), AS DESCRIBED IN THE JUDGEMENT AND FINAL ORDER OF CONDEMNATION IN FAVOR OF THE STATE OF CALIFORNIA, A CERTIFIED COPY THEREOF BEING RECORDED JUNE 30, 1964 IN BOOK 3740, PAGE 495, OFICIAL RECORDS OF SAID COUNTY, BEING THE SOUTHERLY RIGHT-OF-WAY OF STATE ROUTE 58, AS SHOWN ON THE RIGHT-OF-WAY MAP FOR VI-KER-58 ON FILE IN THE OFFICE OF THE STATE OF CALIFORNIA DEPARTMENT OF TRANSPORTATION, DISTRICT 6;

THENCE, ALONG SAID SOUTHERLY RIGHT-OF-WAY, NORTH 34°02’18” EAST, 28.65 FEET; NORTH 55°57’43” WEST, 20.00 FEET; AND NORTH 34°02’18” EAST, 143.24 FEET TO THE SOUTHERLY CORNER OF PARCEL 1 AS RELINQUISHED TO THE COUNTY OF KERN BY DOCUMENT RECORDED NOVEMBER 25, 1964 IN BOOK 3788, PAGE 714, OFFICIAL RECORDS OF SAID COUNTY;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

THENCE, ALONG THE WESTERLY LINES OF SAID PARCEL 1, THE FOLLOWING COURSES:

NORTH 21°40’32” WEST, 26.63 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 99.99 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 34°02’19” WEST;

NORTHERLY 191.97 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 110°00’00”;

NORTH 54°02’17” EAST, 95.60 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 459.95 FEET;

NORTHEASTERLY 216.49 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 26°58’06”;

NORTH 27°04’12” EAST, 80.99 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHWESTERLY AND HAVING A RADIUS OF 159.98 FEET;

NORTHWESTERLY 317.70 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 113°47’01”;

AND NORTH 03°17’12” EAST, 80.00 FEET

TO THE NORTHERLY CORNER OF SAID PARCEL 1 RELINQUISHED; THENCE, ALONG SAID SOUTHERLY LINE OF PARCEL 9A (AMENDED) AND THE SOUTHERLY RIGHT-OF-WAY OF SAID STATE ROUTE 58, THE FOLLOWING COURSES:

NORTH 03°17’12” EAST, 27.18 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 5099.41 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 10°32’31” WEST;

WESTERLY 859.51 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 09°39’26”;

NORTH 69°48’03” WEST, 1274.29 FEET;

NORTH 74°33’52” WEST, 602.01 FEET;

NORTH 67°39’12” WEST, 400.23 FEET;

NORTH 66°09’35” WEST, 551.04 FEET;

NORTH 70°37’42” WEST, 550.00 FEET;

NORTH 67°05’37” WEST, 339.87 FEET;

NORTH 70°41’17” WEST, 1216.03 FEET;

NORTH 78°32’27” WEST, 475.68 FEET;

SOUTH 84°41’33” WEST, 649.84 FEET;

NORTH 65°04’38” WEST, 321.25 FEET;

NORTH 86°03’03” WEST, 149.98 FEET;

SOUTH 80°10’39” WEST, 525.04 FEET;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

NORTH 63°39’57” WEST, 306.09 FEET;

SOUTH 88°34’29” WEST, 194.69 FEET;

SOUTH 68°59’57” WEST, 250.99 FEET;

NORTH 82°24’14” WEST, 250.99 FEET;

SOUTH 78°01’13” WEST, 194.69 FEET;

SOUTH 53°23’33” WEST, 406.69 FEET;

SOUTH 75°50’20” WEST, 239.74 FEET;

NORTH 83°44’26” WEST, 228.22 FEET;

SOUTH 67°26’58” WEST, 192.03 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 2599.71 FEET;

WESTERLY 684.19 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 15°04’45”;

LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 78°43’27” WEST, 316.70 FEET;

NORTH 84°50’16” WEST, 474.08 FEET;

NORTH 76°37’54” WEST, 210.59 FEET;

SOUTH 86°04’11” WEST, 227.98 FEET;

NORTH 26°44’49” WEST, 145.97 FEET;

NORTH 63°26’42” WEST, 156.58 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 2599.69 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 24°36’51” WEST;

NORTHWESTERLY 519.61 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 11°27’07”;

NORTH 53°56’02” WEST, 200.30 FEET;

NORTH 84°53’51” WEST, 174.91 FEET;

NORTH 45°44’23” WEST, 631.37 FEET;

NORTH 88°55’34” WEST, 305.13 FEET;

NORTH 32°53’46” WEST, 348.17 FEET;

NORTH 53°56’02” WEST, 499.94 FEET;

NORTH 81°38’02” WEST, 225.86 FEET;

NORTH 65°52’41” WEST, 265.72 FEET;

NORTH 06°04’15” WEST, 283.17 FEET;

NORTH 53°56’02” WEST, 374.95 FEET;

NORTH 75°44’08” WEST, 269.23 FEET;

NORTH 37°42’48” WEST, 286.37 FEET;

NORTH 53°11’02” WEST, 344.69 FEET;

NORTH 68°33’15” WEST, 247.47 FEET;

NORTH 64°49’54” WEST, 358.22 FEET;

NORTH 66°37’25” WEST, 342.34 FEET;

NORTH 52°44’18” WEST, 278.93 FEET;

NORTH 83°16’10” WEST, 443.81 FEET;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

SOUTH 77°31’19” WEST, 211.29 FEET;

NORTH 54°13’19” WEST, 379.47 FEET;

NORTH 80°32’03” WEST, 339.73 FEET;

NORTH 82°21’53” WEST, 317.61 FEET;

NORTH 70°14’43” WEST, 205.35 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 5099.53 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 15°18’47” WEST;

NORTHWESTERLY 1733.84 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 19°28’50”;

LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 58°21’02” WEST, 151.82 FEET;

NORTH 50°33’11” WEST, 150.32 FEET;

NORTH 54°22’02” WEST, 749.93 FEET;

NORTH 73°39’25” WEST, 105.94 FEET;

NORTH 62°53’54” WEST, 303.33 FEET;

NORTH 39°26’08” WEST, 310.45 FEET;

NORTH 54°22’02” WEST, 399.96 FEET;

NORTH 66°54’24” WEST, 345.42 FEET;

NORTH 63°32’06” WEST, 370.29 FEET;

NORTH 31°45’13” WEST, 252.88 FEET;

NORTH 63°07’37” WEST, 496.20 FEET;

NORTH 72°02’53” WEST, 202.22 FEET;

NORTH 64°56’57” WEST, 400.08 FEET;

NORTH 55°55’22” WEST, 302.63 FEET;

NORTH 65°48’28” WEST, 500.35 FEET;

NORTH 57°48’24” WEST, 200.98 FEET;

NORTH 63°31’02” WEST, 1399.89 FEET;

NORTH 65°25’35” WEST, 600.29 FEET;

NORTH 64°14’00” WEST, 400.00 FEET;

AND NORTH 56°23’32” WEST, 130.56 FEET

TO THE SOUTHEASTERLY CORNER OF SAID LAND DESCRIBED TO THE COUNTY OF KERN FOR FREEWAY PURPOSES BY DOCUMENT RECORDED JUNE 8, 1973 IN BOOK 4789, PAGE 329, OFFICIAL RECORDS OF SAID COUNTY; THENCE; ALONG THE SOUTHERLY LINE OF SAID LAND ALONG THE FOLLOWING COURSES:

NORTH 64°40’47” WEST, 359.13 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHWESTERLY AND HAVING A RADIUS OF 2931.79 FEET;

NORTHWESTERLY 163.27 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 03°11’27” TO THE BEGINNING OF A COMPOUND CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 1431.90 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 22°07’45” EAST;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

NORTHWESTERLY 449.54 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 17°59’16”;

NORTH 85°51’32” WEST, 219.90 FEET;

SOUTH 54°43’05” WEST, 78.36 FEET;

SOUTH 01°12’10” WEST, 225.05 FEET;

AND NORTH 89°39’57” WEST, 55.00 FEET

TO THE POINT OF BEGINNING.

EXCEPT THEREFROM THAT PORTION OF SAID LAND GRANTED TO THE COUNTY OF KERN FOR HIGHWAY PURPOSES (BENA ROAD) BY DOCUMENT RECORDED FEBRUARY 18, 1918 IN BOOK 332, PAGE 134 OF DEEDS, IN THE OFFICE OF THE COUNTY RECORDER OF KERN COUNTY, LESS ANY PORTION THEREOF ABANDONED BY ORDER OF THE BOARD OF SUPERVISORS OF THE COUNTY OF KERN AS DESCRIBED IN THE RESOLUTION RECORDED AUGUST 22, 1962 AS INSTRUMENT NO. 49548 IN BOOK 3521, PAGE 853, OFFICIAL RECORDS OF SAID COUNTY;

ALSO EXCEPT THEREFROM THAT PORTION OF SAID LAND GRANTED TO THE STATE OF CALIFORNIA FOR HIGHWAY PURPOSES (BENA ROAD RELOCATED) BY DOCUMENT RECORDED DECEMBER 29, 1936 IN BOOK 664, PAGE 234, OFFICIAL RECORDS OF SAID COUNTY;

CONTAINING 7,752 ACRES, MORE OR LESS

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

PARCEL 3

BEGINNING AT THE MOST WESTERLY CORNER OF PARCEL 2 AS RELINQUISHED TO THE COUNTY OF KERN BY DOCUMENT RECORDED NOVEMBER 25, 1964 IN BOOK 3788, PAGE 714, OFFICIAL RECORDS OF SAID COUNTY, SAID CORNER BEING ON THE SOUTHERLY LINE OF PARCEL 9A (AMENDED), AS DESCRIBED IN THE JUDGEMENT AND FINAL ORDER OF CONDEMNATION IN FAVOR OF THE STATE OF CALIFORNIA, A CERTIFIED COPY THEREOF BEING RECORDED JUNE 30, 1964 IN BOOK 3740, PAGE 495, OFICIAL RECORDS OF SAID COUNTY, BEING THE SOUTHERLY RIGHT-OF-WAY OF STATE ROUTE 58, AS SHOWN ON THE RIGHT-OF-WAY MAP FOR Vl-KER-58 ON FILE IN THE OFFICE OF THE STATE OF CALIFORNIA DEPARTMENT OF TRANSPORTATION, DISTRICT 6;

THENCE, ALONG THE SOUTHERLY AND SOUTHEASTERLY LINES OF SAID PARCEL 2 RELINQUISHED, THE FOLLOWING COURSES:

NORTH 68°57’13” EAST, 209.62 FEET;

NORTH 69°25’17” EAST, 122.76 FEET;

NORTH 14°02’19” EAST, 64.99 FEET;

NORTH 02°13’43” EAST, 144.41 FEET;

NORTH 30°07’11” EAST, 116.25 FEET;

NORTH 37°22’45” EAST, 189.10 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 459.95 FEET;

NORTHEASTERLY 334.27 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 41°38’23”;

NORTH 10°58’51” WEST, 69.99 FEET

TO THE NORTHERLY CORNER OF SAID PARCEL 2 RELINQUISHED; THENCE, ALONG SAID SOUTHERLY LINE OF PARCEL 9A (AMENDED) AND THE SOUTHERLY RIGHT-OF-WAY OF SAID STATE ROUTE 58, THE FOLLOWING COURSES

NORTH 79°02’41” EAST, 507.52 FEET;

SOUTH 86°27’22” EAST, 33.72 FEET;

NORTH 03°18’13” EAST, 10.00 FEET;

AND SOUTH 86°41’49” EAST, 2847.49 FEET, MORE OR LESS,

TO THE SOUTHEASTERLY BOUNDARY OF SAID RANCHO EL TEJON; THENCE, ALONG SAID SOUTHEASTERLY BOUNDARY, SOUTH 48°01’22” WEST, 140.73 FEET TO THE SOUTHERLY LINE OF BENA ROAD (COUNTY ROAD NO. 2243 AND OLD STATE HIGHWAY 58), AS RELINQUISHED BY DOCUMENT RECORDED APRIL 21, 1961 IN BOOK 3371, PAGE 895, OFFICIAL RECORDS OF SAID COUNTY;

THENCE, ALONG SAID SOUTHERLY LINE THE FOLLOWING COURSES:

SOUTH 86°41’42” EAST, 49.55 FEET;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

SOUTH 86°41’49” EAST, 116.35 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 1950.01 FEET;

EASTERLY 613.75 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 18°02’00”;

SOUTH 68°39’49” EAST, 540.74 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 2050.01 FEET;

EASTERLY 487.79 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 13°38’00”;

NORTH 07°42’13” EAST, 10.00 FEET;

SOUTH 82°17’49” EAST, 829.30 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 1039.97 FEET;

EASTERLY 455.34 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 25°05’10” TO THE MOST WESTERLY CORNER OF THE LAND DESCRIBED TO THE STATE OF CALIFORNIA BY DOCUMENT RECORDED OCTOBER 18, 1955 IN BOOK 2503, PAGE 283, OFFICIAL RECORDS OF SAID COUNTY;

THENCE, ALONG THE SOUTHWESTERLY LINE OF SAID LAND, NORTH 72°09’53” EAST, 144.60 FEET; AND NORTH 64°15’03” EAST, 334.98 FEET TO THE NORTHWESTERLY CORNER OF PARCEL 1 OF PARCEL MAP NO. 8220, AS PER MAP FILED IN BOOK 39, PAGES 31 AND 32 OF PARCEL MAPS, RECORDS OF SAID COUNTY;

THENCE, ALONG THE WESTERLY LINES OF PARCELS 1, 2, AND 3 OF SAID PARCEL MAP, THE FOLLOWING COURSES:

SOUTH 52°34’57” EAST, 483.96 FEET;

SOUTH 32°48’56” EAST, 93.60 FEET;

SOUTH 10°04’05” WEST, 402.99 FEET;

AND SOUTH 07°18’46” WEST, 137.00 FEET;

THENCE, LEAVING SAID PARCEL LINE ALONG THE FOLLOWING COURSES:

NORTH 73°17’27” WEST, 146.00 FEET;

NORTH 83°39’50” WEST, 535.00 FEET;

SOUTH 59°01’36” WEST, 689.00 FEET;

SOUTH 44°59’47” WEST, 501.00 FEET;

SOUTH 52°07’22” WEST, 674.00 FEET;

SOUTH 39°48’04” WEST, 461.00 FEET;

SOUTH 63°25’43” WEST, 661.00 FEET;

SOUTH 82°52’43” WEST, 476.00 FEET;

SOUTH 74°04’17” WEST, 430.00 FEET;

SOUTH 53°36’59” WEST, 1395.00 FEET;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

SOUTH 57°31’36” WEST, 770.00 FEET;

SOUTH 70°20’53” WEST, 878.00 FEET;

SOUTH 66°48’09” WEST, 1800.00 FEET;

SOUTH 60°15’45” WEST, 477.00 FEET;

SOUTH 70°42’42” WEST, 1252.00 FEET;

SOUTH 75°58’14” WEST, 1948.00 FEET;

SOUTH 49°23’55” WEST, 544.00 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 5800.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 86°21’54” WEST;

SOUTHERLY 1848.67 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 18°15’44”;

LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 23°57’56” WEST, 582.01 FEET;

SOUTH 39°48’20” WEST, 468.00 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 1250.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 87°30’34” EAST;

SOUTHERLY 1075.90 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 49°18’57”;

SOUTH 51°48’23” WEST, 385.00 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 2225.00 FEET;

WESTERLY 1947.78 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 50°09’26”;

NORTH 78°02’11” WEST, 825.00 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 3700.00 FEET;

WESTERLY 1771.82 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 27°26’14”;

LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 45°22’28” WEST, 2489.03 FEET;

SOUTH 68°13’07” WEST, 1166.14 FEET;

NORTH 54°27’44” WEST, 508.25 FEET;

NORTH 39°48’20” WEST, 461.45 FEET;

AND NORTH 81°28’09” WEST, 259.91 FEET

TO THE SOUTHEASTERLY RIGHT-OF-WAY OF STATE ROUTE 223, AS DESCRIBED IN THE GRANT DEED TO THE STATE OF CALIFORNIA, RECORDED DECEMBER 18, 1956 IN BOOK 2704, PAGE 531, OFFICIAL RECORDS OF SAID COUNTY;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

THENCE, ALONG SAID RIGHT-OF-WAY THE FOLLOWING COURSES:

NORTH 31°55’08” EAST, 1174.74 FEET;

NORTH 39°15’55” EAST, 1007.48 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 3939.58 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 43°23’18” WEST;

NORTHEASTERLY 337.41 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 04°54’26”;

NORTH 51°31’08” EAST, 881.68 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 1339.86 FEET;

NORTHEASTERLY 818.47 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 35°00’00”;

LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 89°13’25” EAST, 423.74 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 1479.81 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 03°28’51” EAST;

NORTHEASTERLY 1330.13 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 51°30’02”;

LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 32°14’54” EAST, 413.74 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 1339.86 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 54°58’52” WEST;

NORTHEASTERLY 818.47 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 35°00’00”;

LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 66°04’56” EAST, 145.64 FEET;

AND NORTH 70°01’08” EAST, 797.92 FEET

TO THE SOUTHWESTERLY CORNER OF THE LAND DESCRIBED TO THE STATE OF CALIFORNIA BY DOCUMENT RECORDED AUGUST 23, 1957 IN BOOK 2834, PAGE 390, OFFICIAL RECORDS OF SAID COUNTY;

THENCE, ALONG THE SOUTHEASTERLY LINES OF SAID LAND AND SAID RIGHT-OF-WAY OF STATE ROUTE 223, THE FOLLOWING COURSES:

NORTH 70°01’08” EAST, 114.18 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 2049.78 FEET;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

NORTHEASTERLY 544.98 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 15°14’00”;

AND NORTH 54°47’08” EAST, 460.03 FEET TO THE MOST EASTERLY CORNER THEREOF;

THENCE, ALONG THE NORTHEASTERLY LINE OF SAID LAST MENTIONED LAND, NORTH 35°12’53” WEST, 49.98 FEET TO THE SOUTHEASTERLY RIGHT-OF-WAY OF STATE ROUTE 223 (FORMERLY COUNTY ROAD 691), AS DESCRIBED IN THE UNRECORDED PETITION FOR “ROAD NO. 691 - WHITE WOLF”, FILED AND ACCEPTED ON JULY 12, 1926, ON FILE IN THE OFFICE OF THE COUNTY SURVEYOR OF SAID COUNTY;

THENCE, ALONG SAID SOUTHEASTERLY RIGHT-OF-WAY, THE FOLLOWING COURSES:

NORTH 56°28’30” EAST, 688.66 FEET;

NORTH 57°44’32” EAST, 514.07 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 1029.88 FEET;

NORTHEASTERLY 140.21 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 07°48’01”;

NORTH 49°56’31” EAST, 1923.15 TO THE BEGINNING OF A CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 829.90 FEET;

NORTHEASTERLY 155.47 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 10°44’01”;

NORTH 39°12’30” EAST, 1176.42 FEET;

NORTH 42°29’30” EAST, 2045.12 FEET;

NORTH 37°38’30” EAST, 2219.37 FEET;

AND NORTH 34°26’29” EAST, 404.09 FEET

TO THE MOST SOUTHERLY CORNER OF SAID PARCEL 9A (AMENDED), BEING A POINT ON THE SOUTHERLY RIGHT-OF-WAY OF SAID STATE ROUTE 58;

THENCE, ALONG THE SOUTHERLY LINE OF SAID PARCEL 9A AND SAID STATE ROUTE 58, NORTH 68°57’13” EAST, 34.94 FEET TO THE POINT OF BEGINNING.

EXCEPT THEREFROM THAT PORTION OF SAID LAND GRANTED TO THE COUNTY OF KERN FOR HIGHWAY PURPOSES (BENA ROAD) BY DOCUMENT RECORDED FEBRUARY 18, 1918 IN BOOK 332, PAGE 134 OF DEEDS, IN THE OFFICE OF THE COUNTY RECORDER OF KERN COUNTY, LESS ANY PORTION THEREOF ABANDONED BY ORDER OF THE BOARD OF SUPERVISORS OF THE COUNTY OF KERN AS DESCRIBED IN THE RESOLUTION RECORDED AUGUST 22, 1962 AS INSTRUMENT NO. 49548 IN BOOK 3521, PAGE 853, OFFICIAL RECORDS OF SAID COUNTY;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

ALSO EXCEPT THEREFROM THAT PORTION OF SAID LAND GRANTED TO THE STATE OF CALIFORNIA FOR HIGHWAY PURPOSES (BENA ROAD RELOCATED) BY DOCUMENT RECORDED DECEMBER 29, 1936 IN BOOK 664, PAGE 234, OFFICIAL RECORDS OF SAID COUNTY;

CONTAINING 1,386 ACRES, MORE OR LESS

PARCEL 4

BEGINNING AT THE SOUTHWEST CORNER OF PARCEL “C-94” AS SHOWN ON A RECORD OF SURVEY FILED IN BOOK 10, PAGE 117 OF RECORD OF SURVEYS, IN THE OFFICE OF THE COUNTY RECORDER OF SAID COUNTY;

THENCE, ALONG THE SOUTHERLY LINE OF SAID PARCEL “C-94”, SOUTH 89°52’26” EAST, 1853.51 FEET TO THE NORTHWESTERLY CORNER OF PARCEL “A-2” OF THE LAND DESCRIBED IN THE DEED RECORDED JULY 11, 2005 AS INSTRUMENT NO. 0205178043, OFFICIAL RECORDS OF SAID COUNTY;

THENCE, ALONG THE WESTERLY, SOUTHERLY, AND EASTERLY LINES OF SAID PARCEL “A-2” ALONG THE FOLLOWING COURSES:

SOUTH 00°09’10” WEST, 1130.67 FEET;

SOUTH 89°50’36” EAST, 823.00 FEET;

SOUTH 00°08’26” WEST, 815.25 FEET;

SOUTH 89°50’50” EAST, 2268.42 FEET;

NORTH 19°51’07” WEST, 425.17 FEET;

AND NORTH 00°29’33” EAST, 1545.38 FEET

TO POINT ‘A’ AS DESCRIBED THEREIN, SAID POINT BEING ON THE SOUTHERLY RIGHT-OF-WAY OF STATE ROUTE 223 (FORMERLY COUNTY ROAD 691), AS DESCRIBED IN THE UNRECORDED PETITION FOR “ROAD NO. 691 - WHITE WOLF”, FILED AND ACCEPTED ON JULY 12, 1926, ON FILE IN THE OFFICE OF THE COUNTY SURVEYOR OF SAID COUNTY;

THENCE, ALONG SAID RIGHT-OF-WAY THE FOLLOWING COURSES:

SOUTH 89°51’36” EAST, 2739.69 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 2029.76 FEET;

NORTHEASTERLY 1482.87 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 41°51’30”;

NORTH 48°16’54” EAST, 1120.55 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 1469.82 FEET;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

NORTHEASTERLY 619.10 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 24°08’00”;

NORTH 72°24’54” EAST, 1606.32 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 2029.76 FEET;

NORTHEASTERLY 625.86 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 17°40’00”;

NORTH 54°44’54” EAST, 706.85 FEET TO THE SOUTHWESTERLY RIGHT-OF-WAY OF SAID STATE ROUTE 223, AS DESCRIBED IN THE GRANT DEED TO THE STATE OF CALIFORNIA, RECORDED DECEMBER 18, 1956 IN BOOK 2704, PAGE 531, OFFICIAL RECORDS OF SAID COUNTY;

THENCE, ALONG SAID SOUTHWESTERLY RIGHT-OF-WAY, SOUTH 35°34’55” EAST, 19.99 FEET TO THE SOUTHEASTERLY RIGHT-OF-WAY OF SAID STATE ROUTE 223, AS DESCRIBED IN SAID DOCUMENT;

THENCE, ALONG SAID SOUTHEASTERLY RIGHT-OF-WAY THE FOLLOWING COURSES:

NORTH 54°25’08” EAST, 183.48 FEET TO THE BEGINNING OF A CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 2949.70;

NORTHEASTERLY 1193.52 FEET-ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 23°11’00”;

NORTH 77°36’08” EAST, 2302.39 FEET;

NORTH 81°43’11” EAST, 696.29 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 1499.84 FEET;

NORTHEASTERLY 1135.37 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 43°22’21”;

THENCE, LEAVING SAID RIGHT-OF-WAY ON A NON-TANGENT COURSE, SOUTH 14°02’11” EAST, 393.30 FEET;

THENCE, SOUTH 01°24’19” WEST, 861.45 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 1975.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 10°49’12” WEST;

THENCE, EASTERLY 1222.81 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 35°28’28” TO THE SOUTHEASTERLY BOUNDARY OF SAID RANCHO EL TEJON;

THENCE, ALONG SAID BOUNDARY, SOUTH 47°33’38” WEST, 3538.00 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 950.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 12°31’20” EAST;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

THENCE, LEAVING SAID BOUNDARY, WESTERLY 900.58 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 54°18’54” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 250.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 41°47’34” EAST;

THENCE, WESTERLY 183.28 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 42°00’15” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 1525.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 00°12’41” EAST;

THENCE, WESTERLY 598.25 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 22°28’37” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 915.00 FEET, A RADIAL LINE TO SAID CURVE BEARS S 22°15’56” EAST;

THENCE, WESTERLY 264.79 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 16°34’51” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 750.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 05°41’05” WEST;

THENCE, SOUTHWESTERLY 685.84 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 52°23’40” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 550.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 58°04’45” EAST;

THENCE, SOUTHWESTERLY 498.52 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 51°55’58” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 275.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 06°08’47” WEST;

THENCE, SOUTHWESTERLY 351.77 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 73°17’26” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 120.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 79°26’13” EAST;

THENCE, SOUTHWESTERLY 173.88 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 83°01’26” TO THE BEGINNING OF A COMPOUND CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 2000.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 03°35’13” WEST;

THENCE, WESTERLY 568.06 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 16°16’25” TO THE BEGINNING OF A COMPOUND CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 270.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 19°51’38” WEST;

THENCE, NORTHWESTERLY 293.29 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 62°14’18” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHWESTERLY AND HAVING A RADIUS OF 265.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 82°05’56” EAST;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

THENCE, NORTHWESTERLY 426.78 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 92°16’30” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 250.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 10°10’34” EAST;

THENCE, WESTERLY 205.20 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 47°01’43” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHWESTERLY AND HAVING A RADIUS OF 720.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 36°51’09” EAST;

THENCE, NORTHWESTERLY 349.39 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 27°48’13” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 320.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 09°02’56” WEST;

THENCE, NORTHWESTERLY 402.24 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 72°01’12” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHWESTERLY AND HAVING A RADIUS OF 540.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 81°04’08” EAST;

THENCE, NORTHWESTERLY 676.69 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 71°47’55” TO THE BEGINNING OF A COMPOUND CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 2900.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 09°16’13” EAST;

THENCE, WESTERLY 899.62 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 17°46’26” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 2200.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 08°30’13” EAST;

THENCE, WESTERLY 647.42 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 16°51’40” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 520.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 08°21’27” EAST;

THENCE, SOUTHWESTERLY 637.76 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 70°16’16” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 1200.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 61°54’49” EAST;

THENCE, SOUTHWESTERLY 1362.30 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 65°02’42”; THENCE, ALONG THE FOLLOWING DESCRIBED COURSES:

NORTH 86°52’07” WEST, 195.00 FEET;

NORTH 89°51’36” WEST, 180.00 FEET;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

SOUTH 86°48’53” WEST, 170.15 FEET;

SOUTH 21°02’15” WEST, 836.00 FEET;

SOUTH 03°10’47” WEST, 1201.00 FEET;

AND NORTH 74°54’42” EAST, 400.00 FEET

TO THE BEGINNING OF A CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 2220.00 FEET; THENCE, EASTERLY 1988.21 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 51°18’49” TO THE BEGINNING OF A COMPOUND CURVE, CONCAVE SOUTHWESTERLY AND HAVING A RADIUS OF 950.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 36°13’21” EAST;

THENCE, SOUTHEASTERLY 870.56 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 52°30’16” TO THE BEGINNING OF A COMPOUND CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 70.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 88°43’37” WEST;

THENCE, WESTERLY 186.35 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 152°31’32” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 285.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 61°15’09” EAST;

THENCE, WESTERLY 419.18 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 84°16’14” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 2840.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 23°01’05” EAST;

THENCE, SOUTHWESTERLY 598.06 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 12°03’56” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 1000.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 10°57’09” WEST;

THENCE, SOUTHWESTERLY 989.60 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 56°42’00” TO THE BEGINNING OF A COMPOUND CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 155.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 67°39’09” WEST;

THENCE, SOUTHEASTERLY 339.20 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 125°23’05” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 145.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 13°02’14” WEST;

THENCE, EASTERLY, SOUTHERLY, AND WESTERLY 554.23 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 219°00’00” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 250.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 25°57’46” EAST;

THENCE, WESTERLY 362.05 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 82°58’32” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHWESTERLY AND HAVING A RADIUS OF 1880.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 57°00’46” EAST;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

THENCE, SOUTHWESTERLY 529.60 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 16°08’25” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 820.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 40°52’21” WEST;

THENCE, SOUTHERLY 755.01 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 52°45’16” TO THE BEGINNING OF A COMPOUND CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 195.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 86°22’23” WEST;

THENCE, EASTERLY 450.10 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 132°15’00” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 1500.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 45°52’37” WEST;

THENCE, NORTHEASTERLY 855.08 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 32°39’42” TO THE BEGINNING OF A COMPOUND CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 117.50 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 13°12’55” WEST;

THENCE, SOUTHERLY 328.69 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 160°16’29”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, SOUTH 07°40’24” EAST, 185.00 FEET TO THE BEGINNING OF A CURVE, CONCAVE EASTERLY AND HAVING A RADIUS OF 600.00 FEET;

THENCE, SOUTHERLY 442.93 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 42°17’48” TO THE BEGINNING OF A COMPOUND CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 325.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 40°01’48” WEST;

THENCE, EASTERLY 285.72 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 50°22’17” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 90.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 10°20’29” WEST;

THENCE, EASTERLY, SOUTHERLY, AND WESTERLY 325.95 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 207°30’29” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 700.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 17°10’00” EAST;

THENCE, WESTERLY 362.50 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 29°40’15” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF. 400.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 12°30’15” EAST;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

THENCE, WESTERLY 232.35 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 33°16’55” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 220.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 20°46’40” EAST;

THENCE, SOUTHWESTERLY 517.48 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 134°46’12” TO THE BEGINNING OF A COMPOUND CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 285.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 66°00’28” WEST;

THENCE, SOUTHEASTERLY 447.68 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 90°00’00” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 310.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 23°59’32” WEST;

THENCE, EASTERLY 353.00 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 65°14’34” TO THE SOUTHEASTERLY BOUNDARY OF SAID RANCHO EL TEJON;

THENCE, ALONG SAID BOUNDARY, SOUTH 47°33’38” WEST, 1089.00 FEET; AND SOUTH 23°28’23” WEST, 2444.00 FEET TO THE BEGINNING OF A NON-TANGENT CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 330.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 16°02’50” EAST;

THENCE, NORTHWESTERLY 591.66 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 102°43’36” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 1480.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 86°40’46” EAST;

THENCE, NORTHERLY 792.08 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 30°39’51” TO THE BEGINNING OF A COMPOUND CURVE, CONCAVE SOUTHWESTERLY AND HAVING A RADIUS OF 665.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 56°00’55” EAST;

THENCE, NORTHWESTERLY 485.14 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 41°47’57” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 500.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 14°12’58” WEST;

THENCE, NORTHWESTERLY 357.67 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 40°59’08” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHWESTERLY AND HAVING A RADIUS OF 715.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 55°12’06” EAST;

THENCE, NORTHWESTERLY 543.20 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 43°31’43” TO THE BEGINNING OF A COMPOUND CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 510.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 11°40’23” EAST;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

THENCE, WESTERLY 501.47 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 56°20’15” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 395.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 44°39’52” EAST;

THENCE, WESTERLY 528.54 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 76°39’56” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHEASTERLY AND HAVING A RADIUS OF 210.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 32°00’04” EAST;

THENCE, SOUTHWESTERLY 540.21 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 147°23’24” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 175.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 64°36’40” EAST;

THENCE, SOUTHERLY 274.89 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 90°00’00”; THENCE, SOUTH 64°36’40” WEST, 405.00 FEET TO THE BEGINNING OF A CURVE, CONCAVE NORTHERLY AND HAVING A RADIUS OF 640.00 FEET;

THENCE, WESTERLY 911.64 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 81°36’52” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 650.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 56°13’32” EAST;

THENCE, WESTERLY 879.31 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 77°30’31” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 245.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 21°16’59” EAST;

THENCE, NORTHWESTERLY 577.09 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 134°57’33” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 241.50 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 66°19’26” EAST;

THENCE, NORTHERLY 442.48 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 104°58’38” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 450.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 08°41’56” WEST;

THENCE, NORTHWESTERLY 249.26 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 31°44’14” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHERLY AND HAVING A RADIUS OF 825.00 FEET, A RADIAL LINE TO SAID CURVE BEARS NORTH 40°26’11” EAST;

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

THENCE, WESTERLY 731.21 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 50°46’55” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 155.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 10°20’44” EAST;

THENCE, NORTHWESTERLY 300.25 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 110°59’16” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE SOUTHWESTERLY AND HAVING A RADIUS OF 300.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 79°21’28” EAST;

THENCE, NORTHWESTERLY 580.00 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 110°46’17” TO THE BEGINNING OF A REVERSE CURVE, CONCAVE NORTHEASTERLY AND HAVING A RADIUS OF 185.00 FEET, A RADIAL LINE TO SAID CURVE BEARS SOUTH 10°07’45” EAST;

THENCE, NORTHWESTERLY 418.64 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 129°39’25”;

THENCE, NORTH 29°31’40” EAST, 304.90 FEET TO THE BEGINNING OF A CURVE, CONCAVE WESTERLY AND HAVING A RADIUS OF 3300.00 FEET; THENCE, NORTHERLY 881.58 FEET ALONG SAID CURVE THROUGH A CENTRAL ANGLE OF 15°18’23”;

THENCE, LEAVING SAID CURVE ON A NON-TANGENT COURSE, NORTH 89°40’16” WEST,

120.00 FEET;

THENCE, NORTH 38°23’48” WEST, 177.00 FEET TO THE EASTERLY LINE OF SAID PARCEL MAP NO. 426; THENCE, ALONG SAID EASTERLY LINE, NORTH 00°19’44” EAST, 5182.00 FEET TO THE NORTHEASTERLY CORNER THEREOF, AS SHOWN ON SAID MAP;

THENCE, NORTH 12°20’39” WEST, 4.06 FEET TO THE POINT OF BEGINNING.

EXCEPT THEREFROM THAT PORTION OF SAID LAND DESCRIBED AS PARCEL ‘B’ OF SAID INSTRUMENT NO. 0205 178043, OFFICIAL RECORDS OF SAID COUNTY.

CONTAINING 1,898 ACRES, MORE OR LESS

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH – WHITE WOLF ACQUISITION AREA

BEARINGS AND DISTANCES SHOWN HEREON ARE BASED ON THE CALIFORNIA COORDINATE SYSTEM (CCS 83) ZONE V, NAD 83 (1991.35 EPOCH ADJUSTMENT).

ALL DISTANCES SHOWN ARE “GRID”. TO OBTAIN “GROUND” DISTANCES, MULTIPLY GRID DISTANCES BY THE COMBINED FACTOR 1.000224630.

ALSO AS SHOWN ON EXHIBIT “A-1” ATTACHED HERETO AND BY THIS REFERENCE MADE A PART HEREOF.

SUBJECT TO COVENANTS, CONDITIONS, RESTRICTIONS, RESERVATIONS, EASEMENTS AND RIGHTS-OF-WAY OF RECORD, IF ANY.

THIS LEGAL DESCRIPTION HAS BEEN PREPARED FOR AGREEMENT PURPOSES ONLY AND IS NOT INTENDED FOR USE IN THE CONVEYANCE, FINANCING OR LEASING OF LAND EXCEPT AS PROVIDED FOR IN THE SUBDIVISION MAP ACT OF THE STATE OF CALIFORNIA.

PREPARED BY:	PROACTIVE ENGINEERING CONSULTANTS UNDER THE DIRECTION OF:

RAY E. MANSUR, PLS 7185 REGISTRATION EXPIRES 12/31/11
November 22, 2010 J.N. 06.045.001

BEING PORTIONS OF: THE RANCHO EL TEJON, AS DESCRIBED IN BOOK 2, PAGE 24 OF PATENTS; AND SECTIONS 3, 4, 8, 9, 17, AND 18 OF T 31 S, R 31 E. MDM, IN THE UNINCORPORATED TERRITORY OF THE COUNTY OF KERN, STATE OF CALIFORNIA

SCALE: 1"=7,000'
PM 8936
PM 5193
PARCEL 1
± 4,464 AC.
PARCEL 2
± 7,752 AC.
PARCEL 3
± 1,386 AC.
PARCEL 4
± 1,898 AC.
T 30 S
T 31 S
VI-KER-58
RANCHO EL TEJON
STATE ROUTE 223
RS 9-146
RS 9/7
RS 10-117
RS 10/95
PM 426
TR 3957
SE'LY BDY RANCHO EL TEJON
R 31 E
R 30 E
OR 0208180598

INDEX AND VICINITY MAP

\# INDICATES SHEET NO.

PROFESSIONAL LAND SURVEYOR
RAY E. MANSUR
EXP. 12-31-11
NO. 7185
STATE OF CALIFORNIA

RAY E. MANSUR, PLS 7185
License Expires 12/31/11

PROACTIVE
ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"
TEJON RANCH
WHITE WOLF ACQUISITION AREA

Z:\06.045.000_TEJONPRESERVE\SURVEY\DRAWINGS\AA-1_WHITEWOLF_LEGAL-EX-A1.DWG	DATE: 11/22/10	J.N. 06.045.001	SHEET 1 OF 17

PM 8936
21
PM 5193
P.O.B.
PARCEL 1
28
C1
C2
C3
C4
C5
C6
C7
C8
C9
C10
N10°08'18"W (PRC)
S13°58'24"W (PRC)
N31°18'15"W (PRC)
N82°15'13"W (PRC)
N04°55'47"E (PRC)
N15°59'17"W (R)
N86°34'23"W (PRC)
N17°10'27"E (PCC)
N00°15'31"E 4538.00'
N16°33'02"W (PCC)
N83°07'24"W (PRC)
RANCHO EL TEJON
STATE ROUTE 58 PER DOCUMENTS RECORDED: 6/30/1964 IN BK. 3740, PG. 495; 6/8/1973 IN BK. 4789, PG. 329; AND 6/8/1973 IN BK. 4789, PG. 322, ALL OF OFFICIAL RECORDS.
L102
L101
L100
L99
C29
L98
C28
L97
L96
L95
L94
L93
L92
L91
L90
L89
L88
L87
L86
L85
L84
L83
L82
L81
L80
L79
L78
L77
L76
L75
L74
L73
L72
L71
L70
L69
L68
L67
L66
L65
L64
L63
PARCEL 1
± 4,464 AC.
PARCEL 2
VI-KER-58
SEE SHEET 3

LINE TABLE		
NO.	BEARING	DISTANCE
L63	N60°40'31"W	582.46'
L64	S83°45'19"W	363.03'
L65	N65°18'42"W	285.62'
L66	S69°43'15"W	161.24'
L67	N68°20'22"W	469.78'
L68	N87°18'40"W	424.04'
L69	N67°48'41"W	587.60'
L70	N57°06'04"W	245.60'
L71	N65°54'59"W	245.60'
L72	N55°29'48"W	692.27'
L73	N50°33'10"W	450.96'
L74	N61°12'36"W	251.77'
L75	N54°22'02"W	949.91'
L76	N13°49'56"E	269.24'
L77	N54°22'02"W	99.99'
L78	S71°10'12"W	86.01'
L79	N59°35'51"W	359.58'
L80	N85°38'25"W	177.82'
L81	N16°06'40"W	213.77'
L82	S62°55'49"W	191.13'
L83	N69°03'06"W	459.08'
L84	N58°45'13"W	301.01'
L85	N64°28'20"W	300.01'
L86	N74°49'37"W	101.97'
L87	N63°31'02"W	599.94'
L88	N48°08'26"W	207.41'
L89	N75°55'30"W	255.96'
L90	N54°59'11"W	202.22'
L91	N66°03'44"W	450.41'
L92	N52°12'27"W	331.42'
L93	N76°30'43"W	333.52'

LINE TABLE CONTINUED		
NO.	BEARING	DISTANCE
L94	N61°36'29"W	300.15'
L95	N64°07'13"W	949.98'
L96	N63°31'02"W	8.82'
L97	N58°38'54"W	385.87'
L98	N46°52'38"W	418.00'
L99	N62°40'37"W	20.47'
L100	N41°12'44"W	77.06'
L101	N00°20'03"E	235.06'
L102	N89°39'57"W	55.00'

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C1	2350.00'	33°09'44"	1360.16'
C2	600.00'	76°15'10"	798.52'
C3	685.00'	103°33'55"	1238.18'
C4	3550.00'	24°06'42"	1493.94'
C5	2900.00'	45°16'39"	2291.70'
C6	5000.00'	14°45'13"	1287.50'
C7	780.00'	114°17'49"	1555.99'
C8	1250.00'	92°49'00"	2024.95'
C9	1370.00'	91°56'49"	2198.54'
C28	1931.86'	11°46'16"	396.89'
C29	867.94'	15°47'59"	239.34'

N

SCALE: 1"=2,000'

PROACTIVE ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"
TEJON RANCH
WHITE WOLF ACQUISITION AREA

Z:\06.045.000_TEJONPRESERVE\SURVEY\DRAWINGS\AA-1_WHITEWOLF_LEGAL-EX-A1.DWG

DATE: 11/22/10 | J.N. 06.045.001 | SHEET 2 OF 17

LINE TABLE		
NO.	BEARING	DISTANCE
L1	S85°04'46"E	1233.78'

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C10	1730.00'	150°43'33"	4551.05'
C11	1875.00'	58°46'11"	1923.23'
C12	1400.00'	102°19'06"	2500.11'
C13	1800.00'	127°52'01"	4017.06'
C14	5000.00'	8°44'16"	762.51'
C15	1300.00'	45°54'44"	1041.72'
C16	500.00'	111°33'25"	973.52'
C17	1600.00'	115°18'18"	3219.92'
C18	1875.00'	55°49'36"	1826.92'

SEE SHEET 2
N53°50'57"W (PRC)
C10
C11
L1
C12
N72°45'40"W (PRC)
BOUNDARY EXCEPTION FOR BENA RD. PER COUNTY DEDICATION RECORDED 2/18/1918 IN BK. 332, PG. 134 OF DEEDS AND STATE HWY DEDICATION RECORDED 12/29/1936 IN BK. 664, PG. 234 OF OFFICIAL RECORDS.
C13
S20°37'41"E (PCC)
C14
N29°21'57"W (PRC)
C15
C16
N16°32'47"E (PCC)
N51°53'48"W (PRC)
RANCHO EL TEJON
PARCEL 1
± 4,464 AC.
C17
S12°47'54"W (PCC)
C18
SCALE: 1"=2,000'
SEE SHEET 4
N43°01'42"W (PRC)
L62 L61 L60 L59 L57 L56 L55 L54 L53 L52 L51 L50 L49 L48 L47 L46 L45 L44 L43 L42 L41 L40 L39 L38 L37 L36 L35 L34 L33 L32 L31 L30 L29 L28 L27 L24 L23 L22 L21 L20 L19 L18 L17
VI-KER-58
PARCEL 2

LINE TABLE CONTINUED		
NO.	BEARING	DISTANCE
L17	N51°40'43"W	578.64'
L18	N66°22'02"W	250.42'
L19	S77°10'31"W	357.77'
L20	N61°49'00"W	503.87'
L21	N84°44'18"W	432.53'
L22	N70°45'17"W	421.36'
L23	N78°25'13"W	435.76'
L24	S73°19'11"W	454.07'
L27	N80°20'23"W	150.73'
L28	N25°06'18"W	205.89'
L29	N86°03'03"W	249.97'
L30	S57°14'33"W	319.13'
L31	N83°46'58"W	553.25'

LINE TABLE CONTINUED		
NO.	BEARING	DISTANCE
L32	S67°54'18"W	503.37'
L33	S79°48'02"W	206.71'
L34	S66°55'48"W	361.65'
L35	S75°04'17"W	301.54'
L36	S58°42'37"W	248.51'
L37	S75°04'49"W	431.36'
L38	N81°33'32"W	245.37'
L39	N87°09'31"W	558.99'
L40	N76°50'43"W	280.01'
L41	N54°31'57"W	192.54'
L42	N64°20'20"W	273.15'
L43	N55°14'15"W	317.22'
L44	N80°53'15"W	308.83'
L45	N53°56'02"W	174.98'
L46	N45°52'15"W	605.92'

LINE TABLE CONTINUED		
NO.	BEARING	DISTANCE
L47	N81°54'50"W	181.16'
L48	N44°44'42"W	344.38'
L49	N53°56'02"W	139.98'
L50	N80°29'55"W	122.97'
L51	N53°56'02"W	184.98'
L52	N22°48'40"W	309.52'
L53	N77°53'47"W	393.90'
L54	N53°56'02"W	299.96'
L55	N31°13'51"W	531.09'
L56	N65°14'37"W	152.94'
L57	N88°51'34"W	306.99'
L58	OMITTED	
L59	N58°04'52"W	560.66'
L60	N55°32'05"W	309.72'
L61	N66°23'20"W	308.33'
L62	N80°18'13"W	208.64'

PROACTIVE ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"

TEJON RANCH

WHITE WOLF ACQUISITION AREA

Z:\06.045.000_TEJONPRESERVE\SURVEY\DRAWINGS\A-1_WHITEWOLF_LEGAL-EX-A1.DWG

DATE: 11/22/10 | J.N. 06.045.001 | SHEET 3 OF 17

27
BOUNDARY EXCEPTION FOR SOUTHERN PACIFIC RAILROAD PER DOCUMENT RECORDED 1/31/1876 IN BK. 5, PG. 206 OF DEEDS AS PER SOUTHERN PACIFIC COMPANY RIGHT OF WAY AND TRACK MAP V-52/7.
N89°49'23"E 4382.35'
S39°57'52"E 2050.41'
CORNER #15 RANCHO EL TEJON
RANCHO EL TEJON
N01°09'47"W 2770.11'
3
N43°01'42"W (PRC)
C19
S89°59'43"E 1144.36'
S53°52'04"W (PRC)
C20
SEE SHEET
S44°55'45"E (R)
PARCEL 1
± 4,464 AC.
S48°02'12"W 7687.87'
S'ELY BDY RANCHO EL TEJON
36
T 30 S
T 31 S
N09°38'46"E (R)
S04°54'35"W (R)
N10°56'03"W (R)
L15
L14
L13
L16
L12
C27
C26
L11
L7
L6
L5
L4
L8
C25
L3
C24
L2
L10
L9
3
PARCEL 2
STATE ROUTE 233
PARCEL 3
VI-KER-58
STATE ROUTE 58 PER DOCUMENT RECORDED 6/30/1964 IN BK. 3740, PG. 495 OF OFFICIAL RECORDS.
BOUNDARY EXCEPTION FOR BENA RD. PER COUNTY DEDICATION RECORDED 2/18/1918 IN BK. 332, PG. 134 OF DEEDS AND STATE HWY DEDICATION RECORDED 12/29/1936 IN BK. 664, PG. 234 OF OFFICIAL RECORDS.

LINE TABLE

NO.	BEARING	DISTANCE
L2	N87°07'03"W	1237.99'
L3	N83°29'28"W	72.06'
L4	N60°50'41"W	543.03'
L5	N85°13'43"W	100.04'
L6	N25°13'41"W	83.13'
L7	N85°13'43"W	30.00'
L8	S34°46'19"W	83.13'
L9	N85°13'43"W	203.24'
L10	N79°21'48"W	226.73'
L11	S80°48'16"W	197.64'
L12	N69°48'03"W	1174.30'
L13	N64°57'51"W	652.24'
L14	N74°05'24"W	401.07'
L15	N76°55'34"W	201.54'
L16	N69°48'03"W	849.90'

CURVE TABLE

NO.	RADIUS	DELTA	LENGTH
C19	2000.00'	96°53'46"	3382.31'
C20	1925.00'	98°47'49"	3319.34'
C21	OMITTED		
C22	OMITTED		
C23	OMITTED		
C24	3099.65'	6°45'49"	365.91'
C25	599.93'	20°23'47"	213.57'
C26	924.90'	35°31'48"	573.54'
C27	4899.43'	15°17'22"	1307.42'

SCALE: 1"=2,000'

PROACTIVE ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"
TEJON RANCH
WHITE WOLF ACQUISITION AREA

Z:\06.045.000_TEJONPRESERVE\SURVEY\DRAWINGS\A-1_WHITEWOLF_LEGAL-EX-A1.DWG

DATE: 11/22/10 | J.N. 06.045.001 | SHEET 4 OF 17

PARCEL 1
P.O.B.
PARCEL 2
VI-KER-58
28
S00°20'03"W
3087.76'
SEE SHEET 11
S89°42'59"E
2640.25'
C-41
10570.62'
PARCEL 2
± 7,752 AC.
C-36
T 30 S
T 31 S
C-28
RS 9/146
S00°21'22"W
RANCHO EL TEJON
C-22
S89°48'59"E
2640.05'
S89°48'59"E
2640.05'
C-17
C-16
SEE SHEET 6
SCALE: 1"=2,000'

PROACTIVE ENGINEERING CONSULTANTS
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1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"
TEJON RANCH
WHITE WOLF ACQUISITION AREA

Z:\06.045.000_TEJONPRESERVE\SURVEY\DRAWINGS\AA-1_WHITEWOLF_LEGAL-EX-A1.DWG

DATE: 11/22/10 | J.N. 06.045.001 | SHEET 5 OF 17

SEE SHEET 5
C-22
S89°48'59"E
2640.05'
C-17
C-16
C-13
C-12
13347.42'
C-9
C-8
S00°21'29"W
RS 9/146
RANCHO EL TEJON
PARCEL 2
± 7,752 AC.
C-N
C-5
C-4
STATE ROUTE 223 (FORMERLY COUNTY ROAD 691) PER DOCUMENTS RECORDED 12/18/1956 IN BK. 2704, PG. 531 AND 8/23/1957 IN BK. 2834, PG. 390, BOTH OF OFFICIAL RECORDS.
L113
L112
L111
L110
L109
L108
C-2
C-1
C33
L107
L106
L105
C32
N89°24'13"W
5280.09'
L104
PARCEL 4
C-R
RS 10-117
S00°21'20"W
2570.97'
C31
L103
STATE ROUTE 223 (FORMERLY COUNTY ROAD 691) PER UNRECORDED PETITION AND BOND DATED 7/12/1926.
S89°51'36"E
2258.51'
C30
SEE SHEET 7
SCALE: 1"=2,000'

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C30	1969.76'	41°51'30"	1439.04'
C31	1529.82'	24°08'00"	644.37'
C32	1969.76'	17°40'00"	607.36'
C33	3049.69'	23°11'00"	1233.98'

LINE TABLE		
NO.	BEARING	DISTANCE
L103	N48°16'54"E	1120.55'
L104	N72°24'54"E	1606.32'
L105	N54°44'54"E	706.50'
L106	N35°34'55"W	19.99'
L107	N54°25'08"E	183.48'
L108	N77°36'08"E	2302.39'
L109	N71°01'55"E	699.08'
L110	N72°06'56"E	464.82'
L111	N44°25'04"E	566.97'
L112	N31°55'08"E	639.11'
L113	N23°47'19"E	353.51'

PROACTIVE
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1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"
TEJON RANCH
WHITE WOLF ACQUISITION AREA

Z:\06.045.000_TEJONPRESERVE\SURVEY\DRAWINGS\AA-1_WHITEWOLF_LEGAL-EX-A1.DWG

DATE: 11/22/10 | J.N. 06.045.001 | SHEET 6 OF 17

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C34	4069.56'	19°36'00"	1392.13'
C35	1469.85'	35°00'00"	897.88'
C36	1349.86'	23°59'22"	565.18'
C37	1449.85'	35°00'01"	885.67'
C38	1949.84'	15°14'00"	518.39'

LINE TABLE		
NO.	BEARING	DISTANCE
L114	N35°43'59"E	901.90'
L115	N31°55'08"E	349.96'
L116	N02°40'10"E	143.25'
L117	N31°55'08"E	474.95'
L118	N36°16'45"E	1052.17'
L119	N51°31'08"E	881.68'
L120	N85°09'56"E	423.38'
L121	N75°23'30"E	635.46'
L122	N35°01'08"E	413.25'
L123	N70°01'08"E	1057.40'
L124	N54°47'08"E	460.03'
L125	N35°13'18"W	10.02'
L126	N56°28'30"E	68.12'

BOUNDARY EXCEPTION FOR BENA RD. (SEE SHEET 8)
STATE ROUTE 223 (FORMERLY COUNTY ROAD 691) PER UNRECORDED PETITION AND BOND DATED 7/12/1926.
PARCEL 2
± 7,752 AC.
S77°27'44"E 2498.98'
N40°08'33"E 2300.95'
S42°51'40"E 1589.02'
N55°43'57"E 1755.70'
N07°43'57"E 857.89'
NAP
BAKERSFIELD NATIONAL CEMETERY
OR 02081B059B
N35°11'33"W 3140.97'
SEE SHEET 8
L126
L125
L124
C38
L123
RANCHO EL TEJON
S30°59'29"E (R)
C36
C37
L122
L121
L120
C35
L119
PARCEL 3
SE'LY BDY RANCHO EL TEJON
N58°04'52"W (R)
C34
L118
L117
L116
L115
L114
SEE SHEET 6
18
STATE ROUTE 223 (FORMERLY COUNTY ROAD 691) PER DOCUMENTS RECORDED 12/18/1956 IN BK. 2704, PG. 531 AND 8/23/1957 IN BK. 2834, PG. 390, BOTH OF OFFICIAL RECORDS.
N

SCALE: 1"=2,000'

PROACTIVE
ENGINEERING CONSULTANTS
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1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"
TEJON RANCH
WHITE WOLF ACQUISITION AREA

Z:\06.045.000_TEJONPRESERVE\SURVEY\DRAWINGS\AA-1_WHITEWOLF_LEGAL-EX-A1.DWG

DATE: 11/22/10	J.N. 06.045.001	SHEET 7 OF 17

SEE SHEET 9
PARCEL 1
VI-KER-58
STATE ROUTE 58 PER DOCUMENTS RECORDED: 6/30/1964 IN BK. 3740, PG. 495; 6/8/1973 IN BK. 4789, PG. 329; AND 6/8/1973 IN BK. 4789, PG. 322, ALL OF OFFICIAL RECORDS.
L143
L144
L142
L141
L140
L139
L138
L137
L136
L135
C42
S10°32'31"W (R)
L134
C41
BOUNDARY EXCEPTION FOR BENA RD. PER COUNTY DEDICATION RECORDED 2/18/1918 IN BK. 332, PG. 134 OF DEEDS AND STATE HWY DEDICATION RECORDED 12/29/1936 IN BK. 664, PG. 234 OF OFFICIAL RECORDS.
S35°57'42"E (R)
80.00'
C39
L131
L130
L129
L128
L127
L133
C40
L132
PARCEL 2
± 7,752 AC.
S34°02'19"W (R)
RANCHO EL TEJON
N37°38'30"E 2215.15'
PARCEL 3
S42°51'40"E 1589.02'
SEE SHEET 7
STATE ROUTE 223 (FORMERLY COUNTY ROAD 691) PER UNRECORDED PETITION AND BOND DATED 7/12/1926.
SCALE: 1"=1,000'

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C39	99.99'	110°00'00"	191.97'
C40	459.95'	26°58'06"	216.49'
C41	159.98'	113°47'01"	317.70'
C42	5099.41'	9°39'26"	859.51'

LINE TABLE		
NO.	BEARING	DISTANCE
L127	N34°26'31"E	401.99'
L128	N34°02'18"E	28.65'
L129	N55°57'43"W	20.00'
L130	N34°02'18"E	143.24'
L131	N21°40'32"W	26.63'
L132	N54°02'17"E	95.60'
L133	N27°04'12"E	80.99'
L134	N03°17'12"E	107.18'
L135	N69°48'03"W	1274.29'
L136	N74°33'52"W	602.01'
L137	N67°39'12"W	400.23'
L138	N66°09'35"W	551.04'
L139	N70°37'42"W	550.00'
L140	N67°05'37"W	339.87'
L141	N70°41'17"W	1216.03'
L142	N78°32'27"W	283.96'
L143	N78°32'27"W	191.72'
L144	S84°41'33"W	649.84'

PROACTIVE
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1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"

TEJON RANCH

WHITE WOLF ACQUISITION AREA

Z:\06.045.000_TEJONPRESERVE\SURVEY\DRAWINGS\AA-1_WHITEWOLF_LEGAL-EX-A1.DWG

DATE: 11/22/10 | J.N. 06.045.001 | SHEET 8 OF 17

LINE TABLE		
NO.	BEARING	DISTANCE
L145	N65°04'38"W	321.25'
L146	N86°03'03"W	149.98'
L147	S80°10'39"W	525.04'
L148	N63°39'57"W	306.09'
L149	S88°34'29"W	194.69'
L150	S68°59'57"W	250.99'
L151	N82°24'14"W	250.99'
L152	S78°01'13"W	194.69'
L153	S53°23'33"W	406.69'
L154	S75°50'20"W	239.74'
L155	N83°44'26"W	228.22'
L156	S67°26'58"W	192.03'
L157	S78°43'27"W	316.70'
L158	N84°50'16"W	474.08'
L159	N76°37'54"W	210.59'
L160	S86°04'11"W	227.98'
L161	N26°44'49"W	145.97'
L162	N63°26'42"W	156.58'
L163	N53°56'02"W	200.30'
L164	N84°53'51"W	174.91'
L165	N45°44'23"W	631.37'
L166	N88°55'34"W	305.13'

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C43	2599.71'	15°04'45"	684.19'
C44	2599.69'	11°27'07"	519.61'

BOUNDARY EXCEPTION FOR BENA RD. PER COUNTY DEDICATION RECORDED 2/18/1918 IN BK. 332, PG. 134 OF DEEDS AND STATE HWY DEDICATION RECORDED 12/29/1936 IN BK. 664, PG. 234 OF OFFICIAL RECORDS.
PARCEL 1
VI-KER-58
STATE ROUTE 58 PER DOCUMENTS RECORDED: 6/30/1964 IN BK. 3740, PG. 495; 6/8/1973 IN BK. 4789, PG. 329; AND 6/8/1973 IN BK. 4789, PG. 322, ALL OF OFFICIAL RECORDS.
SEE SHEET 10
SEE SHEET 8
L145
L146
L147
L148
L149
L150
L151
L152
L153
L154
L155
L156
L157
L158
L159
L160
L161
L162
L163
L164
L165
L166
C43
C44
S24°36'51"W (R)
PARCEL 2
± 7,752 AC.
RANCHO EL TEJON
N
SCALE: 1"=1,000'

PROACTIVE
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1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"
TEJON RANCH
WHITE WOLF ACQUISITION AREA

Z:\06.045.000_TEJONPRESERVE\SURVEY\DRAWINGS\AA-1_WHITEWOLF_LEGAL-EX-A1.DWG

DATE: 11/22/10 | J.N. 06.045.001 | SHEET 9 OF 17

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C45	5099.53'	19°28'50"	1733.84'

LINE TABLE		
NO.	BEARING	DISTANCE
L167	N32°53'46"W	348.17'
L168	N53°56'02"W	499.94'
L169	N81°38'02"W	225.86'
L170	N65°52'41"W	265.72'
L171	N06°04'15"W	283.17'
L172	N53°56'02"W	374.95'
L173	N75°44'08"W	269.23'
L174	N37°42'48"W	286.37'
L175	N53°11'02"W	344.69'
L177	N68°33'15"W	247.47'
L178	N64°49'54"W	358.22'
L179	N66°37'25"W	342.34'
L180	N52°44'18"W	278.93'
L181	N83°16'10"W	443.81'
L182	S77°31'19"W	211.29'
L183	N54°13'19"W	379.47'
L184	N80°32'03"W	339.73'
L185	N82°21'53"W	317.61'
L186	N70°14'43"W	205.35'
L187	N58°21'02"W	151.82'
L188	N50°33'11"W	150.32'

SEE SHEET 11
PARCEL 1
S15°18'47"W (R)
L187
L188
C45
L186
L185
L184
L183
L181
L180
L182
L179
L178
L177
L175
L174
L173
L172
L171
L170
L169
L168
L167
VI-KER-58
STATE ROUTE 58 PER DOCUMENTS RECORDED: 6/30/1964 IN BK. 3740, PG. 495; 6/8/1973 IN BK. 4789, PG. 329; AND 6/8/1973 IN BK. 4789, PG. 322, ALL OF OFFICIAL RECORDS.
PARCEL 2
± 7,752 AC.
RANCHO EL TEJON
SEE SHEET 9
N
SCALE: 1"=1,000'

PROACTIVE
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1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"
TEJON RANCH
WHITE WOLF ACQUISITION AREA

Z:\06.045.000_TEJONPRESERVE\SURVEY\DRAWINGS\AA-1_WHITEWOLF_LEGAL-EX-A1.DWG

DATE: 11/22/10 | J.N. 06.045.001 | SHEET 10 OF 17

POB PARCEL 2
PARCEL 1
VI–KER–58
STATE ROUTE 58 PER DOCUMENTS RECORDED: 6/30/1964 IN BK. 3740, PG. 495; 6/8/1973 IN BK. 4789, PG. 329; AND 6/8/1973 IN BK. 4789, PG. 322, ALL OF OFFICIAL RECORDS.
C47
L209
L210
L211
L212
C46
N22°07'44"E (PCC)
L208
L207
L206
L205
L203
L202
L201
L200
L199
L198
L197
L196
L195
L194
L193
L192
L191
L190
L189
PARCEL 2
± 7,752 AC.
SEE SHEET 5
SEE SHEET 10

LINE TABLE		
NO.	BEARING	DISTANCE
L189	N54°22'02"W	749.93'
L190	N73°39'25"W	105.94'
L191	N62°53'54"W	303.33'
L192	N39°26'08"W	310.45'
L193	N54°22'02"W	399.96'
L194	N66°54'24"W	345.42'
L195	N63°32'06"W	370.29'
L196	N31°45'13"W	252.88'
L197	N63°07'37"W	496.20'
L198	N72°02'53"W	202.22'
L199	N64°56'57"W	400.08'
L200	N55°55'22"W	302.63'
L201	N65°48'28"W	500.35'
L202	N57°48'24"W	200.98'
L203	N63°31'02"W	1399.89'
L204	OMITTED	
L205	N65°25'35"W	600.29'
L206	N64°14'00"W	400.00'
L207	N56°23'32"W	130.56'
L208	N64°40'47"W	359.13'
L209	N85°51'32"W	219.90'
L210	S54°43'05"W	78.36'
L211	S01°12'10"W	225.05'
L212	N89°39'57"W	55.00'

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C46	2931.79'	3°11'27"	163.27'
C47	1431.90'	17°59'16"	449.54'

RANCHO EL TEJON

SCALE: 1"=1,000'

PROACTIVE ENGINEERING CONSULTANTS
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1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"
TEJON RANCH
WHITE WOLF ACQUISITION AREA

Z:\06.045.000_TEJONPRESERVE\SURVEY\DRAWINGS\A-1_WHITEWOLF_LEGAL-EX-A1.DWG

DATE: 11/22/10 | J.N. 06.045.001 | SHEET 11 OF 17

PARCEL 1
VI-KER-58
BOUNDARY EXCEPTION FOR BENA RD. (SEE SHEET 8)
OR 2503/283
S07°15'02"W (R)
PARCEL 2
POB PARCEL 3
PARCEL 3
± 1,386 AC.
N68°57'13"E 34.94'
OR 02081B0598
SE'LY BDY RANCHO EL TEJON
SEE SHEET 13
PM 8220
PM 5152
PM 6758
PM 7510
PM 6940
PM 7551
PM 7011
L213 L214 L215 L216 L217 L218 L219 L220 L221 L222 L223 L224 L225 L226 L227 L228 L229 L230 L231 L232 L233 L234 L235 L236 L237 L238 L239 L240 L241 L242 L243 L244 L245 L246 L247 L248 L249 L250 L277 L278 L279
C48 C49 C50 C51
3 4 8 9 10
SEE SHEET 18

LINE TABLE

NO.	BEARING	DISTANCE
L213	N68°57'13"E	174.68
L214	N69°25'17"E	122.76'
L215	N14°02'19"E	64.99'
L216	N02°13'43"E	144.41'
L217	N30°07'11"E	116.25'
L218	N37°22'45"E	189.10'
L219	N10°58'51"W	69.99'
L220	N79°02'41"E	507.52'
L221	S86°27'22"E	33.72'
L222	N03°18'13"E	10.00'
L223	S86°41'49"E	2847.49'
L224	S48°01'22"W	140.73'
L225	S86°41'42"E	49.55'
L226	S86°41'49"E	116.35'
L227	S68°39'49"E	540.74'
L228	N07°42'13"E	10.00'
L229	S82°17'49"E	829.30'
L230	N72°09'53"E	144.60'
L231	N64°15'03"E	334.98'
L232	S52°34'57"E	483.96'
L233	S32°48'56"E	93.60'
L234	S10°04'05"W	402.99'
L235	S07°18'46"W	137.00'
L236	N73°17'27"W	146.00'
L237	N83°39'50"W	535.00'
L238	S59°01'36"W	689.00'

CURVE TABLE

NO.	RADIUS	DELTA	LENGTH
C48	459.95'	41°38'23"	334.27'
C49	1950.01'	18°02'00"	613.75'
C50	2050.01'	13°38'00"	487.79'
C51	1039.97'	25°05'10"	455.34'

LINE TABLE CONTINUED

NO.	BEARING	DISTANCE
L239	S44°59'47"W	501.00'
L240	S52°07'22"W	674.00'
L241	S39°48'04"W	461.00'
L242	S63°25'43"W	661.00'
L243	S82°52'43"W	476.00'
L244	S74°04'17"W	430.00'
L245	S53°36'59"W	1395.00'
L246	S57°31'36"W	770.00'
L247	S70°20'53"W	878.00'
L248	S66°48'09"W	1800.00'
L249	S60°15'45"W	477.00'
L250	S70°42'42"W	1252.00'
L277	N42°29'30"E	2045.12'
L278	N37°38'30"E	2219.37'
L279	N34°26'29"E	404.09'

SCALE: 1"=2,000'

PROACTIVE ENGINEERING CONSULTANTS
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1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"

TEJON RANCH

WHITE WOLF ACQUISITION AREA

Z:\06.045.000_TEJONPRESERVE\SURVEY\DRAWINGS\A-1_WHITEWOLF_LEGAL-EX-A1.DWG

DATE: 11/22/10 | J.N. 06.045.001 | SHEET 12 OF 17

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C52	5800.00'	18°15'44"	1848.67'
C53	1250.00'	49°18'57"	1075.90'
C54	2225.00'	50°09'26"	1947.78'
C55	3700.00'	27°26'14"	1771.82'
C56	3939.58'	4°54'26"	337.41'
C57	1339.86'	35°00'00"	818.47'
C58	1479.81'	51°30'02"	1330.13'
C59	1339.86'	35°00'00"	818.47'
C60	2049.78'	15°14'00"	544.98'
C61	1029.88'	7°48'01"	140.21'
C62	829.90'	10°44'01"	155.47'

SEE SHEET 12
NAP
BAKERSFIELD NATIONAL CEMETERY
OR 0208180588
RANCHO EL TEJON
N54°58'52"W (R)
STATE ROUTE 223 (FORMERLY COUNTY ROAD 691) PER DOCUMENTS RECORDED 12/18/1956 IN BK. 2704, PG. 531 AND 8/23/1957 IN BK. 2834, PG. 390, BOTH OF OFFICIAL RECORDS.
N43°23'18"W (R)
PARCEL 2
PARCEL 3
± 1,386 AC.
S03°28'51"E (R)
N86°21'54"W (R)
S87°30'34"E (R)
8
17
18
SE'LY BDY RANCHO EL TEJON
L251
L252
L253
L254
L255
L256
L257
L258
L259
L260
L261
L262
L263
L264
L265
L266
L267
L268
L269
L270
L271
L272
L273
L274
L275
L276
C52
C53
C54
C55
C56
C57
C58
C59
C60
C61
C62
SEE SHEET 14

LINE TABLE		
NO.	BEARING	DISTANCE
L251	S75°58'14"W	1948.00'
L252	S49°23'55"W	544.00'
L253	S23°57'56"W	582.01'
L254	S39°48'20"W	468.00'
L255	S51°48'23"W	385.00'
L256	N78°02'11"W	825.00'
L257	S45°22'28"W	2489.03'
L258	S68°13'07"W	1166.14'
L259	N54°27'44"W	508.25'
L260	N39°48'20"W	461.45'
L261	N81°28'09"W	259.91'
L262	N31°55'08"E	1174.74'
L263	N39°15'55"E	1007.48'

LINE TABLE		
NO.	BEARING	DISTANCE
L264	N51°31'08"E	881.68'
L265	N89°13'25"E	423.74'
L266	N32°14'54"E	413.74'
L267	N66°04'56"E	145.64'
L268	N70°01'08"E	797.92'
L269	N70°01'08"E	114.18'
L270	N54°47'08"E	460.03'
L271	N35°12'53"W	49.98'
L272	N56°28'30"E	198.98'
L273	N56°28'30"E	489.68'
L274	N57°44'32"E	514.07'
L275	N49°56'31"E	1923.15'
L276	N39°12'30"E	1176.42'

SCALE: 1"=2,000'

PROACTIVE
ENGINEERING CONSULTANTS
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1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"
TEJON RANCH
WHITE WOLF ACQUISITION AREA

Z:\06.045.000_TEJONPRESERVE\SURVEY\DRAWINGS\AA-1_WHITEWOLF_LEGAL-EX-A1.DWG

DATE: 11/22/10 | J.N. 06.045.001 | SHEET 13 OF 17

RS 10/117
C-94
C-R
SEE BELOW LEFT
S89°52'26"E
1853.51'
POINT 'A'
L286
C64
C63
POB
PARCEL 4
L280
PARCEL A-2
OR 0205178043
L284
L285
STATE ROUTE 223 (FORMERLY COUNTY ROAD 691) PER UNRECORDED PETITION AND BOND DATED 7/12/1926.
PM 426
L281
L282
L283
2268.42'
S89°50'50"E
PARCEL 4
± 1,898 AC.
SEE SHEET 17
STATE ROUTE 223 (FORMERLY COUNTY ROAD 691) PER DOCUMENTS RECORDED 12/18/1956 IN BK. 2704, PG. 531 AND 8/23/1957 IN BK. 2834, PG. 390, BOTH OF OFFICIAL RECORDS.
L293
S12°23'52"E (R)
L294
C68
L291
L292
C67
C66
L290
L289
L288
PARCEL 4
± 1,898 AC.
N10°49'12"W (R)
S47°33'38"W
3538.00'
SEE UPPER RIGHT
L287
C65
SE'LY BDY RANCHO EL TEJON
SEE SHEET 15

LINE TABLE		
NO.	BEARING	DISTANCE
L280	S00°09'10"W	1130.67'
L281	S89°50'36"E	823.00'
L282	S00°08'26"W	815.25'
L283	N19°51'07"W	425.17'
L284	N00°29'33"E	1545.38'
L285	S89°51'36"E	2739.69'
L286	N48°16'54"E	1120.55'
L287	N72°24'54"E	1606.32'
L288	N54°44'54"E	706.85'
L289	S35°34'55"E	19.99'
L290	N54°25'08"E	183.48'
L291	N77°36'08"E	2302.39'
L292	N81°43'11"E	696.29'
L293	S14°02'11"E	393.30'
L294	S01°24'19"W	861.45'

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C63	2029.76'	41°51'30"	1482.87'
C64	1469.82'	24°08'00"	619.10'
C65	2029.76'	17°40'00"	625.86'
C66	2949.70'	23°11'00"	1193.52'
C67	1499.84'	43°22'21"	1135.37'
C68	1975.00'	35°28'28"	1222.81'

SCALE: 1"=2,000'

PROACTIVE
ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"
TEJON RANCH
WHITE WOLF ACQUISITION AREA

Z:\06.045.000_TEJONPRESERVE\SURVEY\DRAWINGS\AA-1_WHITEWOLF_LEGAL-EX-A1.DWG

DATE: 11/22/10 | J.N. 06.045.001 | SHEET 14 OF 17

SEE BELOW RIGHT
N09°16'13"E (R)
C84
S08°30'13"E (R)
C83
S09°02'56"W (R)
PARCEL 4
± 1,898 AC.
N81°04'08"E (R)
C82
C81
S10°10'34"E (R)
S58°04'45"E (R)
C73
S22°15'56"E (R)
S41°47'34"E (R)
N12°31'20"E (R)
C69
SEE SHEET 14
C71
C70
C72
N36°51'09"E (R)
C80
C79
N82°05'56"E (R)
S79°26'13"E (R)
C75
C74
N05°41'05"W (R)
N00°12'41"E (R)
C78
C77
C76
N06°08'47"W (R)
S19°51'38"W (R)
S03°35'13"W (R)
SE'LY BDY RANCHO EL TEJON
SEE ABOVE LEFT
STATE ROUTE 223 (FORMERLY COUNTY ROAD 691) PER UNRECORDED PETITION AND BOND DATED 7/12/1926.
PARCEL 4
± 1,898 AC.
S61°54'49"E (R)
C86
C85
N08°21'27"E (R)
S08°30'13"E (R)
C87
L295
L296
L297
L298
N.A.P.
L299
L300
L=1988.21'
Δ=51°18'49"
R=2220.00'
PARCEL 4
± 1,898 AC.
SEE SHEET 16
N
SCALE: 1"=1,000'

LINE TABLE		
NO.	BEARING	DISTANCE
L295	N86°52'07"W	195.00'
L296	N89°51'36"W	180.00'
L297	S86°48'53"W	170.15'
L298	S21°02'15"W	836.00'
L299	S03°10'47"W	1201.00'
L300	N74°54'42"E	400.00'

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C69	950.00'	54°18'54"	900.58'
C70	250.00'	42°00'15"	183.28'
C71	1525.00'	22°28'37"	598.25'
C72	915.00'	16°34'51"	264.79'
C73	750.00'	52°23'40"	685.84'
C74	550.00'	51°55'58"	498.52'
C75	275.00'	73°17'26"	351.77'
C76	120.00'	83°01'26"	173.88'
C77	2000.00'	16°16'25"	568.06'
C78	270.00'	62°14'18"	293.29'
C79	265.00'	92°16'30"	426.78'
C80	250.00'	47°01'43"	205.20'
C81	720.00'	27°48'13"	349.39'
C82	320.00'	72°01'12"	402.24'
C83	540.00'	71°47'55"	676.69'
C84	2900.00'	17°46'26"	899.62'
C85	2200.00'	16°51'40"	647.42'
C86	520.00'	70°16'16"	637.76'
C87	1200.00'	65°02'42"	1362.30'

PROACTIVE
ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"
TEJON RANCH
WHITE WOLF ACQUISITION AREA

Z:\06.045.000_TEJONPRESERVE\SURVEY\DRAWINGS\A4-1_WHITEWOLF_LEGAL-EX-A1.DWG

DATE: 11/22/10 | J.N. 06.045.001 | SHEET 15 OF 17

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C88	950.00'	52°30'16"	870.56'
C89	70.00'	152°31'32"	186.35'
C90	285.00'	84°16'14"	419.18'
C91	2840.00'	12°03'56"	598.06'
C92	1000.00'	56°42'00"	989.60'
C93	155.00'	125°23'05"	339.20'
C94	145.00'	219°00'00"	554.23'
C95	250.00'	82°58'32"	362.05'
C96	1880.00'	16°08'25"	529.60'
C97	820.00'	52°45'16"	755.01'
C98	195.00'	132°15'00"	450.10'
C99	1500.00'	32°39'42"	855.08'
C100	117.50'	160°16'29"	328.69'
C101	600.00'	42°17'48"	442.93'
C102	325.00'	50°22'17"	285.72'
C103	90.00'	207°30'29"	325.95'
C104	700.00'	29°40'15"	362.50'
C105	400.00'	33°16'55"	232.35'
C106	220.00'	134°46'12"	517.48'
C107	285.00'	90°00'00"	447.68'
C108	310.00'	65°14'34"	353.00'
C109	330.00'	102°43'36"	591.66'
C110	1480.00'	30°39'51"	792.08'
C111	665.00'	41°47'57"	485.14'
C112	500.00'	40°59'08"	357.67'
C113	715.00'	43°31'43"	543.20'
C114	510.00'	56°20'15"	501.47'
C115	395.00'	76°39'56"	528.54'
C116	210.00'	147°23'24"	540.21'
C117	175.00'	90°00'00"	274.89'

LINE TABLE CONTINUED		
NO.	BEARING	DISTANCE
L301	S07°40'24"E	185.00'

SEE SHEET 15
N36°13'21"E (R)
S88°43'37"W (R)
S23°01'05"E (R)
N61°15'09"E (R)
N10°57'09"W (R)
N67°39'09"W (R)
N13°02'14"W (R)
S57°00'46"E (R)
N40°52'21"W (R)
N25°57'46"E (R)
N13°12'55"W (R)
S40°01'48"W (R)
N10°20'29"W (R)
S86°22'23"W (R)
N45°52'37"W (R)
SE'LY BDY RANCHO EL TEJON
N17°10'00"E (R)
N20°46'40"E (R)
S66°00'28"W (R)
S12°30'15"E (R)
N23°59'32"W (R)
RANCHO EL TEJON
PARCEL 4
± 1,898 AC.
S47°33'38"W
1089.00'
S44°39'52"E (R)
N11°40'23"E (R)
N32°00'04"E (R)
S14°12'58"W (R)
N55°12'06"E (R)
N64°36'40"E (R)
S64°36'40"W
405.00'
SEE SHEET 17
N56°00'55"E (R)
S23°28'23"W
2444.00'
N86°40'46"E (R)
S16°02'50"E (R)
34
SCALE: 1"=1,000'

PROACTIVE ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"

TEJON RANCH

WHITE WOLF ACQUISITION AREA

Z:\06.045.000_TEJONPRESERVE\SURVEY\DRAWINGS\AA-1_WHITEWOLF_LEGAL-EX-A1.DWG

DATE: 11/22/10 | J.N. 06.045.001 | SHEET 16 OF 17

SEE SHEET 14
POB PARCEL 4
N12°20'39"W
4.06'
PM 426
5182.00'
BOUNDARY EXCEPTION FOR PARCEL 'B' PER DOCUMENT 0205178043, O.R.
PM 426
N00°19'44"E
L304
L303
RANCHO EL TEJON
C127
PARCEL 4
± 1,898 AC.
L302
S10°07'45"E (R)
C125
C126
S79°21'28"E (R)
S08°41'56"W (R)
C124
C123
C121
S10°20'44"E (R)
N40°26'11"E (R)
C122
S66°19'26"E (R)
S21°16'59"E (R)
C119
C120
SEE SHEET 16
N56°13'32"E (R)
C118
N
SCALE: 1"=1,000'

LINE TABLE		
NO.	BEARING	DISTANCE
L302	N29°31'40"E	304.90'
L303	N89°40'16"W	120.00'
L304	N38°23'48"W	177.00'

CURVE TABLE			
NO.	RADIUS	DELTA	LENGTH
C118	640.00'	81°36'52"	911.64'
C119	650.00'	77°30'31"	879.31'
C120	245.00'	134°57'33"	577.09'
C121	241.50'	104°58'38"	442.48'
C122	450.00'	31°44'14"	249.26'
C123	825.00'	50°46'55"	731.21'
C124	155.00'	110°59'16"	300.25'
C125	300.00'	110°46'17"	580.00'
C126	185.00'	129°39'25"	418.64'
C127	3300.00'	15°18'23"	881.58'

PROACTIVE ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"
TEJON RANCH
WHITE WOLF ACQUISITION AREA

Z:\06.045.000_TEJONPRESERVE\SURVEY\DRAWINGS\AA-1_WHITEWOLF_LEGAL-EX-A1.DWG

DATE: 11/22/10 | J.N. 06.045.001 | SHEET 17 OF 17

EXHIBIT B

Depiction of Easement Property

[attached]

Exhibit B

LEGEND
Acquisition Area
White Wolf
Approx. 15,500 Acres
223
58
Key Map
0
0.5
1
2
Miles

Depiction of Acquisition Area White Wolf

EXHIBIT B

EXHIBIT C

Depiction of Tejon Ranch and Conserved Lands

[attached]

Exhibit C

58
223
99
5
138
Kern County
Los Angeles County
Kern County
Ventura County
Acquisition Area
Dedicated Conservation Easement Area

Depiction of Tejon Ranch & Conserved Lands

EXHIBIT C

EXHIBIT D

Depiction of Designated Areas

[attached]

Exhibit D

LEGEND
Designated Mining Area - Approx. 277 Acres
Future Mining Envelope - Approx. 2,500 Acres
(Up to 800 acres of Future Mining Envelope may be designated as Designated Mining Area)
Acquisition Area
58
58
223
White Wolf
Approx. 15,500 Acres
Key Map
0
0.5
1
2
Miles

Depiction of Designated Areas

EXHIBIT D

EXHIBIT E

Depiction of Development Areas

[attached]

Exhibit E

58
Bakersfield National Cemetery
Approx. 500 Acres
223
LEGEND
Development Areas
99
5
Tejon Industrial Complex
Approx. 1,400 Acres
Grapevine
Approx. 15,700 Acres
TRC Headquarters
Approx. 425 Acres
Tejon Mountain Village
Approx. 28,300 Acres
Kern County
Los Angeles County
Kern County
Ventura County
138
Centennial
Approx. 12,400 Acres
N
0 0.5 1 2 3 4 5
Miles

Depiction of Development Areas

EXHIBIT E

EXHIBIT F

Depiction of Disturbance Areas

[attached]

Exhibit F

LEGEND
Disturbance Areas
Acquisition Area
58
58
223
See Exhibit F-1
White Wolf
Approx. 15,500 Acres
Key Map
N
0
0.5
1
2
Miles

Depiction of Disturbance Areas

EXHIBIT F

LEGEND
Current Disturbance
Disturbance Areas
Tejon Ranch Boundary
58
Tejon Ranch Boundary
Key Map
0
500
1,000
Feet
2,000
N

Disturbance Area A

EXHIBIT F-1

EXHIBIT G

Access Procedure Agreement

This Exhibit G sets forth the procedures for Grantee’s entry on and access to the Easement Property to (a) conduct monitoring inspections and tests and other non-invasive activities as may be reasonably appropriate for the purpose of evaluating and monitoring the Conservation Values of the Easement Property, (b) monitor Grantor’s compliance with the terms of this Conservation Easement, and (c) conduct field inspections and engage in other non-invasive activities in connection with planning for and preparation of the RWMP and the Public Access Plan (collectively, “Routine Monitoring Activities”). Routine Monitoring Activities do not include (i) any overnight entry or access not specifically provided for in the RWMP, (ii) any entry or access by third parties, including, but not limited to, the Third Party Beneficiary, WCB, and contractors and non-employee agents of Grantee, the Third Party Beneficiary or WCB, (iii) any activity defined as a “Conservation Activity” in Section 7(b) of the Conservation Easement, or (iv) any entry or access to the Easement Property by Grantee for a purpose not described in the preceding sentence.

1. Access Procedure.

(a) All entry on and access to the Easement Property pursuant to this Exhibit G shall (A) be at reasonable times (except in cases where Grantee reasonably determines that immediate entry on the Easement Property is required in accordance with Section 7(a)(1) of the Conservation Easement), (B) be in accordance with Grantor’s then-current, reasonable requirements for entry on the Easement Property, and (C) not unreasonably interfere with Grantor’s authorized use and quiet enjoyment of the Easement Property. In addition, any invasive testing to be performed as part of a Routine Monitoring Activity shall be conducted in accordance with Grantor’s then-current, reasonable invasive testing requirements and procedures. Grantor shall have the right to have one (1) or more representatives accompany Grantee during any entry on and period of access to the Easement Property.

(b) If Grantee desires to enter on and access the Easement Property for a Routine Monitoring Activity, then Grantee shall provide Grantor with an Access Notice at least forty-eight (48) hours prior to the date Grantee desires to enter on the Easement Property. For all access proposed pursuant to this Exhibit G, Grantee shall prominently indicate on the Access Notice that the access is for a Routine Monitoring Activity and requires prompt consideration by Grantor. In addition, Grantor may, from time to time, specify a particular address or other method of delivery, in addition to the notice addresses set forth in Section 18 of the Conservation Easement, to which Grantee shall deliver all Access Notices sent pursuant to this Exhibit G. If, in Grantor’s reasonable determination, any activity described in the Access Notice does not constitute a Routine Monitoring Activity or there are operational, safety or other reasonable impediments to the entry and access proposed by Grantee, then Grantor may respond, either verbally or in writing, to Grantee within such forty-eight (48) hour period to identify such concerns or impediments in reasonable detail, and the Parties shall cooperate with one another to address Grantor’s concerns about the proposed activities and to develop a reasonable schedule and manner of entry on and access to the Easement Property that reasonably addresses the impediments identified by Grantor.

Exhibit G, Page 1

2. Meet-and-Confer. In order to help facilitate the Parties’ scheduling processes, at the request of either Party, the Parties shall meet and confer approximately once per quarter or more frequently as needed (on such date and at such time and venue mutually acceptable to the Parties) regarding Grantee’s proposed schedule of Routine Monitoring Activities for the upcoming quarter so that Grantor may attempt to identify potential impediments prior to Grantee’s delivery of an Access Notice (each such meeting, a “Quarterly Meeting”). The Parties may elect to conduct such Quarterly Meeting by telephone or online audio-visual conferencing software.

3. Conservation Easement. Any entry on and access to the Easement Property not otherwise defined as a Routine Monitoring Activity shall be subject to the access provisions of the Conservation Easement, including, but not limited to, Section 7 therein.

Exhibit G, Page 2

EXHIBIT H

List of Assessor’s Parcel Numbers

179-050-08 (ptn)	503-030-11 (ptn)
179-050-09 (ptn)	503-030-12 (ptn)
179-090-02	503-030-18 (ptn)
179-090-03 (ptn)	503-050-01 (ptn)
179-090-04	503-050-02 (ptn)
179-030-05	503-050-10 (ptn)
179-090-11	503-060-19
179-090-13	503-060-21
179-090-14	503-060-22 (ptn)
179-180-18	503-060-23 (ptn)
179-180-21	504-010-01
179-190-01 (ptn)	504-010-08 (ptn)
179-190-02 (ptn)	504-020-04
179-190-03 (ptn)	504-020-05
179-190-10	504-020-06
179-190-11	504-020-07 (ptn)
179-190-14 (ptn)	504-020-08
179-190-15 (ptn)	504-020-09
179-190-16 (ptn)	504-020-10 (ptn)
179-190-17	504-020-12 (ptn)
503-010-04	504-020-13
503-010-07	504-020-16
503-010-08	504-020-18
503-010-09	504-020-20
503-010-10	504-020-22 (ptn)
503-010-11	504-020-24
503-010-12	504-040-01 (ptn)
503-010-13	504-040-02 (ptn)
503-030-09	504-040-03
503-030-10 (ptn)	504-040-04 (ptn)

Recording Requested By First American Title NHS 3073574

Recording requested by and when recorded mail to: Gibson, Dunn & Crutcher LLP 333 South Grand Avenue, 49th Floor Los Angeles, CA 90071-3197 Attn: Thomas J.P. McHenry, Esq.

APNs: Listed on the attached Exhibit H
Space above this line reserved for Recorder’s use

Documentary Transfer Tax not shown

pursuant to Section 11932 of the Revenue

and Taxation Code, as amended.

DEED OF CONSERVATION EASEMENT

AND AGREEMENT CONCERNING EASEMENT RIGHTS

(MICHENER RANCH)

THIS DEED OF CONSERVATION EASEMENT AND AGREEMENT CONCERNING EASEMENT RIGHTS (this “Conservation Easement”) is made this 28th day of February, 2011 (the “Agreement Date”), by TEJON RANCHCORP, a California corporation (“Grantor”), in favor of the TEJON RANCH CONSERVANCY, a California nonprofit public benefit corporation (“Grantee”). Grantor and Grantee are sometimes referred to in this Conservation Easement collectively as the “Parties” and individually as a “Party.”

RECITALS

A. Grantor is the sole owner in fee simple of certain real property containing approximately 1,585 acres, located in the County of Los Angeles, State of California, as more particularly described in Exhibit A attached hereto, and depicted for illustrative purposes only on the map attached hereto as Exhibit B (the “Easement Property”).

B. The Easement Property is part of a larger property commonly known as “Tejon Ranch,” which comprises approximately 270,000 acres located in Los Angeles and Kern Counties and is depicted for illustrative purposes only on the map attached hereto as Exhibit C (“Tejon Ranch”). Tejon Ranch was, as of the effective date of the Ranch Agreement (defined below), owned in whole by Grantor. Historic ranch uses, dating back to 1843, have largely sustained a natural landscape on Tejon Ranch. Grantor has agreed to convey conservation easements over various portions of Tejon Ranch, including, but not limited to, the Easement Property, in accordance with the terms and conditions of that certain Tejon Ranch Conservation and Land Use Agreement, dated June 17, 2008 (as the same may be amended from time to time, the “Ranch Agreement”), by and among Natural Resources Defense Council, Inc., a New York nonprofit corporation; National Audubon Society, Inc., a New York nonprofit corporation, doing business in California as Audubon California; Planning and Conservation League, a California

nonprofit public benefit corporation; Sierra Club, a California nonprofit public benefit corporation; and Endangered Habitats League, Inc., a California nonprofit public benefit corporation (each, a “Resource Organization” and collectively, the “Resource Organizations”); Grantor; Grantee; and Tejon Ranch Co., a Delaware corporation. On April 8, 2009, a Memorandum of the Ranch Agreement was recorded in the Official Records of Kern County as Instrument No. 0209049434, and on April 29, 2009, a Memorandum of the Ranch Agreement was recorded in the Official Records of Los Angeles County as Instrument No. 20090626840. The objective of the Ranch Agreement is to maintain the bulk of Tejon Ranch in its unaltered condition and, as appropriate, to enhance and restore natural resource values. The portions of Tejon Ranch over which Grantor has conveyed or may convey conservation easements pursuant to the Ranch Agreement (excluding any Unpurchased Acquisition Areas) are collectively referred to in this Conservation Easement as the “Conserved Lands.” The Conserved Lands are depicted for illustrative purposes only on the map attached hereto as Exhibit C.

C. The Conserved Lands will be managed pursuant to a Ranch-Wide Management Plan or RWMP (as defined in Section 1(gggg)) that will be developed by Grantor and Grantee and adopted by Grantee in accordance with Section 3 of the Ranch Agreement. Effective September 18, 2009, Grantee adopted the Interim RWMP in accordance with Section 3.2 of the Ranch Agreement (the “Interim RWMP”), which will be in effect until the initial RWMP is adopted in accordance with Section 3.3 of the Ranch Agreement.

D. The Easement Property possesses significant natural resource and conservation values that are of great importance to Grantor, Grantee and the people of the State of California. The natural resource and conservation values include all of the following (collectively referred to in this Conservation Easement as the “Conservation Values”):

1. The Easement Property contains open space land important to maintaining various natural communities, including, but not limited to scrub, grasslands supporting diverse native forbs, oak woodland and oak savannah.

2. The natural communities and habitats on the Easement Property are largely devoid of significant human alterations, and thus support intact ecosystem processes on which the communities and species on the Easement Property are dependent.

3. The Easement Property supports all or part of numerous intact watersheds, including, but not limited to Castac Lake and Hungry Valley. The watersheds on the Easement Property support natural watershed functions and high quality aquatic, wetland, and riparian habitats.

4. The Easement Property provides significant regional landscape connectivity functions, and its protection will ensure that these functions will be maintained and this area and its existing features will be available for its natural habitat values.

5. The Easement Property supports diverse and sensitive flora and fauna dependent on its high quality natural communities, functional watersheds, intact ecosystem processes, and landscape connectivity, including California condor. Protection of the Easement Property also helps support numerous other species dependent on its habitats, food resources, and water supplies.

6. The Easement Property contains outstanding native wildflower displays, iconic oak woodland and grassland landscapes, and views from and to the surrounding landscape and the protection of the Easement Property will provide a significant public benefit by preserving open space against development pressure and will protect scenic qualities unique to the area.

E. Grantor intends that the Conservation Values of the Easement Property be preserved, maintained and protected, and, consistent with the terms of this Conservation Easement, restored and enhanced, in perpetuity, subject to the terms and conditions of this Conservation Easement. To accomplish the Conservation Purpose (as defined in Section 2(a)), Grantor desires to convey to Grantee and Grantee desires to obtain from Grantor a conservation easement that restricts certain uses of the Easement Property and grants certain rights to Grantee in order to preserve, maintain, protect, identify, monitor, restore and enhance in perpetuity the Conservation Values, the terms of which are set out in more detail below.

F. The protection of the Conservation Values by this Conservation Easement serves important state and local policies and provides significant public benefit to the people of the State of California. In addition, the grant of this Conservation Easement will further the conservation policies set forth in the following:

Section 815 of the California Civil Code, in which the California Legislature has declared: (1) that “the preservation of land in its natural, scenic, agricultural, historical, forested, or open-space condition is among the most important environmental assets of California”; and (2) that it is “in the public interest of this state to encourage the voluntary conveyance of conservation easements to qualified nonprofit organizations”;

The California Wildlife Conservation Law of 1947 (codified in Chapter 4 of Division 2 of the California Fish and Game Code, commencing with Section 1300); and

The Safe Drinking Water, Water Quality and Supply, Flood Control, River and Coastal Protection Bond Act of 2006 (Proposition 84, Public Resources Code Section 75055), which recognizes the value and public benefit of, and provides funding for the acquisition, development, rehabilitation, restoration, and protection of wildlife habitat that promotes the recovery of threatened and endangered species; provides corridors linking separate habitat areas to prevent habitat fragmentation; protects significant natural landscapes and ecosystems such as mixed conifer forests, oak woodlands, riparian and wetland areas; and implements the recommendations of the California Comprehensive Wildlife Strategy, as submitted in October 2005 to the United States Fish and Wildlife Service.

G. Grantee has entered into California Wildlife Conservation Board Grant Agreement No. WC-1042JW (the “WCB Grant Agreement”), a copy of which has been provided to Grantor, pursuant to which the California Wildlife Conservation Board (“WCB”) provided funding for the acquisition of this Conservation Easement. A notice of the WCB Grant

Agreement is being recorded in Los Angeles County concurrently herewith. Among other conditions, the WCB Grant Agreement requires that representatives of WCB have the right to enter upon the Easement Property once every year to assess compliance with the WCB Grant Agreement, which access is provided for in this Conservation Easement. Pursuant to the WCB Grant Agreement, if Grantee violates any essential terms or conditions of the WCB Grant Agreement, then WCB may require Grantee to convey its interest in this Conservation Easement to the State of California, acting by and through WCB, or another qualified entity.

H. Grantee is a nonprofit public benefit corporation incorporated under the laws of the State of California as a tax-exempt corporation described in Section 815.3 of the California Civil Code, qualified under Section 501(c)(3) of the Internal Revenue Code and the regulations promulgated thereunder, and organized to preserve, enhance and restore the native biodiversity and ecosystem values of Tejon Ranch and the Tehachapi Range by engaging in charitable and educational activities within the meaning of Section 501(c)(3) of the Internal Revenue Code that further the preservation, protection, or enhancement of land in its natural, scenic, historical, agricultural, forested, or open-space condition or use.

GRANT OF EASEMENT AND AGREEMENT

In consideration of the recitals set forth above and in consideration of the mutual covenants, terms, conditions, and restrictions contained in this document and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and pursuant to California law, including Civil Code Section 815 et seq., Grantor hereby voluntarily grants and conveys to Grantee, and to Grantee’s successors and assigns, and Grantee hereby accepts, a conservation easement in perpetuity in, on, over, and across the Easement Property, subject to the following covenants, terms, conditions and restrictions:

1. Definitions. As used in this Conservation Easement, the following terms shall have the meanings set forth below.

(a) “Access Notice” means a written notice delivered to Grantor by a Requesting Party in accordance with Section 7(a)(1), which notice shall include (i) a detailed description of the purpose for entry on the Easement Property, (ii) the specific areas of the Easement Property to be accessed, (iii) the proposed date(s) of entry on and duration of access to the Easement Property, and (iv) the number of persons who would enter on and access the Easement Property.

(b) “Activity Notice” means a written notice delivered to Grantor by Grantee in accordance with Section 7(c), which notice shall include (i) the proposed Conservation Activity, (ii) a detailed description of the nature, scope, location and purpose of the proposed Conservation Activity (including any proposed building, structure or improvement permitted by Section 7(d) and proposed by Grantee in connection with such Conservation Activity), (iii) a schedule of the work or activities to be performed or conducted on the Easement Property, and (iv) a list of the names of any contractors or other parties and persons who would perform the Conservation Activity.

(c) [Intentionally Omitted]

(d) “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, another Person. For purposes of this definition, control means the ability to direct or cause the direction of the management and policies of another Person, including, but not limited to, by contract, by ownership of its voting securities or membership interests, by having the right to designate or elect members of its governing body, or otherwise. For purposes of this Conservation Easement, a Person is “Affiliated” with another Person if any one or more officers, directors, employees, partners, members or shareholders of either such Person control the other Person.

(e) “Agreement Date” has the meaning set forth in the Preamble.

(f) “Allowed Diversion Facilities” means:

(i) diversion facilities on the Easement Property that exist as of the date of the Ranch Agreement;

(ii) new or modified diversion facilities used for surface water diversions on the Easement Property authorized pursuant to Approved Water Rights Permits;

(iii) new or modified water collection and distribution equipment that is used solely for the purpose of watering Livestock or wildlife within the Easement Property (e.g., pipelines, troughs and stock ponds); and

(iv) other new or modified diversion facilities, provided that (A) the total amounts of surface water diversions that can be made by the facilities being added or modified will not be greater than the amounts that can be made by those diversion facilities being modified or replaced, (B) Grantor will use BMPs in the location, design and construction of such facilities as reasonably determined by Grantee; and (C) either (1) the water diverted through such new or modified diversion facilities will be applied only to beneficial uses within the boundaries of Tejon Ranch, or (2) Grantee determines that the use of the diverted water outside the boundaries of Tejon Ranch will not Significantly Impair Conservation Values as compared to the Conservation Values that exist as of the date of the Ranch Agreement, which determination shall not be unreasonably withheld.

(g) “Applicable Laws” means any one or more present and future laws, ordinances, rules, regulations, permits, authorizations, orders and requirements, to the extent applicable to the Parties or to the Easement Property or any portion thereof, whether or not in the present contemplation of the Parties, including, but not limited to, all consents, authorizations or approvals (including Project Approvals) obtained from, and all statutes, rules and regulations of, and all building, zoning and other laws of, any Resource Agency and all other federal, state, regional, county and municipal governments, the departments, bureaus, agencies or commissions thereof, authorities, boards of officers, any national or local board of fire underwriters, or any other body or bodies exercising similar functions, having or acquiring jurisdiction of, or which may affect or be applicable to, the Easement Property or any part thereof, including, but not limited to, any subsurface area, the use thereof and of the buildings and improvements thereon.

(h) “Approved Water Rights Permits” means (i) water right Permits 21178, 21179, 21180, 21181, 21182, 21183, 21184, 21189, 21190, 21191, and 21192 issued by the State

Water Resources Control Board and California Department of Fish and Game Agreement Nos. 2006-0157-R4 and 2006-0184-R4, as such permits and agreements exist as of the date of the Ranch Agreement, and (ii) any amendment or revision to, or replacement of, any of these permits or agreements that does not increase the amount of surface water that may be diverted under these permits and agreements as they exist as of the date of the Ranch Agreement.

(i) “Best Management Practices” or “BMPs” means practices and procedures established in the RWMP that apply to the exercise of the Reserved Rights, other than the Core Activities (except as specifically noted in Section 6(b)(1)(E)), on the Conserved Lands and are (i) based on the best available scientific information, (ii) feasible, both economically and technologically, (iii) reasonable and practicable methods to reduce or minimize adverse impacts to natural resources and conservation values resulting from those activities that are subject to BMPs, (iv) consistent with the applicable Management Standard, and (v) with respect to the Initial Stewardship Standard and the Long-Term Stewardship Standard, reasonably necessary to achieve such Management Standard.

(j) [Intentionally Omitted]

(k) [Intentionally Omitted]

(1) “CEQA” means the California Environmental Quality Act (California Public Resources Code Section 21000 et seq.) and the guidelines thereunder (14 California Code of Regulations Section 15000 et seq.).

(m) “CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. Section 9601 et seq.).

(n) “Claims” means any and all liabilities, penalties, costs, losses, damages, expenses (including, but not limited to, reasonable attorneys’ fees and experts’ fees), causes of action, claims, demands, orders, liens or judgments.

(o) “Communications Infrastructure” means telecommunications lines and associated facilities, and other similar improvements for communications.

(p) “Conservation Activity” has the meaning set forth in Section 7(b).

(q) “Conservation Easement” has the meaning set forth in the Preamble.

(r) “Conservation Purpose” has the meaning set forth in Section 2(a).

(s) “Conservation Values” has the meaning set forth in Recital D.

(t) “Conserved Lands” has the meaning set forth in Recital B.

(u) “Consulting Expert” means a duly qualified expert in the subject matter of an alleged violation of this Conservation Easement, who is agreed upon by the Parties.

(v) “Contract Violation” means an Existing Contract Violation, a New Contract Violation, or any violation of any provision of this Conservation Easement that includes an obligation of Grantor to cause a third party to comply with any requirement of this Conservation Easement.

(w) “Core Activities” has the meaning set forth in Section 6(b)(1).

(x) “Defaulting Party” has the meaning set forth in Section 9(a).

(y) [Intentionally Omitted]

(z) [Intentionally Omitted]

(aa) [Intentionally Omitted]

(bb) [Intentionally Omitted]

(cc) [Intentionally Omitted]

(dd) [Intentionally Omitted]

(ee) “Development Areas” means the following area(s) generally depicted on Exhibit E: (i) Bakersfield National Cemetery; (ii) Centennial; (iii) Grapevine; (iv) Tejon Industrial Complex; (v) Tejon Mountain Village; and (vi) TRC Headquarters.

(ff) “Disputed Terms” has the meaning set forth in Section 24(d).

(gg) [Intentionally Omitted]

(hh) “Easement Property” has the meaning set forth in Recital A.

(ii) “Environmental Laws” includes, but is not limited to, CERCLA, RCRA, HTA, HCL, HSA, and any other federal, state, local or administrative agency statute, ordinance, rule, regulation, order or requirement relating to pollution, protection of human health or safety, the environment or Hazardous Materials.

(jj) “Excluded Transfer” means any one of the following types of transfer of the fee interest in the Easement Property or any part thereof:

(1) Any transfer to a Related Party;

(2) Any transfer in the nature of foreclosure or deed in lieu of foreclosure of a deed of trust or mortgage encumbering the Easement Property;

(3) Any transfer to a public entity or to a nonprofit entity of the type described in Section 815.3 of the California Civil Code; or

(4) Any transfer that is exempt from a “Change of Ownership” reassessment under California Revenue and Taxation Code Section 60 and implementing regulations.

(kk) “Existing Condition” means a biological or physical condition in a Mitigation Area that actually exists at the time of a Mitigation Area Approval; provided, however, an Existing Condition does not include the potential for future changes to the biological or physical condition of a Mitigation Area that could result, but have not actually occurred, from implementation of BMPs or other provisions of the RWMP.

(ll) “Existing Contract” means a contract that permits the use by a third party, or requires the use by Grantor, of the Easement Property, or a portion thereof (including, but not limited to, a lease or an easement) entered into prior to the date of the Ranch Agreement, including any Required Extension.

(mm) “Existing Contract Violation” means a violation of the terms of an Existing Contract after the Agreement Date, by a party to the Existing Contract other than Grantor, that will Significantly Impair the Conservation Values and that, if performed by Grantor, would constitute a violation of the terms of this Conservation Easement.

(nn) “Existing Easement” means an Existing Contract that is an easement.

(oo) [Intentionally Omitted]

(pp) “Finally Granted” means, with respect to any Project Approval, that such Project Approval has been given (and, if applicable, any necessary ordinance, resolution or similar legislative action granting or ratifying the giving of such approval has been adopted) and all applicable appeal periods for the filing of any administrative appeal, and statutes of limitation for the filing of any judicial challenge of such approval shall have expired and no such appeal or challenge shall have been filed, or if any administrative appeal or judicial challenge is filed, such approval shall either (i) have been upheld without modification, imposition of conditions or other change by a final decision in the final such appeal or challenge that is timely filed, or (ii) upheld with modification, imposition of conditions or other change by a final decision that is subsequently relied upon to proceed with development authorized by the Project Approval as finally issued. The statute of limitations for the filing of any judicial challenge shall be deemed to be (A) one hundred eighty (180) days as to any Initial Entitlement, and (B) one (1) year as to any other Project Approval, except that Owner Designee may, in its sole discretion, by notice to Grantee, waive the requirement that the statute of limitations for the filing of any judicial challenge shall have expired, and designate any Project Approval that has been given as having been Finally Granted.

(qq) “Governmental Agency” and “Governmental Agencies” means any public or quasi-public agency, board, body, bureau, commission, department, office or other authority created or authorized by any federal, state, regional or local statute, ordinance, government or governmental body, including Resource Agencies, cities, counties, and other political subdivisions.

(rr) “Grantee” has the meaning set forth in the Preamble and in Section 25(n).

(ss) “Grantee Indemnified Parties” means, collectively, Grantee and its directors, officers, employees, agents, contractors, and representatives and the heirs, representatives, successors and assigns of each of them.

(tt) “Grantor” has the meaning set forth in the Preamble and in Section 25(n).

(uu) “Grantor Indemnified Parties” means, collectively, Grantor and its directors, officers, employees, agents, contractors, and representatives and the heirs, representatives, successors and assigns of each of them.

(vv) “Hazardous Materials” includes, but is not limited to, (i) material that is flammable, explosive or radioactive; (ii) petroleum products, including by-products and fractions thereof; and (iii) hazardous materials, hazardous wastes, hazardous or toxic substances, or related materials defined in CERCLA, RCRA, HTA, HSA, HCL, and in the regulations adopted and publications promulgated pursuant to them, or any other applicable Environmental Laws now in effect or enacted after the Agreement Date.

(ww) “HCL” means the Hazardous Waste Control Law (California Health & Safety Code Section 25100 et seq.).

(xx) “HSA” means the Carpenter-Presley-Tanner Hazardous Substance Account Act (California Health & Safety Code Section 25300 et seq.).

(yy) “HTA” means the Hazardous Materials Transportation Act (49 U.S.C. Section 5101 et seq.).

(zz) “Incidental Ranch Facilities” means all facilities not otherwise described in Section 6(b) that are incident to a Reserved Right, including, but not limited to, squeezes, loading chutes, holding and feeding fields, corrals, barns, shop and storage buildings, sewage disposal facilities and systems, water distribution and irrigation facilities, Livestock and wildlife watering facilities (including impoundments and related water distribution facilities) and Infrastructure.

(aaa) “Infrastructure” means streets, roads and bridges; transit and transportation facilities; water supply lines and water resource systems; storm drains and sewers; wastewater lines and wastewater management systems; power transmission lines and other associated facilities; oil and gas pipelines and associated facilities; Communications Infrastructure; and other similar improvements, utilities and facilities, but excluding power generation facilities.

(bbb) “Initial Entitlements” means county approval of a specific plan (or comparable plan) following certification of environmental review pursuant to CEQA.

(ccc) “Initial Period” means the period commencing on the Agreement Date and continuing until June 17, 2013.

(ddd) “Initial Stewardship Standard” is the Management Standard that applies during the Initial Period, the purpose of which is to preserve the Conservation Values existing as of the Effective Date of the Ranch Agreement. The Interim RWMP sets forth BMPs established consistent with the Initial Stewardship Standard.

(eee) “Interim RWMP” has the meaning set forth in Recital C.

(fff) “Livestock” means animals typically kept on a farm or ranch, including, but not limited to, cattle, swine, poultry, horses, sheep and goats.

(ggg) “Long-Term Stewardship Standard” is the Management Standard that applies following die Initial Period and shall be at least as protective of Conservation Values as the Initial Stewardship Standard. Under the Long-Term Stewardship Standard, establishment and implementation of BMPs and identification and implementation of Conservation Activities and other actions subject to this standard shall be consistent with the requirements of this Conservation Easement, the requirements for the RWMP set forth in Article 3 of the Ranch Agreement, and the following principles: (i) the continued economic use of the Conserved Lands, as a whole, will be respected, (ii) over time the goal is that the native biodiversity and ecosystem values of the Conserved Lands will be enhanced, (iii) high priority areas of particular sensitivity identified in the RWMP will be the focus of Grantee’s Conservation Activities, and in such areas, the Conservation Purpose will take precedence over economic uses, (iv) the enhanced biological and physical conditions resulting from previously approved Conservation Activities within such areas will be maintained, and (v) Conservation Activities shall be carefully coordinated with Grantor’s use of the Easement Property and then-existing leases, easements and other agreements.

(hhh) “Management Standard” means the applicable standard governing the establishment of BMPs in the RWMP, and the subsequent implementation of such BMPs and, where applicable, the identification in the RWMP and the implementation of Conservation Activities and other actions subject to such standard. The Management Standards are, collectively, the Initial Stewardship Standard and the Long-Term Stewardship Standard.

(iii) [Intentionally Omitted]

(jjj) “Mitigation” means any action required to be taken, or any negative covenant or restriction required to be imposed, in or on, or fee transfer of, any Mitigation Area(s) to satisfy a requirement or condition of a Project Approval (or any similar approval relating to a Potential Project) or an approval relating to the exercise of a Reserved Right, to mitigate or compensate for or otherwise offset natural resource impacts of the Project, Potential Project or Reserved Right. The Parties expect that Mitigation will be consistent with and advance the goals and principles of the RWMP; however, actual Mitigation requirements and conditions will be established and enforced by the Resource Agencies.

(kkk) “Mitigation Area” means any area or areas within the Easement Property designated for Mitigation purposes as provided in Section 3.10 of the Ranch Agreement and approved by the Resource Agency or Agencies imposing the Mitigation requirements). Mitigation Areas also include areas that have been previously restricted or transferred as Mitigation.

(lll) “Mitigation Area Approval” means a Resource Agency action identifying a Mitigation Area as the approved location of Mitigation activity.

(mmm) “Mitigation Implementation Period” means a five (5) year period following the date on which each Project Approval has been Finally Granted, which Project Approval requires Mitigation activities, unless Grantee and Owner Designee mutually agree to an alternate period.

(nnn) “Mitigation Transition Period” means a period that commences on the date that is two (2) years prior to the end of a Mitigation Implementation Period.

(ooo) “New Contract” means a contract that permits the use of the Easement Property, or a portion thereof, including, but not limited to, a lease or an easement, entered into after the date of the Ranch Agreement, but excluding any Required Extension of an Existing Contract.

(ppp) “New Contract Violation” means a violation of the terms of this Conservation Easement, by a party to a New Contract other than Grantor, that will Significantly Impair the Conservation Values of the Easement Property.

(qqq) “New Surface Water Diversions” means any diversions on the Easement Property of naturally occurring surface water flows other than diversions of such surface water flows by Allowed Diversion Facilities.

(rrr) “Non-Defaulting Party” has the meaning set forth in Sections 9(a) and 9(b).

(sss) “Notice of Violation” means a written notice delivered to a Party pursuant to Section 9(a) or Section 9(b) that contains a reasonably detailed description of the alleged or threatened violation.

(ttt) [Intentionally Omitted]

(uuu) “Owner Designee” means the Tejon Ranch Co., a Delaware corporation; provided, however, that from time to time on or after January 1, 2022, if Owner Designee, itself or through its Affiliates, does not own the fee interest in substantially all of Tejon Ranch, then Owner Designee shall have the right, but not the obligation, upon notice to Grantee and the Third Party Beneficiary and subject to the provisions of Section 3.13 of the Ranch Agreement, to designate a new Owner Designee who must be a single Person then owning the fee interest in any substantial portion of the Conserved Lands, or an entity formed by Tejon Ranch Co. or its successor to act as Owner Designee.

(vvv) “Party” and “Parties” have the meanings set forth in the Preamble.

(www) “Person” means any individual, general partnership, limited partnership, limited liability company, corporation, joint venture, trust, estate, cooperative, association or other entity, whether domestic or foreign, and any Governmental Agency.

(xxx) “Potential Project” means any permitting, entitlement, development, use, improvement, maintenance, repair, replacement and/or alteration, in any fashion, of an Unpurchased Acquisition Area, other than a Project.

(yyy) “Prohibited Uses” has the meaning set forth in Section 5.

(zzz) “Project” means any permitting, entitlement, development, use, improvement, maintenance, repair, replacement and/or alteration, in any fashion, of: (i) Development Areas, (ii) the Conserved Lands, as may be allowed under the terms of the Ranch Agreement or any applicable conservation easement, or (iii) an Unpurchased Acquisition Area, as would be allowed in the Conserved Lands consistent with the applicable terms of Section 3.5 of the Ranch Agreement.

(aaaa) “Project Approval” and “Project Approvals” means, in connection with any Project (or any phase of a Project) any authorization, approval, determination, agreement, entitlement or permit that may be sought or obtained from any Governmental Agency having jurisdiction over any aspect of a Project, including, but not limited to, Initial Entitlements, CEQA determination, development agreement, specific plan, parcel or subdivision map, zoning approval or determination, conditional use approval, grading permit, or the like. Without limiting the generality of the foregoing, Project Approvals include Resource Agency approvals related to a Project, including the approval of the holder and/or form of a conservation easement for Mitigation Areas required pursuant to a permit or approval, and may include: (i) Habitat Conservation Plans to be obtained from the United States Fish and Wildlife Service (“USFWS”) pursuant to Section 10 of the Federal Endangered Species Act (16 U.S.C. Section 1531 et seq.) (“ESA”) and biological opinions to be obtained from USFWS pursuant to Section 7 of the ESA; (ii) permits to be obtained from the United States Army Corps of Engineers under Section 404 of the Federal Clean Water Act (“CWA”); (iii) streambed alteration agreements and California Endangered Species Act permits and agreements to be obtained from the California Department of Fish and Game; (iv) CWA Section 401 certifications and water quality permits under the Porter-Cologne Water Quality Control Laws (“Porter-Cologne”), and stormwater control plans and permits required under the CWA and Porter-Cologne, from the Regional Water Quality Control Boards subject to review by the State Water Resources Control Board; and (v) natural resource mitigation measures established by a CEQA lead or responsible agency for any Project.

(bbbb) “Proposed Han” has the meaning set forth in Section 24(a).

(cccc) “Public” means any person who is not (i) an agent or employee of Grantor or Grantee, (ii) an employee of any Governmental Agency while engaged in the conduct of their official duties for such Governmental Agency, (iii) a tenant, occupant or easement holder that claims a right or interest in the Easement Property by or through Grantor, or (iv) a licensee or invitee of Grantor.

(dddd) “Public Access” has the meaning set forth in Section 8(a).

(eeee) “Public Access Plan” has the meaning set forth in Section 8(a).

(ffff) “Ranch Agreement” has the meaning set forth in Recital B.

(gggg) “Ranch-Wide Management Plan” or “RWMP” means the management plan for the Conserved Lands that will be developed by Grantor and Grantee and adopted by Grantee in accordance with the terms of Article 3 of the Ranch Agreement, and includes the Interim RWMP, the initial RWMP and updates to the initial RWMP. Among other things, the RWMP shall (i) identify and assess the natural resource and conservation attributes of the Conserved Lands and opportunities for protection, enhancement and restoration of those natural resource and conservation attributes, (ii) establish sustainable strategies for the stewardship of the Conserved Lands with appropriate provision for both the protection of the natural resource and conservation values of the Conserved Lands and continued use of the Conserved Lands for the Reserved Rights, (iii) establish reasonable and economically feasible conservation goals and objectives for the Conserved Lands, all as more particularly described in Article 3 of the Ranch Agreement, and (iv) achieve such goals and objectives through the establishment of BMPs for permitted uses of the Easement Property, identifying appropriate Conservation Activities, and providing flexibility to implement BMPs and Conservation Activities in an adaptive fashion to achieve the RWMP conservation goals and objectives all in accordance with the applicable Management Standard.

(hhhh) “RCRA” means the Resource Conservation and Recovery Act of 1976 (42 U.S.C. Section 6901 et seq.).

(iiii) “Referee Sections” has the meaning set forth in Section 25(d).

(jjjj) “Related Party” means an entity that is an Affiliate of the transferor, or a successor entity to the transferor by way of merger, consolidation or other corporate reorganization, or an entity that acquires all or substantially all of the transferor’s capital stock or assets, or an entity that is the result of a spin-off of shares or assets of the transferor to the shareholders.

(kkkk) “Report” means that certain “Baseline Conditions Report” of the Easement Property, dated February 28, 2011.

(1111) “Requesting Party” has the meaning set forth in Section 7(a)(1).

(mmmm) “Required Extension” means an extension option contained in an Existing Contract that may be exercised without consent of Grantor by a party to the Existing Contract other than Grantor, and, following such exercise, is binding on all parties to the Existing Contract.

(nnnn) “Reserved Rights” means, collectively, all rights accruing from Grantor’s ownership of the Easement Property, including, but not limited to, the right to engage in or to permit or invite others to engage in all uses of the Easement Property, that are not prohibited or limited by, and are consistent with the Conservation Purpose of, this Conservation Easement, including, but not limited to, all activities expressly permitted in Section 6 or elsewhere in this Conservation Easement.

(oooo) “Resource Agency” or “Resource Agencies” means any Governmental Agency with discretionary approval authority over all or any portion of a Project (or Potential Project) insofar as that Project (or Potential Project) will or may adversely affect any natural resources, including, without limitation, a CEQA lead agency for any Project.

(pppp) “Resource Organization” and “Resource Organizations” have the meanings set forth in Recital B.

(qqqq) “Reviewable Aspect” has the meaning set forth in Section 24(a).

(rrrr) “Significantly Impair” means to injure, damage or make worse in some significant respect.

(ssss) “Taxes” means all taxes, assessments (general and special), fees, and charges of whatever description levied on or assessed against the Easement Property by competent authority, including any taxes imposed upon, or incurred as a result of, this Conservation Easement.

(tttt) “Tejon Ranch” has the meaning set forth in Recital B.

(uuuu) “Third Party Beneficiary” or “TPB” means that individual or entity identified and duly appointed by the Resource Organizations to exercise the rights and perform the obligations of the Third Party Beneficiary provided in this Conservation Easement, and who shall keep the Resource Organizations reasonably informed of its activities pursuant to this Conservation Easement. The Third Party Beneficiary may be changed upon not less than thirty (30) days prior written notice to Owner Designee and Grantee, duly signed and authorized by at least three (3) Resource Organizations, but in order for such notice to be effective, the notice must designate a replacement Third Party Beneficiary. The initial Third Party Beneficiary is National Audubon Society Inc., a New York nonprofit corporation d.b.a. Audubon California.

(vvvv) “TPB Enforceable Violation” means a violation of this Conservation Easement that (i) Significantly Impairs the Conservation Values of the Easement Property, (ii) does not relate to, or involve, the application of the BMPs or the Management Standards, and (iii) does not relate to or involve any interpretation, or question of the sufficiency or adequacy, of the BMPs, the RWMP, or the Management Standards. Without limiting the generality of the foregoing, an actual or threatened violation of the Prohibited Uses shall be a TPB Enforceable Violation.

(wwww) “Transfer Fee” has the meaning set forth in Section 14(c).

(xxxx) [Intentionally Omitted]

(yyyy) “Unpurchased Acquisition Area” has the meaning set forth in the Ranch Agreement.

(zzzz) “WCB” has the meaning set forth in Recital G.

(aaaaa) “WCB Disapproval Notice” has the meaning set forth in Section 24(b).

(bbbbb) “WCB Grant Agreement” has the meaning set forth in Recital G.

(ccccc) “Williamson Act Contract” means any contract entered into pursuant to the California Land Conservation Act of 1965 (California Government Code Section 51200 et seq.) or similar statute that affects all or a portion of the Easement Property.

2. Purpose.

(a) Conservation Purpose. The purposes of this Conservation Easement are to (i) ensure that the Easement Property will be retained forever in its natural, scenic, and open-space condition, (ii) preserve, protect, identify and monitor in perpetuity the Conservation Values of the Easement Property, (iii) prevent any activities on the Easement Property that will impair the Conservation Values of the Easement Property, and (iv) enhance and restore the Easement Property to the extent permitted by Section 7 (collectively, the “Conservation Purpose”), all subject to and in accordance with the terms of this Conservation Easement.

(b) Other Activities. Nothing in this Conservation Easement shall interfere with Grantor’s rights to perform the Core Activities. Subject to the preceding sentence, Grantor intends that this Conservation Easement will confine the uses of the Easement Property to those activities that are consistent with the Conservation Purpose. The Parties hereby acknowledge and agree that Grantor’s retention of the Reserved Rights (including, but not limited to, the right to perform the Core Activities) is consistent with the Conservation Purpose.

3. Grantee’s Rights. In order to accomplish the Conservation Purpose of this Conservation Easement, Grantor hereby grants the following rights to Grantee:

(a) Preserve and Protect. Grantee shall have the right as provided in this Conservation Easement to preserve and protect, in perpetuity, the Conservation Values of the Easement Property, subject to and in accordance with the terms and conditions of this Conservation Easement.

(b) Entry and Access. Grantee and Grantee’s employees, agents and contractors, shall have the right to enter upon the Easement Property in accordance with the procedure set forth in Section 7(a) in order to (1) conduct monitoring inspections and tests and other activities as may be reasonably appropriate for the purpose of evaluating and monitoring the Conservation Values of the Easement Property, to ascertain the success of Grantor and Grantee in achieving the Conservation Purpose, and to monitor Grantor’s compliance with the terms of this Conservation Easement (provided, however, that any invasive testing shall be conducted in accordance with Grantor’s reasonable, then-current invasive testing requirements and procedures), (2) enforce the terms of this Conservation Easement as set forth in Section 9, or (3) perform the Conservation Activities to the extent permitted under Section 7. Subject to the requirements of Section 8, Grantee and Grantee’s employees, agents and contractors, shall have the right to enter upon, and to grant revocable licenses to permit the Public to enter upon, the Easement Property for the purpose of implementing the Public Access Plan; provided, however, that any access to the Easement Property by Grantee or Grantee’s employees, agents or contractors to facilitate Public Access shall be in accordance with the procedure set forth in Section 7(a), except to the extent such access is specifically authorized in the Public Access Plan. WCB, its members, directors, officers, employees, agents, contractors and representatives shall also have the right to enter upon the Easement Property to assess compliance with the WCB

Grant Agreement once every year, and, whenever there is a known or threatened violation of this Conservation Easement or the WCB Grant Agreement, at such additional times as WCB deems reasonably necessary to assess the known or threatened violation; provided, however, that any access to the Easement Property by WCB, its members, directors, officers, employees, agents, contractors and representatives, shall be in accordance with the procedure set forth in Section 7(a). To the extent possible, WCB will schedule its annual visit to occur concurrent with monitoring activities of Grantee.

(c) Enforcement. Subject to the first sentence of Section 2(b), and as provided more specifically in Sections 9 and 25(d), Grantee shall have the right to enforce the terms and conditions of this Conservation Easement, to prevent or enjoin any activity on, or use of, the Easement Property that is inconsistent with the terms of this Conservation Easement, and to require the restoration of such areas or features of the Easement Property that may be damaged by any such prohibited act or inconsistent use.

4. Baseline Conditions.

(a) Report. Grantor and Grantee acknowledge that the Report has been prepared and that the Report has been approved in writing by Grantor and Grantee. Grantor and Grantee shall each retain a copy of the Report, the Ranch Agreement and a schedule of Existing Contracts on file at their respective addresses for notices set forth in Section 18.

(b) Use of Report. The Parties agree that the Report contains an accurate representation of the biological and physical condition of the Easement Property (including all substantial improvements thereon) as of the Agreement Date, and of the then-current uses of the Easement Property. The Report is intended to serve as an objective, though non-exclusive, information baseline for monitoring compliance with the terms of this Conservation Easement.

(c) Other Evidence. Notwithstanding Section 4(b), if a dispute arises with respect to the nature and extent of the physical or biological condition of the Easement Property, the Parties shall not be foreclosed from utilizing any and all other relevant documents, surveys, or other evidence or information to assist in the resolution of the dispute.

5. Prohibited Uses.

(a) Any use of the Easement Property not authorized in this Conservation Easement is prohibited if such use is inconsistent with the Conservation Purpose (collectively, the “Prohibited Uses”). The Parties agree that Section 5(b) is not an exhaustive list of the Prohibited Uses and that there maybe other uses not expressly listed therein that are inconsistent with the Conservation Purpose. Notwithstanding the foregoing, nothing in this Section 5 shall limit Grantor’s exercise of the Reserved Rights.

(b) Grantor and Grantee acknowledge and agree that the following uses and activities are inconsistent with the Conservation Purpose, and shall be prohibited on the Easement Property:

(1) Residential uses (including, but not limited to, the construction, placement or use of structures, trailers, motor homes or tents for residential use); provided,

however, that this Section 5(b)(1) shall not prohibit temporary lodging in the hunting cabins pursuant to Section 6(b)(2)(M), camping pursuant to Section 6(b)(2)(N), or other temporary residential use (if any) not inconsistent with the Conservation Purpose permitted by the RWMP that will not Significantly Impair Conservation Values;

(2) Commercial farming use;

(3) Mineral exploration, development or extraction, except to the extent permitted in Section 14(d);

(4) Oil and gas exploration, development or extraction except to the extent permitted in Section 14(d);

(5) Commercial feedlots, which are defined as permanently constructed confined areas or facilities that are used and maintained for purposes of engaging in feeding operations where any form of Livestock are concentrated and intensively fed for the purpose of rapid weight gain immediately prior to being slaughtered for consumption, or for the purpose of commercial egg or milk production; provided, however, that the foregoing shall not prohibit temporary confinement or supplemental feeding conducted by Grantor or a tenant of Grantor in the course of its customary and routine ranching operations;

(6) Recreational use of any motorized vehicles, including off-road vehicles, except where such use is in connection with wildlife management activities permitted under Section 6(b)(2)(C), private recreational use permitted under Section 6(b)(2)(N), or Public Access permitted under Section 8, and is confined to existing roadways and/or roadways constructed consistent with this Conservation Easement;

(7) Planting, introduction or dispersal of non-native or exotic plant species, except to the extent permitted by the RWMP and reasonably necessary to further the Conservation Purpose;

(8) Introduction or dispersal of non-native animal species, other than Livestock and species introduced or dispersed to the extent permitted by Section 6(b)(2)(C) in connection with a hunting program, and except to the extent permitted by the RWMP and reasonably necessary to further the Conservation Purpose;

(9) Depositing or accumulation of soil, trash, ashes, refuse, waste, bio- solids or any other similar material, except as reasonably required under Applicable Laws or in the conduct of a Reserved Right;

(10) New Surface Water Diversions, except to the extent permitted by the RWMP and not inconsistent with the Conservation Purpose;

(11) Operation of a conservation or mitigation bank, or the sale or other transfer of conservation or mitigation “credits”;

(12) Industrial uses, except as permitted in Section 6, or as reasonably necessary to perform any Reserved Right;

(13) Commercial uses, except as permitted in Section 6 or as reasonably necessary to perform any Reserved Right;

(14) Construction or placement of any building, or any other structure or improvement, except as permitted in Sections 6 and 7;

(15) Development within any natural watercourse or natural lake for the purpose of hydroelectric power, fish farming, or any commercial purpose, except as permitted in Section 6, including, but not limited to Section 6(b)(1)(H);

(16) Placement of revetments, rip-rap, or other armoring in or along natural water courses, natural wetlands, or other natural bodies of water, except as permitted in Section 6 or as may be required as part of Mitigation or Conservation Activities permitted under this Conservation Easement;

(17) Taking or harvesting of timber, standing or downed, on the Easement Property, except for: (i) purposes of disease or insect control or to prevent property damage or personal injury as permitted in the RWMP or otherwise with the written consent of Grantee (provided, however, that Grantee’s consent shall not be required in an emergency situation where there is or reasonably may be imminent danger to life or property); (ii) collection of downed timber or branches as firewood for reasonable personal use on the Conserved Lands; (iii) cutting of timber in areas where and to the extent reasonably necessary to accommodate the exercise of a Reserved Right in that area provided that such cutting will not Significantly Impair Conservation Values; and (iv) cutting of timber as permitted by the RWMP or otherwise with the written consent of Grantee provided that such cutting will not Significantly Impair Conservation Values; and

(18) Installation, establishment, or maintenance of any power generation equipment or facilities, except as permitted in Section 6(b)(2)(Q).

(c) Grantor shall not engage in or knowingly allow others to engage in any Prohibited Use on the Easement Property, except to the extent that an Existing Contract requires Grantor, or permits a party other than Grantor, to engage in any Prohibited Use. The Parties acknowledge that Grantee’s enforcement of an alleged violation of this Conservation Easement by a party other than Grantor to an Existing Contract or a New Contract is subject to the provisions of Section 9.

6. Grantor’s Reserved Rights.

(a) Permitted Uses. Grantor reserves to itself, and to its representatives, heirs, successors, and assigns, all of the Reserved Rights. Grantor’s exercise of the Reserved Rights consistent with Section 6(b) are agreed to be consistent with the Conservation Purpose and shall not be precluded, prevented, or limited by this Conservation Easement, except as specifically precluded, prevented or limited in Section 6(b). The Parties agree that Section 6(b) is not an exhaustive list of the permitted uses or Reserved Rights, and that there may be uses not expressly listed therein that are consistent with the Conservation Purpose.

(b) Specific Reserved Rights. Without limiting Section 6(a), Grantor retains the right to use the Easement Property for the following uses:

(1) Core Activities. Grantor retains the right to perform, and to allow to be performed, the following activities (which are collectively referred to in this Conservation Easement as the “Core Activities”) on the Easement Property:

A. All activities reasonably required to comply with any and all Applicable Laws, except that Mitigation is subject to Section 6(b)(1)(B).

B. All activities reasonably required to perform any Mitigation. Provided, however, Grantor shall have no right to obtain Mitigation credit or satisfy any Mitigation requirement on account of: (i) the initial preservation, protection or conservation of the biological and physical conditions on the Easement Property existing as of the Effective Date of the Ranch Agreement through Grantee’s acquisition of this Conservation Easement, or (ii) any Existing Condition on the Easement Property, including, but not limited to, any Existing Condition resulting from implementation prior to the Mitigation Area Approval of Conservation Activities or BMPs, or (iii) any cure of, or corrective action necessitated by, any violation by Grantor of the terms of this Conservation Easement that Grantor has failed to cure or cause to be cured in accordance with Section 9 or a Contract Violation under an Existing Easement.

C. Fire control and forestry measures within a buffer zone of 400 feet immediately adjacent to any Development Area that Owner Designee determines to be reasonably required to protect the adjacent Development Area.

D. All activities of third parties permitted under, and all activities of Grantor reasonably required to comply with its obligations under, any Existing Contract.

E. Development of (i) Infrastructure as determined by Owner Designee to be reasonably required to serve any Project within the Tejon Mountain Village Development Area; and (ii) Communications Infrastructure as determined by Owner Designee to be reasonably required to serve any Project or a Potential Project; provided, however, that for purposes of this Section 6(b)(1)(E)(i), Infrastructure shall not include paved streets and roads, bridges, transit and transportation facilities, above ground power transmission lines, above ground oil and gas lines, and above ground wastewater lines and wastewater management systems. Owner Designee or Grantor, as applicable, will use good faith efforts in consultation with Grantee (and, during the Initial Period, the Resource Organizations) to avoid locating or, if not avoidable, to minimize the footprint of such Infrastructure within the Easement Property and to use BMPs in the design, construction and maintenance of such Infrastructure, subject in all events to the approval of Governmental Agencies and/or public utilities.

F. Entering into, terminating, amending or modifying any Williamson Act Contract; provided, however, that in no event shall any new Williamson Act Contract or any amendment or modification of an existing Williamson Act Contract allow or require any use of the Easement Property not otherwise permitted in this Conservation Easement, or require any modification of or amendment to this Conservation Easement.

G. The use, maintenance, repair, improvement, replacement and/or reconstruction, in its existing location, within its existing footprint and without a substantial increase in height, of all buildings, structures, fixtures, Infrastructure and other improvements, including, but not limited to, roads, signs and Incidental Ranch Facilities, existing on or within the Easement Property on the Agreement Date.

H. Subject to the last sentence of this Section 6(b)(1)(H), the storage, extraction, transfer, use, purchase, sale, manipulation, development of subsurface flows, springs and percolating groundwater, treatment as may be required for potable or nonpotable uses, and/or distribution of any water, whether originating on or off Tejon Ranch, including, but not limited to:

(i) The perfection, severance, conveyance, impairment, or encumbrance of water or water rights appurtenant to Tejon Ranch;

(ii) The extraction or pumping of groundwater for beneficial use for any Reserved Right, subject to Section 6(c);

(iii) The banking of water in underground aquifers (groundwater banking), including alterations or improvements to the surface of the Easement Property only if Grantee determines, in its reasonable discretion, that the alteration or improvement will not Significantly Impair the Conservation Values;

(iv) The purchase, sale, conveyance, control, exchange, transfer or delivery of water (including groundwater), whether originating on or off Tejon Ranch, to any location on or off Tejon Ranch;

(v) The control of water-borne pests that may pose public health danger; and

(vi) The control of surface water (such as sandbagging of stormflows) or groundwater that may pose public health danger.

Core Activities do not include, and nothing in the foregoing provisions of this Section 6(b)(1)(H) shall be construed to authorize, any New Surface Water Diversions prohibited by Section 5(b)(10) or any changes to or expansion of native groundwater extraction practices within the Easement Property that are inconsistent with Section 6(c).

I. The posting and monitoring of the Easement Property to identify, prosecute and eject trespassers and other unpermitted users.

Grantor and Grantee acknowledge and agree that nothing contained in this Conservation Easement shall interfere, impair, limit or prohibit Grantor’s ability to perform, or allow to be performed, the Core Activities in, on, over and across the Easement Property, except as provided in Section 6(c).

(2) Ranch Uses.

A. Ranching/Livestock Management. Grantor retains the right to use, and to permit other parties to use, the Easement Property for commercial and non-commercial ranching and Livestock management activities, including, but not limited to, pasturing and grazing of Livestock, and holding and feeding pens for Livestock pending purchase or sale or for other Livestock management purposes or practices. Grantor shall perform, or cause to be performed, all such activities in accordance with BMPs established for such use in the RWMP. Notwithstanding anything to the contrary contained in this Conservation Easement, neither the BMPs nor the Long-Term Stewardship Standard shall cause Grantor to fail to meet the requirements to retain the Tejon Ranch brand.

B. [Intentionally Omitted]

C. Wildlife Management. Grantor retains the right to use, and to permit other parties to use, the Easement Property for activities intended to manage wildlife on the Easement Property, including, but not limited to, creating, operating and maintaining commercial and non-commercial hunting programs (including raising, lodging, introduction and dispersal of native species and pheasant (and other non-native species, subject to Grantee’s prior written approval, which shall not be unreasonably withheld) for purposes of hunting on the Conserved Lands), non-consumptive wildlife viewing, security and patrolling and related uses. Grantor shall perform, or cause to be performed, all such activities in accordance with BMPs established for such use in the RWMP. Such BMPs shall include, but not be limited to, a prohibition on the use of lead ammunition in connection with any permitted hunting on the Easement Property.

D. Filming. Grantor retains the right to use, and to permit other parties to use, the Easement Property for film and photography-related uses, including, but not limited to, the filming and staging of movies, television shows and commercials, photo shoots and still photography, and related uses. Grantor shall perform or cause to be performed all such activities in accordance with BMPs established for such use in the RWMP.

E. [Intentionally Omitted]

F. [Intentionally Omitted]

G. Fuel Management. Grantor retains the right to perform, and to permit other parties to perform, activities intended to provide fire protection for, or to avoid or reduce fire-related impacts to, the Easement Property, including, but not limited to, utilizing grazing and other fuel reduction techniques, establishing fire management units for presuppression fire and fuels management planning, and maintaining and enhancing strategic fuelbreak networks along existing road and utility corridors and new road and utility corridors permitted under this Conservation Easement, firebreaks, road access along existing roads and new roads permitted under this Conservation Easement and predicted containment areas. Grantor shall perform, or cause to be performed, any such activities in accordance with the BMPs established for such activities in the RWMP. Grantee acknowledges that fuel management activities that meet the definition of a Core Activity are not subject to this Section 6(b)(2)(G).

H. [Intentionally Omitted]

I. Incidental Ranch Facilities. Grantor retains the right to expand existing, construct new, relocate or remove any Incidental Ranch Facilities on the Easement Property that are or will be used in connection with a Reserved Right, and to permit other parties to do the foregoing, provided that such activity is de minimis and will not Significantly Impair the Conservation Values. In addition, Grantor may, and may permit other parties to, expand existing, construct new, relocate or remove any Incidental Ranch Facilities on the Easement Property that are of a type that is not de minimis with Grantee’s prior written consent, which shall not be withheld if the proposed activity will not Significantly Impair the Conservation Values. Grantor shall perform, or cause to be performed, any expansion or construction of new Incidental Ranch Facilities in accordance with BMPs established for such activities in the RWMP. Grantor and Grantee shall cooperate to keep Grantee reasonably informed of the nature and extent of de minimis Incidental Ranch Facilities constructed. For purposes of this Section 6(b)(2)(I), (i) de minimis activities shall include, but not be limited to, expansion, construction, relocation or removal of any squeezes, loading chutes, holding and feeding fields, corrals, catch pens, minor watering facilities (such as troughs), minor water distribution and irrigation facilities, branding traps, sign-in boxes for permitted hunting activities, gun sighting boxes and other, similar types of activities on the Easement Property, and (ii) de minimis activities shall not include construction of new barns, roads, watering facilities that are not minor (such as stock ponds and modifications of springs, ponds and other natural water bodies), power transmission lines and other associated facilities, oil and gas pipelines and associated facilities and other, similar types of activities on the Easement Property. Grantee acknowledges that the use, maintenance, repair, improvement, replacement and/or reconstruction, in its existing location, within its existing footprint and without a substantial increase in height, of all buildings, structures, fixtures, Infrastructure and other improvements, including, but not limited to, roads, signs and Incidental Ranch Facilities, existing on or within the Easement Property on the Agreement Date, and the development of Infrastructure pursuant to Section 6(b)(1)(E) are Core Activities, and are not subject to this Section 6(b)(2)(I).

J. [Intentionally Omitted]

K. Fencing. Grantor retains the right to maintain, repair, replace and relocate existing fences on the Easement Property and to erect, repair, replace and relocate new fences as reasonably necessary for a Reserved Right, and to permit other parties to do the foregoing; provided that, whenever feasible, any fence built shall be of a type and design which allows passage of wildlife (i.e., “wildlife friendly”) so as not to unreasonably interfere with movement, nesting, or forage of wildlife at the site, and provided further that Grantee acknowledges that certain fencing may inhibit wildlife movement for the protection of persons and property. Grantor shall perform, or cause to be performed, any construction of new or replacement fences, or any removal of fences, in accordance with BMPs established for such activities in the RWMP.

L. Signs. Grantor retains the right to erect, maintain, repair, modify, replace and remove signs on the Easement Property, including, but not limited to, directional signs, signs denoting allowable uses, signs used to control unauthorized entry or use of the Easement Property, and highway monument signs, and to permit other parties to do the foregoing; provided, however, that Grantor shall not erect or permit the erection of any new billboard signs on the Easement Property, except new billboard signs of reasonable size immediately adjacent to Interstate 5, and any replacement or successor route or freeway to Interstate 5, that advertise or direct traffic to any current or future development located on Tejon Ranch. Grantor shall perform, or cause to be performed, any such activities in accordance with BMPs established for such activities in the RWMP.

M. Hunting Cabins. Nine (9) hunting cabins exist on the Conserved Lands, none of which is located on the Easement Property as of the Agreement Date. Grantor may relocate hunting cabins (including by demolition and construction of a new hunting cabin) located on the Conserved Lands to a location on the Easement Property approved by Grantee, which approval shall not be withheld if such relocation would not Significantly Impair the Conservation Values. Notwithstanding anything to the contrary contained in this Conservation Easement, Grantor shall not have the right to enlarge any hunting cabin on the Easement Property; provided, however, that if Grantor relocates either or both of the two (2) hunting cabins that do not have indoor restroom facilities as of the date of the Ranch Agreement, commonly referred to as the Area 5 Cabin and the Area 16 Cabin, then Grantor may enlarge either or both of such hunting cabins for the sole purpose of constructing indoor restroom facilities of a reasonable size. Grantor retains the right to use and permit the use of any hunting cabins on the Easement Property for temporary lodging.

N. Private Recreational Use. Grantor retains the right to use, and to permit its invitees to use, the Easement Property for non-commercial passive recreational uses. Such recreational uses include walking, hiking, sightseeing, birdwatching, nature photography, picnics, fishing, boating and limited equestrian uses, but shall not include overnight camping except (i) by Tejon Ranchcorp and its employees consistent with past practice, or (ii) as may be provided in the Public Access Plan. All such recreational uses shall be performed or permitted by Grantor in accordance with the BMPs established for such activities in the RWMP. In addition, Grantor shall have the right to use, and to permit its invitees to use the Easement Property for other (including commercial) recreational uses to the extent permitted in the Public Access Plan.

O. [Intentionally Omitted]

P. Tribal Rights. Grantor retains the right to permit Native American tribes to continue their existing use of those portions of the Easement Property being used by such tribes as of the Agreement Date.

Q. Power Generation Facilities. Grantor retains the right to install, establish and maintain power generation facilities (other than hydroelectric facilities) reasonably required to serve existing and reasonably anticipated uses permitted on the Conserved Lands, and to sell excess power generated by such facilities, if the capacity of the power generation facility at the time of installation is consistent with Grantor’s reasonable anticipation of its power needs for such uses, and Grantee has determined in its reasonable discretion that neither the facilities nor the size, height, location or use thereof will Significantly Impair the Conservation Values. Grantor will use good faith efforts in consultation with Grantee (and, during the Initial Period, the Resource Organizations) to minimize the footprint of such facilities on the Easement Property and to use BMP’s in their design and construction, subject in all events to the approval of Governmental Agencies and/or public utilities.

R. [Intentionally Omitted]

(c) Groundwater Extraction: Surface Alterations for Water Storage. In managing Grantor’s future native groundwater extraction activities within the Conserved Lands, Grantor will avoid changes to or expansion of groundwater extraction practices as of the date of the Ranch Agreement, as described in the Report, that would cause subsidence or otherwise impact the surface in a manner that would Significantly Impair the Conservation Values existing as of the date of the Ranch Agreement. In addition, Grantor shall not make any alterations or improvements to the surface of the Easement Property in connection with water storage, including storage of water in underground aquifers, except as permitted by Section 6(b)(l)(H)(iii).

7. Grantee Activities.

(a) Entry and Access to Easement Property. In order to provide for Grantor’s operational, safety and other considerations, all entry on and access to the Easement Property by Grantee, the Third Party Beneficiary, WCB, and their respective employees, agents and contractors, in connection with this Conservation Easement (including, but not limited to, entry and access pursuant to Sections 3(b), 7(b)-(d) and 20(b)) shall be in accordance with the procedure set forth in Section 7(a)(l)-(2) or, if applicable, the procedures for access for routine inspection and monitoring activities permitted by this Conservation Easement on not more than forty-eight (48) hours prior written notice set forth in Exhibit G, or such other procedure as the Parties may agree in writing. This Section 7(a) shall not apply to any Public Access to the extent that such Public Access is permitted by Section 8.

(1) If either Grantee, the Third Party Beneficiary or WCB (the “Requesting Party”) desires to enter on and access the Easement Property to perform an activity that such Requesting Party is permitted to perform under the terms of this Conservation Easement, then the Requesting Party shall provide Grantor with an Access Notice at least ten (10) days prior to the date the Requesting Party desires to enter on the Easement Property. If, in Grantor’s reasonable determination, there are operational, safety or other reasonable impediments to the entry and access proposed by the Requesting Party, then Grantor may respond to the Requesting Party within such ten (10) day period to identify such impediments, and the Parties shall cooperate with one another to develop a reasonable schedule and manner of entry on and access to the Easement Property that reasonably addresses the impediments identified by Grantor. Notwithstanding the foregoing, neither Grantee nor WCB shall be required to follow the access procedure set forth in this Section 7(a)(1) in cases where such party reasonably determines that immediate entry on the Easement Property is required on account of an existing or imminently threatened violation of this Conservation Easement, provided that Grantee or WCB, as applicable, shall use reasonable efforts to give verbal notice of entry to Grantor at the time of entry, and shall give Grantor written notice of such entry as soon thereafter as practicable.

(2) All entry on and access to the Easement Property shall (A) be at reasonable times (except in cases where Grantee or WCB reasonably determines that immediate entry on the Easement Property is required in accordance with Section 7(a)(1) above), (B) be in accordance with Grantor’s then-current, reasonable requirements for entry on the Easement Property (except, in cases where Grantee or WCB reasonably determines that immediate entry on the Easement Property is required in accordance with Section 7(a)(1) above, any such requirements regarding prior notice of Grantee’s or WCB’s entry shall apply only to the extent reasonable under the circumstances), and (C) not unreasonably interfere with Grantor’s authorized use and quiet enjoyment of the Easement Property. In addition, Grantor shall have the right to have one (1) or more representatives accompany the Requesting Party, its employees, agents and contractors, during any entry on and period of access to the Easement Property, and any entry on and access to the Easement Property by the Third Party Beneficiary shall be by no more than ten (10) of the Third Party Beneficiary’s officers, directors, employees and agents, at any given time, without the prior written consent of Grantor.

(b) Conservation Activities. Subject to Section 7(c), Grantee, at its sole cost and expense, may perform the following additional activities to restore and enhance the Easement Property (each, a “Conservation Activity”), each to the extent (i) necessary to further the Conservation Purpose, (ii) consistent with reasonable detail set forth in the RWMP, and (iii) consistent with the Long-Term Stewardship Standard, and as otherwise set forth below.

(1) Vegetation Planting and Management. Grantee may plant and maintain native vegetation on the Easement Property.

(2) Animal Control. Grantee may undertake reasonable actions to control or eradicate feral and non-native animals on the Easement Property (excluding Livestock and species raised, introduced or dispersed to the extent permitted by Section 6(b)(2)(C) in connection with a hunting program). Grantee shall coordinate all such activities with, and shall not unreasonably interfere with, the Reserved Rights, including Grantor’s wildlife management activities. In no event shall Grantee have the right to introduce, transport to or within, re- introduce or disperse any animal species on the Easement Property, unless (A) Grantee develops a reasonable written plan for any such activity and submits such written plan to Owner Designee, and (B) Owner Designee approves such plan. Owner Designee shall not withhold its approval of such plan if it is consistent with the Long-Term Stewardship Standard, and Owner Designee reasonably determines that the plan will not unreasonably interfere with a Reserved Right or create any material risk to the entitlement and/or development of a Project or Potential Project.

(3) Condor Feeding Program. Grantee may initiate and maintain a California condor feeding and monitoring program on the Easement Property that provides feeding areas for California condors and monitors their activities, provided that Grantee obtains the prior approval of all federal, state, regional and local agencies with discretionary approval authority over any such activity.

(4) Signage. Grantee may erect, maintain, and/or remove one or more signs or other appropriate markers in prominent locations on the Easement Property that may be visible from public roads or other adjoining property. The location, size, content, wording and appearance of any such sign shall be subject to Grantor’s prior written approval, which shall not be unreasonably withheld, and, without limiting the foregoing, the content of any such sign proposed by Grantee shall be limited to (i) information indicating that the Easement Property is protected by this Conservation Easement, and/or the participation of Grantee and of WCB (including the WCB logo) in funding the acquisition and/or maintenance of this Conservation Easement, (ii) trail markers and other signage related to Public Access, or (iii) natural, cultural and historic resource interpretive information.

(5) Fencing. Grantee may erect, maintain, and/or remove fencing on the Easement Property, except that Grantor’s prior written consent (which may be granted or withheld in Grantor’s sole discretion) shall be required, for the removal of any fencing not erected by Grantee.

(6) Weed, Non-Native Plant Control. Grantee may use pesticides, herbicides or other biocides, mechanical removal or other reasonable methods to control noxious weeds and to eliminate non-native plant species from the Easement Property, except that Grantor’s prior written consent (which may be granted or withheld in Grantor’s sole discretion) shall be required for any controlled burning. In addition, Grantee shall coordinate all such activities with, and shall not unreasonably interfere with, Grantor’s grazing and fuel management activities.

(7) Wetlands and Stream Course Restoration. Grantee may undertake reasonable actions to rehabilitate or restore stream courses, hydrologic conditions, riparian habitats or other wetlands, provided that no such activity shall unreasonably interfere with the Reserved Rights, including, but not limited to, the activities described in Section 6(b)(1)(H).

(8) Other RWMP Activities. With Grantor’s prior written consent, which shall not be unreasonably withheld, Grantee may undertake any other programs or activities to restore and enhance the Easement Property to the extent (i) necessary to further the Conservation Purpose, (ii) consistent with reasonable detail set forth in the RWMP, and (iii) consistent with the Long-Term Stewardship Standard.

(c) Conservation Activity Coordination.

(1) During the Initial Period, Grantee, at its sole cost and expense, may perform a Conservation Activity in accordance with this Section 7 with Grantor’s prior written consent, which may be granted or withheld in Grantor’s sole and absolute discretion. In connection with any proposed Conservation Activity, Grantee shall provide to Grantor all information required by an Activity Notice, and all other information reasonably required by Grantor in order to evaluate the proposed Conservation Activity.

(2) After the Initial Period, Grantee, at its sole cost and expense, may perform a Conservation Activity in accordance with this Section 7. In connection with any proposed Conservation Activity, Grantee shall provide Grantor with an Activity Notice at least thirty (30) days prior to Grantee’s commencement of the proposed Conservation Activity. In addition, Grantee shall promptly deliver to Grantor all other information reasonably required by Grantor in order to evaluate the proposed Conservation Activity. Grantor may object to any proposed Conservation Activity that Grantor believes is not consistent with the Long-Term Stewardship Standard or otherwise fails to comply with the requirements of Section 7(b), which objection shall describe Grantor’s objections in reasonable detail. If Grantor delivers a notice of objection to Grantee, then Grantee shall be required to respond, in reasonable detail, to Grantor’s objections before Grantee may enter the Easement Property to commence the proposed Conservation Activity or to continue the proposed Conservation Activity if previously commenced. Grantor’s failure to deliver any notice of objection to Grantee pursuant to this Section 7(c)(2) shall not operate as, or be deemed or construed to be, a waiver of any right or remedy that Grantor may have pursuant to Section 9 in connection with such Conservation Activity.

(d) Commercial Activity; Buildings and Facilities. Notwithstanding anything to the contrary contained in this Conservation Easement, in no event shall Grantee have the right to (i) conduct or permit to be conducted (except by Grantor or any party claiming a right to the Easement Property by or through Grantor) any commercial activity on, under or about the Easement Property, without the prior written consent of Grantor; (ii) construct any buildings on the Easement Property, except for a visitor center, not to exceed 2,000 square feet in a location mutually agreed upon by the Parties, constructed in accordance with the Public Access Plan and with Grantor’s prior written approval pursuant to Sections 7(b) and 7(c), provided, however, that Grantee shall not have the right to construct such a visitor center on the Easement Property if it has constructed such a visitor center elsewhere on the Conserved Lands; or (iii) construct any other structure or improvement of any other kind on the Easement Property, except (A) as reasonably required to carry out a Conservation Activity consistent with Section 7(b), (B) a facility specifically included in the Public Access Plan, including, without limitation, trail improvements, benches, picnic tables, ramadas, restrooms, and environmental campsites, or (C) a structure or improvement that is consistent with the Conservation Purpose, with Grantor’s prior written consent, which consent shall not be unreasonably withheld if the proposed structure or improvement is consistent with the Long-Term Stewardship Standard.

(e) Documentation of Completion of Conservation Activities. Grantee shall give Grantor written notice promptly following the successful completion of any Conservation Activity. Following Grantor’s receipt of such notice, the Parties, at Grantee’s sole cost and expense, shall jointly and cooperatively document the biological and physical condition of the portion of the Easement Property affected by the Conservation Activity. Any documentation prepared pursuant to this Section 7(e) shall be for informational purposes only in connection with applying subsection (iv) of the definition of the Long-Term Stewardship Standard, and shall not be binding on either Party or be deemed to supplement or amend the Report.

(f) Continuing RWMP Obligation. Notwithstanding any future termination or extinguishment of the Ranch Agreement, Grantee shall retain the obligation to maintain and update the RWMP in accordance with the Ranch Agreement.

(g) Mitigation. Owner Designee shall be initially responsible for establishing, implementing and monitoring any Mitigation activities required for each Project Approval in a

Mitigation Area during each Mitigation Implementation Period, unless otherwise mutually agreed by Owner Designee and Grantee; provided, however, that any obligation to execute and/or record any document or instrument necessary to effectuate a transfer of, or imposition of any negative covenant or restriction on, the fee interest in any Mitigation Area(s) shall remain the responsibility of Grantor. During each Mitigation Transition Period, Owner Designee and Grantee shall meet and confer periodically to coordinate the transition of Mitigation activities from Owner Designee to Grantee, including establishing a budget for such activities. After the expiration of each Mitigation Implementation Period, Grantee shall perform or cause to be performed all remaining Mitigation activities within the Mitigation Area required in connection with each Project Approval as and to the extent authorized by any required Resource Agency approval. Nothing in this Conservation Easement shall preclude Grantee from contracting with Grantor or any other party to actually perform, at Grantee’s cost, Mitigation activities for which Grantee is responsible.

8. Public Access.

(a) Public Access Plan. Recognizing that the Public enjoyment of the Conserved Lands is a high priority for the Parties, and because the Conservation Values, including natural communities and habitats, are pristine and include diverse flora and fauna, scenic resources, and important cultural and historical resources, Grantor agrees that significant and appropriate access to the Easement Property by the Public shall be provided and managed by Grantee, for the benefit of the people of the State of California. Pursuant to Section 3.11 of the Ranch Agreement, Owner Designee and Grantee have prepared, or shall jointly and cooperatively prepare, a comprehensive plan for access to the Conserved Lands by the Public in order to ensure significant, well-managed Public Access to the Easement Property (the “Public Access Plan”). The Public Access Plan is, or when prepared shall be, a part of the RWMP. Components of the Public Access Plan shall include, but not be limited to: (i) encouraging and facilitating access by the Public, including underserved communities and populations; (ii) selecting appropriate locations for access, trails and facilities consistent with the RWMP to enhance and preserve the Conservation Values of the Easement Property and the conservation values of the other Conserved Lands; (iii) coordinating such access with the Reserved Rights so that such Public Access does not unreasonably interfere with Grantor’s or other occupants’ operation of the Easement Property for the Reserved Rights; (iv) planning for Conservation Activities in Public Access areas; and (v) entry and use guidelines to ensure the safety of the Public and preservation of the Conservation Values in Public Access areas on the Easement Property and the other Conserved Lands. In addition, the Public Access Plan shall address private recreational use of the Easement Property, and may include authorization for such use (including commercial use) by Grantor and its invitees in addition to the uses permitted in Section 6(b)(2)(N), provided that such uses will not Significantly Impair the Conservation Values. The finalization and adoption of the Public Access Plan by Grantee, in accordance with the terms of the RWMP and this Section 8, shall be subject to approval by Owner Designee, which approval shall not be withheld if the Public Access Plan is consistent with the Long-Term Stewardship Standard, and by WCB in accordance with Section 24. In no event shall the Public Access Plan be amended without the approval of Owner Designee and Grantee, which shall not be unreasonably withheld, conditioned or delayed, and the approval of WCB in accordance with Section 24. Grantee shall have the ability to grant a revocable license to permit Public Access to the Easement Property for passive recreational uses, such as day hikes and overnight camping, only in accordance with the Public Access Plan and this Section 8. Grantee’s right to permit Public access to the Easement Property, and all access by the Public and other activities related to such right, is occasionally referred to in this Conservation Easement as “Public Access.”

(b) No Public Rights Created. Neither the Public Access Plan nor this Conservation Easement conveys any right of access to the public at large or to any individual or entity other than to Grantee, WCB to the extent permitted by Section 3(b), and the Third Party Beneficiary to the extent permitted by Section 20(b). Nothing contained in the Public Access Plan or in this Conservation Easement shall be deemed to be a gift or dedication of any portion of the Easement Property for use by the general public, and in no event shall any third party acquire any prescriptive rights in or over the Easement Property. Any Public Access authorized by Grantee pursuant to this Section 8, in addition to all other restrictions and limitations hereunder, shall be subject to limitation, modification, or termination by Grantee at any time. Grantor shall have the right to require that Grantee, at its sole cost and expense, post signs on the Easement Property in accordance with Section 1008 of the California Civil Code in connection with any Public Access on the Easement Property.

9. Remedies and Enforcement.

(a) Violation of Conservation Easement. Except in connection with a Contract Violation, if either Party (the “Non-Defaulting Party”) reasonably determines that the other Party (the “Defaulting Party”) is in violation of the terms of this Conservation Easement or that a violation is threatened, then the Non-Defaulting Party shall deliver a Notice of Violation to the Defaulting Party. In accordance with the WCB Grant Agreement, Grantee is also required to deliver a copy of any Notice of Violation to WCB. Within fourteen (14) days after delivery of a Notice of Violation, Grantor and Grantee shall meet at a location that Grantor and Grantee agree upon to discuss the circumstances of the alleged or threatened violation and to attempt to agree on appropriate corrective action. If the Parties determine that it is appropriate and desirable, a Consulting Expert shall attend the meeting. Grantor and Grantee shall each pay one-half of the costs of the services of the Consulting Expert for such discussion; provided, however, if Grantor and Grantee are unable to agree upon a Consulting Expert, each Party may retain the services of an expert at its own expense. If Grantor and Grantee are unable to agree on appropriate corrective action within thirty (30) days after such meeting, then the Non-Defaulting Party shall deliver a further written notice to the Defaulting Party to demand reasonable, particular corrective action to cure the violation. In accordance with the WCB Grant Agreement, Grantee is also required to deliver a copy of any further written notice to WCB. The Defaulting Party shall cure the violation within thirty (30) days after delivery of such further notice, or, if the violation cannot reasonably be cured within such thirty (30) day period, shall commence curing the violation as soon as reasonably possible within such thirty (30) day period and shall continue diligently to complete the cure within a reasonable period thereafter. Notwithstanding any provision of Section 6 requiring compliance with BMPs established in the RWMP, in no event shall Grantor be in default under this Conservation Easement for failing to comply, or failing to cause another party to comply, with any BMP that is not consistent with the applicable Management Standard governing the establishment and implementation of such BMP.

(b) Contract Violations. If Grantee reasonably determines that a Contract Violation has occurred, Grantee shall deliver a Notice of Violation to Grantor. In accordance with the WCB Grant Agreement, Grantee is also required to deliver a copy of any Notice of Violation to WCB. Within fourteen (14) days after delivery of a Notice of Violation, Grantor and Grantee shall meet at a location that Grantor and Grantee agree upon to discuss the circumstances of the alleged Contract Violation and to attempt to agree on appropriate corrective action. If the Parties determine that it is appropriate and desirable, a Consulting Expert shall attend the meeting. Grantor and Grantee shall each pay one-half of the costs of the services of the Consulting Expert for such discussion; provided, however, if Grantor and Grantee are unable to agree upon a Consulting Expert, each Party may retain the services of an expert at its own expense. If Grantor and Grantee are unable to agree on appropriate corrective action within thirty (30) days after such meeting, then Grantee shall deliver a further written notice to Grantor to demand reasonable, particular corrective action to cure the Contract Violation. In accordance with the WCB Grant Agreement, Grantee is also required to deliver a copy of such further written notice to WCB. Subject to the provisions of Section 9(f)(2), Grantor shall cure, or shall cause the party causing the Contract Violation to cure, the Contract Violation within thirty (30) days after Grantee’s delivery of such further notice, or, if the Contract Violation cannot reasonably be cured within such thirty (30) day period, commence curing the violation as soon as reasonably possible within such thirty (30) day period and continue diligently to complete the cure within a reasonable period thereafter. For purposes of this Section, a reasonable period shall include all periods necessary for Grantor to bring an action to enforce the terms of the Existing Contract or New Contract, as applicable, to the extent necessary to cure the Contract Violation, and, if such action is brought, to diligently prosecute to completion a final, non-appealable decision in such action. For purposes of this Section 9, Grantee shall be deemed to be the Non-Defaulting Party under this Section 9(b).

(c) Emergency Enforcement. Notwithstanding any of the foregoing, if at any time an ongoing or threatened violation of the terms of this Conservation Easement could Significantly Impair the Conservation Values or the Reserved Rights and the Non-Defaulting Party reasonably determines that irreparable harm would result if the Non-Defaulting Party were required to first complete the process set forth in Section 9(a) or 9(b), the Non-Defaulting Party may proceed immediately to seek an injunction to stop the violation, temporarily or permanently.

(d) Remedies. If the Defaulting Party fails to cure a violation of this Conservation Easement in accordance with Section 9(a), or if Grantor fails to cure or to cause another party to cure a Contract Violation pursuant to Section 9(b) (but subject to Section 9(f)(2)), then the Non-Defaulting Party may bring an action at law or in equity in accordance with Section 25(d) to enforce the terms of this Conservation Easement; provided, however, that Grantee shall not have any right to enforce a violation of an Existing Contract or a New Contract that is not a Contract Violation. Notwithstanding anything to the contrary contained in this Conservation Easement, in no event shall (i) the Defaulting Party be liable to the Non-Defaulting Party or the Third Party Beneficiary for any indirect, special, punitive, or consequential damages resulting from the Defaulting Party’s breach of this Conservation Easement, whether foreseeable or unforeseeable; (ii) Grantor be liable to Grantee or the Third Party Beneficiary for any monetary damages whatsoever in connection with a Contract Violation, unless Grantor knowingly allowed the Contract Violation, subject to Sections 9(b) and 9(f)(2); (iii) Grantor or any party to an Existing Contract or a New Contract be liable to the Non-Defaulting Party or the Third Party Beneficiary for any indirect, special, punitive, or consequential damages resulting from any Contract Violation, whether foreseeable or unforeseeable; (iv) Grantee be liable to any party to an Existing Contract or a New Contract or the Third Party Beneficiary for any indirect, special, punitive, or consequential damages resulting from the Grantee’s breach of this Conservation Easement, whether foreseeable or unforeseeable; and (v) Grantor or any party to an Existing Contract or a New Contract be liable for non-compliance with BMPs that are not consistent with the applicable Management Standard governing the establishment and implementation of such BMPs. To the extent that Grantee or the Third Party Beneficiary recovers any monetary damages for the cost of restoring any injury or damage to a portion of the Easement Property that is caused by Grantor’s breach of this Conservation Easement, all such damages recovered by Grantee or the Third Party Beneficiary, as applicable, shall be applied to the cost of undertaking any corrective action to the applicable portion of the Easement Property. The Parties and the Third Party Beneficiary each hereby waives any right it may otherwise have to recover any damages that are inconsistent with the limitations set forth in this Section 9(d). Notwithstanding anything to the contrary contained in California Civil Code Section 815.7(d), or any similar statute, the Parties and the Third Party Beneficiary each hereby waives any right to recover the costs of litigation, including reasonable attorneys’ fees, in connection with any action to enforce this Conservation Easement. The Parties agree that this limitation of remedies provision shall be strictly enforced.

(e) Remedies Cumulative. Except to the extent that a Party’s right to damages and recovery of litigation costs is limited in Section 9(d) and to the extent that the Third Party Beneficiary’s remedies are limited in Section 9(g), the remedies described in this Section 9 shall be cumulative and shall be in addition to all remedies now or hereafter existing at law or in equity, including but not limited to, the remedies set forth in California Civil Code Section 815 et seq., inclusive. The failure of the Non-Defaulting Party to discover a violation or to take immediate legal action shall not bar the Non-Defaulting Party from taking such action at a later time.

(f) Direct Actions for Contract Violations.

(1) Existing or New Contracts. If Grantor fails to cure or to cause another party to cure a Contract Violation pursuant to Section 9(b), then Grantee shall have the right, but not the obligation, to bring an action at law or in equity against the other party to any Existing Contract or New Contract to enforce the terms of this Conservation Easement.

(2) Existing Easements. In connection with any Contract Violation under an Existing Easement, notwithstanding anything else to the contrary contained in this Conservation Easement, Grantee agrees that Grantor shall not be obligated to cure any such Contract Violation (except as may be required as a result of an action brought by Grantee pursuant to the last sentence of this Section 9(f)(2)) or to bring any legal action against the other party to the Existing Easement to cure such Contract Violation, it being the intent of Grantor and Grantee that Grantee shall bear the cost (other than the incidental cost of Grantor’s cooperation as provided in this Section 9(f)(2)) of any such enforcement of this Conservation Easement as against the other party to an Existing Easement. If Grantee brings an action at law or in equity against the other party to any Existing Easement, but Grantee is unable to maintain a claim against the other party to the Existing Easement due to a court’s determination that Grantor is a necessary party to the action, then Grantee may, promptly following such determination, request in writing that Grantor assign to Grantee any claims it may have against the other party to the

Existing Easement for the Contract Violation and/or allow Grantee to bring an action in Grantor’s name, at no out-of-pocket cost or liability to Grantor, to enable Grantee to enforce the terms of this Conservation Easement against the other party to the Existing Easement. In no event shall Grantee have the right to bring an action against Grantor in connection with a Contract Violation under an Existing Easement, unless within forty-five (45) days after such written request (or such shorter time allowed by the court for Grantor to join the action), Grantor has not assigned its claims or allowed Grantee to bring an action in Grantor’s name as set forth above.

(g) Limited Third Party Beneficiary Enforcement Right. The TPB shall have the limited right to enforce an actual or threatened TPB Enforceable Violation of this Conservation Easement. Prior to commencing any permitted enforcement action for an alleged TPB Enforceable Violation, the TPB shall attempt to allow Grantee to pursue enforcement of the TPB Enforceable Violation in accordance with this Section 9(g). If the TPB reasonably believes that a TPB Enforceable Violation has occurred, the TPB shall provide notice of the alleged TPB Enforceable Violation to the Parties. If Grantee delivers a Notice of Violation for the alleged TPB Enforceable Violation or is otherwise taking reasonable steps to cause Grantor to cure the alleged TPB Enforceable Violation, then the TPB shall not have any right to enforce such TPB Enforceable Violation. If Grantee has not delivered a Notice of Violation for, or otherwise taken reasonable steps to cause Grantor to cure the alleged TPB Enforceable Violation within thirty (30) days after receipt of notice from the TPB, or if, after such thirty (30) day period and Grantee’s receipt of a second notice from the TPB, Grantee fails to diligently pursue the process set forth in Section 9(a) or 9(b), as applicable, or to otherwise take reasonable steps to cause Grantor to cure the alleged TPB Enforceable Violation, then the TPB shall have the right to deliver a Notice of Violation for the alleged TPB Enforceable Violation in accordance with Section 9(a) or 9(b), as applicable, and to thereafter participate in the process set forth in such Section with Grantor and Grantee. If the alleged TPB Enforceable Violation is not cured in accordance with Section 9(a) or 9(b), as applicable, then the TPB may file an action for relief in accordance with Sections 9(d) and 25(d). In no event shall any of the Resource Organizations, other than the TPB, have any independent enforcement right in connection with this Conservation Easement, and neither the Resource Organizations nor the TPB shall have any right to enforce a violation that is not a TPB Enforceable Violation.

(h) No Waiver. Enforcement of the terms of this Conservation Easement against a Party shall be at the discretion of the Non-Defaulting Party, and any forbearance by the Non-Defaulting Party to exercise its rights under this Conservation Easement in the event of any breach of any term of this Conservation Easement shall not be deemed or construed to be a waiver by the Non-Defaulting Party of such term or of any subsequent breach of the same or any other term of this Conservation Easement or of any of such Non-Defaulting Party’s rights under this Conservation Easement. No delay or omission by the Non-Defaulting Party in the exercise of any right or remedy shall impair such right or remedy or be construed as a waiver. A Party’s permission to carry out, or failure to object to, any proposed use or activity by the other Party shall not constitute consent to any subsequent use or activity of the same or any different nature. As used in this Section 9(h), “Non-Defaulting Party” and “Party” include the Third Party Beneficiary.

(i) Acts Beyond Grantor’s Control. Nothing contained in this Conservation Easement shall be construed to entitle Grantee to bring any action against Grantor for any injury to or change in the Easement Property to the extent resulting from (i) any natural cause, including, but not limited to, fire, flood, storm, or earth movement, beyond Grantor’s reasonable control; (ii) acts by Grantee, its employees, agents, contractors and invitees; (iii) trespass or other acts by unrelated third parties that Grantor does not knowingly allow; or (iv) any action taken by Grantor in a good faith effort to prevent, abate, or mitigate injury to any person, personal property or to the Easement Property resulting from any of the foregoing causes.

(j) Acts Beyond Grantee’s Control. Nothing contained in this Conservation Easement shall be construed to entitle Grantor to bring any action against Grantee for any injury to or change in the Easement Property to the extent resulting from (i) any natural cause, including, but not limited to, fire, flood, storm, or earth movement, beyond Grantee’s reasonable control; (ii) acts by Grantor, its employees, agents, contractors and invitees; (iii) trespass or other acts by unrelated third parties that Grantee does not knowingly allow (but this clause (iii) shall not apply to Public Access or acts of the Third Party Beneficiary); or (iv) any action taken by Grantee in a good faith effort to prevent, abate, or mitigate injury to any person, personal property or to the Easement Property resulting from any of the foregoing causes.

10. Insurance.

(a) Grantee’s Responsibility. Grantee shall obtain and maintain a policy of commercial general liability insurance insuring against bodily injury and property damage with respect to the activities of Grantee and Grantee’s employees, agents, and invitees (including, but not limited to, any person who obtains access to the Easement Property pursuant to Section 8) on the Easement Property and the other Conserved Lands in which Grantee holds an interest. The policy, which may be in the form of an umbrella policy covering other activities or properties where Grantee is involved, shall (i) be written as primary insurance, (ii) have an initial combined limit of coverage not less than $5,000,000, which shall be adjusted from time to time thereafter as commercially reasonable and provided any increase in coverage is available upon commercially reasonable terms, and (iii) name Grantor, any lender with a loan secured by all or a part of the Easement Property, as indicated by Grantor in writing, and any other party reasonably requested in writing by Grantor each as additional insureds. In addition, Grantee shall obtain and maintain a policy of comprehensive automobile liability insurance with a policy limit of not less than $1,000,000 each accident for bodily injury and property damage, and insuring against all loss in connection with the ownership, maintenance and operation of automotive equipment that is owned, hired or non-owned, and Workers’ Compensation with statutory limits. Not more often than once per year and upon not less than sixty (60) days prior written notice, Owner Designee may require Grantee to increase the insurance limit set forth above or to provide other forms of insurance, as commercially reasonable in light of the activities of Grantee and its employees, agents, and invitees on the Easement Property, provided that such increase or other forms of insurance are available upon commercially reasonable terms.

(b) Grantor’s Responsibility. Grantor shall obtain and maintain a policy of commercial general liability insurance insuring against bodily injury and property damage with respect to the activities on the Easement Property of Grantor and Grantor’s employees, agents, and invitees. The policy, which may be in the form of an umbrella policy covering other activities or properties where Grantor is involved, shall be written as primary insurance, have an initial combined limit of coverage not less than $5,000,000, which shall be adjusted from time to time thereafter as commercially reasonable, and shall name Grantee as an additional insured. In addition, Grantor shall obtain and maintain a policy of comprehensive automobile liability insurance with a policy limit of not less than $1,000,000 each accident for bodily injury and property damage, and insuring against all loss in connection with the ownership, maintenance and operation of automotive equipment that is owned, hired or non-owned, and Workers’ Compensation with statutory limits. In addition, Grantor shall require in any New Contract entered into by Grantor after the Agreement Date that Grantee be named as an additional insured under any commercial general liability policy that is required to be carried by the other party thereunder.

(c) Evidence of Insurance. Promptly following the recordation of this Conservation Easement, and no less than fifteen (15) days prior to the expiration or non-renewal of any required coverage, Grantee and Grantor shall each deliver to the other Party a certified copy of its insurance policy or policies or a certificate issued by the insurance company (in a form reasonably satisfactory to the other Party) evidencing compliance with the insurance requirements under this Section 10.

(d) No Limitation. The insurance requirements in this Section 10 shall not in any way limit, in either scope or amount, the indemnity obligations separately owed by Grantor and Grantee under this Conservation Easement, or the liability of either Party for a breach of its obligations or for loss or damage for which a Party is responsible hereunder.

11. Costs and Liabilities.

(a) In General. Except to the extent otherwise stated in this Conservation Easement or to the extent of any Public Access, Conservation Activity or any acts by Grantee, or any of the other Grantee Indemnified Parties, pursuant to Section 3 or the RWMP, (i) Grantor retains all responsibilities and shall bear all costs and liabilities of any kind related to the ownership, operation, upkeep, and maintenance of the Easement Property; and (ii) Grantor agrees that Grantee shall have no duty or responsibility for the operation, upkeep or maintenance of the Easement Property, the monitoring of hazardous conditions thereon, or the protection of Grantor, the public or any third parties (except for members of the Public or third parties who are permitted access in connection with any Public Access or Conservation Activity) from risks relating to conditions on the Easement Property. Notwithstanding the foregoing provisions of this Section 11(a), Grantee shall be responsible for, and shall bear all costs and liabilities of any kind related to, Public Access or the Conservation Activities, including, but not limited to, the incremental upkeep of the Easement Property due to Public Access or the Conservation Activities; provided, however, nothing in this Section 11(a) shall be construed as limiting Grantor’s obligations to comply with the applicable BMPs; and provided further that Grantee shall not be responsible for costs and liabilities to the extent resulting from Grantor’s negligence if Grantor actively undertakes any Conservation Activity on Grantee’s behalf.

(b) Permits and Approvals. Grantor shall be solely responsible for obtaining any applicable governmental permits and approvals for any activity or use permitted by this Conservation Easement that is undertaken by Grantor, and any activity or use shall be undertaken in accordance with all Applicable Laws. Grantee shall be solely responsible for obtaining any applicable governmental permits and approvals for any activity or use permitted by this Conservation Easement that is undertaken by Grantee, and any activity or use shall be undertaken in accordance with all Applicable Laws.

(c) Taxes. Grantor shall pay before delinquency all Taxes, and shall furnish Grantee with satisfactory evidence of payment upon request. If any such Taxes are levied against Grantor or the Easement Property (or if the assessed value thereof is increased) as a result of any activities of Grantee on the Easement Property, including, but not limited to, any Public Access or Conservation Activity, then Grantee shall, upon demand, repay to Grantor the amount so paid. Nothing in this Section 11(c) shall be interpreted to obligate Grantor, and Grantee shall remain responsible, to pay any Taxes owed by Grantee as a result of a voluntary or involuntary transfer of Grantee’s interests under this Conservation Easement.

12. Indemnifications.

(a) By Grantor. Grantor shall hold harmless, protect, defend (with counsel reasonably approved by Grantee) and indemnify the Grantee Indemnified Parties from and against any and all Claims arising from or in any way connected with: (i) any violation by Grantor of any Applicable Law in connection with this Conservation Easement or the Easement Property; or (ii) except to the extent of the negligence or willful misconduct of any of the Grantee Indemnified Parties, any injury to or the death of any person, or physical damage to any property, resulting from any act, omission, condition, or other matter related to or occurring on or about the Easement Property; provided, however, that Grantor’s obligations under this Section 12(a)(ii) shall not apply to the extent that any Claim results from or is in any way connected with the following except to the extent of the gross negligence or willful misconduct of any of the Grantor Indemnified Parties: (A) any entry upon the Easement Property by any of the Grantee Indemnified Parties or any person permitted access to the Easement Property pursuant to Section 3(b) or in connection with any Public Access or Conservation Activity or pursuant to Section 3 or 20, (B) any Public Access or any Conservation Activity, or (C) any act, omission, condition, or other matter related to or occurring on or about the Easement Property in connection with any Grantee Indemnified Party’s activities pursuant to Section 3 or the RWMP.

(b) By Grantee. Grantee shall hold harmless, protect, defend (with counsel reasonably approved by Grantor) and indemnify the Grantor Indemnified Parties from and against any and all Claims arising from or in any way connected with: (i) any violation by Grantee of any Applicable Law in connection with this Conservation Easement or the Easement Property; or (ii) any injury to or the death of any person, or physical damage to any property, resulting from or in any way connected with (A) any entry upon the Easement Property by any of the Grantee Indemnified Parties or any person permitted access to the Easement Property pursuant to Section 3(b) or in connection with any Public Access or any Conservation Activity, (B) any Public Access or Conservation Activity, or (C) any act, omission, condition, or other matter related to or occurring on or about the Easement Property in connection with Grantee’s activities pursuant to Section 3 or the RWMP; or (iii) any Hazardous Materials generated, treated, stored, used, released, disposed of, deposited or abandoned in, on, under or from the Easement Property by any Grantee Indemnified Party or by any person permitted access to the Easement Property pursuant to Section 3 or 20 or in connection with any Public Access or

Conservation Activity, or any exacerbation of an existing condition related to Hazardous Materials or underground storage tanks in, on, under or from the Easement Property by any Grantee Indemnified Party or any person permitted access to the Easement Property pursuant to Section 3 or 20 or in connection with any Public Access or Conservation Activity; provided, however, that Grantee’s obligations under Section 12(b)(ii) and (iii) shall not apply to the extent that any Claim results from the gross negligence or willful misconduct of any of the Grantor Indemnified Parties.

(c) Hazardous Materials Liability. Without limiting the obligations of Grantor under Section 12(a), Grantor hereby releases and agrees to indemnify, protect and hold harmless the Grantee Indemnified Parties from and against any and all Claims arising from or connected with any Hazardous Materials or underground storage tanks present, alleged to be present, or otherwise associated with the Easement Property at any time, except any Hazardous Materials generated, treated, stored, used, released, disposed of, deposited or abandoned on the Easement Property (including by migration from adjacent property) by any Grantee Indemnified Party or by any person granted access to the Easement Property pursuant to Section 3 or 20 or in connection with any Public Access or Conservation Activity, and except to the extent that any Grantee Indemnified Party or any person granted access to the Easement Property pursuant to Section 3 or 20 or in connection with any Public Access or Conservation Activity exacerbates any existing condition related to Hazardous Materials or underground storage tanks in, on, under or from the Easement Property. This release and indemnification includes, but is not limited to, Claims for (i) injury to or death of any person or physical damage to any property; and (ii) the violation or alleged violation of, or other failure to comply with, any Environmental Laws by Grantor; provided, however, that this release and indemnification shall not apply to the extent that any Claim results from or is in any way connected with the following except to the extent of Grantor’s gross negligence or willful misconduct: (A) any entry upon the Easement Property by any of the Grantee Indemnified Parties or any person permitted access to the Easement Property in connection with any Public Access or Conservation Activity or pursuant to Section 3 or 20, (B) any Public Access or Conservation Activity, or (C) any act, omission, condition, or other matter related to or occurring on or about the Easement Property in connection with any Grantee Indemnified Party’s activities pursuant to Section 3 or the RWMP. If any action or proceeding is brought against any of the Grantee Indemnified Parties by reason of any such indemnified Claim, Grantor shall, at the election of and upon written notice from Grantee, defend such action or proceeding by counsel reasonably acceptable to the Grantee Indemnified Party.

(d) No Owner or Operator Liability. The Parties do not intend this Conservation Easement to be, and this Conservation Easement shall not be, construed such that it creates in or gives to Grantee any of the following solely as the result of being a passive holder of this Conservation Easement:

(1) The obligations or liability of an “owner” or “operator” or “arranger,” as those terms are defined and used in Environmental Laws, including, but not limited to, CERCLA;

(2) The obligations or liabilities of a person described in 42 U.S.C. Section 9607(a)(3) or (4);

(3) The obligations of a responsible person under any applicable Environmental Laws;

(4) The right to investigate and remediate any Hazardous Materials associated with the Easement Property ; or

(5) Any control over Grantor’s ability to investigate, remove, remediate or otherwise clean up any Hazardous Materials associated with the Easement Property.

This provision, however, shall not relieve Grantee from any obligations or liabilities for any of the foregoing to the extent that such obligations or liabilities arise as a result of or in connection with any activities of Grantee or the Grantee Indemnified Parties on or about the Easement Property.

13. Transfer of Easement.

(a) Voluntary Transfer.

(1) In the event that Grantee desires to assign its interest under this Conservation Easement, Grantee shall provide Owner Designee and the Third Party Beneficiary with written notice of such desire. Owner Designee and the Third Party Beneficiary shall each have the right to approve or disapprove, in its sole discretion, any proposed voluntary assignment of Grantee’s interest under this Conservation Easement and the proposed assignee. Owner Designee, Grantee and the Third Party Beneficiary intend that, in the selection of any assignee entity, preference be given to a qualified private nonprofit organization with the requisite experience in holding and monitoring conservation easements on properties similar to the Easement Property and preserving and protecting the Conservation Values. If Owner Designee and the Third Party Beneficiary approve of the proposed voluntary assignment, then the assignee shall be an entity selected by Owner Designee and the Third Party Beneficiary that is (a) qualified to hold a conservation easement under Section 815.3 of the California Civil Code; (b) determined by Owner Designee and the Third Party Beneficiary, each in its sole discretion, to be: (i) experienced in holding and monitoring conservation easements on properties similar to the Easement Property; (ii) willing and financially able to assume all of the responsibilities imposed on Grantee under this Conservation Easement; and (iii) otherwise qualified to be an assignee of this Conservation Easement; and (c) approved by WCB in accordance with Section 13(c). Owner Designee and the Third Party Beneficiary shall have one hundred twenty (120) days to designate an assignee that Owner Designee and the Third Party Beneficiary reasonably determine meets such criteria. The one hundred twenty (120) day time period may be extended, and shall be extended so long as Owner Designee and the Third Party Beneficiary are taking reasonable steps to select an assignee.

(2) If Owner Designee and the Third Party Beneficiary each approve a voluntary assignment pursuant to Section 13(a)(1), but are unable to agree on a designated assignee, then the assignee shall be The Nature Conservancy, provided that The Nature Conservancy is (a) qualified to hold a conservation easement under Section 815.3 of the California Civil Code; (b) determined by Owner Designee and the Third Party Beneficiary, each in its sole discretion, to be: (i) experienced in holding and monitoring conservation easements on properties similar to the Easement Property; (ii) willing and financially able to assume all of the responsibilities imposed on Grantee under this Conservation Easement; and (iii) otherwise qualified to be an assignee of this Conservation Easement; and (c) approved by WCB in accordance with Section 13(c). If the foregoing criteria are not met, then Owner Designee and the Third Party Beneficiary shall be deemed to disapprove Grantee’s voluntary assignment of its interest under this Conservation Easement. If, however, Grantee ceases to exist or no longer qualifies to hold this Conservation Easement under applicable state law, then Owner Designee and the Third Party Beneficiary shall proceed in accordance with the provisions of Section 13(b).

(3) Notwithstanding anything in this Section 13(a) to the contrary, and except as set forth in Section 13(b) and (c), this Conservation Easement shall not be transferred by Grantee to any Governmental Agency without the consent of Owner Designee, which consent shall be in Owner Designee’s sole and absolute discretion.

(b) Involuntary Transfer. Notwithstanding any provision of this Conservation Easement to the contrary, in the event the existence of the Tejon Ranch Conservancy, or any successor holding the rights of the Tejon Ranch Conservancy pursuant to this Conservation Easement, is terminated for any reason, Grantor and Grantee desire that title to all interest in this Conservation Easement will immediately vest in The Nature Conservancy. If, however, Hie Nature Conservancy is (i) no longer in existence; (ii) in the reasonable determination of Owner Designee and the Third Party Beneficiary, (A) not then qualified to hold a conservation easement under Section 815.3 of the California Civil Code; (B) no longer experienced in holding and monitoring conservation easements on properties similar to the Easement Property; or (C) not willing or financially able to assume all of the responsibilities imposed on Grantee under this Conservation Easement; or (iii) not approved by WCB in accordance with Section 13(c), then, unless Owner Designee, the Third Party Beneficiary and WCB approve transfer of this Conservation Easement to another organization that meets the criteria listed in Section 13(a)(2)(a)-(b) and that is a nonprofit organization that has qualified for exempt status under Code Section 501(c)(3) and is not a private foundation under Code Section 509, this Conservation Easement shall vest in the State of California, acting by and through WCB, pursuant to Section 13(c). Grantor, Grantee, Owner Designee and the Third Party Beneficiary intend that, in the selection of an assignee entity as set forth above, preference be given to a qualified private nonprofit organization with the requisite experience in holding and monitoring conservation easements on properties similar to the Easement Property and preserving and protecting the Conservation Values.

(c) WCB Approval and Vesting Rights.

(1) Notwithstanding anything in this Section 13 to the contrary, no assignment, transfer, or conveyance of this Conservation Easement is valid without the prior written approval of WCB pursuant to the terms of the WCB Grant Agreement. If the existence of Grantee is terminated for any reason, this Conservation Easement shall immediately vest in the State of California, acting by and through WCB, unless, prior to that termination and with the approval of WCB, another nonprofit organization acquires this Conservation Easement pursuant to Section 13(b). Any deed or other instrument of conveyance transferring this Conservation Easement to a nonprofit organization shall be recorded and shall set forth the executory interest and right of entry on the part of the State of California set forth in this Section 13(c).

(2) As set forth in the WCB Grant Agreement, if this Conservation Easement vests in the State of California, acting by and through WCB, then WCB shall not unreasonably withhold its approval of, and shall reasonably cooperate with Owner Designee and the Third Party Beneficiary to, assign the State of California’s interest as Grantee hereunder to an assignee approved by Owner Designee, the Third Party Beneficiary and WCB as provided in this paragraph. Owner Designee, the Third Party Beneficiary and WCB intend that, in the selection of any assignee entity, preference be given to a qualified private nonprofit organization with the requisite experience in holding and monitoring conservation easements on properties similar to the Easement Property and preserving and protecting the Conservation Values. The assignee shall be an entity selected by Owner Designee, the Third Party Beneficiary and WCB, that is (a) qualified to hold a conservation easement under Section 815.3 of the California Civil Code; and (b) determined by Owner Designee, the Third Party Beneficiary and WCB, each in its sole discretion, to be: (i) experienced in holding and monitoring conservation easements on properties similar to the Easement Property; (ii) willing and financially able to assume all of the responsibilities imposed on Grantee under this Conservation Easement; and (iii) otherwise qualified to be an assignee of this Conservation Easement. Owner Designee and the Third Party Beneficiary shall have one hundred twenty (120) days after the date that this Conservation Easement vests in WCB to submit to WCB one (1) or more proposed assignees that Owner Designee and the Third Party Beneficiary reasonably determine meet such criteria. The one hundred twenty (120) day time period may be extended, and shall be extended so long as Owner Designee and the Third Party Beneficiary are taking reasonable steps to select the proposed assignee(s). WCB, Owner Designee and the Third Party Beneficiary shall use reasonable efforts to select the assignee based on the above criteria within five hundred forty (540) days after the date this Conservation Easement vests in WCB. The five hundred forty (540) day time period may be extended, and shall be extended, up to the date that is two (2) years after the date of such vesting, so long as Owner Designee, the Third Party Beneficiary and WCB are taking reasonable steps to select and approve the proposed assignee.

(d) No Merger. It is the intent of Grantor and Grantee that, if Grantee ever acquires fee title to all or a portion of the Easement Property, such fee title shall not merge (whether by operation of law or otherwise) with any of the rights granted by this Conservation Easement, and this Conservation Easement shall remain in full force and effect as to all portions of the Easement Property. Consistent with the foregoing, should Grantee acquire fee title to all or a portion of the Easement Property, Grantee shall assign this Conservation Easement to another entity pursuant to Section 13(a); provided, that if the Tejon Ranch Conservancy is Grantee and acquires fee title to all or a portion of the Easement Property, the assignment of this Conservation Easement to another entity shall provide that all of Grantee’s rights set forth in Section 7 (Grantee Activities) and Section 8 (Public Access) shall remain with the Tejon Ranch Conservancy and not the assignee for as long as the Tejon Ranch Conservancy remains the fee owner of the Easement Property or a portion thereof. It is also the intent of the Parties that this Conservation Easement not be extinguished, merged into the fee title, modified, or otherwise deemed affected should the existence of Grantee terminate for any reason prior to the transfer of this Conservation Easement to a successor holder.

(e) Encumbrance of Conservation Easement. This Conservation Easement may not be used as security for any debt without the prior written approval of Grantor, the Third Party Beneficiary and WCB, each of which may withhold its consent in its sole and absolute discretion.

14. Transfer of Easement Property.

(a) Reference; Notice. Nothing contained in this Conservation Easement shall prohibit Grantor from separately selling, transferring or subdividing any portion of the Easement Property, separate from the balance of the Easement Property. Grantor covenants and agrees to reference this Conservation Easement and the RWMP in any deed or other legal instrument by which Grantor divests itself of any right, title or interest in all or any portion of the Easement Property, including, but not limited to, a leasehold interest or other New Contract. Grantor further agrees to give written notice to Grantee of any transfer of a fee interest in all or any portion of the Easement Property. The failure of Grantor to perform any act provided in this Section 14 shall not impair the validity of any deed or other legal instrument by which Grantor divests itself of any right, title or interest in all or any portion of the Easement Property, impair the validity of this Conservation Easement nor limit the enforceability of this Conservation Easement in any way, and any transferee of any right, title or interest in all or any portion of the Easement Property shall be subject to the terms of this Conservation Easement. Any successor in interest of Grantor, by acceptance of a deed, lease or other document purporting to convey any right, title or interest in the Easement Property, shall be deemed to have consented to, reaffirmed and agreed to be bound by and benefit from all of the terms, covenants, restrictions and conditions of this Conservation Easement to the extent applicable to the subject property and the interest obtained.

(b) Subdivision and Sale of Easement Property.

(1) The act of subdividing or transferring into separate ownerships) all or any portion of the Easement Property (including creation and transfer of the transferred property as a separate legal lot, and any further subdivision or transfer thereof) does not create any new rights in the fee owner or the Grantee, or expand the scope of any rights in either the fee owner or the Grantee, to use the subdivided and/or transferred portions of the Easement Property (including, but not limited to, any rights to build new structures and improvements or expand existing structures, and any rights of access) beyond the intensity that would be permitted thereon under this Conservation Easement in the absence of the subdivision or transfer. The Parties further acknowledge that the Long-Term Stewardship Standard recognizes that continued economic use of the Conserved Lands, as a whole, will be respected, but does not require consideration of continued economic use of each individual parcel.

(2) Grantor covenants to include recitals in any deed or other legal instrument conveying an interest in the Easement Property or any portion thereof to a third party substantially consistent with the following: (a) except for any development rights applicable to the transferred property that are reserved to Grantor in this Conservation Easement, the transferred property comes with no development rights, including but not limited to the right to construct dwelling units on the transferred property, (b) the transferred property is subject to significant use restrictions and to additional requirements pursuant to the Ranch-Wide Management Plan, including, but not limited to, the right of Grantee to carry out Conservation Activities, permit Public Access, and establish Best Management Practices, all as set forth in this

Conservation Easement, (c) the Long-Term Stewardship Standard recognizes that continued economic use of the Conserved Lands (which, as defined in this Conservation Easement, includes areas in addition to the Easement Property), as a whole, will be respected, but does not require consideration of continued economic use of each individual parcel, (d) the effect of Conservation Activities and Best Management Practices required pursuant to this Conservation Easement may result in disproportionate restrictions on or may effectively preclude some, and potentially even all, uses of the transferred property (if less than all of the Conserved Lands), or portions thereof, that are otherwise generally permitted on the Easement Property consistent with this Conservation Easement, and (e) the act of subdividing or transferring into separate ownership(s) all or any portion of the Easement Property (including creation and transfer of the transferred property as a separate legal lot, and any further subdivision or transfer thereof) does not create any new rights in the fee owner or Grantee, or expand the scope of any rights in either the fee owner or Grantee, to use the subdivided and/or transferred portions of the Easement Property (including, but not limited to, any rights to build new structures and improvements or expand existing structures, and any rights of access) beyond the intensity that would be permitted thereon under this Conservation Easement in the absence of the subdivision or transfer. Prior to or at the time of any such transfer, Grantor shall obtain from any such third party purchaser a written instrument signed by such purchaser wherein such purchaser acknowledges the foregoing recitals.

(c) Transfer Fees. Grantor recognizes that Grantee will incur direct and indirect costs for monitoring and administration of this Conservation Easement. Rather than charging such costs to Grantor, and in addition to any fees Grantee may receive under the Ranch Agreement, Grantor and Grantee agree that concurrently with each sale or transfer of the fee interest in all or any part of the Easement Property (other than Excluded Transfers), Grantor and its successors in interest shall pay to Grantee, or its successor, as holder of this Conservation Easement, a fee (“Transfer Fee”) equal to one-half of one percent (0.5%) of the purchase price of the property being sold or transferred. If the consideration for the transfer is not limited to payment of a purchase price, then the foregoing percentage shall be paid based upon the greater of the amount of monetary consideration actually paid (if any) and the fair market value of the applicable portion of the Easement Property (as encumbered by this Conservation Easement, but without reference to any mortgage, deed of trust or similar encumbrance on the Easement Property) at the time of the transfer. For purposes hereof, there shall be no Transfer Fee payable upon an Excluded Transfer. Within five (5) business days after the close of escrow for any transfer of the Easement Property, the transferor shall, in addition to giving notice of the transfer to Grantee, either (i) pay the Transfer Fee to Grantee and concurrently deliver to Grantee a true and correct copy of the transferor’s closing statement, or (ii) deliver to Grantee the transferor’s closing statement together with a declaration executed by the transferor setting forth the facts which qualify the transfer as an Excluded Transfer. In the event that the transferor shall transfer the Easement Property without payment of a Transfer Fee, both the transferor and its successor in interest shall become jointly and severally liable therefor, and Grantee shall have the right to bring suit to recover the Transfer Fee and interest thereon at the rate of the lesser of eight percent (8%) per annum or the maximum rate permitted by law from the date due until the date paid plus its costs of suit, including reasonable attorneys’ fees.

(d) Transfer of Mineral Rights. Grantor shall not grant, transfer or otherwise convey any surface rights to explore for, develop or extract any minerals, oil, gas or hydrocarbons. Nothing in this Conservation Easement shall prohibit or limit Grantor’s right to remove or extract any subsurface mineral or non-mineral substance, oil, gas or hydrocarbons from any portion of the Easement Property through the surface of any area outside of the Easement Property where such removal or extraction is permitted; provided, in each case, that such removal or extraction does not cause material damage to the surface of the Easement Property (including groundwater), or the structures thereon.

(e) [Intentionally Omitted]

(f) Encumbrance of Fee. No provision of this Conservation Easement should be construed as impairing the ability of Grantor to use the Easement Property as collateral for borrowing, provided that any mortgage, lien or other encumbrance arising from such borrowing shall be subject and subordinate to this Conservation Easement.

(g) Additional Conservation Easements. Grantor shall have the right, subject to the provisions of the Ranch Agreement, to grant additional conservation easements over the Easement Property, including conservation easements for Mitigation Areas required pursuant to Project Approvals, provided that (i) such additional conservation easement rights shall not conflict with any of Grantee’s rights under this Conservation Easement, allow any use of the Easement Property that is inconsistent with the Conservation Purpose or impair Conservation Values; (ii) Grantor shall notify Grantee in writing at least sixty (60) days in advance of any proposed new grant of conservation easement over the Easement Property or any part of it, which notice shall include a complete copy of the proposed grant of conservation easement; and (iii) no new grant of conservation easement shall result in Grantee having to bear any additional obligation or cost under this Conservation Easement. Any new conservation easement shall include a clear reference to this Conservation Easement and shall include a statement that the new conservation easement is subject and subordinate to this Conservation Easement.

15. Effect of Easement: Runs with the Land. The Parties acknowledge that this Conservation Easement is an easement in gross, and that, pursuant to the terms of Sections 815 et seq. of the California Civil Code: (i) the Easement Property is declared to be open and natural land, and may not be converted or directed to any uses prohibited under this Conservation Easement; (ii) this Conservation Easement shall run with and burden the title to the Easement Property in perpetuity, and shall bind Grantor and all of the agents, devisees, administrators, employees, representatives, lessees, and assigns of Grantor, including all future owners, tenants, and occupants of the Easement Property or any portion of it or interest in it to all the terms and conditions of this Conservation Easement, for the benefit of Grantee and the successors and assigns of Grantee; and (iii) this Conservation Easement shall confine the use of the Easement Property to such activities as are consistent with the terms of this Conservation Easement and the Conservation Purpose. Grantor agrees that any transfer by Grantor of any interest in the Easement Property shall be in accordance with Section 14.

16. Extinguishment of Development Rights. Grantor hereby grants to Grantee all development rights, except retained development rights reserved to Grantor herein, that are now or hereafter allocated to, implied, reserved or inherent in the Easement Property, and Grantor and Grantee agree that such development rights are hereby terminated and extinguished. The Easement Property may not be used for the purpose of transferring development rights or calculating permissible development or lot yield of any other property.

17. Termination.

(a) Voluntary Termination Prohibited. Pursuant to Section 15, this Conservation Easement shall run with the land and burden title to the Easement Property in perpetuity. In making this Conservation Easement, Grantor has considered the possibility that uses prohibited by the terms of this Conservation Easement may become more economically valuable than permitted uses and that neighboring properties may in the future be put entirely to such prohibited uses. It is the intent of both Grantor and Grantee that any such changes shall not be deemed to be circumstances justifying the termination, extinguishment or modification of this Conservation Easement. In addition, the inability of Grantor, or Grantor’s heirs, successors, or assigns, to conduct or implement any or all of the uses permitted under the terms of this Conservation Easement, or the unprofitability of doing so, shall not impair the validity of this Conservation Easement or be considered grounds for the termination, extinguishment or modification of same; provided, however, that the foregoing shall not prohibit Grantor, or Grantor’s heirs, successors, or assigns from seeking any available remedy under Section 9 if it is unable to conduct or implement any or all of the uses permitted under the terms of this Conservation Easement as a result of any violation of this Conservation Easement by Grantee.

(b) Judicial Extinguishment. This Conservation Easement may not be extinguished unless circumstances arise in the future that make it impossible to achieve the Conservation Purpose, and, in any event such extinguishment may be accomplished only by appropriate judicial proceedings. No such extinguishment shall affect the value of Grantee’s interest in the Easement Property, and if the Easement Property, or any interest therein, is sold, exchanged, or taken after such extinguishment, Grantee shall be entitled to receive its pro-rata share of the proceeds of such sale, exchange or taking. The amount of the compensation to which Grantee shall be entitled from any sale, exchange, or taking of all or any portion of the Easement Property subsequent to such extinguishment shall be based on the respective fair market values of the interests of Grantee and Grantor extinguished as determined in the judicial extinguishment proceedings, and, except as set forth in Section 17(d) and subject to the WCB Grant Agreement, Grantee shall use any proceeds received in a manner consistent with the conservation objectives exemplified by this Conservation Easement.

(c) Condemnation. If all or part of the Easement Property is taken by the exercise of the power of eminent domain by public, corporate, or other authority so as to abrogate the restrictions imposed by this Conservation Easement, Grantor and Grantee shall each have the right to separately initiate or join in appropriate actions at the time of such taking to recover the full value of its respective interest in the subject portion of the Easement Property involved in the taking and all incidental or direct damages resulting from the taking, it being expressly agreed that this Conservation Easement constitutes a compensable property right, and the proceeds shall be divided based on the respective values of the interests of Grantor and Grantee, as determined in any such action. Grantor and Grantee shall each pay their respective costs and expenses in connection with any such action.

(d) Distribution of Proceeds. Upon distribution of proceeds resulting from a judicial extinguishment or condemnation proceeding, all expenses reasonably incurred by Grantee in connection with the proceeding shall first be reimbursed out of the amount recovered by Grantee. Grantee shall then distribute the remainder of the proceeds in accordance with the WCB Grant Agreement.

(e) Easement Property Remainder. Should this Conservation Easement be terminated or extinguished as to any portion of the Easement Property, the balance of the Easement Property shall remain subject to this Conservation Easement. In this event, all relevant related documents shall be updated and re-recorded by Grantee to reflect the modified Easement Property and encumbrances junior to this Conservation Easement shall remain subordinate to this Conservation Easement as amended.

18. Written Notices. Any notice, demand, request, consent, approval, or communication that a Party desires or is required to give to another Party (including, for purposes of this Section 18, WCB, the Third Party Beneficiary and Owner Designee) shall be in writing and be served personally or sent by recognized overnight courier that guarantees next-day delivery or by first class, certified mail, postage fully prepaid and return receipt requested, addressed as follows:

To Grantor:	Tejon Ranchcorp P.O. Box 1000 Lebec, CA 93243 Fax: (661) 248-3100 Attn: General Counsel

Overnight mail address:	4436 Lebec Road Lebec, CA 93243 Attn: General Counsel

To Grantee:	Tejon Ranch Conservancy P.O. Box 216 Frazier Park, CA 93225 Attn: Executive Director

To the Third Party Beneficiary:	National Audubon Society, Inc., d.b.a. Audubon California 4225 Hollis Street
Emeryville, CA 94608
	Fax:	(510) 601-1954
	Attn:	Graham Chisholm Deputy Director, Director of Conservation

To Owner Designee:	Tejon Ranch Co. P.O. Box 1000 Lebec, CA 93243
	Fax: Attn:	(661)248-3100 General Counsel

Overnight mail address:	4436 Lebec Road Lebec, CA 93243
	Attn:	General Counsel

To the California Wildlife Conservation Board:	California Wildlife Conservation Board
1807 13th Street, Suite 103 Sacramento, CA 95811 Attn: Executive Director

or to such other address as a Party shall designate by written notice to the others. Notice shall be deemed effective upon actual receipt by any of the addressees designated above for such Party in the case of personal delivery or delivery by overnight courier or, in the case of delivery by first class, certified mail, upon the first to occur of: (a) actual receipt by any of the addressees designated above for such Party; or (b) within five (5) days after a certified letter containing such notice, properly addressed, with postage prepaid, is deposited in the United States mail.

19. Amendment. This Conservation Easement may be amended by Grantor and Grantee only by a written agreement signed by both Parties and approved by WCB. In addition, if the amendment significantly adversely affects the Conservation Purpose or Grantee’s rights or obligations hereunder, the express approval of the Third Party Beneficiary to such amendment shall be required, which approval shall not be unreasonably withheld, conditioned or delayed. Any amendment of this Conservation Easement shall be consistent with the Conservation Purpose, the Ranch Agreement, the RWMP, and California law governing conservation easements, and shall not affect its perpetual duration. Grantee shall record any amendment of this Conservation Easement in the official records of Los Angeles County, State of California, and shall provide a copy of the recorded document to WCB.

20. Third Party Beneficiary.

(a) Third Party Beneficiary; Right of Enforcement. As and to the extent set forth in this Section 20, the Third Party Beneficiary shall be a third party beneficiary to this Conservation Easement. In addition to the rights expressly granted to the Third Party Beneficiary elsewhere in this Conservation Easement, the Third Party Beneficiary shall have the right provided in Section 9(g) to enforce the terms, covenants, conditions, and restrictions of this Conservation Easement to the extent and in the manner permitted by such Section.

(b) Right of Inspection. In addition, the Third Party Beneficiary shall have the right, not more than once per year and for no more than thirty (30) days per year, to enter onto the Easement Property in accordance with the procedure set forth in Section 7(a) in order to monitor and inspect compliance with the terms, conditions, restrictions and covenants of this Conservation Easement.

21. Existing Contracts. Grantor shall use good faith efforts to cause the BMPs to apply to uses that are authorized by an Existing Contract to the maximum extent permitted by the terms of the applicable Existing Contract; provided, however, that the Parties agree that good faith efforts shall not include, and Grantor shall not be required to bring, an action against any party or terminate any Existing Contract.

22. Owner Designee. Where the consent, approval or other determination is required from Owner Designee under this Conservation Easement, such consent, approval or other determination by Owner Designee shall be binding upon Grantor and the Easement Property. In no event shall Owner Designee have any liability to Grantor in connection with any such consent, approval or other determination that is made in good faith by Owner Designee. Owner Designee shall keep Grantor reasonably informed of its activities pursuant to this Conservation Easement.

23. Additional Instruments. Subject to Grantor’s prior written approval, which shall not be unreasonably withheld, Grantee may record or file from time to time any and all notices or instruments that may be required to ensure the perpetual enforceability of this Conservation Easement, including (but not limited to) re-recording this Conservation Easement, or a copy thereof, for such purpose. Grantor agrees to execute, acknowledge, and/or deliver (as applicable) any and all such notices or instruments upon request from Grantee to do so.

24. Approval of WCB.

(a) RWMP Review. Grantee shall submit the RWMP, the Public Access Plan, and any proposed amendment to either such plan (a “Proposed Plan”) to WCB at least ninety (90) days prior to its proposed adoption. Subject to the terms of this Section 24, and as set forth in Section 5.6 of the WCB Grant Agreement, WCB shall have the right to review and approve those aspects of a Proposed Plan that occur on the Easement Property (a “Reviewable Aspect”). As set forth in the WCB Grant Agreement, WCB’s approval of a Reviewable Aspect shall not be unreasonably withheld, conditioned or delayed, and WCB shall not disapprove of a Reviewable Aspect unless it is inconsistent with this Conservation Easement or a standard equivalent to the Initial Stewardship Standard.

(b) Notice. Pursuant to the WCB Grant Agreement, WCB has committed to notify Grantee in writing of its disapproval of all or any portion of a Reviewable Aspect of a Proposed Plan (a “WCB Disapproval Notice”), and to use commercially reasonable efforts to respond within ninety (90) days after WCB’s receipt of the Proposed Plan. Grantee shall provide a copy of any WCB Disapproval Notice to Grantor within three (3) business days of receipt. WCB shall state in the WCB Disapproval Notice the specific reasons for its disapproval of a Reviewable Aspect of the Proposed Plan, and may, if applicable, provide supporting documentation concurrent with delivery of such WCB Disapproval Notice.

(c) Resolution. If Grantee, Grantor and WCB are unable to informally resolve WCB’s disapproval of the Reviewable Aspect, then, as soon as is feasible, but in no event later than thirty (30) days after receipt of a WCB Disapproval Notice, representatives of Grantee, Grantor and WCB shall meet and confer in good faith in an attempt to resolve any differences.

(d) Adoption. WCB’s disapproval of a portion of a Proposed Plan shall not preclude Grantee from adopting the remainder of such Proposed Plan. If WCB disapproves of any Reviewable Aspect of a Proposed Plan in accordance with this Section 24 (collectively, the “Disputed Terms”), Grantee may adopt such portions of the Proposed Plan that are not Disputed Terms as part of the RWMP, and shall subsequently amend the RWMP in a manner consistent with the good faith resolution of WCB’s disapproval of the Disputed Terms. In addition, if WCB has failed to deliver a WCB Disapproval Notice to Grantee within ninety (90) days after WCB’s receipt of the Proposed Plan, then Grantee shall have the right to adopt the Proposed Plan in its entirety until such time as WCB delivers a WCB Disapproval Notice to Grantee; provided, however, that in no event shall WCB deliver a WCB Disapproval Notice pursuant to this Section 24 or otherwise disapprove of a Proposed Plan after the date that is 120 days after WCB’s receipt of the Proposed Plan.

25. General Provisions.

(a) Interpretation. This Conservation Easement shall be construed so as to qualify as a conservation easement under Section 815 et seq. of the California Civil Code. The provisions of this Conservation Easement shall be liberally construed to effectuate the Conservation Purpose, notwithstanding economic or other hardship or changes in circumstances or conditions. Any and all recitals in this Conservation Easement are accurate and shall constitute an integral part of this Conservation Easement, and this Conservation Easement shall be construed in light of those recitals. Any and all exhibits, schedules, and addenda attached to and referred to in this Conservation Easement are hereby incorporated into this Conservation Easement as fully as if set out in their entirety herein. If any provision in this Conservation Easement is found to be ambiguous, an interpretation consistent with the Conservation Purpose that would render the provision valid shall be favored over any interpretation that would render it invalid. The Parties acknowledge that each Party and its counsel have had the opportunity to review and revise this Conservation Easement and that no rule of construction that ambiguities are to be resolved against the drafting party shall be employed in the interpretation of this Conservation Easement. In the event of any conflict between the provisions of this Conservation Easement and the provisions of any use and zoning restrictions of the State or local government, the more restrictive provisions shall control.

(b) Controlling Law. The interpretation and performance of this Conservation Easement shall be governed by the laws of the State of California, disregarding the conflicts of law principles of such state.

(c) Venue. Subject to Section 25(d), venue for any action arising out of this Conservation Easement, including any dispute resolution procedure to enforce this Conservation Easement, shall be in the Superior Court of Los Angeles County.

(d) Judicial Reference. It is the desire and intention of the parties to agree upon a mechanism and procedure under which controversies and disputes arising out of this Conservation Easement or related to the Easement Property will be resolved in a prompt and expeditious manner. Accordingly, except with respect to actions in which a Party seeks an injunction pursuant to Section 9(c) and except as set forth in the last sentence of this Section, any action, proceeding or counterclaim brought on any matters arising out of or in any way connected with this Conservation Easement or the Easement Property, and/or any claim of injury or damage, whether sounding in contract, tort, or otherwise, shall be heard and resolved by a referee under the provisions of the California Code of Civil Procedure, Sections 638 - 645.1, inclusive (the “Referee Sections”). The venue of the proceedings shall be as set forth in Section 25(c). Within ten (10) days after receipt by any party of a written request to resolve any dispute or controversy pursuant to this Section 25(d), the parties to such dispute shall agree upon a single referee who shall try all issues, whether of fact or law, and report a finding and judgment on such issues as required by the Referee Sections. If the parties are unable to agree upon a referee within such ten (10) day period, then any party may thereafter file a motion for the purpose of appointment of a referee under the Referee Sections. If the referee is appointed by the court, the referee shall be a neutral and impartial retired judge with substantial experience in the relevant matters to be determined, or, if no such retired judge is available, the referee shall be a neutral and impartial lawyer with substantial experience in the relevant matters to be determined. The proposed referee may be challenged by any party for any of the grounds listed in the Referee Sections. The referee shall have the power to decide all issues of fact and law and report his or her decision on such issues, and to issue all available remedies, subject to the limitations of this Conservation Easement. The parties shall be entitled to conduct all discovery as provided in the California Code of Civil Procedure, and the referee shall oversee discovery and may enforce all discovery orders in the same manner as any trial court judge, with rights to regulate discovery and to issue and enforce subpoenas, protective orders and other limitations on discovery available under California law. The reference proceeding shall be conducted in accordance with California law (including the rules of evidence), and in all regards, the referee shall follow California law applicable at the time of the reference proceeding. The parties shall promptly and diligently cooperate with one another and the referee, and shall perform such acts as may be necessary to obtain a prompt and expeditious resolution of the dispute or controversy in accordance with this Section 25(d). In accordance with Section 644 of the California Code of Civil Procedure, the decision of the referee upon the whole issue must stand as the decision of the court, and upon the filing of the statement of decision with the clerk of the court, or with the judge if there is no clerk, judgment may be entered thereon in the same manner as if the action had been tried by the court. Any decision of the referee and/or judgment or other order entered thereon shall be appealable to the same extent and in the same manner that such decision, judgment, or order would be appealable if rendered by a judge of the superior court in which venue is proper hereunder. The referee shall in his/her statement of decision set forth his/her findings of fact and conclusions of law. The parties intend this general reference agreement to be specifically enforceable in accordance with the California Code of Civil Procedure. Nothing in this Section 25(d) shall prejudice the right of any party to obtain provisional relief, or other equitable remedies from a court of competent jurisdiction as shall otherwise be available under the California Code of Civil Procedure and/or applicable court rules. Notwithstanding anything to the contrary contained in this Section 25(d), if a necessary or indispensable party (as described in California Code of Civil Procedure Section 389(a) or any successor or similar statute) is not, and does not agree in writing to be, subject to this Section 25(d), then the Non-Defaulting Party, or, in the case of a Contract Violation, either Grantor or Grantee, may elect by written notice to the other parties to the dispute to bring an action, proceeding, claim or counterclaim that would otherwise be subject to this Section 25(d) in a court of competent jurisdiction instead of before a referee.

(e) Captions. The captions in this instrument have been inserted solely for convenience of reference and are not a part of this instrument and shall have no effect upon its construction or interpretation.

(f) Severability. If a court of competent jurisdiction voids or invalidates on its face any provision of this Conservation Easement, such action shall not affect the remainder of this Conservation Easement. If a court of competent jurisdiction voids or invalidates the application of any provision of this Conservation Easement to a person or circumstance, such action shall not affect the application of the provision to other persons or circumstances.

(g) Entire Agreement. This instrument, together with the attached exhibits, and the Ranch Agreement sets forth the entire agreement of the Parties with respect to this Conservation Easement and supersedes all prior discussions, negotiations, understandings, or agreements relating to this Conservation Easement. No alteration or variation of this instrument shall be valid or binding unless contained in an amendment in accordance with Section 19. In the event of any conflict between this Conservation Easement and the Ranch Agreement, then as between Grantor and Grantee this Conservation Easement shall govern and control with respect to the Easement Property. No amendment to the Ranch Agreement, or any termination or extinguishment of the Ranch Agreement other than pursuant to Section 3.14 of the Ranch Agreement as it exists as of the Agreement Date, shall be effective as to the Easement Property if such amendment or termination would alter or affect a right or obligation under this Conservation Easement, and such rights and obligations shall continue to be governed by the terms and conditions of Ranch Agreement as they existed prior to the amendment, termination or extinguishment, unless and until WCB has given its written consent to the amendment, termination or extinguishment.

(h) Successors. The covenants, terms, conditions, and restrictions of this Conservation Easement shall be binding upon, and inure to the benefit of, the Parties hereto and their respective personal representatives, heirs, successors, and assigns and shall constitute a servitude running in perpetuity with the Easement Property.

(i) No Forfeiture. Nothing contained herein will result in a forfeiture or reversion of Grantor’s fee title in any respect.

(j) No Third Party Beneficiaries. This Conservation Easement shall not create or bestow any lien or property right in any third party. The Parties agree that, other than the Third Party Beneficiary, no third party beneficiary to this Conservation Easement exists and that nothing contained herein shall be construed as giving any other Person third party beneficiary status.

(k) Termination of Rights and Obligations. A Party’s rights and obligations under this Conservation Easement terminate upon transfer of the Party’s interest in this Conservation Easement or the Easement Property, except that liability for acts or omissions occurring prior to transfer shall survive transfer.

(l) Counterparts. This Conservation Easement may be signed in one or more counterparts, all of which shall constitute one and the same instrument. In the event of any conflict between a recorded and an unrecorded counterpart, the recorded instrument shall be controlling.

(m) Authority. Each of the persons signing this Conservation Easement on behalf of a Party hereby represents that he or she has the requisite authority to bind the Party on whose behalf he or she is signing this Conservation Easement, and that all requisite approvals of such Party, its Board of Directors, shareholders, members, general partners, or others have been obtained.

(n) Terms.

(1) The terms “Grantor” and “Grantee,” wherever used in this Conservation Easement, and any pronouns used in place thereof, shall mean and include, respectively: (i) the named Grantor and the personal representatives, heirs, devisees, and assigns of such named Grantor, and all other successors of such Grantor, as their interests may appear; and (ii) the named Grantee and the personal representatives, heirs, devisees, and assigns of such named Grantee, and all other successors of such Grantee, as their interests may appear. If the Easement Property is owned by more than one fee owner, the term “Grantor” includes each such owner; provided, however, that where this Conservation Easement provides that an approval or determination is to be made by Grantor with respect to any Conservation Activity located on, or any requested access to, any portion of the Easement Property, such approval or determination shall be made only by the owner(s) of such property.

(2) All statutory references in this Conservation Easement shall mean and include the applicable statute, as amended from time to time, or, if such statute is repealed and replaced, any successor statute.

(o) Exhibits. The following exhibits are attached to and are incorporated into this Conservation Easement:

Exhibit A:	Legal Description of Easement Property
Exhibit B:	Map of Easement Property
Exhibit C:	Depiction of Tejon Ranch and Conserved Lands
Exhibit D:	[Intentionally Omitted]
Exhibit E:	Depiction of Development Areas
Exhibit F:	[Intentionally Omitted]
Exhibit G:	Access Procedure Agreement
Exhibit H:	List of Assessor’s Parcel Numbers

[Signatures follow on next page.]

IN WITNESS WHEREOF, the Parties have executed this Conservation Easement as of the Agreement Date.

GRANTOR:	GRANTEE:

TEJON RANCHCORP, a California corporation	TEJON RANCH CONSERVANCY, a California nonprofit public benefit corporation

BY:	BY:

NAME:	NAME:	THOMAS H. MALONEY

TITLE:	TITLE:	EXECUTIVE DIRECTOR

DATE:	DATE:	2/28/2011

BY:

NAME:

TITLE:

DATE:

Signing for the limited purpose of acknowledging the obligations of the Owner Designee set forth herein:	Signing for the limited purpose of acknowledging the obligations of the Third Party Beneficiary set forth herein:

OWNER DESIGNEE:	THIRD PARTY BENEFICIARY:

TEJON RANCH CO., a Delaware corporation	NATIONAL AUDUBON SOCIETY INC., a New York nonprofit corporation

BY:	BY:

NAME:	NAME:

TITLE:	TITLE:

DATE:	DATE:

S-1

IN WITNESS WHEREOF, the Parties have executed this Conservation Easement as of the Agreement Date.

GRANTOR:		GRANTEE:

TEJON RANCHCORP, a California corporation		TEJON RANCH CONSERVANCY, a California nonprofit public benefit corporation

BY:		BY:

NAME:	ALLEN E. LYDA	NAME:

TITLE:	Senior Vice President—CFO	TITLE:

DATE:	February 25, 2011	DATE:

BY:

NAME:	Kathleen J. Perkinson

TITLE:	Senior Vice President

DATE:	February 25, 2011

Signing for the limited purpose of acknowledging the obligations of the Owner Designee set forth herein:		Signing for the limited purpose of acknowledging the obligations of the Third Party Beneficiary set forth herein:

OWNER DESIGNEE:		THIRD PARTY BENEFICIARY:

TEJON RANCH CO., a Delaware corporation		NATIONAL AUDUBON SOCIETY INC., a New York nonprofit corporation

BY:		BY:

NAME:	Kathleen J. Perkinson	NAME:

TITLE:	Senior Vice President	TITLE:

DATE:	February 25, 2011	DATE:

S-1

IN WITNESS WHEREOF, the Parties have executed this Conservation Easement as of the Agreement Date.

GRANTOR:	GRANTEE:

TEJON RANCHCORP, a California corporation	TEJON RANCH CONSERVANCY, a California nonprofit public benefit corporation

BY:	BY:

NAME:	NAME:

TITLE:	TITLE:

DATE:	DATE:

BY:

NAME:

TITLE:

DATE:

Signing for the limited purpose of acknowledging the obligations of the Owner Designee set forth herein:	Signing for the limited purpose of acknowledging the obligations of the Third Party Beneficiary set forth herein:

OWNER DESIGNEE:	THIRD PARTY BENEFICIARY:

TEJON RANCH CO., a Delaware corporation	NATIONAL AUDUBON SOCIETY INC., a New York nonprofit corporation

BY:	BY:

NAME:	NAME:	GRAHAM CHISHOLM

TITLE:	TITLE:	EXECUTIVE DIRECTOR

DATE:	DATE:	2/24/11

S-1

Signing for the limited purpose of acknowledging the obligations of the Wildlife Conservation Board set forth herein:

WILDLIFE CONSERVATION BOARD

BY:

NAME:	John P. Donnelly

TITLE:	Executive Director

DATE:	2/25/11

S-2

State of California	)

County of Los Angeles	)

On 2/28/2011 before me, Jess Fernandez, personally appeared Thomas Henry Maloney, who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he~~/she/they~~ executed the same in his~~/her/their~~ authorized capacity~~(ies)~~, and that by his~~/her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.
Signature	(Seal)

State of California	)

County of	)

On              before me,             , personally appeared             , who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s) or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature	(Seal)

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California County of Kern }

On February 25, 2011 before me, Konnie Sue Williams-Roth, Notary Public,

Date Here Insert Name and Title of the Officer

personally appeared Allen E. Lyda & Kathleen J. Perkinson

Name(s) of Signer(s) ,

KONNIE SUE WILLIAMS-ROTH

Commission # 1794171

Notary Public - California NNA1

Kern County My Comm. Expires Mar 28, 2012

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature Konnie Sue Williams-Roth

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Deed of Conservation Easement and Agreement Concerning Easement

Rights (Michener Ranch)

Document Date: Number of Pages:

Signer(s) Other Than Named Above:

Capacity(ies) Claimed by Signer(s)

Signer’s Name:

Individual

Corporate Officer — Title(s):

Partner — Limited General

Attorney in Fact

Trustee

Guardian or Conservator Other:

Signer’s Name:

Individual

Corporate Officer — Title(s):

Partner — Limited General

Attorney in Fact

Trustee

Guardian or Conservator Other:

RIGHT THUMBPRINT OF SIGNER

RIGHT THUMBPRINT OF SIGNER

Top of thumb here

Top of thumb here

Signer Is Representing:

Signer Is Representing:

©2007 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org Item #5907 Reorder: Call Toll-Free 1-800-876-6827

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California County of Kern }

On February 25, 2011 before me, Konnie Sue Williams-Roth, Notary Public,

Date Here Insert Name and Title of the Officer

personally appeared

Kathleen J. Perkinson

Name(s) of Signer(s) ,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

KONNIE SUE WILLIAMS-ROTH

Commission # 1794171

Notary Public - California NNA1

Kern County My Comm. Expires Mar 28, 2012

Place Notary Seal Above

Signature

Konnie Sue Williams-Roth

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Deed of Conservation Easement and Agreement Concerning Easement

Rights (Michener Ranch)

Document Date: Number of Pages:

Signer(s) Other Than Named Above:

Capacity(ies) Claimed by Signer(s)

Signer’s Name:

Individual

Corporate Officer — Title(s):

Partner — Limited General

Attorney in Fact

Trustee

Guardian or Conservator Other:

Signer’s Name:

Individual

Corporate Officer — Title(s):

Partner — Limited General

Attorney in Fact

Trustee

Guardian or Conservator Other:

RIGHT THUMBPRINT OF SIGNER

RIGHT THUMBPRINT OF SIGNER

Top of thumb here

Top of thumb here

Signer Is Representing:

Signer Is Representing:

©2007 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org Item #5907 Reorder: Call Toll-Free 1-800-876-6827

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Sacramento }

on 2/25/11 before me, Natalya Kulagina, Notary Public,

Date Here Insert Name and Title of the Officer

personally appeared John P. Donnelly

Name(s) of Signer(s)

NATALYA KULAGINA

Commission # 1853848

Notary Public - California

Sacramento County

My Comm. Expires Jun 13, 2013 NNA1

Signer’s Name:

Signer’s Name:

Corporate Officer — Title(s):

Corporate Officer — Title(s):

Individual

RIGHT THUMBPRINT

Individual

RIGHT THUMBPRINT

OF SIGNER

OF SIGNER

Partner — Limited General

Top of thumb here

Partner — Limited General

Top of thumb here

Attorney in Fact

Attorney in Fact

Trustee

Trustee

Guardian or Conservator

Guardian or Conservator

Other:

Other:

Signer Is Representing:

Signer Is Representing:

©2008 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org Item #5907 Reorder: Call Toll-Free 1-800-876-6827

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Tejon Ranch Conservation Easement (Mich)

Document Date: 2/25/11

Number of Pages:

Signer(s) Other Than Named Above:

Capacity(ies) Claimed by Signer(s)

Signature:

Place Notary Seal and/or Stamp Above

Signature of Notary Public

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

State of California	)

County of alameda	)

On 24th February, 2011 before me, Yvonne Graham/Notary, personally appeared Graham Chisholm, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature	(Seal)

EXHIBIT A

Legal Description of Easement Property

[attached]

Exhibit A

EXHIBIT “A”

(LEGAL DESCRIPTION)

TEJON RANCH - MICHENER ACQUISITION AREA

THOSE PORTIONS OF LAND IN THE UNINCORPORATED TERRITORY OF THE COUNTY OF LOS ANGELES, STATE OF CALIFORNIA, DESCRIBED AS FOLLOWS:

ALL OF FRACTIONAL SECTION 6; THE NORTHEAST QUARTER OF THE NORTHWEST QUARTER OF SECTION 7; AND LOT 1 IN THE NORTHWEST CORNER OF SECTION 7, ALL IN TOWNSHIP 8 NORTH, RANGE 18 WEST, SAN BERNARDINO MERIDIAN, ACCORDING TO THE OFFICIAL PLAT OF SAID LAND ON FILE WITH THE BUREAU OF LAND MANAGEMENT;

TOGETHER WITH ALL OF SECTION 1; THE NORTHEAST QUARTER OF SECTION 12; AND THE NORTH HALF OF THE NORTHWEST QUARTER OF SECTION 12, ALL IN TOWNSHIP 8 NORTH, RANGE 19 WEST, SAN BERNARDINO MERIDIAN, ACCORDING TO THE OFFICIAL PLAT OF SAID LAND ON FILE WITH THE BUREAU OF LAND MANAGEMENT.

EXCEPT THEREFROM THE EASTERLY 40 RODS OF LOT 1, SECTION 1, IN SAID TOWNSHIP 8 NORTH, RANGE 18 WEST, SAN BERNARDINO MERIDIAN, AS MEASURED ALONG THE NORTHERLY LINE THEREOF.

CONTAINING 1,585 ACRES, MORE OR LESS.

ALSO AS SHOWN ON EXHIBIT “A-1” ATTACHED HERETO AND BY THIS REFERENCE MADE A PART HEREOF (DIMENSIONS HAVE BEEN INCLUDED AS A CONVENIENCE TO THE USER AND SHOULD BE FIELD VERIFIED FOR ACCURACY).

SUBJECT TO COVENANTS, CONDITIONS, RESTRICTIONS, RESERVATIONS, EASEMENTS AND RIGHTS-OF-WAY OF RECORD, IF ANY.

THIS LEGAL DESCRIPTION HAS BEEN PREPARED FOR AGREEMENT PURPOSES ONLY AND IS NOT INTENDED FOR USE IN THE CONVEYANCE, FINANCING OR LEASING OF LAND EXCEPT AS PROVIDED FOR IN THE SUBDIVISION MAP ACT OF THE STATE OF CALIFORNIA.

PREPARED BY:	PROACTIVE ENGINEERING CONSULTANTS UNDER THE DIRECTION OF:

RAY E. MANSUR, PLS 7185 REGISTRATION EXPIRES 12/31/09
June 1, 2009 J.N. 06.045.001

BEING SECTION 6 AND A PORTION OF SECTION 7, T 8 N, R 18 W, SBM;
AND PORTIONS OF SECTIONS 1 AND 12, T 8 N, R 19 W, SBM, IN THE
UNINCORPORATED TERRITORY OF THE COUNTY OF LOS ANGELES, STATE OF CALIFORNIA

RANCHO LOS ALAMOS Y AGUA CALIENTE
36
31
COUNTY OF KERN
COUNTY OF LOS ANGELES
T 9 N
T 8 N
N89°22'39"W 2619.60'
N87°28'42"W 2612.06'
1952.06'
660'
N89°23'33"W 2630.46'
N89°24'39"W 2105.72'
N67°47'48"W 542.45'
N01°33'23"E 1336.71'
O.R. 99-2201540
1330.78' N01°33'23"E
659.93' N87°59'36"W
6649.64'
N01°23'55"E
5102.70'
N00°23'08"E
MICHENER
± 1,585 AC
SCALE: 1"=1,500'
N 1/2, NW 1/4
NE 1/4
NE 1/4 NW 1/4
2674.95' N89°36'52"W
1313.56' N01°57'44"E
2606.64' N88°25'42"W
1319.26' N01°27'48"E
2653.53' N89°54'23"W
1326.65' N01°04'48"E
2625.91' N88°16'03"W
12
7
R 19 W
R 18 W
LICENSED LAND SURVEYOR
RAY E. MANSUR
No. 7185
STATE OF CALIFORNIA
RAY E. MANSUR, PLS 7185
License Expires 12/31/09

PROACTIVE
ENGINEERING CONSULTANTS
WWW.PROACTIVEENGINEERING.NET
1875 CALIFORNIA AVE • CORONA, CA • 92881
951•280•3300

EXHIBIT "A-1"
TEJON RANCH
MICHENER ACQUISITION AREA

Z:\06.045.000TEJONPRESERVE\SURVEY\DRAWINGS\AA-5_MICHENER_LEGAL-EX-A1.DWG	DATE: 6/01/09	J.N. 06.045.001	SHEET 1 OF 1

EXHIBIT B

Depiction of Easement Property

[attached]

Exhibit B

LEGEND
Acquisition Area
Michener Ranch
Approx. 1,600 Acres
Kern County
Los Angeles County
Kern County
Los Angeles County
5
Key Map
0
0.25
0.5
Miles
0.75
1

Depiction of Acquisition Area
Michener Ranch

EXHIBIT B

EXHIBIT C

Depiction of Tejon Ranch and Conserved Lands

[attached]

Exhibit C

58
58
223
99
5
Kern County
Los Angeles County
Kern County
Ventura County
138
5
Acquisition Area
Dedicated Conservation Easement Area

Depiction of Tejon Ranch & Conserved Lands

EXHIBIT C

EXHIBIT D

[intentionally omitted]

Exhibit D

EXHIBIT E

Depiction of Development Areas

[attached]

Exhibit E

58
58
223
99
5
5
138
Bakersfield National Cemetery
Approx. 500 Acres
LEGEND
Development Areas
Tejon Industrial Complex
Approx. 1,400 Acres
Grapevine
Approx. 15,700 Acres
TRC Headquarters
Approx. 425 Acres
Tejon Mountain Village
Approx. 28,300 Acres
Kern County
Los Angeles County
Kern County
Ventura County
Centennial
Approx. 12,400 Acres
N
Miles

Depiction of Development Areas

EXHIBIT E

EXHIBIT F

[intentionally omitted]

Exhibit F

EXHIBIT G

Access Procedure Agreement

This Exhibit G sets forth the procedures for Grantee’s entry on and access to the Easement Property to (a) conduct monitoring inspections and tests and other non-invasive activities as may be reasonably appropriate for the purpose of evaluating and monitoring the Conservation Values of the Easement Property, (b) monitor Grantor’s compliance with the terms of this Conservation Easement, and (c) conduct field inspections and engage in other non-invasive activities in connection with planning for and preparation of the RWMP and the Public Access Plan (collectively, “Routine Monitoring Activities”). Routine Monitoring Activities do not include (i) any overnight entry or access not specifically provided for in the RWMP, (ii) any entry or access by third parties, including, but not limited to, the Third Party Beneficiary, WCB, and contractors and non-employee agents of Grantee, the Third Party Beneficiary or WCB, (iii) any activity defined as a “Conservation Activity” in Section 7(b) of the Conservation Easement, or (iv) any entry or access to the Easement Property by Grantee for a purpose not described in the preceding sentence.

1. Access Procedure.

(a) All entry on and access to the Easement Property pursuant to this Exhibit G shall (A) be at reasonable times (except in cases where Grantee reasonably determines that immediate entry on the Easement Property is required in accordance with Section 7(a)(1) of the Conservation Easement), (B) be in accordance with Grantor’s then-current, reasonable requirements for entry on the Easement Property, and (C) not unreasonably interfere with Grantor’s authorized use and quiet enjoyment of the Easement Property. In addition, any invasive testing to be performed as part of a Routine Monitoring Activity shall be conducted in accordance with Grantor’s then-current, reasonable invasive testing requirements and procedures. Grantor shall have the right to have one (1) or more representatives accompany Grantee during any entry on and period of access to the Easement Property.

(b) If Grantee desires to enter on and access the Easement Property for a Routine Monitoring Activity, then Grantee shall provide Grantor with an Access Notice at least forty-eight (48) hours prior to the date Grantee desires to enter on the Easement Property. For all access proposed pursuant to this Exhibit G, Grantee shall prominently indicate on the Access Notice that the access is for a Routine Monitoring Activity and requires prompt consideration by Grantor. In addition, Grantor may, from time to time, specify a particular address or other method of delivery, in addition to the notice addresses set forth in Section 18 of the Conservation Easement, to which Grantee shall deliver all Access Notices sent pursuant to this Exhibit G. If, in Grantor’s reasonable determination, any activity described in the Access Notice does not constitute a Routine Monitoring Activity or there are operational, safety or other reasonable impediments to the entry and access proposed by Grantee, then Grantor may respond, either verbally or in writing, to Grantee within such forty-eight (48) hour period to identify such concerns or impediments in reasonable detail, and the Parties shall cooperate with one another to address Grantor’s concerns about the proposed activities and to develop a reasonable schedule and manner of entry on and access to the Easement Property that reasonably addresses the impediments identified by Grantor.

Exhibit G, Page 1

2. Meet-and-Confer. In order to help facilitate the Parties’ scheduling processes, at the request of either Party, the Parties shall meet and confer approximately once per quarter or more frequently as needed (on such date and at such time and venue mutually acceptable to the Parties) regarding Grantee’s proposed schedule of Routine Monitoring Activities for the upcoming quarter so that Grantor may attempt to identify potential impediments prior to Grantee’s delivery of an Access Notice (each such meeting, a “Quarterly Meeting”). The Parties may elect to conduct such Quarterly Meeting by telephone or online audio-visual conferencing software.

3. Conservation Easement. Any entry on and access to the Easement Property not otherwise defined as a Routine Monitoring Activity shall be subject to the access provisions of the Conservation Easement, including, but not limited to, Section 7 therein.

Exhibit G, Page 2

EXHIBIT H

List of Assessor’s Parcel Numbers

3251-013-007

3251-002-017

3251-002-018

3251-016-022

3251-002-021

3251-002-019

3251-003-003

3251-003-005

3251-013-004

3251-013-005

Exhibit H

First American Title Company 5 First American Way • Santa Ana, CA 92707
Estimated Settlement Statement
Amended: Friday Feb 25, 2011 4:01 PM

Property:	Bi-Centennial, CA	File No: OSA-3071131
Officer: Jeanne Gould/jg
New Loan No:
Estimated Settlement Date:
Disbursement Date:
		Print Date:	02/25/2011, 4:09 PM

Buyer:	Tejon Ranch Conservancy
Address:	1037 Beartrap Road, Lebec, CA 93243
Seller:	Tejon RanchCorp
Address:	4436 Lebec Rd., Lebec, CA 93243

Buyer Charge	Buyer Credit	Charge Description			Seller Charge	Seller Credit
		Consideration:
2,910,000.00		Total Consideration				2,910,000.00

		Deposits in Escrow:
	2,910,000.00	Receipt No. 347715873 on 12/29/2010 by Sate of California

		Adjustments:
		Closing Reserve			150.00

		Title/Escrow Charges to:
		PROJECT FEE to First American Title Company	POC $	4,000.00
		Update Preliminary Report to First American Title Company	POC $	300.00
		ALTA 9.1 Endorsement to First American Title Company			100.00
		CLTA 103.5 Endorsement to First American Title Company			250.00
		CLTA 110.1 Endorsement to First American Title Company			100.00
		ALTA Std Owner Policy 1402.06 (6-17-06) to First American Title Company			3,829.00
		Escrow Fee to First American Title Company			3,200.00
		Special Messenger Service to First American Title Company			150.00
		County Documentary Transfer Tax to First American Title Company			3,201.00
		Record Easement to First American Title Company			350.00
		Record Notice of Unrecorded Grant Ag to First American Title Company			150.00

		Disbursements Paid:
1.00		Interest Earned in IBA Acct to State of California, Wildlife Conservation Board

	1.00	Cash (X From) ( To) Borrower
		Cash (X To) ( From) Seller			2,898,520.00

2,910,001.00	2,910,001.00	Totals			2,910,000.00	2,910,000.00

Notice - This Estimated Settlement statement is subject to changes, corrections or additions at the time of final computation of Escrow Settlement Statement.

*** Buyer instructs Escrow Holder to issue the interest earned on the deposit to the State of California -Wildlife Conservation Board at the close of escrow ***

BUYER(S):	SELLER(S):

Tejon Ranch Conservancy, a California nonprofit public benefit corporation	Tejon RanchCorp formerly known as Tejon Ranch Co., a California corporation

By:	By:
THOMAS H. MALONEY, Its:	:	Kathleen J. Perkinson, Its:
EXECUTIVE DIRECTOR		Senior Vice President

Initials:

First American Title Company
5 First American Way • Santa Ana, CA 92707
Estimated Settlement Statement
Amended: Friday Feb 25, 2011 3:58 PM

Property:	Tri-Centennial, CA	File No: 3071133-A
Officer: Jeanne Gould/jg
New Loan No:
Estimated Settlement Date:
Disbursement Date:
		Print Date:	02/25/2011, 3:59 PM

Buyer:	Tejon Ranch Conservancy
Address:	1037 Beartrap Road, Lebec, CA 93243
Seller:	Tejon RanchCorp
Address:	4436 Lebec Rd., Lebec, CA 93243

Buyer Charge	Buyer Credit	Charge Description	Seller Charge	Seller Credit
		Consideration:
1,000,000.00		Total Consideration		1,000,000.00

		Deposits in Escrow:
	1,000,000.00	Receipt No. 347715878 on 12/29/2010 by State of California

		Adjustments:
		Closing Reserve	150.00

		Title/Escrow Charges to:
		Escrow Fee to First American Title Company	2,300.00
		ALTA Std Owner Policy 1402.06 (6-17-06) to First American Title Company	2,108.00
		CLTA 103.5 Endorsement to First American Title Company	210.00
		CLTA 110.1 Endorsement to First American Title Company	100.00
		ALTA 9.1 Endorsement to First American Title Company	100.00
		Record Easement to First American Title Company	350.00
		Record Notice of Unrecorded Grant Ag. to First American Title Company	150.00
		County Documentary Transfer Tax to First American Title Company	1,100.00

		Disbursements Paid:
1.00		Interest Earned in IBA Acct to State of California, Wildlife Conservation Board

	1.00	Cash (X From) ( To) Borrower
		Cash (X To) ( From) Seller	993,432.00

1,000,001.00	1,000,001.00	Totals	1,000,000.00	1,000,000.00

Notice - This Estimated Settlement Statement is subject to changes, corrections or additions at the time of final computation of Escrow Settlement Statement.

*** Buyer instructs Escrow Holder to issue the interest earned on the deposit to the State of California - Wildlife Conservation Board at the close of escrow ***

BUYER(S):	SELLER(S):

Tejon Ranch Conservancy, a California nonprofit public benefit corporation	Tejon RanchCorp (formerly known as Tejon Ranch Co.), a California corporation

By:	By:
THOMAS H. MALONEY, Its:	: Kathleen J. Perkinson,
EXECUTIVE DIRECTOR	Its: Senior Vice President

DATE: February 28, 2011	TIME: 9:30 AM
ESCROW NO.: 10-55021995-MB
LOCATE NO.: CACT17715-7715-4550-0055021995
ESCROW OFFICER: Maria Biernat	CLOSING DATE: March 1, 2011

MASTER STATEMENT

SELLER:	Tejon Ranchcorp
BUYER:	Tejon Ranch Conservancy
PROPERTY:	aka: “Old Headquarters”, Kern County, Tejon, CA

SELLER			BUYER
$ DEBITS	$ CREDITS		$ DEBITS	$ CREDITS

		FINANCIAL:
	7,050,000.00	Total Consideration	7,050,000.00
		WCB Funding from State of CA for Buyer		7,050,000.00

		TITLE CHARGES:
7,755.00		County Transfer Tax
275.00		Recording Old HQ Easement Deed
75.00		Recording Notice of Unrecorded Grant
150.00		Recording WFB Subordination
11,883.00		01-O-CLTA Standard - 1990 for $7,050,000.00

		ESCROW CHARGES:
6,697.00		Escrow Fee to Chicago Title

		MISCELLANEOUS:
		WCB for Interest Earned	1.00
		Buyer for Refundable overestimate	199.00

$7,023,165.00		BALANCE		$200.00

$7,050,000.00	$7,050,000.00	TOTAL	$7,050,200.00	$7,050,200.00

Tejon Ranchcorp

By:	, Senior Vice President

Name/Title:

Tejon Ranch Conservancy

By:	, EXECUTIVE DIRECTOR

Name/Title:

DATE: February 28, 2011	TIME: 9:34 AM
ESCROW NO.: 10-55021997-MB
LOCATE NO.: CACT17715-7715-4550-0055021997
ESCROW OFFICER: Maria Biernat	CLOSING DATE: March 1, 2011

MASTER STATEMENT

SELLER:	Tejon Ranchcorp, a California Corporation, formerly known as Tejon Ranch Co., a California Corporation
BUYER:	Tejon Ranch Conservancy
PROPERTY:	White Wolf, Tejon, CA

SELLER			BUYER
$ DEBITS	$ CREDITS		$ DEBITS	$ CREDITS

		FINANCIAL:
	4,340,000.00	Total Consideration	4,340,000.00
		WCB Funding from State of CA for Buyer		4,340,000.00

		TITLE CHARGES:
4,774.00		County Transfer Tax
8,330.00		01-O-CLTA Standard - 1990 for $4,340,000.00
275.00		Recording White Wolf Easement Deed
75.00		Recording Notice of Unrecorded Grant

		ESCROW CHARGES:
4,123.00		Escrow Fee to Chicago Title

		MISCELLANEOUS:
		WCB for Interest earned	1.00
		Buyer for Refundable overestimate	199.00

$4,322,423.00		BALANCE		$200.00

$4,340,000.00	$4,340,000.00	TOTAL	$4,340,200.00	$4,340,200.00

Tejon Ranchcorp

By:	, Senior Vice President

Name/Title:

Tejon Ranch Conservancy

By:	, EXECUTIVE DIRECTOR

Name/Title:

First American Title Company 5 First American Way • Santa Ana, CA 92707 Estimated Settlement Statement Amended: Friday Feb 25, 2011 3:59 PM

Property:	Michener, CA	File No: 3073574-A
Officer: Jeanne Gould/jg
New Loan No:
Estimated Settlement Date:
Disbursement Date:
		Print Date:	02/25/2011, 4:00 PM

Buyer:	Tejon Ranch Conservancy
Address:	1037 Beartrap Road, Lebec, CA 93243
Seller:	Tejon RanchCorp, Inc.
Address:	4436 Lebec Rd., Lebec, CA 93243

Buyer Charge	Buyer Credit	Charge Description	Seller Charge	Seller Credit
		Consideration:
450,000.00		Total Consideration		450,000.00

		Deposits in Escrow:
	450,000.00	Receipt No. 347715877 on 12/29/2010 by State of California

		Adjustments:
		Closing Reserve	150.00

		Title/Escrow Charges to:
		ALTA Std Owner Policy 1402.06 (6-17-06) to First American Title Company	1,248.00
		CLTA 103.5 Endorsement to First American Title Company	124.00
		CLTA 110.1 Endorsement to First American Title Company	100.00
		Alta 9.1 Endorsement to First American Title Company	100.00
		Escrow Fee to First American Title Company	1,100.00
		Record Easement to First American Title Company	350.00
		Record Notice of Unrecorded Grant Ag to First American Title Company	150.00
		County Documentary Transfer Tax to First American Title Company	495.00

		Disbursements Paid:
1.00		Interest Earned in IBA Acct to State of California, Wildlife Conservation Board

	1.00	Cash (X From) ( To) Borrower
		Cash (X To) ( From) Seller	446,183.00

450,001.00	450,001.00	Totals	450,000.00	450,000.00

Notice - This Estimated Settlement Statement is subject to changes, corrections or additions at the time of final computation of Escrow Settlement Statement.

*** Buyer instructs Escrow Holder to issue the interest earned on the deposit to the State of California - Wildlife Conservation Board at the close of escrow ***

BUYER(S):	SELLER(S):

Tejon Ranch Conservancy, a California nonprofit public benefit corporation	Tejon RanchCorp, Inc., a California corporation

By:	By:
THOMAS H. MALONEY Its:	: Kathleen J. Perkinson,
EXECUTIVE DIRECTOR	Its: Senior Vice President